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INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AMEC
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF FOSTER WHEELER
INDEX TO THE RECONCILIATION OF FOSTER WHEELER'S FINANCIAL INFORMATION

As confidentially submitted to the Securities and Exchange Commission on August 4, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMEC plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant name into English)

United Kingdom (State or other jurisdiction of incorporation or organization)	8711 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Alison Yapp
General Counsel & Company Secretary
AMEC plc
4th Floor
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
+44 (0) 20 7429 7500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:
Thomas B. Shropshire, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 (0) 20 7456 2000	Scott Sonnenblick Peter Cohen-Millstein Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 United States +1 (212) 903 9000	Doug Smith Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HT United Kingdom +44 (0) 20 7936 4000	Matthew F. Herman Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 United States +1 (212) 277 4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and all other conditions to the consummation of the transaction described in this prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)

Ordinary shares, nominal value £0.50 per share	90,917,043	N/A	1,724,496,324	222,115.13

Notes:

(1)
American depositary shares issuable on deposit of the AMEC shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

(2)
Represents the maximum number of AMEC shares estimated to be issuable upon the completion of the Offer for Foster Wheeler shares described herein.

(3)
Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the market value of the securities to be offered was calculated as the product of (i) 100,064,647 Foster Wheeler shares, par value CHF3.00 per share and (ii) the average of the high and low sales prices of Foster Wheeler registered shares reported on NASDAQ on 28 July 2014 equal to $33.39, less $1,616,662,240, the estimated maximum aggregate amount of cash to be paid in the offer in exchange for such securities.

(4)
Calculated in accordance with Rule 457(f) under the Securities Act as the product of the maximum aggregate offering price and $128.80 per $1,000,000 of securities registered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. AMEC may not complete the exchange offer and issue these securities until the registration statement filed with the US Securities and Exchange Commission, referred to as the SEC, is effective. This prospectus is not an offer to sell or a solicitation to sell these securities in any jurisdiction where such offer, sale or solicitation is not permitted.

Offer to Exchange
Each
Registered Share
of

For
$16.00 Cash and 0.8998 Securities in AMEC plc
(at the election of Foster Wheeler shareholders, $32.00 Cash or 1.7996 Securities)
by
AMEC INTERNATIONAL INVESTMENTS BV
a wholly-owned subsidiary of
AMEC PLC

AMEC International Investments BV, a company organised under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, a company organised under the laws of England and Wales, which is referred to as AMEC, is offering to acquire all of the issued and to be issued registered shares, par value CHF3.00 per share, or Foster Wheeler shares, of Foster Wheeler AG, a company organised under the laws of Switzerland, upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, which are referred to in this prospectus together, as each may be amended or supplemented from time to time, as the Offer. Pursuant to the implementation agreement dated 13 February 2014 as amended by the letter agreement dated 28 March 2014 and deed of amendment dated 28 May 2014, each between AMEC and Foster Wheeler, which are collectively referred to as the Implementation Agreement, AMEC International Investments BV will pay up to $1,616,662,240 in cash and will offer up to 90,917,043 new AMEC securities, or AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of ordinary shares, nominal value £0.50 per share, or AMEC shares, or American depositary shares each representing one (1) AMEC share, or AMEC ADSs.

You may elect to receive either cash or AMEC securities with respect to each Foster Wheeler share you hold, subject in each case to proration as set forth in the Implementation Agreement and described in this prospectus. See "The Offer—Terms of the Offer—Mix and Match Election and Proration" for a detailed description of the proration procedures.

If, following completion of the exchange offer, AMEC, directly or indirectly, has acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, AMEC will, indirectly through a wholly-owned subsidiary, initiate a Squeeze-Out Merger under Swiss law whereby any remaining holders of Foster Wheeler shares will be compensated (in cash or otherwise) as required pursuant to Swiss law. Pursuant to the Swiss Merger Act, the amount or value of such compensation must be adequate, but such amount may be different in form and/or value from the consideration received in the Offer.

As at 28 July 2014, the latest practicable date prior to the date of this document, the total value of the consideration being offered by AMEC was $3,566,236,367, based on the closing price of £11.46 for the AMEC shares on the London Stock Exchange, or the LSE, on that date and an exchange rate of $1.7001 per pound sterling, as published in The Financial Times on 29 July 2014.

FOSTER WHEELER'S BOARD HAS UNANIMOUSLY RESOLVED THAT THE IMPLEMENTATION AGREEMENT AND THE OFFER ARE IN THE BEST INTERESTS OF FOSTER WHEELER AND FAIR TO THE HOLDERS OF FOSTER WHEELER SHARES, HAS APPROVED THE IMPLEMENTATION AGREEMENT AND HAS RESOLVED TO RECOMMEND THAT HOLDERS OF FOSTER WHEELER SHARES TENDER THEIR FOSTER WHEELER SHARES INTO THE OFFER.

The completion of the Offer is subject to certain conditions, including that at least 80 per cent. of the Foster Wheeler shares are tendered in the Offer, subject to the right by AMEC to waive the minimum tender condition down to 66 2/3 per cent. A detailed description of the terms and conditions of this Offer appears under "The Offer—Terms of the Offer" and "The Offer—Conditions to the Offer" in this prospectus.

THIS OFFER WILL COMMENCE AT            NEW YORK CITY TIME (            LONDON TIME;             ZUG TIME) ON            2014. THIS OFFER, AND YOUR RIGHT TO WITHDRAW FOSTER WHEELER SHARES YOU TENDER IN THIS OFFER, WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME (            LONDON TIME;            ZUG TIME) ON            2014, UNLESS THE EXPIRATION TIME OF THIS OFFER IS EXTENDED.

Foster Wheeler shares are listed on The NASDAQ Stock Market, referred to as NASDAQ. AMEC's shares are listed and admitted to trading on the London Stock Exchange's main market for listed securities. Prior to completion of the Offer, AMEC will apply to the UK Financial Conduct Authority for the new AMEC shares to be admitted to the premium listing segment of the Official List of the UK Listing Authority and to the London Stock Exchange for the new AMEC shares to be admitted to trading on the LSE, respectively. AMEC intends to apply for the AMEC ADSs to be listed on the New York Stock Exchange.

FOR A DISCUSSION OF RISK FACTORS THAT YOU SHOULD CAREFULLY CONSIDER IN EVALUATING THE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 42.

THIS PROSPECTUS CONTAINS DETAILED INFORMATION CONCERNING THE OFFER FOR FOSTER WHEELER SHARES AND THE PROPOSED ACQUISITION OF FOSTER WHEELER. AMEC RECOMMENDS THAT YOU READ THIS PROSPECTUS CAREFULLY.

THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IS NOT A SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES PURSUANT HERETO, IN ANY JURISDICTION IN WHICH SUCH OFFER, SALE OR SOLICITATION IS NOT PERMITTED OR WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH JURISDICTION.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE OFFER OR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

THIS IS NOT A PROSPECTUS PUBLISHED IN ACCORDANCE WITH THE PROSPECTUS RULES MADE UNDER PART VI OF THE UNITED KINGDOM FINANCIAL SERVICES AND MARKETS ACT 2000 (AS SET OUT IN THE FINANCIAL CONDUCT AUTHORITY HANDBOOK), OR THE UK PROSPECTUS RULES. AMEC INTENDS TO PUBLISH A PROSPECTUS UNDER THE UK PROSPECTUS RULES IN CONNECTION WITH ITS APPLICATION FOR ADMISSION OF AMEC ORDINARY SHARES TO LISTING ON THE PREMIUM SEGMENT OF THE OFFICIAL LIST OF THE UNITED KINGDOM LISTING AUTHORITY AND TO TRADING ON THE MAIN MARKET OF THE LONDON STOCK EXCHANGE. A COPY OF SUCH PROSPECTUS MAY BE OBTAINED AT AMEC'S WEBSITE (WWW.AMEC.COM) FOLLOWING APPROVAL BY THE FINANCIAL CONDUCT AUTHORITY OF THE UNITED KINGDOM.

The date of this prospectus is            2014.

IMPORTANT INFORMATION

This prospectus is not an offer to sell securities and it is not a solicitation of an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.

This prospectus has not been, and will not be, lodged with the Australian Securities and Investments Commission, which is referred to as ASIC, as a disclosure document for the purposes of the Corporations Act of Australia 2001, referred to as the Corporations Act. This prospectus does not purport to include the information required of a disclosure document under Chapter 6D of the Corporations Act. Any securities received in the Offer may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for at least 12 months after issuance, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a disclosure document that complies with the Corporations Act is lodged with ASIC. Each investor acknowledges the above and, by applying for shares in the Offer under this prospectus, gives an undertaking not to sell those shares (except in the circumstances referred to above) for 12 months after issuance.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form F-4 filed with the SEC by AMEC, constitutes a prospectus of AMEC under Section 5 of the US Securities Act of 1933, as amended, with respect to the shares of AMEC, which are referred to as the AMEC shares, underlying the American Depositary Shares representing the AMEC shares, which are referred to as AMEC ADSs, to be delivered to Foster Wheeler shareholders pursuant to the Offer.

CURRENCIES

In this prospectus, unless otherwise specified or the context otherwise requires:

•
"CHF" and "Swiss Franc" each refer to the lawful currency of the Swiss Confederation;

•
"£" and "pound sterling" each refer to the lawful currency of the United Kingdom of Great Britain and Northern Ireland; and

•
"$" and "US dollar" each refer to the US dollar.

REFERENCE TO ADDITIONAL INFORMATION

Foster Wheeler files annual, quarterly and other reports, proxy statements and other information with the SEC. AMEC has filed a registration statement on Form F-4 with the SEC. You can obtain documents related to AMEC and Foster Wheeler, without charge, by requesting them in writing or by telephone from the appropriate company.

AMEC	Foster Wheeler	Foster Wheeler
Old Change House	53 Frontage Road	Lindenstrasse 10
128 Queen Victoria Street	P.O. Box 9000	6340 Baar, Switzerland
London EC4V 4BJ	Hampton, NJ 08827-9000	+41 41 748 4320
United Kingdom	United States	www.fwc.com
+44 (0) 20 7429 7500	+1 (908) 730 4000
Attention: Investor Relations	Attention: Corporate Secretary
www.amec.com	www.fwc.com

You may also obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov.

See "Additional Information for Security Holders—Where You Can Find More Information" beginning on page 450.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you, as a Foster Wheeler shareholder, may have regarding the Offer along with answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this prospectus or the appendices to this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained therein. AMEC urges you to carefully read this prospectus in its entirety prior to making any decision as to your Foster Wheeler shares.

Q.    Who is making the Offer?

A.    AMEC is making the Offer to purchase all of the issued and to be issued Foster Wheeler shares through its direct wholly-owned subsidiary, AMEC International Investments BV. Pursuant to the Implementation Agreement, AMEC has agreed to cause all members of its group, including AMEC International Investments BV, to comply with all of its obligations in connection with the Offer.

Q.    Who is AMEC?

A.    AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's oil and gas, mining, clean energy, environment and infrastructure markets. AMEC provides support for assets, such as upstream oil and gas production facilities, mines and nuclear power stations, throughout their lifecycle, from inception to decommissioning. For the year ended 31 December 2013, AMEC's revenue was £3,974 million, its trading profit was £343 million and it employed an average of 28,867 people. See "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures" for a reconciliation of trading profit to the nearest IFRS measure, profit before net financing income.

AMEC is incorporated and registered in England and Wales. AMEC is headquartered at Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom, its registered office is at Booths Park, Chelford Road, Knutsford, Cheshire WA16 8QZ, United Kingdom and its main telephone number is +44 (0) 20 7429 7500. AMEC's shares are listed on the Official List of the UK Listing Authority, referred to as the UKLA, and admitted to trading on the main market of the London Stock Exchange under the symbol "AMEC". The AMEC ADSs will be traded on the New York Stock Exchange only upon completion of the Offer.

Q.    Who is AMEC International Investments BV?

A.    AMEC International Investments BV is a direct wholly-owned subsidiary of AMEC. All outstanding shares of AMEC International Investments BV are owned by AMEC. AMEC International Investments BV's principal executive offices are located at Facility Point, Meander 251, 6825 MC Arnhem, the Netherlands, and its telephone number is +31 (0) 88 2174 111.

Q.    Why is AMEC seeking to acquire all of the issued and to be issued Foster Wheeler shares?

A.    AMEC, through AMEC International Investments BV, is offering to acquire all of the issued and to be issued Foster Wheeler shares in order to acquire 100 per cent. of the issued share capital of Foster Wheeler, which is referred to as the Acquisition. AMEC believes that the Acquisition will provide a number of strategic opportunities, including enabling AMEC to expand its operations across the entire oil and gas value chain, and increasing AMEC's presence in regions where it currently has less exposure and which it considers to offer higher growth opportunities, such as the Middle East and Latin America.

Q.    What consideration is being offered for my Foster Wheeler shares?

A.    Foster Wheeler shareholders are being offered $16.00 in cash and 0.8998 in AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) for each Foster Wheeler share held, which tendering Foster Wheeler shareholders may elect to receive as (i) $32.00 in cash or (ii) 1.7996 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholders), subject in each case to proration as described in the section entitled "The Offer—Terms of the Offer—Mix and Match Election and Proration".

This represents approximately $3.3 billion in aggregate, calculated using the closing AMEC share price on the LSE of £10.92 and an exchange rate of $1.658 per pound sterling as at 12 February 2014. This represents a premium of approximately 12.4 per cent. to Foster Wheeler's closing share price on NASDAQ of $28.73 on 26 November 2013, the last trading day prior to initial public reports about a potential business combination involving AMEC and Foster Wheeler, and a premium of approximately 18.9 per cent. to the three-month volume weighted average price of Foster Wheeler's shares (measured for the three-month period ending on 26 November 2013) of approximately $27.15.

Q.    What will I receive if I accept the Offer?

A.    The aggregate amount of cash and the total number of AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholder) to be paid and issued pursuant to the Offer, respectively, is fixed. Therefore, the actual amount of cash or number of AMEC securities that Foster Wheeler shareholders will be entitled to receive for each Foster Wheeler share cannot be determined before the end of the Offer period or, in the case of any subsequent offering period, on each day of payment. The Offer will allow for a "mix and match" election, whereby tendering Foster Wheeler shareholders may elect, subject in each case to proration, to receive either (i) $32.00 in cash or (ii) 1.7996 AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs, in exchange for each Foster Wheeler share held.

As noted above, the aggregate amount of cash to be paid (on the one hand) and the aggregate number of AMEC securities to be issued (on the other hand) are both fixed. Depending on the elections made by other Foster Wheeler shareholders, you may receive a proportion of cash and/or AMEC securities that is different from what you elected. If the elections result in an oversubscription of the pool of cash or AMEC securities available to be paid or issued pursuant to the Offer, certain proration procedures for allocating cash and AMEC securities among tendering Foster Wheeler shareholders will be followed by the exchange agent. Shareholders who make no election will receive the type of consideration that is not oversubscribed, which will depend on the valid elections of tendering Foster Wheeler shareholders. If neither type of consideration is oversubscribed, shareholders who make no election will be entitled to receive the cash consideration and the share consideration in proportion to the amount of each type of consideration that is available after taking into account the valid elections of tendering Foster Wheeler shareholders.

The exchange ratio in relation to the securities portion of the Offer consideration is fixed and will not vary, regardless of any fluctuations in the market price of either AMEC securities or Foster Wheeler shares. Therefore, the dollar value of the AMEC securities that holders of Foster Wheeler shares will receive upon completion of the Offer will depend on the market value of AMEC shares and the exchange rate of pounds sterling to US dollars at the time of completion.

See "The Offer—Terms of the Offer—Mix and Match Election and Proration" for more information about the mix and match election.

Q.    How will the cash component of the Offer be financed?

A.    The cash component of the Offer (approximately $1.6 billion) will be financed through a combination of AMEC's existing cash resources and new debt financing. The new debt financing has been arranged through a combination of new bank facilities from Bank of America Merrill Lynch International Limited, Bank of Tokyo Mitsubishi UFJ, Ltd., Barclays Bank PLC and The Royal Bank of Scotland plc, or the Lenders, including a bridging facility and an additional revolving credit facility.

Q.    What are the most significant conditions to the Offer?

A.    The Offer is conditioned upon a number of things, including having received valid acceptance of the Offer from Foster Wheeler shareholders holding a minimum of 80 per cent. of Foster Wheeler's total issued share capital, anti-trust and other regulatory approvals having been obtained, AMEC shareholders having approved the transaction and the listing of the new AMEC securities to be issued in the Offer. In addition, the Offer is conditioned upon the absence of a material adverse effect on Foster Wheeler.

AMEC, through AMEC International Investments BV, reserves the right to waive, in whole or in part, subject to certain exceptions, any condition to the Offer. AMEC, through AMEC International Investments BV, may waive the minimum tender condition down to 66 2/3 per cent.

The Offer is not subject to any financing condition.

See "The Offer—Conditions to the Offer" for additional information.

Q.    Is AMEC's financial condition relevant to my decision to tender into the Offer?

A.    Yes. Foster Wheeler shares validly tendered and accepted for payment in the Offer will be exchanged for cash and/or AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs. You should consider AMEC's financial condition before you decide to become a holder of AMEC's shares (whether in the form of AMEC shares or AMEC ADSs) through the Offer.

Q.    Does AMEC's Board support the Offer?

A.    Yes. AMEC's Board has:

•
unanimously determined that the Implementation Agreement and the Offer are in the best interests of AMEC and fair to the holders of AMEC shares; and

•
approved the Implementation Agreement.

Q.    Does Foster Wheeler's Board support the Offer?

A.    Yes. Foster Wheeler's Board has:

•
unanimously resolved that the Implementation Agreement and the Offer are in the best interests of Foster Wheeler and fair to the holders of Foster Wheeler shares;

•
approved the Implementation Agreement; and

•
resolved to recommend that holders of Foster Wheeler shares tender their Foster Wheeler shares into the Offer.

Q.    Can the interests of the Foster Wheeler directors and executive officers differ from Foster Wheeler shareholders generally?

A.    Yes. Foster Wheeler's directors and executive officers may have interests in the Offer that are different from, or in addition to, those of Foster Wheeler's shareholders generally. These interests include, among others, certain directors continuing as directors of Foster Wheeler following the closing of the Offer, and the appointment of such directors to the AMEC Board following the closing of the Offer; continued indemnification and insurance for directors with respect to claims arising out of or from services provided to Foster Wheeler and/or AMEC; accelerated vesting of certain Foster Wheeler stock options, restricted share units; and performance-based restricted share units, and payments to executive officers upon the closing of the Offer or in the event of a termination of the executive officers' employment within a certain period of time following the closing of the Offer, as provided in their employment agreements.

The total estimated cash payments to Foster Wheeler directors and executive officers in connection with the Offer is approximately $68.9 million, which is the sum of:

•
approximately $13.6 million in the aggregate which Foster Wheeler directors and executive officers are expected to receive upon the tender of their Foster Wheeler shares in the Offer;

•
approximately $0.6 million in the aggregate which Foster Wheeler directors and executive officers are expected to receive upon the exercise of their vested in-the-money Foster Wheeler options and the tender of their Foster Wheeler shares received upon such exercise in the Offer (net of the exercise price of such options);

•
approximately $33.4 million in the aggregate which Foster Wheeler directors and executive officers are expected to receive upon the accelerated vesting of their unvested Foster Wheeler options, restricted share units and performance-based restricted share units and the tender of the resulting Shares in the Offer; and

•
approximately $21.3 million in the aggregate which Foster Wheeler executive officers are expected to receive as cash severance payments under the terms of their employment agreements in the event of a qualifying termination of their employment following the closing of the Offer.

These estimates were determined assuming, among other things, that the Offer will become effective on 30 June 2014, that the employment of each executive officer will be involuntarily terminated without cause or that each executive officer will resign for good reason on that date, that the service of each director will be terminated on that date, that replacement awards of AMEC shares that are to be granted pursuant to the Implementation Agreement for unvested Foster Wheeler equity awards granted after 8 November 2012 will not be granted and such unvested Foster Wheeler awards will be satisfied in cash, and that, as a result of proration as described above, such director or executive officer will receive $32.62 per Foster Wheeler share, or the Assumed Offer Price, comprised of $16.00 in cash and 0.8998 AMEC securities (with such AMEC securities valued at $18.47 per AMEC security, which is the average of the closing price of AMEC shares on the London Stock Exchange over the five trading days following announcement of the execution of the Implementation Agreement, converted into US dollars at a rate of $1.67 per pound sterling, the average exchange rate as published in The Financial Times over such five day period). The foregoing does not include the dividend amounts paid on 21 May 2014 to the Foster Wheeler directors and executive officers with respect to their Foster Wheeler shares, which were paid to all holders of Foster Wheeler shares as of the record date.

The above estimate is based on multiple assumptions that may or may not actually occur or be accurate upon the actual effective date. As a result, the actual cash amounts to be received by the directors and the executive officers may materially differ from these amounts. The above estimate includes only cash payments and does not include any non-financial benefits that may be provided to directors and executive officers of Foster Wheeler in connection with the Offer. For a more detailed description of the interest of Foster Wheeler's directors and executive officers in the Offer (including any non-financial benefits), see "Interests of Foster Wheeler, AMEC International Investments BV and AMEC and their Directors and Officers" beginning on page 434.

Q.    Will Foster Wheeler's executive officers and directors participate in the Offer?

A.    Yes. To Foster Wheeler's knowledge, after making reasonable inquiry, all of its directors and executive officers currently intend to tender, or cause to be tendered, all Foster Wheeler shares held of record or beneficially owned by such persons pursuant to the Offer (other than Foster Wheeler shares as to which such holder does not have discretionary authority).

Q.    What will happen to my outstanding Foster Wheeler stock options, or Foster Wheeler options, my Foster Wheeler restricted share units, or Foster Wheeler RSUs, or my Foster Wheeler restricted share units with performance goals, or Foster Wheeler PRSUs, in the Offer?

A.    The Offer does not extend to Foster Wheeler options, Foster Wheeler RSUs or Foster Wheeler PRSUs. All outstanding unvested Foster Wheeler options and Foster Wheeler RSUs granted on or before 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler) will vest in full on the closing of the Offer. In addition, outstanding Foster Wheeler RSUs and Foster Wheeler PRSUs granted after 8 November 2012 held by non-executive directors and former executives of Foster Wheeler will vest in full on the closing of the Offer. Outstanding Foster Wheeler PRSUs granted on or before 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler) will vest on the closing of the Offer, to the extent that Foster Wheeler's Compensation and Executive Development Committee determines that the applicable performance condition has been met as at the latest practicable measurement date prior to the closing of the Offer, and shall lapse as to the balance. Holders of Foster Wheeler options (including vested but unexercised options), Foster Wheeler RSUs and Foster Wheeler PRSUs granted on or before 8 November 2012 that are outstanding on the closing of the Offer, will, following the closing of the Offer, receive (at the election of Foster Wheeler) the relevant number of Foster Wheeler shares or a cash sum calculated by multiplying the number of vested Foster Wheeler shares under the applicable award by the closing price on NASDAQ of a Foster Wheeler share on the last trading day prior to the closing of the Offer, less, in the case of Foster Wheeler options only, any exercise price payable to exercise the option. Any cash sum will be paid no later than 10 Business Days after closing of the Offer and will be subject to applicable withholding taxes.

All outstanding Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs granted after 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler who will continue with Foster Wheeler after closing of the Offer but not those Foster Wheeler RSUs or Foster Wheeler PRSUs held by non-executive directors or former executives of Foster Wheeler) which have not vested in the ordinary course prior to the closing of the Offer will not vest and instead holders of such awards will receive equivalent, replacement awards of AMEC shares. The number of AMEC shares subject to replacement awards, in the case of Foster Wheeler options and Foster Wheeler RSUs, will be calculated by multiplying the number of Foster Wheeler shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. In the case of a Foster Wheeler option, the total exercise price payable to exercise the replacement award will, to the greatest extent possible, be the same as the corresponding total exercise price for the Foster Wheeler option which it replaces. The number of AMEC shares subject to replacement awards, in the case of Foster Wheeler PRSUs, will be calculated by multiplying 50 per cent. of the maximum number of Foster Wheeler shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. The terms and conditions of the replacement awards will be equivalent in all material respects to those applicable to the Foster Wheeler awards immediately prior to closing of the Offer, except that no performance conditions will apply to the replacement award in respect of Foster Wheeler PRSUs.

Foster Wheeler awards of approximately 81,582 Foster Wheeler shares will vest in the ordinary course in August and September 2014. Foster Wheeler RSUs and Foster Wheeler PRSUs will be settled in Foster Wheeler shares shortly after vesting and Foster Wheeler options, if exercised, will be settled in Foster Wheeler shares upon exercise. AMEC will extend the Offer to holders of any Foster Wheeler shares obtained under Foster Wheeler RSUs and Foster Wheeler PRSUs that vest prior to the closing of the Offer and Foster Wheeler options that are exercised prior to the closing of the Offer.

Q.    How do I accept the Offer?

A.    The steps you must take to validly tender into the Offer will depend on whether you hold your Foster Wheeler shares directly, or indirectly through a financial intermediary, broker, dealer, commercial bank, trust company or other entity.

•
If you hold your Foster Wheeler shares in registered form, you may tender your Foster Wheeler shares to the exchange agent by delivering to the exchange agent a properly completed and duly executed letter of transmittal.

•
If you hold your Foster Wheeler shares through a financial intermediary, you should instruct your financial intermediary through which you hold your Foster Wheeler shares to tender your Foster Wheeler shares to the exchange agent by means of delivery through the book-entry confirmation facilities of The Depository Trust Company, or DTC, before the expiration of the Offer.

Q.    When does the Offer expire, and under what circumstances will the Offer be extended?

A.    The Offer will expire at 11:59 p.m. New York City time (            London time;            Zug time) on                        2014, unless the expiration time of the Offer is extended.

If one or more of the conditions to the Offer set out in the Implementation Agreement and described in this prospectus under "The Offer—Conditions to the Offer" is not satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to extend the period of time for which the Offer is open, in consecutive periods of up to 10 Business Days, until all the conditions set forth in "The Offer—Conditions to the Offer" have been satisfied or waived, except that neither AMEC nor AMEC International Investments BV will be required to extend the Offer beyond 31 October 2014 except in limited circumstances, as provided for in the Implementation Agreement. For purposes of the Offer, a "Business Day" means any day other than a Saturday or Sunday on which banks in the City of London, New York and Zurich are generally open for business.

Following the first date on which all conditions to the Offer, other than the minimum tender condition, have been satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to extend the Offer for a single, five Business Day period.

During any extension, any Foster Wheeler shares validly tendered and not properly withdrawn will remain subject to purchase in the Offer, subject to the right of each Foster Wheeler shareholder to withdraw the Foster Wheeler shares that such holder has previously tendered.

Q.    How will I know if the Offer is extended?

A.    AMEC and/or AMEC International Investments BV will announce any extension of the Offer by issuing a press release, including on the Dow Jones News Service and the Regulatory News Service of the LSE, or RNS, by no later than 9:00 a.m. New York City time on the next US Business Day after the previously scheduled expiration date. For purposes of the Offer, a "US Business Day" means any day other than a Saturday, Sunday or US federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In the event that AMEC intends to waive the minimum tender condition down to 66 2/3 per cent., it will announce such waiver by issuing a press release, including on the Dow Jones News Service and the RNS, as promptly as practicable thereafter, and will extend the Offer by 10 US Business Days in a manner consistent with the requirements of the US tender offer rules. Subject to the requirements of the US tender offer rules (including US tender offer rules that require that any material changes to an Offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which AMEC and/or AMEC International Investments BV may choose to make any public announcement, it will have no obligation to communicate any public announcement other than as described above.

Q.    When will I be notified of the results of the Offer?

A.    Unless the Offer period is extended, AMEC and/or AMEC International Investments BV will make a public announcement no later than 9:00 a.m. New York City time on the next US business day after the scheduled expiration date, stating whether (i) the conditions to the Offer have been satisfied or waived or (ii) the Offer is terminated, as a result of any of the conditions to the Offer not having been satisfied or waived.

In accordance with the US tender offer rules, any extension of the Offer period will be announced by no later than 9:00 a.m. New York City time on the next US business day after the scheduled expiration date. AMEC and/or AMEC International Investments BV will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether AMEC will cause AMEC International Investments BV to accept the tendered Foster Wheeler shares for exchange, as promptly as practicable following the scheduled expiration date of the Offer.

Q.    Under what circumstances will there be a subsequent offering period?

A.    AMEC and AMEC International Investments BV reserve the right to, or, upon the reasonable request of Foster Wheeler, shall be obligated to, in each case subject to applicable US tender offer rules, provide a "subsequent offering period" following the close of the Offer period, including any extension thereof. A subsequent offering period is an additional period of time during which Foster Wheeler shareholders may tender, but not withdraw, Foster Wheeler shares and receive the Offer consideration. Such subsequent offering period will be for a reasonable period of time, in accordance with Rule 14d-11 of the Exchange Act, as determined by AMEC and AMEC International Investments BV or reasonably requested by Foster Wheeler. If AMEC and AMEC International Investments BV provide a subsequent offering period, they will publicly disclose that a subsequent offering period will occur and that such subsequent offering period will commence immediately after the closing of the Offer. However, there is no assurance that there will be a subsequent offering period, or the length of time of such subsequent offering period, if one is provided.

During any subsequent offering period, AMEC will cause AMEC International Investments BV to accept for exchange and pay for such Foster Wheeler shares tendered promptly, and in any event, within three US business days of such Foster Wheeler shares being tendered.

Q.    Will I receive the same consideration if I tender in the subsequent offering period, if any, that I would have received in the initial offering period?

A.    Yes, subject to proration as described below, Foster Wheeler shareholders who tender their Foster Wheeler shares in a subsequent offering period will have the same right as those who tender their Foster Wheeler shares in the initial offering period to elect to receive either (i) $32.00 in cash or

(ii) 1.7996 AMEC securities in exchange for each Foster Wheeler share held, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs.

The actual amount of cash and number of AMEC securities to be paid and issued, respectively, for Foster Wheeler shares tendered on any given day during a subsequent offering period will be subject to proration based on the percentage of Foster Wheeler's total shares tendered on such day. Once that percentage is known (at the end of each day of a subsequent offering period on which Foster Wheeler shares are tendered), an equivalent percentage of the total cash consideration and the total securities consideration will be available as the cash consideration and securities consideration available for the Foster Wheeler shares tendered on that day.

Subject to those available consideration pools and to the elections made by tendering Foster Wheeler shareholders, proration will occur on each day of any subsequent offering period on which Foster Wheeler shares are tendered as necessary to ensure that the total aggregate consideration payable under the Offer does not exceed the total cash consideration and the total securities consideration and only a percentage of each of the total cash consideration and total securities consideration equal to the percentage of Foster Wheeler shares tendered on such date will be payable under the Offer so as to provide all Foster Wheeler shareholders, regardless of when they tender, the same right to elect their preferred type of consideration to the greatest extent possible, taking into account the amount of consideration remaining in each of the pools. The total amount of cash and the total number of AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) available to be paid and issued in a subsequent offering period (if any) will depend on the total number of Foster Wheeler shares tendered during such subsequent offering period and, in addition to being less than what is available in the initial offering period, will be subject to the elections of other Foster Wheeler shareholders on each day during a subsequent offering period.

Q.    After I tender my Foster Wheeler shares, may I change my mind and withdraw them?

A.    Yes. You may withdraw your Foster Wheeler shares at any time before the expiration of the Offer and at any time after the expiration of the Offer until AMEC International Investments BV accepts the Foster Wheeler shares for exchange. Once AMEC International Investments BV accepts Foster Wheeler shares for exchange pursuant to the Offer, all withdrawal rights will terminate and you will not be able to withdraw any tendered Foster Wheeler shares. During any subsequent offering period, no withdrawal rights will apply to Foster Wheeler shares tendered during such subsequent offering period, in accordance with Rule 14d-7(a)(2) under the Exchange Act.

Q.    How do I withdraw previously tendered Foster Wheeler shares?

A.    If you tendered Foster Wheeler shares directly to the exchange agent by delivering a letter of transmittal, you may withdraw your Foster Wheeler shares by delivering to the exchange agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (if the letter of transmittal required a signature guarantee) before the expiration of the Offer or before AMEC International Investments BV accepts the Foster Wheeler shares for exchange.

If you tendered Foster Wheeler shares by means of the book-entry confirmation facilities of DTC, you may withdraw your Foster Wheeler shares by instructing your financial intermediary through which you hold your Foster Wheeler shares to cause the DTC participant through which your Foster Wheeler shares were tendered to deliver a notice of withdrawal to the exchange agent through the book-entry confirmation facilities of DTC before the expiration of the Offer or before AMEC International Investments BV accepts the Foster Wheeler shares for exchange.

During any subsequent offering period, no withdrawal rights will apply to Foster Wheeler shares tendered during such subsequent offering period, in accordance with Rule 14d-7(a)(2) under the Exchange Act.

See "The Offer—Withdrawal Rights" for more information about the procedures for withdrawing your previously tendered Foster Wheeler shares.

Q.    Do I need to do anything if I want to retain my Foster Wheeler shares?

A.    No. If you want to retain your Foster Wheeler shares, you do not need to take any action.

Q.    If I decide not to tender, what will happen to my Foster Wheeler shares?

A.    If you decide not to tender, you will continue to own your Foster Wheeler shares in their current form. However, if the Offer is completed, the number of publicly held Foster Wheeler shares may be so small that there may no longer be an active trading market for Foster Wheeler shares. The absence of an active trading market, and corresponding lack of analyst coverage, could reduce the liquidity and, consequently, the market value of your Foster Wheeler shares. In addition, Foster Wheeler shares may no longer meet the requirements for continued listing and may be delisted from NASDAQ.

In the event that AMEC, through AMEC International Investments BV, acquires control of Foster Wheeler, to the extent permitted under applicable law and stock exchange regulations, it intends to request that Foster Wheeler seek the delisting of the Foster Wheeler shares from NASDAQ. Following delisting of the Foster Wheeler shares from NASDAQ and provided that the criteria for deregistration are met, AMEC intends to cause Foster Wheeler to make a filing with the SEC requesting that Foster Wheeler's reporting obligations under the Exchange Act be terminated. Deregistration would substantially reduce the information required to be furnished by Foster Wheeler to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Foster Wheeler. In addition, if the Foster Wheeler shares are delisted and/or deregistered, they would cease to be "margin securities", which would likely have an adverse impact on the value of your Foster Wheeler shares.

Further, following completion of the Offer, in the event that delisting from NASDAQ does not occur, AMEC may cause Foster Wheeler to take all actions necessary to be treated as a "controlled company", which would mean that Foster Wheeler would be exempt from certain NASDAQ and/or New York Stock Exchange, or NYSE, corporate governance requirements.

In addition, if, following completion of the Offer, AMEC has acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will, indirectly through a wholly-owned Swiss subsidiary, initiate a Squeeze-Out Merger under Swiss law whereby any remaining holders of Foster Wheeler shares would be compensated (in cash or otherwise) as required pursuant to Swiss law. Pursuant to the Swiss Merger Act, the amount or value of such compensation must be adequate, but such amount may be different in form and/or value from the consideration received in the Offer. Upon completion of the Squeeze-Out Merger, Foster Wheeler will cease to exist and all Foster Wheeler shares will be cancelled.

For a description of AMEC's plans and proposals for Foster Wheeler, the potential effects of the Offer and the associated risks, see "Plans and Proposals for Foster Wheeler" and "Risk Factors—Risks related to the Offer—The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares".

Q.    What is an AMEC ADS?

A.    An ADS is a security that allows shareholders in the United States to hold and trade interests in foreign-based companies more easily. ADSs are often evidenced by certificates known as American depositary receipts, or ADRs. Each AMEC ADS represents one AMEC share.

Q.    What if I want to hold the AMEC shares in the form of AMEC ADSs?

A.    Under the Offer, you may elect to receive AMEC shares or AMEC ADSs as part of the consideration in exchange for your Foster Wheeler shares. AMEC has established an ADS facility in the United States, and AMEC ADSs issued thereunder will be registered with the SEC and AMEC intends to apply for the AMEC ADSs to be listed on the NYSE. AMEC ADSs will commence trading on the NYSE following completion of the Offer. Foster Wheeler shareholders will be able to elect to receive AMEC shares in the form of AMEC ADSs under the terms of the Offer. AMEC ADSs will be issued under the facility operated by Deutsche Bank Trust Company Americas, as depositary for the AMEC ADSs, or the AMEC depositary, at the ratio of one AMEC ADS for every one AMEC share. The rights of holders of AMEC ADSs will be governed by the terms of a deposit agreement among the AMEC depositary, AMEC and the owners and beneficial owners of AMEC ADSs. See "Description of AMEC American Depositary Shares".

You may direct any questions related to the AMEC ADS facility to Deutsche Bank Trust Company Americas at 1-212-250-9100.

Q.    What are the advantages and disadvantages of receiving AMEC ADSs instead of AMEC shares?

A.    Foster Wheeler shareholders may prefer to hold AMEC ADSs instead of AMEC shares for the following reasons: (i) AMEC ADSs will trade on the NYSE, whereas AMEC shares trade on the LSE and do not trade on any US national securities exchange; (ii) you will be able to receive dividends in US dollars whereas holders of AMEC shares are unable to elect to receive dividends in US dollars; (iii) unlike AMEC shares, trading of AMEC ADSs in the United States is not subject to UK stamp tax; and (iv) the settlement cycle in the United States is different from that in the United Kingdom. However, there are certain disadvantages to holding AMEC ADSs instead of AMEC shares. In certain limited circumstances, it may not be possible, for certain reasons outlined in "Description of AMEC American Depositary Shares", for the AMEC depositary to make cash, share or other distributions to holders of AMEC ADSs. In addition, holders of AMEC ADSs will not be entitled to attend AMEC's shareholders' meetings and will only be able to vote by giving timely instructions to the AMEC depositary in advance of the meeting, unless, in each case, a proxy by the AMEC depositary is furnished to them.

Q.    If my Foster Wheeler shares are acquired in the Offer, how will my rights as a Foster Wheeler shareholder change?

A.    The rights of Foster Wheeler shareholders are governed by Swiss law. If your Foster Wheeler shares are acquired in the Offer, you will become a holder of AMEC securities, either in the form of AMEC shares or AMEC ADSs. Your rights as a holder of AMEC shares will be governed by English law and by AMEC's Articles of Association. Your rights as a holder of AMEC ADSs will be governed by the deposit agreement among the AMEC depositary, AMEC and the owners and beneficial owners of AMEC ADSs. For a discussion of the differences in such rights of holders, see "Comparison of Shareholders' Rights" and "Description of AMEC American Depositary Shares".

Q.    Do I have appraisal rights under the Offer with respect to the Foster Wheeler shares?

A.    Holders of Foster Wheeler shares are not entitled under Swiss law or otherwise to appraisal rights with respect to the Offer. However, if AMEC has acquired or controls, directly or indirectly, at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will, indirectly through a Swiss wholly-owned subsidiary, initiate a Squeeze-Out Merger under Swiss law. In connection with such Squeeze-Out Merger, Foster Wheeler shareholders can exercise appraisal rights under Article 105 of the Swiss Merger Act by filing a suit against the surviving company with the competent Swiss civil court at the corporate seat of the surviving company or of Foster Wheeler. The suit must be filed by Foster Wheeler shareholders within two months after the Squeeze-Out Merger resolution has been published in the Swiss Official Gazette of Commerce. Foster Wheeler shareholders who tender all of their shares in the Offer, and who do not acquire shares thereafter, will not be able to file a suit to exercise appraisal rights. If such a suit is filed by non-tendering Foster Wheeler shareholders, the court will determine whether the compensation established in the Squeeze-Out Merger was inadequate and the amount of compensation due to the relevant shareholder, if any, and such court's determination will benefit remaining Foster Wheeler shareholders. The filing of an appraisal suit will not prevent completion of the Squeeze-Out Merger.

If, after completion of the Offer, AMEC, directly or indirectly, has acquired and controls less than 90 per cent. of the issued Foster Wheeler voting rights, it may not be able to unilaterally effect a Squeeze-Out Merger under the Swiss Merger Act immediately following completion of the Offer. However, AMEC may pursue any legally available method under Swiss law to acquire the remaining outstanding Foster Wheeler shares. US shareholders would participate in these transactions on the same terms as Swiss shareholders. For a description of these methods, see the section entitled "Plans and Proposals for Foster Wheeler". It is possible that some of these transactions, such as the Squeeze-Out Merger, a transfer of assets or a statutory merger or demerger, may constitute a "going private" transaction within the meaning of Rule 13e-3 under the US Securities Exchange Act of 1934, referred to as Rule 13e-3, unless an exemption applies. If an exemption does not apply, such transaction would be subject to US federal securities law (including Rule 13e-3) and AMEC would be required to file a Schedule 13E-3 with the SEC that would describe, among other things, the reasons for the "going private" transaction, the relationship of the parties involved, the source(s) of financing, the process used to determine the valuation or price paid to minority shareholders and detailed disclosures as to the fairness of any such transaction to minority shareholders. Under Delaware General Corporate Law, which is referred to as the DGCL, upon the acquisition and control of a majority of issued Foster Wheeler shares, AMEC would be permitted to effect a second-step merger, enabling it to acquire the remaining Foster Wheeler shares not tendered in the Offer. However, the DGCL does not apply to Foster Wheeler because it is a Swiss-incorporated company.

Q.    What happens if the Offer is not completed?

A.    If the Offer is not completed:

•
and you tendered your Foster Wheeler shares by delivering a letter of transmittal, your Foster Wheeler shares will be returned to you promptly following the announcement that the Offer has not been completed; or

•
you tendered your Foster Wheeler shares by book-entry transfer, such Foster Wheeler shares will be credited to an account maintained at the original book-entry transfer facility to which the Foster Wheeler shares were tendered.

Under no circumstances shall AMEC or AMEC International Investments BV pay, or otherwise agree to be responsible for the payment of, interest or other fees, expenses or other costs of holders of Foster Wheeler shares if the Offer is not completed.

Q.    What percentage of AMEC shares will be owned by the former holders of Foster Wheeler shares after the Offer is completed?

A.    If all of the issued and to be issued Foster Wheeler shares on a fully-diluted basis are exchanged pursuant to the Offer, immediately after the completion of the Offer, the former Foster Wheeler shareholders will own approximately 23 per cent. of the enlarged AMEC share capital, and the current AMEC shareholders will own approximately 77 per cent. of the enlarged AMEC share capital.

Q.    Will I have to pay any transaction fees or brokerage commissions?

A.    You will not have to pay any transaction fees or brokerage commissions if:

•
your Foster Wheeler shares are registered in your name and you tender them to the exchange agent; or

•
you instruct your financial intermediary to tender your Foster Wheeler shares, subject to the policies of such financial intermediary.

Q.    What are the tax consequences if I participate or do not participate in the Offer?

A.    Foster Wheeler shareholders may be subject to Swiss tax and US federal income tax consequences as a result of tendering their shares in the Offer, the Squeeze-Out Merger and acquiring, owning or disposing of AMEC securities.

Under Swiss law this includes, among other things, (i) recognition of a taxable capital gain or a tax-deductible capital loss for Swiss resident Foster Wheeler shareholders who hold their Foster Wheeler shares as business assets or who classify as a professional securities dealer and who (a) tender their Foster Wheeler shares into the Offer or (b) receive consideration in a Squeeze-Out Merger and (ii) depending on the structure of the Squeeze-Out Merger, the application of Swiss withholding tax of 35 per cent. on the difference between the amount of (x) the consideration payable in a Squeeze-Out Merger and (y) the sum of the nominal value of the Foster Wheeler shares concerned and of the proportionate part of Foster Wheeler's reserves from capital contributions attributable to the respective Foster Wheeler shares.

The disposition of Foster Wheeler shares in the Offer by a US Holder generally will be a taxable transaction for US federal income tax purposes, unless the Squeeze-Out Merger occurs and the Acquisition qualifies as a tax-deferred reorganisation under section 368(a) of the US Internal Revenue Code, which is referred to as a Reorganisation. A US Holder that does not participate in the Offer will not recognise any gain or loss for US federal income tax purposes unless the Squeeze-Out Merger occurs. If the Squeeze-Out Merger occurs and the Acquisition qualifies as a Reorganisation, a US Holder disposing of Foster Wheeler shares in the Offer or the Squeeze-Out Merger will recognise gain only if such US Holder receives cash in exchange for the shares tendered in the Offer or surrendered in the Squeeze-Out Merger. Such gain will equal the lesser of (i) the amount of cash received or (ii) the excess, if any, of (a) the sum of the fair market value of AMEC securities and cash received over (b) such US Holder's adjusted tax basis in its Foster Wheeler shares surrendered in the Offer. If the Squeeze-Out Merger does not occur, or if it occurs and the Acquisition nevertheless fails to qualify as a Reorganisation, a US Holder will recognise gain or loss equal to the difference between (i) the fair market value of the AMEC securities and/or cash received and (ii) the US Holder's adjusted tax basis in its Foster Wheeler shares tendered in the Offer or surrendered in the Squeeze-Out Merger.

For more information on the Swiss, UK and US tax consequences of the Offer, see the section of this prospectus entitled "Material Tax Consequences". You should consult your own tax adviser on the tax consequences to you of tendering your Foster Wheeler shares in the Offer.

Q.    What is the market value of the Foster Wheeler shares as of a recent date?

A.    On                        2014, the last trading day before commencement of the Offer, the closing price of the Foster Wheeler shares reported on NASDAQ was $            per Foster Wheeler share.

Q.    Where can I find more information about AMEC and Foster Wheeler?

A.    You can find more information about AMEC and Foster Wheeler by reading this prospectus and from various sources described in the section of this prospectus entitled "Additional Information for Security Holders—Where You Can Find More Information".

Q.    Who can answer my questions?

A.    If you have any questions about the Offer, or if you need to request additional copies of this prospectus or other documents, you should contact the information agent:

 SUMMARY

The following summary highlights material information contained in this prospectus. It does not contain all of the information that may be important to you. In particular, you should read the documents attached to this prospectus which are made part of this prospectus. This summary and the balance of this prospectus contain forward-looking statements about events that are not certain to occur as described, or at all, and you should not place undue reliance on those statements. Please carefully read the section entitled "Cautionary Statement Regarding Forward-Looking Statements". You are urged to read carefully this entire document (including the annexes) and other documents that are referred to in this prospectus in order to fully understand the transactions contemplated by the Implementation Agreement. See "Additional Information for Security Holders—Where You Can Find More Information". Most items in this summary include a page reference directing you to a more complete description of those items.

The Companies

AMEC International Investments BV (see page 170)

AMEC International Investments BV is a direct wholly-owned subsidiary of AMEC. All outstanding shares of AMEC International Investments BV are owned by AMEC. AMEC International Investments BV's principal executive offices are located at Facility Point, Meander 251, 6825 MC Arnhem, the Netherlands, and its telephone number is +31 (0) 88 2174 111.

AMEC (see page 171)

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's oil and gas, mining, clean energy, environment and infrastructure markets. AMEC provides support for assets such as upstream oil and gas production facilities, mines and nuclear power stations throughout their lifecycle from inception to decommissioning.

AMEC operates in around 40 countries worldwide through three business units: the Americas, Europe and Growth Regions (which includes Africa, the Middle East and Australasia). AMEC's geographical structure is designed to promote collaboration across services and markets and between people, which AMEC believes improves its service offering to customers and enhances its growth opportunities.

AMEC provides the following services by markets:

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Oil & Gas, comprising a broad range of services, including engineering, project management and asset support to onshore and offshore projects for the conventional oil and gas market, as well as unconventional oil and gas projects, in particular oil sands;

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Mining, comprising consultancy, design, design/supply, and project and construction management services for mining companies worldwide;

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Clean Energy, comprising engineering, procurement, construction and decommissioning services for nuclear energy, renewable energy (in the form of wind, solar, biomass and biofuel projects), transmission and distribution, and power; and

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Environment & Infrastructure, or E&I, which offers environmental consulting and other services in the water, transportation/infrastructure, government services and industrial/commercial sectors.

For the year ended 31 December 2013, AMEC employed an average of 28,687 people. AMEC is headquartered at Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom, its registered office is at Booths Park, Chelford Road, Knutsford, Cheshire WA16 8QZ, United Kingdom and its main telephone number is +44 (0) 20 7429 7500. AMEC's internet website is http://www.amec.com. The information provided on AMEC's website is not part of this prospectus and is not incorporated herein by reference.

AMEC shares are traded on the LSE under the symbol "AMEC" and the AMEC ADSs will be listed and traded on the NYSE under the symbol "            ". AMEC ADSs will be traded on the NYSE only following completion of the Offer.

Foster Wheeler (see page 232)

Foster Wheeler is a leading international engineering, construction and project management contractor and power equipment supplier with operations in over 30 countries worldwide.

Foster Wheeler operates through two business groups:

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The Global Engineering and Construction Group, or the Global E&C Group, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector, and is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels.

•
The Global Power Group designs, manufactures and installs steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide and also provides a wide range of aftermarket services.

As at 31 December 2013, Foster Wheeler had 13,311 employees. Foster Wheeler is incorporated under the laws of Switzerland with its registered office in Baar, Canton of Zug, Switzerland. The principal executive office of Foster Wheeler is located at Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom and its main telephone number is +44 (0) 118 913 1234. Foster Wheeler's internet website is http://www.fwc.com. The information provided on Foster Wheeler's website is not part of this prospectus and is not incorporated herein by reference.

Foster Wheeler shares are traded on NASDAQ under the symbol "FWLT".

Risk Factors (see page 42)

In deciding whether to tender your Foster Wheeler shares, you should carefully consider the risks described under "Risk Factors".

Background to and Reasons for the Offer (see page 83)

AMEC's Reasons for the Transaction (see page 91)

AMEC believes that the Acquisition complements its stated growth strategy and business model, and that the AMEC group as enlarged by the Acquisition, will be well positioned to take advantage of, and create, new growth opportunities. Specifically, by acquiring Foster Wheeler, AMEC expects to be able to strengthen its Oil & Gas business as it believes the Acquisition positions the Enlarged Group to become a leading global provider of engineering and project management services across the Oil & Gas value chain, expand its geographic footprint, particularly in the Growth Regions, where it expects to more than double its revenues, and benefit from a strong profitable power equipment business. AMEC believes that each of these benefits will be underpinned by the combination of AMEC's and Foster Wheeler's customer-oriented, collaborative and skilled workforces and by continued adherence to AMEC's existing low-risk, cash generative business model. AMEC also believes that the Enlarged Group will benefit from annualised cost synergies of at least $75 million per year, and there may be additional tax synergies depending on the ultimate operational and financial structure of the Enlarged Group post-Acquisition.

Foster Wheeler's Reasons for the Transaction; Recommendation of Foster Wheeler's Board (see page 99)

In evaluating the Implementation Agreement, the Offer and the other transactions contemplated by the Implementation Agreement, Foster Wheeler's Board consulted with its senior management and its Special Projects Committee, and with Freshfields Bruckhaus Deringer LLP, or Freshfields (its legal adviser), Goldman, Sachs & Co., or Goldman Sachs, and J.P. Morgan Securities LLC, or J.P. Morgan (its financial advisers), and considered a number of factors in recommending by unanimous vote that Foster Wheeler's shareholders accept the Offer and tender their Foster Wheeler shares pursuant to the Offer.

After careful consideration, including a thorough review of the Offer with its Special Projects Committee and its legal and financial advisers, Foster Wheeler's Board unanimously resolved: (i) that the Implementation Agreement and the Offer are in the best interests of Foster Wheeler and fair to Foster Wheeler's shareholders; (ii) to approve the Implementation Agreement in all respects; and (iii) to recommend that Foster Wheeler shareholders accept the Offer.

Opinion of the Financial Advisers to Foster Wheeler's Board (see page 103)

In connection with the Offer, Foster Wheeler's Board received the following opinions from its financial advisers, each described in further detail below under "Background to and Reasons for the Offer—Opinions of Foster Wheeler's Financial Advisers":

•
The opinion of Goldman Sachs that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the shareholders of Foster Wheeler (other than AMEC and its affiliates) in the Offer pursuant to the Implementation Agreement was fair, from a financial point of view, to such shareholders. The full text of the written opinion of Goldman Sachs, dated 13 February 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this prospectus. Goldman Sachs provided its opinion for the information and assistance of Foster Wheeler's Board in connection with its consideration of the Offer. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Foster Wheeler shares should tender such Foster Wheeler shares in the Offer or how any holder of Foster Wheeler shares should vote or make any election in connection with the transactions contemplated by the Implementation Agreement or any other matter.

•
On 13 February 2014, Foster Wheeler's Board received a written opinion, dated 13 February 2014, from J.P. Morgan that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration per share and the $0.40 cash dividend, collectively referred to as the total per share payments, to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, dated 13 February 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex B to this prospectus. Foster Wheeler shareholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to Foster Wheeler's Board, is directed only to the fairness from a financial point of view of the total per share payments to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger as of the date of the opinion and does not constitute a recommendation to any Foster Wheeler shareholder as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Offer and Squeeze-Out Merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion.

•
At a meeting of Foster Wheeler's Board held on the evening of 12 February 2014, IFBC AG, or IFBC, delivered its oral opinion to the Board, confirmed by delivery of a written opinion, dated 13 February 2014, to the effect that, as of 13 February 2014, and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the aggregate consideration to be received by Foster Wheeler shareholders in the Offer was fair, from a financial point of view, to such holders. IFBC acted as an independent fairness opinion provider and prepared its opinion according to the standards typically applied to fairness opinions in tender offers governed by Swiss takeover law. The full text of the written opinion of IFBC, dated 13 February 2014, is attached as Annex C to this prospectus. IFBC's opinion was provided for the benefit of Foster Wheeler's Board in connection with, and for the purpose of, its evaluation of the consideration to be received by the holders of Foster Wheeler shares in the Offer. The IFBC opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to Foster Wheeler or Foster Wheeler's underlying business decision to effect the transaction contemplated by the Offer. The IFBC opinion does not constitute a recommendation to any holders of Foster Wheeler shares as to how such holder should vote or act with respect to the Offer or any other matter, including any election a holder of Foster Wheeler shares should make with respect to the consideration to be received in the Offer. Holders of Foster Wheeler shares are encouraged to read this opinion carefully in its entirety. The summary of IFBC's opinion set forth in this prospectus is qualified in its entirety by reference to the full text of its opinion.

Plans and Proposals for Foster Wheeler (see page 130)

If, following completion of the Offer (including any subsequent offering period), AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will, indirectly through a wholly-owned Swiss subsidiary, initiate a Squeeze-Out Merger under Swiss law whereby any remaining holders of Foster Wheeler shares would be compensated (in cash or otherwise) as required pursuant to Swiss law. Pursuant to the Swiss Merger Act, the amount or value of such compensation must be adequate, but such amount may be different in form and/or value from the consideration received in the Offer.

AMEC reserves the right to waive the 80 per cent. minimum tender condition down to 66 2/3 per cent. Therefore, Foster Wheeler shareholders will not know at the time they make their decision to tender their shares the exact percentage of the Foster Wheeler shares AMEC, directly or indirectly, will own after the completion of the Offer, but they will know that such percentage will be at least 66 2/3 per cent. of the Foster Wheeler shares.

If the minimum tender condition is satisfied but less than 90 per cent. of the issued Foster Wheeler voting rights are controlled, directly or indirectly, by AMEC after completion of the Offer, it may not be able to unilaterally initiate a Squeeze-Out Merger immediately following completion of the Offer. However, it may use all legally permitted methods under Swiss law to acquire the remaining outstanding Foster Wheeler voting rights after the Offer, including engaging in (i) one or more corporate restructuring transactions, such as a contribution of assets, businesses or shareholdings into Foster Wheeler in connection with a capital increase of Foster Wheeler by contribution in kind, whereby the pre-emptive rights of the remaining shareholders would be withdrawn and new Foster Wheeler shares would be issued to AMEC (or its contributing affiliate), or (ii) purchases of Foster Wheeler shares from minority Foster Wheeler shareholders. US shareholders would participate in these transactions on the same terms as Swiss shareholders. For any such transaction, the form and amount of the consideration to be paid could be different from the consideration offered pursuant to the Offer. It is possible that some of these transactions, such as the Squeeze-Out Merger, a transfer of assets or a statutory merger or demerger, may be considered a "going private" transaction within the meaning of

Rule 13e-3 unless an exemption applies. If an exemption does not apply, such transaction would be subject to US federal securities law (including Rule 13e-3) and AMEC would be required to file a Schedule 13E-3 with the SEC that would describe, among other things, the reasons for the "going private" transaction, the relationship of the parties involved, the source(s) of financing, the process used to determine the valuation or price paid to minority shareholders and detailed disclosures as to the fairness of any such transaction to minority shareholders. Under the DGCL, upon the acquisition and control of a majority of issued Foster Wheeler shares, AMEC would be permitted to effect a second-step merger, enabling it to acquire the remaining Foster Wheeler shares not tendered in the Offer. However, the DGCL does not apply to Foster Wheeler because it is a Swiss-incorporated company.

AMEC has not yet determined which method or methods it would use to acquire the remaining outstanding Foster Wheeler shares if, after completion of the Offer, it has not acquired or does not control 90 per cent. of the issued Foster Wheeler voting rights. However, in making such a determination, AMEC will consider a number of factors, including the number of Foster Wheeler shares tendered into the Offer, the size and identity of the minority shareholders (including the means legally available in a particular jurisdiction to enable AMEC to acquire all of the outstanding Foster Wheeler shares in that jurisdiction), additional due diligence in respect of Foster Wheeler and any applicable law.

Delisting and Deregistration (see page 137)

If the Offer is consummated, but not all of the Foster Wheeler shares are tendered in the Offer, the shareholders and the number of Foster Wheeler shares held by individual holders will be greatly reduced. In these circumstances, the liquidity of, and market for, those remaining publicly held Foster Wheeler shares could be adversely affected by the lack of active trading market and lack of analyst coverage.

Depending on the number of Foster Wheeler shares that AMEC, through AMEC International Investments BV, acquires in the Offer, AMEC intends to request that Foster Wheeler seek the delisting of the Foster Wheeler shares from NASDAQ. Following delisting of the Foster Wheeler shares from NASDAQ and provided that the criteria for deregistration are met, AMEC intends to cause Foster Wheeler to make a filing with the SEC to request that Foster Wheeler's reporting obligations under the Exchange Act be terminated. This would substantially reduce the information required to be furnished by Foster Wheeler to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable. In addition, if the Foster Wheeler shares are delisted and/or deregistered, they would cease to be "margin securities", which would likely have an adverse impact on the value of the Foster Wheeler shares.

Following completion of the Offer, in the event that delisting from NASDAQ does not occur, AMEC may cause Foster Wheeler to take all actions necessary to be treated as a "controlled company", which would mean that Foster Wheeler would be exempt from certain NASDAQ and/or NYSE corporate governance requirements.

The Offer (see page 140)

AMEC, through AMEC International Investments BV, is offering to acquire all of the Foster Wheeler shares pursuant to an offer to exchange made to all Foster Wheeler shareholders. Foster Wheeler shareholders may elect to receive cash or AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholder).

Each Foster Wheeler shareholder is entitled to receive $16.00 in cash and 0.8998 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) for each Foster Wheeler share held, which tendering Foster Wheeler shareholders may elect to receive as

(i) $32.00 in cash or (ii) 1.7996 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders). The exchange ratio is fixed and will not vary regardless of any fluctuations in the market price of either AMEC securities or Foster Wheeler shares. Therefore, the dollar value of the shares of AMEC securities that holders of Foster Wheeler shares will receive upon completion of the Offer will depend on the market value of AMEC shares and the exchange rate of pounds sterling to US dollars at the time of completion.

As a result of the "mix and match" election, the actual amount of cash and the actual number of AMEC securities to be delivered to each Foster Wheeler shareholder who has validly tendered and made a valid election cannot be determined before the end of the Offer period, or the relevant cycle during the subsequent offering period, if any.

Mix and Match Election and Proration (see page 140)

For each Foster Wheeler share, tendering Foster Wheeler shareholders may elect to receive (i) $32.00 in cash or (ii) 1.7996 AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs. However, since there is a fixed number of AMEC securities and a fixed amount of cash, Foster Wheeler shareholders cannot be certain of receiving the form of consideration that they elect with respect to all of their Foster Wheeler shares. If the elections result in an oversubscription of the pool of cash or AMEC securities available to be paid or issued pursuant to the Offer, certain proration procedures as agreed by the parties in the Implementation Agreement for allocating cash and AMEC securities among tendering Foster Wheeler shareholders will be followed by the exchange agent. The exchange ratio in relation to the securities portion of the Offer consideration is fixed and will not vary, regardless of any fluctuations in the market price of either AMEC securities or Foster Wheeler shares. Therefore, the dollar value of the AMEC securities that holders of Foster Wheeler shares will receive upon completion of the Offer will depend on the market value of AMEC shares and the exchange rate of pounds sterling to US dollars at the time of completion.

Timing of the Offer (see page 142)

The Offer will commence at            New York City time (            London time;            Zug time) on            2014 and will expire at 11:59 p.m. New York City time (            London time;            Zug time) on            2014. If one or more of the conditions to the Offer are not satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to, in consecutive periods of up to 10 Business Days, extend the period of time for which the Offer is open until all the conditions set forth in "The Offer—Conditions to the Offer" have been satisfied or waived. However, neither AMEC nor AMEC International Investments BV will be required to extend the Offer beyond 31 October 2014, except in limited circumstances, as provided for in the Implementation Agreement.

Following the first date on which all conditions to the Offer, other than the minimum tender condition, have been satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to extend the Offer for a single, five Business Day period.

Withdrawal Rights (see page 143)

Foster Wheeler shareholders may withdraw their Foster Wheeler shares at any time before the expiration of the Offer and at any time before AMEC International Investments BV accepts Foster Wheeler shares for exchange pursuant to the Offer. During a subsequent offering period, if any, no withdrawal rights will apply to Foster Wheeler shares tendered during such subsequent offering period.

Conditions to the Offer (see page 143)

AMEC's obligation through AMEC International Investments BV to accept for payment or pay for any Foster Wheeler shares tendered pursuant to the Offer is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

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the approval by AMEC shareholders at an extraordinary general meeting to be held on                        2014 of the Acquisition and any such resolutions as may be required for the purposes of the listing rules of the UKLA and as may be required by applicable law or regulation to issue the AMEC securities;

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(i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act; (ii) the issuance of a decision by the European Commission clearing the Acquisition under the relevant European competition regulations; (iii) the receipt of antitrust clearance in certain other jurisdictions; and (iv) the receipt of approval from the Committee on Foreign Investment in the United States, or CFIUS;

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the receipt of valid acceptances for at least 80 per cent. of the Foster Wheeler shares by the expiration of the Offer, referred to as the minimum tender condition, which may be waived down by AMEC to 66 2/3 per cent.;

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the absence of a material adverse effect on Foster Wheeler;

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the approval by Foster Wheeler shareholders at an extraordinary general meeting to be held on 10 July 2014 of amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation contained in Foster Wheeler's Articles of Association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates, acquires more than two-thirds of Foster Wheeler's issued and outstanding shares in a successful public tender offer; and either (i) the registration of the approved amendments of Foster Wheeler's Articles of Association with the competent commercial register; or (ii) the granting of an exception by Foster Wheeler's Board with the agreement of Foster Wheeler and AMEC from the transfer restrictions and voting limitations in relation to the Foster Wheeler shares acquired by AMEC or its direct wholly-owned subsidiary in the Offer and in the case of either (i) or (ii) no other transfer restrictions or voting limitations having been introduced or resolved to be introduced in the Articles of Association of Foster Wheeler;

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Foster Wheeler's Board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as a shareholder with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer with effect from the closing of the Offer (or, if applicable, to register, or maintain the registration of, the clearing nominees in the Foster Wheeler share register as shareholders with voting rights in respect of all Foster Wheeler shares such clearing nominees hold on behalf of AMEC and/or its affiliates with effect from the closing of the Offer), subject to (i) the amendments of Foster Wheeler's Articles of Association being approved by Foster Wheeler's shareholders and the amendment being registered in the commercial register; (ii) AMEC and/or its affiliates (or, if applicable, the clearing nominees) being exempt from the transfer restriction and voting limitation contained in Foster Wheeler's Articles of Association pursuant to the amendments referred to in (i); and (iii) all conditions to the Offer (other than this condition and the foregoing condition) being satisfied or waived;

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(i) the resignation of the current Foster Wheeler Board members, with the exception of the two directors to be appointed as non-executive directors of AMEC, or the New Directors, with effect from the closing of the Offer; (ii) the election by Foster Wheeler shareholders of the directors nominated by AMEC for election to Foster Wheeler's Board at an extraordinary general meeting, or EGM, of Foster Wheeler to be effective from the date on which all conditions to the Offer, except for sub-paragraph (iii), are satisfied; and (iii) either (a) the New Directors having entered into, and not subsequently having terminated, mandate agreements subject only to, and with effect from, the closing of the Offer or (b) the registration of the directors nominated by AMEC in the Swiss commercial register;

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the absence of any governmental action that would make acceptance for payment of Foster Wheeler shares in the Offer illegal or otherwise prohibit or prevent completion of the Offer, or which would require AMEC to meet any condition that would have a material adverse effect on AMEC;

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the registration statement on Form F-4 of which this prospectus forms a part, and the registration statement on Form F-6 registering the AMEC ADSs each having been declared effective under the Securities Act and the absence of any stop order or proceedings initiated by the SEC for that purpose with respect thereto;

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the admission of the new AMEC shares to be issued in the Offer or underlying the AMEC ADSs to be issued in the Offer to the premium listing segment of the Official List and the admission to trading of the new AMEC shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the current admission standards, or (if AMEC so determines and subject to the consent of Foster Wheeler) the UKLA agreeing or confirming its decision to admit such shares to the premium segment of the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Offer otherwise becoming or being declared unconditional in all respects;

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the AMEC ADSs having been authorised for listing on either NASDAQ or the NYSE; and

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the Implementation Agreement not having been validly terminated.

The conditions to the Offer are for the benefit of AMEC and, to the extent legally permitted, may be waived by AMEC (either in whole or in part) at any time prior to the end of the Offer period (subject to certain restrictions in the Implementation Agreement). Notice of any such waiver will be given in the manner prescribed by applicable law.

Subject to the US tender offer rules (including US tender offer rules that require that material changes of a condition be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), AMEC reserves the right, at any time, and from time to time, to waive any of the conditions to the Offer in any respect (subject to certain restrictions in the Implementation Agreement), by giving oral or written notice of the waiver to the exchange agent and by making a public announcement in accordance with the procedures outlined in "The Offer—Expiration Date; Extension of the Offer".

While AMEC believes that it will receive the necessary regulatory approvals for the completion of the Offer, there can be no assurances regarding the timing of the approvals, its ability to obtain the above approvals on satisfactory terms or the absence of litigation challenging these approvals. If AMEC does not receive the necessary regulatory approvals prior to the expiration of the initial offering period, AMEC will cause AMEC International Investments BV to extend the period of time for which the Offer is open in consecutive periods of up to 10 Business Days until all necessary regulatory approvals are received, except that neither AMEC nor AMEC International Investments BV is required to extend the Offer beyond 31 October 2014 except in limited circumstances, as provided for in the Implementation Agreement. During any such extension, Foster Wheeler shareholders will be able to withdraw their Foster Wheeler shares at any time before the expiration of the Offer and at any time before AMEC International Investments BV accepts Foster Wheeler shares for exchange pursuant to the Offer.

There can likewise be no assurance that US federal or state regulatory and non-US authorities will not attempt to challenge the combination on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge.

Delivery and Settlement of the Offer (see page 149)

If the conditions to the Offer have been satisfied or, to the extent legally permitted, waived, the consideration payable to tendering Foster Wheeler shareholders whose Foster Wheeler shares are accepted for exchange will be calculated by the exchange agent, subject to proration, within one US business day thereafter. AMEC shares will be issued to and cash will be paid to tendering shareholders promptly, and in any event, within three US business days following proration. In the event of a subsequent offering period, if any, AMEC shares will be issued to and cash will be paid to Foster Wheeler shareholders whose Foster Wheeler shares are accepted for exchange during that subsequent offering period on each day of such period.

Treatment of Foster Wheeler Options, Foster Wheeler RSUs and Foster Wheeler PRSUs (see page 435)

The Offer does not extend to Foster Wheeler options, Foster Wheeler RSUs or Foster Wheeler PRSUs.

As at 30 June 2014, awards of an aggregate of 1,101,932 Foster Wheeler shares, consisting of 734,486 Foster Wheeler options, 109,452 Foster Wheeler RSUs and 257,994 Foster Wheeler PRSUs, which were granted on or before 8 November 2012 remain outstanding. Upon closing of the Offer, all outstanding unvested Foster Wheeler options and Foster Wheeler RSUs granted on or before 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler) will vest in full on the closing of the Offer. In addition, outstanding Foster Wheeler RSUs and Foster Wheeler PRUSs granted after 8 November 2012 held by non-executive directors and former executives of Foster Wheeler will vest in full on the closing of the Offer. Outstanding, unvested Foster Wheeler PRSUs granted on or before 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler) will vest on the closing of the Offer, to the extent that Foster Wheeler's Compensation and Executive Development Committee determines that the applicable performance condition has been met as at the latest practicable measurement date prior to the closing of the Offer, and shall lapse as to the balance. Holders of Foster Wheeler options (including vested but unexercised options), Foster Wheeler RSUs and Foster Wheeler PRSUs granted on or before 8 November 2012 that are outstanding on the closing of the Offer, will, following the closing of the Offer, receive (at the election of Foster Wheeler) the relevant number of Foster Wheeler shares or a cash sum calculated by multiplying the number of vested Foster Wheeler shares under the applicable award by the closing price on NASDAQ of a Foster Wheeler share on the last trading day prior to the closing of the Offer, less, in the case of Foster Wheeler options only, any exercise price payable to exercise the option. Any cash sum will be paid no later than 10 Business Days after closing of the Offer and will be subject to applicable withholding taxes.

As at 30 June 2014, awards of an aggregate of 2,059,917 Foster Wheeler shares, consisting of 10,341 Foster Wheeler options, 849,580 Foster Wheeler RSUs and 1,199,996 Foster Wheeler PRSUs, which were granted after 8 November 2012 remain outstanding. All outstanding Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs granted after 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler who will continue with Foster Wheeler following the closing of the Offer but not those Foster Wheeler RSUs or Foster Wheeler PRSUs held by non-executive directors or former executives of Foster Wheeler) which have not vested in the ordinary course prior to the closing of the Offer will not vest and instead holders of such awards will receive equivalent, replacement awards of AMEC shares. The number of AMEC shares subject to replacement awards, in the case of Foster Wheeler options and Foster Wheeler RSUs, will be calculated by multiplying the number of Foster Wheeler shares subject to the outstanding award by

1.7996 and rounding down to the nearest whole number. In the case of a Foster Wheeler option, the total exercise price payable to exercise the replacement award will, to the greatest extent possible, be the same as the aggregate exercise price of the Foster Wheeler option which it replaces. The number of AMEC shares subject to replacement awards, in the case of Foster Wheeler PRSUs, will be calculated by multiplying 50 per cent. of the maximum number of Foster Wheeler shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. The terms and conditions of the replacement awards will be equivalent in all material respects to those applicable to the Foster Wheeler awards immediately prior to the closing of the Offer except that no performance conditions will apply to the replacement awards in respect of Foster Wheeler PRSUs. AMEC expects to file a registration statement with the SEC on an appropriate form to the extent necessary to register the issuance of AMEC shares subject to the replacement awards.

Foster Wheeler awards of approximately 81,852 Foster Wheeler shares will vest in the ordinary course in August and September 2014. Foster Wheeler RSUs and Foster Wheeler PRSUs will be settled in Foster Wheeler shares shortly after vesting and Foster Wheeler options, if exercised, will be settled in Foster Wheeler shares upon exercise. AMEC will extend the Offer to holders of any Foster Wheeler shares obtained under Foster Wheeler RSUs and Foster Wheeler PRSUs that vest prior to the closing of the Offer and Foster Wheeler options that are exercised prior to the closing of the Offer. Foster Wheeler RSUs and Foster Wheeler PRSUs that do not vest prior to the closing of the Offer, and Foster Wheeler options that are not exercised prior to the closing of the Offer, will be treated as described above depending on their grant date.

The AMEC ADS Facility (see page 143)

AMEC has established an ADS facility in the United States, and AMEC ADSs issued thereunder will be registered with the SEC and AMEC intends to apply for the AMEC ADSs to be listed on the NYSE. AMEC ADSs will commence trading on the NYSE following completion of the Offer. Foster Wheeler shareholders will be able to elect to receive AMEC shares in the form of AMEC ADSs under the terms of the Offer. AMEC ADSs will be issued under the facility operated by the AMEC depositary, at the ratio of one AMEC ADS for every one AMEC share. The rights of holders of AMEC ADSs will be governed by the terms of a deposit agreement among the AMEC depositary, AMEC and the owners and beneficial owners of AMEC ADSs.

Regulatory Matters (see page 151)

The Offer is conditional upon the receipt of approval from CFIUS, which has already been obtained, and of antitrust clearance from the regulatory authorities of certain jurisdictions.

In particular, antitrust consents or confirmations have been sought from, among others, the Antitrust Division of the US Department of Justice, the European Commission under the European Union Merger Regulation, the Federal Trade Commission, or FTC, and antitrust authorities in certain other jurisdictions. On 13 March 2014, AMEC filed notification and report forms with the FTC and the Antitrust Division of the US Department of Justice under the HSR Act. Early termination of the 30-day waiting period under the HSR Act was received on 26 March 2014. On 17 July 2014, AMEC received clearance from the European Commission for the acquisition of Foster Wheeler. In addition, clearances have been received from antitrust authorities in Canada, Mexico, Russia, South Africa, Turkey and Ukraine, and preliminary approval has been received from the antitrust authority in South Korea.

Accounting Treatment (see page 151)

The acquisition of the Foster Wheeler shares will be accounted for using the acquisition method under IFRS.

Appraisal Rights (see page 151)

Foster Wheeler shareholders are not entitled under Swiss law or otherwise to appraisal rights with respect to the Offer. However, if AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will, indirectly through a Swiss wholly-owned subsidiary, initiate the Squeeze-Out Merger. In connection with the Squeeze-Out Merger, Foster Wheeler shareholders can exercise appraisal rights under Article 105 of the Swiss Merger Act by filing a suit against the surviving company with the competent Swiss civil court at the corporate seat of the surviving company or of Foster Wheeler. The suit must be filed by Foster Wheeler shareholders within two months after the Squeeze-Out Merger resolution has been published in the Swiss Official Gazette of Commerce. Foster Wheeler shareholders who tender all of their shares in the Offer, and who do not acquire shares thereafter, will not be able to file a suit. If such a suit is filed by Foster Wheeler shareholders, the court will determine whether the compensation established in the Squeeze-Out Merger was inadequate and the amount of compensation due to the relevant shareholder, if any, and such court's determination will benefit all remaining non-tendering Foster Wheeler shareholders. The filing of an appraisal suit will not prevent completion of the Squeeze-Out Merger.

If, after completion of the Offer, AMEC has, directly or indirectly, acquired and controls less than 90 per cent. of the issued Foster Wheeler voting rights, it may not be able to unilaterally effect a Squeeze-Out Merger under the Swiss Merger Act immediately following completion of the Offer. However, AMEC may pursue any legally available method under Swiss law to acquire the remaining outstanding Foster Wheeler shares. US shareholders would participate in these transactions on the same terms as Swiss shareholders. For a description of these methods, see the section entitled "Plans and Proposals for Foster Wheeler". It is possible that some of these transactions, such as the Squeeze-Out Merger, a transfer of assets or a statutory merger or demerger, may constitute a "going private" transaction within the meaning of Rule 13e-3 unless an exemption applies. If an exemption does not apply, such transaction would be subject to US federal securities law (including Rule 13e-3) and AMEC would be required to file a Schedule 13E-3 with the SEC that would describe, among other things, the reasons for the "going private" transaction, the relationship of the parties involved, the source(s) of financing, the process used to determine the valuation or price paid to minority shareholders and detailed disclosures as to the fairness of any such transaction to minority shareholders. Under the DGCL, upon the acquisition and control of a majority of issued Foster Wheeler shares, AMEC would be permitted to effect a second-step merger, enabling it to acquire the remaining Foster Wheeler shares not tendered in the Offer. However, the DGCL does not apply to Foster Wheeler because it is a Swiss-incorporated company.

Material Tax Consequences (see page 377)

Foster Wheeler shareholders may be subject to Swiss tax and US federal income tax consequences as a result of tendering their shares in the Offer, the Squeeze-Out Merger and acquiring, owning or disposing of AMEC securities.

Under Swiss law this includes, among other things, (i) recognition of a taxable capital gain or a tax-deductible capital loss for Swiss resident Foster Wheeler shareholders who hold their Foster Wheeler shares as business assets or who classify as a professional securities dealer and who (a) tender their Foster Wheeler shares into the Offer or (b) receive consideration in a Squeeze-Out Merger and (ii) depending on the structure of the Squeeze-Out Merger, the application of Swiss withholding tax of 35 per cent. on the difference between the amount of (x) the consideration payable in a Squeeze-Out Merger and (y) the sum of the nominal value of the Foster Wheeler shares concerned and of the proportionate part of Foster Wheeler's reserves from capital contributions attributable to the respective Foster Wheeler shares.

The disposition of Foster Wheeler shares in the Offer by a US Holder generally will be a taxable transaction for US federal income tax purposes, unless the Squeeze-Out Merger occurs and the Acquisition qualifies as a Reorganisation. A US Holder that does not participate in the Offer will not recognise any gain or loss for US federal income tax purposes unless the Squeeze-Out Merger occurs. If the Squeeze-Out Merger occurs and the Acquisition qualifies as a Reorganisation, a US Holder disposing of Foster Wheeler shares in the Offer or the Squeeze-Out Merger will recognise gain only if such US Holder receives cash in exchange for the shares tendered in the Offer or surrendered in the Squeeze-Out Merger. Such gain will equal the lesser of (i) the amount of cash received or (ii) the excess, if any, of (a) the sum of the fair market value of AMEC securities and cash received over (b) such US Holder's adjusted tax basis in its Foster Wheeler shares surrendered in the Offer. If the Squeeze-Out Merger does not occur, or if it occurs and the Acquisition nevertheless fails to qualify as a Reorganisation, a US Holder will recognise gain or loss equal to the difference between (i) the fair market value of the AMEC securities and/or cash received and (ii) the US Holder's adjusted tax basis in its Foster Wheeler shares tendered in the Offer or surrendered in the Squeeze-Out Merger.

Tax matters are complicated, and the tax consequences of each Foster Wheeler shareholder will depend on the facts of each shareholder's situation, including, in the case of US Holders (as defined below in "Material Tax Consequences—Material US Federal Income Tax Considerations") whether the Squeeze-Out Merger is completed and the market value of AMEC securities issued in exchange for Foster Wheeler shares upon completion of the Offer. Foster Wheeler shareholders are urged to read carefully the section entitled "Material Tax Consequences" and to consult their own tax advisers on the tax consequences of tendering Foster Wheeler shares in the Offer.

Comparison of Shareholders' Rights (see page 410)

Foster Wheeler shareholders receiving AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) will have different rights once they become AMEC shareholders. The rights of a holder of AMEC shares will be governed by English law and by AMEC's Articles of Association. For a discussion of the differences in such rights of holders, see "Comparison of Shareholders' Rights". The rights of a holder of AMEC ADSs will be governed by the deposit agreement among the AMEC depositary, AMEC and the owners and beneficial owners of AMEC ADSs. See "Description of AMEC American Depositary Shares" beginning on page 394.

Interests of Foster Wheeler and its Directors and Executive Officers (see page 434)

Foster Wheeler's directors and executive officers may have interests in the transaction that are different from, or in addition to, those of Foster Wheeler's shareholders generally. These interests include, but are not limited to, the treatment of Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs held by Foster Wheeler's directors and executive officers and the provision of certain compensation to Foster Wheeler's executive officers in the event of a change of control or termination of employment. The members of Foster Wheeler's Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Implementation Agreement and the Offer, and in making their recommendations to shareholders. For information on these interests, see "Interests of Foster Wheeler, AMEC International Investments BV and AMEC and their Directors and Officers".

Interests of AMEC, AMEC International Investments BV and their Directors and Executive Officers (see page 434)

The interests of AMEC, AMEC International Investments BV and, to the best knowledge of AMEC and AMEC Investments International BV, any of their current directors and executive officers in the Offer are set forth in "Interests of Foster Wheeler, AMEC International Investments BV and AMEC and their Directors and Officers". In addition, the ownership of each of AMEC's directors and executive officers in AMEC shares is set forth in "Security Ownership of Certain Beneficial Holders, Directors and Management of AMEC".

Additional Information (see page 450)

If you have any questions about the Offer, or if you need to request additional copies of this prospectus or other documents, you should contact the information agent:

 SELECTED HISTORICAL
CONSOLIDATED FINANCIAL DATA OF AMEC

The following is a summary of AMEC's selected historical consolidated financial data for the periods ended and as at the dates indicated below. You are encouraged to read this information together with the consolidated financial statements of AMEC and the accompanying notes and the section entitled "Operating and Financial Review of AMEC" included elsewhere in this prospectus.

The following tables present selected historical consolidated financial data of AMEC for the periods and as at the dates indicated. AMEC's selected historical consolidated financial data for the years ended 31 December 2013, 2012 and 2011 are derived from its audited consolidated financial statements for those years, included elsewhere in this prospectus. AMEC's selected historical consolidated financial data for the years ended 31 December 2010 and 2009 are derived from AMEC's audited consolidated financial statements for those years, which are not included elsewhere in this prospectus.

AMEC's selected historical consolidated financial statements are presented in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and IFRS as adopted by the European Union, or EU. For additional information, see AMEC's consolidated financial statements and the accompanying notes included in this prospectus.

AMEC believes that a meaningful analysis of its financial results for the periods presented is enhanced by the use of non-IFRS financial measures, including trading profit and trading profit margin. The section entitled "Presentation of Certain Financial and Other Information" includes additional information regarding the use of non-IFRS financial measures, a reconciliation of trading profit to its nearest IFRS-equivalent and limitations on the use of such measures.

	Year ended 31 December
Selected Consolidated Income Statement Data	2009(1)	2010(1)	2011(1)	2012(1)	2013
	(£ millions, unless otherwise stated)
Continuing operations
Revenue	2,452	2,786	3,133	4,088	3,974

Profit before income tax	222	261	264	254	255
Income tax	(52)	(25)	(53)	(47)	(69)

Profit for the year from continuing operations	170	236	211	207	186
Profit/(loss) for the year from discontinued operations (net of income tax)	13	(9)	16	2	(8)

Profit for the year	183	227	227	209	178

Weighted-average number of shares (millions)
—Basic	327	326	327	315	293
—Diluted	333	333	334	321	299
Basic earnings per share (pence)	55.8	70.1	69.2	65.8	61.1
Basic earnings per share from continuing operations (pence)	51.8	73.0	64.4	65.2	63.8
Diluted earnings per share (pence)	54.7	68.5	67.8	64.6	59.8
Diluted earnings per share from continuing operations (pence)(2)	50.9	62.6	71.6	78.6	87.2
Dividends per share (pence)	17.7	26.5	30.5	36.5	42.0
Dividend cover(2)	2.9x	2.4x	2.3x	2.2x	2.1x

Notes:

(1)
Financial information for the years ended 31 December 2012, 2011, 2010 and 2009 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business and to reflect the impact of amendments to IAS 19.

(2)
Before amortisation, impairment and exceptional items.

	As at 31 December
Selected Consolidated Balance Sheet Data	2009	2010	2011	2012	2013
	(£ millions)
Non-current assets	686	820	1,051	1,214	1,160
Current assets	1,278	1,443	1,404	1,304	1,224

Total assets	1,964	2,263	2,455	2,518	2,384

Current liabilities	(666)	(746)	(828)	(1,151)	(1,004)
Non-current liabilities	(272)	(242)	(253)	(284)	(256)

Total liabilities	(938)	(988)	(1,081)	(1,435)	(1,260)

Net assets	1,026	1,275	1,374	1,083	1,124

Total attributable to equity holder of the parent	1,023	1,272	1,373	1,079	1,122
Non-controlling interests	3	3	1	4	2

Total equity	1,026	1,275	1,374	1,083	1,124

Key Performance Measures

AMEC also uses the following non-IFRS measures as measures of operating performance. These measures have been included because AMEC believes that these are important supplemental measures of AMEC's historical operating performance and are helpful for investors in understanding the ongoing profitability of AMEC's business units. See "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

	Year ended 31 December
Trading Profit	2009(1)	2010(1)	2011(1)	2012(1)	2013
	(£ millions, unless otherwise stated)
Trading profit(2)	219	277	312	334	343
Trading profit margin (%)(3)	8.9	9.9	9.9	8.2	8.6

Notes:

(1)
Financial information for the years ended 31 December 2012, 2011, 2010 and 2009 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business and to reflect the impact of amendments to IAS 19.

(2)
Trading profit is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of trading profit to the nearest IFRS measure, profit before net financing income, is provided in the section entitled "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

(3)
Trading profit margin is defined as trading profit as a percentage of revenue.

 SELECTED HISTORICAL
CONSOLIDATED FINANCIAL DATA OF FOSTER WHEELER

The following is a summary of Foster Wheeler's selected historical consolidated financial data for the periods ended and at the dates indicated below. You are encouraged to read this information together with the consolidated financial statements of Foster Wheeler and the accompanying notes and the section entitled "Operating and Financial Review of Foster Wheeler" included elsewhere in this prospectus.

The following tables present selected historical consolidated financial data of Foster Wheeler for the periods and as at the dates indicated. Foster Wheeler's consolidated financial data as at and for the years ended 31 December 2013, 2012 and 2011 are derived from its audited consolidated financial statements for those years, included elsewhere in this prospectus. Foster Wheeler's selected historical consolidated financial data as at and for the years ended 31 December 2010 and 2009 are derived from Foster Wheeler's audited consolidated financial statements for those years, which are not included in this prospectus.

Foster Wheeler's consolidated financial statements are presented in accordance with US generally accepted accounting principles, or US GAAP. For additional information, see Foster Wheeler's financial statements and the accompanying notes included in this prospectus. Unaudited reconciliations of Foster Wheeler's consolidated profit and consolidated total equity for the years ended 31 December 2013, 2012 and 2011 have been included elsewhere in this prospectus and summarise the material adjustments which reconcile Foster Wheeler's consolidated financial statements to those which would have been reported had Foster Wheeler applied the accounting policies applied by AMEC in the preparation of its audited consolidated financial statements for the year ended 31 December 2013.

	Three months ended 31 March		Year ended 31 December
	2013	2014	2009	2010	2011	2012	2013
	($ thousands, except share data and per share amounts)
	(unaudited)
Statement of Operations Data
Operating revenues	790,144	733,699	5,034,033	4,047,242	4,458,108	3,391,394	3,306,450
Income from continuing operations before income taxes(1)	25,343	24,658	442,293	280,397	233,913	225,356	153,008
Provision for income taxes	5,160	9,718	89,272	65,836	58,514	62,267	52,166
Income from continuing operations	20,183	14,940	353,021	214,561	175,399	163,089	100,842
Net income attributable to non-controlling interests	3,279	(2,127)	11,202	15,302	14,345	13,874	3,940

Income from continuing operations attributable to Foster Wheeler	16,904	17,067	341,819	199,259	161,054	149,215	96,902

Earnings per share from continuing operations
Basic	0.16	0.17	2.70	1.58	1.34	1.39	0.97
Diluted	0.16	0.17	2.69	1.57	1.34	1.39	0.96
Shares outstanding
Basic weighted-average number of shares outstanding	104,386,669	99,147,429	126,541,962	126,032,130	120,085,704	107,054,284	100,301,834
Effect of dilutive securities	253,330	1,263,233	632,649	544,725	418,779	259,255	1,084,839

Diluted weighted-average number of shares outstanding	104,639,999	100,410,662	127,174,611	126,576,855	120,504,483	107,313,539	101,386,673

Note:

(1)
Income from continuing operations before income taxes includes the following:

	Three months ended 31 March		Year ended 31 December
	2013	2014	2009	2010	2011	2012	2013
	($ thousands)
Net asbestos-related provision	2,000	2,000	26,400	5,400	9,900	30,500	30,200
Curtailment gain on closure of the UK pension plan	—	—	—	20,100	—	—	—
Charges for severance-related post-employment benefits	2,000	1,000	12,400	10,800	2,700	6,200	22,300
Charge for equity investment impairment in the Global E&C Group	—	—	—	—	—	—	22,400

	Three months ended 31 March	As at 31 December
	2014	2009	2010	2011	2012	2013
	($ thousands)
	(unaudited)
Balance Sheet Data
Current assets	1,605,303	1,941,555	1,994,500	1,523,187	1,613,542	1,583,741
Current liabilities	1,194,818	1,282,004	1,210,674	1,090,984	1,176,187	1,207,958
Working capital	410,485	659,551	783,826	432,203	437,355	375,783
Land, buildings and equipment, net	274,667	325,749	294,477	277,421	285,402	279,981
Total assets	2,721,995	3,187,738	3,060,477	2,613,880	2,733,924	2,740,272
Long-term debt (including current instalments)	125,726	190,574	164,570	149,111	137,706	126,232
Total temporary equity	10,632	2,570	4,935	4,993	8,594	15,664
Total Foster Wheeler shareholders' equity	774,073	831,517	967,693	687,747	713,990	750,099
Other Data
Backlog, measured in terms of future revenues, end of year	4,225,400	4,112,800	3,979,500	3,626,100	3,648,000	4,004,600
New orders for the year end, measured in terms of future revenues	1,042,700	3,481,700	4,105,800	4,285,800	3,449,500	3,855,500

 SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is intended to illustrate the effect of the Offer, assuming all Foster Wheeler shares are exchanged in the Offer. AMEC will account for the transaction as an acquisition under IFRS 3 "Business Combinations".

The tables below set forth unaudited pro forma financial data for the Enlarged Group that has been adjusted to reflect the effect of the Offer on the balance sheet of AMEC as at 31 December 2013 as if the Offer had occurred on 31 December 2013 and to reflect the effect of the Offer on the income statement of AMEC for the year ended 31 December 2013 as if the Offer had occurred on 1 January 2013 and assuming all Foster Wheeler shares have been exchanged in the Offer. The information presented below should be read in conjunction with the information contained in the sections entitled "Risk Factors", "Cautionary Statement Regarding Forward-Looking Statements", "Selected Historical Consolidated Financial Data of AMEC", "Selected Historical Consolidated Financial Data of Foster Wheeler", "Operating and Financial Review of AMEC", "Operating and Financial Review of Foster Wheeler", "Unaudited Pro Forma Condensed Combined Financial Information", including the related notes, and the consolidated financial statements of AMEC and Foster Wheeler and the accompanying notes included elsewhere in this prospectus.

The Foster Wheeler financial information has been converted to IFRS and restated using AMEC's accounting policies. The income statement data has been translated into pounds sterling using an average exchange rate of $1.5699 per pound sterling for the year ended 31 December 2013 and the balance sheet data has been translated using an exchange rate of $1.6563 per pound sterling as at 31 December 2013.

The unaudited pro forma condensed combined financial information is presented for information purposes only and reflects estimates made by AMEC's management that it considers reasonable. It does not purport to represent what AMEC's actual results of operations or financial condition would have been had the Acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma condensed combined financial information does not reflect the effect of anticipated cost and revenue synergies associated with combining AMEC and Foster Wheeler.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions described in the notes to the unaudited pro forma condensed combined financial information that AMEC's management believes are reasonable under the circumstances. See "Unaudited Pro Forma Condensed Combined Financial Information" for the notes to the unaudited pro forma condensed combined financial information. The detailed valuation studies have not been finalised and, accordingly, the fair value adjustments reflect AMEC's management's best estimate and are subject to change once the detailed analyses are completed and as additional information becomes available. These adjustments may be material. Since the Acquisition has not been completed, AMEC's access to information to make such estimates is limited and therefore certain market-based assumptions were used when data was not available. However, AMEC's management believes the fair values recognised are based on reasonable estimates and assumptions based on currently available information. A final determination of the fair value of assets and liabilities acquired will be based on the actual assets and liabilities of Foster Wheeler that exist as of the closing date of the Acquisition and, therefore, cannot be finalised prior to the completion of the Acquisition. In addition, the evaluation of the consideration to be paid by AMEC upon the completion of the Acquisition will be partly determined based on the closing price of AMEC shares on the closing date of the Acquisition.

See "Unaudited Pro Forma Condensed Combined Financial Information" on pages 361 to 376 for an explanation of the basis of preparation of this data.

Unaudited Pro Forma Condensed Combined Income Statement for the Year Ended 31 December 2013

			Pro forma adjustments
	AMEC IFRS	Foster Wheeler US GAAP	Accounting policy and IFRS adjustments	Refinancing Adjustments	Acquisition adjustments	Enlarged Group pro forma total
	(£ millions, unless otherwise stated)
Continuing operations
Revenue	3,974	2,106	8	—	(3)	6,085
Cost of sales	(3,431)	(1,750)	—	—	—	(5,181)

Gross profit	543	356	8	—	(3)	904
Administrative expenses	(293)	(264)	83	—	(91)	(565)
Loss on business disposals and closures	(7)	—	—	—	—	(7)

Profit/(loss) before net financing expense	243	92	91	—	(94)	332
Financial income	12	4	1	—	—	17
Financial expense	(14)	(8)	(16)	(30)	(2)	(70)
Net financing expense	(2)	(4)	(15)	(30)	(2)	(53)
Share of post-tax results of joint ventures	14	10	—	—	14	38
Profit/(loss) before income tax	255	98	76	(30)	(82)	317
Income tax	(69)	(33)	6	—	25	(71)

Profit/(loss) for the year from continuing operations	186	65	82	(30)	(57)	246
Earnings per shares
Basic (pence)	63.8					64.6
Diluted (pence)	62.5					63.6
Weighted average number of shares
Basic	293					384

Unaudited Pro Forma Consolidated Balance Sheet as at 31 December 2013

	AMEC IFRS	Foster Wheeler US GAAP	Accounting policy and IFRS adjustments	Refinancing Adjustments	Acquisition adjustments	Enlarged Group pro forma total
	(£ millions)
Assets
Non-current assets
Property, plant, and equipment	39	170	(19)	—	(10)	180
Goodwill	757	103	—	—	1,390	2,250
Intangible assets	150	68	—	—	880	1,098
Interests in joint ventures	52	110	—	—	(24)	138
Derivative financial instruments	1	—	—	—	—	1
Retirement benefit assets	102	—	—	—	—	102
Other receivables	24	168	(22)	—	—	170
Deferred tax assets	35	50	(8)	—	21	98

Total non-current assets	1,160	669	(49)	—	2,257	4,037

	AMEC IFRS	Foster Wheeler US GAAP	Accounting policy and IFRS adjustments	Refinancing Adjustments	Acquisition adjustments	Enlarged Group pro forma total
	(£ millions)
Current assets
Inventories	3	7	—	—	—	10
Trade and other receivables	956	575	—	—	(55)	1,476
Derivative financial instruments	5	—	—	—	—	5
Current tax receivable	10	18	—	—	—	28
Bank deposits (more than three months)	18	—	—	—	—	18
Cash and cash equivalents (excluding bank overdrafts)	232	336	50	—	(88)	530
Restricted cash	—	50	(50)	—	—	—

Total current assets	1,224	986	—	—	(143)	2,067

Total assets	2,384	1,655	(49)	—	2,114	6,104
Liabilities
Current liabilities
Bank loans and overdrafts	(129)	(8)	—	(976)	—	(1,113)
Trade and other payables	(801)	(708)	(1)	—	(11)	(1,521)
Derivative financial instruments	(1)	—	—	—	—	(1)
Current tax payable	(73)	(24)	3	—	—	(94)

Total current liabilities	(1,004)	(740)	2	(976)	11	(2,729)
Non-current liabilities
Trade and other payables	(11)	—	—	—	—	(11)
Retirement benefit liabilities	(62)	(67)	10	—	—	(119)
Deferred tax liabilities	(20)	(24)	7	—	(145)	(182)
Provisions	(163)	(282)	(14)	—	(444)	(903)
Long term debt	—	(69)	—	—	(9)	(78)

Total non-current liabilities	(256)	(442)	3	—	(598)	(1,293)

Total liabilities	(1,260)	(1,182)	5	(976)	609	(4,022)
Net assets	1,124	473	(44)	(976)	1,505	2,082
Equity
Share capital	152	157	—	—	(112)	197
Share premium account	101	130	—	—	801	1,032
Hedging and translation reserves	33	—	—	—	—	33
Capital redemption reserves	34	—	—	—	—	34
Retained earnings	802	165	(44)	(976)	816	763

Total equity attributable to equity holders of the parent	1,122	452	(44)	(976)	1,505	2,059
Non-controlling interests	2	21	—	—	—	23

Total equity	1,124	473	(44)	(976)	1,505	2,082

COMPARATIVE HISTORICAL AND PRO FORMA SHARE INFORMATION

The following table includes per share information for AMEC and Foster Wheeler on a historical basis, on an unaudited pro forma condensed combined basis for the combined company and equivalent information per Foster Wheeler share, assuming 50 per cent. of Foster Wheeler shares are exchanged for AMEC shares at an exchange ratio of 1.7996 AMEC shares for each Foster Wheeler share.

The information set out below should be read in conjunction with the audited consolidated financial statements and related notes of AMEC for the year ended 31 December 2013 and the audited consolidated financial statements and related notes of Foster Wheeler for the year ended 31 December 2013 included in this prospectus.

The unaudited pro forma amounts in the table below are presented for informational purposes only. You should not rely on the unaudited pro forma condensed combined amounts as being necessarily indicative of the results of operations that would have been reported by the combined company had the transaction been in effect during 2013 or that may be reported in the future. The unaudited pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of transaction-related costs, or other factors that may result as a consequence of the transaction and, accordingly, does not attempt to predict or suggest future results. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 361 for a more complete discussion.

Information presented in the tables below reflects the following:

•
The historical per ordinary and registered share information of AMEC and Foster Wheeler, respectively, has been extracted from the consolidated financial statements of AMEC and Foster Wheeler included in this prospectus.

•
The historical book value per share is computed by dividing, in the case of AMEC, total equity by the number of AMEC shares in issue, and, in the case of Foster Wheeler shares, the total Foster Wheeler shareholders' equity by the number of Foster Wheeler shares in issue, both as at 31 December 2013.

•
Unaudited pro forma condensed combined basic earnings per share is based on the combined results of AMEC and Foster Wheeler prepared in accordance with IFRS and US GAAP, respectively. Foster Wheeler's US GAAP results have been converted to IFRS, restated using AMEC's accounting policies and translated into pounds sterling for purposes of presentation in the unaudited pro forma condensed combined financial information. Earnings per share are stated in pounds sterling.

•
Unaudited pro forma condensed combined amounts are presented as if the transaction had been effective as at 1 January 2013 for the income statement and as at 31 December 2013 for the balance sheet presented based on the acquisition method as defined by IFRS 3 Business Combinations.

•
Unaudited pro forma Foster Wheeler share equivalent data is calculated assuming 50 per cent. of Foster Wheeler shares are exchanged for AMEC shares at an exchange rate of 1.7996 AMEC shares for each Foster Wheeler share and translating the amount into US dollars at a rate of $1.6563 per pound sterling as at 31 December 2013.

For the year ended 31 December 2013
AMEC—Historical
Historical per ordinary share:
Basic earnings from continuing operations (pence)	63.8
Dividend(1) (pence)	42.0
Book value	£3.78
Foster Wheeler—Historical
Historical per registered share:
Basic earnings from continuing operations	$0.97
Dividend(1)	—
Book value	$7.57
Unaudited Pro Forma Condensed Combined
Unaudited pro forma condensed combined per AMEC ordinary share:
Basic earnings from continuing operations (pence)	64.6
Dividend(2) (pence)	42.0
Book value(3)	£5.35
Unaudited Pro Forma Foster Wheeler Registered Share Equivalents
Unaudited pro forma per Foster Wheeler registered share:
Basic earnings from continuing operations	$1.92
Dividend(2)	$1.25
Book value	$15.95

Notes:

(1)
AMEC's dividend per ordinary share for the year ended 31 December 2013 represents a final ordinary dividend of 28.5p per share and an interim dividend of 13.5p per share. Foster Wheeler did not issue a cash dividend for the year ended 31 December 2013 but on 21 May 2014 it distributed a cash dividend of $0.40 per Foster Wheeler share to holders of Foster Wheeler shares outstanding on the date of the Foster Wheeler AGM on 7 May 2014.

(2)
Unaudited Pro Forma Condensed Combined dividend per ordinary share reflects AMEC's historical dividend per ordinary share.

(3)
Unaudited Pro Forma Condensed Combined book value is calculated by dividing pro forma combined total equity of £2,082 million by the pro forma number of AMEC shares in issue, including 90,917,043 new AMEC shares to be issued as part of the Offer.

 COMPARATIVE MARKET INFORMATION

AMEC shares are listed on the LSE under the symbol "AMEC". Foster Wheeler shares are listed on NASDAQ under the symbol "FWLT". The following table presents the closing market prices per security for AMEC shares and Foster Wheeler shares in pounds sterling or US dollars, as the case may be:

•
as reported on the LSE for AMEC shares; and

•
as reported on NASDAQ for Foster Wheeler shares.

	AMEC shares	Foster Wheeler shares
	(£)	($)
Market price
26 November 2013	11.70	28.73
10 January 2014	10.79	31.46
12 February 2014	10.92	31.08
28 July 2014	11.46	33.36

In each case, the prices are given:

•
as at 26 November 2013, which was the last full trading day on the LSE and NASDAQ prior to press reports of a possible offer for Foster Wheeler by AMEC;

•
as at 10 January 2014, which was the last full trading day on the LSE and NASDAQ prior to the announcement made on 13 January 2014 of non-binding terms for a proposed acquisition of Foster Wheeler;

•
as at 12 February 2014, which was the latest practicable trading day prior to the announcement made on 13 February 2014 of a recommended offer for Foster Wheeler and entering into the Implementation Agreement; and

•
as at 28 July 2014, which was the latest practicable trading day prior to the date of this prospectus.

See "Market Price and Dividend Data" for further information about historical market prices of these securities.

The following table also presents the implied equivalent value per security for Foster Wheeler shares in US dollars. The implied equivalent value of a Foster Wheeler share was calculated by multiplying the closing market price per AMEC share by 0.8998, translating that amount into US dollars, and then adding to that amount the cash portion of the exchange consideration of $16.00 for each Foster Wheeler share.

Foster Wheeler shares
($)
Implied equivalent value
26 November 2013	33.04
10 January 2014	32.01
12 February 2014	32.30
28 July 2014	33.53

In calculating the implied equivalent value per Foster Wheeler share, amounts in pounds sterling have been translated into US dollars at a rate of $1.6182 per pound sterling, the 26 November 2013 exchange rate as published in The Financial Times on 27 November 2013, $1.6485 per pound sterling, the 10 January 2014 exchange rate as published in The Financial Times on 13 January 2014, $1.6585 per pound sterling, the 12 February 2014 exchange rate as published in The Financial Times on 13 February 2014 and $1.7001 per pound sterling, the 28 July 2014 exchange rate as published in The Financial Times on 29 July 2014. See "Exchange Rate Information" for more information.

The market prices of AMEC shares and Foster Wheeler shares are likely to fluctuate prior to the expiration date of the Offer and cannot be predicted. AMEC urges you to obtain current market information regarding AMEC shares and Foster Wheeler shares.

 EXCHANGE RATE INFORMATION

For your convenience, this prospectus contains translations of pounds sterling amounts into US dollars. These translations have been made at the spot rate for the specified day as reported in The Financial Times. These translations have been provided solely for your convenience and are not representations that the pounds sterling amounts actually represent these US dollar amounts or could be converted to US dollars at the rates indicated.

The exchange rate for pounds sterling on 28 July 2014, the latest practicable date prior to the date of this prospectus, was $1.7001 per pound sterling as reported in The Financial Times.

The following tables set forth, for the periods indicated, information concerning the exchange rate, expressed in dollars per pound sterling as reported in The Financial Times.

Average Rate for the Period(1)
Annual data (Year ended 31 December)
2009	1.5689
2010	1.5424
2011	1.6049
2012	1.5923
2013	1.5679
2014 (through 28 July)	1.6804

Note:

(1)
The average of the exchange rate on the last Business Day of each month during the period.

	High	Low
Monthly data
January 2014	1.6636	1.6353
February 2014	1.6744	1.6304
March 2014	1.6743	1.6484
April 2014	1.6886	1.6587
May 2014	1.6976	1.671
June 2014	1.7103	1.6735

RISK FACTORS

In addition to general investment risks and other information included in this prospectus, including the matters described in "Cautionary Statement Regarding Forward-Looking Statements", you should carefully consider the following risks before deciding whether to tender your shares in the Offer. In addition, you should read and consider the risks associated with the businesses of AMEC and Foster Wheeler, the Acquisition and the Offer because these risks may also affect the Enlarged Group.

Risks related to the Businesses of AMEC, Foster Wheeler and the Enlarged Group

Global economic conditions or other macroeconomic developments in the geographic regions and markets in which AMEC and Foster Wheeler operate may adversely affect the Enlarged Group's business, financial condition and results of operations.

During the year ended 31 December 2013, AMEC derived approximately 83 per cent. of its revenue from its operations in the United Kingdom, United States and Canada. In the same period, Foster Wheeler derived approximately 52 per cent. of its revenue from Europe and North America. Therefore, AMEC and Foster Wheeler are particularly affected by political and economic conditions in these geographic regions, such as energy prices, potential economic deterioration and the availability and cost of credit, and by political and economic conditions in other regions that affect the United Kingdom, the rest of Europe, the United States and Canada. For example, AMEC's nuclear operations in different countries may be influenced by changing governmental policies towards nuclear energy. This can vary from support for new build projects in the United Kingdom, to a focus on maintenance projects in Canada, to a desire to decommission existing projects in Germany. Such changing policies can also have an impact on demand in AMEC's other markets, such as demand for oil and gas, particularly in North America. AMEC and Foster Wheeler, in particular the Enlarged Group's mining operations, may also be impacted by any slowdown in the economic growth rate in China. To the extent that current economic conditions remain challenging or worsen, they could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Following the Acquisition, the Enlarged Group expects to derive the majority of its revenues from Europe, the United States and Canada and will, therefore, continue to be exposed to the impact of global and local economic conditions affecting these regions. The recent increase in shale gas production in the United States and the expected further development of shale gas reserves may increase the Enlarged Group's involvement in shale gas in the United States and Canada if demand for the Enlarged Group's gas-related services continues to increase. Therefore, the Enlarged Group will have increased exposure to uncertain global and local economic conditions and may be adversely affected if conditions in these regions deteriorate. Further, as a result of its operations in Latin America (which AMEC defines as South America and Mexico) and the Growth Regions, the Enlarged Group will also be subject to the risks inherent in operating in those regions. See "—The Enlarged Group will be exposed to the risks associated with operating in emerging markets" below.

Unfavourable developments in global or regional economic growth rates may also impact the level of demand for AMEC's and Foster Wheeler's services in the markets in which they operate. Adverse or volatile economic conditions may impact liquidity and the availability of credit, as well as the demands of investors for greater returns in these markets, which may in turn influence customer spending on capital investment and/or asset maintenance. For example, in the Oil & Gas market, which includes upstream, midstream, refining, chemical and petrochemical sectors, and the Mining market, many companies are reducing their capital expenditure in response to market and investor pressures. This is apparent across AMEC's operations. In the Clean Energy and E&I markets, spending by customers, in particular government entities, will depend on cost developments for new technologies, support for government initiatives and the availability of funding for projects. AMEC and Foster Wheeler have experienced increased competition for some new contracts and some customers have requested different, less favourable contract terms due to these conditions.

Following the Acquisition, the Enlarged Group expects to derive the majority of its revenue from the Oil & Gas market. The addition of Foster Wheeler's mid and downstream capabilities to AMEC's existing upstream capabilities will result in increased exposure across the Oil & Gas value chain. If the Enlarged Group is unable to successfully anticipate changing economic and political conditions affecting the jurisdictions and markets in which it operates, it may be unable to effectively plan for or respond to those changes, which could have a material adverse effect on its business, financial condition and results of operations.

Changes in commodity prices may impact demand for the Enlarged Group's services.

Commodity prices are volatile and are influenced by a number of external factors, including the supply of and demand for commodities, speculative activities by market participants, global political and economic conditions, the levels of production in major commodity producing countries and the costs of exploring for, developing, producing and delivering the commodities. Fluctuations in commodity prices may impact customer spending on capital investment and asset maintenance and, therefore, demand for AMEC's and Foster Wheeler's services in the Oil & Gas and Mining markets. During the year ended 31 December 2013, approximately 50 per cent. and 66 per cent. of AMEC's and Foster Wheeler's revenues, respectively, were derived from the Oil & Gas market. In addition, AMEC derived approximately 12 per cent. of its revenue from the Mining market. Following the Acquisition, the substantial majority of the Enlarged Group's revenues is expected to be derived from the Oil & Gas and Mining markets.

A sustained reduction in international oil prices may adversely impact investment in both oil and gas production by driving international oil companies to focus on ways in which they can be more capital efficient. Such companies may choose to do so by reducing overall levels of upstream capital expenditure or by contracting for a greater percentage of brownfield projects, as has occurred with international oil companies operating in the North Sea. Fluctuations in the price of metals and minerals, such as gold and copper, have also impacted customer spending. For example, the recent decrease in metals and minerals commodity prices, in part as a result of the slowdown in economic growth in China, has resulted in more limited project opportunities. Fluctuations in the price of metals and minerals may also impact mining companies' decisions regarding which metals and minerals to extract. Such declines in the levels of customer spending as a result of a reduction in commodity prices could negatively impact the Enlarged Group's operations. Any delay, deferral or size reduction in its customers' projects may restrict the Enlarged Group's opportunities for organic growth and the achievement of its targets. A sustained and significant adverse change in commodity prices could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The Enlarged Group will be exposed to the risks associated with operating in emerging markets.

AMEC and Foster Wheeler both conduct a portion of their operations in emerging markets. For the year ended 31 December 2013, approximately 16 per cent. of AMEC's revenue was derived from Latin America and the Growth Regions and 48 per cent. of Foster Wheeler's revenue was generated from regions other than Europe and North America. Following the Acquisition, the Enlarged Group's operations are expected to be more heavily focused in the Middle East, as well as in other emerging markets, such as Latin America and parts of Asia. This will expose the Enlarged Group's operations to risks that may not be encountered in countries with well-established economic and political systems, which include, to a greater or lesser extent, changes in international governmental regulations, trade restrictions and laws, tariffs and other barriers, the potential for nationalisation of enterprises or government policies favouring local production, renegotiation or nullification of existing agreements, fluctuations in interest rates and currency exchange rates, the introduction of exchange controls and other restrictions by foreign governments, timeliness of client payments, differing protections for intellectual property and enforcement thereof and divergent environmental laws and regulations. These risks may impact the Enlarged Group's ability to operate successfully in a given emerging market or may influence its decision to expand its operations into other emerging markets.

In addition, political, economic and social instability may impact the Enlarged Group's operations by hindering its ability to send personnel abroad or to hire and retain local personnel. The Enlarged Group may be required to increase security for personnel travelling to certain regions or to reallocate projects to offices in other regions, which may result in higher costs and have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The Enlarged Group may also expand its operations in these emerging markets or into other markets in which neither AMEC nor Foster Wheeler has experience operating. Consequently, the Enlarged Group may have increased exposure to the foregoing risks and, to the extent that it cannot adequately respond to these risks or adapt to changes in the operating environment in these markets, including changes in customer demand, there could be a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The Enlarged Group may fail to execute, integrate and manage targeted acquisitions as part of its strategy.

As part of its strategy for 2015 and beyond, AMEC has focused on its growth by: (i) enhancing its position in its four main markets; (ii) increasing its capabilities and the range of services being offered to customers; and (iii) expanding its geographic presence, particularly in the Growth Regions. The Acquisition of Foster Wheeler is expected to expand AMEC's global footprint in regions of the world that AMEC believes will see higher growth and build AMEC's presence across the oil & gas value chain, adding mid and downstream capabilities to its existing upstream presence. There can be no assurance that the Acquisition will be successful. See "—Risks related to the Acquisition" below. The Enlarged Group will continue to assess opportunities to further expand its global footprint and build its presence in certain markets, including through acquisitions.

Future acquisitions, in the Growth Regions or elsewhere in the world, would subject the Enlarged Group to various risks, including the risk of over-paying for assets or the inability to arrange financing for an acquisition, integration risks and/or undisclosed or unascertained liabilities. It may be difficult to identify suitable acquisitions and the decision to engage in an acquisition will involve certain assumptions and estimates which may prove to be incorrect. Also, any indemnification rights that the Enlarged Group obtains from the sellers of acquired businesses may be difficult to enforce should the indemnitors experience a deterioration in their financial condition and no longer have the ability to financially support the indemnity. In addition, the management of the Enlarged Group may fail to adequately plan for the integration of the acquired business, or may fail to properly implement integration plans, following completion of the Acquisition. There can be no assurances that any acquisitions the Enlarged Group makes will be successfully integrated, perform as expected or that the returns from such acquisitions will support the investment required to acquire or develop them.

Following the Acquisition, the Enlarged Group may also choose to change its strategy from the strategy identified by AMEC. The Enlarged Group's ability to implement its chosen strategy will be affected by factors beyond its control, such as volatility in the global economy and in each of the Enlarged Group's markets, capital investment by customers and the availability of acquisition opportunities in a given market. Any failures, material delays or unexpected costs related to the implementation of the Enlarged Group's strategy could have a material adverse effect on its business, financial condition and results of operations.

Failure to meet customer expectations on project delivery could result in damage to reputation and/or loss of repeat business and potentially lead to litigation.

Many of the contracts into which AMEC and Foster Wheeler enter with their customers are long term and AMEC expects that the Enlarged Group would continue to enter into such contracts. These contracts may contain liquidated damages clauses relating to on-time delivery and/or liquidated damages relating to performance and/or liability in respect of unliquidated damages. A number of factors including failure to follow best practice guidelines could mean that projects are not delivered to time, cost, quality or appropriate health, safety and environmental standards and therefore do not meet customer expectations or the expectations of the relevant third-party. Any failure to deliver in accordance with customer expectations could subject the Enlarged Group to damages and/or reduce its margins on these contracts. For example, in 2013 AMEC recorded a loss on its contract with the Teesside Gas Processing Plant in the United Kingdom as a result of delays and cost over-runs. Failure to meet customer expectations may also result in disputes or litigation, cancelled contracts, additional costs incurred in excess of current contract provisions, or back charges for alleged breaches of warranty and other contract commitments. The occurrence of any of these risks could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

One of AMEC's key strengths is the long-term relationships it has developed with its customers. Likewise, Foster Wheeler has a strong brand and strong customer relationships and one of the key strategic advantages that AMEC and Foster Wheeler believe will result from the Acquisition is the ability to leverage these relationships in order to provide existing AMEC and Foster Wheeler customers with an integrated service offering, in particular across the entire Oil & Gas value chain. Damage to reputation or loss of repeat business as a result of the failure of AMEC and Foster Wheeler to meet their customers' expectations on projects prior to the Acquisition, or failure by the Enlarged Group to meet clients' expectations on projects after the Acquisition, could negatively impact the Enlarged Group's ability to achieve this synergy and could also negatively impact the Enlarged Group's ability to win new contracts in the future, which could have a material adverse effect on its business, financial condition and results of operations.

The Enlarged Group's future business performance will depend on the award of new contracts and the selection process and timing for performing these contracts will not entirely be within its control.

A substantial portion of AMEC's and Foster Wheeler's operating revenues are derived from new contract awards or projects. For the year ended 31 December 2013, AMEC's and Foster Wheeler's order intake was £4.5 billion ($7.5 billion) and £2.4 billion ($3.9 billion), respectively.

It is generally difficult to predict whether and when contracts will be awarded due to the lengthy and complex bidding and selection process. This process is affected by a number of factors, such as market conditions, the contractor's reputation and experience both in the market and with the customer, financing arrangements, governmental approvals and environmental authorisations. Both AMEC and Foster Wheeler have experienced competition in relation to tenders for new contracts on price and/or based on the greater perceived financial strength, resources, experience or technology advantages of their competitors. AMEC competes with international, national and local engineering, project management and consultancy firms. Similarly, Foster Wheeler often competes with other general and specialty firms, including large multinational contractors and small local contractors in the global markets in which it operates. The Enlarged Group may have to agree to lower prices or less favourable contract terms for contracts under bid or risk losing a bid, or it may decide not to pursue a contract if the expected profit margins are below minimum acceptable margins based on an assessment of the project.

The ability to compete for and receive new contract awards may be further impacted if the Enlarged Group is unable to form joint ventures or similar arrangements with other contractors in order to jointly compete for a single contract. This can be important to the success of a particular contract bid process or proposal, particularly in regions where the bidding success can be substantially impacted by the presence and/or qualifications of local partners. The failure to maintain such relationships may impact the ability of the Enlarged Group to receive certain new contract awards. See "—The success of the Enlarged Group's joint ventures depends substantially on the satisfactory performance by its joint venture partners of their contractual obligations" below.

The bidding costs associated with tendering for new contracts can be significant and may not necessarily result in the award of a new contract. These costs are not usually recoverable, even if the tender is won. Furthermore, if new contract awards are not received, if awards are delayed or there are modifications regarding the scope of the contract, the Enlarged Group may incur additional costs reallocating staff in a timely manner or may be required to terminate excess staff. In addition, preparation of bids can divert significant management and operating resources away from other activities key to the running of the business.

Any of the above factors could impact the Enlarged Group's ability to win new contracts and the failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Long-term contracts may be subject to early termination, variation or non-renewal provisions.

AMEC and Foster Wheeler enter into long-term contracts with customers, which are performed over a period that may exceed two years. These contracts may be terminated earlier than expected, either within the relevant notice periods or upon default or non-performance by AMEC or Foster Wheeler which may result in additional costs if adequate compensation is not received. It may be difficult to replace any lost contract with a new equally attractive contract, a new but less attractive contract, or at all. AMEC's and Foster Wheeler's contracts may be subject to variation by renegotiation or by requiring a different level of service to be provided. In some cases, customers may disagree with the statement showing the costs which have been incurred on a project. Such costs may be disallowed and so may not be recoverable. To the extent that the Enlarged Group experiences any of the foregoing risks, it may experience reduced profitability or losses. As a result, this could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Projects included in the Enlarged Group's order book may be delayed or cancelled.

AMEC's order book at any specified date consists of AMEC's share of the total remaining value of secured projects to be executed up to any break point. Contracts are only included in AMEC's order book when they are signed. As at 31 December 2013, AMEC's order book was £4.1 billion, which excludes equity accounted joint ventures, such as Nuclear Management Partners Limited, or NMP, working at the United Kingdom's Sellafield site. Foster Wheeler's order backlog consists of unfilled orders based on signed contracts, as well as legally binding letters of intent which Foster Wheeler has determined are likely to proceed. As at 31 December 2013, Foster Wheeler's order backlog was $4.0 billion.

Following the Acquisition, the value of Foster Wheeler's pre-existing order backlog may change once AMEC's policies for recording new contracts in its order book are applied. This change may result in a decrease in the value of the combined order book of the Enlarged Group and could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations. As a result the current value of AMEC's order book and Foster Wheeler's order backlog may not be a reliable indicator of the Enlarged Group's order book.

Further, changes in project scope or schedule create uncertainty as to the portion of orders that can be performed or the amount of revenue that will be recognised in any given year. Customers may also not be able to secure the necessary financing and approvals for their projects, which could result in a delay or cancellation of the proposed project. Even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed. Furthermore, fluctuations in currency exchange rates may affect the value of the order book. As a result of these uncertainties, the order book may not be a reliable indicator of future operating revenues or earnings. See "—Fluctuations in exchange rates could negatively impact the Enlarged Group" below. Following the Acquisition the Enlarged Group will continue to be faced with these risks, therefore, the value of the Enlarged Group's order book may not necessarily indicate future earnings related to the performance of that work.

Material delays, cancellations or payment defaults could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Lump sum contracts are subject to the risks associated with unanticipated modifications, technical problems and delays.

AMEC typically enters into reimbursable contracts, which may include target price contracts, in which it contracts either on the basis of actual costs plus a fee or multiplier or, especially in the Oil & Gas market, on the basis of a schedule of daily or hourly rates. In limited circumstances, where the customer and project are well known to AMEC, such as with work for the US federal government or in the Clean Energy business in the Americas or on occasion in other AMEC businesses, AMEC will enter into lump sum contracts in which it contracts based upon specifications and other design information provided by the customer.

For the year ended 31 December 2013, reimbursable contracts (including target price contracts) and lump sum contracts accounted for approximately 80 per cent. and 20 per cent. of AMEC's total revenue, respectively, and 81 per cent. and 19 per cent. of AMEC's backlog, respectively. Comparatively, Foster Wheeler enters into a higher percentage of lump sum contracts, which includes lump-sum turnkey contracts and other fixed-price contracts, mostly within its Global Power Group. For the year ended 31 December 2013, reimbursable contracts and lump sum contracts accounted for 58 per cent. and 42 per cent. of Foster Wheeler's total revenues, respectively, and 73 per cent. and 27 per cent. of Foster Wheeler's backlog, respectively. Following the Acquisition, the Enlarged Group will therefore have a greater exposure than AMEC has had previously to lump sum contracts and the risks associated with these contracts.

Lump sum contracts are inherently more risky than reimbursable contracts because the selling price of the project is agreed based on estimates at the time the contractor enters into the contract and the contractor assumes a greater proportion of the risks associated with completing the project. In particular, in the engineering, procurement and construction, or EPC, contracts in which AMEC and Foster Wheeler engage, the contractor often assumes the risk of variations from original contract projections due to engineering design changes or project modifications that the contractor has to make after submitting its tender. The Enlarged Group would typically seek to review the engineering design prior to tendering a bid and entering into a contract. There can be no assurance that the Enlarged Group will have the opportunity to validate the design before being awarded the contract. In addition, once a contract is entered into, it is not uncommon, particularly in EPC contracts, for there to be amendments. There may also be unanticipated technical problems with the equipment being supplied or developed by the contractor, changes in the costs of components, materials or labour, difficulties in obtaining required governmental permits or approvals, changes in labour conditions and other unexpected delays or costs. If any of the Enlarged Group's contracts are subject to these amendments and if the Enlarged Group was unable to obtain a variation of the existing contract, or is not sufficiently reimbursed for the costs incurred as a result of these changes or modifications, there could be a material adverse effect on its business, financial condition and results of operations.

Failure to successfully defend against claims made by project owners, suppliers or subcontractors, or failure to recover adequately on claims made against project owners, suppliers or subcontractors, could materially adversely affect the Enlarged Group's business, financial condition and results of operations.

AMEC's and Foster Wheeler's projects involve complex designs and engineering, the procurement of equipment and supplies and construction/construction management. The Enlarged Group may encounter difficulties related to designs or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond its control that may affect its ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations.

AMEC and Foster Wheeler generally rely on equipment manufacturers, subcontractors and suppliers to assist with the completion of their contracts. Following the Acquisition, the Enlarged Group will continue to rely on such parties to complete its contracts. As such, claims involving project owners, suppliers and subcontractors and other counterparties may be brought against the Enlarged Group and by the Enlarged Group in connection with project contracts entered into by AMEC, Foster Wheeler and the Enlarged Group. Claims brought against the Enlarged Group may include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work. The claims and back charges can involve actual damages, as well as contractually agreed-upon liquidated sums. The Enlarged Group may suffer losses on contracts if the amounts it is required to pay for subcontractor services exceed the original estimates. Claims brought by the Enlarged Group against project owners may include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between the Enlarged Group and its suppliers, subcontractors and vendors may include claims for non-performance, delayed performance or sub-standard performance like those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings, and it is often difficult to accurately predict when these claims will be fully resolved and what the ultimate cost will be. Costs and charges associated with claims could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations following the Acquisition.

The Enlarged Group may be exposed to risks related to its projects' technical design and associated warranty obligations.

AMEC and Foster Wheeler assume the technical risk and associated warranty obligations for selected contracts and projects meaning that AMEC and Foster Wheeler must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, they may not have previously produced such a product or system. Foster Wheeler, as part of its operations, provides process technology and may be required to assume risks associated with the performance of such technology. In comparison, AMEC typically seeks to transfer such risk to the subcontractor, supplier or joint venture partner responsible for providing such technology. The Enlarged Group will therefore assume a greater degree of process risk as a greater proportion of its operations will involve process technology. Warranty obligations in both reimbursable and lump sum contracts can range from re-performance of engineering services to modification or replacement of equipment. Following the Acquisition, the Enlarged Group will continue to assume these obligations as part of the contracts it enters into. Breach of technical requirements and associated warranty obligations could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The loss of senior management or difficulty attracting and retaining appropriately skilled personnel could materially adversely affect the Enlarged Group's business, financial condition and results of operations.

The success of both AMEC and Foster Wheeler is dependent on their ability to attract and retain key management, qualified engineering managers and lead engineers, project managers and other highly skilled personnel for their new and ongoing businesses and projects. However, the markets in which AMEC and Foster Wheeler operate continue to experience a scarcity of resources for key positions and AMEC and Foster Wheeler face intense competition for key officers and qualified personnel from other companies and organisations. For example, in the United Kingdom, there is a significant skills shortage, particularly of science, technology and engineering experts.

The success of the Enlarged Group will continue to depend on its ability to attract, retain and resource senior management and a sufficient number of skilled personnel and there can be no assurance that such individuals will remain with or join the Enlarged Group following the Acquisition. In addition, it may be difficult to move personnel between projects and regions and there can be no assurance that the Enlarged Group will be able to allocate personnel between projects and regions successfully, which could impact its ability to meet obligations under its contracts. In addition, in certain jurisdictions, the Enlarged Group may be required to meet employment or ownership targets for local and/or historically disadvantaged populations.

In addition, the expertise of current Foster Wheeler management and personnel will be important to the success of the Enlarged Group as it will engage in operations with which AMEC does not historically have experience. The loss of such individuals, or the inability to replace them with equally skilled individuals, could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The members of AMEC's and Foster Wheeler's senior management teams have contributed to each company's ability to obtain, generate, manage and develop customer and revenue opportunities. Any senior management departures or prolonged absences, or key personnel shortages could adversely affect the Enlarged Group's ability to implement its strategy and manage its operations efficiently, which could have a material adverse effect on its business, financial condition and results of operations.

Failure to comply with health, safety and environmental laws could have a material adverse effect on the business, financial condition and results of operations of the Enlarged Group.

The Enlarged Group will be subject to numerous laws, regulations and policies concerning the protection of health, safety and the environment, such as those concerning the use and production of waste and by-products considered to be hazardous under the environmental laws and regulations of the jurisdictions in which it operates, including nuclear and other low-level radioactive materials, the remediation of environmental contamination, waste water and waste disposal or that otherwise relate to environmental protection. For example, AMEC's operations are subject to environmental regulations at both the US and Canadian federal and state/provincial levels as well as at the national level in the United Kingdom. The successful operation of the Enlarged Group's business depends on compliance with such laws, regulations and policies and non-compliance could potentially lead to reputational damage, fines, litigation and claims for compensation, which can be substantial. In the event it fails to comply with applicable laws, regulations and policies, the Enlarged Group may also have its licences and permits withdrawn or suspended or may be forced to undertake extensive remedial clean-up action or to pay for government-ordered remedial clean-up actions, even in cases where such hazards have been caused by third parties.

Foster Wheeler may be subject to liabilities for environmental contamination as an owner or operator (or former owner or operator) of a facility, or as a generator of hazardous substances, without regard to negligence or fault. For example, Foster Wheeler is currently engaged in clean-up and other remediation work at its former manufacturing facility in Mountain Top, Pennsylvania. See "Information About Foster Wheeler—Environmental Matters—Mountain Top".

AMEC's Clean Energy business segment is involved in providing services to operators and utilities in the full life cycle of nuclear energy, from new build and reactor support to nuclear decommissioning and the management of radioactive and hazardous materials. This involvement could expose AMEC to the risks associated with the nuclear industry and the impact of nuclear regulation, particularly in the United Kingdom, United States and Canada. As part of any contract involving work or services at or in connection with nuclear facilities, AMEC typically requires an indemnity in respect of nuclear liability from its customers. Where an indemnity is not provided, international nuclear conventions, such as the Paris Convention and the Vienna Convention, protect AMEC against liability, provided that the AMEC contracting entity is registered in a country which is a signatory of the relevant convention. However, in the majority of AMEC's contracts, where a contractual indemnity in respect of nuclear liability has been obtained, an incident which results in a breach of nuclear regulation, including contamination may still result in reputational damage for AMEC. Further, in some cases, AMEC's customers are not prepared to provide an indemnity of this nature and, if no protection is provided by international convention, AMEC may be required to bear the cost of such liabilities in addition to any reputational damage.

Following the Acquisition, the Enlarged Group will be exposed to liabilities arising out of AMEC's and Foster Wheeler's current and past operations, including liabilities for environmental contamination. If the Enlarged Group is required to indemnify counterparties to these agreements, it could be exposed to additional unanticipated costs and liabilities that may be significant. Changes in the environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in unanticipated material costs and liabilities. There can be no assurance that the Enlarged Group will not incur significant additional costs in the future or be subject to further liabilities with relation to its operations. The occurrence of any of these factors could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

A major safety incident can lead to reputational damage and increase potential liabilities.

AMEC and Foster Wheeler are involved in activities and environments that can be dangerous and that have the potential to cause serious injury to personnel or damage to property or the environment. AMEC's and Foster Wheeler's projects are increasingly complex and place employees and others near large equipment, dangerous processes, highly regulated materials or in remote and challenging environments. AMEC and Foster Wheeler are responsible for the safety and security of their employees travelling on company business and while working at project sites and of third-party personnel while working at project sites under the supervision of AMEC and Foster Wheeler, and, accordingly, must implement safety procedures.

Following the Acquisition, the failure to comply with such procedures may subject the Enlarged Group to losses and liability under client contracts or statutory regulations. The Enlarged Group's health and safety performance in the markets in which AMEC and Foster Wheeler currently operate will be critical to the success of all areas of the Enlarged Group's business. Any failure in health and safety performance which results in a major or significant health and safety or environmental incident is likely to result in additional costs in terms of potential liabilities or remediation costs incurred as a result. Furthermore, such a failure could generate significant adverse publicity, result in employee turnover and have a negative impact on the Enlarged Group's reputation and its ability to win new business which, in turn, could have a material adverse effect on its business, financial condition and results of operations.

The Enlarged Group may be materially adversely impacted by regional, national and/or global requirements in respect of greenhouse gas emissions.

Political and environmental sensitivity regarding coal-fired steam generators, particularly in the United States and Western Europe, has continued to impact the markets served by Foster Wheeler's Global Power Group. It is also expected that increasingly stringent regulatory requirements in the area of air pollution control and greenhouse gases will be imposed in the future. International agreements, national laws, state laws and various regulatory schemes that limit or otherwise regulate emissions measuring and control of air pollutants and greenhouse gases are under consideration by different governments and governmental entities. In the United Kingdom, AMEC is a mandatory participant in the Carbon Reduction Commitment Regulations, a UK carbon trading scheme. Compliance with future greenhouse gas regulations may prove costly or difficult. Foster Wheeler derives a significant amount of revenues and contract profits from engineering and construction services provided to clients who own and/or operate a wide range of process plants and from the supply of its manufactured equipment to clients who own and/or operate electric power generating plants. Additionally, Foster Wheeler owns or partially owns plants that generate electricity or steam from burning natural gas or various types of solid fuels that will become assets of the Enlarged Group following the Acquisition. These plants emit greenhouse gases as part of the process to generate electricity, refined products or other products. The costs of controlling such emissions or obtaining required emissions allowances could be significant for the Enlarged Group. Such regulations could negatively impact client investments in capital projects in the Enlarged Group's markets, which could negatively impact the market for the Enlarged Group's manufactured products and certain of its services, and could also negatively affect the operations and profitability of its own electric power plants. Further, the increased cost of producing refined products which meet changing product specifications designed to reduce greenhouse gas and other emissions may also adversely impact customer investment in refineries, which could have a materially adverse effect on the Enlarged Group's business, financial condition and results of operations.

The regulatory environment in which the Enlarged Group will operate may change.

Each of the jurisdictions in which AMEC and Foster Wheeler currently operate requires compliance with a significant number of laws, regulations, administrative requirements and policies which relate to, among other matters, national, local and other laws, professional licensing, planning, developments, building, land use, health and safety, environment and employment. See "Information about AMEC—Regulatory". These regulations, requirements and policies often provide broad discretion to the administering authorities. Furthermore, changes in relevant law, regulations or policies, or the interpretation thereof, or delays in such interpretations being delivered, may delay or increase the cost of projects.

Furthermore, AMEC and Foster Wheeler operate in a number of different jurisdictions, including certain emerging markets in AMEC's Growth Regions, which can have complex and, at times, immature legal and regulatory frameworks. AMEC and Foster Wheeler endeavour to conduct their businesses within the framework set by applicable regulatory requirements in each of their chosen markets and in the geographic regions in which they operate. However, if either AMEC or Foster Wheeler is unable to or does not comply with applicable legal and regulatory requirements, this may lead to the loss of licenses and/or potential civil and criminal liability for AMEC or Foster Wheeler and their management.

Following the Acquisition, the Enlarged Group will have to comply with the regulatory requirements of each of the jurisdictions in which AMEC and Foster Wheeler currently operate. Failure to do so, or an inability to adapt to changes in regulation, could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The Enlarged Group will be subject to obligations and liabilities relating to AMEC's and Foster Wheeler's divested and non-core businesses.

Litigation and business claims from divested and non-core businesses remain a risk to the Enlarged Group. AMEC and Foster Wheeler have in the past made a number of disposals pursuant to which AMEC and Foster Wheeler have continuing obligations and liabilities, in some instances including, as a result of the provision of customary warranties and continuing obligations to carry out remedial work. For example, AMEC provided indemnities in relation to the sale of SPIE SA in 2006 and the Design and Project Services Limited business in 2007. AMEC is currently subject to a number of claims as a result of these indemnities and may be subject to future claims. As at 31 December 2013, the provisions made in respect of the SPIE SA and the Design and Project Services Limited disposals were £19.6 million and £50.4 million, respectively, and are reflected as discontinued businesses. The provisions for Design and Project Services Limited account for known and anticipated future claims, together with associated legal costs, whereas the provisions for SPIE SA only account for known claims. Claims that may arise in connection with such obligations and liabilities may divert the Enlarged Group's management and may result in additional financial resources being incurred, and could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The Enlarged Group is exposed to funding risks in relation to AMEC's and Foster Wheeler's defined benefit pension schemes.

AMEC and Foster Wheeler operate a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases for those plans that are not frozen, discount rate, inflation, investment return and member longevity. The Enlarged Group expects to continue to operate these schemes, although the most significant schemes are now closed to new entrants. Actual results could differ from the assumptions made and, in the event of this resulting in an increase to the funding shortfall, if the Enlarged Group is required to contribute significant additional amounts to its pension schemes, this could have a material adverse effect on the Enlarged Group's financial condition and results of operations.

As at 31 December 2013, the net surplus on AMEC's defined benefit schemes, on the valuation basis specified in IAS 19 "Employee Benefits", was £40 million before tax or £28 million after tax, as compared to a net deficit as at 31 December 2012 of £7 million and £18 million before tax and after tax, respectively.

As at 31 December 2013, the deficit on Foster Wheeler's defined benefit schemes was $5 million, as compared to a deficit as at 31 December 2012 of $75 million, in each case as determined under US GAAP.

A prolonged period of poor asset returns and/or unexpected increases in longevity could require increases in the level of additional cash contributions to defined benefit schemes, which may constrain the Enlarged Group's ability to invest in acquisitions or capital expenditure, thereby adversely impacting growth and profitability. In addition, in certain limited circumstances, actions by the Pensions Regulator in the United Kingdom to impose financial support directions or contribution notices, or by the trustees of AMEC's or Foster Wheeler's defined benefit schemes, for example, if the trustees take a more prudent approach to deficit recovery payments, could result in the Enlarged Group being required to contribute significant additional amounts to its UK pension schemes, which could thereby also have a material adverse effect on the Enlarged Group's financial condition and results of operations.

Failure or security breaches of its information technology, or IT, systems and/or data security or the inability to effectively integrate AMEC's and Foster Wheeler's IT systems may result in losses for the Enlarged Group.

The efficient operation of the Enlarged Group's business will depend on its information and communication systems and its use of internal and client data. The IT systems on which the Enlarged Group will rely may fail and/or sensitive data held by them may be lost. The efficient operation and management of the Enlarged Group's business depends in part on the proper operation, performance and development of its IT systems and processes.

Information and communication systems by their nature are susceptible to internal and external security breaches, including computer hacker and cyber terrorist breaches, employee wilful breaches and employees succumbing to criminal scamming from external sources, and can fail or become unavailable for a significant period of time. A significant performance failure of the Enlarged Group's IT systems could lead to loss of control over critical business, project information and/or systems (such as design tools, contract costs, invoicing, payroll management and/or internal reporting), resulting in an adverse impact on the ability to operate effectively or to fulfil contractual obligations which may, in turn, lead to a loss of customers, revenue and profitability and the incurring of significant remedial costs.

AMEC's and Foster Wheeler's operations are especially dependent on the use of internal data and customer data. Both AMEC and Foster Wheeler have incurred, and the Enlarged Group will continue to incur, expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations relating to the collection, use and security of personal information data. The failure to comply with such data privacy laws and regulations may result in the Enlarged Group becoming subject to fines, penalties, claims and reputational damage. Additionally, if data security controls fail, there is a risk of unintentionally disclosing protected or sensitive data, including important intellectual property, which could lead to the violation of client confidentiality agreements, reputational harm and the loss of critical data.

Following the Acquisition, the Enlarged Group, expects to develop a plan that seeks to harmonise Foster Wheeler's and AMEC's existing IT systems and data. As a result of the differences in Foster Wheeler's and AMEC's existing IT systems, there can be no assurance that this harmonisation will be successful. The Enlarged Group may experience failures in either Foster Wheeler's or AMEC's IT systems as it works to integrate them. Furthermore, new IT systems and changes to management and production systems may be difficult to implement and manage. Either of these factors may lead to an IT environment that is inadequate to support the needs and objectives of the Enlarged Group's business. Any of the foregoing could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Failure to comply with anti-corruption laws and regulations and economic sanction programmes may result in the Enlarged Group becoming subject to penalties and the disruption of its business activities.

Many of the countries in which AMEC and Foster Wheeler operate have anti-corruption laws and regulations that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favourable government action. AMEC and Foster Wheeler are subject to these laws and regulations, including the UK Bribery Act 2010 in respect of AMEC, and the US Foreign Corrupt Practices Act of 1977 in the case of Foster Wheeler, and the Enlarged Group will continue to be subject to these laws and regulations in the future. Additionally, economic sanctions programmes, including those administered by the United Nations, the European Union and the US Office of Foreign Asset Control, restrict AMEC's and Foster Wheeler's business dealings with certain sanctioned countries and will continue to restrict the dealings of the Enlarged Group. Many of these regulations and sanctions programmes establish record keeping obligations.

The Enlarged Group will be exposed to the risk of violating anti-corruption laws and sanctions regulations applicable in those countries where it, its partners or agents operate. Some of the locations in which AMEC and Foster Wheeler currently operate lack a developed legal system and have high levels of corruption. A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to the Enlarged Group's reputation, fines, litigation and claims for compensation. Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licences, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the Enlarged Group's reputation and consequently on its ability to win future business.

AMEC and Foster Wheeler mandate compliance with anti-corruption laws and have implemented procedures and controls to monitor internal and external compliance. The Enlarged Group will continue to mandate compliance and ensure appropriate procedures and controls are in place going forward, however, there can be no assurance that the Enlarged Group's policies and procedures will be followed at all times or will effectively detect and/or prevent violations of the applicable laws by one or more of its employees, consultants, subcontractors, agents or partners. As a result, the Enlarged Group could be subject to criminal, civil and/or administrative penalties, which could have a material adverse effect on its business, financial condition and results of operations if it fails to prevent any such violations.

The Enlarged Group's new contract awards and current projects may be adversely affected by the availability and/or cost of performance-related standby letters of credit, bank guarantees, surety bonds and other guarantee facilities.

Consistent with industry practice, Foster Wheeler and AMEC are often required to provide performance-related standby letters of credit, bank guarantees, surety bonds or other forms of performance-related guarantees to customers, collectively referred to as bonds or bonding. These bonds provide credit support for the customer if Foster Wheeler or AMEC fails to perform its obligations under a contract. Following the Acquisition, the Enlarged Group is subject to the risk that bonding may become more expensive or difficult to obtain or, in some instances, be unavailable. If the Enlarged Group is unable to arrange such bonding or is only able to arrange such bonding on more expensive terms, it may be difficult to tender for or win new projects or it may delay work on current projects, which would have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Additionally, failure by the Enlarged Group to obtain an investment grade rating from any of the independent rating agencies, such as Standard & Poor's Ratings Services, or S&P, or Moody's Investors Service, Inc., or Moody's, or to maintain such a rating, may make it more difficult or costly to obtain bonding for new awards or maintain bonding on current projects. The Enlarged Group may not be able to access new or amended bonding facilities on terms as favourable as those previously entered into, which could adversely affect the Enlarged Group's financial position and results of operations following the Acquisition depending on its funding position at that time.

The success of the Enlarged Group's joint ventures depends substantially on the satisfactory performance by its joint venture partners of their contractual and other obligations.

Both AMEC and Foster Wheeler have historically bid for contracts jointly with joint venture partners and entered into various joint venture arrangements as part of their businesses, including project-specific joint ventures where control may be shared with unaffiliated third parties. Joint ventures are subject to inherent risks, such as differing opinions or views between joint venture partners, which may result in delayed decision-making or a failure to agree on material issues. AMEC expects that the Enlarged Group will continue to enter into joint ventures from time to time and as needed for contracts, thereby exposing it to the risks associated with joint ventures. In addition, from time to time, in order to establish or preserve a relationship, or to better ensure venture success, the Enlarged Group may accept risks or responsibilities for joint ventures that are not necessarily proportionate to the reward it expects to receive. Although the Enlarged Group may have decision-making and audit rights in respect of its joint ventures, it typically will not wholly operate these joint ventures and therefore the Enlarged Group may have limited control over joint venture decisions and actions, including internal controls and financial reporting.

The success of these joint ventures also depends, in large part, on the satisfactory performance by the Enlarged Group's joint venture partners of their contractual and other obligations, including their obligation to commit working capital, equity or credit support and to support their indemnification and other contractual obligations. If a joint venture partner fails to satisfactorily perform its obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, the Enlarged Group may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses with respect to the joint venture. In addition, a failure by a joint venture partner to comply with applicable laws, rules or regulations could negatively impact the Enlarged Group's reputation and business.

Additionally, some of AMEC's and Foster Wheeler's existing joint venture agreements include exclusivity provisions under which AMEC or Foster Wheeler may not enter into similar arrangements with other counterparties during the term of the respective agreement. As a result of the Acquisition, the Enlarged Group may be in breach of these exclusivity provisions which may result in an event of default under the agreements and expose the Enlarged Group to damages or litigation if it is unable to obtain a waiver from its joint venture partners. Furthermore, the Enlarged Group may be required to terminate these joint venture agreements and, as a result, may lose certain contracts. The occurrence of any of these events could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Failure to adequately defend intellectual property rights or third-party claims of intellectual property rights violation could result in a loss of future business to competitors.

AMEC has a limited amount of intellectual property that consists mainly of trademarks in some of the jurisdictions in which it operates. In contrast, the success of Foster Wheeler's business, especially its Global Power Group, depends significantly on its ability to protect its intellectual property rights to the technology and know-how used in its proprietary products, including rights which it currently licenses to third parties. Foster Wheeler has relied on a variety of laws and contractual restrictions to protect its propriety technology. This includes patent protection, laws governing trade secrets and unfair competition and non-disclosure and confidentiality provisions. Foster Wheeler also relies on unpatented proprietary technology.

Following the Acquisition, the Enlarged Group will acquire Foster Wheeler's intellectual property and unpatented proprietary technology. The Enlarged Group will continue to rely on and protect Foster Wheeler's intellectual property using any available legal means. The Enlarged Group may also choose to pursue legal action to protect its intellectual property. However, these legal means may not adequately protect the Enlarged Group's rights or permit the Enlarged Group to gain or keep any competitive advantage. Further, there can be no assurance that the Enlarged Group can meaningfully protect all of its rights in Foster Wheeler's unpatented proprietary technology, or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to Foster Wheeler's unpatented proprietary technology.

The Enlarged Group may be required to defend claims of patent infringement, infringement of third-party proprietary rights or breach of confidence, and its success within Foster Wheeler's historic markets will depend on its ability to do so. Any claims, even if they are without merit, may be burdensome, expensive and time consuming to defend, subject the Enlarged Group to damages, cause it to cease making, using or selling certain products that incorporate the disputed intellectual property, require it to redesign its products, divert management time and attention and/or require it to enter into costly royalty or licensing agreements, in each case which could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Fluctuations in exchange rates could negatively impact the Enlarged Group.

The primary impact of fluctuations in exchange rates for the Enlarged Group is expected to be translational (i.e., the translation of foreign assets and liabilities into pounds sterling for reporting purposes). Following the Acquisition, the Enlarged Group will present its financial statements in pounds sterling and will have a significant portion of euro, Canadian dollar and US dollar denominated assets, liabilities and earnings as a result of the significant assets and revenues of the Enlarged Group across Europe and North America. Consequently, any change in exchange rates between the euro, Canadian dollar and US dollar, on the one hand, and the pound sterling, on the other hand, could affect the Enlarged Group's consolidated income statement and balance sheet when translated for reporting purposes. For example, as a result of the relative strengthening of the pound sterling against the Canadian dollar and the US dollar in 2013 and 2014 year-to-date, and considering the market forecasts for these exchange rates, as at 23 April 2014, AMEC expects that there will be an adverse translational impact on revenue and trading profit during the year ending 31 December 2014 as compared to the year ended 31 December 2013 of approximately £250 million and £25 million, respectively. In addition, since a significant portion of the Enlarged Group's order book is expected to be denominated in currencies other than pounds sterling, currency fluctuations may also affect its order book, making it a less reliable indicator of future revenues.

Transaction risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. In the ordinary course of business, both AMEC and Foster Wheeler hedge the risk of foreign currency exposure by way of forward foreign exchange contracts. As at 31 December 2013, the total notional amount of AMEC's and Foster Wheeler's forward foreign exchange contracts was £117 million and $399.8 million, respectively. Such hedging transactions do not, however, eliminate the exchange rate risk entirely and may not be fully, or at all, effective. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Moreover, hedging transactions are entered into based on assumptions which may prove to be incorrect and hedging activities involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase losses.

The financial condition and equity of the Enlarged Group will be more sensitive to fluctuations in the exchange rate of the pound sterling against the euro, the Canadian dollar and the US dollar. In recent years there has been a high degree of volatility in exchange rates. A depreciation of the euro, the Canadian dollar and/or the US dollar relative to the pound sterling could have an adverse impact on the consolidated financial condition and results of operations of the Enlarged Group. The Enlarged Group will continue to hedge its exposure to currency transaction risk and will look to hedge its exposure to foreign currency cash flows through the use of foreign currency debt and forward foreign exchange contracts, thereby exposing it to the risks associated with hedging activities. If these risks are not effectively managed, there could be a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

It can be difficult or expensive to obtain insurance coverage and there can be no assurance that sufficient coverage will be secured or maintained.

AMEC and Foster Wheeler maintain commercial insurance in amounts that are believed by the respective entities to be appropriate against risks commonly insured against by similar businesses. However, there can be no assurance that the Enlarged Group will be able to obtain similar levels of cover on acceptable terms. In addition, even with such insurance in place, the risk remains that the Enlarged Group may incur liabilities to clients and other third parties which exceed the limits of such insurance cover or are not covered by it. If any of the Enlarged Group's insurers fail, refuse to renew or revoke coverage or otherwise cannot satisfy their insurance requirements to the Enlarged Group, then overall risk exposure and operational expenses of the Enlarged Group could increase and the Enlarged Group's business operations could be disrupted.

The Enlarged Group may be negatively impacted by increases in its effective tax rate.

The effective tax rates of AMEC and Foster Wheeler can fluctuate significantly from period to period as a result of changes in tax laws, treaties or regulations, or their interpretation, of any country in which these entities operate, the varying mix of income earned in the jurisdictions in which these entities operate, the realisability of deferred tax assets, including their inability to recognise a tax benefit for losses generated by certain unprofitable operations, cash repatriation decisions, changes in uncertain tax positions and the final outcome of tax audits and related litigation. Following the Acquisition, AMEC expects that the Enlarged Group will derive benefits from utilising tax losses more efficiently. However, an increase in the Enlarged Group's effective tax rate, or the inability of the Enlarged Group to realise expected tax synergies, could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Risks related to Asbestos

Following the Acquisition, the Enlarged Group will have a significantly higher asbestos liability and greater exposure to US asbestos litigation than AMEC had previously.

AMEC currently has exposure to asbestos claims in the United States and the United Kingdom through its subsidiaries, which it considers to be immaterial. AMEC has no net exposure in respect of its asbestos liability as these amounts are covered in full by either insurance receivables or provisions as appropriate. All other costs from previously settled claims in the United States have been expensed. However, it is possible that there are unasserted asbestos-related claims for which AMEC has not set aside reserves that may be asserted against AMEC and/or its subsidiaries in the future.

In the United States, some of Foster Wheeler's subsidiaries have been named as defendants in numerous lawsuits and out-of-court administrative claims in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by Foster Wheeler's subsidiaries. In the United Kingdom, some of Foster Wheeler's subsidiaries have received claims alleging personal injury arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by the subsidiaries. Foster Wheeler expects these subsidiaries to be named as defendants in additional and/or similar suits and that new claims will be filed in the future.

The asbestos-related claims against AMEC are provisioned for by AMEC in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, whereas the asbestos-related claims against Foster Wheeler are provisioned for by Foster Wheeler in accordance with US GAAP. Following the Acquisition, the Enlarged Group will prepare its financial statements in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. Differences in assumptions and methodologies, together with differences in the treatment of outstanding and future asbestos-related claims under IFRS as compared to US GAAP, including the time period for which estimates are required to be made, may result in the estimates of the claims made against Foster Wheeler, and consequently the aggregate cost of resolving these claims, being substantially higher than Foster Wheeler currently estimates.

AMEC has estimated that, following the Acquisition, the Enlarged Group will have a pre-tax asbestos liability of approximately £300 million net of insurance recoveries, which would be a significant increase in the provision for potential liability and associated costs. In addition, the Enlarged Group will likely be named as a defendant in new claims filed in the United States. Accordingly, the Enlarged Group will be required to devote significant time, resources and the attention of senior management to managing both the existing liabilities and any future litigation and claims. To the extent that provisions for estimated liabilities and/or costs associated with asbestos claims, or the settlement of such claims, are increased or actual liability is established against AMEC, Foster Wheeler or the Enlarged Group, this could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Several factors, including differences in how claims are evaluated and external events affecting the quantity and types of asbestos claims, could result in the cost of current asbestos claims and the number and cost of future asbestos claims being substantially higher than previously estimated. The timing of payment of such claims could also be sooner than expected and the duration of the payment period for asbestos liabilities could be longer than previously estimated.

The actual number of future claims brought against the Enlarged Group and the cost to the Enlarged Group of resolving these claims could be substantially higher than prior estimates or estimates made herein related to AMEC's expectation as of the date of the Acquisition due to a number of factors. Some of the factors that may result in the costs of asbestos claims being higher than past or current estimates of either AMEC or Foster Wheeler include:

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an increase in the rate at which new claims are filed and an increase in the number of new claimants;

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changes in the mix of diseases alleged to be suffered by the claimants;

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changes in the mix of claimants making allegations;

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increases in indemnity payments or defence costs associated with asbestos claims;

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decreases in the proportion of claims dismissed with zero indemnity payments;

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indemnity payments being required to be made sooner than expected;

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fluctuations in the discount rate (e.g., the 30-Year US Treasury Rate) utilised to calculate costs at a given time;

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changes to forecasting, estimation or valuation assumptions or methodologies (whether related to potential liabilities, claims and/or costs of AMEC, Foster Wheeler or the Enlarged Group);

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payment of damages in amounts greater than expected; or

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changes in legislative or judicial standards governing the filing, handling or resolution of asbestos claims.

If further provisions are necessary to sufficiently cover future asbestos-related liability, this could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations. AMEC has estimated that, following the Acquisition, the Enlarged Group will have a pre-tax asbestos liability under IFRS of approximately £300 million net of insurance recoveries, which would be a significant increase in the provision for potential liability and associated costs. Any announcement of increases to aggregate asbestos liabilities, irrespective of the underlying reasons for such increases (whether or not as a result of the factors noted above), may cause the value or trading price of the Enlarged Group's securities to decrease significantly, which could have a material adverse effect on its business, financial condition and results of operations.

Failure to obtain current and future asbestos-related insurance recoveries could materially adversely affect the Enlarged Group's business, financial condition and results of operations.

Over the last several years, certain of Foster Wheeler's subsidiaries have entered into settlement agreements calling for insurers to make lump sum payments, as well as payments over time, for use by Foster Wheeler's subsidiaries to fund asbestos-related indemnity and defence costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. The asbestos-related asset recorded on Foster Wheeler's consolidated balance sheet as at 31 December 2013 represents its best estimate of insurance recoveries from settled and expected future insurance recoveries relating to pending and estimated future asbestos claims through 2028.

AMEC expects that its available insurance policies will provide coverage for substantially all costs incurred in connection with resolving AMEC's existing asbestos claims. Following the Acquisition, the Enlarged Group's asbestos exposure could be significantly larger than the exposure AMEC currently has. Certain of the settlements made by Foster Wheeler with its insurance companies were for fixed dollar amounts. Accordingly, increases in the Enlarged Group's asbestos-related liabilities following the Acquisition would not result in an equal increase in these insurance assets and the Enlarged Group would be required to fund the difference, which would reduce its cash flows and working capital. If any of the insurance payments is not made in full and on time, due to insurer insolvency or for some other reason, there could be a material adverse effect on Foster Wheeler's and the Enlarged Group's business, financial condition and results of operations.

Risks related to the Acquisition

If all conditions are not satisfied or, to the extent permitted by law, waived, the Acquisition may not proceed.

Completion of the Offer, and, therefore, the Acquisition, is subject to a number of conditions, including:

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the approval by AMEC shareholders at an extraordinary general meeting to be held on                    2014 of the Acquisition and any such resolutions as may be required for the purposes of the listing rules of the UKLA and as may be required by applicable law or regulation to issue the AMEC securities;

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(i) the expiration or termination of any applicable waiting period under the HSR Act; (ii) the issuance of a decision by the European Commission clearing the Acquisition under the relevant European competition regulations; (iii) the receipt of antitrust clearance in certain other jurisdictions; and (iv) the receipt of approval from CFIUS;

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the minimum tender condition, which may be waived down by AMEC to 66 2/3 per cent.;

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the absence of a material adverse effect on Foster Wheeler;

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the approval by Foster Wheeler shareholders at an extraordinary general meeting to be held on 10 July 2014 of amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation contained in Foster Wheeler's Articles of Association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates, acquires more than two-thirds of Foster Wheeler's issued and outstanding shares in a successful public tender offer; and either (i) the registration of the approved amendments of Foster Wheeler's Articles of Association with the competent commercial register; or (ii) the granting of an exception by Foster Wheeler's Board with the agreement of Foster Wheeler and AMEC from the transfer restrictions and voting limitations in relation to the Foster Wheeler shares acquired by AMEC or its direct wholly-owned subsidiary in the Offer and in the case of either (i) or (ii) no other transfer restrictions or voting limitations having been introduced or resolved to be introduced in the Articles of Association of Foster Wheeler;

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Foster Wheeler's Board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as a shareholder with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer with effect from the closing of the Offer (or, if applicable, to register, or maintain the registration of, the clearing nominees in the Foster Wheeler share register as shareholders with voting rights in respect of all Foster Wheeler shares such clearing nominees hold on behalf of AMEC and/or its affiliates with effect from the closing of the Offer), subject to (i) the amendments of Foster Wheeler's Articles of Association being approved by Foster Wheeler's shareholders and the amendment being registered in the commercial register; (ii) AMEC and/or its affiliates (or, if applicable, the clearing nominees) being exempt from the transfer restriction and voting limitation contained in Foster Wheeler's Articles of Association pursuant to the amendments referred to in (i); and (iii) all conditions to the Offer (other than this condition and the foregoing condition) being satisfied or waived;

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(i) the resignation of the current Foster Wheeler Board members, with the exception of the New Directors with effect from the closing of the Offer; (ii) the election by Foster Wheeler shareholders of the directors nominated by AMEC for election to Foster Wheeler's Board at an extraordinary general meeting, or EGM, of Foster Wheeler to be effective from the date on which all conditions to the Offer, except for sub-paragraph (iii), are satisfied; and (iii) either (a) the New Directors having entered into, and not subsequently having terminated, mandate agreements subject only to, and with effect from, the closing of the Offer or (b) the registration of the directors nominated by AMEC in the Swiss commercial register;

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the absence of any governmental action that would make acceptance for payment of Foster Wheeler shares in the Offer illegal or otherwise prohibit or prevent completion of the Offer, or which would require AMEC to meet any condition that would have a material adverse effect on AMEC;

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the registration statement on Form F-4 of which this prospectus forms a part and the registration statement on Form F-6 registering the AMEC ADSs each having been declared effective under the Securities Act and the absence of any stop order or proceedings initiated by the SEC for that purpose with respect thereto;

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the admission of the new AMEC shares to be issued in the Offer or underlying the AMEC ADSs to be issued in the Offer to the premium listing segment of the Official List and the admission to trading of the new AMEC shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the current admission standards, or (if AMEC so determines and subject to the consent of Foster Wheeler) the UKLA agreeing or confirming its decision to admit such shares to the premium segment of the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Offer otherwise becoming or being declared unconditional in all respects;

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the AMEC ADSs having been authorised for listing on either NASDAQ or the NYSE; and

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the Implementation Agreement not having been validly terminated.

There can be no assurance that these or any other conditions to completion will be satisfied or waived, in which case the Offer and, therefore, the Acquisition, will not be completed. A significant delay in satisfying the conditions may result in AMEC and Foster Wheeler having to incur additional management time and financial resources.

Expected cost, tax and revenue synergies in relation to the Acquisition may not be achieved or may be materially lower than has been estimated and estimated Acquisition costs may be materially higher than anticipated.

AMEC's Board expects that the Acquisition will produce significant cost and revenue synergies. AMEC's Board estimates that the Acquisition will create cost synergies of at least $75 million per year, principally from overhead reduction and the removal of other administrative cost duplication. AMEC's Board also believes that the combination of AMEC and Foster Wheeler will result in additional tax synergies. AMEC believes that the Acquisition will result in a number of operational benefits, such as greater scale in Latin America and the Growth Regions and cross-selling opportunities to a combined customer base. If AMEC and Foster Wheeler are not able to successfully complete the Acquisition in an efficient and effective manner, the anticipated cost and revenue synergies may not be realised fully, or at all, or may take longer to realise than expected. If the cost and revenue synergies fail to materialise, are materially lower than has been estimated, or the Enlarged Group fails to perform as expected, this could have a significant impact on the Enlarged Group's ability to obtain the double-digit earnings per share enhancement that AMEC expects from the Acquisition in the first 12 months following completion and may affect the profitability of the Enlarged Group going forward.

AMEC's Board currently estimates that it will incur approximately $75 to $90 million in costs over the first two years following completion of the Acquisition in order to achieve the expected cost synergies. AMEC's Board believes that it will realise the full benefit of the cost synergies by the third year after completion of the Acquisition. However, the costs of achieving the expected synergies may be higher than AMEC anticipates, or there may be significant additional unanticipated costs in connection with the Acquisition that AMEC may not be able to recover. These additional costs could reduce the synergy benefits that AMEC expects to derive from the Acquisition.

Furthermore, any expected revenue synergies may not materialise, or may be offset by competing commercial considerations arising out of the Acquisition. For example, AMEC and Foster Wheeler have some common customers and it is possible that these customers may choose to award portions of contracts to other service providers to avoid over-reliance on, or concentration with, a single provider, and/or to avoid any potential conflicts of interest resulting from having two different entities within the same corporate group managing and executing the same project. In addition, AMEC and Foster Wheeler may act for competing private sector customers which, for confidentiality reasons, may not wish to award work to companies or to affiliates of companies acting for their competitors. Such commercial considerations may reduce the Enlarged Group's revenue or adversely impact profitability, undercutting the extent of the revenue synergies realised.

Completion of the Offer is subject to the minimum tender condition, which is a lower threshold than the minimum threshold required to effect a Squeeze-Out Merger under Swiss law. Therefore, it is possible that completion of the Offer may occur without AMEC being able to compulsorily acquire the remaining Foster Wheeler shares through a Squeeze-Out Merger under Swiss law. Although AMEC may have the right to use other legally permissible means to obtain the remaining outstanding Foster Wheeler shares, it may take longer than anticipated to do so, AMEC may be required to incur additional, unanticipated costs to effect a restructuring or AMEC may be unable to effect some or all of its plans for Foster Wheeler, such as the delisting of Foster Wheeler shares from NASDAQ or deregistration with the SEC. Any of the foregoing could impact the actual synergies realised, which could in turn have a material adverse effect on the business, results of operations and share price of AMEC, Foster Wheeler and the Enlarged Group.

Integration involves numerous challenges that may be more time-consuming and costly than expected.

The Enlarged Group's success may, in part, depend upon AMEC's ability to integrate Foster Wheeler without disruption to the existing business. Following completion, the integration process is expected to be complex and will require the coordinated efforts of AMEC's and Foster Wheeler's management teams and employees. This process is expected to commence immediately following completion of the Offer, based on detailed plans created by AMEC to seek to ensure a smooth and efficient integration of Foster Wheeler's and AMEC's operations. Integration may take longer than expected, may prove more difficult than currently anticipated or unanticipated difficulties may arise, thereby posing a risk to the Enlarged Group's profitability.

For example, if, after completion of the Offer, AMEC has not acquired or does not control 90 per cent. of the issued Foster Wheeler voting rights it may not be able to unilaterally initiate a Squeeze-Out Merger immediately following completion of the Offer. AMEC may therefore need to find alternative means to acquire 100 per cent. of the Foster Wheeler shares and may be unable to fully integrate Foster Wheeler's business in a timely manner or at all, or do so without incurring significant additional costs. See "—Expected cost, tax and revenue synergies in relation to the Acquisition may not be achieved or may be materially lower than has been estimated and estimated Acquisition costs may be materially higher than anticipated" above. The costs to achieve this integration may also be greater than expected.

A significant amount of the Enlarged Group's management's time will be required to achieve the integration of AMEC's and Foster Wheeler's businesses, and this may affect or impair the ability of the management team to run the business of the Enlarged Group effectively. In addition, it is possible that certain key personnel may leave during the integration period and the management team will be required to spend additional time and money hiring suitable replacements. The foregoing could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Certain of Foster Wheeler's agreements contain change of control provisions, which if not waived, would have material adverse effects on the Enlarged Group.

Foster Wheeler is a party to various agreements with third parties, including joint venture agreements, certain bonding/financing facilities, contracts for the performance of engineering and related work/services, IT contracts, technology licences and employment agreements that contain change of control provisions that will be triggered upon the completion of the Offer. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties, which can be waived by the relevant counterparties. If AMEC and Foster Wheeler determine that one or more of such waivers are necessary, Foster Wheeler will make reasonable efforts to seek and obtain these waivers. Although AMEC and Foster Wheeler believe the likelihood of a material consent being withheld is low, there can be no assurance that such consents will be obtained at all or on favourable terms and, as at the date of this prospectus, no such waivers have been sought or obtained. In the absence of these waivers, the operation of the change of control provisions upon completion of the Acquisition could result in the loss of material contractual rights and benefits or the termination of the relevant agreements. The inability to obtain waivers from more than one relevant counterparty could have a material adverse effect on the Enlarged Group.

Foster Wheeler also has employee benefit arrangements and employment agreements with members of its senior management and other Foster Wheeler employees which contain change of control provisions. In the case of employee benefit arrangements, a change of control could result in awards or bonus payments being triggered. In the case of employment agreements, a qualifying termination upon completion of the Offer would trigger the requirement for compensation to be paid. In limited circumstances, such employment agreements may also contain change of control provisions providing for compensation to be paid following the occurrence of such events even if the employee is not terminated. Upon completion of the Offer, and a qualifying termination event, Foster Wheeler's executive officers are expected to receive approximately $54 million in compensation under the terms of their employment agreements, subject to certain assumptions, including, but not limited to, that the closing of the Offer, which will qualify as a change in control of Foster Wheeler, will become effective on 30 June 2014 and that the employment of each executive officer will be involuntarily terminated without cause or that each executive officer will resign for good reason on that date. See "Interests of Foster Wheeler, AMEC International Investments BV and AMEC and Their Directors and Officers—Information Regarding Golden Parachute Compensation" for further information on the assumptions and interests of Foster Wheeler's executive officers in the Offer.

There will be substantial transaction costs incurred in connection with the Acquisition.

AMEC and Foster Wheeler have incurred and will incur significant transaction fees and other costs associated with completing the Acquisition, combining operations and achieving desired operational improvements. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. Such fees and costs may be required to be paid even if the Offer is not completed. Furthermore, under certain events of termination described in the Implementation Agreement and in this prospectus, either AMEC or Foster Wheeler may be required to pay a cost reimbursement fee to the other party of £32.5 million.

Shareholder lawsuits have been filed challenging the Offer and additional lawsuits could follow, which could impose additional costs on the Enlarged Group. For example, four putative class action lawsuits on behalf of Foster Wheeler shareholders have been filed alleging that Foster Wheeler's directors breached their fiduciary duties in connection with their approval of the Implementation Agreement and recommendation of the Offer. It is difficult to predict the outcome of these lawsuits. An adverse judgment could result in monetary damages, which could have a negative impact on the Enlarged Group's liquidity and financial condition, or injunctive relief which could delay or enjoin completion of the Offer. Furthermore, if additional lawsuits are filed, even if they are without merit, substantial legal fees and expenses may be incurred to defend these lawsuits.

As a result of the Acquisition, the Enlarged Group will face financial risk due to its level of indebtedness.

AMEC will finance part of the cash consideration for the Offer through $2.26 billion of debt financing, comprising new bank facilities, including a bridging facility and an additional revolving credit facility. As part of the Acquisition, AMEC expects that the Enlarged Group's indebtedness will further increase because it expects either to take on or to replace Foster Wheeler's existing debt facilities. AMEC intends to use a portion of the debt financing to refinance some of its existing indebtedness and, when it believes it is appropriate to do so, to refinance some or all of Foster Wheeler's outstanding debt facilities and debt instruments. As a result, the Enlarged Group will have a higher level of indebtedness following the Offer than AMEC currently has.

Although AMEC believes AMEC and Foster Wheeler will have sufficient financing in place for the Enlarged Group's requirements, the Enlarged Group's higher level of indebtedness could cause it to dedicate additional cash from operations to service its debt, in particular if market conditions deteriorate. In addition, an inability to restructure or refinance all or a substantial amount of these debt obligations when they become due, on commercially reasonable terms or at all, could have a material adverse effect on the Enlarged Group. For example, the Enlarged Group may be required to incur additional costs on its existing debt or incur new debt at higher rates. The Enlarged Group will be required to comply with any restrictive terms of its debt, including covenants which may limit the Enlarged Group's ability to incur additional indebtedness, pay dividends or make other distributions, which could affect its ability to plan for, or react to, changes in its business and the markets in which it will operate. Such actions could place the Enlarged Group at a competitive disadvantage compared to those competitors that have less debt. See "Material Agreements—Debt Financing".

An impairment of goodwill or other intangible assets would adversely affect the Enlarged Group's business, financial condition and results of operations.

Upon completion of the Acquisition, a significant portion of the difference between the purchase price, Foster Wheeler's net assets at that date and the allocation of costs of the combination to the assets acquired and the liabilities assumed will be recorded as goodwill. In addition, other intangible assets will be recorded as a result of the purchase price allocation. Under IFRS, goodwill and intangible assets with indefinite lives are not amortised but are tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In particular, if the combination of the businesses meets with unexpected difficulties, or if the Enlarged Group's business does not develop as expected, impairment charges may be incurred in the future which could be significant and which could have an adverse effect on the Enlarged Group's business, financial condition and results of operations.

The pro forma financial information may not be an indication of the Enlarged Group's financial condition or results of operations following the transaction.

The pro forma financial information contained in this prospectus is intended to illustrate the effect of the Acquisition. The pro forma financial statements have been derived from (i) the audited consolidated financial statements of AMEC for the year ended 31 December 2013, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU and included elsewhere in this prospectus and (ii) the audited consolidated financial statements of Foster Wheeler for the year ended 31 December 2013, which have been prepared in accordance with US GAAP and are included elsewhere in this prospectus. The Foster Wheeler consolidated financial statements have been converted to IFRS, restated using AMEC's accounting policies and translated into pounds sterling for the purposes of presentation in the unaudited pro forma condensed combined financial information. Adjustments and assumptions have been made regarding the Enlarged Group after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial information does not reflect all costs that are expected to be incurred by the Enlarged Group in connection with the transaction. For these and other reasons, the actual business, financial condition and results of operations of the Enlarged Group following the transaction may not be consistent with, or evident from, this pro forma financial information.

The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the Enlarged Group's business, financial condition or results of operations following the transaction. Any decline or potential decline in the Enlarged Group's business, financial condition or results of operations may cause significant variations in AMEC's share price. See "Unaudited Pro Forma Condensed Combined Financial Information".

The projections and forecasts presented in this prospectus may not be an indication of the actual results of the Acquisition or the Enlarged Group's future results.

In the course of discussions with regards to the Acquisition, Foster Wheeler provided AMEC with forecasts and projections regarding Foster Wheeler's scope revenues, EBITDA, EBITDA margin, adjusted EPS and backlog for 2013, 2014 and 2015. However, AMEC's Board relied on its own investigation and views of Foster Wheeler's results of operations, financial and operating condition and future prospects in considering and evaluating the Acquisition and determining the offer price.

This prospectus contains projections and forecasts prepared by Foster Wheeler's management which were also provided to Goldman Sachs, J.P. Morgan and IFBC. Such projections and forecasts were not prepared or provided by AMEC and AMEC does not endorse any of the forecasts, projections or estimates by Foster Wheeler of the business and financial performance of either Foster Wheeler or AMEC that may be included in this prospectus. The prospective financial information included in this prospectus was prepared by, and is the responsibility of, Foster Wheeler's management.

None of the projections and forecasts included in this prospectus have been prepared with a view towards public disclosure or towards complying with generally accepted accounting principles and such projections and forecasts are subject to numerous uncertainties and assumptions, including in respect of industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Foster Wheeler's and/or AMEC's business, including revenues (including as expressed by backlog), the expected profitability of ongoing projects and future project awards, liquidity, the outcomes of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries, all of which are difficult to predict and many of which are beyond Foster Wheeler's and AMEC's control. Such projections and forecasts will also not be updated. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

Some of Foster Wheeler's directors and executive officers may have financial interests in the transactions that are different from or are in addition to those of Foster Wheeler shareholders.

Some of Foster Wheeler's directors and executive officers may have financial interests in the transactions that are different from, or are in addition to, those of Foster Wheeler's shareholders. These interests could have affected their decision to support or approve the Offer. Such interests have been included in the section entitled "Interests of Foster Wheeler, AMEC International

Investments BV and AMEC and Their Directors and Officers—Interests of Foster Wheeler's Directors and Officers in the Offer".

Risks related to the Offer

Because the market price of AMEC shares and the exchange rate of pounds sterling to US dollars will fluctuate, Foster Wheeler shareholders cannot be sure of the value of the Offer consideration they will receive.

Upon completion of the Offer, each Foster Wheeler share will be converted into the right to receive either cash and/or AMEC securities. Under the Offer, Foster Wheeler shareholders may elect to receive the Offer consideration entirely in cash, entirely in AMEC securities or in a combination of cash and AMEC securities, subject to the proration procedures described herein and in the Implementation Agreement. At the election of Foster Wheeler shareholders, the AMEC securities will be issued in the form of AMEC shares or AMEC ADSs as set out in this prospectus.

AMEC is issuing a fixed number of shares and offering a fixed amount of cash as part of the Offer. The exchange ratio in relation to the securities portion of the Offer consideration is fixed and will not vary, regardless of any fluctuations in the market price of either AMEC securities or Foster Wheeler shares or in currency exchange rates. Therefore, the dollar value of the AMEC securities that holders of Foster Wheeler shares will receive upon completion of the Offer will depend on the market value of AMEC shares and the exchange rate of pounds sterling to US dollars at the time of completion.

Foster Wheeler shareholders may receive a form or combination of consideration different from what they elect.

While Foster Wheeler shareholders may elect to receive all cash, all AMEC securities (in the form of AMEC shares or AMEC ADSs) or a combination of cash and AMEC securities, the pools of cash and AMEC securities available for all Foster Wheeler shareholders will be fixed amounts. Accordingly, depending on the elections made by other Foster Wheeler shareholders, you may receive a proportion of cash and/or AMEC securities that is different from what you elected. If a Foster Wheeler shareholder makes no election, then such Foster Wheeler shareholder will have no control over the type of consideration such shareholder may receive, and, consequently, may receive only cash, only AMEC securities, or a combination of cash and AMEC securities. For a description of the mix and match election, see "The Offer—Terms of the Offer—Mix and Match Election and Proration".

Subject to proration Foster Wheeler shareholders who tender their Foster Wheeler shares in a subsequent offering period will have the same right as those who tender their Foster Wheeler shares in the initial offering period to elect to receive either (i) $32.00 in cash or (ii) 1.7996 AMEC securities in exchange for each Foster Wheeler share held, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs. The actual amount of cash and number of AMEC securities to be paid and issued, respectively, for Foster Wheeler shares tendered on any given day during a subsequent offering period will be subject to proration based on the percentage of Foster Wheeler's total shares that is tendered on such day. Once that percentage is known (at the end of each day of a subsequent offering period on which Foster Wheeler shares are tendered), an equivalent percentage of the total cash consideration and the total securities consideration will be available as the cash consideration and securities consideration available for the Foster Wheeler shares tendered on that day. Subject to those available consideration pools and to the elections made by tendering Foster Wheeler shareholders, proration will occur on each day of any subsequent offering period on which Foster Wheeler shares are tendered as necessary to ensure that the total aggregate consideration payable under the Offer does not exceed the total cash consideration and the total securities consideration and only a percentage of each of the total cash consideration and total securities consideration equal to the percentage of Foster Wheeler shares tendered on such date will be payable under the Offer so as to provide all Foster Wheeler shareholders, regardless of when they tender, the same right to elect their preferred type of consideration to the greatest extent possible, taking into account the amount of consideration remaining in each of the pools. The total amount of cash and the total number of AMEC Securities (in the form of AMEC Shares or AMEC ADSs, at the election of Foster Wheeler shareholders) available to be paid and issued in a subsequent offering period (if any) will depend on the total number of Foster Wheeler shares tendered during such subsequent offering period and, in addition to being less than what is available in the initial offering period, will be subject to the elections of other Foster Wheeler shareholders on each day during a subsequent offering period.

After completion of the Offer, former holders of Foster Wheeler shares will own a smaller percentage of AMEC than they currently own of Foster Wheeler.

After the completion of the Offer, former holders of Foster Wheeler shares will own a smaller percentage of the Enlarged Group than they currently own of Foster Wheeler. Assuming that all of the outstanding Foster Wheeler shares are accepted for exchange in the Offer, existing holders of AMEC shares and former holders of Foster Wheeler shares on a fully-diluted basis will own approximately 77 per cent. and 23 per cent., respectively, of the outstanding equity securities of the Enlarged Group immediately after completion of the Offer. As a result, former Foster Wheeler shareholders would be a minority of the AMEC shareholders with limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the appointment of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets.

The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares.

In the event that the Offer is successful, but not all of the Foster Wheeler shares are tendered in the Offer, the number of shareholders and the number of Foster Wheeler shares held by individual holders will be greatly reduced. In these circumstances, the liquidity of, and market for, those remaining publicly held Foster Wheeler shares could be adversely affected by the lack of an active trading market and lack of analyst coverage. This risk could be prolonged if, following completion of the Offer, AMEC has acquired or controls, directly or indirectly, less than 90 per cent. of the issued Foster Wheeler voting rights and cannot unilaterally initiate a Squeeze-Out Merger immediately following the closing of the Offer. The Foster Wheeler shares are currently listed on NASDAQ. Depending upon the number of Foster Wheeler shares purchased in the Offer, the Foster Wheeler shares may no longer meet the requirements for continued listing and may be delisted from NASDAQ. Moreover, to the extent permitted under applicable law and stock exchange regulations, as soon as practicable following completion of the Offer, AMEC intends to cause the delisting of the Foster Wheeler shares from NASDAQ and, if possible, terminate the registration of Foster Wheeler shares and Foster Wheeler's reporting obligations under the Exchange Act.

It is possible that the Foster Wheeler shares could be traded in over-the-counter markets and that price quotations would be reported by other sources. The extent of the public market for the Foster Wheeler shares and the availability of market quotations would depend upon the number of holders and/or the aggregate market value of the Foster Wheeler shares remaining at such time, the interest in maintaining a market in the Foster Wheeler shares on the part of securities firms and the possible termination of registration of Foster Wheeler shares and Foster Wheeler's reporting obligations under the Exchange Act. If such registration is terminated, Foster Wheeler would cease filing periodic reports with the SEC, which could further impact the value of the Foster Wheeler shares. To the extent the availability of such continued listings or quotations depends on steps taken by AMEC or by Foster Wheeler, AMEC or Foster Wheeler may or may not take such steps. Therefore, you should not rely on any such listing or quotation being available following completion of the Offer.

If AMEC initiates a Squeeze-Out Merger under Swiss law, remaining Foster Wheeler shareholders will have their shares cancelled upon completion of the Squeeze-Out Merger.

If, following completion of the Offer, AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will, as soon as reasonably practicable, initiate a Squeeze-Out Merger. If there is a delay in effecting the Squeeze-Out Merger, the liquidity and value of any remaining Foster Wheeler shares may be further reduced. See "—The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares". Upon the completion of the Squeeze-Out Merger, Foster Wheeler will cease to exist and Foster Wheeler shares will be cancelled. The consideration payable (in cash or otherwise) for each Foster Wheeler share acquired in the Squeeze-Out Merger is governed by Article 8, paragraph 2 of the Swiss Merger Act. However, in no event will holders of Foster Wheeler shares receive any shares of the surviving entity following the Squeeze-Out Merger. Pursuant to the Swiss Merger Act, the amount or value of such compensation must be adequate, but such amount may be different in form and/or value from the consideration received in the Offer. If the Squeeze-Out Merger compensation is found not to be adequate, AMEC may be required to increase the compensation or set additional compensation. There can be no assurance whether or when the Squeeze-Out Merger will occur, or that the consideration offered in the Squeeze-Out Merger will be considered adequate (in form or value) as contemplated by the Swiss Merger Act.

In the event that AMEC acquires or controls, directly or indirectly, less than 90 per cent. of the issued Foster Wheeler voting rights, it intends to take such legally permissible steps available to it under relevant laws, including Swiss law, to acquire any remaining outstanding Foster Wheeler shares.

In the event that the squeeze-out procedures described above are not capable of being used because AMEC has acquired, directly or indirectly, less than 90 per cent. of the issued Foster Wheeler voting rights, following the completion of the Offer it may use all legally permitted methods under Swiss law to acquire the remaining outstanding Foster Wheeler voting rights after the Offer, including engaging in (i) one or more corporate restructuring transactions, such as a contribution of assets, businesses or shareholdings into Foster Wheeler in connection with a capital increase of Foster Wheeler by contribution in kind, whereby the pre-emptive rights of the remaining shareholders would be withdrawn and new Foster Wheeler shares would be issued to AMEC (or its contributing affiliate), or (ii) purchases of Foster Wheeler shares from minority Foster Wheeler shareholders. If you do not tender your Foster Wheeler shares in the Offer and AMEC is able to execute any such transactions, the price paid for the Foster Wheeler shares purchased may be different from what might have been received upon a sale of such shares prior to such a transaction.

Holders of Foster Wheeler shares may decide to sell their shares and/or AMEC shares or AMEC ADSs, which could cause a decline in their market prices.

Some holders of Foster Wheeler shares may decide they do not want to own shares of a company that has its primary listing outside the United States. This could result in the sale of Foster Wheeler shares prior to the completion of the Offer or the sale of AMEC shares or AMEC ADSs received in the Offer after the completion of the Offer. These sales, or the prospects of such sales in the future, could adversely affect the market price for Foster Wheeler shares, and the ability to sell Foster Wheeler shares in the market, before the Offer is completed, as well as AMEC shares before and after the Offer is completed and AMEC ADSs once they are issued and delivered. This could, in turn, adversely affect the dollar value of the AMEC securities that holders of Foster Wheeler shares will receive upon completion of the Offer.

There will be material differences between your current rights as a holder of Foster Wheeler shares and the rights you can expect as a holder of AMEC shares or AMEC ADSs.

Under the terms of the Offer, Foster Wheeler shareholders may elect to receive cash and/or AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs, for each Foster Wheeler share held. The rights of AMEC shareholders are governed by the laws of England and Wales and by AMEC's Articles of Association. There will be material differences between the current rights of Foster Wheeler shareholders and the rights you can expect to have as a holder of AMEC shares. For example, provisions of the UK City Code on Takeovers and Mergers may have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change of control of AMEC, including unsolicited takeover attempts, even though such a transaction may offer AMEC shareholders the opportunity to sell their AMEC shares at a price above the prevailing market price.

The rights of holders of AMEC ADSs will be governed by the deposit agreement among the AMEC depositary, AMEC and the owners and beneficial owners of AMEC ADSs and the rights of AMEC ADS holders may differ from the rights of AMEC shareholders. As a result of certain aspects of English law, AMEC's Articles of Association and the contractual terms of the deposit agreement under which the AMEC ADSs will be issued, the rights afforded to the holders of AMEC ADSs are not identical to, and may be, in some respects, less favourable than, the rights afforded to the holders of Foster Wheeler shares. For example, AMEC ADS holders who would like to vote their underlying AMEC shares at general meetings must ensure that their voting instructions are received by the AMEC depositary. In addition, AMEC ADS holders may not be entitled to receive distributions, such as dividend payments, from AMEC.

Furthermore, AMEC is expected to be a foreign private issuer under the rules and regulations of the SEC. As a result, AMEC would be exempt from a number of rules under the Exchange Act and would be permitted to file different, and in many instances less comprehensive, information with the SEC, and to file such information less frequently than Foster Wheeler is currently required to file. For example, the Enlarged Group would not be required to furnish quarterly reports on Form 10-Q, proxy statements pursuant to Sections 14(a) or 14(c) of the Exchange Act or reports on "insider" trading pursuant to Section 16 of the Exchange Act, nor will the "short swing" profit recovery provisions of Section 16(b) of the Exchange Act be applicable. Accordingly, after the transaction, if you continue to hold AMEC securities (in the form of AMEC shares or AMEC ADSs) you will receive less information about the Enlarged Group than you currently receive about Foster Wheeler and be afforded less protection under the US federal securities laws than you are currently afforded. In addition, under the NYSE's listed company rules, foreign private issuers may be allowed to follow home country practice with regards to certain corporate governance requirements. Therefore, there may be some differences in the corporate governance practices adopted by AMEC as a UK listed company compared with those of a US company, including the application of different tests for the independence of board members and the composition requirements for audit and compensation committees. See "Management of AMEC International Investments BV and AMEC—Corporate Governance Practices: Differences from the NYSE Listing Standards".

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. In particular, the exercise of pre-emptive rights by US shareholders would be prohibited unless that rights offering is registered under the US Securities Act or an exemption from the registration requirements of the Securities Act applies. Furthermore, under the deposit agreement for the AMEC ADSs, the AMEC depositary generally will not offer those rights to holders of AMEC ADSs unless both the rights and the underlying securities to be distributed to holders of AMEC ADSs are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of AMEC ADSs. If no exemption applies and the Enlarged Group does not wish to register the rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. AMEC is also permitted under English law to disapply pre-emptive rights (subject to the approval of its shareholders by special resolution and the Association of British Insurers' Guidelines on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

There may be greater difficulties in enforcing civil liabilities against AMEC and its directors and senior management than the directors and management of Foster Wheeler.

AMEC is organised under the laws of England and Wales and its registered office is in Knutsford, Cheshire, England, and corporate headquarters in London, England. The majority of AMEC's directors and senior management and the experts named in this prospectus are residents of jurisdictions outside the United States. The majority of AMEC's assets and the assets of those persons are located outside the United States. As a result, US investors may find it difficult to effect service of process within the United States upon AMEC or these persons or to enforce judgments obtained against AMEC or these persons in US courts outside the United States, including actions predicated upon the civil liability provisions of the US federal securities laws. Likewise, it may also be difficult for an investor to enforce in courts in jurisdictions outside the United States judgments obtained against AMEC or these persons in US courts, including actions predicated upon the civil liability provisions of the US federal securities laws.

Foster Wheeler shareholders may need to consider the US federal income tax consequences of tendering their shares in the Offer and of the acquisition, ownership and disposition of AMEC securities.

Foster Wheeler shareholders who are US Holders (as defined in "Material Tax Consequences—Material US Federal Income Tax Considerations") should consider the US federal income tax consequences to them of tendering their Foster Wheeler shares in the Offer. Certain transactions consisting of two steps may qualify as tax-deferred reorganisations, or Reorganisations, under Section 368(a) of the US Internal Revenue Code of 1986, as amended, referred to as the Code, if both steps are completed and are treated as having occurred pursuant to an integrated plan of reorganisation, and at least 40 per cent. of the aggregate fair market value of all outstanding target company shares are treated as having been exchanged for shares of the acquiring company. Provided certain prerequisites (described below in the section entitled "Material Tax Consequences—Material US Federal Income Tax Considerations") have been satisfied, AMEC has agreed to use all reasonable endeavours to cause the Offer and the Squeeze-Out Merger together to qualify as a Reorganisation and will not take any action for the purpose of causing the Offer and the Squeeze-Out Merger not so to qualify. However, the Acquisition may not qualify as a Reorganisation under Section 368(a) of the Code. Whether the Acquisition qualifies as a Reorganisation will depend on the application of complex US federal income tax laws and certain facts, some of which cannot be known until after the completion of the Offer, including whether the Squeeze-Out Merger will occur and the market value of AMEC securities at that time. If the Acquisition fails to qualify as a Reorganisation, US Holders of Foster Wheeler shares who receive the Offer consideration generally will recognise capital gain or loss for US federal income tax purposes upon the exchange of Foster Wheeler shares for AMEC shares or AMEC ADSs and/or cash equal to the difference, if any, between (i) the sum of the fair market value of AMEC shares or AMEC ADSs as of the date of completion, received and the amount of cash (including cash in lieu of fractional AMEC shares or AMEC ADSs) received and (ii) the US Holder's adjusted tax basis in the Foster Wheeler shares. Even if the Acquisition qualifies as a Reorganisation,

US Holders of Foster Wheeler shares that receive cash in the Offer generally will recognise gain up to the amount of such cash.

Tax matters are complicated, and the US federal income tax consequences of tendering Foster Wheeler shares in the Offer will depend on the facts of each Foster Wheeler shareholder's situation. Foster Wheeler shareholders are urged to read carefully the section entitled "Material Tax Consequences—Material US Federal Income Tax Considerations" and to consult their own tax advisers for a full understanding of the tax consequences of their participation in the transaction and their ownership of AMEC shares or AMEC ADSs.

Foster Wheeler shareholders may need to consider Swiss tax consequences of the Offer, the possible Squeeze-Out Merger and of owning AMEC shares and AMEC ADSs.

Swiss resident Foster Wheeler shareholders who hold their Foster Wheeler shares as business assets or who classify as a professional securities dealer and who tender their Foster Wheeler shares into the Offer or receive consideration in a Squeeze-Out Merger will realise either a taxable capital gain or a tax-deductible capital loss pursuant to general principles of Swiss individual and corporate income taxation. The same rules apply to Foster Wheeler shareholders who are non-Swiss residents but whose Foster Wheeler shares are attributed to a permanent establishment or a fixed place of business in Switzerland. Foster Wheeler individual shareholders holding their Foster Wheeler shares as private assets realise either a tax-free private capital gain or a non-tax-deductible capital loss, except if the conditions of an indirect partial liquidation are fulfilled.

In case of a Squeeze-Out Merger between Foster Wheeler and an eligible legal entity that is a wholly-owned subsidiary of AMEC organised under Swiss law, or Swiss MergeCo, the remaining minority Foster Wheeler shareholders would be compensated (in cash and/or otherwise). Unlike consideration paid to tendering Foster Wheeler shareholders in the Offer, consideration paid to remaining Foster Wheeler shareholders in the Squeeze-Out Merger may, depending on the structuring of the Squeeze-Out Merger, be subject to Swiss withholding tax of 35 per cent. on the difference between the amount of (i) the consideration and (ii) the sum of the nominal value of the Foster Wheeler shares concerned and of the proportionate part of Foster Wheeler's reserves from capital contributions attributable to the respective Foster Wheeler shares. Withholding tax may be fully or partially refundable depending on the place of residence of the respective Foster Wheeler shareholder. Swiss resident Foster Wheeler shareholders may be subject to individual and corporate income taxes.

The consideration for Foster Wheeler shares in the Offer and the Squeeze-Out Merger may be subject to Swiss transfer stamp duty at an aggregate tax rate of up to 0.15 per cent. if a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary or a party to the transactions, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act.

Swiss resident Foster Wheeler shareholders will generally be subject to Swiss income tax on any dividends received with respect to AMEC securities that they receive in the Offer or in the Squeeze-Out Merger. In case of a disposition of the AMEC securities, Swiss resident shareholders holding AMEC securities as private assets may realise either a tax-free private capital gain or a non-tax-deductible capital loss, whereas shareholders holding AMEC securities as business assets may realise either a taxable capital gain or a tax-deductible capital loss pursuant to general principles of Swiss income taxation.

Tax matters are complicated, and the Swiss tax consequences of the Offer, the Squeeze-Out Merger and the ownership and disposition of AMEC securities will depend on the facts of each Foster Wheeler shareholder's situation. Foster Wheeler shareholders are urged to read the section entitled "Material Tax Consequences—Material Swiss Tax Considerations" carefully and to consult their own tax advisers for a full understanding of the tax consequences of their participation in the Offer and their ownership of AMEC securities.

The market value of AMEC ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the US dollar and the pound sterling.

Fluctuations in the exchange rate between the US dollar and the pound sterling will affect the US dollar price of AMEC ADSs and the market value of AMEC shares when expressed in US dollars. If the relative value of the pound sterling to the US dollar declines, the US dollar price of such AMEC ADS and the US dollar equivalent of the pound sterling price of AMEC shares traded on the LSE will also decline. AMEC has paid and may in the future pay cash dividends on its ordinary shares in pounds sterling. A decline in the relative value of the pound sterling to the US dollar would also result in a decline in the US dollar value of these dividends.

There has been no prior public market for AMEC ADSs, and an active market for such securities may not develop or be sustained and trading prices may vary.

AMEC has established an American depositary share facility in the United States pursuant to which holders of Foster Wheeler shares can elect for AMEC shares received in the Offer to be deposited with the AMEC depositary in exchange for AMEC ADSs. AMEC ADSs issued thereunder will be registered with the SEC and AMEC intends to apply for the AMEC ADSs to be listed on the NYSE, and will commence trading on the NYSE following completion of the Offer. Although AMEC shares are listed and traded on the LSE, prior to the commencement of the Offer there will be no public market for AMEC ADSs. Upon listing and trading on the NYSE, there can be no assurance that an active market for AMEC ADSs will develop or be sustained if it does develop. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of the AMEC ADSs.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Foster Wheeler Financial Information

Foster Wheeler's consolidated financial information for the three months ended 31 March 2014 has been taken from its quarterly report filed on Form 10-Q dated 7 May 2014 and re-presented without material change in this prospectus. Foster Wheeler's consolidated financial information for the years ended 31 December 2013, 2012 and 2011 has been taken from its annual report filed on Form 10-K dated 27 February 2014 and re-presented without material change in this prospectus. All disclosures of dollar amounts, except share data and per share amounts, are presented in thousands of dollars. Foster Wheeler's consolidated financial statements have been presented in accordance with US GAAP.

Depending on the number of Foster Wheeler shares purchased in the Offer, Foster Wheeler may continue to be a SEC-registered reporting company and may therefore continue to prepare its financial statements in accordance with US GAAP. However, as a subsidiary of AMEC, the accounting policies applied by Foster Wheeler will be the same as those applied by AMEC, except where prohibited for US GAAP reporting purposes. In addition, for the purposes of the financial information prepared for the Enlarged Group, Foster Wheeler will be consolidated as a subsidiary of AMEC under IFRS. Therefore, Foster Wheeler's historic financial information may not be a reliable indicator of future results.

In addition, for informational purposes, the unaudited reconciliations of Foster Wheeler's consolidated profit and consolidated total equity for the years ended 31 December 2013, 2012 and 2011 have been included elsewhere in this prospectus. These provide a summary of the material adjustments which reconcile Foster Wheeler's consolidated financial statements to those which would have been reported had Foster Wheeler (i) applied the accounting policies applied by AMEC in the preparation of its audited consolidated financial statements for the years ended 31 December 2013, 2012 and 2011 and (ii) prepared its financial statements in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. This conversion does not purport to represent the actual historical results of operations or financial condition for Foster Wheeler, nor is it meant to be indicative of future results of operations or financial condition. See "Unaudited Reconciliation of Foster Wheeler's Financial Information" beginning on page F-195.

Accounting Principles

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated financial statements of AMEC have been prepared in accordance with IFRS as adopted for use in the EU as at 31 December 2013, International Financial Reporting Interpretations Committee, interpretations and those parts of the UK Companies Act 2006, or Companies Act, applicable to companies reporting under IFRS. The consolidated financial statements of AMEC are also prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies. The areas that require a high level of judgement or areas of judgement and estimation that are significant to AMEC are disclosed in the notes accompanying its financial statements.

Effective 1 January 2013, AMEC reorganised its reporting on a geographic rather than divisional basis. In addition, during 2013, all revenue generating activity in the area of UK conventional power ceased and UK conventional power, which was considered a major line of business, is now reported as a discontinued operation. In addition, AMEC adopted the amendment to IAS 19 "Employee Benefits" on 1 January 2013. Prior year financial information has been restated accordingly.

Under IFRS, the Acquisition of Foster Wheeler will be accounted for using the acquisition method. AMEC is the acquirer. In AMEC's consolidated financial statements, the assets, liabilities and contingent liabilities of Foster Wheeler will be recognised at fair value; the excess of the cost of the Acquisition over the net fair value of the assets, liabilities and contingent liabilities recognised will be recorded as goodwill.

Conversion of Foster Wheeler Historic Financial Information from US GAAP to IFRS

This prospectus contains unaudited pro forma financial data that has been adjusted to reflect the effect of the Offer on the balance sheet of AMEC as at 31 December 2013 as if the Offer had occurred on 31 December 2013 and to reflect the effect of the Offer on the income statement of AMEC for the year ended 31 December 2013 as if the Offer had occurred on 1 January 2013.

The unaudited pro forma condensed combined financial information is presented for information purposes only and reflects estimates and assumptions made by AMEC's management that it considers reasonable. It does not purport to represent what AMEC's actual results of operations or financial condition would have been had the Acquisition occurred on the date indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition, the unaudited condensed combined pro forma financial information does not reflect the effect of anticipated cost and revenue synergies associated with combining AMEC and Foster Wheeler. For more information see "Unaudited Pro Forma Condensed Combined Financial Information".

The consolidated financial information for Foster Wheeler for the year ended 31 December 2013 has been converted to IFRS, restated using AMEC's accounting policies and translated to pounds sterling. The most significant differences in accounting policies relate to revenue recognition, asbestos provisions, pensions, share-based compensation, sale and leaseback, redundancy costs in Foster Wheeler's Global Power Group, lease classification and taxation. For further detail on these differences, see "Unaudited Reconciliation of Foster Wheeler's Financial Information" beginning on page F-195.

Non-IFRS and Non-US GAAP Financial Measures

This prospectus contains some financial measures which are not within the scope of IFRS or US GAAP and which are used by AMEC and Foster Wheeler, respectively, to assess the financial performance of their businesses. These measures include trading profit and trading profit margin for AMEC and EBITDA for Foster Wheeler and are included because AMEC and Foster Wheeler believe that they are important supplemental measures of operating performance. These are not measures of operating performance derived in accordance with either IFRS or US GAAP and should not be considered a substitute to AMEC's or Foster Wheeler's historical financial results based on IFRS or US GAAP, respectively. In addition, these measures are not intended to be an indication of either AMEC's or Foster Wheeler's ability to fund its, or, following the Acquisition, the Enlarged Group's, cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of trading profit, trading profit margin and EBITDA. These non-IFRS and non-US GAAP measures are not uniformly defined by all companies and therefore comparability may be limited.

AMEC

AMEC defines trading profit as profit before net financing income excluding amortisation, exceptional items, which include, but are not limited to, significant restructuring events, gains and losses on the disposal or closure of businesses and transaction-related costs, but including AMEC's share of joint venture trading profit. Trading profit presents the long-term profitability of AMEC excluding the impact of specific transactions that management believes affects AMEC's short-term profitability. AMEC presents this measure to assist investors in their understanding of the underlying profitability of AMEC's business units.

A reconciliation of trading profit to profit before net financing income is presented below:

	Year ended 31 December
	2011(1)	2012(1)	2013
	(£ millions)
Americas	200	233	241
Europe	95	95	93
Growth Regions	46	32	33
Investment Services	4	7	11
Corporate costs	(33)	(33)	(35)

Trading profit	312	334	343

Share of joint venture trading profit	(26)	(23)	(28)
Intangible amortisation and goodwill impairment	(39)	(44)	(47)
Costs relating to businesses closed in prior years	2	—	(7)
Costs of funding joint venture	—	(11)	—
Restructuring and rationalisation costs	(11)	(11)	(14)
Acquisition-related costs	3	(2)	(4)

Profit before net financing income	241	243	243

Note:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business and to reflect the impact of amendments to IAS 19.

Foster Wheeler

EBITDA, as discussed and defined below, is the primary measure of operating performance utilised by Foster Wheeler's chief operating decision maker. Foster Wheeler defines EBITDA as income attributable to Foster Wheeler before interest expense, income taxes, depreciation and amortisation. Certain covenants under Foster Wheeler's senior unsecured credit agreement use an adjusted form of EBITDA such that in the covenant calculations EBITDA as presented herein is adjusted for certain unusual and infrequent items specifically excluded in the terms of Foster Wheeler's senior unsecured credit agreement.

EBITDA has certain material limitations as follows:

•
it does not include interest expense. Because Foster Wheeler has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted Foster Wheeler in generating revenue. Therefore, any measure that excludes interest expense has material limitations;

•
it does not include taxes. Because the payment of taxes is a necessary and ongoing part of its operations, any measure that excludes taxes has material limitations; and

•
it does not include depreciation and amortisation. Because Foster Wheeler must utilise property, plant and equipment and intangible assets in order to generate revenues in its operations, depreciation and amortisation are necessary and ongoing costs of its operations. Therefore, any measure that excludes depreciation and amortisation has material limitations.

A reconciliation of EBITDA from continuing operations to net income attributable to Foster Wheeler is shown below:

	Three months ended 31 March		Year ended 31 December
	2013	2014	2011	2012	2013
	($ thousands)
EBITDA from continuing operations
Global E&C Group	35,188	40,054	210,541	192,208	183,911
Global Power Group	24,687	28,726	178,233	204,758	147,227
C&F Group(1)	(19,797)	(24,018)	(111,779)	(121,453)	(111,269)

EBITDA from continuing operations	40,078	44,762	276,995	275,513	219,869

Less: Interest expense	2,672	3,662	12,876	13,797	13,227
Less: Depreciation and amortisation	15,342	14,315	44,551	50,234	57,574
Less: Provision for income taxes	5,160	9,718	58,514	62,267	52,166
Plus: Income/(loss) from discontinued operations(2)	(3,878)	—	1,329	(13,193)	265

Net income attributable to Foster Wheeler	13,026	17,067	162,383	136,022	97,167

Notes:

(1)
Includes general corporate income and expense, its captive insurance operation and the elimination of transactions and balances related to intercompany interest.

(2)
Loss from discontinued operations for the three months ended 31 March 2013 included an impairment charge of $3,900 recognised in connection with Foster Wheeler's Camden, New Jersey waste-to-energy facility.

EBITDA in the above table includes the following:

	Three months ended 31 March		Year ended 31 December
	2013	2014	2011	2012	2013
	($ thousands)
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions:(1)
Global E&C Group(2)	10,500	3,300	13,200	7,700	47,000
Global Power Group(2)	8,500	9,900	22,000	58,300	51,900

Total(2)	19,000	13,200	35,200	66,000	98,900

Net asbestos-related provisions:(3)
Global E&C Group	—	—	—	2,400	—
C&F Group	2,000	2,000	9,900	28,100	30,200

Total	2,000	2,000	9,900	30,500	30,200

Charges for severance-related post-employment benefits:
Global E&C Group	1,200	900	2,200	2,300	4,900
Global Power Group	400	100	—	3,700	17,000
C&F Group	400	—	500	200	400

Total	2,000	1,000	2,700	6,200	22,300

Charge for equity interest investment impairment in the Global E&C Group(4)	—	—	—	—	22,400
Charges for facility shutdown costs in the Global Power Group(5)	—	—	—	—	2,100

Notes:

(1)
Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 to Foster Wheeler's consolidated financial statements included in this prospectus for further information regarding changes in its final estimated contract profit.

(2)
The changes in final estimated contract profit revisions for Foster Wheeler's Global Power Group were increased during 2012 for a favourable claim settlement with a legacy project subcontractor of approximately $6.9 million recognised in the first quarter of 2012. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totalling $7.8 million, which included final estimated profit reductions in its Global E&C Group and its Global Power Group of $3.2 million and $4.6 million, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements.

(3)
Please refer to Note 13 to the consolidated financial statements included in this prospectus for further information regarding Foster Wheeler's asbestos liability and related asset. Please refer to Note 16 to Foster Wheeler's consolidated financial statements included in this prospectus for further information regarding the revaluation of its asbestos liability and related asset.

(4)
Impairment charge related to an equity interest investment in a waste-to-energy project in Italy. Please refer to Note 5 to Foster Wheeler's consolidated financial statements included in this prospectus for further information.

(5)
Charges for facility shutdown costs included facility exit, lease termination and other costs for facilities in Foster Wheeler's Global Power Group. Please refer to Note 14 to Foster Wheeler's consolidated financial statements included in this prospectus for further information.

Rounding

The financial information and certain other information presented in a number of tables in this prospectus has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this prospectus reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Market Information

This prospectus includes market data and projections about AMEC's and Foster Wheeler's markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. AMEC has not independently verified this data or determined the reasonableness of such assumptions.

In addition, in many cases, statements in this prospectus regarding the markets in which AMEC and Foster Wheeler operate and AMEC's and Foster Wheeler's positions within those markets have been made based on internal surveys, industry forecasts and market research, as well as AMEC's own experiences. While these statements are believed by AMEC to be reliable, they have not been independently verified.

References in this prospectus to the term "market", or similarly construed words, are not intended, and should not be read, as an admission of a properly defined market for the purpose of any competition, anti-trust or regulatory analysis.

No Internet Site is Part of this Prospectus

Each of AMEC and Foster Wheeler maintains an internet site. The AMEC internet site is at http://www.amec.com. The Foster Wheeler internet site is at http://www.fwc.com. In addition, AMEC has established an internet site for the Offer which is accessible through its website. Information contained in or otherwise accessible through these internet sites is not a part of this prospectus. All references in this prospectus to these internet sites are inactive textual references to these internet addresses and are for your information only.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of "forward-looking statements", including statements about the financial conditions, results of operations, financial forecasts and prospects of AMEC, Foster Wheeler and the Enlarged Group, and may include statements for periods following completion of the Acquisition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, statements regarding expectations about revenues (including as expressed by backlog), the outcome of litigation and legal proceedings and recoveries from customers from claims, and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Generally, words such as "may", "will", "would", "should", "expect", "intend", "estimate", "predict", "anticipate", "believe", "plan", "seek", "continue", "forecast" or similar expressions identify forward-looking statements.

Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AMEC, Foster Wheeler and the Enlarged Group and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among other factors:

•
macroeconomic conditions in the countries in which AMEC, Foster Wheeler and, following the Acquisition, the Enlarged Group operate;

•
changes in commodity prices that impact demand for the Enlarged Group's services;

•
the concentration of the Enlarged Group's operations in emerging markets following the Acquisition;

•
the successful execution and integration of future acquisitions;

•
the ability to meet customer expectations and changes in estimates made by AMEC, Foster Wheeler and the Enlarged Group of costs to complete projects;

•
the ability to win new contracts;

•
the loss of senior management or difficulty attracting and retaining appropriately skilled personnel;

•
the impact of non-compliance with health and safety and environmental laws on the Enlarged Group;

•
IT failures or the inability to successfully integrate AMEC's and Foster Wheeler's IT systems;

•
the outcome of litigation and claims by or against AMEC, Foster Wheeler or the Enlarged Group, including Foster Wheeler's current asbestos claims and the number and cost of Foster Wheeler's future asbestos claims may be substantially higher than has previously been estimated;

•
the extent to which AMEC can obtain insurance recoveries in relation to Foster Wheeler's existing asbestos claims in the United States and United Kingdom;

•
AMEC's ability to satisfy certain conditions to the completion of the Offer and, therefore, the Acquisition;

•
AMEC's ability to achieve estimated synergies and other benefits in relation to the Acquisition;

•
the successful integration of Foster Wheeler on schedule and on budget;

•
risks related to the Offer; and

•
other factors that are set forth in the section entitled "Risk Factors".

Additional factors could cause actual results to differ materially from those in the forward-looking statements. See "Risk Factors" beginning on page 42. Subject to compliance with applicable laws and the rules and regulations of relevant stock exchanges, AMEC does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 RECENT DEVELOPMENTS OF AMEC AND FOSTER WHEELER

AMEC

On 13 February 2014, AMEC entered into a $2.16 billion credit facility agreement with, among others, Bank of America Merrill Lynch International Limited as facility agent, and the Lenders as original lenders, in order to provide part of the cash component of the Offer. On 14 July 2014, the agreement was amended to, among other things, increase the available financing to $2.26 billion. See "Material Agreements—Debt Financing" for a detailed description of the agreement.

Foster Wheeler

On 13 March 2014, Foster Wheeler announced that one of its indirect wholly-owned subsidiaries had entered into a merger implementation agreement with MDM Engineering Group Limited to acquire all of the ordinary shares and options in issue of MDM Engineering for approximately $109 million in cash. MDM Engineering is a South African minerals process and project management company focused on the mining industry that provides a wide range of services from preliminary and final feasibility studies, through to plant design, construction and commissioning. The merger is subject to MDM Engineering shareholder approval and other closing conditions.

Litigation Concerning the Offer

Four putative class action lawsuits on behalf of all Foster Wheeler shareholders have been filed regarding the proposed Offer. On 4 March 2014 and 18 March 2014, putative class action lawsuits on behalf of all Foster Wheeler shareholders were filed in the district court of Harris County in the State of Texas that name as defendants Foster Wheeler, AMEC and all current Foster Wheeler directors (William W. Wood v. Foster Wheeler et al. was filed on 4 March 2014 and Jalli Harinder v. Foster Wheeler et al. was filed on 18 March 2014). On 12 March 2014 and 19 March 2014, two additional putative class action lawsuits on behalf of all Foster Wheeler shareholders were filed in the United States District Court for the District of New Jersey that name as defendants Foster Wheeler and all of its directors and, in one of the cases, Roberto Quarta, who served as a director of Foster Wheeler until 31 December 2013 (Empire State Supply Corp. v. Foster Wheeler et al. was filed on 12 March 2014 and JR Fitch v. Foster Wheeler et al. was filed on 19 March 2014).

Each of these lawsuits raises substantially the same claims. The lawsuits allege that Foster Wheeler's directors breached their fiduciary duties in connection with their approval of the Implementation Agreement and recommendation of the Offer through an unfair process and at an unfair price, and that certain defendants aided and abetted the alleged breach of fiduciary duties. Specifically, plaintiffs allege, among other things, that the directors (i) failed to maximise shareholder value by agreeing to an offer price that was too low; (ii) agreed to deal protection devices that may prevent other potential bidders from making an offer; and (iii) suffered from conflicts of interest because members of Foster Wheeler management who led the negotiations with AMEC allegedly stood to benefit from the transaction. All of the complaints seek, among other relief, declaratory and injunctive relief enjoining the transaction and monetary damages, as well as attorneys' fees and costs. In the Wood complaint, monetary damages are not sought, and in the Empire State Supply Corp. and Fitch complaints, the amount of monetary damages sought is unspecified. In the Harinder complaint, to the extent that plaintiff is required to plead a specific amount of damages, plaintiff seeks monetary damages in excess of $1 million. The four lawsuits have been consolidated into two separate proceedings. On 17 April 2014, the US District Court for the District of New Jersey, at the request of the parties, consolidated the New Jersey actions and appointed lead co-counsel for the New Jersey plaintiffs. On 21 April 2014, the Texas state court, at the request of the parties, consolidated the Texas actions and appointed lead co-counsel for the Texas plaintiffs. Pursuant to a stipulation between the parties in the Texas consolidated action that was approved by the court on 7 May 2014, the three Foster Wheeler directors who have appeared in that action have provided limited document discovery to the Texas plaintiffs. The operative stipulations in the Texas and New Jersey proceedings provide that plaintiffs will not file consolidated amended complaints until after Foster Wheeler files its Schedule 14D-9 Recommendation Statement (in the New Jersey action) or prior to 31 July 2014 (in the Texas action). Foster Wheeler is under no obligation to respond to the previously filed complaints in either action unless and until such consolidated amended complaints are filed.

Foster Wheeler and AMEC believe that the allegations in these complaints are wholly without merit and they intend to vigorously defend against these actions.

 INDICATIVE TIMETABLE

You should take note of the dates and times set forth in the schedule below in connection with the Offer. These dates and times may be changed by AMEC in accordance with the terms and conditions of the Offer, as described in this prospectus. Unless otherwise noted, all times indicated are New York City time. London time is usually five hours ahead and Zug time is six hours ahead.

Event	Calendar date(1)
Foster Wheeler annual general meeting, or AGM	7 May 2014
Foster Wheeler EGM to approve the amendments to its Articles of Association and elect the AMEC nominees to Foster Wheeler's Board	10 July 2014
Commencement of the Offer; Publication of summary advertisement of Offer	2014
AMEC EGM to approve the Acquisition and authorise the AMEC directors to allot the new AMEC shares in the Offer	2014
Expiration of Offer period (deadline for tendering Foster Wheeler shares into the Offer)	2014	(2)
Announcement by AMEC on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived	On or prior to 2014
Expected settlement date	On or about 2014	(3)
Admission to trading of the AMEC shares on the LSE; Commencement of trading of AMEC ADSs on NYSE	On or about 2014	(4)
Expected date for AMEC to initiate a Swiss Squeeze-Out Merger	On or about 2014

Notes:

(1)
If you hold Foster Wheeler shares through a financial intermediary, please be aware the financial intermediary may require you to make decisions and take actions in advance of the times and dates noted. You should contact your financial intermediary with respect to questions regarding the dates and times that may be applicable to you.

(2)
If AMEC determines to extend the initial offer period, it will make an announcement of such extension by no later than 9:00 a.m. New York City time, on the next Business Day after the scheduled expiration of the Offer.

(3)
In the event that the Offer conditions have been satisfied or, if applicable, waived, AMEC will cause AMEC International Investments BV to accept for exchange, and will exchange, all Foster Wheeler shares that have been validly tendered into, and not withdrawn from, the Offer as of the expiration date and AMEC will deliver the AMEC shares as soon as practicable after the expiration date in accordance with applicable US law. Foster Wheeler shareholders who elect to receive AMEC ADSs will be issued AMEC ADSs under the facility operated by Deutsche Bank Trust Company Americas.

(4)
Subject to approval by the relevant listing authorities.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

AMEC continually reviews its business, strategic direction, performance and prospects in the context of its industry and the competitive landscape in which it operates. As part of its ordinary course of business, it regularly discusses potential strategic alternatives, including acquisitions, that could complement AMEC's activities and allow it to achieve its strategic objectives. These key objectives have included (i) enhancing AMEC's position in its four chosen markets, particularly in the Oil & Gas sector; (ii) expanding its geographic presence, particularly in the Growth Regions; and (iii) enhancing its capabilities and the range of services offered to its customers. AMEC, among other things, identified an acquisition of Foster Wheeler as a possible means of furthering these objectives with the potential to create new growth opportunities.

In early April 2011, Samir Brikho, in his capacity as Chief Executive of AMEC, contacted Ray Milchovich, in his capacity as then-Chairman of Foster Wheeler's Board, regarding a potential business combination between AMEC and Foster Wheeler. After an initial discussion, both parties expressed a desire to exchange information on AMEC and Foster Wheeler. Mr Brikho and Mr Milchovich had become acquainted with one another due to the fact that AMEC and Foster Wheeler operate in the same industry. They first met each other when Mr Milchovich and Umberto della Sala, in his capacity as then President and Chief Operating Officer of Foster Wheeler, visited AMEC's offices in March 2009 for an introductory meeting with Mr Brikho and Didier Pfleger, in his capacity as then head of the AMEC Power & Process division, during which they discussed industry trends and the respective growth strategies of their businesses. On 28 April 2011, AMEC and Foster Wheeler entered into a mutual confidentiality agreement, containing customary standstill provisions.

During May 2011, various members of AMEC's and Foster Wheeler's management teams met on several occasions to discuss certain overview information on their respective companies (including revenues by geography, business lines, high level organisational charts and headcounts) and to explore the potential for cost, tax and revenue synergies that could arise in a possible transaction.

On 15 June 2011, as a follow up to the prior month's meeting, Mr Brikho initiated a telephone call with Mr Milchovich and Mr della Sala, then interim Chief Executive Officer of Foster Wheeler, in order to indicate AMEC's interest in continuing discussions regarding a possible acquisition of Foster Wheeler. During the conversation, Mr Milchovich indicated that AMEC would need to make an indicative offer for Foster Wheeler as a prerequisite to further discussions.

On 9 August 2011, Mr Brikho called Mr Milchovich in order to tell him that AMEC required more time in order to formulate an indicative nonbinding offer and to request more information about Foster Wheeler's business, outlook and prospects in light of recent stock market volatility and Foster Wheeler's recently released results.

AMEC had no subsequent engagement with Foster Wheeler until after 3 October 2011, when J. Kent Masters and Steven Demetriou were announced as the new Foster Wheeler Chief Executive Officer and non-Executive Chairman of the Foster Wheeler Board, respectively.

Mr Brikho reinitiated contact by calling Mr Milchovich because AMEC was prepared to make an indicative offer to acquire Foster Wheeler and on 20 October 2011, Mr Brikho met Mr Milchovich and Mr Masters to discuss the potential transaction. Mr Brikho orally relayed an indicative nonbinding offer for AMEC to acquire all of Foster Wheeler for an all cash price in the order of $30.00 per share, subject to certain conditions, including AMEC shareholder approval and satisfactory due diligence. The following day, AMEC's Board sent a letter to Foster Wheeler reiterating the terms of the indicative nonbinding oral offer made by Mr Brikho on 20 October 2011. The indicative nonbinding offer was to remain in effect until 4 November 2011. Mr Milchovich responded to Mr Brikho by email early on

1 November 2011, stating that Foster Wheeler's Board believed AMEC's indicative nonbinding offer was not in the best interests of Foster Wheeler's shareholders.

Mr Brikho requested, and on 25 November 2011, had an introductory meeting with Mr Demetriou at which he provided Mr Demetriou the background for AMEC's interest in Foster Wheeler, and the rationale for making the indicative nonbinding offer. Mr Brikho reiterated the indicative nonbinding all cash offer price in the order of $30.00 per share, which he told Mr Demetriou was based on conservative assumptions, and indicated that an increase in the indicative nonbinding offer price might be possible following due diligence. Mr Demetriou explained that certainty of closing was important to Foster Wheeler, as was the amount of time between announcement and closing, and he and Mr Brikho discussed potential conditions precedents to closing of a transaction and how long an offer by AMEC would take to complete. Mr Demetriou informed Mr Brikho that AMEC needed to improve the value of its offer and discuss ways to shorten the time frame between signing and closing of a potential offer.

On 3 December 2011, Mr Brikho called Mr Demetriou to inform him that a short period of limited due diligence would enable AMEC to firm up its price, which could then be followed by confirmatory due diligence. Mr Brikho indicated that $30.00 per share represented a significant premium to Foster Wheeler's current trading range. Mr Demetriou responded that Foster Wheeler's Board believed that this did not reflect the true value of Foster Wheeler. Mr Demetriou also stated that Foster Wheeler's Board would evaluate AMEC's interest in Foster Wheeler at its next regular board meeting.

There was no material contact between the parties in December 2011 and January 2012.

On 1 February 2012, Mr Brikho called Mr Demetriou to discuss AMEC's offer. In that call, Mr Demetriou stated that a price materially above the indicative nonbinding $30.00 per share in cash would be required for Foster Wheeler to provide non-public due diligence material.

On 2 February 2012, representatives from AMEC, including Mr Brikho, Ian McHoul, Chief Financial Officer, and Neil Bruce, then-Chief Operating Officer, met with Mr Masters, Mr della Sala and Franco Baseotto, Executive Vice President, Chief Financial Officer and Treasurer from Foster Wheeler to discuss recent developments, the rationale for a potential combination of the two businesses and the general business outlook of Foster Wheeler (which discussion did not include any reference to quantitative guidance, forecasts or projections for Foster Wheeler's future financial or operating performance). AMEC believed a potential acquisition of Foster Wheeler would strengthen AMEC's Oil & Gas business, expand its geographic footprint and add a profitable power equipment business to its operations.

On 29 February 2012, Mr Brikho had a telephone call with Mr Masters in which Mr Masters stated that the position of the Foster Wheeler Board was that Foster Wheeler was not for sale at the price offered by AMEC; however, Foster Wheeler was willing to have discussions if the management teams could identify ways to unlock additional value through a combination.

During March and April 2012, various meetings were held in London between members of AMEC's and Foster Wheeler's management teams, in both group and one-on-one formats, to discuss possible synergies, specific integration issues, and potential transaction structures. These included a meeting between Mr McHoul and Mr Baseotto on 29 March 2012 regarding corporate functions, costs, financial processes and tax planning; a meeting between Mr Bruce and Mr della Sala on 30 March 2012 regarding the business outlook for each division of Foster Wheeler, the process of business development at Foster Wheeler and other operational issues; a telephone call among Mr McHoul, other representatives of AMEC and Mr Baseotto on 16 April 2012 regarding corporate legal structure, tax planning and tax synergies; and a meeting among Mr Brikho, Mr McHoul, Mr Masters, Mr della Sala, Mr Bruce and Mr Baseotto on 19 April 2012 to discuss possible transaction structures, additional information exchange and next steps.

On 30 May 2012, AMEC sent an indicative letter to Foster Wheeler reaffirming the indicative nonbinding all cash proposal of $30.00 per share it submitted in October 2011.

In response, Foster Wheeler ended all discussions with AMEC regarding a potential business combination in a letter dated 1 June 2012. In that letter, Mr Demetriou wrote to the AMEC Board stating that the Foster Wheeler Board had met on 30 April 2012 and rejected AMEC's indicative nonbinding offer. The Foster Wheeler Board had concluded, after considering the advice of its financial and legal advisers that AMEC's indicative nonbinding all cash offer of $30.00 per share continued to undervalue Foster Wheeler and that it would not warrant meaningful subsequent discussions. The letter indicated that Foster Wheeler would separately request that AMEC return or destroy the information that Foster Wheeler had thus far provided (which request was made on 5 June 2012).

There was no contact regarding any potential business combination between AMEC and Foster Wheeler from June 2012 until March 2013, when Mr Brikho contacted Mr Demetriou. From March 2013 through July 2013, they communicated on several occasions to discuss the companies, market conditions and next steps, including the potential engagement of advisers in connection with a transaction. Mr Demetriou told Mr Brikho that Foster Wheeler was initiating a strategic review exercise and offered to reach out to Mr Brikho following that exercise, but he cautioned that an approach by AMEC on the same indicative terms as previously discussed would likely be rejected.

On 12 August 2013, Mr Brikho called Mr Demetriou and Mr Demetriou informed him that Foster Wheeler had engaged Goldman Sachs and J.P. Morgan as financial advisers, in connection with its ongoing review of strategic alternatives. Mr Demetriou stated that Foster Wheeler would give AMEC the opportunity to make an indicative nonbinding offer for Foster Wheeler prior to beginning an official sale process and that Foster Wheeler would give AMEC due diligence information within the following 10 days, with the expectation that AMEC would be in a position to make an indicative nonbinding offer within the following two weeks. Mr Demetriou also indicated that any proposal by AMEC would be subject to a market check.

Following this telephone call, AMEC entered into a confidentiality agreement with Foster Wheeler on 26 August 2013 and was provided with a confidential information memorandum regarding Foster Wheeler dated 28 August 2013 prepared by the management of Foster Wheeler with assistance from Goldman Sachs and J.P. Morgan. The information memorandum contained forward-looking and material non-public information, including forecasts and projections, about Foster Wheeler prepared by the management of Foster Wheeler. See "—Certain Financial Projections of Foster Wheeler". Goldman Sachs and J.P. Morgan confirmed to Bank of America Merrill Lynch, which had been engaged by AMEC as financial adviser, that AMEC would have an opportunity until 12 September 2013 to make an indicative nonbinding offer for Foster Wheeler. On 5 September 2013, Goldman Sachs and J.P. Morgan sent a preliminary process letter to Bank of America Merrill Lynch inviting AMEC to submit a preliminary proposal addressing, among others things, purchase price, basis for valuation, due diligence, timeline and sources of funds.

Also on 5 September 2013, representatives of AMEC, including Mr Brikho, Mr McHoul, Tarun Bafna, Head of M&A, François Lafaix, Head of Strategy, and Bank of America Merrill Lynch, participated in a question and answer session with Mr Masters, Mr Baseotto, Mr della Sala, Michelle Davies, Executive Vice President and General Counsel, and Gary Nedelka, Chief Executive Officer of the Global Power Group, from Foster Wheeler, Goldman Sachs and J.P. Morgan. AMEC had requested this session to discuss the business performance and outlook, including short-term and long-term positioning, the mix of services and details of Foster Wheeler's "Build, Own and Operate" assets. Following that meeting, Mr Brikho called Mr Demetriou to discuss AMEC's indicative nonbinding offer price and its implications for Foster Wheeler's exploration of strategic alternatives. Mr Brikho indicated that AMEC's Board had approved an indicative price of $33.00 per share in cash.

Mr Demetriou agreed to call the members of the Foster Wheeler Board and to follow up with Mr Brikho the next day.

On 6 September 2013, AMEC sent Foster Wheeler a letter setting forth an all cash indicative nonbinding offer of $33.00 per share, subject to certain conditions, including the successful completion of additional due diligence. The letter indicated that the indicative nonbinding offer price represented a 38 per cent. premium over Foster Wheeler's last closing price of $23.87, and a 48 per cent. premium over Foster Wheeler's six-month volume-weighted average share price. The letter stated that AMEC intended to pay the entire purchase price in cash and, based on discussions with Bank of America Merrill Lynch, was confident of its ability to raise the requisite capital for the proposed transaction. The letter also stated that the indicative nonbinding offer would expire on 9 September 2013 and that AMEC wished to engage Foster Wheeler in direct, confidential, exclusive discussions toward the goal of consummating a binding transaction. Mr Brikho telephoned Mr Demetriou, who said that Foster Wheeler's Board and its special projects committee would gather to discuss the indicative nonbinding offer in the next few days. Mr Demetriou said that there was no assurance with regards to Foster Wheeler not pursuing other strategic alternatives based on the indicative nonbinding offer price offered by AMEC.

On 10 September 2013, a call was held among Bank of America Merrill Lynch, Goldman Sachs and J.P. Morgan to discuss the indicative nonbinding offer proposed by AMEC. The following points were discussed:

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Foster Wheeler's Board did not consider AMEC's indicative nonbinding conditional all cash $33.00 per share offer to be a proposal that should pre-empt a broader sale process; however, Foster Wheeler was prepared to allow AMEC to conduct additional due diligence for three weeks while Foster Wheeler prepared for a simultaneous broadened sale process.

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A data room for due diligence would open on 13 September 2013, which would continue to be populated over the following week.

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Foster Wheeler would provide AMEC the opportunity to have face-to-face meetings regarding the commercial, legal and accounting aspects of the due diligence.

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Foster Wheeler requested a due diligence request list to provide guidance on the contents of the data room and the substance of meetings.

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Foster Wheeler agreed to provide a draft acquisition agreement in the week commencing 23 September 2013, with the expectation that AMEC would provide a markup of that agreement in execution form as part of its proposal by 3 to 4 October 2013.

The virtual data room, which contained limited due diligence materials regarding Foster Wheeler, opened in the early hours of 16 September 2013.

Also from September to October 2013, numerous due diligence sessions and calls took place involving various members of AMEC's and Foster Wheeler's management teams, including Mr Brikho, Mr McHoul, Mr Baseotto and Mr Masters, along with external advisers, including Linklaters LLP, legal advisers to AMEC, Freshfields Bruckhaus Deringer LLP and Freshfields Bruckhaus Deringer US LLP, or Freshfields, legal advisers to Foster Wheeler, Ernst & Young, AMEC's auditors, Bank of America Merrill Lynch, Goldman Sachs, J.P. Morgan, Bates White, AMEC's US environmental consultant, and Crowell & Moring, AMEC's US environmental counsel. During these meetings, forward-looking material non-public financial forecasts (regarding profits) substantially similar to those contained in the information memorandum were provided by Foster Wheeler to AMEC, as well as updated information on backlog, new orders, prospects and hours booked. See "—Certain Financial Projections of Foster Wheeler".

On 20 September 2013, Mr Brikho called Mr Demetriou regarding the diligence process and AMEC's request for further time to review the information provided.

On 26 September 2013, an initial draft of an Implementation Agreement was provided by Freshfields to Linklaters. An updated version of this document was provided to Linklaters on 3 October 2013, which included additional terms regarding employee benefits and share awards.

On 1 October 2013, a call initiated by AMEC was held between the management of Foster Wheeler and AMEC and their respective financial advisers to discuss in further detail some of the information provided during the previous diligence sessions. AMEC was represented by Mr Lafaix and other members of management, as well as Bank of America and Ernst & Young. Foster Wheeler was represented by Mr Masters, Mr della Sala, and other members of management, as well as by Goldman Sachs and J.P. Morgan.

AMEC's Board called a meeting on 4 October 2013 to consider the status of AMEC's interest in the potential transaction. At the meeting, AMEC's management presented the information gathered in its due diligence exercise on Foster Wheeler. The next day, on 5 October 2013, Mr Brikho called Mr Demetriou to discuss the indicative nonbinding offer, indicating that the valuation could be reduced by $2.00 to $3.00 per share depending on the outcome of certain outstanding due diligence questions regarding Foster Wheeler's liability profile. AMEC then sent an update letter to the indicative nonbinding offer to Foster Wheeler's Board. AMEC confirmed that it was satisfied with the business due diligence that it had conducted and that AMEC was willing to maintain its all cash indicative nonbinding offer of $33.00 per share subject to satisfaction of certain further due diligence questions focused on Foster Wheeler's liability profile (with the potential for value reduction as noted in the conversation between Mr Brikho and Mr Demetriou earlier that day). AMEC also requested two additional weeks to carry out its due diligence and to work with Foster Wheeler on an exclusive basis. Separately, Bank of America Merrill Lynch, Goldman Sachs and J.P. Morgan also discussed the indicative nonbinding offer.

Following these discussions, on 6 October 2013, Mr Demetriou called Mr Brikho and explained that Foster Wheeler's Board had decided to begin a broader sale process and would not be prepared to grant exclusivity on the basis of the nonbinding indicative offer of 5 October 2013.

On 7 October 2013, Goldman Sachs and J.P. Morgan confirmed by telephone to Bank of America Merrill Lynch that Foster Wheeler intended to initiate a broader sale process as it had concluded that AMEC's 5 October 2013 indicative nonbinding offer price and conditionality on further due diligence (and the related potential for value reduction) could not be recommended to its shareholders; however, Goldman Sachs and J.P. Morgan explained that, concurrent with launching a broader sale process, Foster Wheeler would continue to provide AMEC with the opportunity to conduct due diligence and continue to provide responses to the questions AMEC had submitted in its indicative nonbinding offer letter of 5 October 2013.

Following submission of its 5 October 2013 indicative nonbinding offer letter, AMEC generally ceased working with external advisers on due diligence, but continued to review the business due diligence information it was provided by Foster Wheeler, while Foster Wheeler conducted its broader sale process.

On 15 October 2013, Mr McHoul and Alison Yapp, General Counsel and Company Secretary of AMEC, had a meeting in New York with Mr Masters, Mr Baseotto, Ms Davies and Foster Wheeler's advisers to discuss certain litigation matters of Foster Wheeler.

On 21 October 2013, Mr Brikho called Mr Demetriou to inquire about the status of Foster Wheeler's broader sale process, during which Mr Demetriou indicated the Foster Wheeler Board would discuss the process at its next board meeting. This was reiterated in a telephone conversation on 5 November 2013, during which Goldman Sachs told Bank of America Merrill Lynch that Foster Wheeler had received other bids and had planned a board meeting on 7 November 2013 to discuss the bids received. Bank of America Merrill Lynch confirmed AMEC's position with respect to the indicative nonbinding offer price it had previously submitted to Goldman Sachs.

On 4 November 2013, Mr Brikho called Mr Demetriou to say that AMEC had completed the due diligence necessary to make an indicative nonbinding offer in the order of $31.80 per share in cash. Mr Brikho noted that, while this was a reduction in price from the previous indicative nonbinding offer, the reduction was less than the $2.00 per share reduction previously communicated.

In subsequent telephone conversations between Mr Brikho and Mr Demetriou in early November 2013, they discussed the potential for a revised indicative nonbinding offer price and certain matters relating to Foster Wheeler's liability profile. Mr Demetriou also said that Foster Wheeler could not entertain offers below $33.00 per share and that Foster Wheeler planned to continue with its broader sale process. During the period of time when Foster Wheeler convened its sale process, AMEC had limited due diligence-related engagement with Foster Wheeler.

On 10 November 2013, Mr Demetriou reiterated to Mr Brikho over the telephone that Foster Wheeler would not accept any offer below $33.00 per share in an all cash offer and that, if Foster Wheeler could not achieve that price during the process, Foster Wheeler would not sell the company at that time. Mr Demetriou also informed Mr Brikho that, in an all cash transaction, $33.00 per share remained the starting point for discussions between the parties.

On 22 November 2013, Mr Brikho called Mr Demetriou, who again told Mr Brikho that AMEC's indicative nonbinding offer must be at least, in an all cash transaction, $33.00 per share. Mr Brikho stated that AMEC's Board would not support an all cash offer of $33.00 per share but raised the possibility of a partial or all stock deal. Mr Demetriou said that AMEC was welcome to make such a proposal for Foster Wheeler's Board's consideration.

On 26 November 2013, The Times published an article referring to a potential sale of Foster Wheeler to AMEC and, subsequently, articles were released referencing other bidders rumoured to be involved in a broader sale process. Both AMEC and Foster Wheeler declined to comment on the articles at that time. The closing price of Foster Wheeler's shares on 26 November 2013 (which was the last trading day prior to The Times article) was $28.73. The closing price of Foster Wheeler's shares on 27 November 2013 was $30.49.

From early November to early December 2013, calls and discussions took place between Goldman Sachs and Bank of America Merrill Lynch, regarding the indicative nonbinding offer price of $33.00 per share (and the related potential value reduction). Goldman Sachs and Bank of America Merrill Lynch discussed the possibility of altering the consideration of a potential indicative nonbinding offer by AMEC to include offering AMEC securities to Foster Wheeler shareholders in conjunction with a revised offer price of $32.00 per share. Goldman Sachs subsequently confirmed to Bank of America Merrill Lynch that Foster Wheeler would not accept the indicative nonbinding offer and that it would continue with its sale process and that other bidders were conducting due diligence.

On 13 December 2013, in advance of Foster Wheeler's Board meeting, AMEC, which did not believe it had achieved satisfactory resolution of certain due diligence questions contained in the 5 October letter required to maintain the $33.00 per share indicative nonbinding offer, sent Foster Wheeler's Board a revised indicative nonbinding offer letter proposing $31.00 per share, consisting of $18.50 in cash and $12.50 in new AMEC securities to be issued directly to Foster Wheeler shareholders. The proposal indicated that, as a result of such transaction, Foster Wheeler shareholders would hold approximately 20 per cent. of the combined company. Subsequently, Mr Demetriou and Mr Brikho spoke to discuss the terms of AMEC's indicative nonbinding offer, including the price and form of consideration. On 19 and 20 December 2013, Mr Brikho organised calls with Mr Demetriou to discuss the possibility of future negotiations and Mr Brikho indicated to Mr Demetriou that there might be some flexibility in AMEC's indicative nonbinding offer price, provided that the parties could meet in person to negotiate.

On 20 December 2013, Bank of America Merrill Lynch informed Freshfields, Goldman Sachs and J.P. Morgan that, following the 26 November press reports of a possible transaction between Foster Wheeler and AMEC, the UK Listing Authority, or the UKLA, AMEC's primary securities regulator, had indicated that further discussions between AMEC and Foster Wheeler could not take place without a public announcement. In conversations later that week, Bank of America Merrill Lynch informed Goldman Sachs and J.P. Morgan that, in order to comply with UKLA disclosure rules, any further meeting between AMEC and Foster Wheeler to discuss a transaction would likely require an initial public announcement of the meeting, as well as another public announcement following such meeting disclosing whether or not there had been agreement between Foster Wheeler and AMEC.

On 6 January 2014, representatives of Bank of America Merrill Lynch updated representatives of Goldman Sachs on their further conversations with the UKLA. Bank of America Merrill Lynch informed Goldman Sachs that AMEC and Foster Wheeler could meet over a weekend (following the close of trading in the US markets) without the need for a prior announcement. Bank of America Merrill Lynch further informed Goldman Sachs that, if an agreement in principle were reached or if talks were still ongoing as of the re-opening of markets in the United Kingdom, then AMEC would be required to make an announcement, and that if no agreement were reached and the parties ceased discussions over that weekend, then no announcement would be required, but the UKLA would require an announcement if talks then resumed.

Around this time, Mr Demetriou and Mr Brikho spoke, and Mr Demetriou indicated that an offer of $31.00 per Foster Wheeler share was not acceptable, but that he believed, given the work to date, that it would be worth convening an in person meeting of the principals to consider if mutually agreeable terms could be reached. Following further discussions between Mr Demetriou and Mr Brikho, and Goldman Sachs and Bank of America Merrill Lynch, it was agreed that AMEC and Foster Wheeler would meet in London on 11 January 2014, with the intention of attempting to negotiate and agree on final nonbinding terms.

After three weeks of discussions between AMEC and Foster Wheeler relating to process matters only, meetings and calls were held between the parties in London at Freshfields' office over the weekend of 11-12 January 2014. Mr Brikho, Mr McHoul, Mr Bafna, Mr Lafaix and Ms Yapp were present from AMEC and Clayton C. Daley, Jr., Director, Mr Masters, Mr Baseotto and Ms Davies were present from Foster Wheeler. Linklaters, Freshfields, Bank of America Merrill Lynch, Goldman Sachs and J.P. Morgan were also present. The topics discussed covered due diligence on both Foster Wheeler and AMEC and negotiation and agreement on the non-binding terms of a potential transaction. Foster Wheeler provided AMEC with updated forward-looking, material and non-public forecasts. See "—Certain Financial Projections of Foster Wheeler".

During this weekend, AMEC made an initial proposal of $31.65 per share (comprising 60 per cent. cash and 40 per cent. AMEC securities) and no post-closing share repurchase obligation. After lengthy discussions, AMEC and Foster Wheeler reached a preliminary understanding by way of a cash and share offer by AMEC of $32.00 per share (comprising 50 per cent. cash and 50 per cent. AMEC securities). It was also agreed that Foster Wheeler would not be precluded from declaring and paying an additional $0.40 cash dividend to its shareholders.

On 13 January 2014, AMEC and Foster Wheeler executed a non-solicitation agreement, which prohibited Foster Wheeler from soliciting offers but allowed Foster Wheeler to entertain unsolicited ones, and, on that same day, the companies publicly announced that they had agreed to non-binding terms for a potential transaction, including per share transaction consideration of 0.8998 securities of AMEC common stock plus $16.00 in cash. Foster Wheeler announced that it also anticipated paying to its shareholders a pre- completion dividend of $0.40 per Foster Wheeler share.

On 16 January 2014, Mr Brikho and Mr Masters had a call to discuss progress on the transaction.

On 21 January 2014, Linklaters sent Freshfields a revised draft of the Implementation Agreement. Key revisions from the draft received from Freshfields on 3 October 2013 included (i) revision of the Minimum Tender Condition from 66 2/3 per cent. proposed by Foster Wheeler to 90 per cent. (waiveable down by AMEC to 66 2/3 per cent.); (ii) removal of Foster Wheeler's proposed unconditional and unqualified obligation on AMEC to implement any remedy necessary in order to obtain regulatory approval for the transaction; and (iii) replacing the mutual cost reimbursement amount of $25 million proposed by Foster Wheeler with cost reimbursement amounts of $25 million in the event payable by AMEC to Foster Wheeler and of $112 million (approximately 3.5 per cent. of the transaction value) in the event payable by Foster Wheeler to AMEC.

A virtual data room containing due diligence materials on AMEC was opened to Foster Wheeler on 23 January 2014. On 29 January 2014, AMEC and Foster Wheeler entered into a confidentiality agreement for Foster Wheeler to undertake a preliminary evaluation and due diligence on AMEC, and from 28 January to 11 February 2014, reciprocal management due diligence discussions took place involving numerous representatives from AMEC and Foster Wheeler, as well as their auditors and legal and financial advisers, including meetings between the respective management teams at Bank of America Merrill Lynch's office on 30 and 31 January 2014. During the same period, a number of calls and meetings were held between AMEC's and Foster Wheeler's finance teams, Ernst & Young and PricewaterhouseCoopers LLP, Foster Wheeler's auditors.

On 30 January 2014, Freshfields sent Linklaters a revised draft of the Implementation Agreement. Key revisions of this draft included (i) restoration of the 66 2/3 per cent. Minimum Tender Condition (without waiveability); (ii) restoration of the unconditional and unqualified obligation on AMEC to implement any remedy necessary in order to obtain regulatory approval for the transaction; and (iii) restoration of the mutual cost reimbursement amount of $25 million. From 3 February to 12 February 2014, Ms Yapp and Mr Bafna, Linklaters and Homburger AG, Swiss counsel to AMEC, Merrick Kerr, Vice President of Mergers & Acquisitions, and Ms Davies, both of Foster Wheeler, Freshfields and Bær & Karrer, Swiss counsel to Foster Wheeler, met and/or spoke to negotiate these and other terms of the Implementation Agreement. Various drafts were exchanged between the legal advisers during this time reflecting the parties' previous positions with respect to the Minimum Tender Condition, obligations with respect to antitrust and regulatory risk, the amount of the cost reimbursements, as well regarding termination rights triggers and cost reimbursement triggers, among other terms and conditions. In a draft of the Implementation Agreement dated 10 February 2014, Foster Wheeler accepted an 80 per cent. Minimum Tender Condition, waiveable down to 66 2/3 per cent. by AMEC, and increased its proposed mutual cost reimbursement amount to $32 million and then to $48 million. In a draft of the Implementation Agreement dated 12 February 2014, AMEC agreed that the cost reimbursement amount should be reciprocal and should be set at £32.5 million, which was the maximum amount that AMEC could agree to under its applicable listing rules.

On 9 February 2014, Foster Wheeler's Board met to consider the transaction in detail, and on 12 February 2014, Foster Wheeler's Board met to consider and approve the transaction.

Also on 12 February 2014, AMEC's Board met to consider and approve the transaction and early on 13 February 2014 AMEC and Foster Wheeler signed the Implementation Agreement.

At that meeting, IFBC delivered its oral opinion (later confirmed in writing), that, as of the date of the written opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by IFBC in preparing its opinion, the aggregate consideration to be received by the shareholders of Foster Wheeler in the Offer was fair, from a financial point of view, to such shareholders.

At that meeting, Goldman Sachs delivered its oral opinion to Foster Wheeler's Board, subsequently confirmed in writing, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the shareholders of Foster Wheeler (other than AMEC and its affiliates) in the Offer pursuant to the Implementation Agreement was fair, from a financial point of view, to such shareholders.

At that meeting, J.P. Morgan stated that, subject to reviewing the final Implementation Agreement, it was prepared to deliver its opinion that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration per Foster Wheeler share together with the special dividend to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger was fair, from a financial point of view, to such holders.

Later on 13 February 2014, AMEC and Foster Wheeler each issued a press release announcing the signing of the Implementation Agreement and the recommended offer by AMEC for Foster Wheeler.

Reasons for the Offer

AMEC's Reasons for the Transaction

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's oil and gas, mining, clean energy, environment and infrastructure markets.

AMEC's business model seeks to ensure that it: employs talented people; is customer focused; sells the company's expertise and solutions; and seeks to adopt a "low risk" approach. AMEC operates through three geographic business units focused on bringing relevant expertise to bear for the benefit of its customers across four markets (Oil & Gas, Mining, Clean Energy and Environment & Infrastructure).

AMEC seeks to grow its business by: (i) enhancing its position in its four chosen markets; (ii) increasing its capabilities and the range of services offered to its customers; and (iii) expanding its geographic presence, particularly in the Growth Regions.

AMEC believes that the Acquisition of Foster Wheeler complements its stated growth strategy and business model, and that the Enlarged Group will be well positioned to take advantage of, and create, new growth opportunities.

Specifically, by acquiring Foster Wheeler, AMEC expects to be able to strengthen its Oil & Gas business as it believes the Acquisition positions the Enlarged Group to become a leading global provider of engineering and project management services across the Oil & Gas value chain, expand its geographic footprint, particularly in Growth Regions, and benefit from a strong profitable power equipment business. AMEC believes that each of these benefits will be underpinned by the combination of AMEC's and Foster Wheeler's customer-oriented, collaborative and skilled workforces and by continued adherence to AMEC's low-risk, cash-generative business model.

AMEC has identified the following as the key expected benefits of its Acquisition of Foster Wheeler:

Enhancing AMEC's Market Position—Strengthening AMEC, Particularly in Oil & Gas

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Positions the Enlarged Group to serve the entire Oil & Gas value chain.  AMEC's Oil & Gas business has established strong customer relationships in the "upstream" part of the Oil & Gas value chain, and the addition of Foster Wheeler will offer a complementary strength in the "mid" and "downstream" parts of that value chain.

  Specifically, AMEC's upstream strengths in offshore engineering, upstream maintenance and operations, and oil sands projects will be complemented by Foster Wheeler's proven mid and downstream capabilities related to gas monetisation/liquefied natural gas projects, refineries and petrochemical/chemical projects. Each organisation is expected to bring strong project management capabilities into the Enlarged Group.

  Ultimately, AMEC believes the Acquisition will give the Enlarged Group an enhanced ability to work with customers on a global basis and leverage more fully the growth that is being experienced in Oil & Gas markets.

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Combines two highly skilled workforces.  AMEC expects that the shared technical capabilities and experience of the two workforces will create new opportunities with existing customers, as well as with new customers. The Enlarged Group is also expected to create new opportunities to expand, particularly for AMEC's brownfield and environment services businesses. AMEC believes that, with the additional skills, process expertise and know-how of Foster Wheeler that will come with the Acquisition, the Enlarged Group will have a compelling core offering and be well positioned across its markets as one of the world's leading engineering and project management companies.

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Creates opportunities for stronger customer relationships.  AMEC and Foster Wheeler have a complementary customer base across international oil and gas companies. However, since the two entities generally operate in different parts of the value chain, the Enlarged Group should be well positioned to capitalise on common customers and present a more compelling proposition to them, including through the provision of enhanced project management capabilities and other service offerings. The combination is also expected to create additional revenue synergies with international oil companies across most regions given the existing relative strengths of each company. On a similar basis, the Enlarged Group expects to also benefit from the strength of Foster Wheeler's existing relationships with national oil companies.
Expansion of AMEC's Geographic Footprint—Building Growth Regions, Creating Regional Strength and Scale

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More than doubles revenues in AMEC's Growth Regions.  Expansion in the Growth Regions, particularly Asia and the Middle East, has been a core focus for AMEC. Given the footprint of Foster Wheeler's business and projects, the Enlarged Group will have a presence in Qatar, Oman and Thailand, a high-value engineering centre in India and an enhanced presence in China. There are also complementary positions in other markets throughout the Middle East and Asia Pacific regions. The revenue for the year ended 31 December 2013 from AMEC's Growth Regions business unit was £536 million and the revenue for the equivalent Foster Wheeler geographic markets was $839.6 million from Asia and $345.1 million from the Middle East.

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Expands presence in Latin America.  The Acquisition will also strengthen AMEC's presence in Latin America. Specifically, Foster Wheeler's presence in Mexico, Colombia and Venezuela will complement AMEC's existing presence in Chile, Peru and Brazil. Together, the Enlarged Group will have a stronger presence in the Latin American markets and will be well positioned throughout the region to take advantage of project and revenue opportunities.

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Strengthens regional position.  The Acquisition is expected to provide increased coverage and enhanced capabilities in each of AMEC's regions, including Latin America. AMEC believes that enhanced regional presence, expertise and project management will allow it not only to identify and execute additional revenue opportunities within specific regions, but also to offer more complete global solutions to its international customer base. Regional strength is also expected to enhance its position with national oil companies and other customers.

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Brings scale benefits.  AMEC expects that the Enlarged Group will benefit from increased scale and capabilities across a number of different fronts. In addition to those areas noted above, the Enlarged Group will have a bigger sales network and will focus on deploying its workforce across regions to deliver more complete solutions to its international and national customers. Further, if the Enlarged Group is successful in combining the various customer relationship and business development teams and cross-selling to customers across markets and regions, it is expected that there will be scale benefits from creating efficiencies, such as through increased workflow through its high value delivery centres. There are also expected to be greater opportunities to enhance the capabilities within, and deploy the resources of, Foster Wheeler's high-value delivery centre, referred to as an HVDC, in India.

Enhancing AMEC's Services and Capabilities—Adding Foster Wheeler's Power Equipment Business

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Introduces a strong profitable business to AMEC's portfolio.  The addition of Foster Wheeler's power equipment business will bring a leading supplier of advanced steam generators and auxiliary equipment into AMEC's portfolio, providing diversification from AMEC's existing core businesses. Specifically, this business supplies state-of-the-art power equipment and technology for electric power generating stations, district heating plants, waste-to-energy plants and industrial facilities worldwide. In recent years, the power equipment business has produced attractive profit margins and strong operating cash flow for Foster Wheeler, and AMEC should continue to benefit from a solid backlog of new orders.

Significant Cost and Tax Synergy Opportunities

In addition to the enhanced revenue synergies for the Enlarged Group described above, AMEC also believes the Acquisition offers significant cost and tax synergies.

AMEC believes that the Enlarged Group will benefit from annualised cost synergies of at least $75 million per year. The synergy opportunities will exist across the Enlarged Group, but will likely be primarily driven by removing duplication across the businesses, at the head offices and in the key functional areas. Further synergy benefits are expected to be driven by integration of information technology platforms and greater leverage of shared services across the Enlarged Group. There may also be tax synergies depending on the ultimate operational and financial structure of the Enlarged Group post-Acquisition.

AMEC currently estimates that the expense of achieving the cost synergies will be $75 to $90 million over the first two years following completion of the Acquisition. AMEC anticipates that it will realise the full benefit of the cost synergies by the third year after completion of the Acquisition.

There are risks inherent in the delivery of these estimated cost and tax benefits and any of these estimates may prove to be inaccurate. For further information regarding the principal risks associated with achieving these estimates, please see "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors—Risks related to the Acquisition—Expected cost, tax and revenue synergies in relation to the Acquisition may not be achieved or may be materially lower than has been estimated and estimated Acquisition costs may be materially higher than anticipated".

Expected Return on Invested Capital

For the reasons noted above, AMEC's Board and senior management of AMEC believe that the Acquisition of Foster Wheeler helps deliver on AMEC's stated strategy and will complement AMEC's focus on lowering risk and generating cash.

In particular, AMEC anticipates that the Acquisition will be double-digit earnings enhancing in the first 12 months and will exceed AMEC's immediate post-transaction cost of capital within 24 months of completion.

There are risks inherent in the delivery of these estimated earnings and they may prove to be inaccurate. For further information regarding the principal risks associated with achieving these estimates, please see "Cautionary Statement Regarding Forward-Looking Statements" and "Risk

Factors—Risks related to the Acquisition—Expected cost, tax and revenue synergies in relation to the Acquisition may not be achieved or may be materially lower than has been estimated and estimated Acquisition costs may be materially higher than anticipated".

Cautionary Statement

The foregoing discussion is based on assumptions regarding the cost and revenue synergies AMEC expects to achieve following the Offer. However, these expected cost and revenue synergies may not develop. There can be no assurance that AMEC will be able to successfully implement the strategic or operational initiatives that are intended. See also "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors".

Certain Financial Projections of Foster Wheeler

Introduction

In connection with AMEC's due diligence investigation of Foster Wheeler in August 2013, Foster Wheeler provided AMEC with certain of Foster Wheeler's senior management's internal non-public standalone financial projections for Foster Wheeler's operating performance for the years ended 31 December 2013, 2014 and 2015. These projections were also provided to Foster Wheeler's Board and to Goldman Sachs and J.P. Morgan in connection with their advice to Foster Wheeler's Board. In February 2014, Foster Wheeler provided AMEC with updated projections for the years ended 31 December 2014 and 2015 for use in connection with AMEC's due diligence and analyses of the Enlarged Group's working capital requirements, and these projections were provided to Foster Wheeler's Board and to each of Foster Wheeler's financial advisers for use in connection with the rendering of their respective fairness opinions and performing their related financial analyses.

Foster Wheeler also provided to Foster Wheeler's Board and to each of its financial advisers certain internal financial analyses and forecasts, which were in addition to the projections, prepared by Foster Wheeler's senior management for use by the financial advisers in connection with their financial analyses.

Although this information was provided to AMEC, this information has not been verified or approved by AMEC, and AMEC's Board relied on its own investigations and views of Foster Wheeler's results of operations, financial and operating condition and future prospects in considering and evaluating the Acquisition and determining the Offer price. The projections contained in this section were prepared for Foster Wheeler on the basis of its continued operation as an independent company reporting under US GAAP, and not as a part of an integrated business with AMEC, and therefore do not reflect AMEC's or AMEC's directors' view of the expected financial performance of Foster Wheeler under AMEC's ownership. Factors that AMEC might consider differently in preparing projections include, but are not limited to, (i) AMEC management's own view of Foster Wheeler's expected financial performance under AMEC's ownership; (ii) changes of strategic direction and changes to the financial and operational management of Foster Wheeler under AMEC's ownership; (iii) changes to the reporting currency of Foster Wheeler from US dollars to pounds sterling; and (iv) the fact that AMEC reports under IFRS while Foster Wheeler reports under US GAAP.

Neither AMEC nor any AMEC director was involved in the preparation and review of the projections contained in this section and AMEC's directors have not relied upon them in their evaluation of the transaction. None of AMEC, the AMEC directors or their respective advisers accept responsibility for the accuracy, reasonableness, validity or completeness of these projections or the estimates and assumptions that underlie them.

The projections contained in this section were not prepared for the purpose of publication and should not be regarded as profit forecasts within the meaning of the UK listing rules by AMEC or any of

AMEC's directors and accordingly have not been prepared to the standard required in producing a profit forecast within the meaning of the UK listing rules in the context of the transaction. Investors should read the entirety of this prospectus and should not place undue reliance on the projections in this section in making any decision about the AMEC securities to be issued pursuant to the Offer or in deciding whether or not to approve the transaction.

For information on AMEC's rationale for entering into the transactions discussed in this prospectus, see "—Reasons for the Offer" above.

Cautionary Notes

While Foster Wheeler has, in the past, provided, on an annual basis, certain quantitative guidance with respect to EBITDA margins on scope revenue by business group (the Global E&C Group and the Global Power Group) and qualitative guidance on revenue and earnings (and has periodically provided updates to such guidance in connection with its quarterly financial reporting), and did, in 2013, provide a quantitative reference for full-year earnings per share, Foster Wheeler does not, as a matter of course, otherwise publicly disclose long-term projections as to future performance or earnings due to the significant unpredictability of the underlying assumptions and estimates.

The projections were prepared solely for internal use and were not prepared with a view toward ultimate public disclosure, nor were they prepared in accordance with US GAAP, IFRS or any other generally accepted accounting principles, or with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or projections. Neither Foster Wheeler's nor AMEC's independent public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the projections.

While presented with numerical specificity, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Foster Wheeler's business, including Foster Wheeler's revenues (including as expressed by its backlog), the expected profitability of ongoing projects and future project awards, liquidity, the outcomes of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries, all of which are difficult to predict and many of which are beyond Foster Wheeler's control. See "Risk Factors—Risks related to the Acquisition—The projections and forecasts presented in this prospectus are for illustrative purposes and may not be an indication of actual results".

The projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking statements and are subject to a variety of factors that could cause actual results to differ materially from the results forecasted in the projections, including, but not limited to, the factors set forth in Foster Wheeler's Form 10-K dated 27 February 2014 and the other reports filed by Foster Wheeler with the SEC and those set forth in "Cautionary Statement Regarding Forward-Looking Statements".

There can be no assurance that the financial results set out in the projections will be realised or that actual results will not be significantly higher or lower than projected.

The projections cover multiple years and such information by its nature becomes less predictable with each successive year. In addition, the projections will be affected by Foster Wheeler's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgements with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Foster Wheeler's and AMEC's control.

The projections also reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results.

Moreover, the inclusion of the projections should not be regarded as an indication that Foster Wheeler, AMEC, any of their respective advisers or anyone who received this information (or of any information relating to Foster Wheeler or AMEC which may have been considered or referred to by Foster Wheeler's management in preparing such projections or evaluating the Offer) then considered, or now considers, the information necessarily predictive of actual future events.

None of Foster Wheeler, AMEC, their respective advisers or any of their affiliates intends to, and each of them disclaims any obligation to, update or revise the projections, except to the extent required by applicable law.

Certain of the projections with respect to the year ended 31 December 2013 presented below were estimates and were provided prior to Foster Wheeler's filing of Form 10-K dated 27 February 2014, and investors are directed to the information regarding Foster Wheeler's actual financial results contained in the Form 10-K dated 27 February 2014. For a discussion of Foster Wheeler's actual results of operations for the year ended 31 December 2013, please see "Operating and Financial Review of Foster Wheeler", together with Foster Wheeler's consolidated financial statements and accompanying notes included in this prospectus.

The projections do not take into account any circumstances or events occurring after the date they were prepared or any circumstances resulting from or otherwise relating to the Offer, including the 26 November 2013 press reports, the 13 January 2014 announcement of the proposed offer or the announcement, on 13 February 2014, of the execution of the Implementation Agreement and the pending acquisition of Foster Wheeler by AMEC, or any subsequent integration activities. For example, there can be no assurance that, as a result of the public disclosures referred to above, Foster Wheeler's clients (in particular in the Global E&C Group) will not delay or cancel orders pending the consummation of the Offer. Any such delay or cancellation of orders could adversely affect Foster Wheeler's ability to achieve the results reflected in the projections. Further, the projections do not take into account the effect of the public disclosures referred to above followed by any failure of the Offer to be consummated in accordance with the terms of the Implementation Agreement, and should not be viewed as accurate or continuing in that context.

The projections should be evaluated, if at all, in conjunction with, among other things: (i) the other information regarding Foster Wheeler contained elsewhere in this prospectus; (ii) the important information and risk factors relating to the Offer, AMEC and the AMEC shares set out in this prospectus (including in the section entitled "Risk Factors—Risks related to the Acquisition—The projections and forecasts presented in this prospectus are for illustrative purposes and may not be an indication of actual results"); and (iii) the historical financial statements and other information regarding Foster Wheeler and its business and results of operations contained in its public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in these forecasts and projections, Foster Wheeler shareholders are cautioned not to place undue, if any, reliance on such information.

Foster Wheeler provided the following internal non-public standalone financial projections of Foster Wheeler's operating performance for the financial years ended 31 December 2013, 2014 and 2015 to AMEC on 28 August 2013.

	Year ended 31 December
	2013E	2014E	2015E
	($ millions, except ratio data, unaudited)
Scope revenue from continuing operations
Global E&C Group	1,870	2,366	2,555
Global Power Group	846	988	1,012

Scope revenue from continuing operations	2,716	3,354	3,567
Adjusted EBITDA from continuing operations(1)
Global E&C Group	211	253	319
Global Power Group	156	140	161
C&F Group(2)	(82)	(80)	(82)

Adjusted EBITDA from continuing operations(1)	285	313	398
Ratios based on continuing operations
Adjusted EBITDA margin	10.5%	9.3%	11.2%
Adjusted EPS	$1.60	$1.86	$2.50

	As at 31 December
Scope Backlog	2013E	2014E
	($ millions, unless otherwise stated, unaudited)
Global E&C Group	3,230	3,790
Global Power Group	731	829

Scope backlog	3,961	4,619

Notes:

(1)
Excludes net asbestos-related provision.

(2)
Includes general corporate income and expense, Foster Wheeler's captive insurance operation and the elimination of transactions and balances related to intercompany interest.

In connection with the preparation of a working capital report, during February 2014, Foster Wheeler provided AMEC with the following internal non-public standalone financial projections of Foster Wheeler's operating performance for the financial years ended 31 December 2014 and 2015, which were also provided to Foster Wheeler's Board and to Foster Wheeler's financial advisers for use in connection with the rendering of their respective financial opinions and performing the related analyses.

Projections provided in February 2014

	Year ended 31 December
	2014E	2015E
	($ millions, except ratio data, unaudited)
Scope revenue from continuing operations
Global E&C Group	2,475	2,656
Global Power Group	823	975

Scope revenue from continuing operations	3,298	3,631
Adjusted EBITDA from continuing operations(1)
Global E&C Group	252	314
Global Power Group	133	159
C&F Group(2)	(75)	(77)

Adjusted EBITDA from continuing operations(1)	310	396
Ratios based on continuing operations
Adjusted EBITDA margin	9.4%	10.9%

Notes:

(1)
Excludes net asbestos-related provision.

(2)
Includes general corporate income and expense, Foster Wheeler's captive insurance operation and the elimination of transactions and balances related to intercompany interest.

Disclaimer of Foster Wheeler forecasts on AMEC

During its evaluation of the transaction, Foster Wheeler's management prepared financial forecasts on AMEC, certain elements of which can be extracted from the financial analyses prepared by Foster Wheeler's financial advisers, or the Foster Wheeler forecasts on AMEC, each described in further detail below under "—Opinions of Foster Wheeler's Financial Advisers". These forecasts were prepared for the purpose of enabling Foster Wheeler's management and Foster Wheeler's financial advisers to evaluate the transaction from the perspective of Foster Wheeler shareholders and were not prepared for AMEC shareholders.

AMEC's management was not involved in the preparation of, nor have they reviewed or endorsed, the Foster Wheeler forecasts on AMEC. Furthermore AMEC's management do not have knowledge of the underlying assumptions for these forecasts nor do they have an understanding of how the forecasts were calculated. Therefore, AMEC's management is unable to comment on the validity of the Foster Wheeler forecasts on AMEC or the validity of the underlying assumptions. None of AMEC, AMEC's directors or their respective advisers accept responsibility for the accuracy, reasonableness, validity or completeness of these forecasts or the estimates and assumptions that underlie them.

The Foster Wheeler forecasts on AMEC were not prepared for the purpose of publication and should not be regarded as profit forecasts within the meaning of the UK listing rules by AMEC or any of AMEC's directors and accordingly have not been prepared to the standard required in producing a profit forecast within the meaning of the UK listing rules in the context of the transaction. Investors should read the entirety of this prospectus and should not place undue reliance on the projections in this section in making any decision about the AMEC securities to be issued pursuant to the Offer or in deciding whether or not to approve the transaction.

Recommendation of Foster Wheeler's Board

After careful consideration, including a thorough review of the Offer with the Special Projects Committee and its legal and financial advisers, Foster Wheeler's Board unanimously resolved: (i) that the Implementation Agreement and the Offer are in the best interests of Foster Wheeler and fair to Foster Wheeler shareholders; (ii) to approve the Implementation Agreement in all respects; and (iii) to recommend that Foster Wheeler shareholders accept the Offer. Foster Wheeler's Board's recommendation may be withdrawn, modified, or amended only to the extent permitted by Section 6.2 of the Implementation Agreement.

The Foster Wheeler Board's full statement regarding the Offer is set out in Foster Wheeler's solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on                        2014.

Foster Wheeler's Reasons for the Transaction

In evaluating the Implementation Agreement, the Offer and the other transactions contemplated by the Implementation Agreement, Foster Wheeler's Board consulted with its senior management and the Special Projects Committee, and with Freshfields (its legal adviser), Goldman Sachs, J.P. Morgan and IFBC (its financial advisers) and considered a number of factors in recommending by unanimous vote that the Foster Wheeler shareholders accept the Offer and tender their shares to AMEC pursuant to the Offer, including the material factors set forth below:

Factors Related to Proposed Price and Consideration Mix, and Other Proposed Terms

Premium to Foster Wheeler Shareholders

Based on the historical trading prices and trading information with respect to the shares, the proposed Offer consideration reflects:

•
a 12.8 per cent. premium versus the price per share prior to the 26 November 2013 press reports;

•
a 19.4 per cent. premium based on the three-month volume-weighted average price per share prior to the 26 November 2013 press reports;

•
a 36.8 per cent. premium based on the 12-month volume-weighted average price per share prior to the 26 November 2013 press reports;

•
a 5.7 per cent. premium based on the 52-week high price per share prior to the 26 November 2013 press reports; and

•
a premium to Foster Wheeler's shareholders as compared with the consideration proposed by other bidders with whom Foster Wheeler interacted with as part of its broader sale process.

Share Consideration for Foster Wheeler Shareholders

The inclusion of an equity component to the Offer consideration and the election mechanics of the Offer:

•
permit Foster Wheeler shareholders to indicate (i) the number of shares for which they wish to receive 1.7996 AMEC securities and (ii) the number of shares for which they wish to receive $32.00 cash. Accordingly, shareholders may choose their individual mix of combined equity and cash (subject to proration);

•
permit Foster Wheeler shareholders to participate in the Enlarged Group's equity and related potential upside following closing of the Offer;

•
lack any cap or collar that would otherwise mitigate the risk of equity value decline prior to closing of the Offer (which, depending on the terms of any cap or collar, could also limit the upside to the Foster Wheeler shareholders);

•
provide a degree of certainty of value and liquidity upon closing of the Offer with regard to the cash component of the purchase price; and

•
provide Foster Wheeler shareholders with liquidity for their entire investment because the AMEC ADSs will be traded on the NYSE, and the AMEC shares are traded on the LSE; and, in either case, will be freely tradable.

Other Material Factors Considered

Foster Wheeler's Operating Conditions and Financial Performance

Foster Wheeler's Board considered Foster Wheeler's operating conditions, including its familiarity with the current and historical business, prospects, financial condition, results of strategies and operations, competitive position, assets, asbestos and other liability profile (and the impact on Foster Wheeler's public share price as a result thereof). In particular, Foster Wheeler's Board considered the following:

•
Foster Wheeler's operations are concentrated across the following industry segments (oil and gas, oil refining, chemical/petrochemical, power generation, minerals and metals mining, environment and pharmaceuticals and healthcare). Accordingly, Foster Wheeler's results of operations are dependent on the demand for its products and services from clients in those industries, which historically have been, and will likely continue to be, cyclical in nature. The Enlarged Group is expected to have a broader and more diversified product and services offering and an expanded customer base, mitigating risks related to industry concentration and related volatility in Foster Wheeler's results of operations.

•
There are additional risks and uncertainties related to Foster Wheeler remaining independent as a standalone public entity, including the ability to pursue the operational and management improvements necessary to achieve Foster Wheeler's long-term business plan, increasing global competition, risks and uncertainties in the United States or global economy generally, changes in the demand for Foster Wheeler's products and services and the other risks and uncertainties discussed in the "Risk Factors" section of Foster Wheeler's Form 10-K dated 27 February 2014.

In light of these factors taken together, Foster Wheeler's Board determined that the timing of a potential transaction was favourable to Foster Wheeler shareholders.

Increased Scope and Scale of Operations

The Enlarged Group is expected to have substantially greater cash flow, liquidity and financial flexibility than Foster Wheeler currently has, with an improved ability to pursue growth opportunities globally, to expand into new businesses, to continue to develop new technology and to compete in its highly competitive industry.

Creation of a Leading Global Engineering and Services Company

The Enlarged Group is expected to have a broader and more diversified product and services offering and an expanded customer base, mitigating risks related to industry concentration and related volatility in Foster Wheeler's results of operations referred to above and enabling Foster Wheeler to better compete with the largest companies in the engineering and construction sector.

Strategic Alternatives

Foster Wheeler's Board believed, after consultation with the Special Projects Committee, Goldman Sachs, J.P. Morgan and Freshfields that:

•
following its pre-signing canvass of potentially interested parties (including the month-long period following public announcement of the proposed offer, which occurred more than six weeks after the 26 November 2013 press reports), the proposed transaction with AMEC was the most attractive option reasonably available to Foster Wheeler (taking into account, in addition to a sale of the entire company, standalone sales of the Global E&C Group or the Global Power Group, other non-premium combination transactions of the kind referred to at a high-level by parties approached in the process, or continuing to operate Foster Wheeler as a standalone public company); and

•
prolonging the sale process further (i) could have resulted in the loss of the proposed offer from AMEC; (ii) could negatively impact the morale of employees and distract employees and senior management from implementing Foster Wheeler's business plan; (iii) would increase the risk that current and prospective clients would defer or delay awarding new business pending the outcome of the sales process (given the 26 November 2013 press reports and the prior public announcement of the proposed offer); and (iv) would have been unlikely to lead to an offer that delivered higher value to Foster Wheeler shareholders than the Offer.

Fairness Opinions

Foster Wheeler's Board considered financial analyses from its financial advisers, as well as the following opinions, each described in further detail below under "—Opinions of Foster Wheeler's Financial Advisers":

•
the opinion of Goldman Sachs that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the shareholders of Foster Wheeler (other than AMEC and its affiliates) in the Offer pursuant to the Implementation Agreement was fair, from a financial point of view, to such shareholders;

•
the opinion of J.P. Morgan that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the total per share payments to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger was fair, from a financial point of view, to such holders; and

•
the opinion of IFBC that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by IFBC in preparing the opinion, the aggregate consideration to be received by the shareholders of Foster Wheeler in the Offer was fair, from a financial point of view, to such shareholders.

Results of Due Diligence

Foster Wheeler's Board considered the results of due diligence conducted by Foster Wheeler's senior management and its advisers, in particular, as they relate to the Enlarged Group's equity value, including expected synergy analysis and understanding of AMEC's liability profile, and questions of AMEC's management that Foster Wheeler's management raised, which Foster Wheeler based on consensus analyst estimates (including Foster Wheeler's own views regarding analysts' models) and trends, forming the basis of certain information provided by Foster Wheeler's senior management to its financial advisers, together with factors that could impact the realisation of such estimates, financial and otherwise.

Key Terms of the Implementation Agreement

Of key importance to Foster Wheeler's Board's determination were the terms of the Implementation Agreement, including, without limitation, the fact that the Implementation Agreement:

•
was the product of arm's-length negotiations;

•
permits Foster Wheeler to pay a pre-closing dividend of up to $0.40 per share, such dividend not to be conditioned on closing of the Offer;

•
includes certain conditions to the closing of the Offer, among other things, the minimum tender condition;

•
entitles Foster Wheeler to propose two of its current directors to AMEC's Board;

•
entitles Foster Wheeler employees, for a period of 12 months from closing of the Offer, to cash compensation, severance terms, pension benefits and insured welfare plans on terms no less favourable than current terms;

•
has non-solicitation and termination provisions which permit Foster Wheeler's Board to consider unsolicited, alternative proposals and to change its recommendation in connection with a "superior proposal", subject to, among other things, payment to AMEC of a cost reimbursement of £32.5 million; and

•
does not contain any conditions relating to financing.

Potential Tax Benefits

If a Squeeze-Out Merger is implemented, and the Offer and the Squeeze-Out Merger, taken together, qualify as a reorganisation within the meaning of Section 368(a) of the Code, Foster Wheeler shareholders generally would not recognise a gain, for US federal income tax purposes, upon their exchange of shares, except with respect to cash received. No rulings will be obtained from the US Internal Revenue Service and no assurance can be provided that, if the Squeeze-Out Merger is implemented, the Offer and the Squeeze-Out Merger, taken together, will qualify as a reorganisation within the meaning of Section 368(a) of the Code. Foster Wheeler shareholders are urged to carefully read the section entitled "Material Tax Consequences—Material US Federal Income Tax Considerations" of this prospectus and to consult their own tax advisers in order to more fully understand the tax consequences of their participation in the Offer and their ownership of AMEC securities.

Market Reaction

Foster Wheeler's Board considered possible stock market reaction to the announcement of the Offer, including investors' reactions following announcement of the non-binding proposed offer and the potential negative reaction of the market to the announcement of the Offer (whether based on the business rationale, timing, terms or otherwise).

Foster Wheeler's Board also considered a variety of other uncertainties and risks in its deliberations concerning the Implementation Agreement, which weighed against the approval of the Offer, including the following:

•
the risks associated with the deal process proposed by AMEC, including the expedited initial negotiations over a weekend followed by announcement of the proposed offer;

•
the risks and costs associated with obtaining regulatory approval and clearances across a number of countries;

•
the risks and costs to Foster Wheeler if the Offer is not consummated or is unduly delayed, including the diversion of management and employee attention, potential loss of employees, potential disruption of customer and business relationships and the incurrence of significant transaction costs;

•
the tax consequences tied to the Offer, including that, even if the Offer and Squeeze-Out Merger qualify as a reorganisation under the Code, the cash consideration to be received by Foster Wheeler shareholders who are US persons would be taxable to such shareholders who have a gain for US federal income tax purposes, as well as the separate, general risk that the Offer and the Squeeze-Out Merger would not be treated as a Reorganisation under the Code (and as to which no rulings will be obtained from the IRS), in which case the share consideration would similarly be taxable to US persons;

•
the possibility that, due to the election allocation provisions, certain shareholders might (i) receive more or less cash or AMEC securities than such shareholder initially elected due to the proration component; or (ii) receive consideration with differing implied values based on the election;

•
the risk of holding illiquid shares to Foster Wheeler shareholders who do not tender their shares in the Offer, described in greater detail under the caption "Risk Factors—Risks Related to the Offer—The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares"; and

•
the restrictions on the conduct of Foster Wheeler's business before the closing of the Offer, generally requiring Foster Wheeler to conduct its business in the ordinary course of business, which may delay or prevent Foster Wheeler from undertaking business opportunities that could possibly arise pending closing of the Offer, whether or not consummated.

After consideration of all of these factors taken together, Foster Wheeler's Board determined that these risks could be mitigated or managed by Foster Wheeler, AMEC or the Enlarged Group, as applicable, were reasonably acceptable under the circumstances or were unlikely to have a material adverse impact on the Offer, or that, overall, the risks were significantly outweighed by the potential benefits of the transaction.

The foregoing discussion of information and factors considered by Foster Wheeler's Board and the reasons for making its recommendations are not intended to be exhaustive, but is believed to include all of the material factors considered by Foster Wheeler's Board and the material reasons for making its recommendations. In view of the variety of factors considered in connection with its evaluation of the Offer and the related reasons for making its recommendations, Foster Wheeler's Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of Foster Wheeler's Board may have given different weights to different factors and reasons. Foster Wheeler's Board conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Foster Wheeler's senior management and outside advisers, and considered the factors overall to be favourable to, and to support, its determination.

Opinions of Foster Wheeler's Financial Advisers

Opinion of Goldman Sachs

Goldman Sachs rendered its opinion to Foster Wheeler's Board that, as of 13 February 2014 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the holders (other than AMEC and its affiliates) of Foster Wheeler shares in the Offer pursuant to the Implementation Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated 13 February 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this prospectus. Goldman Sachs provided its opinion for the information and assistance of Foster Wheeler's Board in connection with its consideration of the Offer. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Foster Wheeler shares should tender such Foster Wheeler shares in the Offer or how any holder of Foster Wheeler shares should vote or make any election in connection with the transactions contemplated by the Implementation Agreement or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•
the Implementation Agreement;

•
annual reports to shareholders and Annual Reports on Form 10-K of Foster Wheeler and annual reports to shareholders of AMEC for the five fiscal years ended 31 December 2012;

•
certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Foster Wheeler and interim reports to shareholders of AMEC;

•
certain other communications from Foster Wheeler and AMEC to their respective shareholders;

•
certain publicly available research analyst reports for Foster Wheeler and AMEC; and

•
certain internal financial analyses and forecasts for Foster Wheeler and certain financial analyses and forecasts for AMEC, in each case, as prepared by the management of Foster Wheeler and approved for Goldman Sachs' use by Foster Wheeler including certain cost savings and operating synergies projected by the management of Foster Wheeler to result from the transaction.

Goldman Sachs also held discussions with members of the senior managements of Foster Wheeler and AMEC regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the Implementation Agreement, and the past and current business operations, financial condition and future prospects of Foster Wheeler and AMEC; reviewed the reported price and trading activity for shares and AMEC shares; compared certain financial and stock market information for Foster Wheeler and AMEC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the engineering and construction and power industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Foster Wheeler's Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of Foster Wheeler's Board that the forecasts, including the synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of the management of Foster Wheeler. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Foster Wheeler or AMEC or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Implementation Agreement will be obtained without any adverse effect on Foster Wheeler or AMEC or on the expected benefits of such transactions in any way meaningful to Goldman Sachs' analysis. Goldman Sachs assumed that such transactions will be consummated on the terms set forth in the Implementation Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman

Sachs' analysis. In addition, Goldman Sachs assumed, with the consent of the Board, that a cash dividend, in an amount equal to $0.40 per Foster Wheeler share, will be paid prior to the closing of the Offer to the holders of record of the issued and outstanding Foster Wheeler shares as of the applicable record date.

Goldman Sachs' opinion does not address the underlying business decision of Foster Wheeler to engage in the transactions contemplated by the Implementation Agreement, or the relative merits of such transactions as compared to any strategic alternatives that may be available to Foster Wheeler; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than AMEC and its affiliates) of Foster Wheeler shares, as of 13 February 2014, of the aggregate consideration to be paid to such holders in the Offer pursuant to the Implementation Agreement. Goldman Sachs does not express any view on, and Goldman Sachs' opinion does not address, any other term or aspect of the Implementation Agreement or transactions contemplated thereby, including provisions in the Implementation Agreement for adjustment of the cash consideration to be paid to holders of Shares or payments of dividends by Foster Wheeler in each case as a result of dividends paid by AMEC, or any term or aspect of any other agreement or instrument contemplated by the Implementation Agreement or entered into or amended in connection with such transactions, including the fairness of such transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Foster Wheeler; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Foster Wheeler, or class of such persons, in connection with such transactions, whether relative to the aggregate consideration to be paid to the holders (other than AMEC and its affiliates) of Foster Wheeler shares in the Offer pursuant to the Implementation Agreement or otherwise. Goldman Sachs has not expressed an opinion as to the prices at which the AMEC shares, the AMEC ADSs or the Foster Wheeler shares will trade at any time or as to the impact of the transactions contemplated by the Implementation Agreement on the solvency or viability of Foster Wheeler or AMEC or the ability of Foster Wheeler or AMEC to pay their respective obligations when they come due. Goldman Sachs' opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of 13 February 2014 and Goldman Sachs assumes no responsibility for updating, revising or reaffirming Goldman Sachs' opinion based on circumstances, developments or events occurring after 13 February 2014. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Foster Wheeler's Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 12 February 2014, which was the last trading day prior to the date that Goldman Sachs delivered its opinion to Foster Wheeler's Board, and is not necessarily indicative of current market conditions.

Historical Share Trading Analysis

Goldman Sachs analysed the aggregate consideration to be paid to holders of Foster Wheeler shares in the Offer pursuant to the Implementation Agreement, assuming a $32.64 value for such consideration, or the Implied Transaction Consideration, calculated as the blended cash consideration of $16.00 plus the blended share consideration of $16.24 per Foster Wheeler share based on 0.8998 ordinary AMEC shares, at the closing price of £10.92 (converted to US dollars at $1.6525 per pound sterling) plus a cash dividend per Foster Wheeler share of $0.40 assumed by Foster Wheeler to be paid to holders of Foster Wheeler shares prior to the closing of the Offer) in relation to the historical trading price of Foster Wheeler shares. This analysis indicated that the Implied Transaction Consideration in the amount of $32.64 per Foster Wheeler share represented premiums as summarised below:

	Market value of share of Foster Wheeler stock	Premium
	($)	(%)
Reference Point
Pre-announcement of the Proposed transaction with AMEC on 13 January 2013 to 1 January 2014 closing price	31.46	3.7
Pre-26 November 2013 Press Reports—26 November 2013 closing price	28.73	13.6
Pre-26 November 2013 Press Reports three-month volume-weighted average price, or VWAP	27.15	20.2
Pre-26 November 2013 Press Reports 12-month VWAP (12 months ending 26 November 2013)	23.69	37.8
Pre-26 November 2013 Press Reports 52-week high (52-week period ending 26 November 2013)	30.65	6.5

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for Foster Wheeler and AMEC to the corresponding financial information, ratios and public market multiples for the following companies in the engineering and construction and power industries:

•
Fluor Corporation;

•
Chicago Bridge & Iron Company N.V.;

•
SNC-Lavalin Group Inc.;

•
Jacobs Engineering Group Inc.;

•
Petrofac Limited;

•
URS Corporation;

•
John Wood Group PLC;

•
WorleyParsons Limited;

•
KBR, Inc.;

•
The Babcock & Wilcox Company;

•
Técnicas Reunidas, S.A.; and

•
McDermott International, Inc.

Although none of the selected companies is directly comparable to Foster Wheeler or AMEC, the companies included were chosen because, in Goldman Sachs' professional judgement, they are all of the publicly traded companies in the engineering and construction and power industries with operations that for purposes of analysis may be considered similar to certain operations of Foster Wheeler and AMEC.

The estimates for earnings and for EBITDA contained in the analysis set forth below were based on (i) in the case of the selected companies, Institutional Brokers' Estimate System, or IBES, consensus estimates as of 7 February 2014 and (ii) in the case of Foster Wheeler, IBES consensus estimates as of 7 February 2014 and the forecasts.

In its analysis, Goldman Sachs derived and compared for Foster Wheeler and the selected companies:

•
enterprise value (which is defined as fully diluted equity value plus total debt and minority interests, less total cash and cash equivalents). For the selected companies, this was based on market and publicly available data as of 7 February 2014. For Foster Wheeler, this was based on the Implied Transaction Consideration, as a multiple of estimated EBITDA for calendar years 2014 and 2015, which is referred to below as "2014E EV/EBITDA" and "2015E EV/EBITDA", respectively;

•
price per share, as of 7 February 2014 in the case of the selected companies and $32.64 for Foster Wheeler (representing the Implied Transaction Consideration), as a multiple of estimated earnings for calendar years 2014 and 2015, which is referred to below as "2014E P/E" and "2015E P/E", respectively.

The results of this analysis are summarised as follows:

	2014E EV/EBITDA	2015E EV/EBITDA	2014E P/E	2015E P/E
Range of the Selected Companies	5.4x - 11.2x	4.8x - 9.2x	10.1x - 21.2x	8.3x - 15.1x
Mean of the Selected Companies	7.8x	6.9x	14.2x	12.0x
Median of the Selected Companies	7.7x	7.1x	13.9x	12.5x

Foster Wheeler at the Implied Transaction Consideration (based on the forecasts and including adjustments, per Company's senior management: (i) to the implied enterprise value to take into account the net present value of asbestos liabilities and (ii) to EBITDA and earnings to exclude gains and provisions for asbestos liability)

	9.6x	7.5x	18.4x	13.4x
Foster Wheeler at the Implied Transaction Consideration (based on the forecasts)	9.6x	7.5x
Foster Wheeler at the Implied Transaction Consideration (based on IBES)	9.1x	7.8x	16.7	13.6x

Selected Transactions Analysis

Goldman Sachs analysed certain information relating to transactions in the engineering and construction and power industries since 2006. Specifically, Goldman Sachs reviewed the following transactions with respect to the Global E&C Group:

Transaction	Enterprise Transaction Value	LTM EBITDA	Enterprise Value as a Multiple of LTM EBITDA
	($ billions)	($ millions)
Jacobs Engineering Group Inc.'s acquisition of Sinclair Knight Merz announced in September 2013	1.2	166	7.2x
Integrated Mission Solutions LLC's acquisition of Michael Baker Corporation announced in July 2013	0.3	26	12.2x
Chicago Bridge & Iron Company's acquisition of The Shaw Group Inc. announced in July 2012	1.9	272	7.0x
URS Corporation's acquisition of Flint Energy Services Ltd. announced in February 2012	1.5	129	11.5x
Technip S.A.'s acquisition of Global Industries, Ltd. announced in September 2011	1.1	—	—
Lamprell plc's acquisition of Maritime Industrial Services Co. announced in April 2011	0.4	46	8.4x
Jacobs Engineering Group Inc.'s acquisition of Aker Solutions ASA's Project & Construction business announced in December 2010	0.9	87	10.5x
KBR, Inc.'s acquisition of BE&K Inc. announced in May 2008	0.6	—	—
URS Corporation's acquisition of Washington Group International announced in November 2007	3.0	181	16.7x
WorleyParsons Limited's acquisition of Colt Companies announced in February 2007	0.9	91	9.7x

Goldman Sachs also reviewed the following transactions with respect to the Global Power Group:

Transaction	Enterprise Transaction Value	LTM EBITDA	Enterprise Value as a Multiple of LTM EBITDA
	($ billions)	($ millions)
OJSC Power Machines' acquisition of EnergoMashinostroitelny Alliance announced in December 2011	0.3	61	5.3x
Doosan Heavy Industries & Construction Co., Ltd.'s acquisition of Skoda Power a.s. announced in September 2009	0.7	93	7.1x
Alstom (China) Investment Co., Ltd.'s acquisition of Wuhan Boiler Company Ltd. announced in April 2006	0.2	19	13.0x

Although none of the companies that participated in the selected transactions are directly comparable to Foster Wheeler and AMEC and none of the transactions in the selected transactions analysis is directly comparable to the transactions contemplated by the Implementation Agreement, Goldman Sachs selected these transactions because, in Goldman Sachs' professional judgement, they were all of the transactions in which the target company was involved in the engineering and construction or power industries and had operating characteristics, services and products that for purposes of analysis may be considered similar to certain operating characteristics, services and products of Foster Wheeler and AMEC.

For each of the selected transactions, Goldman Sachs calculated and compared, using publicly available information, the enterprise value of the target company, calculated based on the announced purchase price for the transaction as a multiple of the EBITDA of the target for the latest 12-month, or LTM, period ended prior to the announcement of the transaction. The following table presents the results of this analysis for the Global E&C Group:

Enterprise value as a multiple of LTM EBITDA

Range of the Selected Transactions	7.0x - 16.7x
Median of the Selected Transactions	10.1x
Mean of Selected Transactions	10.4x

The following table presents the results of this analysis for the Global Power Group:

Enterprise value as a multiple of LTM EBITDA

Range of the Selected Transactions	5.3x - 13.0x
Median of the Selected Transactions	7.1x
Mean of Selected Transactions	8.5x

Implied enterprise value as a multiple of 2013 EBITDA

Foster Wheeler at the Implied Transaction Consideration (based on publicly available information and including adjustments, per Company's senior management, (i) to the implied enterprise value to take into account the net present value of asbestos liabilities; and (ii) to EBITDA to exclude gains and provisions for asbestos liability)

12.0.x
Foster Wheeler at the Implied transaction Consideration (based on the publicly available information)	10.9x

Illustrative Discounted Cash Flow Analyses

Goldman Sachs performed illustrative discounted cash flow analyses for each of Foster Wheeler, AMEC and the pro forma Enlarged Group, in each case based on the forecasts, and in the case of the pro forma Enlarged Group analysis only, the synergies.

Goldman Sachs calculated the illustrative standalone discounted cash flow value per Foster Wheeler share using discount rates ranging from 14.0 per cent. to 16.0 per cent., reflecting an estimate of the weighted average cost of capital of Foster Wheeler. Goldman Sachs calculated implied prices per Foster Wheeler share using illustrative terminal values based on assumed perpetuity growth rates ranging from 1.50 per cent. to 3.50 per cent., which implied a terminal EBITDA multiple range of 6.1x to 8.3x across the discount rate range described above. These illustrative terminal values were then discounted to calculate implied indications of present values using Foster Wheeler illustrative discount rates and added to the net present value of the unlevered free cash flows for Foster Wheeler for fiscal years 2014 through 2022 to calculate implied indications of present values discounted to the beginning of fiscal year 2014. This analysis resulted in a range of illustrative implied equity values of $28.28 to $34.73 per Foster Wheeler share.

Goldman Sachs calculated the illustrative standalone discounted cash flow value per AMEC share using discount rates ranging from 8.50 per cent. to 10.50 per cent., reflecting an estimate of the weighted average cost of capital of AMEC. Goldman Sachs calculated implied prices per AMEC share using illustrative terminal values based on assumed perpetuity growth rates ranging from 1.50 per cent. to 3.50 per cent., which implied a terminal EBITDA multiple range of 8.3x to 15.3x across the discount rate range described above. These illustrative terminal values were then discounted to calculate implied indications of present values using the AMEC illustrative discount rates and added to the net present value of the unlevered free cash flows for AMEC for fiscal years 2014 through 2022 and the illustrative terminal year to calculate implied indications of present values discounted to the beginning of fiscal year 2014. This analysis resulted in a range of illustrative implied equity values of £13.08 to £20.55 per AMEC share.

Goldman Sachs then calculated a range of implied exchange ratios (adjusted downward to take into account the cash dividend of $0.40 per Foster Wheeler share assumed by Foster Wheeler to be paid prior to the closing of the Offer) using the range of illustrative implied values per AMEC share and the illustrative range of implied values per Foster Wheeler share, in each case as described above. This analysis indicated an illustrative range of implied exchange ratios of 1.02 to 1.30.

Goldman Sachs also performed an illustrative discount cash flow analysis for shares of the pro forma Enlarged Group using discount rates ranging from 9.0 per cent. to 11.0 per cent., reflecting an estimate of the weighted average cost of capital of the pro forma Enlarged Group. Goldman Sachs calculated implied prices per share of the pro forma Enlarged Group using illustrative terminal values based on assumed perpetuity growth rates ranging from 1.5 per cent. to 3.5 per cent., which implied a terminal EBITDA multiple range of 8.2x to 14.3x across the discount rate range described above. These illustrative terminal values were then discounted to calculate implied indications of present values using the pro forma Enlarged Group illustrative discount rates and added to the net present value of the unlevered free cash flows of the pro forma Enlarged Group for the second half of fiscal year 2014 through the fiscal year 2022 and the illustrative terminal year to calculate implied indications of present values discounted to the beginning of fiscal year 2014. This analysis resulted in a range of illustrative implied equity values of £15.03 to £24.19 per AMEC share after giving effect to the acquisition of Foster Wheeler.

Illustrative Present Value of Future Share Price Analyses

Goldman Sachs performed an illustrative analysis of the implied present value of the future share price of Foster Wheeler and AMEC. For these analyses, Goldman Sachs used the forecasts.

For Foster Wheeler shares, Goldman Sachs performed an analysis of the illustrative present value of the future share price by first multiplying the forecast of EPS for the 2016 fiscal year by P/E multiples of 12.0x to 15.0x to determine illustrative implied future equity values of the Foster Wheeler shares. These illustrative implied per Foster Wheeler share future equity values for the year ending 31 December 2015 were then discounted to the beginning of fiscal year 2014, using illustrative discount rates from 13.0 per cent. to 16.0 per cent. reflecting estimates of Foster Wheeler's cost of equity. This analysis yielded an illustrative range of implied per Foster Wheeler share present values of $24.97 to $32.89.

For AMEC shares (on a standalone basis), Goldman Sachs performed an analysis of the illustrative present value of the future share price by first multiplying the forecasts of EPS for the 2016 fiscal year by P/E multiples of 11.0x to 13.0x to determine illustrative implied future equity values of AMEC shares. In addition, Goldman Sachs considered Foster Wheeler's senior management's estimated dividends by AMEC of £0.38 and £0.40 for fiscal year 2014 and fiscal year 2015, respectively. These implied per share future equity values for the year ending 31 December 2015, taken together with these estimated dividends for fiscal years 2014 and 2015, were then discounted to the beginning of fiscal year 2014 using illustrative discount rates from 8.5 per cent. to 10.5 per cent., reflecting an estimate of AMEC's cost of equity. This analysis yielded an illustrative range of implied per share present values of AMEC shares of £10.33 to £12.53.

Illustrative Present Value of Consideration and Cash Dividend Analyses

Goldman Sachs performed an illustrative analysis of the implied present value of the consideration to be received in the Offer for one Foster Wheeler share, together with the cash dividend of $0.40 per Foster Wheeler share assumed by Foster Wheeler to be paid prior to the closing of the Offer. For this analysis, Goldman Sachs used the forecasts and the synergies.

Goldman Sachs performed this analysis by multiplying the EPS for the pro forma Enlarged Group for the 2016 fiscal year by P/E multiples of 11.0x to 13.0x to determine an illustrative range of implied values per ordinary share of the pro forma Enlarged Group as of 31 December 2015. Goldman Sachs then discounted this range of implied values, together with the £0.38 dividend as expected by Foster Wheeler's senior management to be paid by AMEC in 2015, to arrive at an illustrative range of implied present values as of 31 December 2013 by using illustrative discount rates from 9.0 per cent. to 11.0 per cent., reflecting an estimate of the pro forma Enlarged Group's cost of equity. Goldman Sachs then performed two different analyses using this illustrative range of implied present values. First, Goldman Sachs multiplied this illustrative range by 1.7996, the number of AMEC shares that would be received for one Foster Wheeler share in the Offer by a holder receiving all share consideration, and added to this product the present value of the assumed $0.40 cash dividend (discounted from 30 June 2014 to 31 December 2013 using the same illustrative discount rates of 9.0 per cent. to 11.0 per cent.) to arrive at an illustrative range of implied present values ranging from $35.04 to $42.67. Second, Goldman Sachs multiplied this illustrative range by 0.8998, the number of AMEC shares that would be received for one share in the Offer by a holder receiving 50 per cent. of the consideration in the form of shares, and added, to this product, the sum of (i) the present value of the $0.40 cash dividend and (ii) the present value of $16.00, the cash consideration that would be received for one Share in the Offer by a holder receiving 50 per cent. of the consideration in the form of cash (with the amounts in both (i) and (ii) discounted from 30 June 2014 to 31 December 2013 using the same illustrative discount rates of 9.0 per cent. to 11.0 per cent.) to arrive at an illustrative range of implied present values ranging from $32.89 to $36.85.

Illustrative Implied Contribution Analysis.

Goldman Sachs analysed Foster Wheeler's and AMEC's respective contributions to the pro forma Enlarged Group based upon the forecasts for each company, on a standalone basis, for 2014 and 2015 for the following metrics: adjusted EBITDA; adjusted EBITDA minus capital expenditures; earnings before interest and taxes; and net income. For each of these metrics in each of 2014 and 2015, Goldman Sachs used multiples derived from Wall Street research and the enterprise values of Foster Wheeler (on 26 November 2013, the last trading date before the 26 November 2013 press reports of a possible transaction for the sale of Foster Wheeler) and AMEC (on 10 January 2014, the last trading date before the announcement of the proposed transaction with AMEC). Applying these multiples to the forecasts for these metrics for 2014 and 2015 (and assuming $430 million of net cash in the case of Foster Wheeler and $195 million of net cash in the case of AMEC), Goldman Sachs calculated the illustrative range of implied equity percentages of the pro forma Enlarged Group for Foster Wheeler. In addition, Goldman Sachs used these multiples (and the respective market capitalisations of Foster Wheeler (on 26 November 2013) and AMEC (on 10 January 2014)) to calculate a market-capitalisation-weighted average multiple for each of these metrics and then applied each of these multiples to the forecasts for these metrics for 2014 and 2015 (and assuming $430 million of net cash (in the case of Foster Wheeler) and $195 million of net cash (in the case of AMEC)) to calculate the illustrative range of implied equity percentages of the pro forma Enlarged Group for Foster Wheeler. Goldman Sachs then calculated an illustrative range of implied exchange ratios, based on the illustrative range of implied equity percentages (using the multiples for each company derived from Wall Street research and the enterprise values of Foster Wheeler (on 26 November 2013) and AMEC (on 10 January 2014)), and adjusted this exchange ratio downward to take into account the assumed

$0.40 per Foster Wheeler share cash dividend to be paid prior to the closing of the Offer. The following table summarises this analysis:

	Foster Wheeler shareholder equity of pro forma Enlarged Group	Implied exchange ratio
Standalone Multiples for Foster Wheeler and AMEC (based on 2014 and 2015 forecasts)	36% - 40%	1.65 - 1.97
Market-Capitalisation Weighted Average Multiples (based on 2014 and 2015 forecasts)	32% - 41%
Foster Wheeler Exchange Ratio (assuming all share consideration)		1.7996
Market Capitalisation of Foster Wheeler (on 26 November 2013) and AMEC (on 10 January 2014) (adjusted downward to take into account the assumed $0.40 per Foster Wheeler share cash dividend)		1.60

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summaries set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgement after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to Foster Wheeler's Board that, as of 13 February 2014 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the holders (other than AMEC and its affiliates) of Foster Wheeler shares in the Offer pursuant to the Implementation Agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favourable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisers, none of Foster Wheeler, AMEC, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The aggregate consideration was determined through arm's-length negotiations between Foster Wheeler and AMEC and was approved by Foster Wheeler's Board. Goldman Sachs provided advice to Foster Wheeler during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to Foster Wheeler or the Board or recommend that any specific consideration constituted the only appropriate consideration for the transaction.

Goldman Sachs' opinion to Foster Wheeler's Board was one of many factors taken into consideration by Foster Wheeler's Board in making its determination to approve the Implementation Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A to this prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Foster Wheeler, AMEC, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Implementation Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs has acted as financial adviser to Foster Wheeler in connection with, and has participated in certain of the negotiations leading to, these transactions. Goldman Sachs may also in the future provide investment banking services to Foster Wheeler, AMEC and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Pursuant to an engagement letter dated 10 October 2013, Foster Wheeler engaged Goldman Sachs to act as its financial adviser in connection with the transactions contemplated by the Implementation Agreement. Pursuant to the terms of this engagement letter, Foster Wheeler has agreed to pay Goldman Sachs an aggregate fee currently estimated to be approximately $                         million, all of which is contingent upon closing of the Offer. In addition, Foster Wheeler has agreed to reimburse certain of Goldman Sachs' expenses arising, and indemnify Goldman Sachs' against certain liabilities that may arise, out of its engagement.

Foster Wheeler's Board selected Goldman Sachs as its financial adviser because it is an internationally recognised investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Implementation Agreement.

Opinion of J.P. Morgan

Pursuant to an engagement letter dated 7 October 2013, Foster Wheeler retained J.P. Morgan as its financial adviser in connection with the proposed Offer and Squeeze-Out Merger.

J.P. Morgan delivered its written opinion to Foster Wheeler's Board, dated 13 February 2014, that, as of such date, the total per share payments to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger was fair, from a financial point of view, to such holders. No limitations were imposed by Foster Wheeler's Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan, dated 13 February 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex B to this prospectus and is incorporated herein by reference. Foster Wheeler shareholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to Foster Wheeler's Board, is directed only to the fairness from a financial point of view of the total per share payments to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger as of the date of the opinion and does not constitute a recommendation to any shareholder of Foster Wheeler as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Offer and Squeeze-Out Merger or any other matter. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•
reviewed the Implementation Agreement;

•
reviewed certain publicly available business and financial information concerning Foster Wheeler and AMEC and the industries in which they operate;

•
compared the proposed financial terms of the Offer and Squeeze-Out Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of Foster Wheeler and AMEC with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Foster Wheeler shares and the AMEC shares and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by the management of Foster Wheeler relating to Foster Wheeler's and AMEC's businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Offer and Squeeze-Out Merger; and

•
performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Foster Wheeler and AMEC with respect to certain aspects of the Offer and Squeeze-Out Merger, and the past and current business operations of Foster Wheeler and AMEC, the financial condition and future prospects and operations of Foster Wheeler and AMEC, the effects of the Offer and Squeeze-Out Merger on the financial condition and future prospects of Foster Wheeler and AMEC, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Foster Wheeler and AMEC or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Foster Wheeler or AMEC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgements by Foster Wheeler's management as to the expected future results of operations and financial condition of Foster Wheeler and AMEC to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and Squeeze-Out Merger and the other transactions contemplated by the Implementation Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Foster Wheeler, and will be consummated as described in the Implementation Agreement. J.P. Morgan also assumed that the Squeeze-Out Merger shall occur following the Offer and each outstanding Foster Wheeler share will be converted in the Squeeze-Out Merger into the right to receive an amount equal to the merger consideration. J.P. Morgan has further assumed that the special dividend of $0.40 cash per share shall be paid prior to the date of the closing of the Offer. J.P. Morgan has also assumed that the payment of any permitted AMEC dividend shall not affect J.P. Morgan's analysis in any material respect. J.P. Morgan has also assumed that the representations and warranties made by Foster Wheeler and AMEC in the Implementation Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisers to Foster Wheeler with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Squeeze-Out Merger will be obtained without any adverse effect on Foster Wheeler or AMEC or on the contemplated benefits of the Offer and Squeeze-Out Merger.

The projections furnished to J.P. Morgan for Foster Wheeler and AMEC were prepared by Foster Wheeler's management. Neither Foster Wheeler nor AMEC publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Offer and Squeeze-Out Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan's opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan's opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the total per share payments to be paid to the holders of the Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger, and J.P. Morgan has expressed no opinion as to the fairness of the Offer and Squeeze-Out Merger, or any consideration paid in connection with the Offer and Squeeze-Out Merger to the holders of any other class of securities, creditors or other constituencies of Foster Wheeler or as to the underlying decision by the Board to engage in the transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and Squeeze-Out Merger, or any class of such persons relative to the total per share payments to be paid to the holders of Foster Wheeler shares in the proposed Offer and Squeeze-Out Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Foster Wheeler shares, AMEC shares or AMEC ADSs will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilised by J.P. Morgan in connection with providing its opinion. The financial analyses summarised below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's financial analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Foster Wheeler and AMEC with similar data for selected publicly traded companies which J.P. Morgan judged to be relevant. The companies selected by J.P. Morgan were:

•
Fluor Corporation;

•
Chicago Bridge & Iron Company N.V.;

•
SNC-Lavalin Group Inc.;

•
Jacobs Engineering Group Inc.;

•
Petrofac Limited;

•
URS Corporation;

•
John Wood Group PLC;

•
WorleyParsons Limited;

•
KBR, Inc.;

•
The Babcock & Wilcox Company;

•
Tecnicas Reunidas; and

•
McDermott International Inc.

These companies were selected, among other reasons, because they are publicly-traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of Foster Wheeler and AMEC.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of such company's firm value (calculated as the market value of such company's common shares on a fully diluted basis, plus any debt, preferred shares and minority interest, less cash and cash equivalents) to the consensus equity research analyst estimate for such company's calendar year 2014 EBITDA, referred to as the Firm Value/2014E EBITDA, and the ratio of such company's firm value to the consensus equity research analyst estimate for such company's calendar year 2015 EBITDA, referred to as the Firm Value/2015E EBITDA. In addition, J.P. Morgan calculated, for each selected company, the price to earnings ratio for such company's calendar year 2014 and the price to earnings ratio for such company's calendar year 2015, referred to respectively as 2014E P/E and 2015E P/E.

The following table represents the results of this analysis:

	Mean	Median
Firm Value/2014E EBITDA	7.8x	7.7x
Firm Value/2015E EBITDA	6.9x	7.1x
2014E P/E	14.2x	13.9x
2015E P/E	12.0x	12.5x

Based on this analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 7.5x to 8.5x to Foster Wheeler's fiscal year 2014 EBITDA estimate under Foster Wheeler's management projections, a valuation range of 6.5x to 7.5x to Foster Wheeler's fiscal year 2015 EBITDA estimate under Foster Wheeler's management projections, a valuation range of 15.0x to 17.0x to Foster Wheeler's fiscal year 2014 EPS estimate under Foster Wheeler's management projections and a valuation range of 12.0x to 14.0x to Foster Wheeler's fiscal year 2015 EPS estimate under Foster Wheeler's management projections, and derived implied per share price ranges for the Foster Wheeler shares. The analysis indicated the following implied per share price ranges for the Foster Wheeler shares, rounded to the nearest $0.05:

Valuation Basis (Applied Range)	Implied Foster Wheeler per share price range
($)
Firm Value/2014E EBITDA (7.5x - 8.5x)	26.60 - 29.60
Firm Value/2015E EBITDA (6.5x - 7.5x)	29.05 - 32.90
2014E P/E (15.0x - 17.0x)	26.65 - 30.20
2015E P/E (12.0x - 14.0x)	29.15 - 34.00

Based on the above analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 8.0x to 9.0x to AMEC's fiscal year 2014 EBITDA estimate under Foster Wheeler's management projections, a valuation range of 7.0 to 8.0x to AMEC's fiscal year 2015 EBITDA estimate under Foster Wheeler's management projections, a valuation range of 11.0x to 13.0x to AMEC's fiscal year 2014 EPS estimate under Foster Wheeler's management projections and a valuation range of 10.0x to 12.0x, to AMEC's fiscal year 2015 EPS estimate under Foster Wheeler's management projections, and derived implied per share price ranges for the AMEC shares. The analysis indicated the following implied per share price ranges for the AMEC shares, rounded to the nearest $0.05:

Valuation Basis (Applied Range)	Implied AMEC per share price range
($)
Firm Value/2014E EBITDA (8.0x to 9.0x)	16.30 - 18.25
Firm Value/2015E EBITDA (7.0 to 8.0x)	15.30 - 17.40
2014E P/E (11.0x to 13.0x)	15.60 - 18.40
2015E P/E (10.0x to 12.0x)	16.15 - 19.40

J.P. Morgan compared the results for Foster Wheeler to the results for AMEC, for both the fiscal year 2014 and fiscal year 2015 projections. For each set of projections, J.P. Morgan calculated the ratio of the lowest implied equity value per share for Foster Wheeler shown above to the highest implied equity value per share for AMEC shown above, and the ratio of the highest implied equity value per Foster Wheeler share shown above to the lowest implied equity value per AMEC share shown above, in order to derive a range of implied exchange ratios associated with each set of projections:

Valuation Basis	Implied exchange ratios
Firm Value/2014E EBITDA	1.457x - 1.815x
Firm Value/2015E EBITDA	1.671x - 2.149x
2014E P/E	1.447x - 1.938x
2015E P/E	1.505x - 2.107x

Selected Transaction Analysis

J.P. Morgan examined selected transactions with respect to companies J.P. Morgan judged to be relevant. Specifically, J.P. Morgan reviewed the following transactions:

Engineering and Construction Comparables

Date Announced	Acquirer	Target	Target Value
			($ billion)
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	1.2
July 2013	Integrated Mission Solutions, LLC	Michael Baker Corporation	0.3
July 2012	Chicago Bridge & Iron Co. N.V.	The Shaw Group	1.9
February 2012	URS Corporation	Flint Energy Services Ltd.	1.5
September 2011	Technip	Global Industries, Ltd	1.1
April 2011	Lamprell plc	Maritime Industrial Services Co. Ltd. Inc.	0.4
December 2010	Jacobs Engineering Group Inc.	Aker Solutions' P&C Business	0.9
May 2008	KBR, Inc.	BE&K, Inc.	0.6
November 2007	URS Corporation	Washington Group International, Inc.	3.0
February 2007	WorleyParsons Limited	Colt Companies	0.9

Power Comparables

Date Announced	Acquirer	Target	Target Value
			($ billion)
December 2011	OJSC Power Machines	EnergoMashinostroitelny Alliance	0.3
September 2009	Doosan Heavy Industries & Construction	Skoda Power a.s.	0.7
April 2006	Alstom (China) Investment Co., Ltd.	Wuhan Boiler Company Ltd.	0.2

These transactions were selected, among other reasons, because their participants are companies with operations and businesses in engineering and construction or power that, for purposes of J.P. Morgan's analysis, may be considered similar to those of Foster Wheeler and AMEC.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company's firm value to the target company's EBITDA for the 12-month period prior to announcement of the applicable transaction, referred to as LTM EBITDA.

The following table represents the results of this analysis:

Firm Value/LTM EBITDA
Engineering & Construction: Mean	10.4x
Engineering & Construction: Median	10.1x
Power: Mean	8.5x
Power: Median	7.1x

Based on this analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 8.0x to 10.0x to Foster Wheeler's fiscal year 2013 EBITDA estimate under Foster Wheeler's management projections, and derived an implied per share price range for Foster Wheeler shares between $25.15 and $30.50 per share.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for each of Foster Wheeler and AMEC for the purpose of determining their respective fully diluted equity value per share on a standalone basis (i.e., without synergies).

Foster Wheeler's management prepared the unlevered free cash flows that Foster Wheeler is expected to generate during fiscal years 2014 through 2022. J.P. Morgan then calculated a range of terminal values of Foster Wheeler by applying a perpetual growth rate ranging from 2.0 per cent. to 3.0 per cent. of the unlevered free cash flow of Foster Wheeler in 2022. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using a range of discount rates from 13.5 per cent. to 15.5 per cent. This discount rate range was based upon J.P. Morgan's analysis of Foster Wheeler's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for Foster Wheeler's net cash and the present value of asbestos liability.

Based on the foregoing, this analysis indicated an implied per share price range for the Foster Wheeler shares of approximately $29.55 to $35.50.

Foster Wheeler's management prepared the unlevered free cash flows that AMEC is expected to generate during fiscal years 2014 through 2022. J.P. Morgan then calculated a range of terminal values of AMEC by applying a perpetual growth rate ranging from 2.0 per cent. to 3.0 per cent. of the unlevered free cash flow of AMEC in 2022. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using a range of discount rates from 8.5 per cent. to 10.5 per cent. This discount rate range was based upon J.P. Morgan's analysis of AMEC's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for AMEC's net cash.

Based on the foregoing, this analysis indicated an implied per share price range for the AMEC shares of approximately $22.05 to $31.60.

J.P. Morgan compared the results for Foster Wheeler to the results for AMEC. For each comparison, J.P. Morgan calculated the ratio of the lowest implied equity value per share for Foster Wheeler shown above to the highest implied equity value per share for AMEC shown above, and the ratio of the highest implied equity value per Share for Foster Wheeler shown above to the lowest implied equity value per share for AMEC shown above, in order to derive a range of implied exchange ratios associated with each comparison:

Implied exchange ratios
AMEC share per Foster Wheeler share	0.935x - 1.609x

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisers. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favourable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Foster Wheeler or AMEC, and none of the selected transactions reviewed was identical to the Offer and Squeeze-Out Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of Foster Wheeler or AMEC. The transactions selected were similarly chosen because their participants and other factors, for purposes of J.P. Morgan's analysis, may be considered similar to the transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Foster Wheeler or AMEC and the transactions compared to the Offer and Squeeze-Out Merger.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Foster Wheeler with respect to the Offer and Squeeze-Out Merger on the basis of such experience and its familiarity with Foster Wheeler.

Pursuant to the terms of this engagement letter, Foster Wheeler has agreed to pay J.P. Morgan an aggregate fee, which is currently estimated to be approximately $                         million, all of which is contingent upon closing of the Offer. In addition, Foster Wheeler has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of J.P. Morgan's opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or material commercial or investment banking relationships with AMEC. During the two years preceding the date of J.P. Morgan's opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Foster Wheeler, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as Foster Wheeler's financial adviser from the second half of 2011 through 2012 in connection with Foster Wheeler's analysis and consideration of various alternative potential transactions. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Foster Wheeler or AMEC for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of IFBC AG

On 13 February 2014, Foster Wheeler's Board received a written opinion from IFBC, dated 13 February 2014, to the effect that, as of 13 February 2014, and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the aggregate consideration to be received by the shareholders of Foster Wheeler in the Offer was fair, from a financial point of view, to such holders. IFBC acted as an independent fairness opinion provider and prepared its opinion according to the standards typically applied to fairness opinions in tender offers governed by Swiss takeover law.

The full text of IFBC's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by IFBC. This opinion is attached as Annex C to this prospectus. IFBC's opinion was provided for the benefit of Foster Wheeler's Board in connection with, and for the purpose of, its evaluation of the consideration to be received by the shareholders of Foster Wheeler in the Offer. The IFBC opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to Foster Wheeler or Foster Wheeler's underlying business decision to effect the transaction contemplated by the Offer. The IFBC opinion does not constitute a recommendation to any Foster Wheeler shareholder as to how such shareholder should vote or act with respect to the Offer or any other matter, including any election a shareholder should make with respect to the consideration to be received in the Offer. Foster Wheeler shareholders are encouraged to read this opinion carefully in its entirety. The summary of IFBC's opinion set forth herein is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, IFBC has, among other things:

•
reviewed the financial terms and conditions of the Implementation Agreement;

•
reviewed certain publicly available historical business and financial information relating to Foster Wheeler's and AMEC's performance;

•
reviewed certain historical business and financial information and financial forecasts made available by the senior management of Foster Wheeler relating to Foster Wheeler's business;

•
reviewed certain financial forecasts and other data provided to IFBC by Foster Wheeler's senior management relating to AMEC's business;

•
reviewed publicly available financial estimates relating to Foster Wheeler's and AMEC's business;

•
held discussions with the representatives of Foster Wheeler with respect to the businesses and prospects of Foster Wheeler and AMEC;

•
reviewed public information of certain companies that IFBC believed to be in businesses similar to Foster Wheeler and AMEC;

•
compared the financial performance of Foster Wheeler and AMEC and their stock market trading multiples with those of certain other publicly traded companies that IFBC deemed relevant;

•
reviewed the financial terms and conditions of similar transactions that IFBC believed to be generally relevant for assessing the transaction;

•
reviewed historical prices and trading volumes of the Foster Wheeler shares;

•
reviewed historical prices and trading volumes of the AMEC shares; and

•
conducted other financial studies, analyses and investigations that IFBC deemed appropriate.

In connection with its review, IFBC assumed and relied upon the accuracy and completeness of all publicly available information, and all of the information supplied or otherwise made available to, discussed with, or reviewed by IFBC. With the consent of Foster Wheeler's Board, IFBC assumed and relied upon this information and did not undertake any independent verification of any such information and assumes no liability therefor. IFBC is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Foster Wheeler and its advisers with respect to such matters. In addition, with the consent of Foster Wheeler's Board, IFBC did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Foster Wheeler or AMEC, and was not furnished with any such evaluation or appraisal. IFBC did not evaluate the solvency or fair value of Foster Wheeler or AMEC under any laws or regulations relating to bankruptcy, insolvency or similar matters. The information used by IFBC in its analyses was based on market data and other information as it existed on or before 12 February 2014, which was the last trading day prior to the date of IFBC's written opinion to Foster Wheeler's Board, and is not necessarily indicative of current market conditions.

With respect to the Foster Wheeler financial forecasts referred to above, IFBC assumed, with the consent of Foster Wheeler's Board, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgements of Foster Wheeler's senior management as to the future financial performance of Foster Wheeler. With respect to the AMEC financial forecasts referred to above, which were prepared by members of Foster Wheeler's senior management, IFBC assumed, based on discussions with, and with the consent of, Foster Wheeler's Board, that these were a reasonable basis upon which to evaluate the future performance of AMEC and were appropriate to use in IFBC's analyses. IFBC was not asked to, and did not, conduct any due diligence on AMEC, and IFBC was not provided with financial forecasts prepared by AMEC. Further, the AMEC financial forecasts and Foster Wheeler financial forecasts that IFBC reviewed, both of which were prepared by Foster Wheeler, did not include cost savings or operational synergies for the transaction contemplated by the Offer, and any such cost savings or operational synergies were not considered by IFBC in connection with its analyses. In addition, IFBC assumed, with the approval of Foster Wheeler's Board, that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. IFBC's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to IFBC as of, the date of its opinion and IFBC assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date.

At the direction of Foster Wheeler's Board, IFBC was not asked to, and it did not, offer any opinion as to the terms of the Implementation Agreement or the form of the Offer, other than the consideration to be received by Foster Wheeler shareholders in the Offer to the extent expressly specified in IFBC's opinion. IFBC did not express a view on, and its opinion does not address, the fairness of the transaction contemplated by the Offer to, or any consideration to be received in connection therewith by, the holders of any securities other than the Foster Wheeler shares, creditors or other constituencies of Foster Wheeler. In addition, IFBC expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Implementation Agreement, or any class of such persons, relative to the consideration payable in the Offer or otherwise. IFBC expressed no opinion as to the anticipated value of the AMEC shares when issued pursuant to the Offer or the price at which AMEC shares or the Foster Wheeler shares would trade at any time. IFBC was not requested to, and did not, express any opinion regarding any legal, regulatory, tax, accounting or financial reporting matters.

In rendering its opinion, IFBC assumed, with the consent of Foster Wheeler's Board, that in all respects material to its analysis, the representations and warranties of each party contained in the Implementation Agreement were true and correct when made, that the parties will perform all of the covenants and agreements required to be performed by it under the Implementation Agreement and that all conditions to the consummation of the transaction contemplated by the Offer will be satisfied without material waiver or material modification thereof. IFBC also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Offer would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the consummation of the transaction contemplated by the Offer or materially reduce the benefits to Foster Wheeler shareholders. IFBC was not authorised to solicit and did not solicit indications of interest in a business combination with Foster Wheeler from any party and did not participate in any of the discussions or negotiations with any party. Except as described above, Foster Wheeler imposed no other limitations on IFBC with respect to the investigations made or the procedures followed by IFBC in rendering its opinion. IFBC's opinion was furnished for the use of Foster Wheeler's Board in connection with its evaluation of the transaction contemplated by the Offer and, except for inclusion in Foster Wheeler's Schedule 14D-9 (and related SEC filings in connection with the Offer), may not be used for any other purpose without IFBC's prior written consent. The issuance of IFBC's opinion was approved by an authorised Opinion Committee of IFBC.

The following is a summary of the material financial and comparative analyses that IFBC performed in connection with rendering its opinion. This summary is not a complete description of all analyses performed and factors considered by IFBC in connection with its opinion and the order of the analyses described does not represent relative importance or weight given to those analyses by IFBC. The preparation of a financial opinion is a complex process involving subjective judgements and is not necessarily susceptible to partial analysis or summary description. These analyses necessarily involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

IFBC believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying IFBC's analyses and opinion. IFBC did not draw conclusions from, or with regard to, any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Foster Wheeler and AMEC prepared by Foster Wheeler's senior management and used in or underlying IFBC's analyses are not necessarily indicative of future results or values, which may be significantly more or less favourable than those estimates. In performing its analyses, IFBC considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Foster Wheeler and AMEC. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

The consideration to be paid in the Offer was determined through negotiation between Foster Wheeler and AMEC and the decision to enter into the Implementation Agreement was solely that of Foster Wheeler's Board. IFBC's opinion (including the underlying financial analyses) was only one of many factors considered by the Board in its evaluation of the transaction contemplated by the Offer and should not be viewed as determinative of the views of Foster Wheeler's Board or management with respect to the Offer or the consideration to be received by Foster Wheeler shareholders in the Offer.

In the past two years, IFBC has not provided any financial advisory or other services to Foster Wheeler (other than as described herein) or AMEC. IFBC may provide financial advisory and other services to or with respect to Foster Wheeler or AMEC or their respective affiliates in the future, for which it may receive compensation. Certain (i) of IFBC's and its affiliates' directors, officers; and employees, or family members of such persons; (ii) of IFBC's affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and/or other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Foster Wheeler, AMEC or any of their respective affiliates, or any other party that may be involved in the transaction contemplated by the Offer.

IFBC is a Zurich-based internationally recognised corporate finance and financial advisory firm that is qualified by the Swiss Takeover Board to perform fairness opinions and is therefore regularly engaged to render financial opinions in connection with mergers, acquisitions and other types of transactions. Foster Wheeler engaged IFBC based on its qualifications, expertise, independence and reputation.

Discounted Cash Flow Analysis

IFBC performed a discounted cash flow analysis of each of Foster Wheeler and AMEC using certain financial forecasts and estimates prepared by Foster Wheeler's senior management for calendar year 2014 through calendar year 2022 that Foster Wheeler's Board directed IFBC to utilise for purposes of its analyses. IFBC considered these forecasts and estimates in relation to analyst estimates, peer group companies consensus estimates and relevant industry outlook that it deemed appropriate. A discounted cash flow analysis is a method of calculating a company's implied equity value using estimates of the future unlevered free cash flows generated by the company and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. For purposes of IFBC's analyses:

•
"free cash flow" refers to EBITDA minus capital expenditures, taxes and changes in net working capital;

•
"present value" refers to the current value of future free cash flows and is obtained by discounting those future free cash flows back to the present using a discount rate that takes into account estimates of risk, the opportunity costs of capital and other factors; and

•
"terminal value" refers to the value of all free cash flows for periods beyond the final forecast period.

Using the financial forecasts provided to IFBC and a discount rate of 12.70 per cent. (reflecting IFBC's estimate of Foster Wheeler's weighted average cost of capital), IFBC calculated the operating enterprise value of Foster Wheeler as the sum of the discounted (i) unlevered free cash flows that Foster Wheeler is forecasted to generate for the calendar years 2014 through 2022; and (ii) terminal value of Foster Wheeler as of 31 December 2022. IFBC calculated Foster Wheeler's terminal value based on a sustainable EBITDA margin assumption determined by IFBC to be appropriate using provided historical and forecasted figures and a revenue growth rate corresponding with the long-term inflation expectations according to the International Monetary Fund. In order to determine Foster Wheeler's implied equity value, its operating enterprise value was increased by the value of its excess cash and then reduced by its financial liabilities and certain other liabilities. The implied equity value was then divided by the number of fully diluted Foster Wheeler shares outstanding, resulting in an implied value per Foster Wheeler share of $32.43 as of 12 February 2014. In order to analyse the impact of changes to several assumptions on the implied value per share, IFBC performed a sensitivity analysis with a range of +/- 0.5 per cent. on the sustainable EBITDA margin, the sustainable growth rate and the discount rate. According to this analysis, the implied value per share as of 12 February 2014 (before the proposed dividend payment of $0.40 per Foster Wheeler share) ranges from $30.40 to $34.72.

Using the financial forecasts provided to IFBC and a discount rate of 10.80 per cent. (reflecting IFBC's estimate of AMEC's weighted average cost of capital), IFBC calculated the operating enterprise value of AMEC as the sum of the discounted (i) unlevered free cash flows that AMEC is forecasted to generate for the calendar years 2014 through 2022 and (ii) terminal value of AMEC as of 31 December 2022. IFBC calculated AMEC's terminal value based on a sustainable EBITDA margin determined by IFBC to be appropriate using provided historical and forecasted figures and a revenue growth rate corresponding with the long-term inflation expectations according to the International Monetary Fund. In order to determine AMEC's implied equity value, its operating enterprise value was increased by the value of its excess cash and then reduced by its financial liabilities and certain other liabilities. The implied equity value was then divided by the number of fully diluted AMEC shares outstanding, resulting in an implied value per AMEC share of $22.97 as of 12 February 2014. In order to analyse the impact of changes to several assumptions on the implied value per AMEC share, IFBC performed a sensitivity analysis with a range of +/- 0.5 per cent. on the sustainable EBITDA margin, the sustainable growth rate and the discount rate. According to this analysis, the implied value per AMEC share as of 12 February 2014 ranges from $20.90 to $25.35.

Selected Public Companies and Precedent Transactions Multiples Analyses

IFBC compared selected financial and stock market data of Foster Wheeler with corresponding data for the following publicly traded companies, referred to as the Foster Wheeler Peer Group:

Aker Solutions	KBR Inc.
Alstom Power S.A.	McDermott International, Inc.
Andritz Group AG	Petrofac Ltd
Babcock & Wilcox Company	Saipem S.p.A.
Chicago Bridge & Iron	SNC-Lavalin Group Inc.
Fluor Corporation	Technip
Graham Corp.	Técnicas Reunidas, SA
Jacobs Engineering Group Inc.	URS Corporation
John Wood Group	WorleyParsons Limited

In addition, IFBC compared selected financial and stock market data of AMEC with corresponding data for the following publicly traded companies, referred to as the AMEC Peer Group:

AECOM	Lycopodium
Aker Solutions	McDermott International, Inc.
Arcadis	Petrofac Ltd
Babcock & Wilcox Company	RPS Group
Balfour Beatty	Saipem S.p.A.
Chicago Bridge & Iron	SNC-Lavalin Group Inc.
Fluor Corporation	Subsea 7
Graham Corp.	Technip
Grontmij	Técnicas Reunidas, SA
Jacobs Engineering Group Inc.	Tetra Tech Inc.
John Wood Group	URS Corporation
KBR Inc.	WorleyParsons Limited

For each of the selected public companies, IFBC considered, among other things, (i) market capitalisation (computed using closing share prices as of 12 February 2014); (ii) enterprise values (calculated as market capitalisation, plus book value of financial liabilities, plus book value of minority interests and preferred shares, less cash and cash equivalents according to the latest available financial statements); and (iii) enterprise values as a multiple of EBITDA estimated for the fiscal years 2013 through 2015. Financial data for the selected public companies were based on the consensus estimates of analysts published by Bloomberg. Financial data for Foster Wheeler were based on estimates provided by Foster Wheeler's senior management. Financial data for AMEC were based on the forecasts and analyses prepared by Foster Wheeler's senior management in respect of AMEC as well as on analyst estimates. The following table shows the median ratio of enterprise value to EBITDA for the selected public company peer groups:

EV/EBITDA
Trading Multiples (median of peer group)	2013E	2014E	2015E
Foster Wheeler Peer Group	8.6x	7.9x	7.0x
AMEC Peer Group	8.8x	8.2x	7.4x

IFBC also analysed certain transaction values in acquisition transactions that IFBC deemed relevant to consider in relation to the transaction contemplated by the Offer. With respect to the selected companies analysis summarised above and the selected transactions analysis summarised below, no company or transaction used as a comparison is either identical or directly comparable to Foster Wheeler or the transaction contemplated by the Offer. See below for a listing of the 47 transactions reviewed by IFBC.

IFBC identified 43 historical transactions involving engineering and construction companies engaged in Foster Wheeler's business segments (oil & gas and power equipment). The multiples related to these transactions were provided by different financial information providers and were calculated based on the equity value plus net debt of each target company divided by the target company's EBITDA for the last reported 12 months as of the date of the transaction, excluding discontinued operations. The median of these multiples is 8.4x.

In addition, IFBC identified 46 historical transactions involving engineering, project management and consultancy companies engaged in AMEC's business segments (oil & gas, mining, clean energy, environment and infrastructure). The multiples related to these transactions were provided by different financial information providers and were calculated based on the equity value plus net debt of each target company divided by the target company's EBITDA for the last reported 12 months as of the date of the transaction, excluding discontinued operations. The median of these multiples is 8.4x.

Applying the EBITDA multiples determined in accordance with the analyses described above to the EBITDA estimates for Foster Wheeler and AMEC results in the values per Foster Wheeler share as of 12 February 2014 shown in the following table:

	Trading multiples for the years ended 31 December
				Transaction Multiples
Value per Foster Wheeler share (before proposed dividend payment, as of 12 February 2014)	2013	2014	2015
	($)			($)
Foster Wheeler (based on EBITDA according to Foster Wheeler's senior management estimates)	26.69	27.32	30.92	26.58
AMEC (based on EBITDA according to Foster Wheeler's senior management estimates)	17.94	16.70	16.20	17.33
AMEC (based on EBITDA according to analyst estimates)	n/a	17.71	17.69	n/a

Analysis of the Offer

The following table summarises the implied valuation range of (i) a Foster Wheeler share after the proposed dividend payment; and (ii) the Offer (assumed for this analysis to comprise $16.00 in cash and 0.8998 AMEC shares, which is what a shareholder would receive per Foster Wheeler share assuming full proration), in each case as of 12 February 2014, derived from the different valuation analyses described above:

		Multiples Analysis
Implied Value Range (after proposed dividend payment, as of 12 February 2014)	Discounted Cash Flow Analysis	Trading Multiples	Transaction Multiples
	($)
Implied Value range of a Foster Wheeler share (adjusted by proposed dividend of $0.40 per Foster Wheeler share)	30.00 - 34.32	26.29 - 30.52	26.18
Implied Value range of the Offer ($16.00 plus 0.8998 AMEC shares)	34.81 - 38.81	30.58 - 32.14	31.59

IFBC also calculated the premium to be paid for a Foster Wheeler share represented by (i) the value of the Offer, based on the closing price and the 60-day volume weighted average share price of an AMEC share as of 12 February 2014 and the (ii) closing price and 60-day volume weighted average share price of a Foster Wheeler Share (reduced by the proposed dividend of $0.40 per Foster Wheeler share) as at (x) 26 November 2013 (the trading day prior to the 26 November 2013 press reports) and

(y) 10 January 2014 (the trading day prior to the announcement of the proposed offer). The following table summarises these analyses:

	Foster Wheeler Share Value (after proposed dividend payment)
	as of 26 November 2013 based on		as of 10 January 2014 based on
Premium of the Offer compared to the Value of a Foster Wheeler Share (%)	Closing Price ($28.33)	VWAP ($26.97)	Closing Price ($31.06)	VWAP ($29.71)
	(%)
Offer Value based on Closing Price of an AMEC share ($32.31, as of 12 February 2014)	14.0	19.8	4.0	8.8
Offer Value based on VWAP of an AMEC share ($31.75, as of 12 February 2014)	12.1	17.7	2.2	6.9

List of Reviewed Transactions

IFBC reviewed the following 47 historical transactions involving companies engaged in Foster Wheeler's and AMEC's business segments:

Date	Target	Acquirer	Enterprise Value(1)
			($ millions)
December 2013	Valerus Compression Services LP (Field Solution Divisions)	Kentz Corporation Limited	435.0
November 2013	Aker Solutions ASA (Well-Intervention Services Business)	EQT VI Fund	657.5
October 2013	Aker Pusnes AS	MacGREGOR Group AB	248.0
July 2013	Clough Limited (38.4% Stake)	Murray & Roberts Holdings Limited	857.9
July 2013	Michael Baker Corporation	Integrated Mission Solutions, LLC	323.4
July 2013	Brinderson, L.P.	Aegion Corporation	150.0
July 2012	The Shaw Group Inc.	Chicago Bridge & Iron	4,249.0
June 2012	Greenvision Ambiente s.p.a. (36.22% Stake)	Ladurner Finance S.p.A.	145.6
May 2012	NPS Energy	Aker Solutions ASA	460.0
April 2012	Entrepose Contracting (19.83% Stake)	Vinci SA	569.9
February 2012	Flint Energy Services Ltd	URS Corporation	1,415.7
November 2011	Neo Structo Construction Ltd	Bilfinger SE	80.0
May 2011	Petron Engineering Construction Ltd.	KazStroyService Global B.V.	62.5
May 2011	Maritime Industrial Services Co Ltd	Lamprell PLC	370.7

Date	Target	Acquirer	Enterprise Value(1)
			($ millions)
April 2011	Kvaerner ASA	Aker Solutions ASA (shareholders)	374.5
February 2011	John Wood Group plc (well support division)	General Electric Company	2,800.0
December 2010	Production Services Network Limited	John Wood Group Plc	955.0
December 2010	Easternwell Group	Transfield Services Limited	589.8
July 2010	The Babcock & Wilcox Company	McDermott International, Inc.	2,730.8
June 2010(2)	Spig s.p.a. (30% Stake)	Ambienta SgR SpA	127.7
June 2010(3)	Grontmij France	Grontmij N.V.	158.5
March 2010	Technip KTI SpA (75% Stake)	Maire Tecnimont SpA	94.5
December 2009	Hallin Marine Subsea International Plc	Superior Energy Services Inc	176.5
November 2009	CIMC Raffles Offshore (Singapore) Limited (81.7% Stake)	Bright Day Ltd	547.2
November 2009	Precision Pipeline LLC	MasTec, Inc.	150.0
September 2009(3)	TWP Holdings (Pty) Ltd	Basil Read Holdings Limited	104.2
June 2009	Great Offshore Limited (33.85% Stake)	Eleventh Land Developers Private Ltd	761.6
June 2009	Great Offshore Limited (27.56% Stake)	Natural Power Ventures Private Limited	845.2
February 2009(3)	PT Petrosea Tbk (82% Stake)	Indika Energy Tbk, PT	147.3
January 2009	Fomento de Construcciones y Contratas SA (2x 3.4% Stake)	Royal Bank of Scotland Group Plc & Credit Agricole	15,687.2
November 2008	Ferrostaal GmbH (70% Stake)	International Petroleum Investment Company	885.5
October 2008	Wanzek Construction, Inc	MasTec North America, Inc.	160.7
September 2008	Heurtey Petrochem SA (35% Stake)	IFP Investissements	148.5
August 2008	Indu Projects Limited (10% Stake)	CSFB Private Equity	1,216.1
March 2008	Chiyoda Corporation (23.13% Stake)	Mitsubishi Corporation	1,949.4
February 2008	Primoris Services Corporation	Rhapsody Acquisition Corporation	187.6

Date	Target	Acquirer	Enterprise Value(1)
			($ millions)
February 2008	Gaztransport & Technigaz SA (30% Stake)	Hellman & Friedman LLC	1,766.4
August 2007	Wirth Maschinen und Bohrgeraete Fabrik GmbH (50% Stake)	Aker Solutions ASA	70.6
July 2007(3)	DYWIDAG-Systems International GmbH	CVC Capital Partners Limited	1,906.6
June 2007	Aker Solutions ASA (16.04% Stake)	Saab AB; Investor AB; Government of Norway	6,868.6
May 2007	Washington Group International, Inc.	URS Corporation	2,671.3
May 2007	Entrepose Contracting (94.83% Stake)	Vinci SA	268.3
February 2007	Colt Engineering Corporation	WorleyParsons Limited	882.8
December 2006	McNicholas plc	Skanska AB	97.7
December 2006	Fomento de Construcciones y Contratas SA (15.07% Stake)	Inmobiliaria Colonial SA	20,686.8
April 2006	Aker Kvaerner (Pulping and Power business)	Metso Oyj	423.2
February 2006	Snamprogetti SpA	Saipem S.p.A.	493.4

Notes:

(1)
Enterprise value according to Mergermarket. The enterprise value is equal to the sum of the target company's implied equity value plus the value of its net debt at the date of the applicable transaction.

(2)
Target company only engaged in Foster Wheeler's business segments.

(3)
Target company only engaged in AMEC's business segments.

Intent to Tender

To Foster Wheeler's knowledge, after making reasonable inquiry, all of Foster Wheeler's Directors, executive officers and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority).

PLANS AND PROPOSALS FOR FOSTER WHEELER

Immediately following completion of the Offer, Foster Wheeler will be owned by AMEC through AMEC International Investments BV and will be a subsidiary of AMEC. AMEC's immediate priority will be to ensure that both AMEC and Foster Wheeler continue to provide a high quality service to their customers and to work efficiently towards achieving the anticipated cost and revenue synergies. Depending upon the results of the Offer and on the development of the integration plan, AMEC may engage in all, some or none of the steps discussed below. For further detail, see the section entitled "Background to and Reasons for the Offer—Reasons for the Offer—AMEC's Reasons for the Transaction".

Proposed Operating Structure

As part of the integration of Foster Wheeler, AMEC will review the operations of the Enlarged Group to ensure that they are structured in a manner that will enable it to provide its customers with high quality services across its geographic regions. The Enlarged Group intends to do so by reconstituting AMEC's geographic business units and Foster Wheeler's existing Global Power Group. The Enlarged Group's four business units are expected to be (i) Americas; (ii) Northern Europe & the Commonwealth of Independent States, referred to as CIS; (iii) Southern Europe & Asia, Middle East and Africa, referred to as AMEA, and (iv) Global Power Group. The Enlarged Group's proposed operating structure will be supported by a prominent strategy and business development function that is expected to enable the Enlarged Group to institute a coordinated approach to projects and operations across the four key markets (Oil & Gas, Mining, Clean Energy and Environment & Infrastructure).

General

AMEC intends to use any legally permitted method to acquire or control, directly or indirectly, 100 per cent. of the issued Foster Wheeler voting rights. If, following completion of the Offer, AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will initiate a Squeeze-Out Merger to acquire the remaining outstanding issued and to be issued Foster Wheeler voting rights as described in "—Squeeze-Out Merger under Swiss Law" below. If, following completion of the Offer, AMEC has, directly or indirectly, acquired or controls less than 90 per cent. of the issued Foster Wheeler voting rights, it may not be able to unilaterally effect a Squeeze-Out Merger under Swiss law at that time. In such circumstances, it may pursue any other legally permitted method under Swiss law to acquire the remaining outstanding issued and to be issued Foster Wheeler voting rights as further described in "—Other Possible Restructurings" below. US shareholders would participate in these transactions on the same terms as Swiss shareholders.

Under the DGCL, upon the acquisition and control of a majority of issued Foster Wheeler shares, AMEC would be permitted to effect a second-step merger, enabling it to acquire additional Foster Wheeler shares. However, the DGCL does not apply to Foster Wheeler because it is a Swiss-incorporated company.

AMEC, through AMEC International Investments BV, reserves the right to waive the minimum tender condition down to 66 2/3 per cent. following the expiration of the Offer in accordance with the US tender offer rules. Therefore, Foster Wheeler shareholders will not know at the time they make their decision to tender their shares the exact percentage of the Foster Wheeler voting rights AMEC will own or control, directly or indirectly, after the completion of the Offer, but they will know that, if the Offer is successful, such percentage will be at least 66 2/3 per cent. of the total issued voting rights of Foster Wheeler. Such waiver of the minimum tender condition will not have an effect on which methods are legally available to AMEC to allow it to acquire the remaining outstanding voting rights of Foster Wheeler, and AMEC may consider using any legally permitted method to acquire 100 per cent.

(or at least 90 per cent.) of the issued and to be issued Foster Wheeler voting rights (which may subsequently be followed by a Squeeze-Out Merger if AMEC has, directly or indirectly, acquired or controls more than 90 per cent. of the issued Foster Wheeler voting rights, but has not acquired or does not control 100 per cent.).

Following the completion of the Offer, any remaining, non-tendering Foster Wheeler shareholder will be a minority shareholder of Foster Wheeler with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets.

Controlling Shareholder

Following the completion of the Offer, AMEC, directly or indirectly, will hold at least 66 2/3 per cent. of the total issued voting rights of Foster Wheeler and, as a result, expects to have the authority to replace any or all of, and/or elect additional members of, Foster Wheeler's Board, subject to legal and regulatory requirements. The Offer is, among other things, conditioned upon (i) the resignation of the current Foster Wheeler Board members, with the exception of the New Directors, with effect from the closing of the Offer; (ii) the election by Foster Wheeler shareholders of directors nominated by AMEC to Foster Wheeler's Board at an EGM of Foster Wheeler to be effective from the date on which all conditions to the Offer, except for sub-paragraph (iii), are satisfied; and (iii) either (a) the execution, with effect from the completion of the Offer, of the mandate agreements by the New Directors and such mandate agreements not subsequently being terminated or (b) the registration of the directors nominated by AMEC in the competent commercial register.

AMEC may take various other actions in its capacity as controlling shareholder, which are described further below.

Post-Offer Acquisition and/or Restructuring of Foster Wheeler

Following completion of the Offer, AMEC may take steps to restructure Foster Wheeler and its subsidiaries to align them with the business and operational structure of AMEC.

In addition, AMEC intends to use any legally permitted method to acquire 100 per cent. of the issued and to be issued Foster Wheeler voting rights. For the aforementioned purposes, AMEC may consider, depending, among other things, on the number of Foster Wheeler shares validly tendered into the Offer and not properly withdrawn or otherwise, directly or indirectly, held or controlled by AMEC, and the number and identity of the minority shareholders and the number of Foster Wheeler shares held by them, purchasing additional Foster Wheeler shares from remaining Foster Wheeler minority shareholders and/or pursuing a number of processes. These include, without limitation:

•
a Squeeze-Out Merger under Swiss law (Abfindungsfusion);

•
a contribution of assets, businesses or shareholdings into Foster Wheeler in connection with a capital increase of Foster Wheeler by contribution in kind, whereby the pre-emptive rights of the remaining Foster Wheeler shareholders would be withdrawn and new Foster Wheeler shares would be issued to AMEC (or any of its affiliates contributing assets, businesses or shareholdings to Foster Wheeler);

•
a transfer of assets by Foster Wheeler and/or any of its subsidiaries for consideration in any permissible form; or

•
a statutory merger (Fusion), demerger (Aufspaltung) or spin-off (Abspaltung) under Swiss law.

AMEC may cause Foster Wheeler's Articles of Association, or those of any of its subsidiaries, to be amended and/or may cause Foster Wheeler to be converted into an entity with another legal form, or take or cause to be taken certain other measures.

It is possible that AMEC may not be able to acquire 100 per cent. (or at least 90 per cent.) of the issued and to be issued Foster Wheeler voting rights and/or complete any restructuring of Foster Wheeler or its subsidiaries in a timely manner, or at all. In addition, any acquisition and/or restructuring that takes place after the completion of the Offer may be the subject of litigation, and a court may delay the acquisition and/or restructuring or prohibit the acquisition and/or restructuring from occurring on the terms described in this prospectus, or at all. Accordingly, unless there is a subsequent offering period, non-tendering Foster Wheeler shareholders may not receive any consideration for such Foster Wheeler shares, and the liquidity and value of any Foster Wheeler shares that remain outstanding could be negatively affected.

Consideration Offered to Holders of Foster Wheeler Shares in Connection with a Post-Completion Acquisition and/or Restructuring

In connection with a post-Offer acquisition of Foster Wheeler shares and/or restructuring of Foster Wheeler, AMEC and/or its affiliates may provide the non-tendering Foster Wheeler shareholders with consideration which may include cash, securities, dividends or other distributions in cash or in kind, shares in the surviving or acquiring entity or entities in a statutory merger, demerger or spin-off or a combination thereof. Subject to applicable tender offer rules, the precise consideration minority Foster Wheeler shareholders may receive in such acquisition and/or restructuring may be different in form and/or value from the consideration that they would have received had they tendered their Foster Wheeler shares in the Offer, because, among other factors:

•
any such acquisition and/or restructuring may provide for or require the payment of consideration in a form (cash or non-cash) which is different from the Offer consideration;

•
the consideration to be paid in any acquisition and/or restructuring may have to be determined based on a valuation of Foster Wheeler and, where applicable, other merging, transferring or acquiring entities, at the time of the implementation of such acquisition and/or restructuring;

•
the value of the securities of AMEC or its affiliates at the time of completion of any such acquisition and/or restructuring may be different than at the time of the completion of the Offer;

•
the currency exchange rate at the time of the Offer and at the time such acquisition and/or restructuring is completed may be different;

•
the exchange ratio and/or a compensation payment payable in the event of a squeeze-out merger or a statutory merger, demerger or spin-off under Swiss law would be subject to appraisal rights and may therefore be subject to court review;

•
the tax consequences for Foster Wheeler shareholders of receiving consideration in any acquisition and/or restructuring may be different than if they had tendered their Foster Wheeler shares in the Offer;

•
the legal rights, such as dividend rights and voting rights, of Foster Wheeler shareholders may change depending on the form of the restructuring measures applied or as a result of the restructuring itself; and

•
the value of the Foster Wheeler shares and/or the underlying assets and/or liabilities may change over time.

Structural Steps to Implement a Post-Offer Restructuring of Foster Wheeler

AMEC may implement certain steps, processes and measures following the successful completion of the Offer. These steps, processes and measures are generally divided into (i) steps that may be taken if AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists (i.e., a Squeeze-Out Merger); and (ii) steps that may be taken if AMEC, directly or indirectly, acquires or controls less than 90 per cent. of the Foster Wheeler voting rights. The steps that may be taken if AMEC holds less than 90 per cent. of the Foster Wheeler voting rights may be applied cumulatively or in the alternative, depending on the percentage of Foster Wheeler shares tendered in the Offer. Such steps may be delayed or cancelled or may not take place at all, at the discretion of AMEC, subject to applicable provisions of US, Swiss or other applicable law, and may constitute a "going private" transaction within the meaning of Rule 13e-3. The precise steps, processes and measures have not yet been determined by AMEC as this will depend on future developments, such as the percentage of Foster Wheeler shares validly tendered and not properly withdrawn, including in any subsequent offering period, and the means available in a particular jurisdiction that would enable AMEC to acquire all of the Foster Wheeler voting rights. This decision will also take into account the applicable provisions of US, Swiss and other applicable laws.

Squeeze-Out Merger under Swiss Law

If, following completion of the Offer, AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will initiate a Squeeze-Out Merger (Abfindungsfusion) pursuant to article 8, paragraph 2 and article 18, paragraph 5 of the Swiss Merger Act, whereby Foster Wheeler will be merged with and into a wholly-owned direct or indirect Swiss subsidiary, or Swiss MergeCo (with Swiss MergeCo being the surviving entity). Remaining Foster Wheeler shareholders who do not tender their Foster Wheeler shares in the Offer (including in any subsequent offering period) will, as part of such Squeeze-Out Merger, be compensated (in cash or otherwise) as required pursuant to article 8, paragraph 2 of the Swiss Merger Act. However, in no event will they receive any shares of the surviving entity. Pursuant to the Swiss Merger Act, the amount or value of such compensation must be adequate, but such amount or value may be different in form and/or value from the consideration that Foster Wheeler shareholders receive in the Offer.

Among other requirements of Swiss law, in a Squeeze-Out Merger, the boards of the involved companies must set out the squeeze-out compensation to be paid to the remaining Foster Wheeler shareholders in a merger agreement and must explain and justify the legal and economic rationale for and the consequences of the merger, including the squeeze-out compensation, in a merger report. If, at the time the merger agreement is signed, more than six months have passed since the last balance sheet date of the involved entities or if the assets and/or liabilities of the involved entities have significantly changed since that date, an interim statutory balance sheet pursuant to the rules and regulations applicable to statutory accounts must be prepared. An independent audit expert must provide a report on the merger agreement, the merger report and the merger balance sheet and confirm, among other things, that the compensation to be paid to the remaining Foster Wheeler shareholders is justifiable. The shareholders of the merging entities have a right to inspect the merger agreement, the merger report and the audit report, as well as the annual reports and accounts of the involved entities for the preceding three financial years and, if applicable, the interim balance sheet, for a minimum of 30 calendar days prior to the shareholder meetings convened to vote on the Squeeze-Out Merger. Before the shareholder meetings to vote on the Squeeze-Out Merger are held, the work councils of the merging entities (or if no such councils exist, the employees of the merging entities) must be informed of and/or consulted on the merger. The Squeeze-Out Merger must be approved by the shareholders of the merging companies.

The following majorities are required to effect a Squeeze-Out Merger between Swiss companies pursuant to Swiss law:

•
transferring entity: approval by the holders of at least 90 per cent. of the issued voting rights;

•
surviving entity: approval by the holders of 66 2/3 per cent. of the votes represented at the shareholder meeting.

After the approval of the Squeeze-Out Merger by the shareholders of the merging entities, the boards of directors of the merging entities must apply and file for registration of the Squeeze-Out Merger with the competent commercial register. The Squeeze-Out Merger becomes effective upon registration in the competent commercial register.

In connection with a Squeeze-Out Merger, Foster Wheeler's shareholders may exercise appraisal rights under Article 105 of the Swiss Merger Act, in which case the adequacy (Angemessenheit) of the squeeze-out compensation would be subject to court review. See "The Offer—Appraisal Rights".

The Squeeze-Out Merger may constitute a "going private" transaction within the meaning of Rule 13e-3, which, absent an applicable exemption, would be subject to US federal securities law (including Rule 13e-3). See "—"Going Private" Transactions".

Other Possible Restructurings

If, following completion of the Offer, AMEC has, directly or indirectly, acquired or controls less than 90 per cent. of the issued Foster Wheeler voting rights, it may not be able to unilaterally effect a Squeeze-Out Merger under Swiss law immediately following completion of the Offer. However in such circumstances, AMEC may restructure Foster Wheeler and its subsidiaries to align them with the business and operational structure of AMEC using the post-completion restructurings described below. If after such post-completion restructurings AMEC, directly or indirectly, has acquired or controls at least 90 per cent. but less than 100 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will seek to carry out a Squeeze-Out Merger.

Contribution of Assets, Businesses or Shareholdings into Foster Wheeler

AMEC or an affiliate, by exercising its powers as a shareholder of Foster Wheeler, may approve a contribution of assets, businesses or shareholdings (in any legal form) into Foster Wheeler in connection with a capital increase of Foster Wheeler by a contribution in kind. As part of such a capital increase, AMEC or an affiliate would contribute assets, businesses or shareholdings into Foster Wheeler. In connection therewith, AMEC or an affiliate, by exercising its powers as a Foster Wheeler shareholder, would cause Foster Wheeler to withdraw the pre-emptive rights of the remaining Foster Wheeler minority shareholders. As a result, only AMEC or its affiliate would receive new Foster Wheeler shares as consideration for its contribution, thereby increasing its shareholding in Foster Wheeler and diluting the remaining Foster Wheeler minority shareholders. Under Swiss law, a capital increase by contribution in kind requires, among other things, a report of the board of directors of the company that increases its capital regarding, among other things, the nature and condition of the contributed assets, businesses or shareholdings and the adequacy of their valuation, as well as an auditor's review of such board report and certificate from the auditors confirming its completeness and accuracy.

Following such contribution, if AMEC has, directly or indirectly, acquired or controls at least 90 per cent. but less than 100 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will seek to carry out a Squeeze-Out Merger as described in "—Squeeze-Out Merger under Swiss Law" above.

Transfer of Assets by Foster Wheeler

AMEC or an affiliate may take steps to cause a transfer by Foster Wheeler or its subsidiaries of part or all or substantially all of their respective assets to AMEC or any of its affiliates in exchange for any form of consideration, including cash, shares, other equity securities or debt instruments, which may be limited in their entitlement to dividends and/or voting rights. Any such transfer would lead to Foster

Wheeler shareholders holding an interest in an entity with different assets and liabilities compared to those it currently holds. The value of such consideration received or such interest may depend in part on the value of the businesses of the Enlarged Group. Following such a transfer, Foster Wheeler (or one or more of its successors) may be liquidated, in which case the proceeds of the liquidation would be distributed to Foster Wheeler's shareholders in accordance with applicable law and the provisions of Foster Wheeler's Articles of Association.

A transfer of assets may constitute a "going private" transaction within the meaning of Rule 13e-3, which, absent an applicable exemption, would be subject to US federal securities law (including Rule 13e-3). See "—"Going Private" Transactions".

Statutory Merger, Demerger or Spin-off under Swiss Law

AMEC may take steps to implement a statutory merger (Fusion) between a direct or indirect subsidiary, referred to as MergeCo, and Foster Wheeler. In such a case, if Foster Wheeler is the surviving entity, AMEC may acquire control of additional Foster Wheeler shares. Alternatively, if MergeCo is the surviving entity, AMEC's control of MergeCo may be comparatively greater than its control of Foster Wheeler prior to the statutory merger. A statutory merger between Swiss companies must, pursuant to Swiss law, be approved by the shareholders of the merging companies with a majority of 66 2/3 per cent. of the votes represented at the shareholders' meeting and the absolute majority (i.e. greater than 50 per cent.) of the capital represented, and would otherwise be subject to similar procedural rules of Swiss law and include similar safeguards as a Squeeze-Out Merger, including appraisal rights.

Upon completion of a statutory merger under Swiss law, the surviving entity would acquire all assets and liabilities of the other entity by operation of law, which would then cease to exist. MergeCo may have a different legal form than Foster Wheeler and may not have securities listed or publicly traded or may have securities which are subject to transfer restrictions.

If MergeCo is the surviving entity, shareholders of Foster Wheeler could, by operation of law, become shareholders in MergeCo or would receive cash consideration on the basis of the applicable "exchange ratio" (which may come with a compensation payment of up to 10 per cent. of the value of the MergeCo shares allocated to such Foster Wheeler shareholders) if their total shareholdings in Foster Wheeler are so small, or the newly granted shares are of such nominal value, that such shareholders would not be entitled to any newly issued shares in MergeCo. If Foster Wheeler is the surviving entity, the shareholders of Foster Wheeler (including AMEC or its affiliate holding Foster Wheeler shares directly) would continue to hold their shares, and the shareholders of MergeCo (AMEC or an affiliate) would receive (additional) shares in Foster Wheeler. The "exchange ratio" would be determined by the boards of directors of the involved entities in a merger agreement and would need to be explained and justified in a merger report issued by the boards of directors of the involved entities, confirmed by an independent audit expert that it is justifiable and approved by shareholders. The identity and legal form of MergeCo, the composition of its share capital, the economic and other rights attaching to its shares and other aspects related to its organisational structure would be determined by the shareholders and the board of directors of MergeCo prior to or in connection with the statutory merger. The shares issued by MergeCo may be subject to transfer restrictions imposed by MergeCo's articles of association or statutory transfer restrictions.

A statutory merger between a Swiss MergeCo and Foster Wheeler would be subject to applicable provisions of Swiss law. In any statutory merger, the relative shareholding of the minority holders of Foster Wheeler shares in Foster Wheeler or in MergeCo, as the case may be, compared to their shareholding in Foster Wheeler before the statutory merger and that of other shareholders, may decrease.

Similar results to those described above in respect of a statutory merger may be achieved through a demerger (Aufspaltung) or spin-off (Abspaltung) of Foster Wheeler, any of Foster Wheeler's businesses or one or more of Foster Wheeler's subsidiaries or any of Foster Wheeler's assets and liabilities under Swiss law, whereby one or more of the acquiring entities may be an affiliate of AMEC. Any acquiring entity may have a different legal form than Foster Wheeler and may not have securities listed or publicly traded or may have securities which are subject to transfer restrictions. A (symmetric) demerger or spin-off, whereby the shareholders of the transferring entity would be allocated shares in the acquiring entity or entities in the same proportion (among them) as their existing shareholding in Foster Wheeler, between Swiss companies would, pursuant to Swiss law, have to be approved by the shareholders of the involved entities with a majority of 66 2/3 per cent. of the votes represented at the shareholders' meetings and the absolute majority of the share capital represented at the meetings, and would otherwise be subject to similar procedural rules of Swiss law and include similar safeguards, including appraisal rights, as a statutory merger.

In the event of a demerger (split-up) of Foster Wheeler, Foster Wheeler would cease to exist and shareholders of Foster Wheeler would, by operation of law, become shareholders in the acquiring entities, alongside the existing shareholders of such acquiring entities, or be cashed out on the basis of the applicable exchange ratio (which may come with a compensation payment of up to 10 per cent. of the value of the allocated shares) if their total shareholdings in Foster Wheeler are so small or the newly granted shares are of such nominal value that such shareholders would not be entitled to any newly issued shares in the acquiring entity.

In the event of a spin-off by Foster Wheeler, Foster Wheeler would continue to exist and shareholders in Foster Wheeler would, by operation of law, also become shareholders in the acquiring entity or entities, or be cashed out on the basis of the applicable "exchange ratio" (which may come with a compensation payment of up to 10 per cent. of the value of the allocated shares) if their total shareholdings in Foster Wheeler are so small or the newly granted shares are of such nominal value that such shareholders would not be entitled to any newly issued shares in the acquiring entity.

In a demerger (split-up), or spin-off by AMEC or an affiliate of AMEC with Foster Wheeler acting as the acquiring entity or one of the acquiring entities, Foster Wheeler would issue Foster Wheeler shares to the shareholders of AMEC or such affiliate, thereby decreasing the minority holders' relative shareholding in Foster Wheeler.

A demerger (split-up), or spin-off involving Foster Wheeler and one or more other Swiss entities would be subject to applicable provisions of Swiss law. In any demerger (split-up), or spin-off, the relative shareholding of the minority holders of Foster Wheeler shares in Foster Wheeler or in the acquiring entity or entities, compared to their shareholding in Foster Wheeler before the demerger or spin-off and that of other shareholders, may decrease.

A statutory merger or demerger (split-up), under Swiss law may constitute a "going private" transaction within the meaning of Rule 13e-3, which, absent an applicable exemption, would be subject to US federal securities law (including Rule 13e-3). See "—"Going Private" Transactions".

Other Measures

AMEC also reserves the right to submit proposals to Foster Wheeler's shareholders to alter the corporate governance and capital structure of Foster Wheeler, including through capital increases, cancellation of shares or other capital reductions, distributions of dividends in cash or in kind, including from reserves, or amendments to Foster Wheeler's Articles of Association to, among other things, implement transfer restrictions on all or some of Foster Wheeler's shares, change Foster Wheeler's legal form, which may cause Foster Wheeler's shares to become subject to different transfer restrictions, create or convert shares into separate classes of shares with different profit entitlements or otherwise change the rights attached to one or more classes of shares.

Any and all of the measures and processes described above may be undertaken cumulatively or alternatively in AMEC's sole discretion, subject to applicable law and Foster Wheeler's Articles of

Association. Any distributions may take the form of a dividend in cash or in kind, including from reserves, a capital repayment or, if Foster Wheeler is liquidated, a distribution of liquidation proceeds.

"Going Private" Transactions

It is possible that a post-Offer "second-step" transaction (including the transactions described above) may constitute a "going private" transaction within the meaning of Rule 13e-3 unless an exemption applies, depending on the extent of AMEC's shareholding in Foster Wheeler and the timing and nature of steps to be taken with respect to Foster Wheeler and its shares. If any second-step transaction does constitute a "going private" transaction within the meaning of Rule 13e-3, absent an applicable exemption (such as the exemption available under Rule 13e-3(g)(1)) AMEC, as an affiliate of Foster Wheeler, would be subject to US federal securities law (including Rule 13e-3) and would be required to file a Schedule 13E-3 with the SEC that would describe, among other things, the reasons for the "going private" transaction, the relationship of the parties involved, the source(s) of financing and the process used to determine the valuation or price paid to minority shareholders, as well as detailed disclosures as to the fairness of any such transaction to minority shareholders. In connection with any such "going private" transaction, AMEC would take the steps described in "—Delisting and Deregistration" below.

Time-frame for Completion of a Post-Offer Restructuring

AMEC intends to consummate the most appropriate second-step transaction or transactions to acquire 100 per cent. of the issued and to be issued Foster Wheeler voting rights as soon as reasonably practicable following the completion of the Offer. However, the nature of the restructuring and circumstances at the time may have a significant effect on the time-frame for its completion. For example, if following completion of the Offer, AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, a Squeeze-Out Merger can be initiated promptly upon completion of the Offer, and would, without any objections, blockages or other challenges normally be expected to take between two and six months to complete, which timing may be affected by, among other things, the number of minority shareholders and where they are located. If, however, one or more minority shareholders object and block the registration of the Squeeze-Out Merger in the commercial register and/or challenge the Squeeze-Out Merger, or if other litigation is pending (whether or not involving minority shareholders), this could significantly delay the process and the effectiveness of the Squeeze-Out Merger.

At this time, it is not possible to give an accurate indication of the time-frame for completion of any of the available restructuring options described above. Factors that will significantly impact the time-frame for completion of any of these options are substantially those applicable in the context of a Squeeze-Out Merger as described above. However, additional factors which may affect the timing include regulatory matters and requirements, employee information and consultation, issues relating to the valuation of the Foster Wheeler businesses and issues relating to tax and accounting treatment.

Delisting and Deregistration

NASDAQ Listing

In the event that AMEC acquires direct or indirect control of Foster Wheeler, as soon as practicable following completion of the Offer, and to the extent permitted under applicable law and stock exchange regulations, AMEC intends to cause the Foster Wheeler shares to be delisted from NASDAQ. Depending upon the number of Foster Wheeler shares purchased pursuant to the Offer, the Foster Wheeler shares may no longer meet the requirements for continued listing on NASDAQ. According to the published NASDAQ guidelines, NASDAQ would consider delisting the Foster Wheeler shares if, among other things, the total number of holders of Foster Wheeler shares falls below 400 or the number of publicly held Foster Wheeler shares falls below 750,000. Foster Wheeler shares held by officers or directors of Foster Wheeler or their immediate families, or by any beneficial owner of

10 per cent. or more of such Foster Wheeler shares, ordinarily will not be considered as being "publicly held" for this purpose.

As at 30 June 2014, there were 100,064,647 Foster Wheeler shares outstanding. If the Foster Wheeler shares were to be delisted from NASDAQ following completion of the Offer but prior to the initiation of the Squeeze-Out Merger, it is possible that, subject to such factors as the number of shareholders and/or the aggregate market value of the publicly traded Foster Wheeler shares remaining at such time and the interest in maintaining a market in Foster Wheeler shares on the part of securities firms, Foster Wheeler shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. Following completion of the Offer, the number of publicly held Foster Wheeler shares may be so small that there may no longer be an active trading market for Foster Wheeler shares. The absence of an active trading market, and corresponding lack of analyst coverage, could reduce the liquidity and, consequently, the market value of your Foster Wheeler shares. See "Risk Factors—Risks related to the Offer—The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares". Trading in Foster Wheeler shares is expected to cease upon the completion of the Squeeze-Out Merger if trading has not ceased earlier. Upon completion of the Squeeze-Out Merger, all Foster Wheeler shares not owned by AMEC will be cancelled.

Exchange Act Registration

The Foster Wheeler shares are currently registered under the Exchange Act. As a result, Foster Wheeler currently files periodic and current reports, among other documents, with the SEC. As promptly as practicable following delisting of the Foster Wheeler shares from NASDAQ and provided that the criteria for deregistration are met, AMEC intends to take steps, subject to the applicable Exchange Act rules, to cause the termination of Foster Wheeler's reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Foster Wheeler may terminate its reporting obligations if (i) the outstanding Foster Wheeler shares are not listed on a national securities exchange and (ii) either there are fewer than 300 holders of record of the Foster Wheeler shares in the United States or Foster Wheeler's US average daily trading volume, or ADTV, over the recent 12-month period did not exceed five per cent. of its worldwide ADTV. Such termination, once effective, would reduce the information that Foster Wheeler must furnish to its shareholders as Foster Wheeler would cease filing periodic reports with the SEC.

If the Foster Wheeler shares are no longer registered under the Exchange Act, certain requirements of the Exchange Act would no longer apply. For example, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Foster Wheeler. In addition, Foster Wheeler would no longer be required to furnish a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of Foster Wheeler shareholders. Furthermore, the ability of Foster Wheeler's affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act could be impaired or eliminated.

Corporate Governance Requirements

Following completion of the Offer, in the event that delisting from NASDAQ does not occur, AMEC may cause Foster Wheeler to take all action necessary to be treated as a "controlled company", as defined by Rule 5615(c) of the NASDAQ Rules (or any successor provision), which means that Foster Wheeler would be exempt from the requirement that Foster Wheeler's Board be composed of a majority of "independent directors" and the related rules covering the independence of directors serving on the governance and nominating committee and the compensation and executive development committee of Foster Wheeler's Board.

Margin Regulations

The Foster Wheeler shares are currently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Foster Wheeler shares as collateral. If the Foster Wheeler shares were delisted and registration of the Foster Wheeler shares under the Exchange Act were terminated, and absent an applicable safe harbour or exemption, following completion of the Offer, the Foster Wheeler shares may no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board, in which event the Foster Wheeler shares would be ineligible as collateral for margin loans made by brokers.

THE OFFER

The Offer

AMEC, through AMEC International Investments BV, is offering to acquire all of the issued and to be issued Foster Wheeler shares pursuant to an offer to exchange to all Foster Wheeler shareholders. Foster Wheeler shareholders may elect to receive cash and/or AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs. The Offer is being made pursuant to the terms and subject to the conditions set out herein.

The Offer is being made for all Foster Wheeler shares. As at 30 June 2014, there were 100,064,647 Foster Wheeler shares outstanding.

The Offer will commence at                        New York City time (                        London time;                        Zug time) on                        2014. The Offer will expire at 11:59 p.m. New York City time (                        London time;                        Zug time) on                        2014, unless extended.

Terms of the Offer

AMEC, through AMEC International Investments BV, is offering to exchange for each Foster Wheeler share validly tendered and not properly withdrawn the right to receive a combination of:

•
$16.00 in cash; and

•
0.8998 AMEC securities.

The Offer will allow for a "mix and match" election, whereby tendering Foster Wheeler shareholders may elect to receive either:

•
$32.00 in cash, without interest, or the cash consideration; or

•
1.7996 AMEC securities, or the share consideration, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs,

for each Foster Wheeler share held, subject to proration and as described further below.

This represents approximately $3.3 billion in aggregate, calculated using the closing AMEC share price of £10.92 and an exchange rate of $1.6580 per pound sterling as at 12 February 2014.

The aggregate amount of cash and the total number of AMEC securities (whether in the form of AMEC shares or AMEC ADSs) to be paid and issued pursuant to the Offer, respectively, are fixed. Therefore, as a result of the mix and match election (described further below) Foster Wheeler shareholders cannot be certain of receiving the form of consideration that they elect with respect to all of their Foster Wheeler shares.

Mix and Match Election and Proration

The consideration to be paid in the Offer shall consist of $16.00 in cash and 0.8998 AMEC securities for each Foster Wheeler share held, which tendering Foster Wheeler shareholders may elect to receive as (i) $32.00 in cash or (ii) 1.7996 AMEC securities (whether in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholder). AMEC, through AMEC International Investments BV, therefore has set a fixed amount of cash, or the total cash consideration and a fixed amount of AMEC securities, or the total share consideration, to be paid as consideration in the Offer if all Foster Wheeler shares are tendered. The total cash consideration being offered is $1,616,662,240 and the total share consideration is 90,917,043 AMEC shares.

At the closing of the Offer, the amount of each type of consideration available to tendering holders will be proportionate to the level of acceptance by shareholders. For example, if 85 per cent. of holders tender their shares, 85 per cent. of the total cash consideration and 85 per cent. of the total share consideration will be available to those tendering holders.

The letter of transmittal provided to Foster Wheeler shareholders will permit tendering Foster Wheeler shareholders to make an election to receive cash or AMEC securities for each of their validly tendered Foster Wheeler shares. With respect to each Foster Wheeler share in exchange for which AMEC securities will be issued, the tendering Foster Wheeler shareholder may elect to receive AMEC shares or AMEC ADSs. The Foster Wheeler shareholders may also choose to make no election, in which case if they receive share consideration, they will be deemed to have elected to receive AMEC shares.

If the available amounts of each type of consideration are sufficient to satisfy the elections of the tendering Foster Wheeler shareholders at the closing of the Offer, the tendering Foster Wheeler shareholders shall receive the type of consideration elected for each share tendered. Foster Wheeler shareholders who made no election in the Offer will receive cash and AMEC shares in proportion to the amount of each type of consideration that remains after payment to shareholders who have validly made elections.

At the end of the Offer period, if the available amounts of either type of consideration are not sufficient to satisfy the elections of the tendering Foster Wheeler shareholders at the closing of the Offer, the exchange agent will allocate the available consideration on a pro rata basis as mutually and reasonably determined by AMEC and Foster Wheeler. Shareholders who make no election will receive the type of consideration that is not oversubscribed, which will depend on the valid elections of tendering Foster Wheeler shareholders. Shareholders who do not select either AMEC shares or AMEC ADSs and who receive share consideration will receive AMEC shares.

Subject to proration as described below, Foster Wheeler shareholders who tender their Foster Wheeler shares in a subsequent offering period will have the same right as those who tender their Foster Wheeler shares in the initial offering period to elect to receive either (i) $32.00 in cash or (ii) 1.7996 AMEC securities in exchange for each Foster Wheeler share held, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs, in exchange for each Foster Wheeler share held. The actual amount of cash and number of AMEC securities to be paid and issued, respectively, for Foster Wheeler shares tendered on any given day during a subsequent offering period will be subject to proration based on the percentage of Foster Wheeler's total shares tendered on such day. Once that percentage is known (at the end of each day of a subsequent offering period on which Foster Wheeler shares are tendered), an equivalent percentage of the total cash consideration and the total securities consideration will be available as the cash consideration and securities consideration available for the Foster Wheeler shares tendered on that day. Subject to those available consideration pools and to the elections made by tendering Foster Wheeler shareholders, proration will occur on each day of any subsequent offering period on which Foster Wheeler shares are tendered as necessary to ensure that the total aggregate consideration payable under the Offer does not exceed the total cash consideration and the total securities consideration, and only a percentage of each of the total cash consideration and total securities consideration equal to the percentage of Foster Wheeler shares tendered on such date will be payable under the Offer so as to provide all Foster Wheeler shareholders, regardless of when they tender, the same right to elect their preferred type of consideration to the greatest extent possible, taking into account the amount of consideration remaining in each of the pools. The percentage of available consideration on any day of a subsequent offering period will be equal to (i) the total number of Foster Wheeler shares tendered on the relevant day of the subsequent offering period over (ii) the total issued Foster Wheeler shares prior to the Offer. The total amount of cash and the total number of AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) available to be paid and issued in a subsequent offering period (if any) will depend on the total number of Foster Wheeler shares tendered during such subsequent offering period and, in addition to being less than what is available in the initial offering period, will be subject to the elections of other Foster Wheeler shareholders on each day during a subsequent offering period.

Expiration Date; Extension of the Offer

The Offer will expire at 11:59 p.m. New York City time (                        London time;                        Zug time) on                        2014, unless the expiration time of the Offer is extended in accordance with US tender offer rules or the terms of the Implementation Agreement, as set out herein.

US tender offer rules require that the acceptance period of the Offer be extended if the consideration being offered increases or decreases within 10 US business days of the then-scheduled expiration date of the Offer, so that the Offer will expire no less than 10 US business days after the publication of the change.

AMEC will also cause AMEC International Investments BV to extend the Offer, to the extent required by applicable US tender offer rules, if it:

•
makes a material change to the terms of the Offer, other than a change in the consideration being offered in the Offer; or

•
makes a material change in the information concerning the Offer, or waives a material condition of the Offer.

AMEC will also cause AMEC International Investments BV to extend the Offer:

•
if one or more of the conditions to the Offer is not satisfied, or, to the extent legally permitted, waived, in which case AMEC will cause AMEC International Investments BV to extend the period of time for which the Offer is open, in consecutive periods of up to 10 Business Days, until all the conditions are satisfied or waived, except that neither AMEC nor AMEC International Investments BV will be required to extend the Offer beyond 31 October 2014 except in limited circumstances, as provided for in the Implementation Agreement; or

•
to the extent required and for such minimum period required by any rule, regulation, interpretation or position of the SEC, NASDAQ or any other applicable laws.

Following the first date on which all conditions to the Offer, other than the minimum tender condition, have been satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to extend the Offer for a single, five Business Day period.

If AMEC and AMEC International Investments BV extend the Offer, AMEC and/or AMEC International Investments BV will notify the exchange agent by written or oral notice confirmed in writing and also make an announcement to that effect by no later than 9:00 a.m. New York City time on NASDAQ on the next US business day after the scheduled expiration date of the Offer. AMEC and/or AMEC International Investments BV will announce any extension of the Offer by AMEC International Investments BV by issuing a press release, including on the Dow Jones News Service and the RNS. During an extension, any Foster Wheeler shares validly tendered and not properly withdrawn will remain subject to purchase in the Offer and subject to the right of each holder to withdraw the Foster Wheeler shares that such holder has previously tendered. If AMEC and AMEC International Investments BV extend the period of time during which the Offer is open, the Offer will expire at the latest time and date to which the Offer is extended.

Subject to the requirements of the US tender offer rules (including US tender offer rules that require that material changes to an offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which AMEC may choose to make any public announcement, AMEC will not have any obligation to communicate any public announcement other than as described above.

Election to Deposit AMEC Shares in the AMEC ADS Facility

AMEC has established an ADS facility in the United States, and AMEC ADSs issued thereunder will be registered with the SEC and AMEC intends to apply for the AMEC ADSs to be listed on the NYSE. AMEC ADSs will commence trading on the NYSE following completion of the Offer. Foster Wheeler shareholders will be able to elect to receive AMEC shares in the form of AMEC ADSs under the terms of the Offer. AMEC ADSs will be issued under the facility operated by the AMEC depositary, at the ratio of one AMEC ADS for every one AMEC share. The rights of holders of AMEC ADSs will be governed by the terms of a deposit agreement among the AMEC depositary, AMEC and the owners and beneficial owners of AMEC ADSs. See the section entitled "Description of AMEC American Depositary Shares".

Withdrawal Rights

Foster Wheeler shares tendered for exchange during the initial offering period, including any extension thereof, may be withdrawn at any time prior to the expiration of the Offer (including any extensions thereof) and at any time after the expiration of the Offer until AMEC International Investments BV accepts Foster Wheeler shares for exchange. Once AMEC International Investments BV accepts Foster Wheeler shares for exchange pursuant to the Offer, you will not be able to withdraw any tendered Foster Wheeler shares. You also will not be able to withdraw any Foster Wheeler shares tendered during the subsequent offering period, if one is provided.

You may not rescind a withdrawal. If you withdraw tendered Foster Wheeler shares, they will be deemed not validly tendered for purposes of the Offer. However, you may re-tender withdrawn Foster Wheeler shares at any time before the expiration of the Offer by following the procedures described under "—Procedures for Tendering Foster Wheeler Shares" below.

Withdrawal of Tendered Foster Wheeler Shares

If you tendered your Foster Wheeler shares to the exchange agent by delivering a letter of transmittal, you may withdraw your Foster Wheeler shares by delivering to the exchange agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (if the letter of transmittal required a signature guarantee) before the expiration of the Offer or at any time after the expiration of the Offer until AMEC International Investments BV accepts Foster Wheeler shares for exchange.

If you tendered your Foster Wheeler shares by means of the book-entry confirmation procedures of DTC, you may withdraw your Foster Wheeler shares by instructing your financial intermediary, broker, dealer, commercial bank, trust company or other entity through which you hold your Foster Wheeler shares to cause the DTC participant through which your Foster Wheeler shares were tendered to deliver a notice of withdrawal to the exchange agent through the book-entry confirmation facilities of DTC prior to the expiration of the Offer.

Conditions to the Offer

The Offer is subject to the following conditions. AMEC shall not be obliged to purchase any Foster Wheeler shares validly tendered (or defectively tendered provided that such defect is waived by AMEC) in the Offer and not properly withdrawn if the following conditions have not been satisfied, or to the extent legally permitted, waived.

(a)
Approval by AMEC Shareholders

  The approval by AMEC shareholders at an extraordinary general meeting to be held on                2014 of the Acquisition and any such resolutions as may be required for the purposes of the listing rules of the UKLA and as may be required by applicable law or regulation to issue the AMEC securities;

(b)
Competition and Antitrust

  (i) The expiration or termination of any applicable waiting period under the HSR Act; (ii) the issuance of a decision by the European Commission clearing the Acquisition to proceed; (iii) the receipt of antitrust clearance in certain other jurisdictions; and (iv) the receipt of approval from CFIUS;

(c)
Minimum Tender Condition

  The receipt of acceptances in respect of at least 80 per cent. of the total issued Foster Wheeler shares, which may be waived by AMEC down to 66 2/3 per cent., upon expiration of the initial offering period, which have been validly tendered (or defectively tendered provided that such defect is waived by AMEC) and not properly withdrawn in the Offer, on a combined basis, or which are otherwise held by AMEC;

(d)
Foster Wheeler Material Adverse Effect

  The absence of any change, effect, event, fact, variation, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Foster Wheeler and its subsidiaries taken as a whole, subject to certain exceptions listed in Schedule 1 of the Implementation Agreement;

(e)
Amendments to Foster Wheeler's Articles of Association

  The approval by Foster Wheeler shareholders at an extraordinary general meeting to be held on 10 July 2014 of amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation contained in Foster Wheeler's Articles of Association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates, acquires more than two-thirds of Foster Wheeler's issued and outstanding shares in a successful public tender offer; and either (i) the registration of the approved amendments of Foster Wheeler's Articles of Association with the competent commercial register; or (ii) the granting of an exception by Foster Wheeler's Board with the agreement of Foster Wheeler and AMEC from the transfer restrictions and voting limitations in relation to the Foster Wheeler shares acquired by AMEC or its direct wholly-owned subsidiary in the Offer and in the case of either (i) or (ii) no other transfer restrictions or voting limitations having been introduced or resolved to be introduced in the Articles of Association of Foster Wheeler;

(f)
Share Register

  Foster Wheeler's Board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as a shareholder with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer with effect from the closing of the Offer (or, if applicable, to register, or maintain the registration of, the clearing nominees in the Foster Wheeler share register as shareholders with voting rights in respect of all Foster Wheeler shares such clearing nominees hold on behalf of AMEC and/or its affiliates with effect from the closing of the Offer), subject to (i) the amendments of Foster Wheeler's Articles of Association being approved by Foster Wheeler's shareholders and the amendment being registered in the commercial register; (ii) AMEC and/or its affiliates (or, if applicable, the clearing nominees) being exempt from the transfer restriction and voting limitation contained in Foster Wheeler's Articles of Association pursuant to the amendments referred to in (i); and (iii) all conditions to the Offer (other than this condition and the foregoing condition) being satisfied or waived;

(g)
Board of Directors

  (i) The resignation of the current Foster Wheeler Board members, with the exception of the New Directors, with effect from the closing of the Offer; (ii) the election by Foster Wheeler shareholders of the directors nominated by AMEC for election to Foster Wheeler's Board at an extraordinary general meeting, or EGM, of Foster Wheeler to be effective from the date on which all conditions to the Offer, except for sub-paragraph (iii), are satisfied; and (iii) either (a) the New Directors having entered into, and not subsequently having terminated, mandate agreements subject only to, and with effect from, the closing of the Offer or (b) the registration of the directors nominated by AMEC in the Swiss commercial register;

(h)
Governmental Action

  The absence of any action by a governmental authority that would have the effect of making acceptance for payment of Foster Wheeler shares in the Offer illegal or otherwise prevent or prohibit completion of the Offer or that would require AMEC or any of its subsidiaries to meet any condition or requirement that would result in an AMEC material adverse effect. For this purpose, an AMEC material adverse effect is defined in Schedule 1 of the Implementation Agreement;

(i)
Registration Statements Declared Effective by the SEC

  The registration statement on Form F-4 of which this prospectus forms a part, and the registration statement on Form F-6 registering the AMEC ADSs each having been declared effective under the Securities Act and the absence of a stop order or proceeding seeking a stop order by the SEC with respect thereto, which is referred to as the SEC Registration Condition;

(j)
Admission to the LSE

  The admission of the new AMEC shares to be issued in the Offer or underlying the AMEC ADSs to be issued in the Offer to the premium listing segment of the Official List and the admission to trading of the new AMEC shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the current admission standards, or (if AMEC so determines and subject to the consent of Foster Wheeler) the UKLA agreeing or confirming its decision to admit such shares to the premium segment of the Official List of the London Stock Exchange and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Offer otherwise becoming or being declared unconditional in all respects, which is referred to as the UK Listing Condition;

(k)
Admission to NASDAQ or the NYSE

  The AMEC ADSs having been authorised for listing on either NASDAQ or the NYSE, which is referred to as the US Listing Condition; and

(l)
Termination

  The Implementation Agreement having not been validly terminated.

The conditions to the Offer are for the benefit of AMEC and, to the extent legally permitted and subject to the terms of the Implementation Agreement, may be waived by AMEC (either in whole or in part) at any time prior to the end of the offer period. Notice of any such waiver will be given in the manner prescribed by applicable law. However, AMEC may not, without the prior written consent of Foster Wheeler, among other things, amend, modify or waive the minimum tender condition below 66 2/3 per cent. or amend, modify or waive the SEC Registration Condition, the UK Listing Condition or the US Listing Condition.

Subject to the US tender offer rules (including US tender offer rules that require that material changes of a condition be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), AMEC reserves the right, at any time, and from time to time, to waive any of the conditions to the Offer in any respect (including the minimum tender condition to the extent permissible), by giving oral or written notice of the waiver to the exchange agent and by making a public announcement in accordance with the procedures outlined in "—Expiration Date; Extension of the Offer" above.

Procedures for Tendering Foster Wheeler Shares

If you hold your Foster Wheeler shares in registered form, you may tender your Foster Wheeler shares to the exchange agent by delivering to the exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution, before the expiration of the Offer. If your Foster Wheeler shares are not available, you may also follow the guaranteed delivery procedures described under "—Guaranteed Delivery Procedures" below.

If you hold your Foster Wheeler shares through a financial intermediary, you should instruct your financial intermediary through which you hold your Foster Wheeler shares to arrange for a DTC participant holding the Foster Wheeler shares in its DTC account to tender your Foster Wheeler shares in the Offer to the exchange agent by means of delivery through the book-entry confirmation facilities of DTC of your Foster Wheeler shares to the DTC account of the exchange agent, together with an agent's message acknowledging that the tendering holder has received and agrees to be bound by the letter of transmittal, before the expiration of the Offer.

Tendered Foster Wheeler shares will be held in an account controlled by the exchange agent, and consequently you will not be able to sell, assign, transfer or otherwise dispose of your Foster Wheeler shares until such time as (i) you withdraw your Foster Wheeler shares from the Offer; (ii) your Foster Wheeler shares have been exchanged (subject to the terms and conditions of the Offer); or (iii) your Foster Wheeler shares have been returned to you if the Offer is not completed or because they were not accepted for exchange.

Registered holders of Foster Wheeler shares should send their properly completed and duly executed letters of transmittal only to the exchange agent and not to Foster Wheeler or the information agent. Letters of transmittal properly completed and duly executed, together with the corresponding Foster Wheeler shares, must be received by the exchange agent before the expiration of the Offer to be accepted for exchange. The method of delivery of Foster Wheeler shares and letters of transmittal is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. In all cases, you should allow sufficient time to ensure timely delivery.

Guaranteed Delivery Procedures

If you wish to tender your Foster Wheeler shares in the Offer and your Foster Wheeler shares are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration of the Offer or the procedure for book-entry transfer cannot be completed on a timely basis, you may nevertheless properly tender your Foster Wheeler shares if all the following conditions are satisfied:

•
your tender is made by or through an eligible institution;

•
a properly completed and duly executed letter of transmittal, substantially in the form provided with this prospectus, is received by the exchange agent as provided below before the expiration of the Offer; and

•
Foster Wheeler shares in proper form for transfer, together with a properly completed and duly executed letter of transmittal, together with any required signature guarantees or, in the case of a book-entry transfer, a book-entry confirmation along with an agent's message and any other required documents, are received by the exchange agent within three US business days after the date of execution of the notice of guaranteed delivery.

Any notice of guaranteed delivery may be delivered by hand, mail or facsimile to the exchange agent and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. In the case of Foster Wheeler shares held through the book-entry transfer system of DTC, the notice of guaranteed delivery must be delivered to the exchange agent by a DTC participant by means of the DTC book-entry transfer confirmation system.

Acceptance of Tendered Foster Wheeler Shares

If the conditions referred to under "—Conditions to the Offer" above have been satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to accept for exchange and will exchange all Foster Wheeler shares that have been validly tendered (or defectively tendered provided that such defect has been waived by AMEC through AMEC International Investments BV) and not properly withdrawn pursuant to the terms of the Offer and procure the delivery of cash and AMEC securities for the account of the tendering holders no later than three US business days after AMEC and AMEC International Investments BV announce that the conditions to the Offer have been satisfied or, to the extent legally permitted, waived, and the Offer is declared unconditional.

Under no circumstances will interest be paid on the exchange of Foster Wheeler shares, regardless of any delay in making the exchange or any extension of the Offer.

Exchange of Foster Wheeler shares accepted for exchange pursuant to the Offer will in all cases be made only after timely receipt of (i) certificates representing the tendered Foster Wheeler shares (or a confirmation of a book-entry transfer), (ii) a letter of transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an agent's message in connection with a book-entry transfer of such AMEC shares, and (iii) any other required documents.

During a subsequent offering period, if one is provided, AMEC will cause AMEC International Investments BV to accept for exchange and pay for any Foster Wheeler shares tendered into the Offer on each day of the subsequent offering period. Subject to proration as described below, Foster Wheeler shareholders who tender their Foster Wheeler shares in a subsequent offering period will have the same right as those who tender their Foster Wheeler shares in the initial offering period to elect to receive either (i) $32.00 in cash or (ii) 1.7996 AMEC securities in exchange for each Foster Wheeler share held, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs.

The actual amount of cash and number of AMEC securities to be paid and issued, respectively, for Foster Wheeler shares tendered on any given day during a subsequent offering period will be subject to proration based on the percentage of Foster Wheeler's total shares tendered on such day. Once that percentage is known (at the end of each day of a subsequent offering period on which Foster Wheeler shares are tendered), an equivalent percentage of the total cash consideration and the total securities consideration will be available as the cash consideration and securities consideration available for the Foster Wheeler shares tendered on that day.

Subject to those available consideration pools and to the elections made by tendering Foster Wheeler shareholders, proration will occur on each day of any subsequent offering period on which Foster Wheeler shares are tendered as necessary to ensure that the total aggregate consideration payable under the Offer does not exceed the total cash consideration and the total securities consideration, and only a percentage of each of the total cash consideration and total securities consideration equal to the percentage of Foster Wheeler shares tendered on such date will be payable under the Offer so as to provide all Foster Wheeler shareholders, regardless of when they tender, the same right to elect their preferred type of consideration to the greatest extent possible, taking into account the amount of consideration remaining in each of the pools. The total amount of cash and the total number of AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) available to be paid and issued in a subsequent offering period (if any) will depend on the total number of Foster Wheeler shares tendered during such subsequent offering period and, in addition to being less than what is available in the initial offering period, will be subject to the elections of other Foster Wheeler shareholders on each day during a subsequent offering period.

Validity of the Tendered Securities

AMEC International Investments BV will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Foster Wheeler shares in its sole discretion and AMEC International Investments BV's determination will be final and binding. AMEC International Investments BV reserves the right to reject any and all tenders of Foster Wheeler shares that it determines are not in proper form or the acceptance for exchange of which may be unlawful. No tender of Foster Wheeler shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. AMEC International Investments BV's interpretation of the terms and conditions of the Offer, including the acceptance forms and instructions thereto, will be final and binding. There shall be no obligation on AMEC International Investments BV, the information agent, the exchange agent or any person acting on its or their behalf to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification. AMEC International Investments BV reserves the right, in accordance with applicable law, to permit a holder of Foster Wheeler shares to accept the Offer in a manner other than as set out above.

Return of Tendered Foster Wheeler Shares

If any Foster Wheeler shares tendered in accordance with the instructions set forth in this prospectus or the other Offer materials are not accepted for exchange pursuant to the terms and conditions of this Offer, AMEC International Investments BV will cause these Foster Wheeler shares to be returned promptly following the announcement of the lapse or withdrawal of the Offer, as the case may be.

Fractional Shares

No fractional AMEC securities will be issued to Foster Wheeler shareholders in the Offer. In lieu of a fractional AMEC security, the exchange agent will deliver to each Foster Wheeler shareholder who would be entitled to receive a fraction of an AMEC security (after aggregating each of all fractional AMEC shares and AMEC ADSs issuable to such Foster Wheeler shareholder in the Offer), cash (without interest) in an amount representing such Foster Wheeler shareholders' proportionate interest in the net proceeds from the sale of the aggregate number of such AMEC securities that would otherwise be issued. The exchange agent will make such amounts payable to Foster Wheeler shareholders as soon as practicable after determination of the amount in cash to be paid in lieu of fractional AMEC securities and, in any case, no later than three US business days after the expiration of the initial offering period (including any extensions thereof), or, in the case of a subsequent offering period, after the expiration thereof. The calculation of net proceeds from the sale of the AMEC securities shall not include any commissions, transfer taxes or other out-of-pocket transaction costs incurred in the sale of such securities. Any such commissions, transfer taxes or other out-of-pocket transaction costs will be paid by AMEC International Investments BV.

Settlement of the Offer

If the conditions to the Offer referred to under "—Conditions to the Offer" above have been satisfied or, to the extent legally permitted, waived, the consideration payable to tendering Foster Wheeler shareholders whose Foster Wheeler shares are accepted for exchange will be calculated by the exchange agent, subject to proration, within one US business day thereafter. AMEC shares will be issued to and cash will be paid to tendering shareholders promptly and, in any event, within three US business days following proration. Tendering Foster Wheeler shareholders who elect to receive AMEC ADSs will receive AMEC ADSs as soon as practicable after the AMEC shares underlying the AMEC ADSs have been delivered to Deutsche Bank Trust Company Americas, the AMEC depositary.

The exchange agent will distribute AMEC securities to tendering Foster Wheeler shareholders as follows:

The settlement mechanics during the subsequent offering period, if any, will be the same as described above.

Custodian Arrangements

AMEC intends to facilitate custodian arrangements which will allow holders of the new AMEC shares issued pursuant to the Offer to hold their shares within CREST and to trade them on the LSE. Under these arrangements, it is expected that shareholders will be able to elect to convert dividends received on the AMEC shares into US dollars or pounds sterling, as the case may be.

Publication of Results

No later than 9:00 a.m. New York City time on the next US business day after the scheduled expiration date of the Offer (including any extension thereof) AMEC and/or AMEC International Investments BV will make a public announcement stating:

•
that all conditions to the Offer, including the minimum tender condition, have been satisfied or, to the extent legally permitted, waived and declaring the Offer unconditional; or

•
that the conditions to the Offer have not been satisfied or, to the extent legally permitted, waived, and that, accordingly, the Offer has been unsuccessful.

AMEC and/or AMEC International Investments BV will announce the final results of the Offer as promptly as practicable after the scheduled expiration date of the Offer.

Announcements will be made by means of a press release, including on the Dow Jones News Service and the RNS.

Subsequent Offering Period

If the conditions to the Offer are satisfied or, to the extent legally permitted, waived, AMEC and AMEC International Investments BV reserve the right to, or upon the reasonable request of Foster Wheeler shall be obligated to, provide a "subsequent offering period" following the close of the initial, or extended, offering period. Any subsequent offering period will be announced simultaneously with an announcement that the conditions to the Offer have been satisfied or, to the extent legally permitted, waived. During the subsequent offering period, if one is provided, remaining holders of Foster Wheeler shares may tender, but not withdraw, their Foster Wheeler shares not previously tendered. Foster Wheeler shares previously tendered and accepted for exchange in this Offer will not have the benefit of any further withdrawal rights. A subsequent offering period, if one is provided, will not affect the timing of the acceptance and delivery of Foster Wheeler shares previously tendered and accepted for exchange in the Offer, as described under "—Acceptance of Tendered Foster Wheeler Shares" above. AMEC will cause AMEC International Investments BV to accept for exchange any Foster Wheeler shares validly tendered during any subsequent offering period.

During any subsequent offering period, Foster Wheeler shareholders will have the opportunity to elect to receive cash or AMEC securities in exchange for their Foster Wheeler shares in accordance with the procedures described under "—Mix and Match Election and Proration" above. The percentage of available consideration on any day of a subsequent offering period will be equal to (i) the total number of Foster Wheeler shares tendered on the relevant day of the subsequent offering period over (ii) the total issued Foster Wheeler shares prior to the Offer. Therefore, the total amount of cash and the total number of AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) available to be paid and issued in a subsequent offering period (if any) will depend on the total number of Foster Wheeler shares tendered during such subsequent offering period and, in addition to being less than what is available in the initial offering period, will be subject to the elections of other Foster Wheeler shareholders on each day during a subsequent offering period.

Ownership of AMEC after Completion of the Offer

If all of the issued and to be issued Foster Wheeler shares are validly tendered and exchanged pursuant to the terms of the Offer, the former holders of Foster Wheeler shares, other than Foster Wheeler, and the holders of the existing AMEC shares (whether in the form of AMEC shares or AMEC ADSs) other than AMEC, will hold the following percentages of AMEC's outstanding shares immediately after the completion of the Offer:

	Owned by current holders of AMEC shares	Owned by former holders of Foster Wheeler shares
Number of outstanding AMEC shares held after completion of the Offer:(1)	303,949,721	90,790,176
Percentage of shares of AMEC:	77%	23%

Note:

(1)
On a fully diluted basis taking into account all "in-the-money" employee-related share options and awards of Foster Wheeler that are exercisable or vest as at the completion of the Offer.

Effect of the Offer on the Market for Foster Wheeler Shares

If the Offer is consummated, but not all of the Foster Wheeler shares are tendered in the Offer and, in particular, if less than 90 per cent. of the Foster Wheeler voting rights are acquired and a Squeeze-Out Merger cannot be initiated, the shareholders and the number of Foster Wheeler shares held by individual holders will be greatly reduced. In these circumstances, the liquidity of, and market for, those remaining publicly held Foster Wheeler shares could be adversely affected by the lack of active trading market and lack of analyst coverage.

Depending on the number of Foster Wheeler shares that AMEC, through AMEC International Investments BV, acquires in the Offer, AMEC intends to request that Foster Wheeler seeks the delisting of the Foster Wheeler shares from NASDAQ. Following delisting of the Foster Wheeler shares from NASDAQ and provided that the criteria for deregistration are met, AMEC intends to cause Foster Wheeler to make a filing with the SEC to request that Foster Wheeler's reporting obligations under the Exchange Act be terminated. This would substantially reduce the information required to be furnished by Foster Wheeler to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable. Following completion of the Offer, in the event that delisting from NASDAQ does not occur, AMEC may cause Foster Wheeler to take all actions necessary to be treated as a "controlled company", which would mean that Foster Wheeler would be exempt from certain NASDAQ corporate governance requirements. In addition, if the Foster Wheeler shares are delisted and/or deregistered, they would cease to be "margin securities", which would likely have an adverse impact on the value of the Foster Wheeler shares. For a further discussion see "Plans and Proposals for Foster Wheeler—Delisting and Deregistration".

Regulatory Matters

The Offer is conditional on the receipt of approval from CFIUS, which has already been obtained, and of antitrust clearances from the regulatory authorities of certain jurisdictions.

In particular, antitrust consents or confirmations have been sought from, among others, the FTC, the Antitrust Division of the US Department of Justice, the European Commission under the European Union Merger Regulation and antitrust authorities in certain other jurisdictions. On 13 March 2014, AMEC filed notification and report forms with the FTC and the Antitrust Division of the US Department of Justice under the HSR Act. Early termination of the 30-day waiting period under the HSR Act was received on 26 March 2014. On 17 July 2014, AMEC received clearance from the European Commission for the acquisition of Foster Wheeler. In addition, clearances have been received from antitrust authorities in Canada, Mexico, Russia, South Africa, Turkey and Ukraine, and preliminary approval has been received from the antitrust authority in South Korea.

Accounting Treatment

Under IFRS, the Offer will be accounted for using the acquisition method. In AMEC's consolidated financial statements, Foster Wheeler's assets, liabilities and contingent liabilities will be recognised at fair value; the excess of the cost of the acquisition over the net fair value of the assets, liabilities and contingent liabilities recognised will be recorded as goodwill.

Appraisal Rights

Foster Wheeler shareholders are not entitled under Swiss law or otherwise to appraisal rights with respect to the Offer. However, if AMEC has directly or indirectly acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, it will, indirectly through a Swiss wholly-owned subsidiary, initiate the Squeeze-Out Merger. In connection with the Squeeze-Out Merger, Foster Wheeler shareholders will receive compensation which will in no event consist of shares in the surviving entity (i.e., the wholly-owned AMEC subsidiary that will be the surviving entity in the Squeeze-Out Merger). Foster Wheeler shareholders who consider the compensation in the Squeeze-Out Merger to be inadequate may exercise appraisal rights in accordance with Article 105 of the Swiss Merger Act by filing a suit against the surviving company with the competent Swiss civil court in the Canton of Zug, Switzerland (the corporate seat of Foster Wheeler) or at the corporate seat of the surviving company.

The suit must be filed by non-tendering Foster Wheeler shareholders within two months after the Squeeze-Out Merger resolution has been published in the Swiss Official Gazette of Commerce. Foster Wheeler shareholders who tender all of their Foster Wheeler shares in the Offer will not be able to file a suit to exercise appraisal rights. If such a suit is filed by non-tendering Foster Wheeler shareholders, the court must assess whether the compensation paid or to be paid to the Foster Wheeler shareholders in the Squeeze-Out Merger is adequate compensation. Should the court consider the compensation in the Squeeze-Out Merger to be inadequate, the court must determine the amount of compensation due to the relevant shareholder, if any, and such court's determination will benefit all remaining non-tendering Foster Wheeler shareholders. The filing of an appraisal suit will not prevent completion of the Squeeze-Out Merger.

Shareholder Approval

An EGM of the shareholders of Foster Wheeler is required to obtain the approval of shareholders to, among other things, (i) amend the 10 per cent. transfer restriction and the 10 per cent. voting limitation contained in Foster Wheeler's Articles of Association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates acquires more than two-thirds of Foster Wheeler's issued and outstanding shares in a successful public tender offer; and (ii) elect the directors nominated by AMEC. Foster Wheeler will convene the EGM on 10 July 2014. At such meeting, the resolution to approve the amendments to Foster Wheeler's Articles of Association requires the approval of two-thirds of the shares represented and the absolute majority of the par value of the shares represented at such meeting and the election of the directors nominated by AMEC requires the approval of the majority of the share votes cast.

An EGM of the shareholders of AMEC is required to obtain the approval of shareholders for the Acquisition and to authorise AMEC directors to allot the amount of shares required in the Offer. AMEC expects to convene the EGM on                        2014. At such meeting, the resolution to approve the Acquisition will be by way of an ordinary resolution and require the approval of holders of a simple majority of the shares by value present and voting in person or by proxy and entitled to vote at the meeting.

Listing of AMEC Shares and AMEC ADSs

London Stock Exchange

Application has been made to the UK Financial Conduct Authority for the new AMEC shares to be admitted to the Official List of the UKLA and to the LSE for the new AMEC shares to be admitted to trading on the LSE's main market for listed securities. These applications are expected to become effective and dealings in the new AMEC shares are expected to commence one US business day following settlement.

New York Stock Exchange

AMEC has established an ADS facility in the United States, and AMEC ADSs issued thereunder will be registered with the SEC and AMEC intends to apply for the AMEC ADSs to be listed on the NYSE. AMEC ADSs will commence trading on the NYSE following completion of the Offer.

Sources and Amount of Funds

The cash component of the Offer (approximately $1.6 billion) will be financed through a combination of AMEC's existing cash resources and debt financing. On 13 February 2014, AMEC entered into a $2.16 billion credit facility agreement with, among others, Bank of America Merrill Lynch International Limited as facility agent and the Lenders. The facility is divided as follows:

•
Facility A is $250 million;

•
Facility B is $830 million;

•
Facility C is $830 million, together, the Term Facilities; and

•
the revolving facility, or the RCF, is $250 million, and together with the Term Facilities is referred to as the Debt Financing.

On 14 July 2014, AMEC amended the Debt Financing to, among other things, increase the financing under the revolving facility to $350 million and the overall available financing under the Debt Financing to $2.26 billion.

The funds provided under the Term Facilities are for the purposes of financing the Acquisition and the fees, expenses, costs and taxes associated with the Acquisition and repaying the £100 million credit facility dated 9 April 2013 between, among others, AMEC and The Royal Bank of Scotland plc. Any funds provided under the RCF are for general corporate purposes.

The obligation of the Lenders to provide the Debt Financing is subject to a number of conditions. See "Material Agreements—Debt Financing".

The Offer is not subject to a financing condition.

Dividend Policy; Currency of Dividends

Following completion of the Offer, AMEC intends to maintain a progressive dividend policy with dividend cover in a range of 2 to 2.5 times.

Existing AMEC shareholders receive dividends in pounds sterling. Following completion of the Offer, AMEC shareholders will continue to receive dividends in pounds sterling; however, holders of AMEC ADS will be able to receive dividends in US dollars. See "Description of AMEC American Depositary Shares—Dividends and Other Distributions".

Fees and Expenses

Under certain circumstances, AMEC and Foster Wheeler must pay the other party a cost reimbursement fee of £32.5 million. See "Material Agreements—Implementation Agreement—Termination—Cost Reimbursement".

Except as set forth below, AMEC will not pay any fees or commissions to any broker or other person soliciting tenders of Foster Wheeler shares pursuant to the Offer.

You will not have to pay any transaction fees or brokerage commissions if (i) you instruct your financial intermediary to tender your Foster Wheeler shares, subject to the policies of such financial intermediary or (ii) you hold Foster Wheeler shares and you tender them directly to the exchange agent.

If your Foster Wheeler shares are held through a financial intermediary that does not directly tender and deliver your Foster Wheeler shares to the exchange agent, you are advised to consult with your financial intermediary as to whether or not they charge any transaction fee or service charge.

AMEC has retained Bank of America Merrill Lynch as its financial adviser in connection with the Offer. AMEC has agreed to pay customary compensation and to reimburse Bank of America Merrill Lynch for its out-of-pocket expenses and to indemnify Bank of America Merrill Lynch for certain legal and other expenses.

AMEC will pay any customary fees charged by the AMEC depositary for the issue of AMEC ADSs.

AMEC has retained                        to act as the information agent in connection with the Offer. The information agent may contact holders of Foster Wheeler shares by mail, telephone, telex, fax, email and personal interview and may request brokers, dealers and other nominee shareholders to forward the Offer materials to Foster Wheeler shareholders. AMEC will pay the information agent reasonable and customary fees for these services in addition to reimbursing the information agent for its out-of-pocket expenses.

AMEC has retained American Stock Transfer & Trust Company, LLC, or AST, to act as exchange agent in connection with the Offer. The exchange agent will receive and hold Foster Wheeler shares validly tendered and not properly withdrawn from the Offer for the benefit of AMEC. AMEC will pay the exchange agent reasonable and customary compensation for its services in connection with the Offer in addition to reimbursing the exchange agent for its out-of-pocket expenses.

AMEC will indemnify the information agent and the exchange agent against specified liabilities and expenses in connection with the Offer, including liabilities under the US federal securities laws. Indemnification for liabilities under the US federal securities laws may be unenforceable as against public policy.

The cash expenses to be incurred in connection with the Offer will be paid by AMEC and are estimated in the aggregate to be approximately $145 million. Such expenses include, among others, fees and expenses of the financial advisers, the exchange agent and the information agent, registration fees, accounting and legal fees, printing costs and certain expenses payable to third parties in relation to the financing of the offer consideration by AMEC.

MATERIAL AGREEMENTS

The following summaries describe selected material provisions of the Implementation Agreement and the Debt Financing. These summaries may not contain all of the information about the relevant agreement that is important to you. You are encouraged to carefully read the Implementation Agreement and the Debt Financing in their entirety.

These summaries have been included to provide you with information regarding the terms of the relevant agreement. It is not intended to provide any other factual information about AMEC or Foster Wheeler. Such information can be found elsewhere in this prospectus and in the public filings made by AMEC and Foster Wheeler with the SEC, which are available without charge through the SEC's website at http://www.sec.gov. See "Additional Information for Security Holders—Where You Can Find More Information".

Implementation Agreement

Offer Consideration

Foster Wheeler shareholders will have the right to elect to receive either cash or AMEC securities, which, at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs, for each Foster Wheeler share they hold, meaning that each Foster Wheeler shareholder may elect to receive his or her Offer consideration entirely in cash, entirely in AMEC securities or in a combination of cash and AMEC securities, subject in each case to the proration procedures described under "The Offer—Terms of the Offer—Mix and Match Election and Proration". Foster Wheeler shareholders may also choose to make no election.

The Offer price must be equitably adjusted to the extent appropriate to reflect the effect of (i) a stock split or consolidation or other similar transactions with respect to either AMEC or Foster Wheeler; or (ii) the payment of cash or share dividends or other similar distributions with respect to AMEC or Foster Wheeler occurring or with a record date on or after the date of the Implementation Agreement but prior to the expiration of the Offer, with the exception of the cash dividend of up to $0.40 per Foster Wheeler share declared and paid by Foster Wheeler prior to completion of the Offer or, subject to and in accordance with the terms of the Implementation Agreement, certain permitted dividends by AMEC.

Treatment of Foster Wheeler Long-Term Incentive Awards

In relation to outstanding Foster Wheeler awards granted on or before 8 November 2012:

•
all outstanding options and restricted share units will vest in full on the closing of the Offer;

•
all outstanding performance-related restricted share units will vest on the closing of the Offer to the extent that Foster Wheeler's Compensation and Executive Development Committee determines that the applicable performance condition has been met and shall lapse as to the balance; and

•
all vested awards may be satisfied by delivery of Foster Wheeler shares or payment of a cash sum calculated by multiplying the number of vested Foster Wheeler shares under the applicable award by the closing price of a Foster Wheeler share on the last trading day prior to the closing of the Offer.

In relation to outstanding Foster Wheeler awards granted after 8 November 2012:

•
equivalent awards (on terms and conditions equivalent in all material aspects to those applicable to the Foster Wheeler awards immediately prior to closing of the offer, except that, in the case of performance-related restricted share units, no performance conditions will apply) of AMEC shares will be granted in replacement;

•
in respect of options and restricted share units, the number of AMEC shares to be awarded will be calculated by multiplying the number of Foster Wheeler shares subject to the outstanding Foster Wheeler awards immediately prior to closing of the Offer by 1.7996 and rounding down to the nearest whole number;

•
in respect of options, the total exercise price payable to exercise the equivalent option will to the greatest extent possible be the same as the corresponding total exercise price for the option which it replaces; and

•
in respect of performance-related restricted share units, the number of AMEC shares to be awarded will be calculated by multiplying 50 per cent. of the maximum number of Foster Wheeler shares subject to the outstanding performance-related restricted share units immediately prior to closing of the Offer by 1.7996 and rounding down to the nearest whole number.

Warranties

The Implementation Agreement contains warranties made by each of AMEC and Foster Wheeler regarding aspects of their respective businesses, financial condition and structure, as well as other factors pertinent to the Offer and the Acquisition, including:

•
corporate organisation, good standing and qualification to conduct business;

•
capitalisation, including ownership of registered share capital and the absence of restrictions or encumbrances with respect to share capital;

•
corporate power and authorisation to enter into and carry out the obligations of the Implementation Agreement and the enforceability of the Implementation Agreement;

•
filings and reports with the relevant authority and financial information;

•
disclosure controls and procedures;

•
absence of certain changes, events or circumstances;

•
compliance with laws;

•
anti-corruption laws; and

•
fees payable to brokers and finders in connection with the Offer.

Foster Wheeler has made additional warranties to AMEC in the Implementation Agreement with respect to change of control payments.

The warranties contained in the Implementation Agreement were made for the sole purpose of the Implementation Agreement as of the dates specified therein and were made solely for the benefit of the parties to the Implementation Agreement. In particular, the assertions embodied in the warranties contained in the Implementation Agreement are qualified by certain disclosures contained in this prospectus or other filings made to the UK Listing Authority or the UK Register of Companies by AMEC or to the SEC by Foster Wheeler. Moreover, certain warranties in the Implementation Agreement were used for the purpose of allocating risk between AMEC, on the one hand, and Foster Wheeler, on the other hand, rather than establishing matters as facts. Such warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and they will expire at the completion of the Offer and the Acquisition.

Covenants

Registration Statement and Other Filings

AMEC has agreed to use all reasonable endeavours to have the registration statement on Form F-4 registering the AMEC securities to be issued in connection with the Offer and the registration statement on Form F-6 registering the AMEC ADSs declared effective by the SEC as promptly as reasonably practicable after the filing thereof with the SEC and to keep these documents effective as long as is necessary to complete the Offer and the Acquisition. Foster Wheeler will be given a reasonable opportunity to review and comment on the registration statement prior to filing with the SEC. Following the time the registration statement on Form F-4 is declared effective, AMEC shall file the final prospectus with the SEC. AMEC has also agreed to use all reasonable endeavours to obtain the approval of the UKLA in relation to the AMEC prospectus/circular and to post these documents to AMEC shareholders.

Competition, Antitrust and CFIUS

AMEC and Foster Wheeler have agreed to use all reasonable endeavours to satisfy the antitrust and CFIUS conditions (as described below) as soon as reasonably practicable and to cooperate with each other in order to allow for AMEC, Foster Wheeler or AMEC and Foster Wheeler jointly, as may be required, to make the necessary filings as soon as reasonably practicable. AMEC and/or Foster Wheeler shall not be required as a condition of CFIUS approval to consent to any mitigation agreement or condition that would deprive AMEC of functional control, including the ability to direct business operations, enter into or terminate contracts, and appoint or dismiss a majority of directors, officers, or senior managers, of any of its (or any affiliates) or Foster Wheeler's (or any of its affiliates) US assets.

AMEC has also agreed, in order to satisfy or procure satisfaction of the antitrust condition, to use all reasonable endeavours to implement or satisfy any disposals, conditions, obligations, terms or undertakings and to take all other reasonable steps that may be required, imposed or proposed by any relevant antitrust authority in order to obtain consent or clearance for the Acquisition from that authority, subject to certain exceptions set out in the Implementation Agreement, including exceptions for (i) licences, divestitures, transfers or disposals of assets or businesses to the extent that the revenues generated by, or attributable to, such assets or businesses were in excess of $200 million in aggregate in the fiscal year ended 31 December 2013; and (ii) restrictions that in aggregate (and together with any disposals, conditions, obligations, terms or undertakings and all other reasonable steps required, imposed or proposed by any relevant antitrust authority in order to obtain consent or clearance for the Acquisition from that authority) would reasonably be likely to cause a loss of $200 million of annual revenue for the businesses of AMEC, Foster Wheeler or any of their affiliates considered separately or together.

AMEC and Foster Wheeler have agreed to keep the other party informed reasonably promptly of material or potentially material developments in relation to obtaining any antitrust clearance.

Board Changes

In consultation with Foster Wheeler, two of the current Directors of Foster Wheeler shall be appointed as non-executive Directors of AMEC upon the closing of the Offer. Following the completion of the Offer, the newly elected directors will serve on AMEC's Board together with the current members of AMEC's Board and, at the first AMEC AGM following their appointment, shall be proposed for re-election. The terms of appointment of each of the newly elected directors will be no less favourable than the terms of the existing non-executive directors of AMEC.

If the New Directors are required to take responsibility for all or part of this prospectus or any other acquisition document pursuant to applicable law, AMEC shall ensure that such directors are given a reasonable opportunity to review and comment on drafts of such documents and to attend drafting and verification sessions, access to and reasonable assistance from AMEC management and relevant professional advisers, the same reports, comfort letters and advice as is received by other directors of AMEC in relation to the content and preparation of such documents and the rights to indemnification, advancement of expenses and exculpation, and rights under directors' and officers' liability insurance as directors of AMEC.

Financing

AMEC has agreed to take all actions required under the Implementation Agreement and the Debt Financing to enable it to receive such funds necessary to enable it to pay the Offer consideration and any amounts payable to participants in a Foster Wheeler share option scheme pursuant to an offer as described in this prospectus. AMEC has also agreed that it will take all reasonable steps as are within its power as may be necessary to ensure that there will be no breach of any representation, warranty or covenant given in the Debt Financing which would entitle the relevant lender to refuse to provide funds under the Debt Financing. Foster Wheeler has agreed to use all reasonable endeavours, at the sole expense of AMEC, to provide all assistance reasonably requested by AMEC in connection with the Debt Financing.

Public Disclosure

AMEC and Foster Wheeler have agreed to consult with each other and agree on the desirability, timing and substance of any press release, public announcement, publicity statement or other disclosure relating to the Acquisition and, subject to applicable laws, stock exchange rules and the requirements of any governmental authority, neither AMEC nor Foster Wheeler will make any such public disclosures without the prior consent of the other party, which shall not be unreasonably withheld or delayed, as to the timing of such disclosure, extent of distribution and form and substance thereof.

Management and Employees after the Offer

AMEC has agreed that during the 12-month period following completion of the Offer it will not reduce any of the key employment terms of any Foster Wheeler employee or otherwise amend the terms to the detriment of any Foster Wheeler employee. Any eligible Foster Wheeler employee whose employment is terminated involuntarily and without cause by AMEC (or by Foster Wheeler at the request of AMEC), including constructive dismissal, on or before 31 December 2014, will be entitled to receive a bonus, pro rated on a time basis up to the date on which their employment was terminated. The performance criteria for such bonuses shall be calculated by reference to results as at the last complete financial quarter prior to the closing of the Offer.

Conditions to Completion of the Offer

AMEC's obligation to accept for payment or pay for any Foster Wheeler shares tendered pursuant to the Offer is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•
the approval by AMEC shareholders at an extraordinary general meeting to be held on                    2014 of the Acquisition and any such resolutions as may be required for the purposes of the listing rules of the UKLA and as may be required by applicable law or regulation to issue the AMEC securities;

•
(i) the expiration or termination of any applicable waiting period under the HSR Act; (ii) the issuance of a decision by the European Commission clearing the Acquisition under the relevant European competition regulations; (iii) the receipt of antitrust clearance in certain other jurisdictions; and (iv) the receipt of approval from CFIUS;

•
the minimum tender condition, which may be waived down by AMEC to 66 2/3 per cent.;

•
the absence of a material adverse effect on Foster Wheeler;

•
the approval by Foster Wheeler shareholders at an extraordinary general meeting to be held on 10 July 2014 of amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation contained in Foster Wheeler's Articles of Association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates acquires more than two-thirds of Foster Wheeler's issued and outstanding shares in a successful public tender offer and either (i) the registration of the approved amendments of Foster Wheeler's Articles of Association with the competent commercial register; or (ii) the granting of an exception by Foster Wheeler's Board with the agreement of Foster Wheeler and AMEC from the transfer restrictions and voting limitations in relation to the Foster Wheeler shares acquired by AMEC or its direct wholly-owned subsidiary in the Offer and in the case of either (i) or (ii) no other transfer restrictions or voting limitations having been introduced or resolved to be introduced in the Articles of Association of Foster Wheeler;

•
Foster Wheeler's Board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as a shareholder with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer with effect from the closing of the Offer (or, if applicable, to register, or maintain the registration of, the clearing nominees in the Foster Wheeler share register as shareholders with voting rights in respect of all Foster Wheeler shares such clearing nominees hold on behalf of AMEC and/or its affiliates with effect from the closing of the Offer), subject to (i) the amendments of Foster Wheeler's Articles of Association being approved by Foster Wheeler's shareholders and the amendment being registered in the commercial register; (ii) AMEC and/or its affiliates (or, if applicable, the clearing nominees) being exempt from the transfer restriction and voting limitation contained in Foster Wheeler's Articles of Association pursuant to the amendments referred to in (i); and (iii) all conditions to the Offer (other than this condition and the foregoing condition) being satisfied or waived;

•
(i) the resignation of the current Foster Wheeler Board members, with the exception of the New Directors, with effect from the closing of the Offer; (ii) the election by Foster Wheeler shareholders of directors nominated by AMEC to Foster Wheeler's Board at an EGM of Foster Wheeler to be effective from the date on which all conditions to the Offer, except for sub-paragraph (iii) are satisfied; and (iii) either (a) the execution, with effect from the completion of the Offer, of the mandate agreements by the New Directors and such mandate agreements not subsequently being terminated or (b) the registration of the directors nominated by AMEC in the Swiss commercial register;

•
the absence of any governmental action that would make acceptance for payment of Foster Wheeler shares in the Offer illegal or otherwise prohibit or prevent completion of the Offer, or which would require AMEC to meet any condition that would have a material adverse effect on AMEC;

•
the registration statement on Form F-4, of which this prospectus forms a part, and the registration statement on Form F-6 registering the AMEC ADSs each having been declared effective under the Securities Act and the absence of any stop order or proceedings initiated by the SEC for that purpose with respect thereto;

•
the admission of the new AMEC shares to be issued in the Offer or underlying the AMEC ADSs to be issued in the Offer to the premium listing segment of the Official List and the admission to trading of the new AMEC shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the current admission standards, or (if AMEC so determines and subject to the consent of Foster Wheeler) the UKLA agreeing or confirming its decision to admit such shares to the premium segment of the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Offer otherwise becoming or being declared unconditional in all respects;

•
the AMEC ADSs having been authorised for listing on either NASDAQ or the NYSE; and

•
the Implementation Agreement not having been validly terminated.

While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, to the extent permissible by law, waived.

Conduct of Business

Operations of Foster Wheeler

Foster Wheeler has agreed that it will, and will cause its subsidiaries to, during the period from the date of the Implementation Agreement until the date of completion of the Offer, except as expressly contemplated or required by the Implementation Agreement, required by law or agreed to in writing by AMEC:

•
conduct the business of Foster Wheeler and its subsidiaries in the ordinary and usual course; and

•
use all reasonable endeavours, consistent with past practice, to preserve its business organisations intact and maintain existing relations and goodwill with governmental authorities, customers, suppliers, distributors, lessors, employees and business associates and keep available the services of its present employees and agents.

Foster Wheeler has also agreed that it will not, and will not permit its subsidiaries to, during the period from the date of the Implementation Agreement until the date of completion of the Offer, except as expressly contemplated or required by the Implementation Agreement, required by law or agreed to in writing by AMEC:

•
adopt or propose any change to its Articles of Association, bylaws or similar organisational documents;

•
merge or consolidate Foster Wheeler or any of its subsidiaries, except for any such transactions among wholly-owned subsidiaries, or restructure, reorganise or completely or partially liquidate or otherwise materially change or restrict its assets, operations or businesses;

•
acquire assets with a value individually in excess of $25 million and in the aggregate in excess of $100 million in any transaction or series of related transactions, other than pursuant to existing arrangements;

•
issue, sell, pledge, dispose of, grant, transfer, encumber, or authorise the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of Foster Wheeler or any of its subsidiaries or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (save in certain circumstances, including the satisfaction of the Foster Wheeler awards outstanding under the Foster Wheeler Omnibus Plan);

•
create or incur any lien, charge, pledge, security, interest, claim or other encumbrance material to it or any of its subsidiaries on any assets having a value in excess of $10 million;

•
except in the ordinary course of business pursuant to arrangements in existence at the date of the Implementation Agreement, make any loans, advances, guarantees or capital contributions to, or investments in, any person (other than Foster Wheeler or any direct or indirect wholly-owned subsidiary of Foster Wheeler), other than loans, advances, guarantees, capital contributions or investments to be made in connection with certain acquisitions set forth in the Implementation Agreement;

•
declare, set aside, make or pay any dividend or other distribution, whether payable in cash, shares or in kind, with respect to its capital stock or enter into any agreement with respect to the voting of its capital stock (other than the one-time cash dividend of up to $0.40 per Foster Wheeler share declared and paid by Foster Wheeler prior to completion of the Offer and any additional Foster Wheeler dividend permitted under the Implementation Agreement, which is referred to as the Permitted Foster Wheeler Dividend);

•
reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock or cancel any treasury shares;

•
subject to certain exceptions, draw upon any of its existing debt facilities, incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Foster Wheeler or any of its subsidiaries;

•
make or authorise any capital expenditure in excess of $30 million in the aggregate;

•
other than in the ordinary course of business consistent with past practice, enter into any contract that would have been a "material contract" (as defined in the Implementation Agreement) had it been entered into prior to the Implementation Agreement;

•
make any changes with respect to accounting policies or practices except as required by changes in applicable laws or US GAAP;

•
settle, dismiss or take any other action with respect to any dispute, litigation or other proceedings (excluding any asbestos personal injury litigation or claims) incurring an amount in excess of $20 million;

•
take any action in relation to any asbestos personal injury litigation or claims other than in the ordinary course of business consistent with past practice;

•
amend, modify or terminate any material contract (as defined in the Implementation Agreement);

•
(i) make or settle any tax claim, surrender any right to claim a refund of tax, make or change any tax election, enter into any agreement with any tax authority, or seek any ruling, surrender, clearance or confirmation from any tax authority in excess of $10 million; or (ii) other than in the ordinary course of business, become resident for tax purposes or create a permanent establishment in a jurisdiction where such entity was not previously resident or did not have such a permanent establishment;

•
other than in the ordinary course of business consistent with past practice, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licences, operations, rights, product lines, businesses or interests therein of Foster Wheeler or its subsidiaries;

•
except as required pursuant to existing contractual arrangements in effect prior to the date of the Implementation Agreement:

  •
  grant or provide any payment or benefit in connection with a change of control of Foster Wheeler to any director, officer, employee or independent contractor of Foster Wheeler or any of its subsidiaries;

  •
  grant or provide any severance or termination payments to any director, officer, employee or independent contractor of Foster Wheeler or any of its subsidiaries, other than severance or termination payments (other than in connection with a change of control of Foster Wheeler) in accordance with any existing custom or practice regarding termination payments in the ordinary course of business, or as bona fide compensation to settle a claim;

    •
    grant or provide any new or additional benefits to any director, officer, employee or independent contractor of Foster Wheeler or any of its subsidiaries;

    •
    other than in the ordinary course of business, increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or grant or commit to grant any new equity awards to any director, officer, employee or independent contractor of Foster Wheeler or any of its subsidiaries;

    •
    establish, adopt, amend or terminate any Foster Wheeler benefit plan or amend the terms of any outstanding equity-based awards, except as would not reasonably be expected to increase the expense of maintaining the liability under such plan;

    •
    take any action to accelerate the vesting or payment, or secure the payment, of compensation or benefits under any Foster Wheeler benefit plan to the extent not already provided in any such Foster Wheeler benefit plan;

    •
    materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Foster Wheeler benefit plan or change to the manner in which contributions to such plans are made or the basis on which such contributions are determined, or agree with the trustee or manager of any plan to such change of technical provisions underlying the current actuarial valuations or any change to the schedule of contributions or recovery plan;

    •
    forgive any loans to directors, officers, employees or independent contractors;

    •
    enter into or amend or terminate any collective bargaining agreement or take any steps with a view to entering into such an agreement;

    •
    effectuate or commence any collective redundancy exercise or a plant closing or mass layoff; or

    •
    agree, authorise or commit to do any of the foregoing.

Operations of AMEC

AMEC has agreed that it will, and will cause its subsidiaries to, during the period from the date of the Implementation Agreement until the date of completion of the Offer, except as expressly contemplated or required by the Implementation Agreement or required by law, conduct the business of AMEC and its subsidiaries in the ordinary and usual course.

AMEC has also agreed that it will not, and will not permit its subsidiaries to, during the period from the date of the Implementation Agreement until the date of completion of the Offer, except as expressly required by the Implementation Agreement, required by law or agreed to in writing by Foster Wheeler:

•
adopt or propose any change to its Articles of Association, bylaws or similar organisational documents;

•
issue, sell, pledge, dispose of, grant, transfer, encumber, or authorise the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of AMEC or any of its subsidiaries or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (save in certain circumstances);

•
declare, set aside, make or pay any dividend or other distribution, whether payable in cash, shares or in kind, with respect to its capital stock (other than any dividend approved by AMEC shareholders in respect of the year ended 31 December 2013 or any dividend which may be paid in respect of the six months ended 30 June 2014);

•
reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•
enter into any agreement or implement or recommend any transaction that could reasonably be expected to limit, impair or prevent in any material respect its ability to perform its obligations under the Implementation Agreement or consummate the Acquisition or announce its intention to do so; or

•
agree, authorise or commit to do any of the foregoing.

Change of Recommendations and Non-solicitation

Foster Wheeler agrees that it will recommend to the Foster Wheeler shareholders to accept the Offer. It will not (i) fail to give such recommendation, or having been given, it will not withdraw, withhold, modify or amend its recommendation, in each case in a manner adverse to AMEC or the Acquisition or (ii) approve, recommend or publicly propose to recommend any "competing proposal" (as defined in the Implementation Agreement), except, in either case, if a majority of Foster Wheeler's Board has determined in good faith (having taken appropriate financial and legal advice) that (a) in the case of a change of recommendation relating to a competing proposal, such a competing proposal is reasonably likely to constitute a "superior proposal" (as defined in the Implementation Agreement) or (b) in any other case, it is necessary to do so in order for Foster Wheeler's Board to comply with its fiduciary duties and provided that Foster Wheeler shall notify AMEC as soon as reasonably practicable. The parties agreed that any "stop, look and listen" or similar commitments shall not be deemed to constitute a change of recommendation.

AMEC agrees that it will recommend to the AMEC shareholders to vote in favour of the Acquisition. It will not fail to give such recommendation, or, having been given, it will not withdraw, withhold, modify or amend its recommendation, in each case, in a manner adverse to Foster Wheeler or the Acquisition, except to the extent that a majority of the directors of AMEC's Board has determined in good faith (having taken appropriate financial and legal advice) that it is necessary to do so in order for AMEC's Board to comply with its fiduciary duties and provided that AMEC shall notify Foster Wheeler as soon as reasonably practicable.

From the date of the Implementation Agreement until the completion of the Offer, Foster Wheeler will, and will cause its subsidiaries and representatives to, cease and cause to be terminated all existing solicitations, discussions, negotiations and communications with any persons with respect to any competing proposal and shall request that each such person and any other persons who have made or have indicated an intention to make a competing proposal promptly return or destroy any confidential information previously furnished by Foster Wheeler. The Implementation Agreement provides, subject to limited exceptions described below, that Foster Wheeler will not, and it will cause its subsidiaries and representatives not to:

•
grant any waiver or release under, or terminate, any "standstill" or similar obligation with respect to it or any of its subsidiaries;

•
encourage, solicit, initiate or facilitate any discussions or negotiations with any person or persons concerning any competing proposal or otherwise seeking to procure any competing proposal;

•
furnish to any person other than AMEC any non-public information regarding it or any of its subsidiaries or afford to any person (other than AMEC or its designees) access to the business or to the properties, assets, books, records or non-public information, or to any personnel, of Foster Wheeler or any of its subsidiaries, in any such case that would reasonably be expected to result in the making, submission or announcement of, or for the purpose of encouraging, soliciting, initiating, facilitating or otherwise procuring, a competing proposal or any inquiries that would reasonably be expected to lead to a competing proposal;

•
approve, endorse, recommend, execute or enter into any agreement, letter of intent or contract with respect to a competing proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any competing proposal or enter into any agreement, arrangement or understanding requiring it to abandon, modify, amend, terminate or fail to consummate the Offer or any other transactions contemplated by the Implementation Agreement;

•
submit any competing proposal to the vote of Foster Wheeler shareholders unless and until there has been a change in Foster Wheeler's Board's recommendation;

•
participate in any discussions or negotiations with any third-party with respect to any competing proposal;

•
adopt, authorise or approve a competing proposal or publicly propose to recommend any competing proposal; or

•
other than in connection with a change of recommendation as described above, authorise, propose, commit, resolve or agree to do any of the foregoing.

The above actions are referred to collectively as the non-solicitation covenant.

Notwithstanding the foregoing, the Implementation Agreement allows Foster Wheeler and Foster Wheeler's Board to take and disclose to the Foster Wheeler shareholders, or any third parties or governmental authorities, a position with respect to a competing proposal from a third-party, or to make such other disclosures to Foster Wheeler shareholders, third parties or governmental authorities, to the extent Foster Wheeler's Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable laws. If Foster Wheeler receives a written competing acquisition proposal at any time prior to completion of the Offer, it may initiate or participate in discussions or negotiations with, furnish information to and afford access to the business or to the properties, assets, books, records or non-public information, or to any personnel of Foster Wheeler, or to the third-party making the acquisition proposal, grant any waiver or release under, or terminate, any "standstill" or similar obligation with respect to Foster Wheeler to the extent required in connection with making (but not consummating) such competing proposal, take any other action in connection with such competing proposal that any court of competent jurisdiction orders Foster Wheeler to take or propose, resolve or agree to do any of the foregoing, if:

•
the competing proposal did not result from Foster Wheeler's material breach of the non-solicitation covenant;

•
Foster Wheeler's Board determines in good faith, after consultation with its legal and financial advisers, that (i) failure to initiate or participate in negotiations or discussions with, furnish information to and afford access to the business or to the properties, assets, books, records or non-public information or to any personnel of Foster Wheeler, or to the third-party making the acquisition proposal, grant any waiver or release under, or terminate, any "standstill" or similar obligation with respect to Foster Wheeler to the extent required in connection with making (but not consummating) such competing proposal, take any other action in connection with such competing proposal that any court of competent jurisdiction orders Foster Wheeler to take or propose, resolve or agree to do any of the foregoing with respect to, such third-party would likely constitute or would reasonably be expected to result in a breach of its fiduciary duties under applicable law; or (ii) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal; and

•
the person making the competing proposal has entered into a confidentiality agreement that is on terms (in the aggregate) that are no less favourable than those set out in the confidentiality agreement between Foster Wheeler and AMEC.

Foster Wheeler will promptly, and in any event within one Business Day of receipt, provide written notice to AMEC of the receipt of any competing proposal, including the written competing proposal (or, if oral, the material terms and conditions of the competing proposal) and the identity of the person making the competing proposal and provide to AMEC any material information regarding Foster Wheeler or its subsidiaries provided to such person not previously made available to AMEC.

Furthermore, in the event that Foster Wheeler's Board determines any such competing proposal constitutes a superior proposal, Foster Wheeler's Board may engage in the actions prohibited under the non-solicitation covenant if it provides AMEC with notice of its intention to declare such competing proposal a superior proposal and offers AMEC an opportunity to negotiate adjustments to the terms and conditions of the Implementation Agreement such that such competing proposal no longer constitutes a superior proposal (such notice and match rights apply three times, for a three Business Day period in the first instance and for a one Business Day period in the second and third instances).

Termination

General

The Implementation Agreement may be terminated by written notice at any time prior to the expiration of the initial offering period (including any extension of the initial offering period) in any of the following ways:

•
as agreed in writing by AMEC and Foster Wheeler;

•
by AMEC if:

  •
  Foster Wheeler's Board does not give its recommendation for the Offer and the Implementation Agreement, or, having been given, withdraws, withholds, modifies or amends its recommendation, in each case, in a manner adverse to AMEC or the Acquisition, or Foster Wheeler approves, recommends or publicly proposes to recommend a competing proposal;

  •
  Foster Wheeler's Board fails to reaffirm its recommendation within 10 Business Days after the public announcement of a competing proposal;

  •
  the AMEC shareholders fail to approve the Acquisition;

  •
  the Foster Wheeler shareholders fail to approve the amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation in Foster Wheeler's Articles of Association or fail to approve the election of the directors nominated by AMEC;

  •
  a competing proposal becomes or is declared wholly unconditional or is completed; or

  •
  a Foster Wheeler material adverse effect occurs;

•
by Foster Wheeler if:

  •
  AMEC's Board does not give its recommendation for the Offer and the Implementation Agreement, or, having been given, withdraws, withholds, modifies or amends its recommendation, in each case, in a manner adverse to Foster Wheeler or the Acquisition;

  •
  the AMEC shareholders fail to approve the Acquisition;

  •
  the Foster Wheeler shareholders fail to approve the amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation in Foster Wheeler's Articles of Association or fail to approve the election of the directors nominated by AMEC;

  •
  Foster Wheeler's Board does not give its recommendation for the Offer and the Implementation Agreement, or, having been given, withdraws, withholds, modifies or amends its recommendation or Foster Wheeler approves, recommends or publicly proposes to recommend a competing proposal, or, within 10 Business Days after the public announcement of a competing proposal, Foster Wheeler's Board fails to reaffirm its recommendation;

  •
  AMEC fails to consummate the Offer upon the satisfaction or waiver of all the conditions;

  •
  a competing proposal becomes or is declared wholly unconditional or is completed; or

  •
  an AMEC material adverse effect occurs;

•
by either AMEC or Foster Wheeler if:

  •
  the other party has breached or failed to perform any of its covenants or agreements under the Implementation Agreement, such that a condition is incapable of satisfaction, and such breach or failure to perform is not capable of cure or at least 30 days have elapsed since the date of written notice by the non-breaching party and such breach or failure to perform has not been cured;

  •
  any condition which is incapable of waiver is incapable of satisfaction;

  •
  any condition which has not been waived, is incapable of satisfaction and, notwithstanding the right by AMEC to waive such condition, it has notified Foster Wheeler that it will not do so;

  •
  the conditions have not been satisfied or, to the extent permitted by law, waived by the Longstop Date; or

  •
  there has been a final order, decree or ruling prohibiting the Offer,

provided that these termination rights, other than for a final order, decree or ruling prohibiting the Offer, will not be available to a party whose material breach of the Implementation Agreement has been the cause of, or otherwise resulted in, such condition having become incapable of satisfaction, or, not having been satisfied, by the Longstop Date (as defined in the Implementation Agreement).

Cost Reimbursement

Foster Wheeler must pay AMEC a cost reimbursement fee of £32.5 million if:

•
the Implementation Agreement is terminated by either AMEC or Foster Wheeler because of a change in the recommendation by Foster Wheeler's Board or the failure by Foster Wheeler's Board to reaffirm its recommendation following the announcement of a competing proposal, provided that an AMEC material adverse effect has not occurred;

•
the Implementation Agreement is terminated by either AMEC or Foster Wheeler because a competing proposal has become or is declared wholly unconditional or is completed; or

•
within nine months of the termination of the Implementation Agreement under certain circumstances as specified in the Implementation Agreement (including in connection with a change in the recommendation by Foster Wheeler's Board), Foster Wheeler executes an alternative acquisition agreement with respect to, or consummates, approves or recommends to its shareholders to accept, a competing proposal that was announced prior to such termination.

AMEC must pay Foster Wheeler a cost reimbursement fee of £32.5 million if:

•
the Implementation Agreement is terminated by Foster Wheeler because of a change in the recommendation by AMEC's Board, provided that a Foster Wheeler material adverse effect has not occurred;

•
the Implementation Agreement is terminated by Foster Wheeler because AMEC fails to consummate the Offer upon the satisfaction or waiver of all the conditions, provided that a Foster Wheeler material adverse effect has not occurred; or

•
the Implementation Agreement is terminated by either AMEC or Foster Wheeler because a condition which is incapable of waiver is incapable of satisfaction, any condition which has not been waived is incapable of satisfaction and, notwithstanding the right by AMEC to waive such condition, it has notified Foster Wheeler that it will not do so or the conditions have not been satisfied or, to the extent permitted by law, waived, by the Longstop Date, in each case, in circumstances where the condition for antitrust and CFIUS approvals has not been satisfied (or waived) and provided that a Foster Wheeler material adverse effect has not occurred.

Expenses

Subject to certain exceptions (including the costs reimbursement provisions described above), AMEC and Foster Wheeler will each pay its own costs and expenses in connection with or incidental to the Acquisition.

Governing Law and Jurisdiction

AMEC and Foster Wheeler have agreed that, subject to certain exceptions, the Implementation Agreement and any non-contractual obligations arising out of or in connection with the Implementation Agreement will be governed by English law. The cost reimbursement fee and the definitions of "AMEC material adverse effect" and "Foster Wheeler material adverse effect" and any determination or dispute as to whether there has been or would be an "AMEC material adverse effect" or "Foster Wheeler material adverse effect" for the purpose of any provision of the Implementation Agreement will be governed by the law of the state of Delaware, without regard to the conflict of laws principles thereof and the Court of Chancery of the State of Delaware shall have exclusive jurisdiction in relation to all disputes arising out of or in connection therewith. Except in accordance with the preceding sentence, the English courts will have exclusive jurisdiction in relation to all disputes arising out of or in connection with the Implementation Agreement.

Debt Financing

On 13 February 2014, AMEC entered into a $2.16 billion credit facility agreement with Bank of America Merrill Lynch International Limited as facility agent and the Lenders as original lenders. The agreement was entered into:

(i)
in the case of Facilities A, B and C, for the purpose of financing the Acquisition, the payment of all fees, costs and expenses associated with the Acquisition and the facility, and the refinancing of the £100 million credit facility dated 9 April 2013 between, among others, AMEC and The Royal Bank of Scotland plc; and

(ii)
in the case of the revolving facility, for general corporate purposes, provided that no amounts under the revolving facility may be utilised for any of the purposes referred to in paragraph (i) above.

On 14 July 2014, AMEC amended the Debt Financing to, among other things, increase the financing available under the revolving facility to $350 million and extend the maturity date of the revolving facility to 18 months after completion of the Offer.

The Debt Financing is divided as follows: Facility A is $250 million, Facility B is $830 million, Facility C is $830 million and the revolving facility is $350 million. The maturity date of Facility A is the earlier of 12 months after the first utilisation of Facility A or 18 months after the date of the Debt Financing. The maturity date of Facility B is 12 months after the date of the Debt Financing, or such extended maturity date as may be requested under the terms of the Debt Financing. The maturity date of Facility C is five years after the date of the Debt Financing. The maturity date of the revolving facility is 18 months after completion of the Offer. Facilities B and C may not be utilised unless a pro rata utilisation of the other facility is made at the same time. Facility A may not be utilised unless Facilities B and C have been or will be utilised in full on or prior to the date of utilisation. The revolving facility may not be utilised unless the Acquisition of Foster Wheeler shares pursuant to the Offer has or will be completed on or prior to the date of utilisation. The interest rate under the Debt Financing is equal to the aggregate of the applicable margin plus LIBOR or EURIBOR. The margin for Facility A is between 0.50 per cent. and 1.80 per cent. per year, depending on the time elapsed from first utilisation of the facility. The margin for Facility B is between 0.90 per cent. and 2.90 per cent. per year, depending on the time elapsed from first utilisation of the facility, subject to a ratings adjustment if AMEC fails to obtain or maintain an investment grade credit rating from Moody's or S&P. The margin for Facility C is between 1.00 per cent. and 2.05 per cent. per year and for the revolving facility is between 0.70 per cent. and 1.80 per cent. per year, in each case depending on the ratio of consolidated total net borrowings to adjusted consolidated EBITDA. In accordance with the terms of the guarantor coverage test described below, the loans made under the Debt Financing are guaranteed by certain AMEC subsidiaries.

The Debt Financing contains certain financial covenants, including the following:

(i)
AMEC's ratio of consolidated total net borrowings to adjusted consolidated EBITDA must not exceed 3.25x EBITDA;

(ii)
AMEC must maintain a ratio of consolidated EBITDA to consolidated net finance costs of not less than 3.00x; and

(iii)
at any time prior to AMEC obtaining an investment grade credit rating from Moody's and S&P and issuing unsecured bonds in the public international capital markets, the turnover of the guarantors must be 70 per cent. or more of the Group's turnover.

The Debt Financing contains certain events of default customary for financings of this nature including payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, cross-default, insolvency, cessation of business, illegality, unenforceability, environmental claims and material adverse change.

In the event of a change of control (as defined in the Debt Financing), if, after 30 days of negotiation from the date AMEC gave the facility agent notice of such change of control, an agreement is not reached between AMEC and the Lenders as to the terms and conditions acceptable to all parties for continuing the Debt Financing, a Lender may, upon not less than 30 days' notice, require that its commitments are cancelled and that any amounts due to it, including accrued interest and all other amounts accrued, be immediately due and payable. Any amounts outstanding under the Debt Financing may also be subject to mandatory prepayment in certain other circumstances, including but not limited to illegality. AMEC may also, upon not less than five Business Days' notice to the facility agent, prepay any loan in whole or in part, provided that it is in a minimum amount of $10 million and an integral multiple of $1 million.

INFORMATION ABOUT AMEC INTERNATIONAL INVESTMENTS BV

Overview

AMEC International Investments BV was formed by AMEC to make the Offer and effect the Acquisition. AMEC International Investments BV was incorporated on 8 April 2014 under the laws of the Netherlands and registered in the Dutch Trade Register under number 60438843. AMEC International Investments BV's principal offices are located at Facility Point, Meander 251, 6825 MC Arnhem, the Netherlands.

The authorised share capital of AMEC International Investments BV amounts to €1.00 and consists of one ordinary share. All of the outstanding ordinary shares are owned by AMEC. The AMEC International Investments BV Board consists of the following four members: Ian McHoul, Alan Dick, Gert Stam and Dilian Jansen.

 INFORMATION ABOUT AMEC

Overview

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's oil and gas, mining, clean energy, environment and infrastructure markets. AMEC provides support for assets, such as upstream oil and gas production facilities, mines and nuclear power stations, throughout their lifecycle, from inception to decommissioning. AMEC provides the following services by market:

•
Oil & Gas, comprising a broad range of services, including engineering, project management and asset support, to onshore and offshore projects for the conventional oil and gas market, as well as unconventional oil and gas projects, in particular oil sands;

•
Mining, comprising consultancy, design, design/supply, and project and construction management services for mining companies worldwide;

•
Clean Energy, comprising engineering, procurement, construction and decommissioning services for nuclear energy, renewable energy (in the form of wind, solar, biomass and biofuel projects), transmission and distribution, and power; and

•
Environment & Infrastructure, or E&I, which offers environmental consulting and other services in the water, transportation/infrastructure, government services and industrial/commercial sectors.

The Acquisition is expected to strengthen AMEC's mid and downstream capabilities beyond its existing upstream focus in the Oil & Gas market.

The following table presents AMEC's revenue by market.

	Year ended 31 December
Revenue by market	2011(1)	2012(1)	2013
	(£ millions)
Oil & Gas	1,375	1,918	1,997
Mining	507	682	493
Clean Energy	732	945	956
E&I	534	566	564

Total excluding Investment Services/intercompany eliminations	3,148	4,111	4,010
Investment Services/intercompany eliminations	(15)	(23)	(36)

Total	3,133	4,088	3,974

Note:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business.

AMEC has reported on a geographic basis since 1 January 2013, reflecting the new organisational structure implemented on that date. Its geographic regions are the Americas, Europe and Growth Regions (which includes Africa, the Middle East and Australasia). This structure is designed to promote collaboration and maximise growth opportunities across AMEC's operations.

•
Americas is AMEC's largest business unit, with balanced operations across each of AMEC's four markets;

•
Europe is primarily UK-based, with activities in Oil & Gas, Clean Energy, primarily nuclear, and E&I; and

•
Growth Regions comprise AMEC's operations elsewhere in the world. Currently, these operations are mainly in Oil & Gas, with some Mining and E&I activities. AMEC believes this business unit has the greatest potential for future growth.

As well as strengthening AMEC's position in its core geographies, the Acquisition is expected to expand AMEC's presence in the Growth Regions and improve its position in Latin America.

The following table presents AMEC's revenue by business unit.

	Year ended 31 December
Revenue by business unit	2011(1)	2012(1)	2013
	(£ millions)
Americas	1,807	2,500	2,247
Europe	899	1,080	1,227
Growth Regions	442	531	536

Total excluding Investment Services/intercompany eliminations	3,148	4,111	4,010
Investment Services/intercompany eliminations	(15)	(23)	(36)

Total	3,133	4,088	3,974

Note:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business.

AMEC currently operates in approximately 40 countries and Foster Wheeler currently operates in more than 30 countries with limited overlap between the two companies. The following map shows AMEC's current locations.

AMEC works with a wide range of customers ranging from "blue-chip companies" to national and local governments. AMEC's top 10 customers, which accounted for approximately 33 per cent. of revenue for the year ended 31 December 2013, were:

Bluewater	ExxonMobil
BG	GDF SUEZ
BP	Marine Well Containment Company, or MWCC
ConocoPhillips	National Grid
EDF Energy	Syncrude

The next 10 customers accounted for approximately 12 per cent. of revenue for the year ended 31 December 2013. Another important customer for AMEC, through its interest in NMP, the parent body organisation for the Sellafield site in the United Kingdom, is the Nuclear Decommissioning Authority, or NDA.

Organisational Structure

The following chart presents AMEC's organisational structure:

Incorporation and History

AMEC was formed in 1982, when Fairclough Construction merged with William Press to form AMEC. The Matthew Hall Group of Companies was incorporated into the AMEC group in 1988. In recent years, AMEC has transformed its operations from a civil construction company to a consultancy, engineering and project management company through a combination of organic growth, acquisitions and divestment of non-core activities. Key acquisitions and disposals which have contributed to the evolution of AMEC's business include:

•
In 2000, the acquisition of AGRA Inc. (the amalgamation of HJ Simons and the Montreal Engineering Company, or Monenco), a North American environmental, engineering and construction services company, which was AMEC's first major North American acquisition and which significantly expanded AMEC's operations in North America; and Ogden Environmental and Energy Services Co. Inc., a US environmental consulting company;

•
In 2005, the acquisition of Paragon Engineering Services, Inc., a Houston-based oil and gas engineering services company, which expanded AMEC's Oil & Gas operations in North America and provided a critical mass in an important centre for the market; and NNC Holdings Limited, a UK nuclear consultancy and engineering business, which established AMEC's presence in the nuclear sector in the United Kingdom and Canada and provided it with a position in the European and South African nuclear markets;

•
In 2007, the sale of its UK-based civil construction businesses;

•
In 2008, the acquisition of Geomatrix Consultants, Inc., a California-based technical consulting and engineering firm which provided AMEC with an enhanced position in the western United States for the provision of environment and infrastructure services; Rider Hunt International Limited, a project services company to the oil, gas, chemical, energy and process industries, which added consultancy services in programme and project management to AMEC's existing expertise; and Bower Damberger Rolseth Engineering Limited, a specialist in-situ oil sands business in Canada, which added in-situ expertise to AMEC's existing mineable oil sands expertise;

•
In 2008, the sale of its wind developments business;

•
In 2009, the acquisition of GRD Limited, an engineering and project delivery company based in Perth, Australia, specialising in the design, procurement and construction of mineral projects, which expanded AMEC's mining business outside the Americas and furthered AMEC's strategy of expansion in Growth Regions;

•
In 2010, the acquisition of Entec Holdings Limited, a UK-based environmental and engineering consultancy company, which significantly strengthened AMEC's E&I capabilities in the United Kingdom;

•
In 2011, the acquisition of MACTEC Inc., a US engineering and environmental services company, which expanded AMEC's geographic coverage of the eastern United States for the provision of environment & infrastructure services; and QED International Limited, or qedi, an oil and gas completions and commissioning services company, which strengthened AMEC's project delivery capability across its key markets;

•
In 2012, the acquisition of Energy, Safety and Risk Consultants (UK) Limited, or ESRC, Serco Group plc's UK-based nuclear technical services business, which expanded AMEC's footprint and capabilities in the civil and nuclear defence markets, particularly in the United Kingdom; Unidel Group Pty Limited, or Unidel, a Brisbane-based consulting, engineering and technical services company serving Australia's energy, resources and infrastructure sectors, which expanded AMEC's capabilities in the Oil & Gas, Mining and Clean Energy markets in Australia; and a 50 per cent. stake in Kromav Engenharia Ltda, or KROMAV, a participant in the Brazilian oil and gas market, which provided an important foothold for AMEC in Brazil; and

•
In 2013, the acquisition of Automated Engineering Services Corp, a US design engineering nuclear services firm which provides design/modification engineering, engineering analysis, safety, licensing and regulator services and engineering programme support to existing nuclear utilities, which expanded AMEC's nuclear position in the United States.

AMEC was incorporated and registered in England and Wales on 2 November 1982 as a public company limited by shares under the Companies Act 1948 to 1981 and with the registered number 01675285. AMEC is headquartered at Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom, its registered office is at Booths Park, Chelford Road, Knutsford, Cheshire WA16 8QZ, United Kingdom and its main telephone number is +44 (0) 20 7429 7500. AMEC shares are listed on the Official List and were admitted to trading on the main market of the LSE under the symbol "AMEC" on 2 December 1982.

Business Model and Strategy

As further described in "Background to and Reasons for the Offer", AMEC believes that the Acquisition will, among other things, accelerate the achievement of AMEC's growth strategy by expanding its position in the mid and downstream Oil & Gas market and enhancing its position in the Growth Regions and Latin America.

Business Model

AMEC's business model seeks to ensure that it: employs talented people; is customer focused; sells the company's expertise and solutions; and seeks to adopt a "low risk" approach. AMEC operates through three geographic business units focused on bringing relevant expertise to bear for the benefit of its customers across four markets (Oil & Gas, Mining, Clean Energy and E&I).

People

As AMEC does not own significant physical assets or proprietary technology, AMEC's principal asset is its people. AMEC believes that its continued success depends on its people and the way in which they deliver for customers, every day, around the world. AMEC employs highly skilled engineers, project managers, consultants and scientists who create long-term customer relationships and help develop AMEC's reputation for excellence. As a result, it is important that AMEC continues to attract, develop and retain skilled employees, in particular in light of a skills shortage in many of the geographies in which AMEC operates. In 2013, AMEC recruited successfully in resource constrained markets and was able to ensure that the right skills were available at the right place and time to service its customers. This included the recruitment of almost 6,000 people in Europe to support project-based activity in the UK North Sea.

The Acquisition will build on the strength of AMEC's employee base by combining two highly skilled, customer-focused workforces to provide high-value services, such as engineering, design and project management to an enlarged customer base. The Enlarged Group is expected to benefit from a combined workforce of more than 40,000 employees and the increased scale is expected to provide efficiencies, such as through increased workflow through HVDCs. The Enlarged Group will also benefit from the addition of the mid and downstream Oil & Gas expertise of current Foster Wheeler management and personnel, which AMEC expects will complement its own management's and personnel's expertise in upstream Oil & Gas to further develop its business and service offering. The Enlarged Group will continue to invest in and develop its combined workforce.

AMEC also believes that the addition of Foster Wheeler's workforce will create new expansion opportunities for the Enlarged Group. For example, in Canada, AMEC expects to combine its team of experts in engineering and project management with Foster Wheeler's LNG experience to create a new presence in the Canadian gas market. Furthermore, AMEC believes that Foster Wheeler's Global Power Group will facilitate AMEC's engineers and project managers' access to the power market, especially in Asia.

Customers

AMEC has a diversified customer base, which includes some of the largest international oil companies such as ExxonMobil and BP, mining companies such as PotashCorp, utility companies such as EDF Energy, or EDF, and government bodies such as the US Department of Defense. AMEC's top five customers accounted for approximately 25 per cent. of revenue and the remaining 15 customers in the top 20 accounted for 20 per cent. of revenue for the year ended 31 December 2013. AMEC typically leverages its reputation and long-term relationships with customers in order to secure the award of new business. Developing these long-term and worldwide relationships with customers is therefore a priority for AMEC and its success and reputation are evidenced by the high proportion of repeat business

AMEC is able to generate, as well as the strength and longevity of its relationships with customers. In 2013, AMEC was able to renew a number of long-term contracts with existing customers, win new long-term contracts and new customers and broaden its service offering to existing customers.

The development of long-term and worldwide customer relationships will continue to be a priority for the Enlarged Group following the Acquisition. The Acquisition is expected to result in the addition of new customers, particularly in the mid and downstream Oil & Gas market and from Foster Wheeler's Global Power Group, and allow a wider range of services to be offered to existing customers of both AMEC and Foster Wheeler. For example, the Enlarged Group will be able to offer its combined customer base Foster Wheeler's extensive track record of managing large-scale, reimbursable EPC contracts and AMEC's depth of experience in brownfield and environmental services businesses, the latter of which AMEC expects to expand into the mid and downstream Oil & Gas markets. The Enlarged Group will also be able to serve customers on a wider basis, further enhancing its ability to serve existing customers wherever they are located and develop new customer relationships.

Expertise

AMEC provides high-value services across the lifecycle of its customers' assets and the range of services it is able to provide is similar in each market or sector. See "—AMEC's Operations—AMEC's Services" below. AMEC's expertise is in designing, delivering and maintaining strategic and complex assets, offering total life of asset support from feasibility planning through to decommissioning. AMEC has a reputation for delivering engineering solutions for complex projects and operating in remote and harsh locations. AMEC operates in its four end markets on a variety of energy and commodity projects around the world. This diversified service offering partially offsets the cyclical nature of AMEC's customers' capital expenditure plans by reducing AMEC's dependence on any one part of the energy mix. However, AMEC believes its ability to act as "One AMEC" and deliver excellence each time are key differentiators in a competitive marketplace.

The Acquisition will further strengthen the Enlarged Group's expertise by combining AMEC's and Foster Wheeler's engineering and project management experience. The addition of Foster Wheeler's mid and downstream Oil & Gas and Global Power Group expertise to AMEC's own upstream Oil & Gas and Clean Energy experience will further diversify the Enlarged Group's service offering.

Focus on Lowering Risk and Generating Cash

AMEC's business model has a low-risk, cash-generative focus, which improves the predictability of its results. AMEC is deliberately technology independent and asset-light. In addition, AMEC has a large number of contracts, the majority of which are reimbursable contracts. While the structure of reimbursable contracts varies, these are generally less risky than lump sum contracts under which, if the contract does not occur as originally planned, AMEC cannot recover cost overruns, except to the extent they are caused by the customer or in certain other limited circumstances. In some cases, AMEC is paid its cost plus an agreed profit margin and may receive additional payments if pre-agreed targets related to key performance measures are achieved. AMEC will only take lump sum work under certain controlled circumstances. See "—Business Development and Contracts" below. AMEC's operations are both geographically and market diverse. However, AMEC uses common systems to ensure that work is delivered consistently and shared across offices. In December 2013, it opened a shared services centre in the Philippines to consolidate finance and HR administrative activities for the Growth Regions and global IT support. AMEC has increased the collaboration between offices, teams, sectors and geographies to work as "One AMEC".

Following the Acquisition, AMEC expects that the Enlarged Group will continue its low-risk, cash-generative business model. One of the strengths of Foster Wheeler is that it has a similar business model to AMEC, with predominantly reimbursable contracting and an asset-light, cash-generative engineering and project management business. As at 31 December 2013, approximately 81 per cent. of AMEC's backlog was reimbursable or similar contracts. Foster Wheeler also operates a HVDC in India and AMEC expects to learn from Foster Wheeler's experience with its HVDCs to improve the Enlarged Group's competitiveness and collaborative capabilities.

Markets

AMEC's operations are deliberately diversified across four end-markets, each of which is expected to grow in the long term. AMEC is positioned across these markets in order to maximise what AMEC believes to be the long-term growth potential of each market and the need for high-quality engineering and project management services in each market. AMEC's diversification ensures that it is not dependent on any one part of the energy mix or on the cyclical nature of these markets. See "—AMEC's Operations—AMEC's Markets" below.

The Acquisition is expected to add Foster Wheeler's mid and downstream capability to AMEC's existing upstream Oil & Gas position, strengthening the Enlarged Group's Oil & Gas business and enabling it to expand its operations across the whole industry value chain. AMEC also believes that the Acquisition will increase the Enlarged Group's exposure to the gas market, particularly in Canada. The addition of Foster Wheeler's Global Power Group is also expected to complement AMEC's existing position in the power sector. In addition, the Enlarged Group is expected to benefit from Foster Wheeler's expertise in petrochemicals and chemicals and add Foster Wheeler's position in pharmaceuticals with AMEC's existing positions in Clean Energy.

Geographic Operations

AMEC manages its business across three geographic business units. See "—AMEC's Operations—AMEC's Geographic Operations" below. AMEC's organisational structure is designed to promote collaboration between markets and geographies and between AMEC's teams and offices. In turn, this increases efficiency and productivity, enabling AMEC to continue to deliver excellent service to its customers. For example, since 2010, AMEC has provided services to Rio Tinto's Oyu Tolgoi copper-gold project in Mongolia. These services are generally coordinated from the Americas and involve employees from Australia, China, Mongolia, Canada and the United States.

The Acquisition is expected to further strengthen AMEC's geographic footprint by increasing revenues and providing scale in the Growth Regions and significantly expanding AMEC's presence in Latin America. The Acquisition is expected to double AMEC's revenues from the Growth Regions. The Enlarged Group will have a presence in Qatar, Oman and Thailand, HVDCs in India, China, Indonesia and Chile and an enhanced presence in China. The Acquisition will also allow the Enlarged Group to significantly expand AMEC's presence in Latin America, with Foster Wheeler's operations in Mexico, Colombia and Venezuela complementing AMEC's existing activities in Chile, Peru and Brazil.

Following the Acquisition, the Enlarged Group will serve customers in more than 50 countries. AMEC expects the Enlarged Group to be structured in a manner that will enable it to provide its customers with high quality service across its geographic regions and it intends to do so through a new organisational structure comprised of four business units (Americas, Northern Europe & CIS, Southern Europe & AMEA and Foster Wheeler's existing Global Power Group) supported by a prominent strategy and business development function across the four key markets (Oil & Gas, Mining, Clean Energy and Environment & Infrastructure).

AMEC's business model supports its strategy and it believes that by collaborating, improving and growing, it can ensure that it achieves its goals.

Strategy

AMEC's strategy for 2015 and beyond focuses on growth. One of the key drivers for the Acquisition is to expand AMEC's global footprint into higher growth regions and build AMEC's presence in higher growth/value markets. AMEC believes that the Acquisition complements its stated growth strategy and business model, and that the Enlarged Group will be well positioned to take advantage of, and create, new growth opportunities.

Enhancing its Market Position, Particularly in Oil & Gas

AMEC will continue to look for strategic opportunities to enhance its position in its chosen markets in order to minimise risk and maximise opportunities over the long term. In particular, following the Acquisition, the Enlarged Group will offer complementary strengths in the mid and downstream portions of the Oil & Gas value chain. The Acquisition will also add new customers in AMEC's chosen markets and capitalise on common customers. In addition, the Enlarged Group will continue to develop the expertise and skills of its combined workforce in order to allocate resources across its businesses in response to shifting customer needs. Following the Acquisition, the Enlarged Group will continue to assess changing market conditions, including any volatility and cyclicality in each of its chosen markets, in order to maintain a favourable balance of activity between these markets.

Expanding its Geographic Footprint, Particularly in the Growth Regions

Following the Acquisition, the Enlarged Group will continue to seek to build its presence in established geographies, such as the United Kingdom and North America, as well as expand into the Growth Regions, in particular the Middle East and Australasia, and improve its position in Latin America. This may come in the form of further acquisitions or organic growth. The Acquisition is expected to double AMEC's revenues in the Growth Regions and strengthen its activities in Latin America, and is also expected to produce scale benefits by creating efficiencies, such as through increased workflow through the HVDCs. Expanding its geographic presence will also involve building the Enlarged Group's existing market positions as AMEC's customers look for a wider range of services to be packaged together. As a result, the Enlarged Group will continue to promote collaboration across markets and geographies.

Enhancing its Capabilities and the Range of Services Offered to Customers

Maximising growth opportunities involves ensuring that the widest range of AMEC services is provided in each of AMEC's three geographic regions and each of its four markets. In particular, this involves expanding the services offered to existing clients, a priority that the Acquisition will help to implement. The Acquisition will add Foster Wheeler's existing power equipment business to AMEC's portfolio and further diversify AMEC's core businesses. At the same time, collaborating across teams, offices, markets and geographies will be critical to providing integrated services to the Enlarged Group's combined customer base. The Enlarged Group will continue to develop its capabilities by continuing to attract, develop and retain the best people, in particular those with experience in successfully developing complex projects. Going forward, the Enlarged Group expects that strategy and business development will play a greater role across all of the Enlarged Group's business units. This will ensure that the Enlarged Group continues to develop long-term relationships with its new and existing customers.

AMEC's Operations

AMEC's Services

AMEC seeks to maximise growth opportunities by ensuring that it provides a wide range of services to its customers in each of its four markets and three business units. AMEC focuses on delivering the "AMEC Way", which is fundamentally about improving the way AMEC delivers projects to its customers. It is not "one size fits all", it is flexible and scalable. The "AMEC Way" defines a common approach to executing projects within AMEC by combining an assurance framework for project delivery with access to a comprehensive reference framework of guidance, tools and best practice examples. Adaptability to local markets and collaboration between AMEC employees will allow AMEC to provide a tailored and flexible service offering and will enable AMEC to differentiate itself in the markets in which it operates.

AMEC provides a similar range of services to its customers in each of its four markets. These services are delivered across the life cycle of AMEC's customers' assets and range from consulting, engineering, construction and construction management to project management, operations and maintenance and decommissioning, and are often for complex projects and operations in remote and harsh locations. These services include:

Consulting

AMEC provides consulting services to customers across many industry sectors. AMEC's consulting services fall into four main groups:

•
Business consulting to the Oil & Gas and Mining markets. AMEC works with customers to identify, define and understand key issues and provides customer-specific recommendations, strategies and solutions designed to realise maximum value for a customer's assets. These offerings are underpinned by AMEC's wider engineering and project management expertise.

•
Commercial consulting in the form of project services and cost planning to all four of AMEC's markets, particularly Oil & Gas. These services are provided by AMEC subsidiaries Rider Hunt International and Aquenta Consulting under their own brands.

•
Environmental consulting encompasses environmental engineering and science, geotechnical engineering, water resources, materials testing and engineering, engineering and surveying, and programme management across all four markets.

•
Technical consulting by delivering projects and solving complex issues in each of AMEC's four markets. For example, in the Mining market, AMEC is involved in ore resource estimation, mine planning and feasibility studies.

Engineering

AMEC's engineering services are central to AMEC's ability to deliver projects to its customers in each of its markets. AMEC has expertise in various engineering disciplines including geotechnical engineering, materials engineering and engineering design. AMEC has a global network of engineering centres delivering sophisticated technical solutions to its customers in a cost-effective manner. Therefore, engineering the AMEC way involves aspiring to provide a consistent quality of service tailored to customer needs independent of location. AMEC deploys the best mix of its capabilities through a well-integrated work share and technical performance management system that allows its engineers to work on projects across different business units. AMEC has particular expertise in undertaking large and complex projects in remote areas and in extending the life of assets in the mid to late stages of their lifecycle, for example in brownfield oil and gas operations in the UK North Sea.

Construction and Construction Management

AMEC provides construction and construction management services designed to enhance the quality and value of construction projects by focusing on the quality of materials, construction practices, and the level of care and quality control in the construction process. AMEC provides construction services from office locations throughout the world. AMEC's construction management professionals focus on project management, construction techniques, subcontractor management, health and safety, quality assurance and quality control. AMEC undertakes some of its construction work directly in North America and the United Kingdom and subcontracts the remaining work to third parties. AMEC provides construction management services across all four of its markets.

Project Management

Project management is one of AMEC's core services which it uses to deliver its consulting, engineering and construction services to its customers. AMEC provides overall project management advice and support, health, safety, sustainability, environmental and quality direction and support, and commissioning and start-up services. AMEC has developed and refined integrated project management systems, procedures, guidance and best practice examples for the management and control of engineering, construction, procurement and commissioning of process and industrial facilities worldwide. These provide a model for AMEC's standard approach to project delivery. AMEC's project management services span all of its markets.

Hook up and Commissioning

Hook up services typically involve connecting the various modules/subsystems which are part of a project or connecting new installations to existing ones. Hook up may include elements of fabrication, such as connecting pipes or welding. Commissioning takes place once a project has been constructed and involves checking, inspecting, testing and documenting the operational aspects of a project prior to handover to the customer. AMEC may provide commissioning services together with hook up services, or as a separate service. With the acquisition of qedi in 2011, AMEC acquired proprietary technology which allows it to deliver technical standardisation across projects, improves the accuracy of planning and thereby ultimately reduces the risk of revenue or reputation losses during commissioning. The acquisition of qedi also expanded AMEC's specialist completions and commissioning capabilities.

Operations and Maintenance

Once built, AMEC supports the operation of its customers' assets and seeks to improve the value of these assets through enhanced production, extension of the life of the asset and reduced operating costs. AMEC's operations and maintenance services include:

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Asset support:  comprehensive specialist shutdown/overhaul, maintenance, mechanical and electrical construction and maintenance of offshore facilities.

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Production operations:  includes production optimisation consultancy services. The purpose of these services is to improve the reliability and performance of existing assets or reduce their costs, such as managing the obsolescence of ageing assets.

Decommissioning

AMEC's decommissioning capabilities span a number of markets. AMEC has substantial experience in nuclear decommissioning and waste management in the United Kingdom, Canada, Eastern and Western Europe and the former Soviet Union. It has capabilities spanning from initial concept through to decommissioning and clean-up. AMEC also provides in-house specialist services, such as safety case and health physics support. This may include front-end technical studies, environmental assessments, verification of cost provisions, engineering and full project execution.

AMEC's Markets

AMEC operates globally in four end markets—Oil & Gas, Mining, Clean Energy and E&I, and provides similar services to its customers in each market, including environment and infrastructure services in the Oil & Gas, Mining and Clean Energy markets. The E&I market includes customers in the water, transportation/infrastructure, government services and industrial/commercial sectors. AMEC expects each of these markets to grow in the long term and has positioned itself across these markets to ensure that it benefits proportionately regardless of the relative weighting of future growth in the industry. Each market in which AMEC operates is also cyclical and AMEC's diversification ensures that it is not dependent on any one sector.

The following table presents AMEC's revenue and the percentage of revenue attributable to each market.

	Year ended 31 December
Revenue and percentage of revenue by market	2011(1)		2012(1)		2013
	(£ millions)	(%)	(£ millions)	(%)	(£ millions)	(%)
Oil & Gas	1,375	44	1,918	47	1,997	50
Mining	507	16	682	17	493	13
Clean Energy	732	23	945	23	956	24
E&I	534	17	566	14	564	14

Total excluding Investment Services/intercompany eliminations	3,148	100	4,111	101	4,010	101
Investment Services/intercompany eliminations	(15)	—	(23)	(1)	(36)	(1)

Total	3,133	100	4,088	100	3,974	100

Note:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business.

Global Market Trends

Population growth and increasing urbanisation are key drivers of increased energy demand, according to ExxonMobil's report, "2013 The Outlook for Energy: A view to 2040". From 2010 to 2040, ExxonMobil expects a 35 per cent. growth in demand for energy, even with significant efficiency gains, and a simultaneous growth in population by more than 25 per cent., to nearly nine billion people.

According to the International Energy Agency (World Energy Outlook© OECD/IEA, 2013), or the IEA, China, India and the Middle East are expected to account for 60 per cent. of the growth in primary energy demand and emerging economies overall are expected to account for 90 per cent. of the growth. The IEA believes that a global investment in energy supply infrastructure of approximately $37 trillion is required between 2012 and 2035, with a disproportionately high share attributable to OECD countries because of higher unit costs for capacity additions and the need to replace ageing infrastructure. The oil and gas market is expected to account for almost $19 trillion of the total investment, with most of the balance being power.

Although technology is facilitating the development of new resources, for example the development of tight oil and shale gas in North America, which are expected to allow the United States to meet its energy needs from domestic resources by 2035, the development of new sources of energy is becoming more complex because resources are increasingly located in harsh or remote regions.

Oil & Gas

AMEC is involved in both conventional onshore and offshore oil and gas projects and unconventional oil and gas projects, in particular oil sands.

The following table presents the percentage of Oil & Gas revenue attributable to each business unit.

	Year ended 31 December
Oil & Gas revenue by business unit	2011	2012	2013
	(%)
Americas	42	48	39
Europe	39	35	42
Growth Regions	19	17	19

Total	100	100	100

Oil & Gas Market

The Oil & Gas value chain is typically divided into three segments: upstream, which involves exploration and production activities; midstream, which includes transportation and natural gas processing (i.e., gas monetisation); and downstream, which refers mainly to the refining and petrochemical industries.

Growth in the Oil & Gas market is driven by the long-term rise in energy demand. According to the IEA, oil demand is forecast to increase to 101 million barrels per day by 2035. The principal drivers of this demand are the transport and petrochemicals sectors in Asia (led by China and India) and the Middle East. For example, during 2013, China overtook the United States as the world's largest net oil importer. This demand is expected to offset the dampening effect of efficiency measures, environmental policies and relatively high prices in OECD countries.

While there is greater consistency of international crude oil prices, gas prices exhibit significant regional differences, with US prices averaging one-third of those in Europe and one-fifth of those in Japan. Historically, gas-rich countries such as Russia, Qatar and Iran have seen significant economic benefits from their gas-related infrastructure. There has been a recent "revolution" caused by the production of unconventional gas, predominantly shale gas in North America and coal-bed methane in Australia and elsewhere. Natural gas is relatively more difficult to transport than oil, although liquefied natural gas, or LNG, has become well established over the last 30 years.

ExxonMobil expects natural gas to overtake coal as the number two global fuel behind oil by 2040. The IAE estimates that $700 billion of investment on oil and gas development is required each year to meet the world's energy needs.

The upstream Oil & Gas market can be divided into two market segments based on the methods that are used to produce these resources: conventional oil and gas and unconventional oil and gas. Conventional oil and gas is extracted, after well drilling operations, by the natural pressure of the wells, potentially boosted by pumping or compression operations. Unconventional oil and gas is produced using techniques such as surface mining and the injection of steam, chemicals (hydraulic fracking) or air into the rock. Unconventional oil and gas includes extra-heavy oil, natural bitumen (oil sands), shale, coal-based liquid supplies, biomass-based liquid supplies and gas to liquids. However, as economic and technological conditions evolve, resources previously categorised as "unconventional" may be considered "conventional".

The IEA estimates oil supply in 2012 was 89.2 million barrels per day. Since 2000, more than two-thirds of the growth in oil supply has come from shale oil, oil sands and ultra-deepwater and natural gas liquids. The change in the production mix is driven by increased production of shale oil, Canadian oil sands, natural gas liquids and increased deepwater production in Brazil.

Oil sands are a natural mixture of sand, water, clay and bitumen, a type of heavy oil which must be removed from the sand and water before being upgraded into crude oil and other petroleum products.

According to the Canadian Association of Petroleum Producers, oil sands make up almost the entirety of the proven crude oil reserves in Alberta, which are the third largest proven crude oil reserves in the world. Extraction of oil sands has historically used surface mining techniques similar to those used at open-pit mines. In-situ extraction is increasingly used and relies on various methods to liquefy and extract bitumen from underground oil sands resources.

In general, oil and gas resources are becoming increasingly difficult to extract. Projects have become larger and more complex and environmental pressures have increased. As a result, there is expected to be a shift towards more frontier and deepwater developments. Oil and gas producers increasingly require services companies like AMEC to provide experts with proven experience in delivering projects on time, on budget, without harming people or the environment. Many international oil companies, or IOCs, are reviewing their levels of upstream capital expenditure, which may impact total market growth rates. This focus may shift the balance between the number of brownfield and greenfield projects entered into by AMEC's customers. For example, IOCs may be more likely to contract for brownfield projects, which are more capital efficient. In comparison, national oil companies, or NOCs, which are generally less affected by economic conditions, in particular changes in commodity prices, have maintained or increased their capital expenditure and are becoming increasingly independent of IOCs.

Morgan Stanley's latest global exploration and production spending analysis suggests that, between 2012 and 2020, global upstream spending will grow at approximately 5.5 per cent. per year with offshore spending growth of 8.2 per cent. per year.

As existing infrastructure ages and reserves are being depleted, more sophisticated performance and efficiency improvement solutions are required, driving expenditure in brownfield operations. Concurrently with the maturation of oil and gas assets, declining reservoir production and ageing infrastructure, the number of offshore facilities has increased to over 9,000 worldwide. This has increased the focus on the offshore maintenance, modifications and operations market, which the Douglas-Westwood "MMO Report 2014" expects to be worth around $672 billion between 2014 and 2018. As the key infrastructure (e.g., export infrastructure) is already in place, brownfield modification projects can represent an attractive economic alternative to greenfield projects.

The midstream sector of the Oil & Gas market has seen significant change in recent years. Gas is seen as the cleanest fossil fuel and, as plans for new nuclear power plants have been postponed post-Fukushima, the demand for gas has increased. At the same time, an abundant supply of shale gas has become available in North America. Transportation of gas over long distances relies on costly infrastructure, in the form of pipelines and especially LNG shipping. According to Douglas-Westwood's "World LNG Market" forecast, global capital expenditure will total nearly $228 billion between 2013 and 2017, coming from both liquefaction projects and gas import terminals with both Australasia and North America playing a major role.

In the downstream market, investment in refining is driven by growth in demand for crude oil-derived products, a desire to export price-advantaged crude oil feedstock (such as in the Middle East), a need for upgrades and modernisation, particularly to handle more heavy crude, and the requirements of the petrochemical industry. Substitution by cheap and clean-burning natural gas and increased fuel efficiency have dampened refining growth in areas such as North America. AMEC expects that most investment will take place in Asia Pacific, Latin America and the Middle East. In petrochemicals, the global market is expected to grow at a compound annual growth rate of 6.7 per cent. between 2012 and 2018, according to Transparency Market Research. Major new investment in North America is being driven by the availability of cheap and plentiful shale gas, which provides feedstock advantage, and capacity expansion is also expected in the Middle East.

AMEC's Position

AMEC has traditionally focused on the upstream segment of the overall Oil & Gas market, with the majority of its revenues coming from upstream, offshore oil projects. AMEC offers a variety of services to a broad range of customers, including IOCs and NOCs and independent operators in Europe, the Americas, the Middle East, Africa, the Caspian, Southeast Asia and China. In 2013, 81 per cent. of AMEC's Oil & Gas revenues came from IOCs, compared to 15 per cent. and 4 per cent. from NOCs and independent operators, respectively. AMEC operates in every part of the project delivery phase except early cycle exploration or drilling.

In the conventional oil and gas market, AMEC provides feasibility studies, front-end engineering design, detailed engineering, project management, hook up and commissioning and asset support services during the life of its customers' assets. These assets are largely offshore oil facilities, however, similar services are provided to onshore oil and gas facilities. AMEC conducts feasibility studies and provides front-end engineering design services for both greenfield and brownfield projects. AMEC's expertise on greenfield projects includes large and complex projects, often in deepwater and hostile conditions, around the world and it has developed a strong position in frontier regions, including the Caspian. AMEC increasingly provides more integrated solutions to new entrant operations on brownfield projects in the UK North Sea, often packaging a range of services provided across the value chain for its customers. These "concept to delivery" services often involve adapting existing facilities to cope with both mature reservoir conditions and new subsea tie-backs. Additionally, AMEC increasingly provides oil and gas services for IOCs as part of global framework agreements.

In the unconventional oil and gas market, AMEC provides project management and engineering services to the upstream surface mining Canadian oil sands sector, with a history stretching back to the world's first oil sands plant in 1967.

AMEC has historically focused on mineable oil sands, however, AMEC also has in-situ expertise, which is increasingly being used on oil sands projects. AMEC also provides environmental impact assessments and water table management on shale gas and coal bed methane projects.

AMEC currently has a limited presence in the midstream and downstream segments of the Oil & Gas value chain, although it is currently providing project management consultancy services for a new oil refinery in Kuwait and project management services at a chemical complex in China.

AMEC supports its operations in the Oil & Gas market using the full range of its environmental and infrastructure services to ensure that its customers meet and, where possible, exceed local legislation, providing them with solutions to environmental challenges.

Priorities

AMEC aims to be one of the leading global providers of engineering and asset support services to the upstream offshore market. It intends to maintain a leading position in the UK North Sea and in unconventional oil and gas, while growing its brownfield engineering, in-situ oil sands and hook-up and commissioning capabilities. AMEC intends to maintain a diverse portfolio of projects, while continuing to broaden its service offering, customer base and geographic footprint.

AMEC expects that the Acquisition of Foster Wheeler will complement its existing upstream Oil & Gas position by adding mid and downstream activities and increasing AMEC's exposure to gas markets.

Competitors

There is no one competitor operating in all the same markets, with the same geographic footprint and with a similar approach to risk as AMEC. AMEC differentiates itself from its competitors based on technical excellence and customer focus. AMEC's competitors include companies who operate in the upstream Oil & Gas market, such as Aker Solutions, Chicago Bridge & Iron, KBR, Fluor, Jacobs, Petrofac, Saipem, Technip, Wood Group and WorleyParsons.

Mining

AMEC provides consultancy, design, design/supply and project and construction management services to support a diverse range of mining organisations.

The following table presents the percentage of Mining revenue attributable to each business unit.

	Year ended 31 December
Mining revenue by business unit	2011	2012	2013
	(%)
Americas	78	79	87
Europe	3	2	—
Growth Regions	19	19	13

Total	100	100	100

Mining Market

Demand in the mining market has generally increased alongside the rising demand for energy and, more generally, resources, which has in turn been driven by population growth and increasing urbanisation in emerging economies. However, the mining market has been negatively impacted by recent macroeconomic conditions, including the recent deceleration in commodity demand from China. It is expected that mining exploration spending will decrease and marginal projects will be postponed or cancelled as a result of lower commodity prices, general economic uncertainty and investor demand for mining companies to operate more efficiently in order to generate greater cash returns. The current economic uncertainty has led a number of major mining companies to announce delays to projects and cost reduction programmes. According to Citi Research, large mining companies are expected to reduce capital expenditure from $46 billion in 2013 to $40 billion in 2014. However, the United Nations Department of Economic and Social Affairs believes that an additional 2.6 billion people in emerging markets will become urbanised by 2050, which will be a key underlying growth factor for the mining market in the long term.

Supply issues are also of increasing importance. Fewer easy-to-produce resources are leading to more challenging, complex and expensive developments in more remote and higher risk locations. New mining projects are increasingly shifting away from open pit to underground mining, which requires more logistical infrastructure and upfront capital.

AMEC's Position

AMEC provides mining consultancy (including ore resource estimation, environmental services, mine planning and feasibility studies), design and project and construction management services to a range of mining companies. AMEC's customers are predominantly mid-tier companies, defined as those with a market capitalisation between $5 billion and $40 billion, and equivalent sized private or state-owned companies. In 2013, mid-tier customers accounted for approximately 57 per cent. of AMEC's revenue in the Mining market and major mining companies, defined as those with a market capitalisation over $40 billion, and equivalent sized private or state-owned companies, accounted for approximately 13 per cent. of AMEC's revenue in the Mining market. The remaining 30 per cent. comprised small public, private and state-owned mining companies. AMEC sees further opportunities for growth by expanding its position with major mining companies.

AMEC's business is deliberately diversified across a range of different commodities. AMEC has developed technical capabilities in a number of commodities, including specialty commodities, which differentiates it from its competitors. AMEC currently has a strong position in the recent growth commodities of potash, copper, gold and iron ore. AMEC's capabilities across different commodities allow it to respond to growing demand for a particular commodity and mitigate the impact of market volatility and changing customer focus.

The following table presents AMEC's Mining revenue by commodity type.

	Year ended 31 December
Mining revenue by commodity type	2011	2012	2013
	(%)
Copper	26	23	25
Gold	20	16	23
Potash	18	15	22
Iron ore	29	37	15
Coal	<1	3	3
Lead-zinc	2	1	3
Uranium	2	1	3
All others	3	4	6

Total	100	100	100

Although AMEC has historically focused on providing services to surface mining, it is expanding its operations to include underground mining in response to a global shift as surface mines are being depleted. AMEC is increasing its expertise in underground mining services and project management. Through this expansion, AMEC aims to leverage its specialist skills and project delivery capability with regard to surface mining to provide additional EPCM services to underground mining operations. AMEC also provides design services and supplies mining equipment.

Priorities

AMEC is a market leader in international consulting, in engineering, procurement and construction management, or EPCM, in North and South America and in projects in harsh environments and remote locations. AMEC has an established position in Australia and is growing its business in Africa. As part of its overall growth strategy, AMEC intends to enhance its Mining capabilities, specifically with regard to underground mining and mining infrastructure, and strengthen its position in engineering, procurement and construction, or EPC, services, in response to growing demand for such services from customers looking to share risks in major projects. AMEC also intends to strengthen its large project portfolio, in order to establish itself as a Tier 1 service provider (as further explained below), increase its asset support capacity to service existing mining operations as they attempt to improve efficiency and cut costs and expand its existing design/supply capabilities into other areas of AMEC's business.

Competitors

AMEC's competitors in the EPCM Mining market include Tier 1 service providers (i.e., those companies recognised as having the capability to execute large projects for mining companies anywhere in the world), such as Bechtel and Fluor and Tier 2 service providers (i.e., those companies with the capability to execute large projects only in certain locations), such as Hatch, Jacobs, SNC Lavalin and WorleyParsons, none of which provide the same broad range of services in the Mining market as AMEC.

Clean Energy

AMEC's operations in the Clean Energy market are in nuclear energy, renewable energy (in the form of wind, solar, biomass and biofuel projects), power and energy transmission and distribution.

The following table presents the percentage of Clean Energy revenue attributable to each business unit.

	Year ended 31 December
Clean Energy revenue by business unit	2011	2012	2013
	(%)
Americas	56	61	63
Europe	43	39	35
Growth Regions	1	—	2

Total	100	100	100

Clean energy is expected to provide an increasingly significant part of the global energy mix going forward, with growth primarily driven by concerns around security of supply, increasing demand for power and environmental concerns. However, strong growth in conventional power generation in emerging markets relative to the growth in clean energy has resulted in the proportion of clean energy as part of the global energy mix remaining steady in recent years.

The IEA expects that nuclear energy will be used to generate around 12 per cent. of the total electricity produced in 2035, which is broadly in line with today's energy generation levels. The situation of nuclear power varies from country to country as certain countries, like Germany, look to decommission their nuclear capacity, whilst others, like the United Kingdom and China, are committed to new build programmes. The United Kingdom currently has 16 nuclear reactors generating 10 gigawatts of electrical energy, around one-sixth of the United Kingdom's electricity requirements. During 2013, the British government and EDF announced that they had reached an agreement in principle on the key commercial terms for a new 3.2 gigawatt nuclear plant at Hinkley Point in Somerset, although the final investment decision has been postponed and the agreement in principle is under review by the European Commission. Horizon and NuGen are also developing plans to build new nuclear plants in the United Kingdom. In addition, many of the world's nuclear facilities will be reaching the end of their currently permissioned life over the next 20 years. Life extensions and reactor support will be necessary to maintain Canada's 19 nuclear reactors, mostly in Ontario, which provide 15 per cent. of Canada's electricity. Likewise, around 75 per cent. of France's electricity comes from nuclear power, with an ageing fleet of 58 reactors across the country. The demand for nuclear decommissioning and waste management services is expected to increase as civilian and military nuclear assets are retired and as countries and utilities focus on managing their nuclear energy.

According to ExxonMobil, renewable energy supplies, including traditional biomass, hydro and geothermal energy, as well as wind, solar and biofuels, will contribute 14 per cent. of the global energy mix by 2040, an increase from three per cent. in 2010. Growth in renewables will be driven by climate change and environmental policies, energy security concerns and by price and cost developments. Both BP and the IEA predict that the proportion of fossil fuels in the overall energy mix will decrease by approximately five per cent. by 2035 as renewables continue to replace oil and coal.

AMEC's Position

AMEC provides services to nuclear and other clean energy installations, such as wind farms, solar farms, biomass and biofuel facilities and conventional power plants, as well as transmission and distribution assets. Nearly half of AMEC's revenues in the Clean Energy market for the year ended 31 December 2013 came from renewable energy while approximately one-third came from nuclear.

•
Nuclear:  AMEC's nuclear business provides consultancy, engineering and project management services to support the full lifecycle of nuclear energy, from new build and reactor support (including lifetime extension) to nuclear decommissioning and waste management. AMEC has developed its nuclear capability over 60 years and has experience with many types of nuclear technology. AMEC's nuclear customers include major utilities, governments, national regulators, reactor suppliers and other significant stakeholders. AMEC has a material nuclear presence in the United Kingdom and Canada, a growing business in the United States and an established presence in Central and Eastern Europe.

•
Renewable energy:  AMEC's renewable energy focus is on wind, solar, biomass and biofuels projects. AMEC provides full service capabilities and is responsible for engineering, procurement of materials, construction, tie-in to the electrical transmission and distribution system and commissioning. AMEC's customers include power utilities, financial institutions, government agencies, technology developers, original equipment manufacturers and specialist consultants. AMEC's renewable energy business does not hold any exclusive relationships with key technology providers in the market. This allows it to preserve its neutrality with regard to design and thereby bid competitively on projects for utilities providers and regulators. AMEC has an established renewables position, particularly in wind in Canada and is growing its business in the United States.

•
Power:  In power generation, AMEC principally serves the North American market. AMEC provides full service capabilities from planning, initial design, permitting and licensing through to construction and construction management including full engineering, procurement and construction project delivery. AMEC also performs ongoing asset maintenance and retrofitting of existing power facilities. The majority of AMEC's work in power is performed for major energy providers, governments, developers and independent power producers. AMEC also provides engineering services to the process industries sector, in particular forest industries.

•
Transmission and distribution:  In the United Kingdom, AMEC's transmission and distribution business focuses on both gas and electricity transmission and distribution. This involves designing and installing pipework infrastructure from the main transmission system to residential and industrial users in the case of gas, and overland (pylon) and underground (cable) high voltage transmission infrastructure in the case of electricity. AMEC also offers its electricity transmission services in Canada. AMEC's major energy transmission and distribution customers are established system owners both in the United Kingdom and Canada.

Priorities

AMEC's expertise, technology understanding and customer relationships provide opportunities for growth in the Clean Energy market. In addition, AMEC aims to drive growth across the Clean Energy market by pursuing additional international growth opportunities. AMEC intends to defend its existing positions, particularly in nuclear, while establishing itself in new regions and developing new customer relationships, for example with major power utilities and related companies in North America.

Competitors

AMEC's principal competitors in nuclear energy include Atkins, Bechtel, Cavendish, CH2M HILL, Jacobs Engineering Group Inc. and URS. In power and renewables, AMEC's principal competitors are predominantly based in North America and include AECOM, Black and Veatch, Sargent & Lundy and Tetra Tech. In transmission and distribution, AMEC's main competitors are Babcock Networks, Balfour Beatty, Burn and McDonnell, Costain, Laing O'Rourke, as well as Sargent & Lundy.

Environment & Infrastructure

The E&I market consists of the water, transportation/infrastructure, government services and industrial/commercial sectors. AMEC provides environmental consulting, geotechnical and remediation services to its other three markets, which are discussed elsewhere in this section.

The following table presents the percentage of E&I revenue attributable to each business unit.

	Year ended 31 December
E&I revenue by business unit	2011	2012	2013
	(%)
Americas	79	83	78
Europe	7	5	8
Growth Regions	14	12	14

Total	100	100	100

E&I Market

Excluding design and construction-specific revenue, Engineering News Record estimates the global environmental consultancy market to be approximately £34 billion per year. This market has historically been large and fragmented, although there has been recent consolidation as large private sector customers are increasingly looking for seamless global project delivery.

The Environmental Analyst expects the global environmental consultancy market to grow at a compound annual growth rate of 3.5 per cent. over the next five years, with services related to climate change, energy and contaminated land/remediation expected to show particularly strong growth. Growth in the market is expected to be driven by the need for natural resources and infrastructure to meet the demands of the growing population, global resource limitations and concern over the impacts of climate change, reliability of water supplies and the need to protect coastal areas and water infrastructure, and tightening regulations and enhanced risk management. Private-sector businesses and governmental agencies will continue to devote substantial expenditures in both developed and emerging markets to meet regulatory compliance requirements and address remediation liabilities, including large-scale radiological, chemical, and petroleum-related historic releases to soil, ground and surface water.

According to the Boston Consulting Group, the infrastructure market will need more than $5 trillion in capital investment over the next five years, with the Middle East and Africa expected to have the highest growth rates at a compound annual growth rate of six per cent. Among the developed markets, the United States and United Kingdom are considered to be some of the fastest growth markets with an expected annual growth rate of 3 per cent.

AMEC's Position

AMEC provides environmental and infrastructure services across its markets and maintains a leading position and established brand in the environmental consulting market. On a standalone basis the E&I market served by AMEC consists of four sectors:

•
Water:    AMEC provides sustainable and environmentally-sound solutions to its public and private sector clients and delivers a full range of technical capabilities to water projects at all stages of planning, study, design and construction. AMEC's primary areas of focus are water resource management, water policy, storm water management, flood plain mapping and analysis, asset planning and management, and wastewater collection and treatment. AMEC also provides water services to its Mining and Oil & Gas markets, two sectors with substantial water-related risks and compliance requirements, which are reported under the respective markets.

•
Transportation/infrastructure:    AMEC provides programme management, planning and design, project and construction management, asset development and long-term asset support to government transportation agencies, local municipalities and private-sector entities primarily in the Americas. AMEC has established a strong competency in assessing and monitoring the environmental and ecological impacts associated with large-scale transportation/infrastructure projects.

•
Government services:    AMEC provides a variety of services to the US federal, Canadian and UK central governments, particularly to a wide range of US federal agencies, which are collectively the largest procurer of environmental services in the world. These services range from remediation programmes to design and delivery of infrastructure facilities, including airfield facilities, energy sources and power plants, mission support facilities and site improvements at installations in North America and in various locations around the world.

•
Industrial/commercial:    AMEC provides regulatory compliance and remediation services, including due diligence, environmental planning/permitting, site investigations, engineering feasibility studies and site remediation to a variety of major clients in aerospace, chemical, manufacturing, paper, food, healthcare and process industries segments. The sector also capitalises on its capabilities in industrial wastewater, geotechnical engineering, speciality testing and risk management in support of its global customer base.

AMEC works predominantly in the United States, Canada and the United Kingdom, with an emerging presence in the Middle East, Africa and Australasia. It operates through a network of approximately 230 offices and 7,400 employees worldwide.

Priorities

AMEC intends to build on its position in the environmental remediation markets in North America and the United Kingdom and leverage its E&I capabilities to expand both into specific geographies and across AMEC's other markets. AMEC aims to foster this growth through strategic investments in specific technical expertise and the establishment of relationships with peers for opportunities to cooperate on major projects. Many of E&I's existing customers in both the private and public sectors have global operations that will help facilitate global expansion.

Competitors

A number of companies provide services in the E&I market, although the market is becoming increasingly less fragmented as customers look for full service providers. AMEC's principal competitors that provide environmental and infrastructure services are AECOM, Arcadis, Atkins, Balfour Beatty, CH2M HILL, Coffey International, ENVIRON, ERM, Jacobs, Golder Associates, Grontmij, Mott MacDonald, MWH Global, RPS Group, SLR, Tetra Tech, URS, WorleyParsons and WSP Environment and Energy.

AMEC's Geographic Operations

As noted above, AMEC was reorganised in 2013 and is now managed on a geographic basis through three business units: the Americas, Europe and Growth Regions (which includes Africa, the Middle East and Australasia). AMEC manages legacy and non-core activities through its Investment Services business unit. The Americas is AMEC's largest business unit and AMEC expects it to remain the largest after the Acquisition. AMEC expects the Acquisition to significantly increase the scale of Growth Regions and AMEC will structure the operations of the Enlarged Group in a manner that will enable it to provide its customers with high quality service across its geographic regions and it intends to do so through a new organisational structure comprised of four business units (Americas, Northern Europe & CIS, Southern Europe & AMEA and Foster Wheeler's existing Global Power Group) supported by a prominent strategy and business development function across the four key markets (Oil & Gas, Mining, Clean Energy and Environment & Infrastructure).

AMEC's geographic structure is designed to promote collaboration across services and markets and between people, which AMEC believes improves its service offering to customers and enhances its growth opportunities. Some of AMEC's customers expect AMEC and its competitors to package a wide range of services and capabilities together. AMEC brings resources together across its markets and geographies to meet its regional needs and ensure its people are deployed on projects which maximise value for the group overall. AMEC's HVDCs in Shanghai, China; Jakarta, Indonesia; and Santiago, Chile increasingly act as hubs, working together with AMEC's offices around the world to serve customers across its business units. These HVDCs provide the same competencies, level of delivery and quality, use the same tools and have the same culture as operations elsewhere. AMEC expects the Acquisition to contribute to AMEC's collaborative capabilities by allowing AMEC to learn from Foster Wheeler's operation of its own HVDC in India.

Each business unit is led by a Group President, who reports directly to AMEC's chief executive. Each Group President is accountable for the operational and financial performance of the businesses within their business unit. There are also four market leaders who are responsible for overseeing business development, strategic development, resource allocation and key customer relationships around the world. AMEC's Project Delivery Leadership Team sits across the organisation at the global level and is responsible for ensuring that expertise and best practices are shared throughout AMEC, and that a consistent level of quality is maintained when executing projects across multiple offices and businesses.

The Americas

The following table presents the key performance measures for the Americas during the years ended 31 December 2013, 2012 and 2011.

	Year ended 31 December
Key performance measures for the Americas	2011	2012	2013
	(£ millions, unless otherwise stated)
Revenue	1,807	2,500	2,247
Oil & Gas	32%	36%	35%
Mining	22%	22%	19%
Clean Energy	23%	23%	27%
E&I	23%	19%	19%
Trading profit(1)	200	233	241
Trading profit margin(2)	11.1%	9.3%	10.7%
Order book	1,490	1,270	1,450

Notes:

(1)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of trading profit to profit before net financing income for the Americas is provided in "Operating and Financial Review of AMEC—Results of Operations—Results of Operations by Business Unit—Americas".

(2)
Trading profit margin is a non-IFRS measure and is defined as trading profit as a percentage of revenue.

Locations

AMEC has major offices in Calgary, Toronto, Saskatoon and Vancouver in Canada; Atlanta, Greenville and Houston in the United States; Santiago, Chile; and Lima, Peru.

AMEC also provides oil and gas services through joint ventures in Angola and in Rio de Janeiro, Brazil.

AMEC provides environmental and infrastructure services from local offices throughout North and South America.

Market Position

Oil & Gas

AMEC is well positioned in the Oil & Gas market in the Americas. From its office in Houston, AMEC provides a broad range of services across the lifecycle of conventional oil and gas projects. AMEC provides these services to greenfield and brownfield operations, both onshore and offshore, throughout North America, including its work on the Marine Well Containment System, or MWCS, in the Gulf of Mexico, and through joint ventures, engineering and project management services to offshore conventional oil and gas projects in Angola and Brazil.

AMEC is also a market leader in the provision of project management, engineering and infrastructure services to the Canadian mineable oil sands and is building its in-situ experience. AMEC's expertise includes mineable and in-situ extraction, as well as pipelines, power generation and infrastructure for bitumen extraction plants. For example, in recent years AMEC has been providing various services to Imperial Oil and ExxonMobil's initial development and expansion project at the Kearl oil sands facility.

Mining

AMEC has a leading position in mining consulting, resource evaluation and pre-feasibility studies and a strong position in EPCM, in particular in Canada and South America. AMEC works globally from North America, providing its Mining services to its North American customers wherever they are in the world. AMEC maintains a diversified position across major commodities including gold, copper and iron ore, and is one of the leading providers of services to the potash market in the Americas.

Clean Energy

AMEC's operations in the Americas' Clean Energy market have been focused on growing its solar, biofuels and nuclear positions in the United States and maintaining its nuclear and wind positions in Canada. In the Americas, the market for AMEC's solar EPC business is growing. Following its acquisition of Automated Engineering Services Corp., or AES, in 2013, AMEC is also focused on expanding its position in the nuclear sector. AMEC currently provides nuclear consultancy services to brownfield nuclear projects in the United States and Canada, and has an established position in onshore wind services in Canada. AMEC is currently looking to leverage its position in air quality control systems to expand into power and the delivery of EPC services.

E&I

AMEC is a leading supplier in the E&I market across the Americas. AMEC has a strong position in the government services and industrial/commercial sectors, in which it carries out projects for the US federal, state and local governments, and has a growing position in the water sector. AMEC provides environmental, geotechnical and remediation services across its other three markets in the Americas.

Priorities

AMEC's priorities in the Americas are to fully integrate its markets and services across the region, to expand into South America, to strengthen and diversify its customer base in the region and increase its collaboration with the Growth Regions. AMEC is also focused on increasing its positions in project management and construction management.

Customers

AMEC's top 10 customers in the Americas in 2013 were Canadian Natural Resources Limited, ExxonMobil, Dominion Solar, International Power, K&S Potash, MeadWestvaco, MWCC, Newmont, RTI International and Syncrude.

Major Projects

The principal types of services that AMEC provides in the Americas consist of:

•
EPCM services to onshore Oil & Gas projects, specifically at major oil sands projects in Canada and at copper, gold and potash mining projects globally;

•
engineering and project management services to upstream, offshore platforms;

•
EPC contracts to design and construct Clean Energy projects in Canada and the United States;

•
environmental and geotechnical services, specifically on remediation and stewardship projects; and

•
consulting across markets, in particular Mining.

Recent examples of these projects include:

Imperial Oil Kearl Oil Sands

AMEC was initially contracted at the end of 2006 to perform pre-feasibility at the Kearl oil sands facility in Alberta, Canada for Imperial Oil, which is an open-pit oil sands mining operation. AMEC was then contracted to do front-end engineering design work in 2008, following which an umbrella contract for multiple phases, including expansion, was entered into.

The expansion phase is expected to produce oil in 2015, with capacity expected to increase through 2020. AMEC's work at Kearl is currently ongoing.

K+S Legacy Project

AMEC was contracted to perform design and project management services at the Legacy Project potash mine in Saskatchewan for K+S. The Legacy Project is the first new greenfield potash mine built in Saskatchewan in nearly forty years. Commissioning is targeted for the summer of 2016. Under the contract, AMEC will continue to manage all detailed design and implementation activities through to plant start-up, including detailed engineering, supply chain, health, safety, security and environment, construction management, commissioning, and project management services for the mining, processing and site infrastructure facilities.

The project was announced in February 2014 and commissioning is forecast for 2016. AMEC has provided continuous service to the Legacy Project since the end of 2011.

ExxonMobil Kizomba Satellites

AMEC was contracted to perform engineering and project management services for the Kizomba Satellites project in offshore Angola for ExxonMobil. The Kizomba Satellites project is the development of satellite oil fields near the Kizomba oil field through the drilling of wells and tieback to two floating production, storage and offloading, or FPSO, vessels. The project is executed by the Paragon JV, AMEC's joint venture with Prodiaman, with support from AMEC's Houston-based offices.

The project was secured in September 2009 and is expected to be completed in 2014. It is conducted under a continuing engineering services agreement with ExxonMobil. AMEC has supported the Kizomba developments for 11 years and has performed concept, front-end engineering design and follow on engineering, as well as international procurement and supply chain management over the full life cycle of the FPSOs.

Marine Well Containment Company Marine Well Containment System

AMEC was contracted to perform the design and delivery of components of an expanded MWCS for the Marine Well Containment Company. The MWCS is being designed to enhance containment response capability to a well control incident in the Gulf of Mexico. The MWCS will be specifically designed to capture hydrocarbons from a damaged well. AMEC's role includes project management, engineering, fabrication, integration, and commissioning of modular equipment to be utilised by the capture vessels of the MWCS. The contract has been ongoing since June 2011 and is expected to complete in the autumn of 2014.

Sempra Copper Mountain

AMEC was contracted to perform EPC services to design and construct a 250 megawatt solar project at Copper Mountain 3 in Nevada for Sempra US Gas & Power, or Sempra. Copper Mountain Solar 3 is the third phase of Sempra's landmark Copper Mountain Solar complex, currently one of the largest photovoltaic solar plants in the United States. The project was secured in August 2013 and is expected to be completed in 2015.

Honeywell Remediation Programme

AMEC was contracted to perform environmental and infrastructure services on more than 80 environmental remediation and stewardship projects under an alliance agreement with Honeywell. The Honeywell remediation programme addresses historic environmental liabilities at Honeywell's legacy sites throughout the United States. AMEC principally provides remediation services, including detailed engineering design, construction management and maintenance, and facility dismantlement and demolition. AMEC entered into a master service agreement with Honeywell in 2009 and work on a variety of projects under the agreement is ongoing.

Bruce Power Project

AMEC was initially contracted to perform project management services for the refurbishment and upgrade of two nuclear reactors in Ontario, Canada for Bruce Power. Bruce Power had shut down the reactors in 1995 and 1996 and was returning them to operational status. AMEC was awarded the contract in 2005 to provide project management, contract management and construction management services to Bruce Power. AMEC's responsibilities also included providing engineering and design services for a variety of projects related to the reactors. Bruce Power successfully brought the two units back into operation in early 2013 to return the site to its full 6,300 megawatt output of clean energy.

Europe

The following table presents the key performance measures for Europe during the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December
Key performance measures for Europe	2011(1)	2012(1)	2013
	(£ millions, unless otherwise stated)
Revenue	899	1,080	1,227
Oil & Gas	59%	62%	69%
Mining	2%	1%	—
Clean Energy	35%	34%	27%
E&I	4%	3%	4%
Trading profit(2)	95	95	93
Trading profit margins(3)	10.6%	8.8%	7.6%
Order book	1,610	1,570	1,730

Notes:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business.

(2)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of trading profit to profit before net financing income for Europe is provided in "Operating and Financial Review of AMEC—Results of Operations—Results of Operations by Business Unit—Europe".

(3)
Trading profit margin is a non-IFRS measure and is defined as trading profit as a percentage of revenue.

Locations

AMEC has major offices in Aberdeen, Darlington, Great Yarmouth, London, Knutsford and Birchwood in the United Kingdom, as well as smaller offices throughout Europe.

Market Position

Oil & Gas

AMEC has a leading position in brownfield activities in the UK North Sea, where it has a long-standing presence in the Oil & Gas market. AMEC provides a full range of both brownfield and greenfield services including concept studies, front end, detailed and facilities engineering, procurement, project management, hook up and commissioning, operations management and asset support. AMEC executes greenfield projects worldwide from its London office. In 2013, AMEC continued to benefit from its position in the UK North Sea.

Clean Energy

AMEC has 60 years of experience providing services through the full lifecycle of nuclear energy from its offices in Europe (particularly in the United Kingdom) and South Africa, and is a market leader in new build, nuclear decommissioning and waste management in the United Kingdom. AMEC is also aiming to provide nuclear services in the Middle East from its European operations. The nuclear services that AMEC provides in South Africa, and aims to provide in the Middle East, are and will be provided from Europe and are recorded as revenue in Europe. AMEC has an established position in transmission and distribution in the United Kingdom. Through its transmission and distribution business, AMEC intends to establish a position in the shale gas market.

E&I

AMEC has an established position in the United Kingdom and is well positioned for future growth in the E&I market. It has strong capabilities in the water sector and is also pursuing opportunities in the remediation of contaminated land in the United Kingdom.

Priorities

AMEC's priorities in Europe are to maintain and grow its UK Oil & Gas and nuclear businesses and selectively expand these internationally. By maintaining the North Sea as a key hub for its oil and gas services to greenfield and brownfield projects, AMEC intends to develop opportunities in the Norwegian waters and grow its international position in greenfield and brownfield projects. AMEC aims to provide environmental and infrastructure services to support the Growth Regions. In the nuclear market, AMEC intends to leverage its position in the United Kingdom to pursue projects in Continental Europe and the Middle East. AMEC also plans to build on its position in transmission and distribution in the United Kingdom and grow this business in Continental Europe. AMEC is also aiming to grow its water business in the E&I market.

Customers

AMEC's top 10 customers in Europe in 2013 were Bluewater, BG, BP, Britannia Operator Limited, ConocoPhillips, EDF, Fairfield Energy, GDF SUEZ, National Grid and Shell. The UK NDA was also a major customer of AMEC through its NMP joint venture.

Major Projects

The principal types of services that AMEC provides in Europe consist of:

•
the delivery of services across the full asset life cycle of onshore and offshore greenfield and brownfield oil and gas facilities internationally from front-end engineering through EPC services and project management to hook up, commissioning, ongoing asset support and decommissioning;

•
environmental, engineering and consulting services to a broad range of markets in the United Kingdom and Continental Europe;

•
consulting, new build, operational support and decommissioning services to a range of nuclear facilities in the United Kingdom and Continental Europe and in support of projects in Growth Regions; and

•
power and gas transmission and distribution services in the United Kingdom.

Recent examples of these projects include:

BP Clair Ridge

AMEC was retained by BP to perform hook-up and commissioning services for the construction and installation phase of two new platforms at Clair Ridge in the UK North Sea. The two new platforms, which are designed for the harsh North Atlantic environment, are due to be installed in 2015. The contract was awarded in March 2013 and is expected to be completed in 2016.

Previously, AMEC worked on the conceptual engineering studies and the define phase of the project before delivering detailed engineering and project management services for the construction and installation phase of the two bridge-linked platforms in 2011 and 2012.

GDF SUEZ Cygnus

AMEC was retained by GDF SUEZ to perform hook-up and commissioning support at the Cygnus gas field in the UK North Sea for GDF SUEZ. The Cygnus gas field is the largest gas discovery in the North Sea in 25 years. The field is being developed through one main hub that consists of three bridge-linked platforms and a second drilling centre consisting of an additional platform. The work will be part of a series of major platform installations, including the full spectrum of commissioning and completions support.

The contract was awarded in November 2013. AMEC previously provided front-end engineering design and detailed design work on the Cygnus platforms for GDF SUEZ.

ConocoPhillips Jasmine

AMEC was contracted to perform brownfield detailed engineering and procurement services for ConocoPhillips' existing Judy platform and the hook-up and commissioning services for its new Jasmine facilities in the North Sea. The Jasmine field is a high pressure, high temperature gas condensate reservoir that will use the existing processing capacity of the Judy platform. The project involved the integration of three Jasmine topside platforms into the existing Judy platform. AMEC was awarded the contract in November 2010.

Shell ONEgas

AMEC was contracted to provide services including maintenance, modification and capital projects, under an integrated services contract to ONEgas assets. ONEgas is a combined business unit of Shell UK Exploration & Production, or Shell, and the Nederlandse Aardolie Maatschappij B.V. The contract includes all 54 of ONEgas' offshore assets as well as onshore gas plants in the United Kingdom and the Netherlands. The project is executed through the AJS joint venture with Jacobs and Stork.

The contract was awarded in 2003. In February 2014, AMEC, via AJS, secured a five-year contract extension with a further five-year option period as a result of its performance under the initial contract award.

NDA Sellafield Decommissioning

The project is a parent body contract for management of the decommissioning of the Sellafield complex in the United Kingdom for the Nuclear Decommissioning Authority, or NDA. The project is executed through AMEC's NMP joint venture with AREVA and URS. As the "parent body organisation", NMP owns the Sellafield Site Licence company, or Sellafield Limited, which in turn manages and operates the reprocessing and waste storage facilities at Sellafield, two former power stations and an engineering design centre, on behalf of the NDA. Sellafield is one of Europe's largest and most complex nuclear sites, and is responsible for storing and treating wastes from civil and military programmes. Sellafield is the top priority in the UK government's nuclear decommissioning programme.

NMP was awarded the initial five-year contract in 2008, with the option for periodic extensions up to a maximum of 17 years. In October 2013, the contract was extended by five years.

EDF UK Nuclear New Build

AMEC was contracted to support EDF's proposed delivery of four new nuclear reactors in the United Kingdom. AMEC works with EDF in France and the United Kingdom providing project management and engineering services. AMEC is also responsible for assisting EDF's project management teams with engineering and site management activities, together with providing specific engineering studies for the non-nuclear sections of the plant in the power stations. The contract was awarded in April 2010 and is an 11-year contract with an option to extend for a further four years.

Growth Regions

Growth Regions is the business unit which AMEC believes has the greatest potential for growth. In 2013, AMEC expanded its position in the Middle East, while it continued to look to improve its presence in Australasia in the face of challenging market conditions. The Acquisition is expected to greatly increase the scale of the Growth Regions.

The following table presents the key performance measures for the Growth Regions during the years ended 31 December 2013, 2012 and 2011.

	Year ended 31 December
Key performance measures for Growth Regions	2011	2012	2013
	(£ millions, unless otherwise stated)
Revenue	442	531	536
Oil & Gas	61%	62%	70%
Mining	21%	24%	12%
Clean Energy	1%	1%	3%
E&I	17%	13%	15%
Trading profit(1)	46	32	33
Trading profit margins(2)	10.3%	6.1%	6.2%
Order book	610	780	920

Notes:

(1)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of trading profit to profit before net financing income for the Growth Regions is provided in "Operating and Financial Review of AMEC—Results of Operations—Results of Operations by Business Unit—Growth Regions".

(2)
Trading profit margin is a non-IFRS measure and is defined as trading profit as a percentage of revenue.

Locations

AMEC has two regional hubs in Growth Regions in Perth, Australia and Abu Dhabi, United Arab Emirates. AMEC also has major offices in Baku, Azerbaijan; Kuwait City, Kuwait; Doha, Qatar; and Manila, Philippines.

Market Position

Oil & Gas

AMEC's operations in Growth Regions are primarily concentrated in the Oil & Gas market. AMEC has a strong engineering and project management consultancy position in the Middle East and a long-standing position in Azerbaijan. AMEC also performs services for downstream projects in China. It has a joint venture with Clough, with a number of projects including for Chevron in Western Australia and a joint venture with BlackCat for Occidental and Shell in Qatar.

Mining

AMEC is a major provider of consulting and project delivery services, including detailed design, EPCM and some EPC services, to the Mining sector in Australia, Asia and Africa. In the Growth Regions, as it does in the Americas, AMEC maintains a diversified position across major commodities. AMEC provides services to its customers in these regions from offices in Australia, South Africa and the United Kingdom.

Clean Energy

AMEC has a presence in the nuclear sector in South Africa, where it is the majority stakeholder in Nuclear Consultants International (Pty) Ltd, a provider of services to the South African nuclear market. In South Africa, AMEC provides reactor support services, leveraging its experience of providing nuclear services in the United Kingdom. AMEC provides nuclear services in South Africa from Europe as discussed in "—AMEC's Operations—AMEC's Geographic Operations—Europe—Market Position—Clean Energy" above.

E&I

AMEC provides a range of services on projects funded and procured by the US federal government. These services range from master planning, engineering design and construction of infrastructure projects including airfield facilities and associated site utilities. AMEC is also engaged in initiatives to expand its position in the water sector in Saudi Arabia, Qatar and Kuwait.

Priorities

AMEC's priorities in the Growth Regions are to increase collaboration and support from the Americas and Europe and improve margins as the business matures. AMEC is also considering growth opportunities in Saudi Arabia.

Customers

AMEC's top 10 customers in Growth Regions in 2013 were: Azerbaijan International Operating Company, or AIOC, US Air Force Civil Engineer Center, BP, ConocoPhillips, Kuwait National Petroleum Company, or KNPC, Kuwait Oil Company, or KOC, Samsung C&T Corporation, or Samsung, Swakop Uranium, the US Army Corps of Engineers and Zakum Development Company, or ZADCO.

Major Projects

The principal types of services that AMEC provides in Growth Regions consist of:

•
project management consultancy and front-end engineering and design services for a number of upstream oil projects in the Middle East and Central Asia and selective EPCs and project management consultancy services for downstream projects in China;

•
ongoing support of oil and gas assets in Australasia;

•
mining services, including feasibility studies, design and construction management support, in Mongolia, Namibia, Australia and Liberia; and

•
design and construction of facilities and infrastructure for the US Army Corps of Engineers and the US Air Force in the Middle East and Southwest Asia.

Recent examples of these projects include:

Kuwait Oil Company—Upstream Projects PMC

AMEC was contracted to provide project management consultancy services for a portfolio of major upstream projects in Kuwait for KOC. Under the contract, AMEC will provide front-end engineering and design, project management consultancy services, engineering, construction management and training of Kuwaiti engineers. The project will be managed and delivered by a team of AMEC engineers in Kuwait, with front-end engineering and design execution from AMEC's London design office. The engineers' work will cover gathering centres, booster stations and related oil field infrastructure projects such as pipelines and water treatment plants.

The five-year contract was awarded in January 2014. It was won in a competitive tender following AMEC's successful delivery of similar services under two previous five-year contracts since 2004.

BP Shah Deniz 2

AMEC was contracted to provide the project management, construction and offshore hook-up and commissioning of the topside units of two platforms in the Shah Deniz gas field in the Caspian Sea for BP. The project is executed through the AMEC Tekfen Azfen, or ATA, consortium. Both topside units will be built at the ATA fabrication yard in Bibi-Heybat near Baku. The construction works under this contract commenced in January 2014, with completion expected in 2018. The contract builds on AMEC's 16-year history of working on BP-operated projects in Azerbaijan.

BP Engineering & Construction Management Services

AMEC was contracted to provide project management, engineering, construction management and commissioning services for engineering modifications to all of BP's brownfield onshore and offshore oil and gas facilities in Azerbaijan. The contract combines BP's two existing offshore and onshore engineering modifications services contracts into one contract covering oil and gas facilities in what are some of the world's largest oil and gas fields.

The five-year contract was awarded in May 2011 and may be extended by two further four-year periods. AMEC previously held the offshore engineering modifications services contract.

ZADCO Offshore Project Management Consultancy, Abu Dhabi

AMEC was contracted to provide project management consultancy and technical support services at several projects on the Upper Zakum offshore oil development programme in Abu Dhabi for ZADCO. Under the contract, AMEC supplies engineering, consultancy and project management services extending from the concept stage through front-end engineering design, design, construction and commissioning services. Among the projects in which AMEC has been involved are the replacement of a subsea oil pipeline, expansion of onshore/offshore gas treatment facilities, and a major programme of work to increase offshore crude production capacity from 500,000 to 750,000 barrels per day. The contract has been ongoing since 2008.

ConocoPhillips Bayu Undan

AMEC was contracted to provide operations and maintenance services to the Bayu Undan gas platform in the East Timor Sea for ConocoPhillips. Bayu Undan consists of a floating storage and offloading facility and three fixed platforms. The scope of work includes implementation engineering, work package preparation, planning, hazard assessment, coordination, offshore field services and implementation. The project is executed in joint venture with Clough.

The contract was secured in 2004 and is currently in its final two-year extension option, which runs until November 2015, at which point it will be subject to re-tender.

Roy Hill

AMEC was contracted to provide detailed design and engineering services on a 55 million tonnes per year iron ore mine in Western Australia for Roy Hill. The project aims to export ore in 2015 and expects to have a mine life of approximately 20 years. Samsung is the EPC contractor responsible for the US$5.8 billion contract to design and build the port, rail and mine infrastructure. Under the contract, AMEC provides engineering services for the concentrator, port and marine works, drawing on its ore handling plant and engineering expertise. The contract was awarded in November 2013 and is expected to be completed later in 2014.

Investment Services

AMEC's Investment Services includes the Incheon Bridge Public Private Partnership project, or the Incheon Bridge project. This project, which completed and opened to traffic in 2009, involved the construction of a cable-stay bridge in Incheon, Korea. AMEC was the project manager and a shareholder in the consortium which constructed the bridge. Investment Services also includes AMEC's insurance captive, AMEC's residual UK wind development activities and a range of other non-core activities.

Order Book

AMEC's order book consists of the estimated remaining value of secured projects to be executed up to any break point. AMEC's order intake reflects the total value of contracts which have been awarded during the year. As at 31 December 2013, AMEC's order book was £4.1 billion, which excludes equity accounted joint ventures, such as NMP at Sellafield, and its order intake for the year ended 31 December 2013 was £4.5 billion.

The following table presents AMEC's order book by business unit.

	As at 31 December
Order book by business unit	2011	2012	2013
	(£ billions)
Americas	1.49	1.27	1.45
Europe	1.61	1.57	1.73
Growth Regions	0.61	0.78	0.92

Total	3.71	3.62	4.10

AMEC's order book comprises a mix of contracts which vary in length, although the majority are of a duration less than five years. As at 31 December 2013, approximately 60 per cent. of the total order book was allocated for execution over the next 12 months. A number of the contracts in AMEC's order book are for the operation and maintenance of its customer's assets. These contracts may be for multiple years but often include "break points", where the terms of the contract may be re-evaluated. Such contracts are typically only included in AMEC's order book through the next break point, usually two to five years out. This provides AMEC with greater certainty regarding the composition of its order book. AMEC's order book also contains contracts for projects which are being planned or are in construction (i.e., where customers are engaging in feasibility studies or developing front-end engineering designs, detailed designs, project management or hook-up and commissioning). These contracts are often for a much shorter duration and are typically awarded in phases. Contracts for environmental and infrastructure services across AMEC's markets are generally much smaller in value and AMEC's order book may have a large number of these small contracts at any one time. AMEC may also be awarded contracts on short notice as a result of a contract variation or other customer request which, because of the contract's short duration, would enter and exit AMEC's order book within a short time period.

Potential tenders are reviewed at a number of levels within AMEC. At a corporate level, the tender review committee comprises AMEC executives and other senior management. The committee meets when necessary to consider tenders which fall outside the delegated authority of the business units. See "Management of AMEC International Investments BV and AMEC—Management Committees of AMEC".

Business Development and Contracts

AMEC recognises that continued delivery of excellent work to its customers and the long-term relationships that develop as a result are important to its future growth. Nearly all of AMEC's new contracts are awarded through a tender process whereby a customer requests bids from a select pool of pre-qualified contractors, rather than through requests for tenders that are open to all. Such tenders may be for the full extent of a project, or for specified phases. In general, where AMEC is involved in early phases of a project it is more likely to be invited to tender and/or awarded contracts for subsequent phases. AMEC is more likely to rely on a "seller-doer" model when tendering for environmental and infrastructure services work, although there is an increasing trend towards larger framework contracts. This work also tends to be more localised. As a result, employees from local offices will be responsible for developing relationships with customers, soliciting work from these customers and performing the projects awarded to them.

AMEC seeks to adopt a low risk contracting model, which has improved the predictability of its results. While the basic terms and conditions of the contracts that AMEC performs may vary, AMEC typically enters into two basic types of contracts: reimbursable contracts, which may also include target price contracts, or lump sum contracts. The majority of AMEC's contracts are reimbursable. AMEC only enters into lump sum contracts where it knows the customer and the project well.

For the year ended 31 December 2013, reimbursable and lump sum contracts constituted 80 per cent. and 20 per cent. of AMEC's contracts, respectively. Between 2011 and 2013, the number of reimbursable contracts relative to lump sum contracts has remained relatively steady.

Under reimbursable contracts, the customer reimburses AMEC either on a schedule of hourly or daily rates or on actual costs plus a fee or multiplier. Many of AMEC's contracts also include additional performance payments to align its objective with those of its customers. Under incentive based or target contracts, AMEC's profit may be in the form of an incentive fee based upon achieving certain key performance indicators, such as completion on or ahead of time and/or budget, performance of the customer's facility and other indicators related to customers' key business drivers.

Under lump sum contracts, AMEC bids against competitors on a contract based upon specifications and other design information provided by the customer. The tendered lump sum would be adjusted by way of variations or change orders. Typically, contracts that AMEC enters into in the Clean Energy business in the Americas and in the E&I market for the US federal government are on a lump sum basis. If AMEC performs well under these contracts it may benefit from cost savings. However, if the project does not proceed as originally planned, AMEC cannot recover cost overruns except to the extent caused by the customer or in certain other limited circumstances.

Joint Ventures

Certain of AMEC's operations are performed through joint ventures. AMEC's most significant joint ventures as at 31 December 2013 were as follows:

•
a joint venture with Babcock Networks and Mott McDonald, which has been retained to upgrade overhead power lines and underground cables in the United Kingdom for National Grid;

•
a joint venture with Bateman Projects, which provides EPCM services for the development of the Husab Uranium Mine in Namibia;

•
a joint venture with Black Cat Engineering & Construction, which provides asset support services to the oil, gas and petrochemical sectors in Qatar;

•
two joint ventures with Clough Engineering and Integrated Solutions, which provide engineering, construction, operational readiness, maintenance, shutdowns and decommissioning services to clients in the Australasian hydrocarbons industry, including the ConocoPhillips Bayu Undan facility in the Timor Sea and on the operability, reliability and maintainability component of Chevron's Wheatstone project offshore facility;

•
a joint venture with Jacobs Nederland B.V. and Stork, which was created to deliver integrated services including maintenance, modification and capital projects to onshore and offshore ONEgas assets;

•
a joint venture with Larastia Sdn, which undertakes the provision of brownfield services to support the operation and maintenance of oil and gas assets located in Malaysia;

•
an interest in NMP, a joint venture with Areva and URS, which together owns 100 per cent. of Sellafield Limited, which provides decommissioning, maintenance, asset care and restoration services across the Sellafield site in Britain;

•
the establishment of PT AMEC Berca Indonesia, or ABI, a joint venture with a CCM Group company, to provide local engineering and asset support services to international and national oil and gas companies in Indonesia;

•
an interest in Shanghai Zone Petrochemical Engineering Technology Company Limited, which undertakes petrochemical, chemical and pharmaceutical engineering and EPC, project management, project technology consultation and project cost consultation in China in connection with onshore projects in China; and

•
a joint venture with Tekfen Insaat ve Tesisat AS and Azfen JV, which was created for the fabrication of offshore facilities and to provide hook up and commissioning support for the Shah Deniz Stage 2 project.

Human Resources

Employees

AMEC employed an average of 28,687 workers worldwide for the year ended 31 December 2013. AMEC's workforce includes employed workers (full or part time workers with a direct employment relationship with AMEC) and non-employed workers (full or part time workers provided by an agency, that are limited company workers or contractors), along with joint venture employees, which are included in AMEC's headcount if the joint venture is the employing entity and AMEC has control of the joint venture. The average number of employees for the years ended 31 December 2013, 2012 and 2011 is set out in the table below:

	Year ended 31 December
Average number of employees by business unit	2011	2012	2013
Americas	13,286	14,828	14,384
Europe	9,558	10,473	10,583
Growth Regions	2,655	2,874	3,476
Centre	258	230	244

Total	25,757	28,405	28,687

Employee Relations

For the year ended 31 December 2013, an average of approximately 12 per cent. of AMEC's employees were covered by collective bargaining agreements. AMEC has agreements in place with a number of unions; the majority of employees covered are in the United Kingdom. AMEC actively manages its labour relations and places high importance on transparent dialogue, which AMEC's directors believe has resulted in healthy and constructive union relations. Although there has been some union activity, there have been no labour disputes at any of AMEC's properties that have had a material effect on AMEC's business or results of operations.

Allegations of historic blacklisting have been made against AMEC and a number of UK construction companies. AMEC neither operates a policy of blacklisting individuals nor does it or its management condone such a policy.

Human Resource Development

AMEC's operations, strategy and the success of its business are dependent upon its employees. Therefore, the development of AMEC's employees is a critical part of attracting and retaining skilled employees. AMEC Academy focuses on improving the technical and managerial skills of its employees through a consistent and integrated global approach. AMEC Academy involves development of a career path profile, succession planning and identification of "high potential" employees and e-cademy training courses.

As a global company, mobility is an important aspect of AMEC's operations. AMEC has developed an in-house team to facilitate cross-border assignments within AMEC. In 2013, over 150 individuals moved from one business to another and over 100 individuals moved from one country to another.

AMEC recruits skilled employees through its graduate and trainee recruitment programmes, as well as its referral programme and alumni programme. In addition, it engages with students and schoolchildren to educate them about careers in engineering.

Competition

Although there are certain companies which AMEC considers to be its competitors in its chosen markets, AMEC believes there is no single competitor operating in all the same markets, with the same geographic footprint and with the same approach to risk as AMEC. See "Information about AMEC—AMEC's Operations—AMEC's Markets".

Regulatory

AMEC is subject to a variety of international, national and local laws and regulations relating to, among other things, licensing requirements, management of hazardous material and disposal of waste.

Furthermore, AMEC operates in a number of different jurisdictions, including certain emerging markets in the Growth Regions, which can have complex and, at times, immature legal and regulatory frameworks. AMEC endeavours to conduct its business within the framework set by applicable regulatory requirements in each of its chosen markets and in the geographic regions in which it operates. However, if AMEC is unable to or does not comply with applicable legal and regulatory requirements, this may lead to the loss of AMEC's licenses and/or civil and criminal liability for AMEC and its management.

However these laws and regulations change frequently, as do the priorities of those who enforce them, and AMEC, and the Enlarged Group, could incur additional costs complying with future laws and regulations.

Environment

AMEC is directly and indirectly subject to environmental laws and regulations in all of the jurisdictions in which it operates. These laws and regulations relate primarily to pollution control, the operation of industrial facilities, the management of hazardous materials and contaminated land, waste water discharge and waste disposal.

AMEC is a producer and/or broker of waste including waste with a hazardous component (e.g., oil contaminated water, polluted soils, etc.) and is subject to regulatory obligations to manage waste appropriately and, in a number of jurisdictions in which AMEC operates, to provide documentary evidence that it has met its duty of care in respect of disposal obligations. AMEC is also subject to offshore regulatory regimes which seek to protect the marine environment and include regulatory control of emissions into water, the laying of materials on the sea bed, gas releases and the impact on marine ecology.

AMEC is subject to a number of greenhouse gas related regulatory regimes which regulate, among other things, carbon emission trading, taxation and reporting.

Minimum environmental standards have been introduced across the business. These standards detail the minimum environmental management requirements to be adopted by all operations where AMEC is responsible for environmental management. See "—Health, Safety, Security and Environment—Environmental Matters" for more information.

Americas

In the Americas, AMEC's operations are subject to environmental regulation at both the US and Canadian federal and state/provincial levels. At the federal level, the primary regulators are the US Environmental Protection Agency and Environment Canada. At project sites, direct responsibility for compliance with specific environmental regulations typically remains with AMEC's customers. However, in those of its contractual relations in which AMEC holds operator liability, it has a duty to ensure that its operations comply with federal requirements to prevent water and waste pollution. The primary federal law regulating water pollution in the United States is the US Clean Water Act, which requires operators to ensure that drainage and storm water runoff from sites is properly controlled so as not to cause pollution.

As a service provider, AMEC also advises its customers on environmental permits and regulations in order to ensure their compliance with applicable environmental legislation. On certain projects, AMEC may work closely with the customer to obtain all necessary permits and licenses to undertake work or may be responsible for applying directly for permits to discharge wastewater. AMEC may also be responsible for implementing and monitoring water disposal strategies and hazardous waste manifests for its customers, ensuring compliance with waste management regulation. It also manages hazardous waste clean up and mandatory training for field technicians, the principal regulator of which is the US Occupational Safety and Health Administration.

Europe

The primary environmental regulations that affect AMEC in Europe are in the United Kingdom. AMEC's operations in the United Kingdom are subject to an environmental regulatory regime administered by, among others, the Environment Agency and the Department of Energy and Climate Change. The majority of the United Kingdom's environmental regulatory framework stems from European Directives. The Environmental Protection Act of 1990 imposes a duty of care on companies for keeping, treating, storing and transferring waste. Under the Environmental Protection Act of 1990, companies are obliged to ensure that there is documented, auditable evidence to ensure that waste has been properly managed at each stage of its disposal. All waste disposed of is subject to a landfill tax unless exempt. The Companies Act 2006 (Strategic and Directors' Reports) Regulations require AMEC, as a UK-listed company, to disclose carbon emission data for its global business in its annual report and accounts. AMEC is also a mandatory participant in the Carbon Reduction Commitment Regulations, a UK carbon trading scheme. AMEC has a pre-existing global carbon management programme that fulfils this requirement.

Nuclear

AMEC's nuclear sector work is primarily undertaken in Europe, the United States, Canada and South Africa. Regulations for the nuclear sector principally relate to the control of radioactive materials and substances and nuclear safety, security and safeguards.

Americas

AMEC's operations in the United States and Canada are subject to similar regulations relating to security clearance for AMEC staff to work on nuclear sites or handle certain information. In addition, AMEC must comply with legislation restricting the export of nuclear information and equipment (or, in the United States, deemed export by virtue of talking to a foreign national). However, AMEC generally does not hold any licences issued under legislation by the US Nuclear Regulatory Commission or Canadian Nuclear Safety Commission relating to nuclear power or nuclear safety and security. Although AMEC is not directly responsible for compliance with specific nuclear regulations, it does, as a provider of consultancy, engineering and project management services to licensees, seek to ensure that its customers are able to comply with such regulations. AMEC holds one licence from the US Nuclear Regulatory Commission for the use of certain nuclear material in, among other things, activities related to site characterisation, waste treatment and operational testing of radiation detection equipment. However, AMEC is not authorised to take possession of radioactive material from its customers under this licence.

Europe

AMEC's nuclear operations in Europe are predominantly in the United Kingdom. There are various safety standards that AMEC must comply with, including application of these standards as implemented by national legislation.

AMEC is not an operator in the United Kingdom and therefore does not hold specific nuclear licences to operate a nuclear licensed site. However, it does comply with local requirements where its customers operate nuclear licensed sites. In the relevant jurisdictions throughout Europe, AMEC has obtained permits allowing it to keep radioactive material in open or closed sources and for the accumulation and disposal of radioactive waste in solid, organic and aqueous form.

Licensing

As part of its operations, AMEC must obtain and maintain business and engineering licences. Business licences must be obtained at the national, regional or local level, as applicable, and provide the authority for AMEC to conduct business within a given jurisdiction. In many jurisdictions, a corporate engineering licence is required in order to provide engineering services. AMEC's professional engineers also maintain their own individual engineering licences in the applicable disciplines pertaining to their area of practice and location of work. Where AMEC seeks to work in a new location, investigations are made as to the business and engineering licensing and other registration requirements in these jurisdictions.

Americas

In the United States, AMEC's principal operating entities are incorporated in Texas, Nevada and Georgia and have Certificates of Authority to operate in various other states. In Canada, AMEC's principal operating entity is federally incorporated and registered in all provinces and territories. AMEC possesses and endeavors to obtain all necessary business licences from the relevant state, provincial or territorial governmental entity.

To the extent that engineering licences at the corporate level are required (Certificates of Authorization in the United States and Certificates of Registration in Canada), AMEC obtains and renews these as necessary (typically annually or biannually).

Growth Regions

AMEC's principal operating entities in the Middle East, Africa and Commonwealth of Independent States are incorporated in Azerbaijan, Romania, Kuwait, Iraq, Afghanistan, Saudi Arabia, Qatar, the United Arab Emirates, Oman, Ghana and Liberia. AMEC's principal operating entities in Asia Pacific are incorporated in Australia, New Zealand, China, Singapore, Malaysia, Indonesia and the Philippines, as well as South Africa and Namibia which are considered part of Asia Pacific. In these jurisdictions, AMEC may operate through registered branch offices of foreign companies, incorporated joint ventures or wholly owned limited liability subsidiary companies. In a number of jurisdictions, AMEC must obtain additional trade licenses, which must be renewed annually.

As in the Americas, in addition to the individual engineering licences that AMEC's professional engineers must maintain, AMEC may also be required to obtain an engineering licence at the corporate level.

Health, Safety, Security and Environment

Health, Safety, Security and Environment, or HSSE, Management

AMEC's goal is to reduce risk and harm in all its operations, or by its operations, through sound technical decisions at the earliest front-end opportunity and to manage any residual risk through operational controls. In 2008, AMEC instituted its "Beyond Zero" programme, designed around three core elements: global standards, strong leadership and workforce engagement.

AMEC's global HSSE policy is supported by regional and functional strategies and common processes which are compliant with both the corporate and local requirements. At the project level, execution plans and security and emergency preparedness plans are put into place to support these goals.

Communication and review of HSSE matters is supported by a framework of established formal review meetings. AMEC's Chief Executive is the chairman of AMEC's HSSE Review Committee, which meets twice a year and is responsible for setting AMEC's policy, examining HSSE risk, setting performance targets and reviewing performance. AMEC's HSSE Leadership Team is led by the Group HSSE

Director and made up of other senior HSSE professionals from each of AMEC's business units, AMEC's Security Director and Occupational Health and Environmental Manager. The HSSE Leadership Team has various responsibilities, including identifying and sharing best practice and ensuring continuous improvement against performance targets. Management reviews are conducted at a business unit level annually. Incident review panels are conducted within each geographic region and examine the root causes of any significant incidents and review the integrity of the incident investigation process.

AMEC's current HSSE programme focuses on four key areas:

•
inspired leadership, including a review against peer organisations and introducing a peer feedback process;

•
assurance of risk controls, establishing "good practice" guidelines;

•
incident management and learning, utilising AMEC's new incident management and reporting system to more effectively analyse HSSE trends; and

•
full spectrum HSSE, implementing processes to focus on engineering changes and design solutions.

AMEC has also identified new leading key performance indicators, which are tracked monthly using AMEC's internal reporting system. Leading indicators include the number of senior leadership members undertaking the "HSSE Leadership" survey; the number of overdue actions stemming from incident investigation; and the percentage completion against the HSSE assurance plan. These will be monitored in addition to AMEC's lagging performance indicators: lost time incident frequency rate, or LTIFR, total recordable case frequency rate, or TRCFR, and all injury frequency rate, or AIFR.

HSSE Incidents

A review of all incidents highlights AMEC's major safety risk areas as: working at elevated heights; driving; and energy isolation. AMEC is committed to continuous improvement in every aspect of its operations, but in particular HSSE. It therefore monitors a wide range of key performance indicators and performance targets are set at the beginning of each year based on a 10 per cent. reduction on the previous best ever performance. The following table presents AMEC's LTIFR, TRCFR and AIFR per 200,000 hours worked.

	Year ended 31 December
HSSE performance indicators	2011	2012	2013
	(per 200,000 hours worked)
Lost time incident frequency rate	0.04	0.03	0.04
Total recordable case frequency rate	0.37	0.38	0.26
All injury frequency rate	3.12	2.36	1.56

AMEC recorded zero fatalities in 2013 and has achieved zero fatalities for the past six years.

Security Matters

As AMEC continues to grow and expand into new and unfamiliar regions, it will be subject to additional risks and security threats not previously encountered. AMEC has established a system of regional security advisers, as well as bespoke and dedicated project security support in its highest risk locations. Particular areas of focus include trans-border threats, such as corruption, potential attacks on grid systems, eco-terrorism and anarchist violence against high end technologies and the research and development supply chain. There were a total of 34 security incidents in 2013, only two of which were identified as high potential.

Environmental Matters

AMEC's mandatory HSSE management framework has been developed to comply with the elements of the ISO 14001 standard. The environmental management systems are designed to identify and manage environmental aspects, in addition to legal requirements, at the project level. This includes identifying, applying, implementing and monitoring all environmental permissions, permits and licenses necessary for AMEC to undertake work or on behalf of its clients.

Minimum environmental standards have been introduced across AMEC's business units. These standards detail the minimum environmental management requirements to be adopted by all operations where AMEC is responsible for environmental management. The Group Environmental Standards introduce a company-wide benchmark for environmental management, supporting AMEC's HSSE policy commitments and forming part of the "Beyond Zero" programme. AMEC's operations are required to submit environmental key performance indicator information as part of AMEC's environmental monitoring and assurance programme. These indicators are monitored on a monthly and quarterly basis and include environmental incident tracking, regulatory action, legal compliance, spill volumes, carbon emissions and energy consumption.

In 2013, AMEC had 87 environmental incidents, none of which were considered significant and 71 of which were minor spills. There have, however, been two regulatory actions against joint venture entities in which AMEC has an interest, but does not manage. In April 2013, one of AMEC's former joint ventures, Global Renewables Lancashire Operations, Ltd., was fined £150,000 and ordered to pay £55,000 in costs as a result of five breaches of environmental permitting regulations which resulted in odour pollution. In June 2013, Sellafield Limited was fined £700,000 and ordered to pay £72,635.34 in costs for sending several bags of radioactive waste to a landfill site in Cumbria, rather than to a specialist facility that treats and stores low level radioactive waste.

Material Properties

AMEC does not have any material tangible fixed assets. The AMEC group leases properties in most countries in which it operates. These leases are for varying periods and are on differing terms. AMEC has approximately 350 offices worldwide, which range from regional hubs, with a headcount of between 1,000 and 2,500 employees, to smaller offices with a more local focus. None of the leases are considered to be material to the AMEC group.

Intellectual Property

AMEC owns intellectual property in certain of the jurisdictions in which it operates consisting of trademarks and/or patents. AMEC is not dependent to a material extent on its intellectual property.

Insurance

AMEC maintains insurance to cover risks associated with the ordinary operation of its business, including third-party liability, professional liability, directors' and officers' liability, crime, property damage/business interruption, employers liability/workers compensation and auto liability. Such insurance is placed with insurance markets satisfying AMEC's security requirements and utilising AMEC's captive insurance entity as appropriate.

AMEC, periodically, and as part of the annual renewal process, conducts reviews to ensure that its insurance coverage satisfies the perceived risks associated with its operations subject to its risk appetite and the availability of insurance coverage for such risks. AMEC believes its insurance coverage is appropriate and sufficient for the risks associated with its operations.

AMEC has exposure to asbestos claims in the United States and the United Kingdom, which it considers to be immaterial. AMEC has no net exposure in respect of its asbestos liabilities as these amounts are covered in full by either insurance receivables or provisions as appropriate. AMEC expects its available insurance policies will provide coverage for substantially all costs incurred in connection with resolving its existing asbestos claims.

AMEC has made insurance provisions related to potential liabilities in its captive insurance entity in relation to risks associated with insurance claims, predominantly in respect of mesothelioma claims of former employees.

Legal Proceedings

AMEC is involved in legal proceedings in the ordinary course of its business. AMEC's Board believes that AMEC makes appropriate provision for legal claims and actions against AMEC on the basis of the likely outcome, but makes no provision for those which are, in the view of the AMEC directors, unlikely to succeed. The following is a summary of significant legal matters as of the date of this prospectus. Other than as described below, there are no legal or arbitration proceedings which are in progress, pending or threatened during the 12 months preceding the date of this prospectus which may have, or have had, a material effect on the financial position of AMEC.

Pederson v. Meijer Stores

AMEC Environment and Infrastructure, Inc. is subject to a personal injury/product liability/negligence claim arising from the alleged defective design and manufacture of a tree stand by MACTEC, which was acquired by AMEC in 2011. The claim, filed in October 2011, alleges that MACTEC (through LAW Engineering, an entity acquired by MACTEC) participated in the co-design and manufacturing of the tree stand and alleges damages in excess of US$25 million. It is possible that AMEC Environment and Infrastructure, Inc. will be the sole viable defendant at trial, a date for which is expected to be set in late September 2014. Although jury trials are inherently unpredictable, AMEC believes that there are defences available to it and it intends to defend this claim vigorously.

Paid Holiday Leave Claims

AMEC is currently subject to claims from six former employees relating to the calculation of holiday pay while they were employed by AMEC Group Limited, a wholly owned subsidiary of AMEC, which have been heard in the first instance in the Employment Tribunal in the United Kingdom. The claims are based on an apparent mismatch between the requirements of UK law, as drafted and previously interpreted, and the requirements of EU law regarding holiday pay. That mismatch has arisen due to a recent decision in an EU case that employees should receive their "normal remuneration" for periods of paid holiday leave, calculated as an average over an indicative reference period, rather than a payment based on their normal contractual hours. AMEC Group Limited, along with many other employers in the UK, have been calculating "normal remuneration" based on normal contractual hours in accordance with domestic legislation and, in AMEC Group Limited's case, the relevant national agreement. The calculation of an employee's remuneration entitlement by AMEC Group Limited has therefore been different than the basis articulated in connection with the recent EU case.

In February 2014, the Employment Tribunal found that the calculation of "normal remuneration" should be interpreted in the same manner as in the EU case and that the claimants have therefore been underpaid. AMEC Group Limited has appealed against this finding to the Employment Appeal Tribunal and the appeal has been expedited to be heard with other similar appeals, currently scheduled to commence on 30 July 2014. The outcome of these claims will be relevant to other employees and potentially some former employees of AMEC. Any adverse finding in relation to holiday pay could, therefore, lead to a liability arising, which in aggregate could be material. It could also lead to appeals to the higher appeal courts. AMEC Group Limited intends to pursue its rights of appeal and vigorously defend all current and future claims relating to the calculation of holiday pay.

OPERATING AND FINANCIAL REVIEW OF AMEC

You are encouraged to read the following discussion and analysis of AMEC's financial condition and results of operations, together with AMEC's consolidated financial statements and related footnotes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in the following discussion and analysis. See "Cautionary Statement Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's Oil & Gas, Mining, Clean Energy and E&I markets. AMEC provides support for assets, such as upstream oil and gas production facilities, mines and nuclear power stations, throughout its lifecycle, from inception to decommissioning. AMEC provides the following services by market:

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Oil & Gas, comprising a broad range of services, including engineering, project management and asset support to onshore and offshore projects for the conventional oil and gas market, as well as unconventional oil and gas projects, in particular oil sands;

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Mining, comprising consultancy, design, design/supply, and project and construction management services for mining companies worldwide;

•
Clean Energy, comprising engineering, procurement, construction and decommissioning services for nuclear energy, renewable energy (in the form of wind, solar, biomass and biofuel projects), transmission and distribution, and power; and

•
Environment & Infrastructure, or E&I, which offers environmental consulting and other services in the water, transportation/infrastructure, government services and industrial/commercial sectors.

AMEC has reported on a geographic basis since 1 January 2013, reflecting the new organisational structure implemented on that date. Its geographic regions are the Americas, Europe and Growth Regions (which includes Africa, the Middle East and Australasia). This structure is designed to promote collaboration and maximise growth opportunities across AMEC's operations.

•
Americas is AMEC's largest business unit, with balanced operations across each of AMEC's four markets;

•
Europe primarily consists of AMEC's UK operations in Oil & Gas and Clean Energy, in particular, nuclear; and

•
Growth Regions comprise AMEC's operations in Oil & Gas and Mining in regions which AMEC believes has greatest potential.

Key Factors Affecting AMEC's Results of Operations

Market Dynamics

AMEC operates globally in four markets—Oil & Gas, Mining, Clean Energy and E&I. AMEC's results of operations are impacted by changing market conditions in each individual market as well as in the energy market worldwide. For example, overall energy demand is expected to increase as a result of population growth and increased urbanisation. At the same time, new technologies are being developed to address the need to extract increasingly difficult to access resources. Each of AMEC's markets is expected to grow in the long term and AMEC has deliberately diversified its operations across these markets to ensure that it benefits proportionately regardless of the relative weighting of future growth in the industry.

Oil & Gas

Demand for oil and gas is driven primarily by long-term growth in energy demand. The majority of growth is expected to come from India, China and the Middle East. Many customers in the upstream Oil & Gas market are focusing on brownfield projects, such as maintenance, modification and operations for the increasing number of offshore facilities. These projects provide a relatively steady, longer-term revenue stream in the market. At the same time, existing assets are maturing and oil and gas resources are becoming increasingly difficult to extract. Some customers are therefore exploring greenfield projects, involving larger and more complex operations and the extraction of unconventional oil and gas sources like shale. Such projects require additional expertise and are more specialised, which has the potential to generate higher margins. Opportunities related to the development of shale gas have the potential to positively impact the mid and downstream markets.

AMEC has historically been less impacted by dynamics in the gas market; however, following the Acquisition, the Enlarged Group's results of operations will have a greater exposure as a result of its expanded capabilities across the Oil & Gas value chain. Fluctuations in gas prices may positively or negatively impact the results of operations of the Enlarged Group. For example, low oil and gas prices may negatively impact customer spend in the upstream segment, but may positively impact customer spend on mid and downstream projects.

Mining

The Mining market is primarily impacted by commodity prices and general economic conditions. In 2013, AMEC derived approximately 70 per cent. of its revenue in the Mining market from three commodities: gold, copper and potash. Market prices for these commodities are subject to volatility, and may be affected by numerous factors, such as economic uncertainty and levels of supply and demand. AMEC's customers may choose to mine different commodities with higher or less volatile prices. For example, in recent years, the revenues derived from iron ore and gold have fluctuated, reflecting changes in prices for these commodities and shifts in customer focus. To the extent AMEC cannot adapt to such changes, its results of operations may be negatively impacted. General economic uncertainty, combined with the fact that resources are increasingly difficult to access and extract, has led to an overall reduction in capital expenditure by AMEC's customers. In addition, AMEC's customers are increasingly focused on reducing cost overruns, increasing capital efficiency on projects and maximising investor returns.

Clean Energy

As a result of increased demand for power, security of supply and environmental concerns, clean energy has been a growing proportion of the global energy market. Renewable energy, such as biomass, solar, hydro and geothermal energy, and wind, is expected to continue to replace fossil fuels, such as oil and coal and will be dependent upon government initiative and support for projects. Demand for nuclear is expected to remain relatively steady as the role of nuclear power varies from country to country. For example, some countries, such as the United Kingdom and China, are committed to new build programmes, whereas others, such as Germany, are looking to decommission existing nuclear plants. Countries such as Canada and France are focused on extending the life of existing nuclear assets as their permissioned life comes to an end. AMEC has the capability to support the full lifecycle of a nuclear energy project, from new build through to decommissioning. If demand for energy shifts away from nuclear towards other Clean Energy or Oil & Gas, AMEC's operations in these other markets may be positively impacted.

E&I

AMEC management expects the E&I market to grow at a compound annual growth rate of 3.5 per cent. over the next five years. Population growth is expected to drive the need for natural resources and infrastructure related to accessing these natural resources. In addition, customer demand will be impacted by environmental concerns, such as climate change and access to water, which could result in increased regulations and new or increased regulatory compliance requirements.

Cyclicality

Each of the markets in which AMEC operates is cyclical. For example, trends in oil and gas prices have influenced AMEC's results of operations. Sustained low gas prices in the United States, which have in recent years averaged one-third of gas prices in Europe, have resulted in growth in the mid and downstream markets as exports of liquefied natural gas and investment in petrochemicals have increased. In contrast, declining prices for oil and for various minerals and metals in recent years have resulted in a reduction in projects and opportunities, and a shift in the projects for which AMEC is retained. However, AMEC believes its diverse operations across its markets reduces the impact of cyclicality on its results of operations.

Order Book

AMEC's order book consists of the estimated remaining value of secured projects to be executed up to any break point and does not include equity accounted joint ventures. AMEC's order book comprises a mix of contracts which vary in length, although the majority are of a duration of less than five years. The contracts in AMEC's order book are generally two to five years in duration and are for operating and maintenance activities on its customers' assets. AMEC's order book also comprises contracts of shorter duration for engineering and project management activities around the design and build of new assets and for smaller value contracts in E&I services. AMEC's results of operations depend on its ability to maintain and replenish its order book at appropriate levels. AMEC's order book was £4.1 billion, £3.6 billion and £3.7 billion as at 31 December 2013, 2012 and 2011, respectively. For the years ended 31 December 2013, 2012 and 2011, AMEC's order intake was £4.5 billion, £4.1 billion and £3.8 billion, respectively, and its revenue from continuing operations was £4.0 billion, £4.1 billion and £3.1 billion, respectively.
Contracting

AMEC typically enters into two basic types of contracts: reimbursable contracts, which may also include target price contracts, or lump sum contracts. The majority of AMEC's contracts are reimbursable or target price. AMEC only enters into lump sum contracts where it knows the customer and the project well. For example, AMEC's contracts in the Clean Energy market in the Americas and for environmental and infrastructure services are often lump sum. Lump sum contracts are inherently more risky as the selling price of the project is agreed based on estimates at the time the contract is entered into and the contractor assumes a greater proportion of the risks associated with variations from the original project design and/or completing the project. If AMEC cannot seek a variation of the existing contract or is otherwise unable to recover a sufficient amount of the costs from the customers, its results of operations will be negatively affected.

As part of a contract, AMEC may agree to invoice its customer for costs incurred periodically as the project progresses or upon completion of the project. Claims for disallowed costs are provisioned based on the probability that the customer will not agree to the cost. AMEC may incur additional costs if its customers seek to disallow certain costs. See "Risk Factors—Risks related to the Businesses of AMEC, Foster Wheeler and the Enlarged Group—Long-term contracts may be subject to early termination, variation or non-renewal provisions".

Procurement

In certain circumstances, AMEC will agree to procure assets or materials on behalf of its customers at no or a very low profit margin. This decision to engage in these procurement activities will be taken where it forms a part of a larger engineering and project management role and the task is administrative in nature. Procurement in this form is recognised as revenue and AMEC separately identifies it as "incremental procurement". In 2011, AMEC did not recognise any amount in incremental procurement. During 2012, AMEC took on incremental procurement activity, which was combined with engineering work, for certain key customers. In 2012 AMEC recognised incremental procurement on three projects in the Americas for a total of £320 million. The impact of incremental procurement for the year ended 31 December 2013 was £120 million.

Acquisitions and Dispositions

Historically, AMEC has acquired businesses in order to expand its position in targeted markets and/or regions and disposed of what it deemed to be non-core activities. AMEC invested £20 million, £159 million and £263 million in acquisitions during the years ended 31 December 2013, 2012 and 2011, respectively. In 2011, AMEC acquired qedi in order to strengthen its project delivery offering and MACTEC to provide greater access to new customers and regions in the E&I markets. During 2011, qedi contributed £56 million and MACTEC contributed £126 million to AMEC's revenues, respectively. In 2012, AMEC acquired Unidel to expand its capabilities in the Oil & Gas, Mining and Clean Energy markets in Australia and Serco Group plc's technical services business, or ESRC, to expand its footprint in the nuclear market in the United Kingdom. During 2012, Unidel contributed £17 million and ESRC contributed £31 million to AMEC's revenues, respectively. In 2013, AMEC acquired Automated Engineering Services Corp to further build on its nuclear position in the United States, which contributed £4 million to AMEC's revenue during the year. AMEC did not dispose of any material assets during the period under review. During the year ended 31 December 2013, AMEC reclassified its UK conventional power business as a discontinued operation.

Seasonality

AMEC's operations can be subject to seasonality. For example, customer demand for the environmental and infrastructure services provided by AMEC is generally higher in the second half of the year. This is because it is primarily a northern hemisphere business and, as weather conditions improve, in particular in more remote northern areas of the world, customers are better able to access to project sites. As a result, AMEC's revenues are generally higher during the second half of the year.

Additional Factors Likely to Affect the Enlarged Group's Results of Operations

AMEC expects that the factors that have affected its operations historically will continue to affect the operations of the Enlarged Group in future periods. However, AMEC believes that there are additional factors that may affect the results of operations of the Enlarged Group going forward.

Exchange Rates

AMEC's reporting currency is pounds sterling, whereas the majority of its trading income is denominated in the local currency of its business operations. Overseas profits are translated into pounds sterling at the average exchange rate prevailing throughout the year. Relative to 2013, in 2014 the pound sterling has strengthened against the US dollar and Canadian dollar. If this strengthening continues, currency translation could have a material impact on the Enlarged Group's results of operations going forward. The financial condition of the Enlarged Group will be more sensitive to fluctuations in the exchange rate of the pound sterling against the euro, the Canadian dollar and the US dollar following the Acquisition.

Asbestos

Both AMEC and Foster Wheeler are subject to claims arising out of exposure to asbestos in connection with work performed by some of their US and UK subsidiaries. AMEC has no net exposure in respect of its asbestos liabilities as these amounts are covered in full by either insurance receivables or provisions as appropriate. As at 31 December 2013, Foster Wheeler recorded $311.3 million for its US and UK asbestos-related liabilities (including accrued expenses and before deducting insurance recovery receivables) relating to estimated indemnity and defence costs for future claims. AMEC has estimated that, following the Acquisition, the Enlarged Group will have a pre-tax asbestos liability under IFRS of approximately £300 million net of insurance recoveries, which would be a significant increase in the provision for potential liability and associated costs. Management may be required to devote additional time and resources to managing both the liabilities and any potential future litigation or claims. Furthermore, the actual number of claims brought against the Enlarged Group and the cost to the Enlarged Group of resolving these claims could be substantially higher than prior estimates or estimates made herein related to AMEC's expectations as of the date of the Acquisition due to a number of factors. Some of the factors that may result in the costs of asbestos claims being higher than past or current estimates of either AMEC or Foster Wheeler include an increase in the rate at which new claims are filed, an increase in the number of new claimants and changes to forecasting, estimate or valuation assumptions or methodologies (whether related to potential liabilities, claims and/or costs of AMEC, Foster Wheeler or the Enlarged Group). See "Risk Factors—Risks related to Asbestos—Following the Acquisition, the Enlarged Group will have a significantly higher asbestos liability and greater exposure to US asbestos litigation than AMEC had previously" and "Risk Factors—Risks related to Asbestos—Several factors, including differences in how claims are evaluated and external events affecting the quantity and types of asbestos claims, could result in the cost of current asbestos claims and the number and cost of future asbestos claims being substantially higher than previously estimated. The timing of payment of such claims could also be sooner than expected and the duration of the payment period for asbestos liabilities could be longer than previously estimated".

Financing

AMEC will incur a substantial amount of new debt in order to finance the Offer and the Acquisition. On 13 February 2014, AMEC entered into a $2.16 billion credit facility agreement, which was subsequently increased to $2.26 billion. AMEC has historically been exposed to interest rate risk as a result of its existing financings, and the Enlarged Group may be further exposed to increased interest costs as a result of the increased indebtedness being incurred in order to finance the Offer and the Acquisition, as well as the existing Foster Wheeler debt facilities that AMEC expects to either take on or replace. This increased level of indebtedness may impact the Enlarged Group's ability to engage in future acquisitions or development activities, to access additional funding in the future at acceptable costs, or at all, or to obtain a favourable rating from the credit ratings agencies. For further detail regarding the Debt Financing, see "Material Agreements—Debt Financing".

Goodwill, Amortisation and Depreciation

Goodwill arising on acquisitions represents the excess of the fair value of the purchase consideration over the fair value of the assets and liabilities acquired. Goodwill is capitalised and subject to impairment review, both annually and when there are indications that its carrying value may not be recoverable. An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.

Intangible assets, other than goodwill, are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is the fair value of the asset at the date of acquisition. Amortisation is charged to the income statement over the estimated useful lives of intangible assets. For the year ended 31 December 2013, the estimated lives of intangible assets were:

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Software: three to seven years

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Customer relationships: two to ten years

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Brand/trademarks: up to five years

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Other: up to six years

Tangible assets, such as property, plant and equipment, are measured at cost less accumulated depreciation and impairment losses. Depreciation is provided on all tangible assets on a straight-line basis over its estimated useful life. For the year ended 31 December 2013, the estimated useful lives were:

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Freehold buildings: up to 50 years

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Leasehold land and buildings: the shorter of the lease term or 50 years

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Plant and equipment: mainly three to five years

As a result of the Acquisition, the Enlarged Group will have a greater number of tangible and intangible assets than AMEC has had historically. In addition, following the Acquisition, the Enlarged Group is likely to have increased capital expenditure requirements.

Taxation

The effective tax rate of the Enlarged Group may fluctuate from period to period for a variety of reasons, including as a result of changes in tax laws, treaties or regulations, or their interpretation, the mix of income earned in the jurisdictions in which subsidiaries operate and the ability to recognise a tax benefit for losses generated by certain unprofitable operations. As a result of the Acquisition, AMEC expects that the Enlarged Group will derive benefits from utilising tax losses more efficiently; however, an inability to do so could negatively impact the Enlarged Group's results.

Presentation of Financial Information

Foster Wheeler's consolidated financial statements for the years ended December 2013, 2012 and 2011 have been prepared in accordance with US GAAP. The financial information for Foster Wheeler for the year ended 31 December 2013 has been converted to IFRS, restated using AMEC's accounting policies and translated into pounds sterling solely for the purposes of the unaudited pro forma condensed combined financial information included in this prospectus. Accordingly, the presentation of financial information in this prospectus is not necessarily representative or indicative of the future financial position, results of operations or cash flows of the Enlarged Group going forward.

Basis of Preparation

AMEC's consolidated financial statements for the years ended 31 December 2013, 2012 and 2011 have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation during the year ended 31 December 2013, as well as the new segmental organisation described below. Financial information for the years ended 31 December 2012 and 2011 has also been restated as a result of the adoption of IAS 19 and the resulting impact of the change in accounting for defined benefit pension schemes. For additional information, see AMEC's financial statements and the accompanying notes included elsewhere in this prospectus.

Segmental Analysis

Effective 1 January 2013, AMEC reorganised its structure from a business stream basis to a geographic basis. AMEC is managed according to three business units: the Americas, Europe and the Growth Regions. AMEC's fourth segment, Investment Services, principally comprises the Incheon Bridge project in Korea, AMEC's insurance captive, AMEC's residual UK wind development activities and a range of other non-core activities.

The year ended 31 December 2013 was the first full year that AMEC reported under this organisation, however, as noted under "—Basis of Preparation" above, the financial statements for the years ended 31 December 2012 and 2011 have been restated to reflect the new segmental organisation.

Critical Accounting Policies

Construction Contracts

A significant amount of AMEC's activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 "Construction Contracts" which requires estimates to be made for contract costs and revenues.

AMEC's management bases its judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases, the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period. Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in accounting estimates is then reflected in the ongoing results.

Provisions

When accounting for provisions for litigation and other items under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", AMEC has taken internal and external advice in considering known legal claims and actions made by or against AMEC. AMEC carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against AMEC on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed.

Pensions

Defined benefit pension schemes are accounted for under IAS 19 (revised) "Employee Benefits" in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation and member life expectancy that underpin their valuations. For AMEC, these assumptions are important given the relative size of the schemes that remain open.

Results of Operations

The following table presents AMEC's results of operations for the years ended 31 December 2013, 2012 and 2011.

	Year ended 31 December
Continuing operations	2011(1)	2012(1)	2013
	(£ millions)
Revenue	3,133	4,088	3,974
Cost of sales	(2,641)	(3,556)	(3,431)

Gross profit	492	532	543
Administrative expenses	(253)	(289)	(293)
Profit/(loss) on business disposals and closures	2	—	(7)

Profit before net financing expense	241	243	243
Net financing income/(expense)	8	(1)	(2)
Share of post-tax results of joint venture(2)	15	12	14

Profit before income tax	264	254	255
Income tax	(53)	(47)	(69)

Profit for the year from continuing operations	211	207	186
Profit/(loss) for the year from discontinued operations	16	2	(8)

Profit for the year	227	209	178

Trading profit(3)	312	334	343

Notes:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business. In addition, the financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the impact of amendments to IAS 19.

(2)
Share of post-tax results of joint venture is joint venture trading profit less net financing expense and tax:

	Year ended 31 December
	2011	2012	2013
	(£ millions)
Joint venture trading profit	26	23	28
Net financing expense	(4)	(6)	(9)
Tax	(7)	(5)	(5)

Share of post-tax results of joint venture	15	12	14

(3)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of trading profit to profit before net financing income is provided in "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

Results of Operations for the Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012

Revenue

Revenue decreased by 3 per cent. from £4,088 million for the year ended 31 December 2012 to £3,974 million for the year ended 31 December 2013. This decrease was driven primarily by a reduction in revenue across all regions in the Mining market from £682 million for the year ended 31 December 2012 to £493 million for the year ended 31 December 2013, as well as a decrease in revenue derived from unconventional oil and gas (oil sands) in Canada from £668 million for the year ended 31 December 2012 to £510 million for the year ended 31 December 2013. The decline in revenue from unconventional oil and gas was primarily the result of reduced service and procurement activity at the Kearl oil sands facility. These decreases were partially offset by an increase in conventional oil and gas revenues of £237 million as a result of growth in the number of brownfield projects globally. Revenue was also impacted by a decrease in the incremental procurement recognised as revenue, £120 million for the year ended 31 December 2013 as compared to £320 million for the year ended 31 December 2012.

Underlying revenue is revenue less the impact of currency movements and acquisitions. Currency movements had a £22 million negative impact on the Group's revenue for the year ended 31 December 2013. Underlying revenue, excluding the impact of incremental procurement, was £4,146 million for the year ended 31 December 2013. Underlying revenue growth for the year ended 31 December 2013, excluding the impact of currency movements, acquisitions and incremental procurement, was 2 per cent. as compared to the year ended 31 December 2012.

Profit Before Net Financing Expense

Profit before net financing expense was unchanged at £243 million for the year ended 31 December 2012 and for the year ended 31 December 2013.

Trading Profit

Trading profit increased by 3 per cent. from £334 million for the year ended 31 December 2012 to £343 million in the year ended 31 December 2013. Trading profit margin increased from 8.2 per cent. for the year ended 31 December 2012 to 8.6 per cent. for the year ended 31 December 2013 (excluding incremental procurement, trading profit margin was 8.8 per cent. and 8.9 per cent. for the years ended 31 December 2012 and 2013, respectively). These increases reflected significant movements across the business units. Trading profit and trading profit margin in the Americas increased as a result of the successful close out (i.e., the settlement of final accounts) of a number of projects within the Oil & Gas and Mining markets, including the release of contingencies and provisions related to certain projects that were no longer needed and a reduction in incremental procurement, whereas in Europe trading profit and trading profit margin were negatively impacted by the reduction in contribution from the NMP joint venture and losses incurred from contract delays at the Teesside Gas Processing Plant. Trading profit margin was also impacted by changes in business mix. In the Growth Regions, the positive impact of cost efficiencies arising from integrating the business into the new geographic structure was offset by difficult market conditions in Australia.

Profit Before Income Tax

Administrative expenses increased by £4 million from £289 million for the year ended 31 December 2012 to £293 million for the year ended 31 December 2013 as a result of a full year's impact in 2013 of the acquisition of ESRC in 2012. Administrative expenses for the year ended 31 December 2013 also included £35 million of corporate costs as compared to £33 million for the year ended 31 December 2012, comprising the costs of operating central corporate functions and certain regional overheads.

Net financing expense also increased marginally and included net bank interest payable in respect of AMEC's borrowings of £2 million and net foreign exchange losses of £1 million, which was offset by net pension interest income of £1 million.

Profit before income tax remained relatively stable at £254 million for the year ended 31 December 2012 compared to £255 million for the year ended 31 December 2013. This was driven primarily by an increase in profit from continuing operations, which was offset by an increase in exceptional items and intangible amortisation during the year ended 31 December 2013.

Income Tax

Income tax increased by 47 per cent. from £47 million for the year ended 31 December 2012 to £69 million for the year ended 31 December 2013 principally due to an increase in tax on exceptional items and amortisation of £23 million. Tax on exceptional items in 2013 included a provision of £16 million for potential withholding tax following the group restructuring. AMEC's effective tax rate for the continuing businesses (including tax attributable to joint venture interests) before exceptional items and goodwill amortisation, for the year ended 31 December 2013 was 21.9 per cent. compared to 22.5 per cent. for the year ended 31 December 2012. The reduction principally reflects decreases in statutory tax rates, a reduction in the tax rate applied to the UK pension surplus, changes in the recognition of tax losses and the agreement of historical items with various tax authorities.

AMEC incurred a tax charge of £2 million on exceptional items and intangible amortisation for the year ended 31 December 2013, which included a tax credit of £20 million in respect of intangible amortisation, a tax charge of £6 million in respect of exceptional items and a tax provision of £16 million for potential withholding tax following the group restructuring that resulted in significant amounts of cash being repatriated from foreign subsidiaries.

Exceptional Items

During the year ended 31 December 2013, AMEC recorded pre-tax exceptional losses of £31 million (in continuing and discontinued operations). The exceptional loss consisted of the following items:

•
a loss on business disposals and closures of £13 million arising from adjustments to existing provisions made in respect of prior year disposals and closures; and

•
other exceptional costs of £18 million, comprising transaction costs of £4 million and restructuring costs of £14 million associated with the management reorganisation into geographic business units.

In addition, there was the exceptional tax provision of £16 million for potential withholding tax following the group restructuring that resulted in significant amounts of cash being repatriated from foreign subsidiaries. The post-tax exceptional charge for the year ended 31 December 2013 was £47 million compared to £10 million for the year ended 31 December 2012.

Profit for the Year

Profit decreased by 15 per cent. from £209 million for the year ended 31 December 2012 to £178 million for the year ended 31 December 2013 as a result of the factors described above.

Results of Operations for the Year Ended 31 December 2012 Compared to the Year Ended 31 December 2011

Revenue

Revenue increased by 30 per cent. from £3,133 million for the year ended 31 December 2011 to £4,088 million for the year ended 31 December 2012. This increase was driven by an increase in revenue across all geographic regions and markets. Revenue growth in the Americas was particularly strong, increasing from £1,807 million for the year ended 31 December 2011 to £2,500 million for the year ended 31 December 2012. This was due to the impact on the business unit's unconventional oil and gas operations of increased service and procurement activity at the Kearl oil sands facility. In total, revenue was impacted by £320 million as a result of incremental procurement activities on three projects in the Americas, including the Kearl oil sands facility. There was strong growth in the conventional oil and gas sector with revenue increasing from £161 million for the year ended 31 December 2011 to £248 million for the year ended 31 December 2012. In addition, there was a revenue contribution from the Solomon mine project of £93 million in the mining sector and growth of 34 per cent. in renewables bioprocesses from £260 million for the year ended 31 December 2011 to £390 million for the year ended 31 December 2012.

Underlying revenue is revenue less the impact of currency movements and acquisitions. Currency movements had a £2 million positive impact on revenue for the year ended 31 December 2012. Underlying revenue, excluding the impact of incremental procurement, was £3,605 million for the year ended 31 December 2012. Underlying revenue growth for the year ended 31 December 2012, which excluded the impact of currency movements, acquisitions and incremental procurement, was 15 per cent. as compared to the year ended 31 December 2011.

Profit Before Net Financing Expense

Profit before net financing expense increased from £241 million for the year ended 31 December 2011 to £243 million for the year ended 31 December 2012. The increase in gross profit of £40 million from the year ended 31 December 2011 to the year ended 31 December 2012 was driven by an increase in revenue of £955 million, which was partially offset by an increase in administrative expenses of £36 million.

Trading Profit

Trading profit increased by 7 per cent. from £312 million in the year ended 31 December 2011 to £334 million in the year ended 31 December 2012. Trading profit margin decreased from 9.9 per cent. for the year ended 31 December 2011 to 8.2 per cent. for the year ended 31 December 2012. This was primarily the result of the impact of the large amount of incremental procurement for the year ended 31 December 2012, which offset strong margins from the Solomon mine project. Excluding incremental procurement, trading profit margin was 9.9 per cent. and 8.8 per cent. for the years ended 31 December 2011 and 2012, respectively.

Profit Before Income Tax

Administrative expenses increased by 14 per cent. from £253 million in the year ended 31 December 2011 to £289 million in the year ended 31 December 2012 due to the increased amortisation and exceptional costs of £21 million arising in the year ended 31 December 2012. Administrative expenses for the year ended 31 December 2012 also included £33 million of corporate costs, comprising centralised operating costs and regional overhead.

AMEC recognised a net financing expense of £1 million for the year ended 31 December 2012 as compared to a net financing income of £8 million for the year ended 31 December 2011, as lower average cash balances during the year ended 31 December 2012 resulted in reduced bank interest receivable. Interest income on tax repayments that were received during the year ended 31 December 2011 also had a positive impact in that year.

Profit before income tax decreased by 4 per cent. from £264 million in the year ended 31 December 2011 to £254 million in the year ended 31 December 2012 as a result of the factors described above.

Income Tax

Income tax decreased by 11 per cent. from £53 million for the year ended 31 December 2011 to £47 million for the year ended 31 December 2012 which was primarily driven by the decrease in statutory tax rates, the benefit of previously unrecognised tax losses and the agreement of historical items with various tax authorities.

Exceptional Items

During the year ended 31 December 2012, AMEC recognised pre-tax exceptional losses (in continuing and discontinued operations) of £18 million.

A loss on disposals of £11 million arose from adjustments to provisions held in respect of a business sold in prior years (and classified as discontinued) and foreign exchange movements on provisions established on the disposal of a former subsidiary, SPIE SA, in 2006.

Exceptional costs of £24 million in continuing operations included the £11 million costs of funding a joint venture which was part of a recent acquisition, costs of £11 million associated with restructuring following the management reorganisation into geographic business units and transaction and deferred compensation costs which, in line with IFRS 3, are charged to the income statement. Transaction costs of £2 million were incurred in the year.

An exceptional gain in discontinued operations of £17 million arose from the recognition of an insurance receivable following the Supreme Court judgment on mesothelioma liability, a provision against which was established in prior years.

The post-tax exceptional charge for the year ended 31 December 2012 was £10 million. There was a post-tax credit of £25 million in the year ended 31 December 2011.

Profit for the Year

Profit decreased by 8 per cent. from £227 million for the year ended 31 December 2011 to £209 million for the year ended 31 December 2012 as a result of the factors discussed above.

Results of Operations by Business Unit

Americas

The following table sets forth revenue, trading profit and trading profit margin for each of the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December
	2011	2012	2013
	(£ millions, unless otherwise stated)
Americas
Revenue	1,807	2,500	2,247
Profit before net financing expense	174	212	211
Share of joint venture trading	2	2	2
Intangible amortisation	15	18	18
Exceptional items	9	1	10
Trading profit(1)	200	233	241
Trading profit margin(2)	11.1%	9.3%	10.7%

Notes:

(1)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of group trading profit to its nearest IFRS measure, profit before net financing income, is provided in the section entitled "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

(2)
Trading profit margin is trading profit as a percentage of revenue.

Revenue in the Americas decreased by 10 per cent. from £2,500 million for the year ended 31 December 2012 to £2,247 million for the year ended 31 December 2013. This decrease was driven primarily by decreased revenue from the Mining market from £543 million for the year ended 31 December 2012 to £431 million for the year ended 31 December 2013 and from oil sands due to the phasing of work on certain major projects and, as expected, a £200 million decrease in incremental procurement from the prior year, which more than offset combined growth of £49 million in the conventional oil and gas market and in renewables. Revenue in the Americas increased by 38 per cent. from £1,807 million for the year ended 31 December 2011 to £2,500 million for the year ended 31 December 2012. This increase was driven primarily by growth across all markets and £320 million in incremental procurement recognised during the year.

Profit before net financing expense increased by £38 million for the year ended 31 December 2012 compared to the year ended 31 December 2011. The increase in profit before net financing expense was due to an increase in revenue of £693 million from the year ended 31 December 2011 to the year ended 31 December 2012. Profit before net financing expense decreased from £212 million in the year ended 31 December 2012 to £211 million in the year ended 31 December 2013. Revenue decreased by £253 million in the year ended 31 December 2013 compared to the year ended 31 December 2012, however, this decrease was offset by increased margins in the year ended 31 December 2013 compared to the year ended 31 December 2012.

Trading profit increased by 3 per cent. from £233 million for the year ended 31 December 2012 to £241 million for the year ended 31 December 2013. Trading profit margin increased from 9.3 per cent. for the year ended 31 December 2012 to 10.7 per cent. for the year ended 31 December 2013. Trading profit and trading profit margin were positively impacted by cost efficiencies resulting from the restructuring into geographic business units, favourable project close-outs, grants from the US government for research and development activities. Trading profit margin was also impacted by the reduction in procurement compared to the year ended 31 December 2012. Trading profit increased by 16 per cent. from £200 million for the year ended 31 December 2011 to £233 million for the year ended 31 December 2012. Trading profit margin decreased from 11.1 per cent. for the year ended 31 December 2011 to 9.3 per cent. for the year ended 31 December 2012. Trading profit margin was impacted by the procurement activities on three projects (which, although recognised as revenue does not contribute to trading profit margin). In addition, there were delays to the Kearl initial development in the oil sands, which resulted in profit being lower than expected.

Europe

The following table sets forth revenue, trading profit and trading profit margin for each of the years ended 31 December 2013, 2012 and 2011.

	Year ended 31 December
Europe	2011(1)	2012(1)	2013
	(£ millions, unless otherwise stated)
Revenue	899	1,080	1,227
Profit before net financing expense	60	61	63
Share of joint venture trading profit	19	15	12
Intangible amortisation	15	16	17
Exceptional items	1	3	1
Trading profit(2)	95	95	93
Trading profit margin(3)	10.6%	8.8%	7.6%

Notes:

(1)
Financial information for the years ended 31 December 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued business.

(2)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of group trading profit to its nearest IFRS measure, profit before net financing income, is provided in the section entitled "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

(3)
Trading profit margin is trading profit as a percentage of revenue.

Revenue in Europe increased by 14 per cent. from £1,080 million for the year ended 31 December 2012 to £1,227 million for the year ended 31 December 2013. This increase was driven primarily by revenue from Oil & Gas activity in the UK North Sea, which increased from £671 million for the year ended 31 December 2012 to £842 million for the year ended 31 December 2013 and the impact of a full year's revenue of ESRC in the Clean Energy market following its acquisition in 2012 of £28 million. Revenue in Europe increased by 20 per cent. from £899 million for the year ended 31 December 2011 to £1,080 million for the year ended 31 December 2012. This increase was driven primarily by a combination of increased revenue in the Oil & Gas market from £527 million for the year ended 31 December 2011 to £671 million for the year ended 31 December 2012 and the impact of six months' revenue in the Clean Energy market of £31 million following the acquisition of ESRC.

Profit before net financing expense increased from £61 million in the year ended 31 December 2012 to £63 million in the year ended 31 December 2013. The increase in profit before net financing expense was due to an increase in revenue of £147 million from the year ended 31 December 2012 to the year ended 31 December 2013. Profit before net financing expense increased from £60 million in the year ended 31 December 2011 to £61 million in the year ended 31 December 2012. The increase in profit before net financing expense was due to the increase in revenue of £181 million for the year ended 31 December 2012 compared to the year ended 31 December 2011.

Trading profit decreased by 2 per cent. from £95 million for the year ended 31 December 2012 to £93 million for the year ended 31 December 2013. Trading profit margin decreased from 8.8 per cent. for the year ended 31 December 2012 to 7.6 per cent. for the year ended 31 December 2013, mainly as a result of a reduction in contribution from the NMP joint venture due to a lower realisation of performance based payments and losses incurred as a result of delays in the Teesside Gas Processing Plant contract. Trading profit was £95 million for the years ended 31 December 2012 and 2011. Trading profit margin decreased from 10.6 per cent. for the year ended 31 December 2011 to 8.8 per cent. for the year ended 31 December 2012, mainly as a result of a shift in business mix to the more mature markets of the North Sea together with a reduced contribution from the NMP joint venture. There were also a number of successful project close outs during 2011.

Growth Regions

The following table sets forth revenue, trading profit and trading profit margin for each of the years ended 31 December 2013, 2012 and 2011.

	Year ended 31 December
Growth Regions	2011	2012	2013
	(£ millions, unless otherwise stated)
Revenue	442	531	536
Profit before net financing expense	36	1	10
Share of joint venture trading profit	3	3	4
Intangible amortisation	9	10	12
Exceptional items	(2)	18	7
Trading profit(1)	46	32	33
Trading profit margin(2)	10.3%	6.1%	6.2%

Notes:

(1)
Trading profit is a non-IFRS measure and is defined as profit before net financing income excluding amortisation, impairment and exceptional items, but including AMEC's share of joint venture trading profit. A reconciliation of group trading profit to its nearest IFRS measure, profit before net financing income, is provided in the section entitled "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

(2)
Trading profit margin is adjusted trading profit as a percentage of revenue.

Revenue in the Growth Regions increased by 1 per cent. from £531 million for the year ended 31 December 2012 to £536 million for the year ended 31 December 2013. This increase was driven primarily by increased revenue from Oil & Gas activities in the Middle East, which was offset by decreased Mining revenue in Australia. Revenue in the Growth Regions increased by 20 per cent. from £442 million for the year ended 31 December 2011 to £531 million for the year ended 31 December 2012. This increase was driven primarily by increased revenue as a result of organic growth in Oil & Gas and Mining markets, along with the revenue impact of the acquisition of Unidel.

Profit before net financing expense increased from £1 million for the year ended 31 December 2012 to £10 million for the year ended 31 December 2013. The main driver behind the increase from the year ended 31 December 2012 to the year ended 31 December 2013 was a reduction in restructuring costs. Profit before net financing expense decreased from £36 million in the year ended 31 December 2011 to £1 million in the year ended 31 December 2012. The decrease from the year ended 31 December 2011 to the year ended 31 December 2012 was mainly due to restructuring costs in 2012 which were not incurred in 2011.

Trading profit increased by 3 per cent. from £32 million for the year ended 31 December 2012 to £33 million for the year ended 31 December 2013. Trading profit margin increased slightly from 6.1 per cent. for the year ended 31 December 2012 to 6.2 per cent. for the year ended 31 December 2013 related to integration of the Growth Regions into AMEC's new geographical structure offset by weak market conditions in Australia. Trading profit decreased by 30 per cent. from £46 million for the year ended 31 December 2011 to £32 million for the year ended 31 December 2012. Trading profit margin decreased from 10.3 per cent. for the year ended 31 December 2011 to 6.1 per cent. for the year ended 31 December 2012. This decrease was driven primarily by weaker market conditions in Australia in 2012, which was partially offset by the award of new contracts in the Middle East. In addition, trading profit margin in 2011 was driven by the successful settlement of claims arising in the GRD Limited business, which was acquired in 2009, and successful project close outs.

Investment Services

Investment Services principally comprises the Incheon Bridge project in Korea, AMEC's insurance captive, AMEC's residual UK wind development activities and a range of other non-core activities. Revenue for the year ended 31 December 2013 was £6 million as compared to £9 million and £6 million for the years ended 31 December 2012 and 2011, respectively. Trading profit for the year ended 31 December 2013 was £11 million as compared to £7 million and £4 million for the years ended 31 December 2012 and 2011, respectively. The significant increase in trading profit for the year ended 31 December 2013 was due to the successful resolution of existing disputes related to AMEC's North American construction business, which was closed a number of years ago.

Liquidity and Capital Resources

Cash flows

	Year ended 31 December
	2011	2012	2013
	(£ millions)
Net cash flow from operating activities	173	242	240
Net cash flow from investing activities	(126)	(183)	(40)
Net cash flow from financing activities	(98)	(312)	(189)
Net cash	521	99	121

Net Cash flow from Operating Activities

AMEC's net cash flow from operating activities for the year ended 31 December 2013 was a cash inflow of £240 million as compared to a net cash inflow of £242 million for the year ended 31 December 2012 and a net cash inflow of £173 million for the year ended 31 December 2011. Net cash flow from operating activities for the year ended 31 December 2013 was primarily impacted by increased cash generated from operations. Improved working capital management of inventories, trade and other receivables, trade and other payables and provision accounted for £39 million of increased cash generation. However, this was offset by a decrease in net cash inflow from operating activities before working capital cash flows of £18 million, from £323 million in the year ended 31 December 2012 to £305 million in the year ended 31 December 2013. The primary reason for this decrease was a decrease of £17 million in profit before income taxation to £239 million in the year ended 31 December 2013 after the inclusion of a £16 million loss before income taxation from discontinued operations in the year ended 31 December 2013 compared to a £2 million profit before income taxation from discontinued operations in the previous year. This loss resulted from residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business, which was discontinued in 2013. The other principal driver of the decrease in net cash flow from operating activities was an increase in taxes paid, from £29 million in the year ended 31 December 2012 to £52 million in the year ended 31 December 2013, following the settlement of historical claims with the tax authorities.

Comparatively, for the year ended 31 December 2012, net cash flow from operating activities increased by 40 per cent. from £173 million in the year ended 31 December 2011 to £242 million in the year ended 31 December 2012. This increase resulted from an increase in cash generated from operating activities before working capital cash flows of £42 million between the periods due primarily to a £6 million increase in profit before income taxation and an increase of £30 million that resulted from the impact of non-cash flow items, principally an increase of £9 million in financial expense and a £9 million increase in the loss on disposal of businesses. Improved working capital management of inventories, trade and other receivables, trade and other payables and provision, accounted for £20 million of the increased cash generation. The cash inflow was also impacted by the successful settlement of certain claims and refunds resulting from the agreement of historical items with various tax authorities and led to a £7 million reduction in tax paid.

Net Cash Flow from Investing Activities

AMEC's net cash flow from investing activities for the year ended 31 December 2013 was a net cash outflow of £40 million as compared to a net cash outflow of £183 million for the year ended 31 December 2012 and a net cash outflow of £126 million for the year ended 31 December 2011. The decrease of 78 per cent. in net cash outflow from investing activities for the year ended 31 December 2013 was a result of a decrease of £139 million, from £159 million for the year ended 31 December 2012 to £20 million for the year ended 31 December 2013, in expenditure on acquisitions, primarily due to the expenditure of £136 million on the acquisition of Energy, Safety and Risk Consultants Limited in the year ended 31 December 2012.

The increase in net cash outflow from investing activities in the year ended 31 December 2012 compared to the year ended 31 December 2011 was due to lower cash outflows on acquisitions of £254 million in the year ended 31 December 2011 compared to £159 million in the year ended 31 December 2012 and a cash inflow of £168 million as a result of a reduction in short-term bank deposits related to the utilisation of AMEC's surplus cash that had previously been held on deposit to fund the investment and operating activities of AMEC.

Net Cash Flow from Financing Activities

AMEC's net cash flow from financing activities for the year ended 31 December 2013 was a cash outflow of £189 million as compared to a net cash outflow of £312 million for the year ended 31 December 2012 and a net cash outflow of £98 million for the year ended 31 December 2011, mainly as a result of increases in the amount of dividends paid, changes in net borrowing and the acquisition of shares as part of AMEC's share buyback programme.

Dividends of £108 million, £98 million and £86 million were paid to AMEC shareholders during the years ended 31 December 2013, 2012 and 2011, respectively, reflecting AMEC's progressive dividend policy.

In April 2013, AMEC entered into a £100 million term loan and, in July 2012, AMEC entered into a £377 million multi-currency revolving credit facility. As at 31 December 2013, £120 million of the combined loans and facilities was used, resulting in a net repayment of £30 million during the year. As at 31 December 2012, £150 million of the revolving credit facility was utilised giving a positive cash flow of £150 million. There were no such loans or facilities in the year ended 31 December 2011.

In February 2012, AMEC announced a share buyback programme that ended in February 2013. Pursuant to this programme, AMEC purchased 4.2 million shares at a cost of £45 million and 33 million shares at a cost of £358 million in the years ended 31 December in 2013 and 2012, respectively.

Capital Expenditure

AMEC's capital expenditure for each of the years ended 31 December 2013, 2012 and 2011 was £10 million, £19 million and £12 million, respectively.

Indebtedness

AMEC seeks to maintain a balanced capital structure comprising a mix of debt and equity, which is determined by considering its business profile and strategy, financial policies and the availability and cost of funding. AMEC expects its long-term net debt to be no more than two times trading profit. AMEC may choose to exceed this if required based on an analysis of the above factors; however, AMEC expects that any such increases would be temporary given its net cash inflow from operations.

On 18 July 2012, AMEC entered into a five-year £377 million multi-currency revolving credit facility with The Royal Bank of Scotland plc as facility agent and a number of other banks as original lenders. On 9 April 2013, AMEC entered into a 12-month £100 million sterling term loan between, among others, AMEC and The Royal Bank of Scotland plc. The original maturity date of the term loan is 9 April 2014; however, each of the banks has committed to renew the term loan until 9 April 2015. As at 31 December 2013, £120 million of the loans and facilities had been utilised.

On 13 February 2014, AMEC entered into a $2.16 billion credit facility agreement with, among others, Bank of America Merrill Lynch International Limited as facility agent, and the Lenders as original lenders. The agreement was entered into:

(i)
in the case of Facilities A, B and C, for the purpose of financing the Acquisition, the payment of all fees, costs and expenses associated with the Acquisition and the facility, and the refinancing of the £100 million credit facility dated 9 April 2013; and

(ii)
in the case of the revolving facility, for general corporate purposes, provided that no amounts under the revolving facility may be utilised for any of the purposes referred to in paragraph (i) above.

On 14 July 2014, AMEC amended the agreement to, among other things, increase the financing under the revolving facility to $350 million and the overall available financing under the Debt Financing to $2.26 billion.

The Debt Financing is divided as follows: Facility A is $250 million, Facility B is $830 million, Facility C is $830 million and the revolving facility is $350 million. The interest rates under the Debt Financing vary by facility and are equal to the aggregate of the applicable margin plus LIBOR or EURIBOR. The Debt Financing contains certain financial covenants including:

•
AMEC's ratio of consolidated total net borrowings to adjusted consolidated EBITDA must not exceed 3.25x EBITDA;

•
AMEC must maintain a ratio of consolidated EBITDA to consolidated net finance costs of not less than 3.00x; and

•
at any time prior to AMEC obtaining an investment grade credit rating from Moody's and S&P and issuing unsecured bonds in the public international capital markets, the turnover of the guarantors must be 70 per cent. or more of the Group's turnover.

Contractual Obligations

AMEC's contractual obligations comprise bank overdrafts, the portion of bank loans and facilities which have been drawn down, operating lease obligations and committed future payments to the defined benefit pension scheme. AMEC enters into the following types of operating leases: short-term plant hires, leases for motor vehicles and office equipment with lease periods of two to five years and longer-term property leases. The following table sets out AMEC's contractual obligations as at 31 December 2013:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Bank loans	120	120	—	—	—
Estimated interest expense(1)	3	3	—	—	—
Bank overdrafts	9	9	—	—	—
Retirement benefit obligation	42	32	10	—	—
Operating lease obligations	284	66	98	59	61

Total	458	230	108	59	61

Note:

(1)
Term loan will be repaid upon completion of the transaction.

Off-balance Sheet Arrangements

Other than the operating lease obligations noted above, AMEC does not engage in any material off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The principal financial risks to which AMEC is exposed are: (i) foreign currency exchange risk; (ii) funding and liquidity risk; (iii) counterparty credit risk; and (iv) interest rate risk. AMEC's Board has approved policies for the management of these risks.

AMEC's treasury department manages funding risk, liquidity risk, credit risk and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by AMEC's Board, most recently in October 2013. For additional information, see the notes accompanying AMEC's financial statements included elsewhere in this prospectus.

Foreign Currency Exchange Risk

AMEC publishes its consolidated accounts in pounds sterling. The majority of its trading income is denominated in the local currency of its business operations, which provides a natural hedge against the currency of its cost base. Where commercial contracts are undertaken which are denominated in foreign currencies, AMEC seeks to mitigate the foreign exchange risk when the cash flow giving rise to such exposure becomes certain or highly probable. This is achieved through the use of forward currency arrangements, which may include the purchase of currency options. There are currently no material transactional exposures which have been identified and remain unhedged. AMEC has no reason to believe that any outstanding forward contract will not be able to be settled from the underlying commercial transactions.

As at 31 December 2013, AMEC was committed to forward foreign exchange contracts and foreign exchange swaps designated as cash flow hedges with a total notional contract amount outstanding of £68 million (compared to £26 million and £43 million as at 31 December 2012 and 2011, respectively). Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. As at 31 December 2013, the notional contract amount of these contracts and swaps was £49 million (compared to £144 million and £201 million as at 31 December 2012 and 2011, respectively).

AMEC previously had forward foreign exchange contracts which had been designated as hedges of the net investments in core subsidiaries in Canada and the United States, but in line with a change in AMEC's policy to cease net investment hedging for core assets of the business, these were not replaced when they matured.

A portion of AMEC's earnings is generated in non-sterling currencies. Such overseas profits are translated into sterling at the average exchange rate prevailing throughout the year. The impact on AMEC's profits is monitored on an ongoing basis. As AMEC hedges its material transaction-related exposure, it has no material transactional profit or loss sensitivity.

In addition, AMEC has various assets denominated in foreign currencies, principally US dollars and Canadian dollars. A proportion of these assets, including unamortised goodwill, had been designated in net investment hedges using cross-currency instruments. AMEC changed its policy in 2009 to cease net investment hedging for core assets of the business, and the remaining hedging contracts matured during 2013. In specific circumstances, for example the planned repatriation of foreign assets, AMEC may from time to time enter into new net investment hedges to manage foreign exchange risks.

Funding and Liquidity Risk

AMEC's policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with AMEC's budget and strategic plans. AMEC will finance operations and growth from its existing cash resources and the £477 million in committed banking facilities of which £120 million was drawn as at 31 December 2013. Appropriate facilities will be maintained to meet ongoing requirements for bank guarantees and letters of credit. In addition, on 13 February 2014, AMEC entered into a $2.16 billion credit facility agreement, which was subsequently increased to $2.26 billion, for the purposes of financing the Acquisition, repaying the £100 million credit facility dated 9 April 2013 and funding general corporate purposes, which AMEC will utilise for the Offer and going forward. For further information on AMEC's facilities, see "—Liquidity and Capital Resources" above.

Counterparty Credit Risk

AMEC is exposed to credit risk to the extent of non-payment by either its customers or the counterparties of its financial instruments. The effective monitoring and control of credit risk is a key component of AMEC's risk management activities.

The credit risk associated with customers is considered as part of each tender review process and is addressed initially through contract payment terms. Where appropriate, payment security is sought. Credit control practices are applied thereafter during the project execution phase. A right to interest and suspension is normally sought in all contracts.

Trade receivable exposures are typical with large companies and government-backed organisations and the credit ratings of these organisations are monitored. Credit risks are minimised through the use of letters of credit, parent company guarantees, insurance instruments and forward funding where achievable.

AMEC's most significant customer for the year ended 31 December 2013 accounted for around 8 per cent. of revenue from continuing operations and around 4 per cent. of current trade and other receivables. For the years ended 31 December 2012 and 2011, the most significant customer accounted for 15 per cent. and 14 per cent. of revenue from continuing operations, respectively, and a similar percentage of trade and other receivables.

As at 31 December 2013, the amount of trade receivables totalled £453 million (as compared to £462 million and £424 million as at 31 December 2012 and 2011, respectively), of which £219 million (as compared to £191 million and £186 million as at 31 December 2012 and 2011, respectively) was past due. These amounts exclude retentions relating to contracts in progress. Based on past experience, AMEC believes that no material impairment allowance is necessary in respect of trade receivables not past due.

Credit risks arising from treasury activities are managed by a central treasury function in accordance with AMEC's Board approved treasury policy. The objective of the policy is to diversify and minimise AMEC's exposure to credit risk from its treasury activities by ensuring that surplus funds are placed with a diversified range of 25 to 30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by AMEC's Board and are based primarily on credit ratings set by Moody's, S&P and Fitch. Credit ratings are monitored continually by AMEC's treasury department. AMEC's treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty.

Interest Rate Risk

As a result of its funding and liquidity requirements, AMEC is exposed to interest rate risk. AMEC's borrowings are denominated in pounds sterling. The £377 million multi-currency revolving credit facility is subject to an interest rate of LIBOR plus a margin depending on leverage. The £100 million pounds sterling term loan is subject to an interest rate of LIBOR plus a fixed margin.

As at 31 December 2013, AMEC had a total of £250 million in interest-earning financial assets, comprising bank deposits and cash and cash equivalents, excluding bank overdrafts (as compared to £275 million and £521 million as at 31 December 2012 and 2011, respectively), of which £245 million was due within six months. As at 31 December 2013, AMEC had a total of £129 million in interest-bearing financial liabilities, comprising bank overdrafts and bank loans (as compared to £176 million and nil as at 31 December 2012 and 2011, respectively), all due within six months.

INFORMATION ABOUT FOSTER WHEELER

All disclosures of US dollar amounts, except share data and per share amounts, are presented in thousands of dollars except as otherwise stated. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

Overview

Foster Wheeler is a leading international engineering, construction and project management contractor and power equipment supplier with operations in over 30 countries worldwide.

Foster Wheeler operates through two business groups:

•
The Global Engineering and Construction Group, or the Global E&C Group, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector, and is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels.

•
The Global Power Group designs, manufactures and installs steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide and also provides a wide range of aftermarket services.

Organisational Structure

The following chart presents Foster Wheeler's organisational structure:

Company History

Foster Wheeler was formed in 1927 through the merger of the Power Specialty Company and the Wheeler Condenser & Engineering Company. In 1929, the new company was listed on the New York Stock Exchange. Initially, Foster Wheeler's main business was the design and supply of boilers and related equipment. Foster Wheeler began its international growth in the late 1920s when it established operations in the United Kingdom and Canada. In subsequent years, it expanded its product offering to include not only power equipment but specialty heaters and other production units for process plants. This expanded product and service offering evolved into a recognised expertise in designing and managing the construction of large industrial facilities such as oil refineries, petrochemical plants and pharmaceutical facilities. As demand for the company's services increased, Foster Wheeler established additional offices in Europe and other parts of the world. Foster Wheeler's growth in its core businesses continued from the 1930s through the 1980s. In 1995, the company acquired Pyropower, a company in Finland that had developed circulating fluidised bed technology for solid fuel combustion.

Foster Wheeler undertook a restructuring programme from 2002 through 2004, primarily to reduce its long-term debt, which had grown to more than $1.0 billion and had become increasingly difficult to service due to the operating losses incurred as a result of difficult market conditions in the late 1990s. The restructuring programme took the form of a series of equity-for debt swaps; the negotiation of a new credit agreement; a reverse stock split; and various cost reduction efforts including but not limited to a reduction in corporate staffing and the "freezing" of its defined benefit pension plan for US employees. Foster Wheeler emerged from the restructuring programme in 2005 with a strengthened balance sheet and relisted its shares on NASDAQ. By 2006, Foster Wheeler's long-term debt had been lowered to approximately $200 million and its corporate overhead expenses had also been reduced.

In 2009, Foster Wheeler changed its place of incorporation from Bermuda to Switzerland in order to establish a corporation that was more centrally located within its area of worldwide operations. Switzerland also provides a stable and well-developed tax regime and a sophisticated financial and commercial environment. Foster Wheeler's operations have continued to be conducted through existing subsidiaries and their branch offices, which are located around the world.

In 2010, Foster Wheeler relocated its principal executive offices to Geneva, Switzerland and subsequently relocated its principal executive offices to Reading, United Kingdom in 2013.

Acquisitions and Disposals

For a discussion of Foster Wheeler's acquisitions and disposals for the years ended 31 December 2013, 2012 and 2011 see the section entitled "Operating and Financial Review of Foster Wheeler—Overview".

Business Groups

Foster Wheeler operates through two business groups: the Global E&C Group and the Global Power Group.

Global E&C Group

Foster Wheeler's Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas to liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector. Foster Wheeler's Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, Foster Wheeler's Global E&C Group is involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, including waste-to-energy facilities.

Foster Wheeler's Global E&C Group owns one of the leading technologies (SYDECSM delayed coking) used in refinery residue upgrading, in addition to other refinery residue upgrading technologies (solvent deasphalting and visbreaking) and a hydrogen production process used in oil refineries and petrochemical plants. Foster Wheeler's Global E&C Group also owns a proprietary sulphur recovery technology which is used to treat gas streams containing hydrogen sulphide for the purpose of reducing the sulphur content of fuel products and to recover a saleable sulphur by-product. In addition, Foster Wheeler's Global E&C Group owns and operates electric power generating wind farms in Italy, and also holds a non-controlling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, all of which are located in Italy, and a non-controlling interest in a joint venture company that is fully licensed to engineer, procure and construct process facilities in China.

Foster Wheeler's Global E&C Group generates revenues from design, EPC and project management activities pursuant to contracts spanning up to approximately four years in duration. In addition, the Global E&C Group generates equity earnings from returns on its non-controlling interest investments in various power production facilities.

Foster Wheeler's Global E&C Group's products and services include:

•
Consulting, Foster Wheeler's Global E&C Group provides technical and economic analyses and study reports to owners, investors, developers, operators and governments. These services include concept and feasibility studies, market studies, asset assessments, environmental assessments, energy and emissions management, product demand and supply modelling, and technology evaluations;

•
Design and Engineering, Foster Wheeler's Global E&C Group provides a broad range of engineering and design-related services. Foster Wheeler's design and engineering capabilities include process, civil, structural, architectural, mechanical, instrumentation, electrical, and health, safety and environmental management. For each project, Foster Wheeler identifies the project requirements and then integrates and coordinates the various design elements. Other critical tasks in the design process may include engineering to optimise costs, risk and hazard reviews, and the assessment of construction, maintenance and operational requirements;

•
Project Management and Project Control, Foster Wheeler's Global E&C Group offers a wide range of project management and project control services for overseeing EPC activities. These services include estimating costs, project planning and project cost control. The provision of these services is an integral part of the planning, design and construction phases of projects that Foster Wheeler executes directly for clients. Foster Wheeler also provides these services to its clients in the role of project management or programme management consultant, where Foster Wheeler oversees, on its clients' behalf, the execution by other contractors of all or some of the planning, design and construction phases of a project;

•
Procurement, Foster Wheeler's procurement activities focus on those projects where it also executes the design and engineering work. Foster Wheeler manages the procurement of materials, subcontractors and craft labour. Foster Wheeler often purchases materials, equipment and third-party services on behalf of its client, where the client will pay for the purchased items or services at cost and reimburse Foster Wheeler the cost of the associated services plus a margin or fee;

•
Construction/Commissioning and Start-up, Foster Wheeler's Global E&C Group provides construction and construction management services on a worldwide basis. The construction,

  commissioning and start-up activities focus on those projects where Foster Wheeler has performed most of the associated design and engineering work. Depending on the project, Foster Wheeler may function as the primary contractor or as a subcontractor to another firm. On some projects, Foster Wheeler functions as the construction manager, engaged by the customer to oversee another contractor's compliance with design specifications and contracting terms. In some instances, Foster Wheeler has responsibility for commissioning and plant start-up, or, where the client has responsibility for these activities, Foster Wheeler provides experts to work as part of the client's team;

•
Operations and Maintenance, Foster Wheeler's Global E&C Group provides plant operations and maintenance services, such as repair, renovation, predictive and preventative services and other aftermarket services. In some instances, Foster Wheeler's contracts may require it to operate a plant, which it has designed and built, for an initial period that may vary from a very short period to up to approximately two years; and

•
Fired Heaters, Foster Wheeler's Global E&C Group designs and supplies direct-fired furnaces used in a wide range of refining, petrochemical, chemical, oil and gas processes, including fired heaters and waste heat recovery units. In addition, Foster Wheeler's Global E&C Group also designs and supplies fired heaters which form an integral part of its proprietary delayed coking and hydrogen production technologies.

Global Power Group

Foster Wheeler's Global Power Group designs, manufactures and installs steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide. Foster Wheeler believes that its competitive differentiation in serving these markets is the ability of its products to cleanly and efficiently burn a wide range of fuels, singularly or in combination. Foster Wheeler's Global Power Group's steam generators utilise a broad range of technologies, offering independent power producers, utilities, municipalities and industrial clients solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases, into steam, which can be used for power generation, district heating or industrial processes. Among these fuel sources, coal is the most widely used, and thus the market drivers and constraints associated with coal strongly affect the steam generator market and Foster Wheeler's Global Power Group's business. In particular, Foster Wheeler's circulating fluidised-bed, or CFB, steam generators are able to burn coals of varying quality, as well as numerous other materials.

For both CFB and pulverised coal, or PC, steam generators, Foster Wheeler offers supercritical once-through-unit designs to further improve the energy efficiency and, therefore, the environmental performance of these units. Once-through supercritical steam generators operate at a higher pressure of water, as it is converted to steam, than traditional plants, which results in higher efficiencies and lower emissions, including emissions of carbon dioxide, or CO2, which is considered a greenhouse gas.

Foster Wheeler's Global Power Group also conducts research and development in the areas of combustion; solid, fluid and gas dynamics; heat transfer; materials; and solid mechanics. In addition, Foster Wheeler's Global Power Group licenses its technology to a limited number of third parties in select countries or markets.

Foster Wheeler's Global Power Group also holds a controlling interest in and operates a combined-cycle gas turbine facility; holds a non-controlling interest in a petcoke-fired CFB facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation.

Foster Wheeler's Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, and royalties from licensing its technology. In addition, Foster Wheeler's Global Power Group generates equity earnings from returns on its non-controlling interest investments in various power production facilities.

Foster Wheeler's Global Power Group's products and services include:

•
Circulating Fluidised-Bed Steam Generators, Foster Wheeler's Global Power Group designs, manufactures and supplies steam generators that utilise its proprietary CFB technology to clients worldwide. Foster Wheeler's management believes that CFB combustion is generally recognised as one of the most commercially viable, fuel-flexible and clean burning ways to generate steam on a commercial basis from coal and many other solid fuels and waste products. A CFB steam generator utilises air nozzles on the floor and lower side walls of its furnace to mix and fluidise the fuel particles as they burn, resulting in a very efficient combustion and heat transfer process. The fuel and other added solid materials, such as limestone, are continuously recycled through the furnace to maximise combustion efficiency and the capture of pollutants, such as sulphur oxides, or SOx. Due to the efficient mixing of the fuel with the air and other solid materials and the long period of time the fuel remains in the combustion process, the temperature of the process can be greatly reduced below that of a conventional burning process. This has the added benefit of reducing the formation of nitrogen-oxide, or NOx, which is another pollutant formed during the combustion process. Due to these benefits, additional SOx and NOx control systems are frequently not needed. Supercritical CFB steam technology dramatically raises the pressure of water as it is converted to steam, allowing the steam to absorb more heat from the combustion process, which results in a substantial improvement of approximately 5 to 15 per cent. in the efficiency of an electric power plant. To meet the requirements of the utility power sector, Foster Wheeler's Global Power Group offers supercritical CFB steam generators that range from 400 megawatt electrical, or MWe, up to 800 MWe in single unit sizes, in addition to subcritical CFB steam generators which typically range between 30 and 400 MWe.

  Foster Wheeler is continuing the development of Flexi-BurnTM CFB technology, which it sees as a key component in a flexible and practical carbon capture and storage solution for large-scale power generation. A power plant utilising Flexi-BurnTM CFB technology can operate in either conventional or carbon capture mode. In the carbon capture mode, the CFB technology will produce a CO2-rich flue gas which can then be delivered to a storage location while avoiding the need for large, expensive and energy intensive post-combustion CO2 separation equipment. Together with its partners, Foster Wheeler has built a FlexiBurnTM CFB pilot plant (approximately 30 megawatt thermal, equivalent to approximately 10 MWe) that has been successfully capturing CO2 since September 2012. Foster Wheeler is currently seeking additional partners and funding to further develop this technology on a commercial scale;

•
Pulverised Coal Steam Generators, Foster Wheeler's Global Power Group designs, manufactures and supplies PC steam generators to clients worldwide. PC steam generators are commonly used in large coal-fired power plant applications. The coal is pulverised into fine particles and injected into the steam generator through specially designed low NOx burners. The PC steam generators control NOx by utilising advanced low NOx combustion technology and selective catalytic reduction technology, or SCR. PC technology requires flue gas desulphurisation, or FGD, equipment to be installed to capture SOx. Foster Wheeler offers its PC steam generators with either conventional sub-critical steam technology or more efficient supercritical steam technology for electric power plant applications. PC steam generators typically range from 200 to 800 MWe;

•
Industrial Steam Generators, Foster Wheeler's Global Power Group designs, manufactures and supplies industrial steam generators of various types including: CFB, grate, fully assembled package, field erected oil and gas, waste heat, and heat recovery steam generators. Depending on the steam generator type and application, Foster Wheeler's industrial steam generators are designed to burn a wide spectrum of industrial fuels from high quality oil and natural gas to biomass and "waste type" fuels such as tyres, municipal solid waste, waste wood and paper. Foster Wheeler's industrial steam generators are designed for ruggedness, fuel flexibility and reliability;

•
Auxiliary Equipment and Aftermarket Services, Foster Wheeler's Global Power Group also manufactures and supplies auxiliary and replacement equipment for utility power and industrial facilities, including steam generators for solar thermal power plants, surface condensers, feed water heaters, coal pulverisers, steam generator coils and panels, biomass gasifiers, and replacement parts. Additionally, Foster Wheeler offers a full line of new and retrofit NOx reduction systems such as selective non-catalytic and catalytic NOx reduction systems, complete low NOx combustion systems, and multi-pollutant flue gas cleaning equipment.

  To enhance its environmental product portfolio, Foster Wheeler acquired an environmental company in Germany in 2011. The company successfully supplies a specialised multi-pollutant scrubbing technology that utilises CFB technology to economically capture sulphur dioxide, or SO2, acid gases, heavy metals and other harmful emissions, which are becoming increasingly regulated in the United States and Europe.

  Foster Wheeler provides a broad range of site services relating to all of the products described above, including construction and erection services, maintenance, plant upgrading and life extension, engineering and replacement parts, improving plant environmental performance and plant repowering.

C&F Group

In addition to the Global E&C Group and the Global Power Group, which represent two of Foster Wheeler's operating segments for financial reporting purposes, Foster Wheeler reports the financial results associated with the management of entities which are not managed by one of its two business groups, which includes corporate centre expenses, its captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the C&F Group, which also represents an operating segment for financial reporting purposes.

Industries

Foster Wheeler serves the following industries:

•
Oil and gas;

•
Oil refining;

•
Chemical/petrochemical;

•
Pharmaceutical;

•
Environmental;

•
Minerals and metals;

•
Power generation; and

•
Power plant operation and maintenance.

Customers and Marketing

Foster Wheeler markets and sells its services and products through a worldwide staff of sales and marketing professionals, through a network of sales representatives and through partnership or joint venture arrangements. Its businesses are not seasonal and are not dependent on a limited group of clients. For the years ended 31 December 2013 and 2012, one client of Foster Wheeler's Global E&C Group accounted for approximately 12 per cent. of consolidated operating revenues (inclusive of flow-through revenues as described under "—Unfilled Orders" below) in both years; however, the associated flow-through revenues included in this percentage accounted for approximately 11 per cent. of consolidated operating revenues for the years ended 31 December 2013 and 2012. A second client of Foster Wheeler's Global E&C Group accounted for approximately 26 per cent. of consolidated operating revenues (inclusive of flow-through revenues) for the year ended 31 December 2011; however, the associated flow-through revenues included in these percentages accounted for approximately 25 per cent. of consolidated operating revenues for the year ended 31 December 2011. No other single client accounted for 10 per cent. or more of consolidated revenues for the years ended 31 December 2013, 2012 or 2011. Representative clients include state-owned and multinational oil and gas companies; major petrochemical, chemical, minerals and metals, and pharmaceutical companies; national, municipal and independent electric power generation companies, including public utility companies; and government agencies throughout the world. The majority of revenues and new business originates outside the United States.

Licences, Patents and Trademarks

Foster Wheeler owns and licenses patents, trademarks and know-how, which are used in each of the business groups. The life cycles of the patents and trademarks are of varying durations. Foster Wheeler is not materially dependent on any particular patent or trademark, although it depends on its ability to protect its intellectual property rights to the technologies and know-how used in its proprietary products. As noted above, the Global Power Group has granted licences to a limited number of companies in select countries to manufacture steam generators and related equipment and certain of Foster Wheeler's other products. Foster Wheeler's principal licensees in 2013 were located in India, Japan and South Korea. For the years ended 31 December 2013, 2012 and 2011, recurring royalty revenues ranged from approximately $7,000 to $15,000 per year. Research and development activities are primarily performed by the Global Power Group and the associated expenses are not material to Foster Wheeler's results and/or to the results of the Global Power Group.

Unfilled Orders

Foster Wheeler executes its contracts on lump sum turnkey, fixed-price, target-price with incentives and cost-reimbursable bases. Generally, Foster Wheeler believes contracts are awarded on the basis of price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner, ability to execute projects in line with client expectations, including the location of engineering activities and the ability to meet local content requirements, and safety record. On certain contracts, Foster Wheeler's clients may make a down payment at the time a contract is executed and continue to make progress payments until the contract is completed and the work has been accepted as satisfying contract requirements. Foster Wheeler's products are custom designed and manufactured, and are not produced for inventory. Foster Wheeler's Global E&C Group frequently purchases materials, equipment and third-party services at cost for clients on a cash-neutral or reimbursable basis when providing engineering specification or procurement services, referred to as "flow-through" amounts. "Flow-through" amounts are recorded both as revenues, which is referred to as flow-through revenues, and cost of operating revenues with no profit recognised.

Foster Wheeler measures its unfilled orders in terms of expected future revenues, which includes flow-through revenues. Foster Wheeler also measures unfilled orders in terms of Foster Wheeler scope, which excludes flow-through revenues. As such, Foster Wheeler scope measures the component of backlog of unfilled orders with profit potential and represents its services plus fees for reimbursable contracts and total selling price for lump sum or fixed-price contracts.

Use of Raw Materials

Foster Wheeler sources the materials used in its manufacturing and construction operations from several countries. Its procurement of materials, consisting mainly of steel products and manufactured items, is heavily dependent on unrelated third-party sources. These materials are subject to timing of availability and price fluctuations, which Foster Wheeler monitors on a regular basis. Foster Wheeler has access to numerous global sources and is not dependent on any single source of supply.

Compliance with Government Regulations

Foster Wheeler is subject to certain federal, state and local environmental, occupational health and product safety laws arising from the countries where it operates. In addition, Foster Wheeler purchases materials and equipment from third-parties, and engages subcontractors, who are also subject to these laws and regulations. Foster Wheeler does not anticipate any material capital expenditures or material adverse effects on earnings or cash flows as a result of complying with these laws.

Employees

The following table indicates the number of full-time, temporary and agency personnel in each of Foster Wheeler's business groups. Foster Wheeler believes that its relationship with its employees is satisfactory.

	As at 31 December
Number of employees	2011	2012	2013
Global E&C Group	8,602	9,876	10,409
Global Power Group	3,119	2,939	2,843
C&F Group	77	78	59

Total	11,798	12,893	13,311

Competition

Many companies compete with Foster Wheeler in the engineering and construction business. Neither Foster Wheeler nor any other single company has a dominant market share of the total design, engineering and construction business servicing the global businesses previously described. Many companies also compete in the global power generating equipment business and neither Foster Wheeler nor any other single competitor has an overall dominant market share over the entire steam generator product portfolio.

The vast majority of the market opportunities that Foster Wheeler pursues are subject to a competitive tendering process, and Foster Wheeler believes that its target customers consider the price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner, ability to execute projects in line with client expectations, including the location of engineering activities and the ability to meet local content requirements, and safety record as the primary factors in determining which qualified contractor is awarded a contract. Foster Wheeler believes that it derives competitive strength from the quality of services and products, technology, worldwide procurement capability, project management expertise, ability to execute complex projects, professionalism, strong safety record and lengthy experience with a wide range of services and technologies.

Companies that compete with the Global E&C Group include but are not limited to the following: Bechtel Corporation; Chicago Bridge & Iron Company N.V.; Chiyoda Corporation; Fluor Corporation; Jacobs Engineering Group Inc.; JGC Corporation; KBR; Saipem S.p.A.; Technip; Técnicas Reunidas, SA; and WorleyParsons Ltd.

Companies that compete with the Global Power Group include but are not limited to the following: Alstom Power S.A.; Andritz Group AG; The Babcock & Wilcox Company; Babcock Power Inc.; Dongfang Boiler Works (a subsidiary of Dong Fang Electric Corporation); Doosan-Babcock; Harbin Boiler Co., Ltd.; Hitachi, Ltd.; Metso Corporation; Mitsubishi Heavy Industries Ltd.; and Shanghai Boiler Works Ltd.

Properties

Globally, Foster Wheeler's facilities provide approximately 4.5 million square feet of space for its operations. The following table provides the location and general use of Foster Wheeler's materially important owned or leased physical properties by business segment as at 31 December 2013. All or part of the listed properties may be leased or subleased to other affiliates. All properties are in good condition and adequate for their intended use.

Business Segment and Location	Principal Use	Owned/Leased
C&F Group
Zug, Switzerland	Registered office	Leased
Hampton, New Jersey	Office	Leased
Reading, United Kingdom	Principal executive offices	Leased
Global Engineering & Construction Group
Alberta, Canada	Office & engineering	Leased
Avellino, Italy(1)	Wind farm towers	Owned & leased
Cary, North Carolina	Office & engineering	Leased
Chennai, India	Office & engineering	Leased
Glasgow, Scotland(2)	Office & engineering	Owned
Gurgaon, India	Office & engineering	Leased
Hampton, New Jersey	Office & engineering	Leased
Houston, Texas	Office & engineering	Leased
Hull, England	Office & engineering	Leased
Istanbul, Turkey	Office & engineering	Leased
Kolkata, India	Office & engineering	Leased
Kuala Lumpur, Malaysia	Office & engineering	Leased
LaPorte, Texas	Office	Leased
Madrid, Spain	Office & engineering	Leased
Mexico City, Mexico	Office & engineering	Leased
Middlesbrough, United Kingdom	Office & engineering	Leased
Midrand, South Africa	Office & engineering	Leased
Milan, Italy	Office & engineering	Leased
Monterrey, Mexico	Office & engineering	Leased

Business Segment and Location	Principal Use	Owned/Leased
Paris, France	Office, engineering & warehouse	Leased
Philadelphia, Pennsylvania	Office & engineering	Leased
Provence, France	Office & engineering	Leased
Reading, United Kingdom	Office, engineering & warehouse	Leased
Santiago, Chile	Office & engineering	Leased
Shanghai, China	Office & engineering	Leased
Singapore	Office & engineering	Leased
South Jordan, Utah	Office & engineering	Leased
Sriracha, Thailand	Office & engineering	Leased
Global Power Group
Espoo, Finland	Office	Leased
Hampton, New Jersey	Office & engineering	Leased
Krefeld, Germany	Manufacturing & office	Leased
Kurikka, Finland	Manufacturing, office & warehouse	Leased
Martinez, California	Cogeneration plant	Owned
McGregor, Texas	Manufacturing & office	Owned
Melbourne, Florida	Office & warehouse	Leased
Norrkoping, Sweden	Manufacturing & office	Leased
Rayong, Thailand	Manufacturing & office	Leased
Shanghai, China	Office & engineering	Leased
Sosnowiec, Poland	Manufacturing, office & engineering	Leased
Talcahuano, Chile	Cogeneration plant-facility site	Leased
Tarragona, Spain	Manufacturing & office	Owned
Varkaus, Finland(3)	Manufacturing & office	Owned & leased
Xinhui, Guangdong, China(4)	Manufacturing, office & warehouse	Owned & leased

Notes:

(1)
The two towers are owned and the land for the two towers is leased.

(2)
A portion of the facility is leased to third parties.

(3)
The manufacturing facility is owned and the office facility is leased.

(4)
The manufacturing and office facilities are owned with additional leased warehouse facilities.

Legal Proceedings

Asbestos

Disclosures of US dollar amounts in this section on asbestos are not presented in thousands of US dollars.

Some of Foster Wheeler's US and UK subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the United States and United Kingdom. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by Foster Wheeler's subsidiaries during the 1970s and earlier.

United States

The table below presents a summary of Foster Wheeler's US claim activity:

	Year ended 31 December
Number of claims	2011	2012	2013
Open claims at beginning of year	124,420	124,540	125,310
New claims	4,670	4,800	4,390
Claims resolved	(4,550)	(4,030)	(4,460)

Open claims at end of year	124,540	125,310	125,240
Claims not valued in the liability(1)	(103,170)	(105,130)	(106,820)

Open claims valued in the liability at end of year	21,370	20,180	18,420

Note:

(1)
Claims not valued in the liability include claims on certain inactive court dockets, claims over six years old that are considered abandoned and certain other items.

Of the approximately 125,200 open claims, Foster Wheeler's subsidiaries are respondents in approximately 32,800 open claims where they have administrative agreements and are named defendants in lawsuits involving approximately 92,400 plaintiffs.

All of the open administrative claims have been filed under blanket administrative agreements that Foster Wheeler has with various law firms representing claimants and do not specify monetary damages sought. Based on its analysis of lawsuits, approximately 54 per cent. do not specify the monetary damages sought or merely recite that the amount of monetary damages sought meets or exceeds the required minimum in the jurisdiction in which suit is filed. Requested monetary damages range from $1,000 to over $10 million. The majority of requests for monetary damages are asserted against multiple named defendants in a single complaint.

Foster Wheeler has worked with ARPC, nationally recognised consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defence costs at each year-end based on a forecast for the next 15 years. Each year Foster Wheeler has recorded its estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the activity in 2013, ARPC recommended that certain assumptions used to estimate Foster Wheeler's future asbestos liability be updated as at 31 December 2013. Accordingly, Foster Wheeler developed a revised estimate of its aggregate indemnity and defence costs through 31 December 2028 considering the advice of ARPC. For the year ended 31 December 2013, Foster Wheeler revalued its liability for asbestos indemnity and defence costs through 31 December 2028 to $278 million, which brought its liability to a level consistent with ARPC's reasonable best estimate. In connection with updating its estimated asbestos liability and related asset, Foster Wheeler recorded a net charge of $46 million in 2013. Foster Wheeler's total asbestos-related liabilities are comprised of its estimates for its liability relating to open (outstanding) claims being valued and its liability for future unasserted claims through 31 December 2028.

Through the year ended 31 December 2013, Foster Wheeler's total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $826 million and total cumulative defence costs paid were approximately $410 million, or approximately 33 per cent. of total defence and indemnity costs. The overall historic average combined indemnity and defence cost per resolved claim through 31 December 2013 was approximately $3,300. The average cost per resolved claim is increasing and Foster Wheeler believes it will continue to increase in the future.

Over the last several years, certain of Foster Wheeler's subsidiaries have entered into settlement agreements calling for insurers to make lump sum payments, as well as payments over time, for use by its subsidiaries to fund asbestos-related indemnity and defence costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred.

For the years ended 31 December 2013, 2012 and 2011, Foster Wheeler recorded a net asbestos-related provision of $30 million, $28 million and $10 million, respectively. Foster Wheeler's net asbestos-related provision for the year ended 31 December 2013 was the result of Foster Wheeler's revaluation of its asbestos liability and related assets resulting from:

•
a charge related to the impact of an increase in Foster Wheeler's estimate of new claim filings; and

•
a decrease in Foster Wheeler's estimate of claim filings which result in a zero-pay rate, over its 15-year estimate; and was partially offset by the favourable impact of the inclusion of a gain recognised in 2013 upon collection of an insurance receivable of $16 million related to an insolvent insurance carrier, which had been previously written-off.

Foster Wheeler's net asbestos-related provision was also impacted, to a lesser extent, by:

•
an adjustment for actual claim settlement experience during the year; and

•
an accrual of another year of estimated claims under its rolling 15-year asbestos-related liability estimate.

Foster Wheeler believes the increase in its estimate of new claim filings and decrease in the zero-pay rate are short-term in nature and that the longer-term trend will revert to its previous forecast. Foster Wheeler will continue to monitor these parameters and adjust its forecasts if actual results differ from its assumptions.

United Kingdom

Some of Foster Wheeler's subsidiaries in the United Kingdom have also received claims alleging personal injury arising from exposure to asbestos. As at 31 December 2013, 1,052 claims have been brought against Foster Wheeler's UK subsidiaries, of which 290 remained open. None of the settled claims has resulted in material costs to Foster Wheeler.

Foster Wheeler's total asbestos liability recorded in the United Kingdom was $33 million as at 31 December 2013. This liability estimate is based on a UK House of Lords judgment that pleural plaque claims do not amount to a compensable injury. If this ruling were to be reversed by legislation, Foster Wheeler's total asbestos liability recorded in the United Kingdom would increase to approximately $52 million, with a corresponding increase in the asbestos-related asset.

For additional information regarding Foster Wheeler's US and UK asbestos-related assets and liabilities, as well as its asbestos-related provisions, see "Operating and Financial Review of Foster Wheeler" and Note 16 to Foster Wheeler's consolidated financial statements included elsewhere in this prospectus.

Project Claims

In addition to the specific matters described below, in the ordinary course of business, Foster Wheeler is a party to litigation involving clients and subcontractors arising out of project contracts. Such litigation includes claims and counterclaims by and against Foster Wheeler for cancelled contracts, for additional costs incurred in excess of current contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. If Foster Wheeler was found to be liable for any of the claims or counterclaims against it, Foster Wheeler would incur a charge against earnings to the extent a reserve had not been established for the matter in its accounts or if the liability exceeds established reserves.

Due to the inherent commercial, legal and technical uncertainties underlying the estimation of Foster Wheeler's project claims, the amounts ultimately realised or paid by it could differ materially from the balances, if any, included in its financial statements, which could result in additional material charges against earnings, and which could also materially adversely impact Foster Wheeler's financial condition and cash flows.

Power Plant Arbitration—United States

In June 2011, a demand for arbitration was filed with the American Arbitration Association by Foster Wheeler's client's erection contractor against Foster Wheeler's client and Foster Wheeler in connection with a power plant project in the United States. At that time, no details of the erection contractor's claims were included with the demand. The arbitration panel was formed on 26 September 2012 and a detailed statement of claim from the erection contractor was delivered to the panel on 24 October 2012. According to the claim, the erection contractor is seeking unpaid contract amounts from Foster Wheeler's client and additional compensation from Foster Wheeler's client and Foster Wheeler for alleged delays, disruptions, inefficiencies, and extra work in connection with the erection of the plant. Foster Wheeler supplied the steam generation equipment for the project under contract with its client, the power plant owner. The turbine contractor, who supplied the turbine, electricity generator and other plant equipment under a separate contract with the power plant owner, has also been included as a party in the arbitration. The erection contractor is seeking approximately $240,000 in damages, exclusive of interest, from Foster Wheeler's client. Of this amount, the statement of claim asserts that approximately $150,000 is related to the steam generation equipment, and alleges failure on Foster Wheeler's part in connection with Foster Wheeler's performance under its steam generation equipment supply contract; those damages are claimed jointly against Foster Wheeler and Foster Wheeler's client. The claims against Foster Wheeler by the erection contractor allege negligence and, in its purported capacity as a third-party beneficiary and assignee of its steam generation equipment supply contract, breach of contract.

Responsive pleadings to the erection contractor's pleading were filed by the other parties, including Foster Wheeler, on 28 November 2012. Foster Wheeler's pleading denied the erection contractor's claims against it and asserted cross claims against Foster Wheeler's client seeking over $14,800 in damages related to delays, out of scope work, and improperly assessed delay liquidated damages. In its pleading, the turbine contractor asserted claims against Foster Wheeler's client for unpaid contract amounts and additional compensation for extra work and delays. In its capacity as a purported co-assignee of the steam generation equipment supply contract, the turbine contractor joined in the erection contractor's claims against Foster Wheeler for delay-related damages and asserted cross claims against Foster Wheeler seeking over $5,000 in non-delay related damages.

In its pleading, Foster Wheeler's client asserted counter claims and cross claims for breach of contract and gross negligence against the erection contractor and the turbine contractor. Foster Wheeler's client also asserted cross claims against Foster Wheeler for any damages Foster Wheeler's client incurred, and for indemnification of any damages Foster Wheeler's client may be required to pay to the erection and turbine contractors, arising out of alleged failures of performance on Foster Wheeler's part under Foster Wheeler's steam generation supply contract. Foster Wheeler has denied its client's and the turbine contractor's cross claims against it.

On 30 August 2013, Foster Wheeler's client filed a petition with the US Bankruptcy Court, for the District of Delaware, seeking to reorganise under Chapter 11 of the US Bankruptcy Code. The filing automatically stayed all proceedings against Foster Wheeler's client, including the four-party arbitration discussed above. Foster Wheeler's client's filing included a motion seeking authorisation for the use of cash collateral to fund its activities during the bankruptcy proceedings. In its motion, Foster Wheeler's client indicated its intent to draw on performance and retention letters of credit Foster Wheeler previously issued in connection with the contract totalling approximately $59,000, contending that the funds were needed to fund operations during the bankruptcy and make repairs to the power plant. Foster Wheeler opposed the motion on various grounds, including that any such draw would be unsupported and wrongful, and applied for an order temporarily restraining its client from drawing on the letters of credit, lifting the automatic stay of the arbitration proceeding and transferring the question of its client's right to draw on Foster Wheeler's letters of credit back to the arbitration for resolution in the context of the overall dispute. The bankruptcy court granted Foster Wheeler's application for temporary restraint and scheduled a further hearing on the issue, which on successive applications by Foster Wheeler's client was adjourned to 21 November 2013.

On 1 November 2013, Foster Wheeler's client filed a motion seeking the bankruptcy court's approval of proposed debtor-in-possession financing. On 13 November 2013, Foster Wheeler's client filed its plan of reorganisation. The confirmation hearing for the plan of reorganisation, originally scheduled for 10 March 2014, has been adjourned. A new date for the hearing has not yet been assigned. On 15 November 2013, Foster Wheeler's client signed a stipulation to modify and lift the automatic stay of the arbitration proceedings by the bankruptcy filing to permit the arbitration to proceed as to all issues other than issues related to Foster Wheeler's letters of credit, which stipulation was approved by the bankruptcy court. The court-approved stipulation also provided for the withdrawal of Foster Wheeler's client's motion to draw on Foster Wheeler's letters of credit and a bar to re-filing such motion prior to 1 March 2014, absent exigent circumstances. Following the lifting of the bankruptcy stay, a scheduling conference was held by the arbitration panel in December 2013 and the panel extended the various procedural deadlines in the case. The final hearing is now set for the first and second quarters of 2015.

The debtor-in-possession financing facility was approved by the court on 21 November 2013. The plan of reorganisation contemplates, and any funding from the debtor-in-possession financing is conditioned upon, the achievement of various milestones by specified dates. One of the milestones is the reduction to zero by the bankruptcy court of the value of Foster Wheeler's mechanics lien and the mechanics liens of the turbine and erection contractors through a "claims estimation" proceeding. Foster Wheeler's client moved to compel claims estimation on 11 December 2013. Foster Wheeler and the turbine and erection contractors opposed the motion on various grounds. The motion was set to be heard on 7 February 2014, but adjourned at the request of Foster Wheeler's client to 12 February 2014. On 10 February 2014, Foster Wheeler agreed to a partial settlement of the outstanding claims under its supply contract with its client. The settlement agreement was subject to bankruptcy court approval, which was granted on 7 March 2014. Accordingly, Foster Wheeler's client's claims estimation motion has been withdrawn against Foster Wheeler upon approval of the agreement of the bankruptcy court. Under the agreement, Foster Wheeler is performing certain new work on the steam generation equipment in exchange for (i) a release from Foster Wheeler's client of liability for alleged defects in the steam generation equipment; (ii) restriction of Foster Wheeler's right to draw on Foster Wheeler's letters of credit to disputes involving the new work; and (iii) a court-approved assignment of Foster Wheeler's client's right to seek indemnification for the cost of the new work from the erection and turbine contractors. Also, under the agreement Foster Wheeler will release Foster Wheeler's client from liability for $14,800 in project claims related to delays, out of scope work, and improperly assessed delay liquidated damages in exchange for the court-approved assignment of Foster Wheeler's client's right to seek indemnification for these claims from the turbine and erection contractors. Foster Wheeler intends to vigorously pursue its claims for the $14,800 in project claims and for the cost of the new work against the turbine and erection contractors.

Foster Wheeler's letters of credit remain in place and Foster Wheeler will vigorously oppose any attempt to draw down on them.

Foster Wheeler cannot predict the ultimate outcome of this matter at this time.

Refinery and Petrochemicals Project Arbitration—India

In November 2012, Foster Wheeler commenced arbitration in India against its client seeking collection of unpaid receivables in excess of £52,000 (approximately $86,000 based on the exchange rate in effect as at 31 December 2013), arising from services performed on a reimbursable basis for Foster Wheeler's client in connection with its client's grass roots refinery and petrochemicals project in northeastern India. Foster Wheeler's client rejected the claims and notified Foster Wheeler of various potential counterclaims that it may be asserting in the arbitration, purportedly totalling in excess of £55,000 (approximately $90,900 based on the exchange rate in effect as at 31 December 2013). In June 2013, Foster Wheeler submitted its detailed statement of claim, and in July 2013 Foster Wheeler's client submitted its detailed statement of defence and counterclaim. The amount of the counterclaim was increased to approximately £620,000 (approximately $1,024,900 based on the exchange rate in effect as at 31 December 2013) in damages, including among other claims a claim for lost profits due to delay in the execution of the project. The counterclaim concerns a number of alleged issues arising in connection with Foster Wheeler's execution of the EPCM scope of Foster Wheeler's contract, from the period from contract award until the subsequent transfer by Foster Wheeler's client of Foster Wheeler's remaining EPCM scope to certain lump sum turnkey contractors hired directly by Foster Wheeler's client. Foster Wheeler's client further contends that it is liable for delays to the project and has withheld payment on account of delayed liquidated damages and, out of the total claim of £620,000 (approximately $1,024,900 based on the exchange rate in effect as at 31 December 2013) cited above, is seeking damages for lost profits in the amount of £555,000 (approximately $917,500 based on the exchange rate in effect as at 31 December 2013). Foster Wheeler strongly disputes these contentions. Any liability for delay damages is capped under the contract at a specified percentage of Foster Wheeler's contract value, currently equivalent to approximately £11,500 (approximately $19,000 based on the exchange rate in effect as at 31 December 2013), an amount already retained by Foster Wheeler's client. The contract also excludes liability for consequential damages, including lost profits, and contains an overall cap on liability for claims in the aggregate of up to a specified percentage of Foster Wheeler's contract value, currently equivalent to approximately £28,800 (approximately $47,600 based on the exchange rate in effect as at 31 December 2013). The unpaid amount for which Foster Wheeler is seeking reimbursement in the arbitration may increase should its client continue to withhold amounts from Foster Wheeler's invoices, as the project is still in execution. The arbitration panel has been formed. Foster Wheeler's client moved to dismiss the arbitration as premature under the terms of the contract, and Foster Wheeler opposed that motion. The motion has been denied by the panel. Also, pursuant to Foster Wheeler's request, the panel scheduled a hearing early in the first quarter of 2014 for Foster Wheeler's claims for unpaid receivables, along with Foster Wheeler's client's counterclaim for a deductive change order in the amount of approximately £21,600 (approximately $35,700 based on the exchange rate in effect as at 31 December 2013). An initial session of that hearing took place in January 2014 and a further session was scheduled for May 2014. The remaining claims and counterclaims, including Foster Wheeler's client's counterclaim for lost profits, are scheduled to be heard late in the fourth quarter of 2014. Foster Wheeler cannot predict the ultimate outcome of this matter at this time.

Environmental Matters

CERCLA and Other Remedial Matters

Under US federal statutes, such as the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, the Clean Water Act and the Clean Air Act, and similar state laws, the current owner or operator of real property and the past owners or operators of real property (if disposal of toxic or hazardous substances took place during such past ownership or operation) may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law or whether the owner or operator knew of, or was responsible for, the presence of such substances. Moreover, under CERCLA and similar state laws, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be jointly and severally liable for the costs of the removal or remediation of such substances at a disposal or treatment site, whether or not such site was owned or operated by such person, which Foster Wheeler refers to as an off-site facility. Liability at such off-site facilities is typically allocated among all of the financially viable responsible parties based on such factors as the relative amount of waste contributed to a site, toxicity of such waste, relationship of the waste contributed by a party to the remedy chosen for the site and other factors.

Foster Wheeler currently owns and operates industrial facilities and it has also transferred its interests in industrial facilities that it formerly owned or operated. It is likely that, as a result of Foster Wheeler's current or former operations, hazardous substances have affected the facilities or the real property on which they are or were situated. Foster Wheeler also has received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities it has transferred, which claims may require Foster Wheeler to incur costs for investigation and/or remediation.

Foster Wheeler is currently engaged in the investigation and/or remediation under the supervision of the applicable regulatory authorities at four of Foster Wheeler's or Foster Wheeler's subsidiaries' former facilities (including Mountain Top, which is described below). In addition, Foster Wheeler sometimes engages in investigation and/or remediation without the supervision of a regulatory authority. Although Foster Wheeler does not expect the environmental conditions at Foster Wheeler's present or former facilities to cause Foster Wheeler to incur material costs in excess of those for which reserves have been established, it is possible that various events could cause Foster Wheeler to incur costs materially in excess of Foster Wheeler's present reserves in order to fully resolve any issues surrounding those conditions. Further, no assurance can be provided that Foster Wheeler will not discover additional environmental conditions at its currently or formerly owned or operated properties, or that additional claims will not be made with respect to formerly owned properties, requiring Foster Wheeler to incur material expenditures to investigate and/or remediate such conditions.

Foster Wheeler has been notified that it is a potentially responsible party, or PRP, under CERCLA or similar state laws at three off-site facilities. At each of these sites, Foster Wheeler's liability should be substantially less than the total site remediation costs because the percentage of waste attributable to Foster Wheeler compared to that attributable to all other PRPs is low. Foster Wheeler does not believe that its share of cleanup obligations at any of the off-site facilities as to which it has received a notice of potential liability will exceed $500 in the aggregate. Foster Wheeler has also received and responded to a request for information from the United States Environmental Protection Agency, or USEPA, regarding a fourth off-site facility. It does not know what, if any, further actions USEPA may take regarding this fourth off-site facility.

Mountain Top

In February 1988, one of Foster Wheeler's subsidiaries, Foster Wheeler Energy Corporation, or FWEC, entered into a Consent Agreement and Order with the USEPA and the Pennsylvania Department of Environmental Protection, or PADEP, regarding its former manufacturing facility in Mountain Top, Pennsylvania. The order essentially required FWEC to investigate and remediate, as necessary, contaminants, including TCE, in the soil and groundwater at the facility. Pursuant to the order, in 1993 FWEC installed a "pump and treat" system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain this system.

In the fall of 2004, FWEC sampled the private domestic water supply wells of certain residences in Mountain Top and identified approximately 30 residences whose wells contained TCE at levels in excess of Safe Drinking Water Act standards. The subject residences are located approximately one mile to the southwest of where the TCE previously was discovered in the soils at the former FWEC facility. Since that time, FWEC, USEPA and PADEP have cooperated in responding to the foregoing. Although FWEC believed the evidence available was not sufficient to support a determination that FWEC was responsible for the TCE in the residential wells, FWEC immediately provided the affected residences with bottled water, followed by water filters, and, pursuant to a settlement agreement with USEPA, it hooked them up to the public water system. Pursuant to an amendment of the settlement agreement, FWEC subsequently agreed with USEPA to arrange and pay for the hookup of several additional residences, even though TCE has not been detected in the wells at those residences. The hookups to the agreed upon residences have been completed, and USEPA has provided FWEC with a certificate that FWEC has completed its obligations related to the settlement agreement (as amended). FWEC may be required to pay the agencies' costs in overseeing and responding to the situation.

FWEC is also incurring further costs in connection with a Remedial Investigation/Feasibility Study, or RI/FS, that in March 2009 it agreed to conduct. During the three months ended 31 December 2012, FWEC received a USEPA demand under the foregoing agreement for payment of $1,040 of response costs USEPA claims it incurred from the commencement of the RI/FS in April 2009 through February 2012. FWEC questioned the amount of the invoice and, based upon discussions with the USEPA, a revised invoice was received on 17 June 2013 for the reduced amount of $1,004. During the three months ended 30 September 2013, FWEC received a USEPA invoice under the foregoing agreement for payment of $258 of response costs USEPA claims it incurred from March 2012 to February 2013. In April 2009, USEPA proposed for listing on the National Priorities List an area consisting of FWEC's former manufacturing facility and the affected residences, but it also stated that the proposed listing may not be finalised if FWEC complies with its agreement to conduct the RI/FS. FWEC submitted comments opposing the proposed listing.

FWEC has accrued its best estimate of the cost of all of the foregoing, and it reviews this estimate on a quarterly basis.

Other costs to which FWEC could be exposed could include, among other things, FWEC's counsel and consulting fees, further agency oversight and/or response costs, costs and/or exposure related to potential litigation, and other costs related to possible further investigation and/or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some or all of the items described in this paragraph or to reliably estimate the potential liability associated with the items. If one or more third parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the potential recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be a source.

Other Environmental Matters

Foster Wheeler's operations, especially Foster Wheeler's manufacturing and power plants, are subject to comprehensive laws adopted for the protection of the environment and to regulate land use. The laws of primary relevance to Foster Wheeler's operations regulate the discharge of emissions into the water and air, but can also include hazardous materials handling and disposal, waste disposal and other types of environmental regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licences, permits and approvals from the applicable regulatory agencies. Non-compliance with these laws can result in the imposition of material civil or criminal fines or penalties. Foster Wheeler believes that it is in substantial compliance with existing environmental laws. However, no assurance can be provided that it will not become the subject of enforcement proceedings that could cause Foster Wheeler to incur material expenditures. Further, no assurance can be provided that Foster Wheeler will not need to incur material expenditures beyond its existing reserves to make capital improvements or operational changes necessary to allow it to comply with future environmental laws.

OPERATING AND FINANCIAL REVIEW OF FOSTER WHEELER

You are encouraged to read the following discussion and analysis of Foster Wheeler's financial condition and results of operations, together with Foster Wheeler's consolidated financial statements and accompanying notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in the following discussion and analysis. See "Cautionary Statement Regarding Forward-Looking Statements" included elsewhere in this prospectus.

All disclosures of US dollar amounts, except share data and per share amounts, are presented in thousands of dollars except as otherwise stated. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

Overview

Foster Wheeler operates through two business groups: the Global E&C Group and the Global Power Group. In addition to these two business groups, Foster Wheeler also reports corporate centre expenses, its captive insurance operation and expenses related to certain legacy liabilities, such as asbestos and other expenses, in the C&F Group.

Foster Wheeler has been exploring, and intends to continue to explore, acquisitions within the engineering and construction industry to strategically complement or expand on its Global E&C Group's technical capabilities or access to new market segments. During the second quarter of 2013, Foster Wheeler acquired an upstream consultancy business located in the United Kingdom that specialises in field development and project decision support, focused on the evaluation and implementation of oil and gas field developments covering greenfield and brownfield assets. Also during the second quarter of 2013, Foster Wheeler acquired an engineering and project management business located in Mexico with experience in both offshore and onshore upstream oil and gas, downstream oil and gas and power projects. During the first quarter of 2013, Foster Wheeler acquired a US-based business that specialises in the management of construction and commissioning of pharmaceutical and biotech facilities and which also has the capabilities to manage the EPC of such facilities. In addition, during the fourth quarter of 2012, Foster Wheeler acquired all of the outstanding shares of a privately held multi-discipline full service EPCM business located in North America. The results of operations of these acquired businesses have been included in Foster Wheeler's Global E&C Group.

The above acquisitions have been included in Foster Wheeler's consolidated financial results as at their respective acquisition dates. Where period-to-period financial results have been impacted by these acquisitions, particularly acquisitions in the fourth quarter of 2012 and the first quarter of 2013, Foster Wheeler has referred to these acquisitions as "businesses acquired subsequent to the beginning of 2012".

On 17 April 2013, Foster Wheeler's Board approved a plan to sell its waste-to-energy facility in Camden, New Jersey, and Foster Wheeler completed the sale of the facility in August 2013. The presentation of the financial results and cash flows for all periods presented, and the asset and liability balances of this business for the periods prior to the completion of the sale, have been reclassified on its consolidated statement of operations, consolidated balance sheet and consolidated statement of cash flows under the respective captions related to discontinued operations. These reclassifications have also been made in the notes to its consolidated financial statements and in this section. Foster Wheeler's Camden facility was formerly included in its Global Power Group business segment.

Foster Wheeler completed the sale of its Camden facility in August 2013. During the first quarter of 2013, Foster Wheeler recorded an impairment charge of $3,919, in addition to an impairment charge of $11,455 recorded during the fourth quarter of 2012. The impairment charges in both periods included estimates related to the continued operation of the facility and the potential sale of the facility. Upon completion of the sale in the third quarter of 2013, based on the proceeds received and costs of disposal, Foster Wheeler recognised a gain of $300 within income/(loss) from discontinued operations before income taxes on the consolidated statement of operations for the year ended 31 December 2013.

On 13 February 2014, Foster Wheeler entered into the Implementation Agreement with AMEC relating to the acquisition of all of the issued and to be issued registered shares, par value CHF3.00 per share, of Foster Wheeler by AMEC. On the terms and subject to the conditions of the Implementation Agreement, AMEC will commence an exchange offer to acquire all of the Foster Wheeler shares.

On 26 February 2014, Foster Wheeler's Board approved a proposal to Foster Wheeler's shareholders for a one-time dividend of $0.40 per share. At the 7 May 2014 AGM, Foster Wheeler's shareholders approved the dividend and the dividend payment was made on 21 May 2014.

In March 2014, Foster Wheeler entered into a merger implementation agreement with MDM Engineering, which is based in South Africa and is a minerals process engineering and project management company focused on the mining industry. MDM Engineering provides a wide range of services from preliminary and final feasibility studies, through to plant design, construction and commissioning. The transaction is expected to close in the second half of 2014 and upon closing, the results of operations of this business will be included within Foster Wheeler's Global E&C Group business segment.

Foster Wheeler is also exploring acquisitions within the power generation industry to complement the products which its Global Power Group offers. During April 2014, Foster Wheeler acquired certain assets of the Siemens Environmental Systems and Services business from Siemens Energy, Inc. in a cash transaction for a nominal amount. This business supplies and services clean air technologies for use in power plants and industrial facilities. The results of operations of this business will be included within Foster Wheeler's Global Power Group business segment.

There is no assurance that Foster Wheeler will consummate any acquisitions in the future.

Summary Financial Results

Continuing Operations

The table below presents Foster Wheeler's summary financial results from continuing operations for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
	2013	2014
	($ thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating revenues(1)	790,144	733,699
Contract profit(1)	119,446	115,535
Selling, general and administrative expenses(1)	90,332	82,047
Income attributable to Foster Wheeler AG	16,904	17,067
Earnings per share:
Basic	0.16	0.17
Diluted	0.16	0.17
Net cash used in operating activities(2)	(36,114)	(43,675)

Notes:

(1)
Please refer to the section entitled "—Results of Operations—Continuing Operations" for further discussion.

(2)
Please refer to the section entitled "—Liquidity and Capital Resources" for further discussion.

Three months ended 31 March 2014 vs. Three months ended 31 March 2013

Cash and cash equivalents totalled $527,867 and $556,190 as of 31 March 2014 and 31 December 2013, respectively.

Income from continuing operations attributable to Foster Wheeler AG was relatively unchanged during the first three months of 2014, compared to the same period of 2013. Income from continuing operations attributable to Foster Wheeler AG included the favourable pre-tax impact of the increase in EBITDA of $8,900 from Foster Wheeler's operating groups. Foster Wheeler's Global E&C Group and its Global Power Group experienced increases in EBITDA of $4,900 and $4,000, respectively, during the first three months of 2014, compared to the same period of 2013. These increases in EBITDA from Foster Wheeler's operating groups were partially offset by an unfavourable change in EBITDA from Foster Wheeler's C&F Group of $4,200. The favourable pre-tax impact from increased EBITDA was offset by the unfavourable impact on Foster Wheeler's results of a higher effective tax rate during the first three months of 2014 of 39.4 per cent., compared to an effective tax rate of 20.4 per cent. during the same period in 2013.

Please refer to the section entitled "—Results of Operations—Continuing Operations—Business Segments", for further discussion related to EBITDA results of Foster Wheeler's operating groups.

The table below presents Foster Wheeler's summary financial results from continuing operations for the years ended 2013, 2012 and 2011:

	Year ended 31 December
Results of operations from continuing operations	2011	2012	2013
	($ thousands, except per share amounts)
Operating revenues	4,458,108	3,391,394	3,306,450
Contract profit	539,668	590,043	559,049
Selling, general and administrative, or SG&A, expenses	309,380	334,075	357,682
Income attributable to Foster Wheeler	161,054	149,215	96,902
Earnings per share:
Basic	1.34	1.39	0.97
Diluted	1.34	1.39	0.96
Cash and cash equivalents (at period end)	718,049	582,322	556,190
Net cash provided by operating activities	183,946	92,369	192,405

EBITDA is used to measure the operating performance of Foster Wheeler's operating groups and is referred to below in Foster Wheeler's discussion of income from continuing operations attributable to Foster Wheeler. See "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

Year ended 31 December 2013 vs. Year ended 31 December 2012

Income from continuing operations attributable to Foster Wheeler decreased for the year ended 31 December 2013, compared to the year ended 31 December 2012. This decrease was primarily the result of the unfavourable pre-tax impact of decreased EBITDA. Foster Wheeler's Global Power Group experienced a decrease in EBITDA of $57,500 and Foster Wheeler's Global E&C Group experienced a decrease in EBITDA of $8,300 for the year ended 31 December 2013, compared to the year ended 31 December 2012. The decrease in EBITDA was net of a favourable change in EBITDA from Foster Wheeler's C&F Group of $10,200, which was mainly driven by decreased SG&A expenses.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Income from continuing operations attributable to Foster Wheeler decreased for the year ended 31 December 2012, compared to the year ended 31 December 2011. Foster Wheeler's Global Power Group experienced an increase in EBITDA of $26,500 for the year ended 31 December 2012, compared to the year ended 31 December 2011, whereas Foster Wheeler's Global E&C Group experienced a decrease in EBITDA of $18,300 when comparing the same two years. The net increase in EBITDA from Foster Wheeler's two business groups was offset by a decrease in EBITDA in Foster Wheeler's C&F Group of $9,700, which included the unfavourable impact of an increased asbestos-related provision of $20,600 for the year ended 31 December 2012, compared to the year ended 31 December 2011. Additionally, Foster Wheeler's results for the year ended 31 December 2012 were unfavourably impacted by a higher effective tax rate of 29.3 per cent., compared to an effective tax rate of 24.9 per cent. for the year ended 31 December 2011.

Discontinued Operations

Loss from discontinued operations attributable to Foster Wheeler during the first three months of 2013 included the impact of an impairment charge of $3,900. This business was sold in the third quarter of 2013.

Income from discontinued operations attributable to Foster Wheeler was $300 for the year ended 31 December 2013, an increase of $13,500 compared to the year ended 31 December 2012. The increase was primarily the net result of the favourable impact resulting from an impairment charge of $11,500 recognised for the year ended 31 December 2012 and decreased depreciation of $4,800 for the year ended 31 December 2013, partially offset by an additional impairment charge of $3,900 recognised in the year ended 31 December 2013. The decrease in depreciation expense was the result of not recognising depreciation expense on Foster Wheeler's Camden facility once the business met the accounting criteria as a business held for sale for the period prior to its sale in the year ended 31 December 2013.

Challenges and Drivers

Foster Wheeler's primary operating focus continues to be booking quality new business and effectively and efficiently executing its contracts. The global markets in which Foster Wheeler operates are largely dependent on overall economic conditions and global or regional economic growth rates and the resultant demand for oil and gas, electric power, petrochemicals and refined products and minerals and metals. Both of Foster Wheeler's business groups have been impacted by unfavourable economic growth rates in most of their respective global markets in recent years. Additionally, there is potential downside risk to continued unfavourable global economic growth rates driven primarily by continued sovereign debt and bank funding pressures, the speed and effectiveness of the implementation of government macroeconomic policies in a number of key advanced and emerging economies, slower growth than anticipated in emerging economies, most significantly The People's Republic of China, or China, and civil unrest. If any of these risks materialise, the ability of both of Foster Wheeler's business groups to book work could be negatively impacted, which could have a material negative impact on Foster Wheeler's business.

In the engineering and construction industry, Foster Wheeler expects long-term demand to be strong for the end products produced by its clients, and Foster Wheeler believes that this long-term demand will continue to stimulate investment by its clients in new, expanded and upgraded facilities. Foster Wheeler's clients plan their investments based on long-term time horizons. Foster Wheeler believes that global demand for energy, chemicals and pharmaceuticals will continue to grow over the long-term and that clients will continue to invest in new and upgraded capacity to meet that demand. Global markets in the engineering and construction industry have experienced intense competition among engineering and construction contractors and pricing pressure for contracts awarded. Clients' bidding and contract award processes continue to be protracted and some clients have been releasing, and Foster Wheeler expects will continue to release, tranches of work on a piecemeal basis. However, Foster Wheeler is seeing clients continuing to develop new projects and, after making final investment decisions, moving forward with previously planned projects. This includes a stronger pipeline of projects in North America both in chemicals and natural gas liquefaction, or LNG, due to the availability of cheap gas supply from shale gas.

Global gross domestic product growth is a key driver of demand for power. The slow economic growth in recent years has negatively impacted the demand for Foster Wheeler's products and services. However, Foster Wheeler believes that a gradual upturn in global economic growth will begin over the course of 2014, which Foster Wheeler further believes will improve demand for the products and services of Foster Wheeler's Global Power Group, compared to recent years. However, a number of constraining market factors continue to impact the markets that Foster Wheeler serves. These factors include political and environmental sensitivity regarding coal-fired steam generators in certain geographies and the outlook for continued lower natural gas pricing over the next three to five years in North America, driven by an increasing supply of natural gas, has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. In addition, the constraints on the global credit market may continue to impact some of Foster Wheeler's clients' investment plans as these clients are affected by the availability and cost of financing, as well as their own financial strategies, which could include cash conservation. These factors may continue in the future and could have a material negative impact on Foster Wheeler's business.

New Orders and Backlog of Unfilled Orders

The tables below summarise Foster Wheeler's new orders and backlog of unfilled orders by period. The quarter ended 31 March 2013 balances below include balances for discontinued operations, which were insignificant based on Foster Wheeler's consolidated and business group balances.

	Three Months Ended
	31 March 2013	31 December 2013	31 March 2014
	($ thousands)
New orders, measured in terms of future revenues:
Global E&C Group(1)	467,700	535,600	560,700
Global Power Group	198,900	225,700	482,000

Total(1)	666,600	761,300	1,042,700

Note:

(1)
Amounts for the Global E&C Group include flow-through revenues of $75,000, $124,000, and $69,400 for the quarters ended 31 March 2014, 31 December 2014 and 31 March 2013, respectively.

	As at
	31 December 2013	31 March 2014
	($ thousands)
Backlog of unfilled orders, measured in terms of future revenues	4,004,600	4,225,400
Backlog, measured in terms of Foster Wheeler scope(1)	3,578,400	3,846,700
Global E&C Group man-hours in backlog (in thousands)	21,400	21,200

Note:

(1)
As defined in the section entitled "—Backlog and New Orders".

	Year ended 31 December
	2011	2012	2013
	($ thousands)
New orders, measured in future revenues:
Global E&C Group(1)	3,024,900	2,860,400	3,162,700
Global Power Group	1,260,900	589,100	692,800

Total(1)	4,285,800	3,449,500	3,855,500

Note:

(1)
Includes Global E&C Group flow through revenues of $417.2 million, $462.8 million and $1,577.7 million for the years ended 31 December 2013, 2012 and 2011.

	As at 31 December
	2011	2012	2013
	($ thousands)
Backlog of unfilled orders, measured in future revenues	3,626,100	3,648,000	4,004,600
Backlog, measured in Foster Wheeler scope(1)	2,562,300	2,950,200	3,578,400
Global E&C Group man-hours in backlog (in thousands)	11,600	17,000	21,400

Note:

(1)
Backlog excluding third-party costs incurred by Foster Wheeler on a reimbursable basis as agent or principal, which Foster Wheeler refers to as "flow-through costs".

Results of Operations—Continuing Operations for the Three Months Ended 31 March 2014 and 2013

The following sections provide a discussion of Foster Wheeler's results of operations from continuing operations for the three months ended 31 March 2014 and 2013.

Operating Revenues

The following table presents Foster Wheeler's operating revenues by geographic region, based upon where Foster Wheeler's projects are being executed, for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
	2013	2014	$ Change	% Change
	($ thousands)%
Africa	18,912	13,169	(5,743)	(30.4)
Asia Pacific	193,013	221,827	28,814	14.9
Europe	188,189	144,446	(43,743)	(23.2)
Middle East	64,923	114,397	49,474	76.2
North America	241,594	185,960	(55,634)	(23.0)
South America	83,513	53,900	(29,613)	(35.5)

Total	790,144	733,699	(56,445)	(7.1)

Foster Wheeler operates through two business groups: Foster Wheeler's Global E&C Group and Foster Wheeler's Global Power Group. The composition of Foster Wheeler's operating revenues varies from period to period based on the portfolio of contracts in execution during any given period. Foster Wheeler's operating revenues are further dependent upon the strength of the various geographic markets and industries Foster Wheeler serves and Foster Wheeler's ability to address those markets and industries. See "—Business Segments" below for a discussion of the products and services, geographic markets and industries of Foster Wheeler's business groups.

The following table presents Foster Wheeler's operating revenues for each of its business groups for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
Operating Revenues	2013	2014	$ Change	% Change
	($ thousands)%
Global E&C Group	587,974	553,261	(34,713)	(5.9)
Global Power Group	202,170	180,438	(21,732)	(10.7)

Total	790,144	733,699	(56,445)	(7.1)

Foster Wheeler's operating revenues decreased in the three months ended 31 March 2014, compared to the same period in 2013, primarily as a result of decreased flow-through revenues of $54,200, as described below. The decrease was net of the favourable impact in 2014 related to two businesses acquired by Foster Wheeler's Global E&C Group subsequent to the three months ended 31 March 2013. Excluding the impact of the change in flow-through revenues and currency fluctuations, Foster Wheeler's operating revenues were flat in the three months ended 31 March 2014, compared to the same period in 2013, which was the net result of increased operating revenues in Foster Wheeler's Global E&C Group, offset by decreased operating revenues in Foster Wheeler's Global Power Group.

Flow-through revenues and costs result when Foster Wheeler purchases materials, equipment or third-party services on behalf of Foster Wheeler's customer on a reimbursable basis with no profit on the materials, equipment or third-party services and where Foster Wheeler has the overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs. Flow-through revenues and costs do not impact contract profit or net earnings.

	Three months ended 31 March
Contract Profit	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	119,446	115,535
$ Change	—	(3,911)
% Change	—	(3.3)%

Contract profit is computed as operating revenues less cost of operating revenues. "Flow-through" amounts are recorded both as operating revenues and cost of operating revenues with no contract profit. Contract profit margins are computed as contract profit divided by operating revenues. Flow-through revenues reduce the contract profit margin as they are included in operating revenues without any corresponding impact on contract profit. As a result, Foster Wheeler analyses its contract profit margins excluding the impact of flow-through revenues as Foster Wheeler believes that this is a more accurate measure of Foster Wheeler's operating performance.

Contract profit decreased during the three months ended 31 March 2014, compared to the same period in 2013. The decrease was the result of decreased contract profit by both Foster Wheeler's Global E&C Group and Foster Wheeler's Global Power Group.

	Three months ended 31 March
Selling, General and Administrative Expenses	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	90,332	82,047
$ Change	—	(8,285)
% Change	—	(9.2)%

SG&A expenses include the costs associated with general management, sales pursuit, including proposal expenses, and research and development costs.

SG&A expenses decreased in the first three months of 2014, compared to the same period in 2013, primarily as a result of decreased sales pursuit costs of $5,600, decreased general overhead costs of $1,300 and the favourable impact resulting from the inclusion of a charge for severance-related postemployment benefits of $1,400 recognised in the first three months of 2013. The severance-related postemployment benefits charge of $1,400 recognised in the first three months of 2013 included charges in Foster Wheeler's Global E&C Group and Foster Wheeler's C&F Group of $1,000 and $400, respectively.

	Three months ended 31 March
Other Income, Net	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	4,751	6,140
$ Change	—	1,389
% Change	—	29.2%

Other income, net in the three months ended 31 March 2014 consisted primarily of equity earnings of $4,300 generated from Foster Wheeler's investments, primarily from Foster Wheeler's ownership interests in build, own and operate projects in Chile and Italy. Foster Wheeler's equity earnings from Foster Wheeler's Global Power Group's project in Chile and Foster Wheeler's Global E&C Group's projects in Italy were $2,800 and $1,200, respectively, during the three months ended 31 March 2014.

Other income, net increased in the first three months of 2014, compared to the same period in 2013. The increase included the impact of increased equity earnings of $300, which included the net impact of increased equity earnings in Foster Wheeler's Global E&C Group's project in Italy of $1,300 and decreased equity earnings in Foster Wheeler's Global Power Group's project in Chile of $1,400 as well as a net increase in equity earnings of $400 from Foster Wheeler's remaining projects. Additionally, the increase in other income, net included increased value-added tax refunds of $600 and increased governmental economic subsidies and other non-income-based tax credits of $200.

	Three months ended 31 March
Other Deductions, Net	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	5,312	10,703
$ Change	—	5,391
% Change	—	101.5%

Other deductions, net includes various items, such as legal fees, consulting fees, bank fees, net penalties on unrecognised tax benefits and the impact of net foreign exchange transactions within the period. Net foreign exchange transactions include the net amount of transaction losses and gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of Foster Wheeler's subsidiaries. Net foreign exchange transaction gains and losses were primarily driven by exchange rate fluctuations on cash balances held by certain of Foster Wheeler's subsidiaries that were denominated in a currency other than the functional currency of those subsidiaries.

Other deductions, net in the first three months of 2014 consisted primarily of legal fees of $9,000, which increased $3,500 in the first three months of 2014, compared to the same period in 2013. The increase in the first three months of 2014, compared to the same period in 2013, was primarily related to increased legal fees related to the Offer by AMEC.

	Three months ended 31 March
Interest Income	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	1,462	1,403
$ Change	—	(59)
% Change	—	(4.0)%

Interest income was relatively unchanged in the three months ended 31 March 2014, compared to the same period in 2013, which was the net result of lower investment yields on cash and cash equivalents balances, substantially offset by higher average cash and cash equivalents balances.

	Three months ended 31 March
Interest Expense	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	2,672	3,662
$ Change	—	990
% Change	—	37.1%

Interest expense increased in the three months ended 31 March 2014, compared to the same period in 2013, primarily as a result of increased interest expense on uncertain tax positions, partially offset by the favourable impact from decreased average borrowings, excluding foreign currency translation effects.

	Three months ended 31 March
Net Asbestos-related Provision	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	2,000	2,008
$ Change	—	8
% Change	—	N/M

N/M—Not meaningful.

The net asbestos-related provision was relatively unchanged during the first three months of 2014, compared to the same period in 2013.

	Three months ended 31 March
Provision for Income Taxes	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	5,160	9,718
$ Change	—	4,558
% Change	—	88.3%
Effective Tax Rate	20.4%	39.4%

Although Foster Wheeler is a Swiss corporation, Foster Wheeler's shares are listed on a US exchange; therefore, Foster Wheeler reconciles its effective tax rate to the US federal statutory rate of 35 per cent. to facilitate meaningful comparison with peer companies in the US capital markets. Foster Wheeler's effective tax rate can fluctuate significantly from period to period and may differ considerably from the US federal statutory rate as a result of (i) income taxed in various non-US jurisdictions with rates different from the US statutory rate, (ii) Foster Wheeler's inability to recognise a tax benefit for losses generated by certain unprofitable operations and (iii) the varying mix of income earned in the jurisdictions in which Foster Wheeler operates. In addition, Foster Wheeler's deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carry forwards (or other deferred tax assets) will not be realised in the future. In periods when operating units subject to a valuation allowance generate pre-tax earnings, the corresponding reduction in the valuation allowance favourably impacts Foster Wheeler's effective tax rate. Conversely, in periods when operating units subject to a valuation allowance generate pre-tax losses, the corresponding increase in the valuation allowance has an unfavourable impact on Foster Wheeler's effective tax rate.

Effective Tax Rate for the three months ended 31 March 2014

Foster Wheeler's effective tax rate for the first three months of 2014 was greater than the US statutory rate of 35 per cent. primarily because of the disproportionately higher share of losses from jurisdictions where Foster Wheeler is unable to recognise a tax benefit because of a valuation allowance. However, Foster Wheeler expects the effective tax rate for the first quarter to be an exception and not indicative of the remaining quarters in 2014.

The increase in Foster Wheeler's effective tax rate for the first three months of 2014 was higher than the US statutory rate of 35 per cent. primarily due to the net impact of the following:

•
During the first three months of 2014, income earned in non-US jurisdictions contributed to an approximate 11-percentage point reduction in Foster Wheeler's effective tax rate, primarily because of tax rates lower than the US statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items. Foster Wheeler anticipates a similar impact on Foster Wheeler's 2014 full-year effective tax rate; and

•
During the first three months of 2014, Foster Wheeler was unable to recognise a tax benefit for year-to-date losses subject to a valuation allowance in certain jurisdictions (primarily in the US), which contributed to an approximate 16-percentage point increase in Foster Wheeler's effective tax rate. Foster Wheeler does not anticipate this adjustment to be representative of the impact on its 2014 full-year effective tax rate. Foster Wheeler expects the impact of losses subject to a valuation allowance to have a minimal impact on its 2014 full-year effective tax rate.

Effective Tax Rate for the three months ended 31 March 2013

Foster Wheeler's effective tax rate for the first three months of 2013 was lower than the US statutory rate of 35 per cent. due principally to the net impact of the following:

•
Income earned in non-US tax jurisdictions which contributed to an approximate 17-percentage point reduction in Foster Wheeler's effective tax rate, primarily because of tax rates lower than the US statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items; and

•
A valuation allowance increase because Foster Wheeler was unable to recognise a tax benefit for year-to-date losses subject to a valuation allowance in certain jurisdictions (primarily in the US), which contributed to an approximate six-percentage point increase in Foster Wheeler's effective tax rate.

Foster Wheeler monitors the jurisdictions for which valuation allowances against deferred tax assets were established in previous years, and it evaluates, on a quarterly basis, the need for the valuation allowances against deferred tax assets in those jurisdictions. Such evaluation includes a review of all available evidence, both positive and negative, in determining whether a valuation allowance is necessary.

The majority of the US federal tax benefits, against which valuation allowances have been established, do not expire until 2025 and beyond, based on current tax laws.

	Three months ended 31 March
Net (Loss)/Income Attributable to Non-controlling Interests	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	3,279	(2,127)
$ Change	—	(5,406)
% Change	—	(164.9)%

Net (loss)/income attributable to non-controlling interests represents third-party ownership interests in the net (loss)/income of Foster Wheeler's Global Power Group's Martinez, California gas-fired cogeneration subsidiary and Foster Wheeler's manufacturing subsidiaries in Poland and the People's Republic of China, as well as Foster Wheeler's Global E&C Group's subsidiaries in Malaysia and South Africa. The change in net (loss)/income attributable to non-controlling interests is based upon changes in the net (loss)/income of these subsidiaries and/or changes in the non-controlling interests' ownership interest in the subsidiaries.

Net income attributable to non-controlling interests decreased during the first three months of 2014, compared to the same period in 2013, which was primarily the result of a decrease in net income from Foster Wheeler's subsidiaries in Malaysia, which experienced a net loss during the first three months of 2014, and a change in the project's fee structure and allocation of earnings to Foster Wheeler's non-controlling interest at Foster Wheeler's subsidiary in Martinez, California.

EBITDA

EBITDA, as discussed and defined below, is the primary measure of operating performance used by Foster Wheeler's chief operating decision maker.

In addition to Foster Wheeler's two business groups, which also represent operating segments for financial reporting purposes, Foster Wheeler reports the financial results associated with the management of entities which are not managed by one of Foster Wheeler's two business groups, which include corporate centre expenses, Foster Wheeler's captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in Foster Wheeler's C&F Group, which also represents an operating segment for financial reporting purposes.

	Three months ended 31 March
EBITDA	2013	2014
	($ thousands, unless otherwise stated)
$ Amount	40,078	44,762
$ Change	—	4,684
% Change	—	11.7%

EBITDA increased in the first three months of 2014, compared to the same period in 2013. This increase was the result of an increase in EBITDA of $8,900 from Foster Wheeler's operating groups. Foster Wheeler's Global E&C Group and Foster Wheeler's Global Power Group experienced increases in EBITDA of $4,900 and $4,000, respectively, during the first three months of 2014, compared to the same period of 2013. These increases in EBITDA from Foster Wheeler's operating groups were partially offset by an unfavourable change in EBITDA in Foster Wheeler's C&F Group of $4,200, which was primarily related to increased legal fees in connection with the Offer by AMEC.

Results of Operations—Continuing Operations for the Years Ended 31 December 2013, 2012 and 2011

The following section provides a discussion of Foster Wheeler's results of operations from continuing operations for the years ended 31 December 2013, 2012 and 2011.

	Year ended 31 December		2012 vs. 2011		Year ended 31 December	2013 vs. 2012
Operating Revenues	2011	2012	$ Change	% Change	2013	$ Change	% Change
	($ thousands)	($ thousands)	($ thousands)	(%)	($ thousands)	($ thousands)	(%)
Global E&C Group	3,443,079	2,419,327	(1,023,752)	(29.7)	2,512,587	93,260	3.9
Global Power Group	1,015,029	972,067	(42,962)	(4.2)	793,863	(178,204)	(18.3)

Total	4,458,108	3,391,394	(1,066,714)	(23.9)	3,306,450	(84,944)	(2.5)

Foster Wheeler operates through two business groups: its Global E&C Group and its Global Power Group. See "—Business Segments" below, for a discussion of the products and services of its business segments.

The composition of Foster Wheeler's operating revenues varies from period to period based on the portfolio of contracts in execution during any given period. Foster Wheeler's operating revenues are further dependent upon the strength of the various geographic markets and industries Foster Wheeler serves and its ability to address those markets and industries.

The following table presents Foster Wheeler's operating revenues by geographic region, based upon where its projects are being executed, for the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December		2012 vs. 2011		Year ended 31 December	2013 vs. 2012
	2011	2012	$ Change	% Change	2013	$ Change	% Change
	($ thousands)	($ thousands)	($ thousands)	(%)	($ thousands)	($ thousands)	(%)
Africa	158,599	83,723	(74,876)	(47.2)	70,008	(13,715)	(16.4)
Asia Pacific	2,011,021	1,060,157	(950,864)	(47.3)	839,632	(220,525)	(20.8)
Europe	918,197	859,843	(58,354)	(6.4)	782,788	(77,055)	(9.0)
Middle East	270,934	249,447	(21,487)	(7.9)	345,080	95,633	38.3
North America	747,280	772,688	25,408	3.4	922,247	149,559	19.4
South America	352,077	365,536	13,459	3.8	346,695	(18,841)	(5.2)

Total	4,458,108	3,391,394	(1,066,714)	(23.9)	3,306,450	(84,944)	(2.5)

Year ended 31 December 2013 vs. Year ended 31 December 2012

Foster Wheeler's operating revenues decreased for the year ended 31 December 2013, compared to the year ended 31 December 2012, primarily as a result of decreased flow-through revenues of $130,000. Excluding the impact of the change in flow-through revenues and currency impacts, Foster Wheeler's operating revenues increased 1 per cent. for the year ended 31 December 2013, compared to the year ended 31 December 2012. The increase in operating revenues, excluding flow-through revenues and currency fluctuations, for the year ended 31 December 2013 was the result of increased operating revenues in Foster Wheeler's Global E&C Group, substantially offset by decreased operating revenues in its Global Power Group. The operating revenues increase in the Global E&C Group included the favourable impact during the year ended 31 December 2013 related to the businesses acquired subsequent to the beginning of 2012.

Flow-through revenues and costs result when Foster Wheeler purchases materials, equipment or third-party services on behalf of its customer on a reimbursable basis with no profit on the materials, equipment or third-party services and where Foster Wheeler has the overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs. Flow-through revenues and costs do not impact contract profit or net earnings.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Foster Wheeler's operating revenues decreased for the year ended 31 December 2012, compared to the year ended 31 December 2011, primarily as a result of decreased flow-through revenues of $1,014,600. Excluding the impact of the change in flow-through revenues and currency fluctuations, Foster Wheeler's operating revenues increased 1 per cent. for the year ended 31 December 2012, compared to the year ended 31 December 2011. The increase in operating revenues, excluding flow-through revenues and currency fluctuations, for the year ended 31 December 2012 was the result of increased operating revenues in Foster Wheeler's Global E&C Group, partially offset by decreased operating revenues in Foster Wheeler's Global Power Group.

	Year ended 31 December
Contract Profit	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	539,668	590,043	559,049
$ Change	—	50,375	(30,994)
% Change	—	9.3%	(5.3)%

Contract profit is computed as operating revenues less cost of operating revenues. "Flow-through" amounts are recorded both as operating revenues and cost of operating revenues with no contract profit. Contract profit margins are computed as contract profit divided by operating revenues. Flow-through revenues reduce the contract profit margin as they are included in operating revenues without any corresponding impact on contract profit. As a result, Foster Wheeler analyses its contract profit margins excluding the impact of flow-through revenues as it believes that this is a more accurate measure of its operating performance.

Year ended 31 December 2013 vs. Year ended 31 December 2012

Contract profit decreased for the year ended 31 December 2013, compared to the year ended 31 December 2012. The decrease was the net result of decreased contract profit by Foster Wheeler's Global Power Group, partially offset by increased contract profit by Foster Wheeler's Global E&C Group. The contract profit increase in Foster Wheeler's Global E&C Group included the favourable impact in 2013 related to the businesses acquired subsequent to the beginning of 2012.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Contract profit increased for the year ended 31 December 2012, compared to the year ended 31 December 2011. The increase was the result of increased contract profit by both Foster Wheeler's Global E&C Group and its Global Power Group.

	Year ended 31 December
Selling, General and Administrative Expenses	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	309,380	334,075	357,682
$ Change	—	24,695	23,607
% Change	—	8.0%	7.1%

SG&A expenses include the costs associated with general management, sales pursuit, including proposal expenses, and research and development costs.

Year ended 31 December 2013 vs. Year ended 31 December 2012

SG&A expenses increased for the year ended 31 December 2013, compared to the year ended 31 December 2012, primarily as a result of the aggregate impact of the businesses acquired subsequent to the beginning of 2012. The impact of the acquired businesses increased Foster Wheeler's SG&A expenses by $13,100, much of which was attributable to compensation expense recognised under earnout provisions associated with the acquisitions. The increase in SG&A expenses also included an increase in Foster Wheeler's charge for severance-related post-employment benefits of $7,300 recognised in the year ended 31 December 2013 and increased sales pursuit costs of $4,800, partially offset by a charge of $1,900 incurred in the year ended 31 December 2012 related to Foster Wheeler's former executive offices in Geneva, Switzerland. For the year ended 31 December 2013, Foster Wheeler's SG&A expenses included severance-related post-employment benefits charges of $5,300 in Foster Wheeler's Global Power Group, $1,600 in Foster Wheeler's Global E&C Group and $400 in Foster Wheeler's C&F Group.

Year ended 31 December 2012 vs. Year ended 31 December 2011

SG&A expenses increased for the year ended 31 December 2012, compared to the year ended 31 December 2011, primarily as a result of increased sales pursuit costs of $18,500, increased general overhead costs of $3,800 and a charge of $1,900 incurred for the year ended 31 December 2012 to recognise accelerated depreciation expense on its executive offices in Geneva, Switzerland in connection with the decision to relocate its principal executive offices to one of its existing facilities in Reading, United Kingdom.

	Year ended 31 December
Other Income, Net	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	51,457	37,490	23,424
$ Change	—	(13,967)	(14,066)
% Change	—	(27.1)%	(37.5)%

Year ended 31 December 2013

Other income, net during the year ended 31 December 2013 consisted primarily of equity earnings of $15,400 generated from Foster Wheeler's investments, primarily from its ownership interests in build, own and operate projects in Chile and Italy. Foster Wheeler's 2013 equity earnings from its Global Power Group's project in Chile were $27,500, whereas Foster Wheeler's Global E&C Group's projects in Italy experienced an equity loss of $12,500, inclusive of the impact of an impairment charge of $22,400 on one of Foster Wheeler's projects. Additionally, Foster Wheeler recognised governmental economic subsidies and other non-income-based tax credits of $2,800.

Other income, net decreased in the year ended 31 December 2013, compared to the year ended 31 December 2012, primarily driven by decreased equity earnings in Foster Wheeler's Global E&C Group's projects in Italy of $15,200, inclusive of the impact of an impairment charge of $22,400 on one of Foster Wheeler's projects as noted above, and the unfavourable impact of the inclusion of a gain recognised in the year ended 31 December 2012 related to the favourable settlement of Foster Wheeler's claim with a client on a legacy project of $2,000, partially offset by increased equity earnings in Foster Wheeler's Global Power Group's project in Chile of $7,200.

Year ended 31 December 2012

Other income, net in the year ended 31 December 2012 consisted primarily of equity earnings of $23,000 generated from Foster Wheeler's investments, primarily from its ownership interests in build, own and operate projects in Chile and Italy. Foster Wheeler's 2012 equity earnings from its Global Power Group's project in Chile and its Global E&C Group's projects in Italy were $20,300 and $2,700, respectively. In addition, Foster Wheeler recognised governmental economic subsidies and other non-income-based tax credits of $5,200.

Other income, net decreased in the year ended 31 December 2012, compared to the year ended 31 December 2011, primarily driven by decreased equity earnings in Foster Wheeler's Global Power Group's project in Chile of $10,600, decreased equity earnings in its Global E&C Group's projects in Italy of $7,000 and the unfavourable impact of the inclusion of a $4,000 gain in the year ended 31 December 2011 related to the revaluation of a contingent consideration liability, partially offset by increased governmental economic subsidies and other non-income-based tax credits of $3,700 and the impact related to the favourable settlement of its claim with a client on a legacy project of $2,000.

Year ended 31 December 2011

Other income, net in the year ended 31 December 2011 consisted primarily of equity earnings of $40,100 generated from Foster Wheeler's investments, primarily from its ownership interests in build, own and operate projects in Chile and Italy. Foster Wheeler's 2011 equity earnings from its Global Power Group's project in Chile and its Global E&C Group's projects in Italy were $30,900 and $9,700, respectively. In addition, Foster Wheeler recognised a $4,000 gain in the year ended 31 December 2011 related to the revaluation of a contingent consideration liability.

For further information related to its equity earnings, see "—Business Segments—Global Power Group" below for Foster Wheeler's Global Power Group's project in Chile and "—Business Segments—Global E&C Group" below for its Global E&C Group's projects in Italy.

	Year ended 31 December
Other Deductions, Net	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	43,968	34,601	34,615
$ Change	—	(9,367)	14
% Change	—	(21.3)%	0.0%

Other deductions, net includes various items, such as legal fees, consulting fees, bank fees, net penalties on unrecognised tax benefits and the impact of net foreign exchange transactions within the period. Net foreign exchange transactions include the net amount of transaction losses and gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of its subsidiaries.

Year ended 31 December 2013

Other deductions, net in the year ended 31 December 2013 consisted primarily of legal fees of $22,700, bank fees of $4,200, net penalties on unrecognised tax benefits of $1,300, which were net of previously accrued tax penalties that were ultimately not assessed, a provision for environmental remediation costs of $1,400 and consulting fees of $1,100.

Year ended 31 December 2012

Other deductions, net in the year ended 31 December 2012 consisted primarily of legal fees of $16,100, bank fees of $4,800, net penalties on unrecognised tax benefits of $3,700, which were net of previously accrued tax penalties that were ultimately not assessed, a provision for environmental remediation costs of $2,200 and consulting fees of $1,000.

Year ended 31 December 2011

Other deductions, net in the year ended 31 December 2011 consisted primarily of legal fees of $17,800, consulting fees of $12,000, net penalties on unrecognised tax benefits of $4,000, which were net of previously accrued tax penalties that were ultimately not assessed, and bank fees of $3,500, partially offset by a net foreign exchange transaction gain of $1,100. The net foreign exchange transaction gain during the year ended 31 December 2011 was primarily driven by exchange rate fluctuations on cash balances held by certain of Foster Wheeler's subsidiaries that were denominated in a currency other than the functional currency of those subsidiaries.

	Year ended 31 December
Interest Income	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	18,913	10,801	6,272
$ Change	—	(8,112)	(4,529)
% Change	—	(42.9)%	(41.9)%

Year ended 31 December 2013 vs. Year ended 31 December 2012

The decrease in interest income for the year ended 31 December 2013, compared to the year ended 31 December 2012, was primarily a result of lower average cash and cash equivalents balances and, to a lesser extent, lower investment yields on cash and cash equivalents balances.

Year ended 31 December 2012 vs. Year ended 31 December 2011

The decrease in interest income for the year ended 31 December 2012, compared to the year ended 31 December 2011, was primarily a result of lower average cash and cash equivalents balances and, to a lesser extent, lower investment yields on cash and cash equivalents balances and unfavourable foreign currency fluctuations.

	Year ended 31 December
Interest Expense	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	12,876	13,797	13,227
$ Change	—	921	(570)
% Change	—	7.2%	(4.1)%

Year ended 31 December 2013 vs. Year ended 31 December 2012

The decrease in interest expense for the year ended 31 December 2013, compared to the year ended 31 December 2012, was primarily the net result of the favourable impact from decreased average borrowings, excluding foreign currency translation effects, and decreased interest expense on unrecognised tax benefits of $1,000, net of previously accrued interest which was ultimately not assessed, partially offset by increased interest expense on value added tax and payroll liabilities of $1,300 in the year ended 31 December 2013.

Year ended 31 December 2012 vs. Year ended 31 December 2011

The increase in interest expense for the year ended 31 December 2012, compared to the year ended 31 December 2011, was primarily the net result of increased interest expense on unrecognised tax benefits of $2,900, net of previously accrued interest which was ultimately not assessed, partially offset by the favourable impact from decreased average borrowings, excluding foreign currency translation effects.

	Year ended 31 December
Net Asbestos-related Provision	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	9,901	30,505	30,213
$ Change	—	20,604	(292)
% Change	—	208.1%	(1.0)%

Year ended 31 December 2013 vs. Year ended 31 December 2012

Net asbestos-related provision for the year ended 31 December 2013 experienced a minimal change, compared to the year ended 31 December 2012. This was the net result of the favourable impact of the inclusion of an insurance recovery gain recognised for the year ended 31 December 2013 upon collection of an insurance receivable of approximately $15,800 related to an insolvent insurance carrier, which Foster Wheeler had previously written-off, and the favourable impact of the inclusion of a charge recognised for the year ended 31 December 2012 related to the revaluation of Foster Wheeler's UK asbestos-related asset of $2,400, partially offset by the unfavourable impact of an increase in Foster Wheeler's US net asbestos-related provision of $17,900. The increase in Foster Wheeler's US net asbestos-related provision resulted from the impact of an increase in Foster Wheeler's estimate of new claim filings and a decrease in Foster Wheeler's estimate of claim filings which result in no monetary payments, which Foster Wheeler refers to as its zero-pay rate.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Net asbestos-related provision increased for the year ended 31 December 2012, compared to the year ended 31 December 2011, which was the result of the unfavourable impact of an increase in its US net asbestos-related provision of $12,100 related to the revaluation of its asbestos liability for increased asbestos defence costs projected over its 15-year estimate, the unfavourable impact of the inclusion of a gain on the settlement of coverage litigation with certain US asbestos insurance carriers of $6,100 recognised during the year ended 31 December 2011 and the unfavourable impact related to the revaluation of its UK asbestos-related asset of $2,400.

	Year ended 31 December
Provision for Income Taxes	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	58,514	62,267	52,166
$ Change	—	3,753	(10,101)
% Change	—	6.4%	(16.2)%
Effective Tax Rate	25.0%	27.6%	34.1%

Although Foster Wheeler is a Swiss corporation, Foster Wheeler's shares are listed on a US exchange; therefore, Foster Wheeler reconciles its effective tax rate to the US federal statutory rate of 35 per cent. to facilitate meaningful comparison with peer companies in the US capital markets. Foster Wheeler's effective tax rate can fluctuate significantly from period to period and may differ considerably from the US federal statutory rate as a result of (i) income taxed in various non-US jurisdictions with rates different from the US statutory rate; (ii) Foster Wheeler's inability to recognise a tax benefit for losses generated by certain unprofitable operations; and (iii) the varying mix of income earned in the jurisdictions in which Foster Wheeler operates. In addition, its deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carry forwards (or other deferred tax assets) will not be realised in the future. In periods when operating units subject to a valuation allowance generate pre-tax earnings, the corresponding reduction in the valuation allowance favourably impacts its effective tax rate. Conversely, in periods when operating units subject to a valuation allowance generate pre-tax losses, the corresponding increase in the valuation allowance has an unfavourable impact on Foster Wheeler's effective tax rate.

Effective Tax Rate for the year ended 31 December 2013

Foster Wheeler's effective tax rate for the year ended 31 December 2013 was lower than the US statutory rate of 35 per cent. due principally to the net impact of the following:

•
income earned in non-US tax jurisdictions which contributed to an approximate five percentage point reduction in Foster Wheeler's effective tax rate, primarily because of tax rates lower than the US statutory rate, as well as additional impacts from equity income of joint ventures, tax exempts, incentives and credits, and other items; and

•
a valuation allowance increase because Foster Wheeler is unable to recognise a tax benefit for losses subject to a valuation allowance in certain jurisdictions (primarily in the United States), partially offset by valuation allowance releases in certain non-US jurisdictions, which contributed to an approximate four percentage point increase in Foster Wheeler's effective tax rate.

Effective Tax Rate for the year ended 31 December 2012

Foster Wheeler's effective tax rate for the year ended 31 December 2012 was lower than the US statutory rate of 35 per cent. due principally to the net impact of the following:

•
income earned in non-US tax jurisdictions which contributed to an approximate 10 percentage point reduction in Foster Wheeler's effective tax rate, primarily because of tax rates lower than the US statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items;

•
a valuation allowance increase because Foster Wheeler is unable to recognise a tax benefit for losses subject to a valuation allowance in certain jurisdictions (primarily in the United States),

  which contributed to an approximate five percentage point increase in Foster Wheeler's effective tax rate; and

•
a valuation allowance decrease in a jurisdiction previously subject to a full valuation allowance due to improved expectations about future operating performance as a result of business acquisition and organic growth prospects, which contributed to an approximate three percentage point reduction in Foster Wheeler's effective tax rate.

Effective Tax Rate for the year ended 31 December 2011

Foster Wheeler's effective tax rate for the year ended 31 December 2011 was lower than the US statutory rate of 35 per cent. due principally to the net impact of the following:

•
income earned in non-US tax jurisdictions which contributed to an approximate 16 percentage point reduction in Foster Wheeler's effective tax rate, primarily because of tax rates lower than the US statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items; and

•
a valuation allowance increase because Foster Wheeler is unable to recognise a tax benefit for losses subject to a valuation allowance in certain jurisdictions (primarily in the United States), which contributed to an approximate six percentage point increase in Foster Wheeler's effective tax rate.

Foster Wheeler monitors the jurisdictions for which valuation allowances against deferred tax assets were established in previous years, and Foster Wheeler evaluates, on a quarterly basis, the need for the valuation allowances against deferred tax assets in those jurisdictions. Such evaluation includes a review of all available evidence, both positive and negative, in determining whether a valuation allowance is necessary.

For statutory purposes, the majority of the US federal tax benefits, against which valuation allowances have been established, do not expire until 2025 and beyond, based on current tax laws.

	Year ended 31 December
Net Income Attributable to Non-controlling Interests	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	14,345	13,874	3,940
$ Change	—	(471)	(9,934)
% Change	—	(3.3)%	(71.6)%

Net income attributable to non-controlling interests represents third-party ownership interests in the net income of Foster Wheeler's Global Power Group's Martinez, California gas-fired cogeneration subsidiary and its manufacturing subsidiaries in Poland and the People's Republic of China, as well as its Global E&C Group's subsidiaries in Malaysia and South Africa. The change in net income attributable to non-controlling interests is based upon changes in the net income of these subsidiaries and/or changes in the non-controlling interests' ownership interest in the subsidiaries.

Year ended 31 December 2013 vs. Year ended 31 December 2012

Net income attributable to non-controlling interests decreased for the year ended 31 December 2013, compared to the year ended 31 December 2012, which was primarily the net result of decreased net income from Foster Wheeler's subsidiaries in Malaysia, which experienced a net loss in the year ended 31 December 2013, Martinez, California and Poland, partially offset by increased net income from Foster Wheeler's subsidiary in China.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Net income attributable to non-controlling interests was relatively unchanged for the year ended 31 December 2012, compared to the year ended 31 December 2011, which was primarily the net result of decreased net income from its operations in South Africa, partially offset by increased net income from its operations in China and Poland.

EBITDA

EBITDA is the primary measure of operating performance used by Foster Wheeler's chief operating decision maker. A reconciliation of EBITDA is provided in "Presentation of Certain Financial and Other Information—Non-IFRS and Non-US GAAP Financial Measures".

In addition to Foster Wheeler's two business groups, which also represent operating segments for financial reporting purposes, Foster Wheeler reports the financial results associated with the management of entities which are not managed by one of its two business groups, which includes corporate centre expenses, its captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the C&F Group, which also represents an operating segment for financial reporting purposes.

	Year ended 31 December
EBITDA	2011	2012	2013
	($ thousands, unless otherwise stated)
$ Amount	276,995	275,513	219,869
$ Change	—	(1,482)	(55,644)
% Change	—	(0.5)%	(20.2)%

Year ended 31 December 2013 vs. Year ended 31 December 2012

EBITDA decreased for the year ended 31 December 2013, compared to the year ended 31 December 2012. Foster Wheeler's Global Power Group experienced a decrease in EBITDA of $57,500 and Foster Wheeler's Global E&C Group experienced a decrease in EBITDA of $8,300 for the year ended 31 December 2013, compared to the year ended 31 December 2012. The decrease in EBITDA from Foster Wheeler's two business groups was partially offset by an increase in EBITDA in Foster Wheeler's C&F Group of $10,200, which was mainly driven by decreased SG&A expenses.

Year ended 31 December 2012 vs. Year ended 31 December 2011

EBITDA was relatively unchanged for the year ended 31 December 2012, compared to the year ended 31 December 2011. Foster Wheeler's Global Power Group experienced an increase in EBITDA of $26,500 during the year ended 31 December 2012, compared to the year ended 31 December 2011, whereas Foster Wheeler's Global E&C Group experienced a decrease in EBITDA of $18,300 when comparing the same two years. The net increase in EBITDA from Foster Wheeler's two business groups was offset by a decrease in EBITDA in Foster Wheeler's C&F Group of $9,700, which included the unfavourable impact of an increased asbestos-related provision of $20,600 for the year ended 31 December 2012, compared to the year ended 31 December 2011.

Business Segments

Global E&C Group

Overview of Segment

Foster Wheeler's Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector. The Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, Foster Wheeler's Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities.

Foster Wheeler's Global E&C Group provides the following services:

•
design, engineering, project management, construction and construction management services, including the procurement of equipment, materials and services from third-party suppliers and contractors;

•
environmental remediation services, together with related technical, engineering, design and regulatory services; and

•
design and supply of direct-fired furnaces, including fired heaters and waste heat recovery generators, used in a range of refinery, chemical, petrochemical, oil and gas processes, including furnaces used in Foster Wheeler's proprietary delayed coking and hydrogen production technologies.

Foster Wheeler's Global E&C Group owns one of the leading technologies (SYDECSM delayed coking) used in refinery residue upgrading, in addition to other refinery residue upgrading technologies (solvent deasphalting and visbreaking), and a hydrogen production process used in oil refineries and petrochemical plants. Foster Wheeler owns a proprietary sulphur recovery technology which is used to treat gas streams containing hydrogen sulphide for the purpose of reducing the sulphur content of fuel products and to recover a saleable sulphur by-product.

Additionally, Foster Wheeler's Global E&C Group owns and operates electric power generating wind farms in Italy and also holds a non-controlling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, all of which are located in Italy, and a non-controlling interest in a joint venture company that is fully licensed to engineer, procure and construct processing facilities in China.

Foster Wheeler's Global E&C Group generates revenues from design, EPC and project management activities pursuant to contracts spanning up to approximately four years in duration and generates equity earnings from returns on its non-controlling interest investments in various power production facilities.

In the engineering and construction industry, Foster Wheeler expects long-term demand to be strong for the end products produced by its clients, and Foster Wheeler believes that this long-term demand will continue to stimulate investment by its clients in new, expanded and upgraded facilities. Its clients plan their investments based on long-term time horizons. Foster Wheeler believes that global demand for energy, chemicals, minerals and pharmaceuticals will continue to grow over the long-term and that clients will continue to invest in new and upgraded capacity to meet that demand.

Global markets in the engineering and construction industry are still experiencing intense competition among engineering and construction contractors and pricing pressure for contracts awarded. Clients' bidding and contract award processes continue to be protracted, particularly for projects sponsored by national oil companies.

Additionally, some clients have been releasing, and Foster Wheeler expects will continue to release, tranches of work on a piecemeal basis. The engineering and construction industry may be further impacted by potential downside risk to global economic growth driven primarily by continued sovereign debt and bank funding pressures, the speed and effectiveness of the implementation of government macroeconomic policies in a number of key advanced and emerging economies, slower growth than anticipated in emerging economies, most significantly China, and civil unrest. If any of these risks materialise, Foster Wheeler's Global E&C Group could be impacted. However, Foster Wheeler is seeing clients continuing to develop new projects and, after making final investment decisions, moving forward with previously planned projects. This includes a much stronger pipeline of projects in North America both in chemicals and LNG due to the availability of cheap gas supply from shale gas.

While Foster Wheeler's Global E&C Group has been impacted by unfavourable economic growth rates in most of its global markets in recent years, global economic activity has strengthened since the latter portion of 2013 and Foster Wheeler believes that it will continue to strengthen during 2014. However, there are a number of risks to the strengthening economic outlook: increased risks related to slower growth than anticipated in the emerging market economies; risk of lower-than-expected inflation in advanced economies, particularly the Eurozone, where persistent low inflation could harm the fragile economic recovery by reducing consumer spending and impacting the ability of governments and businesses to repay debt; and increased geopolitical risks. In addition, the political and civil situation in Ukraine has the potential to negatively impact project investment in the region, including Russia, and disrupt Foster Wheeler's ability to transact business in the surrounding region. If any of these risks materialise, Foster Wheeler's Global E&C Group's ability to book work could be negatively impacted, which could have a material negative impact on Foster Wheeler's business.

Foster Wheeler continues to be successful in booking contracts of varying types and sizes in its key end markets, including a front-end engineering design, or FEED, contract for a new refinery in the Middle East, a FEED contract for a residue upgrading project at a South Korean refinery, a project management consultancy contract for an expansion of an LNG import and gasification terminal in Asia, a FEED and engineering, procurement and construction management, or EPCM, contract for a base oil project in Europe, an EPCM services contract for an expansion at an industrial facility in the US, an EPCM services contract for a waste to energy facility in Europe, a construction management contract for a biotech facility expansion in Europe, a further project management consultancy release for a refinery expansion in Latin America, further detailed engineering work for a refinery upgrading project in Europe, a study, FEED and engineering contract for shale gas processing facilities in the US, further releases of engineering and procurement work for the revamp of a chemicals facility in the US, a programme management contract for a new pharmaceuticals facility in the US, an EPCM and validation contract for a pharmaceuticals facility upgrade in Europe, an initial engineering, procurement and construction release for a residue upgrading project in Europe, an engineering and material supply, or EMS, contract for steam reformer heaters for two refineries: one in Russia and one in Central Asia, an EMS contract for a carbon monoxide boiler package for a new refinery in Asia, an engineering, procurement and related services contract for an oilfield development in Iraq and a contract for pre-FEED and FEED for an LNG import and regasification terminal in Kuwait.

Foster Wheeler believes its success in this regard is a reflection of its technical expertise, its project execution performance, its long-term relationships with clients, its safety performance, and its selective approach in pursuit of new prospects where Foster Wheeler believes it has significant differentiators.

Results

The following table presents Foster Wheeler's Global E&C Group's operating revenue and EBITDA for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
	2013	2014	$ Change	% Change
	($ thousands)
Operating revenues	587,974	553,261	(34,713)	(5.9)%

EBITDA	35,188	40,054	4,866	13.8%

The table below presents Foster Wheeler's Global E&C Group's operating revenues by geographic region, based upon where Foster Wheeler's projects are being executed, for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
	2013	2014	Change	% Change
	($ thousands)
Africa	18,912	13,169	(5,743)	(30.4)%
Asia Pacific	117,226	121,385	4,159	3.5%
Europe	129,751	133,416	3,665	2.8%
Middle East	62,078	113,493	51,415	82.8%
North America	181,456	126,148	(55,308)	(30.5)%
South America	78,551	45,650	(32,901)	(41.9)%

Total	587,974	553,261	(34,713)	(5.9)%

Three months ended 31 March 2014 vs. Three months ended 31 March 2013

Foster Wheeler's Global E&C Group experienced a decrease in operating revenues of 6 per cent. in the first three months of 2014, compared to the same period in 2013. The decrease in the period was primarily driven by decreased flow-through revenues of $53,600. Excluding the impact of flow-through revenues and foreign currency fluctuations, Foster Wheeler's Global E&C Group's operating revenues increased 6 per cent. in the first three months of 2014, compared to the same period in 2013, which included the favourable impact in 2014 of Foster Wheeler's two acquisitions acquired after the three months ended 31 March 2013. Please refer to the "—Overview of Segment" section above for a discussion of Foster Wheeler's Global E&C Group's market outlook.

Foster Wheeler's Global E&C Group's EBITDA increased in the first three months of 2014, compared to the same period in 2013. The increase in EBITDA was primarily driven by decreased sales pursuit costs of $4,500, increased equity earnings from Foster Wheeler's projects in Italy of $1,300 and the favourable impact of a severance-related postemployment benefits charge during the first three months of 2013 of $1,200, which was primarily recognised in SG&A on Foster Wheeler's consolidated statement of operations, partially offset by decreased contract profit of $3,300, which was net of the impact in 2014 of Foster Wheeler's two business acquisitions acquired after the three months ended 31 March 2013.

The decrease in contract profit noted above primarily resulted from decreased contract profit margin, partially offset by increased volume of operating revenues, excluding flow-through revenues.

The following table presents Foster Wheeler's Global E&C Group's operating revenue and EBITDA for the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December		2012 vs. 2011		Year ended 31 December	2013 vs. 2012
	2011	2012	$ Change	% Change	2013	$ Change	% Change
	($ thousands, unless otherwise stated)
Operating Revenues	3,443,079	2,419,327	(1,023,752)	(29.7)%	2,512,587	93,260	3.9%
EBITDA	210,541	192,208	(18,333)	(8.7)%	183,911	(8,297)	(4.3)%

The table below presents Foster Wheeler's Global E&C Group's operating revenues by geographic region, based upon where its projects are being executed, for the years ended 31 December 2013, 2012, and 2011:

	Year ended 31 December		2012 vs. 2011		Year ended 31 December	2013 vs. 2012
	2011	2012	$ Change	% Change	2013	$ Change	% Change
	($ thousands, unless otherwise stated)
Africa	155,207	81,222	(73,985)	(47.7)%	69,921	(11,301)	(13.9)%
Asia Pacific	1,725,467	658,481	(1,066,986)	(61.8)%	481,345	(177,136)	(26.9)%
Europe	474,116	559,051	84,935	17.9%	560,609	1,558	0.3%
Middle East	235,977	235,509	(468)	(0.2)%	340,184	104,675	44.4%
North America	528,923	552,311	23,388	4.4%	744,208	191,897	34.7%
South America	323,389	332,753	9,364	2.9%	316,320	(16,433)	(4.9)%

Total	3,443,079	2,419,327	(1,023,752)	(29.7)%	2,512,587	93,260	3.9%

Year ended 31 December 2013 vs. Year ended 31 December 2012

Foster Wheeler's Global E&C Group experienced an increase in operating revenues of 4 per cent. for the year ended 31 December 2013, compared to the year ended 31 December 2012. The increase was net of decreased flow-through revenues of $129,300. Excluding flow-through revenues and foreign currency fluctuations, its Global E&C Group's operating revenues increased 15 per cent. for the year ended 31 December 2013, compared to the year ended 31 December 2012.

Foster Wheeler's Global E&C Group's EBITDA decreased for the year ended 31 December 2013, compared to the year ended 31 December 2012. This decrease included the impact of decreased equity earnings from Foster Wheeler's projects in Italy of $15,200, inclusive of the impact of an impairment charge of $22,400 on one of Foster Wheeler's projects discussed below. The decrease in EBITDA also included the unfavourable impact of additional SG&A expenses related to the businesses acquired subsequent to the beginning of 2012 of $13,100, much of which was attributable to compensation expense recognised under earnout provisions associated with the acquisitions. Foster Wheeler's Global E&C Group's EBITDA in 2013 was also unfavourably impacted by a charge for severance-related post-employment benefits of $4,900, comprising amounts recognised in contract profit and SG&A expenses of $3,300 and $1,600, respectively. Foster Wheeler's Global E&C Group's decrease in EBITDA was partially offset by increased contract profit of $12,800, which included the favourable impact of the businesses acquired subsequent to the beginning of 2012 and was inclusive of a charge for severance-related post-employment benefits as discussed above. The decrease in EBITDA was also net of the favourable impact resulting from the inclusion of a charge recognised during the year ended 31 December 2012 related to the revaluation of Foster Wheeler's UK asbestos-related asset of $2,400 and the favourable impact of the inclusion of a $1,500 charge recognised in the year ended 31 December 2012 related to the write-off of capitalised costs for a wind farm development project discussed below.

The increase in contract profit primarily resulted from increased volume of operating revenues, excluding flow-through revenues, partially offset by decreased contract profit margins. During the year ended 31 December 2013, Foster Wheeler's equity earnings were favourably impacted by two items which occurred in the year ended 31 December 2013: a governmental authority mandated rate change for energy generated prior to the year ended 31 December 2013, that favourably impacted three of Foster Wheeler's projects by an aggregate amount of $4,900, and a governmental return on investment credit received by one of Foster Wheeler's projects, that was deemed a critical energy producing facility, that favourably impacted that project by $2,200. Additionally, the increase in Foster Wheeler's equity earnings from Foster Wheeler's projects in Italy were favourably impacted by the inclusion of two items recognised for the year ended 31 December 2012: a charge to establish a reserve against its receivable for emission rights and the impact of an extended facility maintenance shutdown during the year ended 31 December 2012, also described below.

Equity Interest Investment Impairment Charge

Foster Wheeler's equity earnings for the year ended 31 December 2013 included the impact of an impairment charge of $22,400 on Foster Wheeler's equity interest investment in a waste-to-energy project in Italy. The reduction in fair value of Foster Wheeler's investment resulted from changed market conditions with respect to waste tariffs and type of waste delivered to the plant, coupled with the reduced operating performance of the plant compared to projected performance. Foster Wheeler and its partner in the investment have concluded that Foster Wheeler will continue to operate the plant and may consider future capital investments to improve its operating performance including a potential increase to the overall waste treatment and electric production compared to current levels. This impairment was recorded at the investee level. As a result of the foregoing, the carrying value of Foster Wheeler's investment approximated fair value as at 31 December 2013.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Foster Wheeler's Global E&C Group experienced a decrease in operating revenues of 30 per cent. for the year ended 31 December 2012, compared to the year ended 31 December 2011. The decrease was primarily driven by decreased flow-through revenues of $1,015,000. Excluding flow-through revenues and foreign currency fluctuations, Foster Wheeler's Global E&C Group's operating revenues increased 2 per cent. for the year ended 31 December 2012, compared to the year ended 31 December 2011.

Foster Wheeler's Global E&C Group's EBITDA decreased for the year ended 31 December 2012, compared to the year ended 31 December 2011, primarily driven by the unfavourable impact of increased sales pursuit costs of $14,200, resulting from increased new proposal activity, decreased equity earnings from its Global E&C Group's projects in Italy of $7,000, the unfavourable impact of increased general overhead costs of $6,100, the unfavourable impact of the inclusion of a $4,000 gain related to the revaluation of a contingent consideration liability that was recognised during the year ended 31 December 2011, a charge recognised in the year ended 31 December 2012 related to the revaluation of Foster Wheeler's UK asbestos-related asset of $2,400 and the unfavourable impact of the inclusion of a $1,500 charge during the year ended 31 December 2012 related to the write-off of capitalised costs for a wind farm development project that, due to legislation introduced in 2012, was no longer an economically viable project. These unfavourable impacts were partially offset by increased contract profit of $16,900. The increase in contract profit primarily resulted from increased contract profit margins and, to a lesser extent, increased volume of operating revenues, excluding flow-through revenues. Its equity earnings during the year ended 31 December 2012, compared to the year ended 31 December 2011, were unfavourably impacted by the results of one of its projects in Italy that recorded a charge to establish a reserve against its receivable balance for emission rights earned prior to the year ended 31 December 2012 and decreased earnings as a result of an extended facility maintenance shutdown during the year ended 31 December 2012.

Global Power Group

Overview of Segment

Foster Wheeler's Global Power Group designs, manufactures and installs steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide. Foster Wheeler believes its competitive differentiation in serving these markets is the ability of its products to cleanly and efficiently burn a wide range of fuels, singularly or in combination. Foster Wheeler's Global Power Group's steam generators utilise a broad range of technologies, offering independent power producers, utilities, municipalities and industrial clients solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases, into steam, which can be used for power generation, district heating or industrial processes. Among these fuel sources, coal is the most widely used, and thus the market drivers and constraints associated with coal strongly affect the steam generator market and Foster Wheeler's Global Power Group's business. In particular, Foster Wheeler's CFB steam generators are able to burn coals of varying quality, as well as numerous other materials.

Additionally, Foster Wheeler's Global Power Group holds a controlling interest in and operates a combined-cycle gas turbine facility; owns a non-controlling interest in a petcoke-fired CFB facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation.

Foster Wheeler's Global Power Group offers a number of other products and services related to steam generators, including:

•
Design, manufacture and installation of auxiliary and replacement equipment for utility power and industrial facilities, including surface condensers, feedwater heaters, coal pulverisers, steam generator coils and panels, biomass gasifiers, and replacement parts for steam generators.

•
Design, supply and installation of nitrogen-oxide, or NOx, reduction systems and components for pulverised coal steam generators such as selective catalytic reduction systems, low NOx combustion systems, low NOx burners, primary combustion and overfire air systems and components, fuel and combustion air measuring and control systems and components.

•
Design, supply and installation of flue gas desulphurisation equipment for all types of steam generators and industrial equipment.

•
A broad range of site services including construction and erection services, plant maintenance, steam generator upgrading and life extension, engineering and replacement parts, improving plant environmental performance and plant repowering.

•
Research and development in the areas of combustion, fluid and gas dynamics, heat transfer, materials and solid mechanics.

•
Technology licences to other steam generator suppliers in select countries.

While Foster Wheeler's Global Power Group has been impacted by unfavourable economic growth rates in most of its global markets in recent years, global economic activity has strengthened since the latter portion of 2013 and Foster Wheeler believes that it will continue to strengthen during 2014. Foster Wheeler believes opportunities will continue in Asia, the Middle East and South America driven by growing electricity demand as a result of the economic growth rates in those regions. However, there are a number of risks to the strengthening economic outlook: increased risks related to slower growth than anticipated in the emerging market economies; risk of lower-than-expected inflation in advanced economies, particularly the Eurozone, where persistent low inflation could harm the fragile economic recovery by reducing consumer spending and impacting the ability of governments and businesses to repay debt; and increased geopolitical risks. In addition, the political and civil situation in Ukraine has the potential to negatively impact project investment in the region, including Russia, and disrupt Foster Wheeler's ability to transact business in the surrounding region.

There are also a number of other constraining market factors that continue to impact the power markets that Foster Wheeler serves. Political and environmental sensitivity regarding coal-fired steam generators continues to cause prospective projects utilising coal as their primary fuel to be postponed or cancelled as clients experience difficulty in obtaining the required environmental permits or decide to wait for additional clarity regarding governmental regulations. The sensitivity has been especially pronounced in the US and Western Europe due to the concern that coal-fired steam generators, relative to alternative fuel sources, contribute more toward global warming through the discharge of greenhouse gas emissions into the atmosphere. The outlook for continued lower natural gas pricing over the next three to five years in North America, driven by increasing supply of natural gas, has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. In addition, the constraints on the global credit market may continue to impact some of Foster Wheeler's clients' investment plans as these clients are affected by the availability and cost of financing, as well as their own financial strategies, which could include cash conservation. These factors could negatively impact investment in the power sector, which in turn could negatively impact Foster Wheeler's Global Power Group's ability to book work and which could have a material negative impact on Foster Wheeler's Global Power Group's business.

Longer-term, Foster Wheeler believes that global demand for electrical energy will continue to grow. Foster Wheeler believes that the majority of the growth will be driven by emerging economies and that solid-fuel-fired steam generators will continue to fill a significant portion of the incremental growth in new generating capacity in the emerging economies.

Globally, Foster Wheeler sees a growing need to repower older coal plants with new, more efficient and cleaner burning plants, including both coal and other fuels, in order to meet environmental, financial and reliability goals set by policy makers in many countries. The fuel flexibility of Foster Wheeler's CFB steam generators enables them to burn a wide variety of fuels other than coal and to produce carbon-neutral electricity when fired by biomass. In addition, Foster Wheeler's utility steam generators can be designed to incorporate supercritical steam technology, which Foster Wheeler believes significantly improves power plant efficiency and reduces power plant emissions.

Foster Wheeler is currently executing a project for four 550 megawatt electrical, or MWe, supercritical CFB steam generators for a power project in South Korea. Foster Wheeler believes this project shows a growing acceptance of CFB technology in the large utility boiler market sector, which provides a growing market opportunity for Foster Wheeler's CFB technology. Further, this project will allow Foster Wheeler to demonstrate its most advanced CFB design featuring vertical-tube, once-through ultra-supercritical steam technology. Commercial operation of the units is scheduled for 2015.

Foster Wheeler completed an engineering and supply project for a pilot-scale (approximately 30 megawatt thermal, equivalent to approximately 10 MWe) CFB steam generator, which incorporates Foster Wheeler's carbon-capturing Flexi-BurnTM technology. The pilot plant began successfully capturing CO2 in September 2012.

Recently Foster Wheeler was awarded a contract to design and supply two 255 MWe CFB steam generator islands in Turkey, which will include flue gas cleaning with two of Foster Wheeler's CFB scrubbers. Foster Wheeler also was awarded a design and supply contract in Vietnam for two 300 MWe pulverised coal arch fired units. In addition, Foster Wheeler received contracts for two 60 MWe grate boilers to be located at a sugar mill in Pakistan and for two of Foster Wheeler's package boilers, designed to produce over 300 thousand pounds per hour of superheated steam at a steam plant with expanded scope in the US.

Results

The following table presents Foster Wheeler's Global Power Group's operating revenue and EBITDA for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
	2013	2014	$ Change	% Change
	($ thousands)
Operating revenues	202,170	180,438	(21,732)	(10.7)%

EBITDA	24,687	28,726	4,039	16.4%

The table below presents Foster Wheeler's Global Power Group's operating revenues by geographic region, based upon where Foster Wheeler's projects are being executed, for the three months ended 31 March 2014 and 2013:

	Three months ended 31 March
	2013	2014	Change	% Change
	($ thousands)
Asia Pacific	75,787	100,442	24,655	32.5%
Europe	58,438	11,030	(47,408)	(81.1)%
Middle East	2,845	904	(1,941)	(68.2)%
North America	60,138	59,812	(326)	(0.5)%
South America	4,962	8,250	3,288	66.3%

Total	202,170	180,438	(21,732)	(10.7)%

Three months ended 31 March 2014 vs. Three months ended 31 March 2013

Foster Wheeler's Global Power Group experienced decreased operating revenues in the first three months of 2014, compared to the same period in 2013. The decrease was primarily attributable to decreased volume of business and a change in the operations and maintenance fee structure at one of Foster Wheeler's build, own and operate projects in the US that resulted in a decrease in operating revenues of $10,600. Please see the section below entitled "US Build, Own and Operate Project" for additional information. Excluding the impact of this US build, own and operate project and foreign currency fluctuations, Foster Wheeler's Global Power Group's operating revenues decreased 6 per cent. in the first three months of 2014, compared to the same period in 2013. Please refer to the "—Overview of Segment" section above for a discussion of Foster Wheeler's Global Power Group's market outlook.

Foster Wheeler's Global Power Group's EBITDA increased in the first three months of 2014, compared to the same period in 2013. The increase in EBITDA included the impact of decreased SG&A expenses of $2,000 and the favourable impact related to the change in net foreign exchange transaction gains and losses of $1,200. Additionally, contract profit, excluding the change related to Foster Wheeler's US build, own and operate project described below, contributed an increase in EBITDA of $800 as a result of increased contract profit margins, partially offset by decreased volume of operating revenues. The above items which increased EBITDA were partially offset by decreased equity earnings from Foster Wheeler's Global Power Group's project in Chile of $1,400.

Foster Wheeler's equity earnings from its project in Chile were $2,800 and $4,200 in the first three months of 2014 and 2013, respectively. The decrease in equity earnings in the first three months of 2014, compared to the same period in 2013, was primarily driven by a reversal of a risk contingency in the first quarter of 2013 associated with the insurance proceeds received by Foster Wheeler's project in

Chile in connection with its 2010 earthquake loss. Excluding this item, equity earnings would have shown an increase when comparing the first three months of 2014 to the same period in 2013.

U.S. Build, Own and Operate Project

Martinez Cogen Limited Partnership, or MCLP, a limited liability partnership which is a majority-owned subsidiary of Foster Wheeler's Global Power Group, owns and operates a combined-cycle gas turbine facility located in Martinez, California. MCLP produces electric power and steam, and its primary customer is a refinery. During the first three months of 2013, MCLP earned revenues from the sale of power and steam to the refinery and of electric power to the grid. Pursuant to a new agreement effective in May 2013 between MCLP and the refinery, in lieu of product sales, all costs of operation are passed through to the refinery and MCLP receives a management fee. This change in fee structure resulted in a decrease in operating revenue of $10,600 during the first three months of 2014, compared to the same period in 2013, which in turn resulted in a decrease in contract profit of $1,800.

In 2013, pursuant to the partnership agreement between the MCLP partners, Foster Wheeler's Global Power Group's ownership interest in MCLP increased to 99 per cent. Foster Wheeler's Global Power Group's financial results for its interest in MCLP reflect this change in ownership percentage. The change in ownership interests resulted in decreased earnings to the non-controlling interest. The foregoing changes to the project's fee structure and allocation of earnings resulted in a minimal impact to Foster Wheeler's Global Power Group's EBITDA during the first three months of 2014, compared to the same period in 2013.

The following table presents Foster Wheeler's Global Power Group's operating revenue and EBITDA for the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December
			2012 vs. 2011			2013 vs. 2012
					Year ended 31 December 2013
	2011	2012	$ Change	% Change		$ Change	% Change
	($ thousands, unless otherwise stated)
Operating Revenues	1,015,029	972,067	(42,962)	(4.2)%	793,863	(178,204)	(18.3)%
EBITDA	178,233	204,758	26,525	14.9%	147,227	(57,531)	(28.1)%

The table below presents Foster Wheeler's Global Power Group's operating revenues by geographic region, based upon where its projects are being executed, for the years ended 31 December 2013, 2012, and 2011:

	Year ended 31 December
			2012 vs. 2011			2013 vs. 2012
					Year ended 31 December 2013
	2011	2012	$ Change	% Change		$ Change	% Change
	($ thousands, unless otherwise stated)
Africa	3,392	2,501	(891)	(26.3)%	87	(2,414)	(96.5)%
Asia Pacific	285,554	401,676	116,122	40.7%	358,287	(43,389)	(10.8)%
Europe	444,081	300,792	(143,289)	(32.3)%	222,179	(78,613)	(26.1)%
Middle East	34,957	13,938	(21,019)	(60.1)%	4,896	(9,042)	(64.9)%
North America	218,357	220,377	2,020	0.9%	178,039	(42,338)	(19.2)%
South America	28,688	32,783	4,095	14.3%	30,375	(2,408)	(7.3)%

Total	1,015,029	972,067	(42,962)	(4.2)%	793,863	(178,204)	(18.3)%

Year ended 31 December 2013 vs. Year ended 31 December 2012

Foster Wheeler's Global Power Group experienced a decrease in operating revenues in the year ended 31 December 2013, compared to the year ended 31 December 2012, of 18 per cent. The decrease was primarily driven by decreased volume of business. Excluding foreign currency fluctuations, its Global

Power Group's operating revenues decreased 20 per cent. for the year ended 31 December 2013, compared to the year ended 31 December 2012.

Foster Wheeler's Global Power Group's EBITDA decreased in the year ended 31 December 2013, compared to the year ended 31 December 2012, primarily driven by decreased contract profit of $44,100, inclusive of a charge for severance-related post-employment benefits. During the year ended 31 December 2013, Foster Wheeler's Global Power Group incurred charges for severance-related post-employment benefits of $17,000, comprising amounts recognised in contract profit and SG&A expenses of $11,700 and $5,300, respectively. Foster Wheeler's Global Power Group's decreased EBITDA also included charges during the year ended 31 December 2013 for facility shutdown costs which totalled $2,100, the unfavourable impact of the inclusion of a gain recognised during the year ended 31 December 2012 related to the favourable settlement of Foster Wheeler's claim with a client on a legacy project of $2,000 and decreased governmental economic subsidies and other non-income tax credits of $900. The impact, year-on-year of these items which decreased EBITDA was partially offset by increased equity earnings in the year ended 31 December 2013 from Foster Wheeler's Global Power Group's project in Chile of $7,200.

The decrease in contract profit primarily resulted from decreased volume of operating revenues, partially offset by increased contract profit margins. Additionally, the decrease in contract profit included the unfavourable impact of a settlement with a subcontractor of approximately $6,900 during the year ended 31 December 2012.

Year ended 31 December 2012 vs. Year ended 31 December 2011

Foster Wheeler's Global Power Group experienced a decrease in operating revenues in the year ended 31 December 2012, compared to the year ended 31 December 2011, of 4 per cent. The decrease was primarily driven by decreased volume of business and the unfavourable impact of foreign currency fluctuations. Excluding foreign currency fluctuations, Foster Wheeler's Global Power Group's operating revenues decreased 1 per cent. in the year ended 31 December 2012, compared to the year ended 31 December 2011.

Foster Wheeler's Global Power Group's EBITDA increased in the year ended 31 December 2012, compared to the year ended 31 December 2011, primarily driven by increased contract profit of $45,200. The increase in contract profit primarily resulted from increased contract profit margins, partially offset by decreased volume of operating revenues. In addition, the increase in contract profit included the favourable impact of a settlement with a subcontractor of approximately $6,900 during the year ended 31 December 2012 and the favourable impact of the inclusion of an out-of-period correction recorded during the year ended 31 December 2011 for a reduction of final estimated profit of approximately $4,600. The increase in EBITDA also included the unfavourable impact of decreased equity earnings from its Global Power Group's project in Chile of $10,600 and the favourable impact related to decreased legal fees of $5,200.

Equity Interest Investment in Chile

Foster Wheeler's equity earnings from its project in Chile were $27,500, $20,300 and $30,900 for the years ended 31 December 2013, 2012 and 2011, respectively. The increase in equity earnings for the year ended 31 December 2013, compared to the year ended 31 December 2012, was primarily driven by the net impact of two items: a $3,200 increase in Foster Wheeler's share of the project's 2012 earnings recognised as a result of a revised earnings allocation for the year ended 31 December 2012 that was approved in connection with the approval by the project's governing board of the 2012 earnings distribution during the year ended 31 December 2013, and a $3,000 increase from the reversal of an insurance-related contingency during 2013. The decrease in equity earnings for the year ended 31 December 2012, compared to the year ended 31 December 2011, was primarily driven by the impact of lower marginal rates for electrical power generation and the impact of a higher statutory tax rate in Chile, partially offset by an increase in the project's volume of electricity produced during the year ended 31 December 2012.

On 27 February 2010, an earthquake occurred off the coast of Chile that caused significant damage to its Global Power Group's project in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date. The project included an estimated recovery for lost profits under Foster Wheeler's business interruption insurance policy in its financial statements, which covered the whole period while the facility suspended normal operating activities. The facility began operating at less than normal utilisation during the three months ended 30 June 2011 and achieved normal operating activities during the three months ended 30 September 2011. Proceeds from the business interruption insurance were based on market rates for electricity during the period when the facility suspended normal operating activities.

Liquidity and Capital Resources

Cash Flows Activities

The table below presents Foster Wheeler's cash and cash equivalents and restricted cash balances:

	As of
			2014 vs. 2013
	31 December 2013	31 March 2014
			Change	% Change
	($ thousands, unless otherwise stated)
Cash and cash equivalents	556,190	527,867	(28,323)	(5.1)%
Restricted cash	82,867	53,580	(29,287)	(35.3)%

Total	639,057	581,447	(57,610)	(9.0)%

Total cash and cash equivalents and restricted cash held by Foster Wheeler's non-US entities as of 31 March 2014 and 31 December 2013 were $450,100 and $493,000, respectively.

During the first three months of 2014, Foster Wheeler experienced a decrease in cash and cash equivalents of $28,300. The decrease in cash and cash equivalents included cash used in operating activities of $43,700, distributions to non-controlling interests of $6,700 and capital expenditures of $5,800. The above use of cash was partially offset by a decrease in restricted cash, excluding foreign currency translation effects, of $29,300 and proceeds received from the exercise of stock options of $1,700.

	As at 31 December		2013 vs. 2012
Cash and cash equivalents	2012	2013	$ Change	% Change
	($ thousands, unless otherwise stated)
Cash and cash equivalents	582,322	556,190	(26,132)	(4.5)%
Restricted cash	62,189	82,867	20,678	33.3%

Total	644,511	639,057	(5,454)	(0.8)%

Total cash and cash equivalents and restricted cash held by Foster Wheeler's non-US entities as at 31 December 2013 and 2012 were $493,000 and $522,300, respectively.

	As at 31 December		2012 vs. 2011
	2011	2012	$ Change	% Change
	($ thousands, unless otherwise stated)
Cash and cash equivalents	718,049	582,322	(135,727)	(18.9)%
Short-term investments	1,294	—	(1,294)	N/M (1)
Restricted cash	43,726	62,189	18,463	42.2%

Total	763,069	644,511	(118,558)	(15.5)%

Note:

(1)
Not meaningful.

During the year ended 31 December 2013, Foster Wheeler experienced a decrease in cash and cash equivalents of $26,100, primarily as a result of cash used to repurchase its shares and to pay related commissions under its share repurchase programme of $150,100, cash used for payments related to business acquisitions of $52,100, cash used for capital expenditures of $27,700, an increase in restricted cash, excluding foreign currency translation effects, of $17,400 and the repayment of debt and capital lease obligations of $14,900. The above uses of cash were partially offset by cash provided by operating activities of $192,000 and proceeds received from the disposition of a business of $48,600.

Cash Flows from Operating Activities

	Three months ended 31 March
	2013	2014
	($ thousands)
$ Amount	(36,114)	(43,675)
$ Change	—	(7,561)

Net cash used in operating activities in the first three months of 2014 primarily resulted from cash used for working capital of $53,800, cash used for net asbestos-related payments of $14,800 and mandatory contributions to Foster Wheeler's non-US pension plans of $5,400, partially offset by cash provided by net income of $32,400, which excluded non-cash charges of $17,400.

The increase in net cash used in operating activities of $7,600 in the first three months of 2014, compared to the same period of 2013, resulted primarily from decreased cash provided by net income excluding non-cash charges of $8,200.

Working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of Foster Wheeler's contracts and the timing of the related cash receipts. During the first three months of 2014 and 2013, Foster Wheeler used cash to fund working capital, as cash used for services rendered and purchases of materials and equipment exceeded cash receipts from client billings, which included the impact of delayed project payments and contributed to Foster Wheeler's receivables balance. Project payments can be delayed, particularly on contracts involving national oil companies, due to those customers' internal processes for approval of invoices and release of funds.

In particular, Foster Wheeler had $57,600 and $54,400, as of 31 March 2014 and 31 December 2013, respectively, of accounts receivable due from the national oil company in Venezuela. Although the payment history of this client is good, payments continue to be significantly delayed. In general, a delay in payment by Foster Wheeler's customers is not indicative of customer credit risk. In other cases where payments are delayed due to disagreements between Foster Wheeler and its clients regarding the level of or quality of work performed or regarding billing terms, Foster Wheeler assesses its contractual right to invoice the client and, if it believes there is a probable commercial risk to collection of contract revenues, Foster Wheeler provides an allowance against the valuation of contract work in progress at the individual contract level.

As more fully described below in "—Outlook", Foster Wheeler believes its existing cash balances and forecasted net cash provided from operating activities will be sufficient to fund its operations throughout the next 12 months. Foster Wheeler's ability to maintain or increase its cash flows from operating activities in future periods will depend in large part on the demand for Foster Wheeler's products and services and Foster Wheeler's operating performance in the future. See "—Global E&C Group—Overview of Segment" and "—Global Power Group—Overview of Segment" above for Foster Wheeler's view of the outlook for each of Foster Wheeler's business segments.

	Year ended 31 December
	2011	2012	2013
	($ thousands)
$ Amount	183,946	92,369	192,405
$ Change	—	(91,577)	100,036

Net cash provided by operating activities for the year ended 31 December 2013 primarily resulted from cash provided by net income of $257,800, which included a gain and related cash receipts of $15,800 for an insurance receivable related to an insolvent insurance carrier, which Foster Wheeler had previously written-off, and excluded non-cash charges of $156,700, partially offset by cash used to fund working capital of $24,600, mandatory contributions to Foster Wheeler's pension plans of $21,400 and cash used for Foster Wheeler's US net asbestos-related payments of $18,200, which excluded the above collection of an insurance receivable of $15,800 as the gain was recognised in net income.

The increase in net cash provided by operating activities of $100,000 in the year ended 31 December 2013, compared to the year ended 31 December 2012, resulted primarily from a decrease in cash used to fund working capital that resulted in an increase in cash of $118,400, partially offset by increased asbestos-related payments of $9,200.

The decrease in net cash provided by operating activities of $91,600 in the year ended 31 December 2012, compared to the year ended 31 December 2011, resulted primarily from an increase in cash used to fund working capital that resulted in a decrease in cash of $144,400, partially offset by decreased contributions to its pension plans of $49,300, which was driven by lower discretionary contributions of $51,300.

Working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of its contracts and the timing of the related cash receipts. During the year ended 31 December 2013, Foster Wheeler used cash to fund working capital as cash used for services rendered and purchases of materials and equipment exceeded cash receipts from client billings. During the year ended 31 December 2012, Foster Wheeler used cash to fund working capital as cash used for services rendered and purchases of materials and equipment exceeded cash receipts from client billings, which included the impact of delayed project payments and contributed to Foster Wheeler's increase in receivables balance during the year ended 31 December 2012. Foster Wheeler generated cash from the conversion of working capital during the year ended 31 December 2011, as cash receipts from client billings exceeded cash used for services rendered and purchases of materials and equipment.

Project payments can be delayed, particularly on contracts involving national oil companies, due to those customers' internal processes for approval of invoices and release of funds. Foster Wheeler's accounts receivable as at 31 December 2013 and 2012 included a greater concentration of receivables from national oil companies, relative to 31 December 2011. In particular, Foster Wheeler had $54,400 and $46,900, as at 31 December 2013 and 2012, respectively, of accounts receivable due from the national oil company in Venezuela. Although the payment history of this client is good, payments continue to be significantly delayed. Additionally, there were a number of large projects in Foster Wheeler's Global Power Group during the year ended 31 December 2012 that were in the final phases of execution and commissioning where virtually all of the cash had been collected in advance. In general, a delay in payment by Foster Wheeler's customers is not indicative of customer credit risk. In other cases where payments are delayed due to disagreements between Foster Wheeler and its clients regarding the level of or quality of work performed or regarding billing terms, Foster Wheeler assesses its contractual right to invoice the client and, if Foster Wheeler believes there is a probable commercial risk to collection of contract revenues, Foster Wheeler provides an allowance against the valuation of contract work in progress at the individual contract level.

Foster Wheeler believes its existing cash balances and forecasted net cash provided from operating activities will be sufficient to fund its operations throughout the next 12 months. Foster Wheeler's ability to maintain or increase its cash flows from operating activities in future periods will depend in large part on the demand for its products and services and its operating performance in the future.

Cash Flows from Investing Activities

	Three months ended 31 March
	2013	2014
	($ thousands)
$ Amount	(14,956)	23,577
$ Change	—	38,533
The net cash provided by investing activities in the first three months of 2014 was attributable primarily to a decrease in restricted cash, excluding foreign currency translation effects, of $29,300, partially offset by capital expenditures of $5,800.

The net cash used in investing activities in the first three months of 2013 was attributable primarily to cash used for a business acquisition, net of cash acquired, of $24,900 and capital expenditures of $7,900, partially offset by cash provided by a decrease in restricted cash, excluding foreign currency translation effects, of $17,600.

The capital expenditures in the first three months of 2014 and 2013 related primarily to leasehold improvements, information technology equipment and office equipment.

	Year ended 31 December
	2011	2012	2013
	($ thousands)
$ Amount	(73,689)	(116,460)	(59,020)
$ Change	—	(42,771)	57,440

The net cash used in investing activities in the year ended 31 December 2013 was attributable primarily to payments related to business acquisitions, net of cash acquired, of $52,100, capital expenditures of $27,700 and net cash used as a result of an increase in restricted cash, excluding foreign currency translation effects, of $17,400, which was primarily driven by increased client dedicated funds, partially offset by proceeds received from the disposition of a business of $48,600.

The net cash used in investing activities in the year ended 31 December 2012 was attributable primarily to payments related to business acquisitions, net of cash acquired, of $69,700. Other investing activities included capital expenditures of $34,700 and net cash used as a result of an increase in restricted cash, excluding foreign currency translation effects, of $18,100, partially offset by cash provided by a return of investment from unconsolidated affiliates of $6,200. The increase in restricted cash was primarily attributable to increased cash received for client dedicated accounts for project-related purchases.

The net cash used in investing activities in the year ended 31 December 2011 was attributable primarily to payments related to business acquisitions of $29,400, capital expenditures of $26,200 and net cash used as a result of an increase in restricted cash of $18,700.

The capital expenditures in the years ended 31 December 2013, 2012 and 2011 related primarily to project construction, leasehold improvements, IT equipment and office equipment.

Cash Flows from Financing Activities

	Three months ended 31 March
	2013	2014
	($ thousands)
$ Amount	(44,536)	(5,301)
$ Change	—	39,235

The net cash used in financing activities in the first three months of 2014 was attributable primarily to cash used for distributions to non-controlling interests of $6,700, partially offset by cash received from the exercise of stock options of $1,700.

The net cash used in financing activities in the first three months of 2013 was attributable primarily to cash used to repurchase shares and to pay related commissions under Foster Wheeler's share repurchase programme of $33,900 and, to a lesser extent, distributions to non-controlling interests of $10,500.

	Year ended 31 December
	2011	2012	2013
	($ thousands)
$ Amount	(421,302)	(125,578)	(158,582)
$ Change	—	295,724	(33,004)

The net cash used in financing activities for the year ended 31 December 2013 was attributable primarily to the cash used to repurchase shares and to pay related commissions under Foster Wheeler's share repurchase programme of $150,100. Other financing activities included cash used for the repayment of debt and capital lease obligations of $14,900 and distributions to non-controlling interests of $12,600, partially offset by cash provided from the exercise of stock options of $19,200.

The net cash used in financing activities in the year ended 31 December 2012 was attributable primarily to the cash used to repurchase shares and to pay related commissions under Foster Wheeler's share repurchase programme of $91,000. Other financing activities included cash used for distributions to non-controlling interests of $18,300 and the repayment of debt and capital lease obligations of $13,000.

The net cash used in financing activities in the year ended 31 December 2011 was attributable primarily to the cash used to repurchase shares and to pay related commissions under its share repurchase programme of $409,400. Other financing activities included cash used for repayment of debt and capital lease obligations of $12,500 and distributions to non-controlling interests of $11,400, partially offset by cash provided from the exercise of stock options of $11,900.

Outlook

Foster Wheeler's liquidity forecasts cover, among other analyses, existing cash balances, cash flows from operations, cash repatriations, changes in working capital activities, unused credit line availability and claim recoveries and proceeds from asset sales, if any. These forecasts extend over a rolling 12-month period. Based on these forecasts, Foster Wheeler believes its existing cash balances and forecasted net cash provided by operating activities will be sufficient to fund its operations throughout the next 12 months. Based on these forecasts, Foster Wheeler's primary cash needs will be working capital, its 2014 acquisition activity, its dividend payment, capital expenditures, mandatory pension contributions and net asbestos-related payments. Foster Wheeler may also use cash at its discretion for additional acquisitions or discretionary pension plan contributions. The majority of Foster Wheeler's cash balances are invested in short-term interest-bearing accounts with maturities of less than three months at credit-worthy financial institutions around the world. Further significant deterioration of the current global economic and credit market environment could challenge Foster Wheeler's efforts to maintain its well-diversified asset allocation with credit-worthy financial institutions and/or unfavourably impact its liquidity and financial statements. Foster Wheeler will continue to monitor the global economic environment, particularly in those countries where it has operations or assets.

It is customary in the industries in which Foster Wheeler operates to provide standby letters of credit, bank guarantees or performance bonds in favour of clients to secure obligations under contracts. Foster Wheeler believes that it will have sufficient letter of credit capacity from existing facilities throughout the next 12 months.

Foster Wheeler is dependent on cash repatriations from its subsidiaries to cover payments and expenses of its parent holding company in Switzerland, to cover cash needs related to its asbestos-related liability and other overhead expenses in the United States and, at its discretion, specific liquidity needs, such as funding acquisitions and the dividend payment. Consequently, Foster Wheeler requires cash repatriations to Switzerland and the United States from its entities located in other countries in the normal course of its operations to meet its Swiss and US cash needs. Foster Wheeler has successfully repatriated cash for many years. Foster Wheeler believes that it can repatriate the required amount of cash to Switzerland and the United States. Additionally, Foster Wheeler continues to have access to the revolving credit portion of its senior unsecured credit facility, if needed. During the years ended 31 December 2013, 2012 and 2011, Foster Wheeler repatriated cash to the United States from its US-owned non-US subsidiaries and branches for certain specific liquidity needs totalling approximately $40,000, $18,600 and $45,100, respectively. These repatriations were made from its non-US subsidiaries where Foster Wheeler had previously provided for any potential incremental deferred taxes on the eventual repatriation of the earnings, and, accordingly, there was no incremental US tax consequence in the period of the repatriation.

Foster Wheeler's net asbestos-related cash payments are predominantly related to its US subsidiaries and include indemnity and defence costs, net of insurance proceeds. During the first three months of 2014, Foster Wheeler had net asbestos-related cash outflows of approximately $14,800. During the year ended 31 December 2013, Foster Wheeler's US net asbestos-related cash outflows were approximately $2,400, which was net of cash proceeds received during the year ended 31 December 2013 related to the collection of a receivable from an insolvent insurance carrier, which had been previously written-off. For the year ended 31 December 2014, Foster Wheeler expects its US net cash outflows to be approximately $32,100. This estimate assumes no settlements with insurance companies or elections by Foster Wheeler to fund additional payments. As Foster Wheeler continues to collect cash from insurance settlements and assuming no increase in its asbestos-related insurance liability or any future insurance settlements, the asbestos-related insurance receivable recorded on its balance sheet will continue to decrease.

On 3 August 2012, Foster Wheeler entered into a five-year senior unsecured credit agreement, which replaced its amended and restated senior unsecured credit agreement from July 2010. Foster Wheeler's new senior credit agreement provides for a facility of $750,000 and contains an increase option permitting Foster Wheeler, subject to certain requirements, to arrange with existing lenders and/or new lenders to provide up to an aggregate of $300,000 in additional commitments. During the term of this senior credit agreement, Foster Wheeler may request, subject to certain requirements, up to two one-year extensions of the contractual termination date.

Foster Wheeler can issue up to $750,000 under the letter of credit portion of the facility. Letters of credit issued under its senior credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in its corporate credit ratings, as defined in the senior credit agreement. Based on its current credit ratings, letter of credit fees for performance and non-performance letters of credit issued under its senior credit agreement are 0.75 per cent. and 1.50 per cent. per annum of the outstanding amount, respectively, excluding a nominal fronting fee. Foster Wheeler also has the option to use up to $250,000 of the $750,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the senior credit agreement, plus 1.50 per cent., subject also to the performance pricing noted above.

Foster Wheeler had approximately $304,500, $253,900 and $225,600 of letters of credit outstanding under its senior credit agreements in effect as at 31 March 2014, 31 December 2013 and 31 December 2012, respectively. There were no funded borrowings under its senior credit agreements in effect as at 31 March 2014, 31 December 2013 and 31 December 2012. Based on its current operating plans and cash forecasts, Foster Wheeler does not intend to borrow under its senior credit agreement to meet Foster Wheeler's non-discretionary liquidity needs during the year ending 31 December 2014.

Foster Wheeler is not required to make any mandatory contributions to its US pension plans in 2014 based on the minimum statutory funding requirements. Foster Wheeler made mandatory contributions totalling approximately $5,400 to its non-US pension plans during the first three months of 2014. Based on the minimum statutory funding requirements for the year ending 31 December 2014, Foster Wheeler expects to make mandatory contributions totalling approximately $23,300 to its non-US pension plans in the year ending 31 December 2014. Additionally, Foster Wheeler may elect to make discretionary contributions to its US and/or non-US pension plans during the year ending 31 December 2014.

On 12 September 2008, Foster Wheeler announced a share repurchase programme pursuant to which Foster Wheeler's Board authorised the repurchase of up to $750,000 of its outstanding shares and the designation of the repurchased shares for cancellation. On 4 November 2010, Foster Wheeler's Board proposed an increase to its share repurchase programme of $335,000, which was approved by its shareholders at an EGM on 24 February 2011. On 22 February 2012, Foster Wheeler's Board proposed an additional increase to its share repurchase programme of approximately $419,398, which was approved by its shareholders at its 2012 AGM on 1 May 2012.

Based on the aggregate share repurchases under its programme through 31 March 2014, Foster Wheeler was authorised to repurchase up to an additional $270,054 of its outstanding shares as of such date. Any repurchases will be made at its discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The programme does not obligate Foster Wheeler to acquire any particular number of shares. The programme has no expiration date and may be suspended or discontinued at any time. Any repurchases made pursuant to the share repurchase programme will be funded using its cash on hand. Through 31 March 2014, Foster Wheeler has repurchased 50,502,778 shares for an aggregate cost of approximately $1,234,344 since the inception of the repurchase programme announced on 12 September 2008. Foster Wheeler has executed the repurchases in accordance with 10b5-1 repurchase plans as well as other privately negotiated transactions pursuant to its share repurchase programme. The 10b5-1 repurchase plans allow Foster Wheeler to purchase shares at times when Foster Wheeler may not otherwise do so due to regulatory or internal restrictions. Purchases under the 10b5-1 repurchase plans are based on parameters set forth in the plans.

During the first three months of 2014, Foster Wheeler entered into a merger implementation agreement with MDM Engineering Group Limited to acquire all of their ordinary shares and options. Foster Wheeler's aggregate cash needs related to this acquisition will be approximately $109,000. During April 2014, Foster Wheeler acquired certain assets of the Siemens Environmental Systems and Services business from Siemens Energy, Inc. in a cash transaction for a nominal amount.

On 26 February 2014, Foster Wheeler's Board approved a proposal to its shareholders for a one-time dividend of $0.40 per share. Foster Wheeler's shareholders approved this dividend at its AGM on 7 May 2014 and this dividend was paid shortly after Foster Wheeler's AGM. This dividend is not linked to, and not conditional on, the closing of the Offer. The covenants of Foster Wheeler's senior unsecured credit agreement do not limit its ability to pay this dividend and Foster Wheeler expects that there will be no Swiss withholding taxes on the dividend as the dividend consisted of reserves from capital contributions (Reserven aus Kapitaleinlagen).

Off-Balance Sheet Arrangements

Foster Wheeler owns several non-controlling interests in power projects in Chile and Italy. Certain of the projects have third-party debt that is not consolidated in its balance sheet. Foster Wheeler has also issued certain guarantees for the Chile-based project.

Contractual Obligations

Foster Wheeler has contractual obligations comprising long-term debt, non-cancellable operating lease commitments, purchase commitments, capital lease obligations and pension and other post-retirement benefit funding requirements. The table below presents Foster Wheeler's expected cash flows related to contractual obligations outstanding as at 31 December 2013:

Expected cash flows	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	($ thousands)
Long-term debt
Principal	71,800	9,500	21,600	15,000	25,700
Interest	8,600	1,700	2,500	2,100	2,300
Interest rate swaps(1)	8,100	2,300	3,400	1,600	800
Capital lease obligations
Principal	54,400	3,000	7,200	9,900	34,300
Interest	31,600	5,200	9,400	7,700	9,300
Non-cancellable operating lease obligations	352,700	59,800	95,500	63,700	133,700
Purchase commitments	745,900	712,900	23,400	9,600	—
Funding requirements
Pension US(2)	—	—	—	—	—
Pension non-US(2)	100,400	22,900	40,000	37,500	—
Other post-retirement benefits	44,800	5,100	9,900	9,200	20,600

Total contractual cash obligations	1,418,300	822,400	212,900	156,300	226,700

Notes:

(1)
In determining the payments under Foster Wheeler's interest rate swap agreements, Foster Wheeler used the difference between a weighted-average fixed interest rate of 4.48 per cent., based on the terms of its interest rate swap agreements, and the variable rates of the underlying debt facilities based upon an estimated 6-month Euribor plus a spread varying from 0.9 per cent. to 1.0 per cent. throughout the life of the debt facilities. Payments related to the underlying variable rate debt facilities are included on the interest line in the above table.

(2)
Funding requirements are expected to extend beyond five years; however, data for contribution requirements beyond five years are not yet available and depend on the performance of its investment portfolio and actuarial experience. These projections assume no discretionary contributions.

The table above does not include payments of Foster Wheeler's asbestos-related liabilities as Foster Wheeler cannot reasonably predict the timing of the net cash outflows associated with this liability beyond 2014. Foster Wheeler expects to fund $32,000 of its asbestos liability indemnity and defence costs from its cash flows in 2014 net of the cash expected to be received from existing insurance settlements.

The table above does not include payments relating to Foster Wheeler's uncertain tax positions as Foster Wheeler cannot reasonably predict the timing of the net cash outflows associated with the settlement of these obligations. Foster Wheeler's total liability (including accrued interest and penalties) is approximately $112,900 as at 31 December 2013.

Foster Wheeler is contingently liable under standby letters of credit, bank guarantees and surety bonds, primarily for guarantees of its performance on projects currently in execution or under warranty. These balances include the standby letters of credit issued under the senior unsecured credit agreement and from other facilities worldwide. The table below presents Foster Wheeler's commitments and their period of expiration as at 31 December 2013:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	($ thousands)
Bank issued letters of credit and guarantees	707,800	422,800	165,100	22,500	97,400
Surety bonds	252,700	87,600	100,600	64,500	—

Total commitments	960,500	510,400	265,700	87,000	97,400

New Orders and Backlog

New orders are recorded and added to the backlog of unfilled orders based on signed contracts as well as agreed letters of intent, which Foster Wheeler has determined are legally binding and likely to proceed. Backlog can fluctuate from one reporting period to the next due to the timing of new awards and when the contract revenue is recognised in Foster Wheeler's consolidated financial statements. The timing and duration of backlog execution is dependent upon the scope and type (or nature) of the work being executed. The elapsed time from the award of a contract to completion of performance can be as short as several quarters and may be up to approximately four years. At any point in time, Foster Wheeler's backlog contains a portfolio of contracts at various stages of completion that will be executed at varying rates over varying durations. Foster Wheeler cannot predict with certainty the portion of backlog to be performed in a given year.

Although backlog represents only business that is considered likely to be performed, cancellations or scope adjustments may and do occur. The dollar amount of backlog is not necessarily indicative of its future earnings related to the performance of such work due to factors outside its control, such as changes in project schedules, scope adjustments or project cancellations. Backlog is adjusted quarterly to reflect new orders, project cancellations, deferrals, revised project scope and cost and sales of subsidiaries, if any.

Backlog measured in Foster Wheeler scope reflects the dollar value of backlog excluding third-party costs incurred by Foster Wheeler on a reimbursable basis as agent or principal, or flow-through costs. Foster Wheeler scope measures the component of backlog with profit potential and corresponds to its services plus fees for reimbursable contracts and total selling price for fixed-price or lump sum contracts.

The tables below present Foster Wheeler's new orders and backlog of unfilled orders by period and include amounts for discontinued operations for periods prior to the year ended 31 December 2013, which were insignificant based on its consolidated and business group balances.

New Orders, Measured in Terms of Future Revenues

	Three months ended
	31 March 2013			31 March 2014
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
	($ thousands)
By Project Location:
Africa	16,000	—	16,000	2,800	—	2,800
Asia Pacific	55,100	116,900	172,000	111,200	339,200	450,400
Europe	122,800	37,300	160,100	147,900	23,400	171,300
Middle East	43,200	200	43,400	96,900	37,300	134,200
North America	187,400	40,300	227,700	179,800	74,900	254,700
South America	43,200	4,200	47,400	22,100	7,200	29,300

Total	467,700	198,900	666,600	560,700	482,000	1,042,700

By Industry:
Power generation	1,500	172,800	174,300	55,100	469,400	524,500
Oil refining	265,300	—	265,300	209,800	—	209,800
Pharmaceutical	15,000	—	15,000	52,900	—	52,900
Oil and gas	66,700	—	66,700	100,800	—	100,800
Chemical/petrochemical	87,400	—	87,400	99,200	—	99,200
Power plant design, operation and maintenance	11,300	26,100	37,400	26,200	12,600	38,800
Environmental	2,400	—	2,400	1,200	—	1,200
Other, net of eliminations	18,100	—	18,100	15,500	—	15,500

Total	467,700	198,900	666,600	560,700	482,000	1,042,700

	Year ended 31 December
	2011			2012			2013
By Project Location	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
	($ thousands)
Africa	119,300	6,000	125,300	48,800	100	48,900	54,800	100	54,900
Asia Pacific	1,238,200	801,100	2,039,300	750,600	115,800	866,400	488,200	282,500	770,700
Europe	751,200	128,900	880,100	468,200	199,700	667,900	541,900	171,600	713,500
Middle East	245,100	14,200	259,300	765,800	3,500	769,300	325,400	2,100	327,500
North America	403,700	286,000	689,700	288,800	234,400	523,200	1,582,900	207,400	1,790,300
South America	267,400	24,700	292,100	538,200	35,600	573,800	169,500	29,100	198,600

Total	3,024,900	1,260,900	4,285,800	2,860,400	589,100	3,449,500	3,162,700	692,800	3,855,500

	Year ended 31 December
	2011			2012			2013
By Industry	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
	($ thousands)
Power generation	323,500	1,143,400	1,466,900	59,500	474,300	533,800	48,700	621,200	669,900
Oil refining	1,300,500	—	1,300,500	1,634,100	—	1,634,100	1,271,400	—	1,271,400
Pharmaceutical	43,800	—	43,800	56,700	—	56,700	76,800	—	76,800
Oil & Gas	801,900	—	801,900	382,000	—	382,000	404,700	—	404,700
Chemical/petrochemical	475,000	—	475,000	663,300	—	663,300	1,223,300	—	1,223,300
Power plant operation and maintenance	17,800	117,500	135,300	20,500	114,800	135,300	47,800	71,600	119,400
Environmental	6,500	—	6,500	8,500	—	8,500	8,400	—	8,400
Other, net of eliminations	55,900	—	55,900	35,800	—	35,800	81,600	—	81,600

Total	3,024,900	1,260,900	4,285,800	2,860,400	589,100	3,449,500	3,162,700	692,800	3,855,500

Backlog, Measured in Terms of Future Revenues

	As at 31 March			As at 31 December
	2014			2012			2013
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
	($ thousands)
By Contract Type
Lump sum turnkey	—	38,500	38,500	3,200	67,500	70,700	22,300	7,200	29,500
Other fixed-price	538,400	847,300	1,385,700	662,500	665,200	1,327,700	484,600	581,900	1,066,500
Reimbursable	2,779,200	22,000	2,801,200	2,219,000	30,600	2,249,600	2,889,600	19,000	2,908,600

Total	3,317,600	907,800	4,225,400	2,884,700	763,300	3,648,000	3,396,500	608,100	4,004,600

By Project Location
Africa	25,700	—	25,700	58,200	—	58,200	36,700	100	36,800
Asia Pacific	554,400	594,500	1,148,900	616,300	435,400	1,051,700	579,700	342,800	922,500
Europe	473,500	108,500	582,000	508,500	150,700	659,200	462,300	114,000	576,300
Middle East	778,500	38,400	816,900	850,700	4,600	855,300	837,500	1,700	839,200
North America	1,213,500	144,200	1,357,700	295,100	142,800	437,900	1,177,100	124,300	1,301,400
South America	272,000	22,200	294,200	555,900	29,800	585,700	303,200	25,200	328,400

Total	3,317,600	907,800	4,225,400	2,884,700	763,300	3,648,000	3,396,500	608,100	4,004,600

By Industry
Power generation	60,800	872,400	933,200	269,000	699,500	968,500	27,800	572,000	599,800
Oil refining	1,518,700	—	1,518,700	1,676,000	—	1,676,000	1,562,100	—	1,562,100
Pharmaceutical	71,400	—	71,400	26,600	—	26,600	44,500	—	44,500
Oil & Gas	283,500	—	283,500	269,600	—	269,600	302,800	—	302,800
Chemical/petrochemical	1,187,200	—	1,187,200	630,000	—	630,000	1,247,400	—	1,247,400
Power plant operation and maintenance	135,800	35,400	171,200	100	63,800	63,900	152,000	36,100	188,100
Environmental	4,000	—	4,000	3,200	—	3,200	5,400	—	5,400
Other, net of eliminations	56,200	—	56,200	10,200	—	10,200	54,500	—	54,500

Total	3,317,600	907,800	4,225,400	2,884,700	763,300	3,648,000	3,396,500	608,100	4,004,600

Backlog, measured in terms of Foster Wheeler Scope	2,940,500	906,200	3,846,700	2,196,700	753,500	2,950,200	2,973,200	605,200	3,578,400

Global E&C Group Man-hours in Backlog	21,200		21,200	17,000	—	17,000	21,400	—	21,400

The foreign currency translation impact on backlog and Foster Wheeler scope backlog resulted in decreases of $3,700 and $2,600, respectively, as of 31 March 2014 compared to 31 December 2013.

The foreign currency translation impact on backlog and Foster Wheeler scope backlog resulted in decreases of $8,300 and $12,300, respectively, as at 31 December 2013 as compared to 31 December 2012.

Inflation

The effect of inflation on Foster Wheeler's financial results is minimal. Although a majority of Foster Wheeler's revenues are realised under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to complete the projects in these future periods. In addition, many of its projects are reimbursable at actual cost plus a fee, while some of the fixed-price contracts provide for price adjustments through escalation clauses.

Application of Critical Accounting Estimates

Foster Wheeler's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Management and the audit committee of Foster Wheeler's Board approve the critical accounting policies.

Highlighted below are the accounting policies that Foster Wheeler considers significant to the understanding and operations of its business as well as key estimates that are used in implementing the policies.

Revenue Recognition

Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed-price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognised on a percentage-of-completion basis when the realisation of an incentive is assessed as probable. Foster Wheeler includes flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when it has overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any time, Foster Wheeler has numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. Foster Wheeler relies extensively on estimates to forecast quantities of labour (man-hours), materials and equipment, the costs for those quantities (including exchange rates), and the schedule to execute the scope of work including allowances for weather, labour and civil unrest. Many of these estimates cannot be based on historical data, as most contracts are for unique, specifically designed facilities. In determining the revenues, Foster Wheeler must estimate the percentage-of-completion, the likelihood that the client will pay for the work performed, and the cash to be received net of any taxes ultimately due or withheld in the country where the work is performed. Projects are reviewed on an individual basis and the estimates used are tailored to the specific circumstances. In establishing these estimates, Foster Wheeler exercises significant judgement, and all possible risks cannot be specifically quantified.

The percentage-of-completion method requires that adjustments or re-evaluations to estimated project revenues and costs, including estimated claim recoveries, be recognised on a project-to-date cumulative basis, as changes to the estimates are identified. Revisions to project estimates are made as additional information becomes available or as specific project circumstances change, including information that becomes available subsequent to the date of Foster Wheeler's consolidated financial statements up through the date such consolidated financial statements are filed with the SEC. If the final estimated profit to complete a long-term contract indicates a loss, provision is made immediately for the total loss anticipated. Profits are accrued throughout the life of the project based on the percentage-of-completion. The project life cycle, including project-specific warranty commitments, can be up to approximately six years in duration.

The actual project results can be significantly different from the estimated results. When adjustments are identified near or at the end of a project, the full impact of the change in estimate is recognised as a change in the profit on the contract in that period. This can result in a material impact on its results for a single reporting period. Foster Wheeler reviews all of its material contracts on a monthly basis and revises its estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognised when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognised, the cumulative impact of that change is recorded based on progress achieved through the period of change. There were 36, 33 and 43 separate projects that experienced final estimated contract profit revisions with an impact on contract profit in excess of $1,000 for the years ended 31 December 2013, 2012 and 2011, respectively. The changes in final estimated contract profit resulted in a net increase of $98,900, $66,000 and $35,200 to reported contract profit for the years ended 31 December 2013, 2012 and 2011, respectively, relating to the revaluation of work performed on contracts in prior periods. The changes in final estimated contract profit revisions during the year ended 31 December 2012 for Foster Wheeler's Global Power Group were increased for a favourable settlement with a subcontractor of approximately $6,900. The changes in final estimated contract profit revisions during the year ended 31 December 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totalling approximately $7,800, which included final estimated profit reductions in Foster Wheeler's Global E&C Group and its Global Power Group of approximately $3,200 and $4,600, respectively. The corrections were recorded for the year ended 31 December 2011 as they were not material to previously issued financial statements, nor were they material to the financial statements for the year ended 31 December 2011. The impact on contract profit is measured as of the beginning of each year and represents the incremental contract profit or loss that would have been recorded in prior periods had Foster Wheeler been able to recognise in those periods the impact of the current period changes in final estimated profits.

Asbestos

Disclosures of US dollar amounts in this section on asbestos are not presented in thousands of US dollars.

Some of Foster Wheeler's US and UK subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the United States and the United Kingdom. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by its subsidiaries during the 1970s and earlier. The calculation of asbestos-related liabilities and assets involves the use of estimates as discussed below.

Foster Wheeler believes the most critical assumptions within its asbestos liability estimate are the number of future mesothelioma claims to be filed against Foster Wheeler, the number of mesothelioma claims that ultimately will require payment from Foster Wheeler or its insurers, and the indemnity payments required to resolve those mesothelioma claims.

United States

As at 31 December 2013, Foster Wheeler had recorded total liabilities of $278 million comprising an estimated liability of $47 million relating to open (outstanding) claims and an estimated liability of $231 million relating to future unasserted claims through 31 December 2028.

Since 2004, Foster Wheeler has worked with ARPC, nationally recognised consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defence costs at year-end for the next 15 years. Since that time, Foster Wheeler has recorded its estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the 2013 activity, ARPC recommended that certain assumptions used to estimate its future asbestos liability be updated as at 31 December 2013. Accordingly, Foster Wheeler developed a revised estimate of its aggregate indemnity and defence costs through 31 December 2028 considering the advice of ARPC. For the year ended 31 December 2013, Foster Wheeler revalued its liability for asbestos indemnity and defence costs through 31 December 2028 to $278 million, which brought its liability to a level consistent with ARPC's reasonable best estimate. In connection with updating its estimated asbestos liability and related asset, Foster Wheeler recorded a net charge of $46 million for the year ended 31 December 2013.

Foster Wheeler's net asbestos-related provision was the net result of its revaluation of its asbestos liability and related asset resulting from:

•
a charge related to the impact of an increase in its estimate of new claim filings,

•
a decrease in its estimate of claim filings which result in no monetary payments, which Foster Wheeler refers to as its zero-pay rate, over its 15-year estimate; and partially offset by the favourable impact of the inclusion of a gain recognised for the year ended 31 December 2013 upon collection of an insurance receivable of approximately $16 million related to an insolvent insurance carrier, which had been previously written off, as discussed below.

Foster Wheeler's net asbestos-related provision was also impacted, to a lesser extent, by:

•
an adjustment for actual claim settlement experience during the year; and

•
an accrual of another year of estimated claims under its rolling 15-year asbestos-related liability estimate.

Foster Wheeler believes the increase in its estimate of new claim filings and decrease in the zero-pay rate are short term in nature and that the longer-term trend will revert to its previous forecast. Foster Wheeler will continue to monitor these parameters and adjust its forecasts if actual results differ from its assumptions.

The total asbestos-related liabilities comprise Foster Wheeler's estimates for its liability relating to open (outstanding) claims being valued and its liability for future unasserted claims through 31 December 2028. Foster Wheeler's liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims broken down by disease type—mesothelioma, lung cancer, and non-malignancies, and estimated average cost per claim by disease type—mesothelioma, lung cancer and non-malignancies, zero-pay rate, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defence costs. Total defence costs and indemnity liability payments are estimated to be incurred through 31 December 2028, during which period the incidence of new claims is forecasted to decrease each year. Foster Wheeler believes that it is likely that there will be new claims filed after 31 December 2028, but in light of uncertainties inherent in long-term forecasts, Foster Wheeler does not believe that it can reasonably estimate the indemnity and defence costs that might be incurred after 31 December 2028. Through 31 December 2013, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $826 million and total cumulative defence costs paid were approximately $410 million, or approximately 33 per cent. of total defence and indemnity costs.

As at 31 December 2013, Foster Wheeler had recorded assets of $112 million, which represents its best estimate of settled and probable insurance recoveries relating to its liability for pending and estimated future asbestos claims through 31 December 2028. Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Foster Wheeler's asbestos-related insurance recovery receivable also includes its best estimate of settled and probable insurance recoveries relating to its liability for pending and estimated future asbestos claims through 31 December 2028. Foster Wheeler's asbestos-related assets have not been discounted for the time value of money.

Foster Wheeler's insurance recoveries may be limited by future insolvencies among its insurers. Other than receivables related to bankruptcy court-approved settlements during liquidation proceedings, Foster Wheeler has not assumed recovery in the estimate of its asbestos-related insurance asset from any of its currently insolvent insurers. Foster Wheeler has considered the financial viability and legal obligations of its subsidiaries' insurance carriers and believes that the insurers or their guarantors will continue to reimburse a significant portion of claims and defence costs relating to asbestos litigation. As at 31 December 2013 and 2012, Foster Wheeler has not recorded an allowance for uncollectible balances against its asbestos-related insurance assets. Foster Wheeler writes off receivables from insurers that have become insolvent; there have been no such write-offs during the years ended 31 December 2013, 2012 or 2011. During 2013, Foster Wheeler recognised a gain of approximately $16 million upon collection of an insurance receivable related to an insolvent insurance carrier, which Foster Wheeler had previously written-off. During the year ended 31 December 2011, Foster Wheeler reached an agreement with an insurer that was under bankruptcy liquidation and for which Foster Wheeler had written off its receivable prior to 2010. The asset awarded under the bankruptcy liquidation for this insurer was $4 million and was included in its asbestos-related assets as at 31 December 2011. This receivable was subsequently collected during the year ended 31 December 2012. Other insurers may become insolvent in the future and its insurers may fail to reimburse amounts owed to Foster Wheeler on a timely basis. If Foster Wheeler fails to realise the expected insurance recoveries, or experience delays in receiving material amounts from its insurers, its business, financial condition, results of operations and cash flows could be materially adversely affected.

Foster Wheeler plans to update its forecasts periodically to take into consideration its experience and to update its estimate of future costs and expected insurance recoveries. The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amount of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause Foster Wheeler to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on its financial condition, results of operations and cash flows.

The following table reflects the sensitivities in the 31 December 2013 consolidated financial statements associated with a change in certain estimates used in relation to the US asbestos-related liabilities:

Changes (increase or decrease) in assumption	Approximate Change in Liability
($ millions)
One percentage point change in the inflation rate related to the indemnity and defence costs	17
25 per cent. change in average indemnity settlement amount	40
25 per cent. change in forecasted number of new claims	58

Based on the 31 December 2013 liability estimate, an increase of 25 per cent. in the average per claim indemnity settlement amount would increase the liability by $40 million as described above and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate its insurance asset, this increase would result in a charge in the statement of operations of approximately 85 per cent. of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25 per cent., the percentage of that increase that would be expected to be funded by additional insurance recoveries would decline.

Foster Wheeler's subsidiaries have been effective in managing the asbestos litigation, in part, because its subsidiaries: (i) have access to historical project documents and other business records going back more than 50 years, allowing them to defend themselves by determining if the claimants were present at the location of the alleged asbestos exposure and, if so, the timing and extent of their presence; (ii) maintain good records on insurance policies and have identified and validated policies issued since 1952; and (iii) have consistently and vigorously defended these claims which has resulted in dismissal of claims that are without merit or settlement of meritorious claims at amounts that are considered reasonable.

United Kingdom

As at 31 December 2013, Foster Wheeler had recorded total liabilities of $33 million comprising an estimated liability relating to open (outstanding) claims of $8 million and an estimated liability relating to future unasserted claims through 31 December 2028 of $25 million. An asset in substantially an equal amount was recorded for the expected UK asbestos-related insurance recoveries. The liability estimates are based on a UK House of Lords' judgment that pleural plaque claims do not amount to a compensable injury and, accordingly, Foster Wheeler has reduced its liability assessment. If this ruling is reversed by legislation, the total asbestos liability recorded in the United Kingdom would increase to approximately $52 million, with a corresponding increase in the asbestos-related asset.

Defined Benefit Pension and Other Post-retirement Benefit Plans

Foster Wheeler has defined benefit pension plans in the United States, the United Kingdom, Canada, Finland, France, India and South Africa and Foster Wheeler has other post-retirement benefit plans, or OPEB plans, for healthcare and life insurance benefits in the United States and Canada.

Foster Wheeler's defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The US pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The UK pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Certain employees in the United States and Canada may become eligible for healthcare and life insurance benefits, or other post-retirement benefits, if they qualify for and commence receipt of normal or early retirement pension benefits as defined in the United States and Canada pension plans while working for Foster Wheeler. Additionally, one of its subsidiaries in the United States also has a benefit plan which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988.

Foster Wheeler's defined benefit pension and OPEB plans are accounted for in accordance with current accounting guidance, which requires Foster Wheeler to recognise the funded status of each of its defined benefit pension and OPEB plans on the consolidated balance sheet. The guidance also requires Foster Wheeler to recognise any gains or losses, which are not recognised as a component of annual service cost, as a component of comprehensive income, net of tax. Please refer to Note 8 of Foster Wheeler's consolidated financial statements in this prospectus for more information.

The calculations of defined benefit pension and OPEB plan liabilities, annual service cost and cash contributions required rely heavily on estimates about future events often extending decades into the future. Foster Wheeler is responsible for establishing the assumptions used for the estimates, which include:

•
the discount rate used to calculate the present value of future obligations;

•
the expected long-term rate of return on plan assets;

•
the expected rate of annual salary increases;

•
the selection of the actuarial mortality tables;

•
the annual healthcare cost trend rate (only for the OPEB plans); and

•
the annual inflation rate.

Foster Wheeler utilises its business judgement in establishing the estimates used in the calculations of its pension and OPEB plan liabilities, annual service cost and cash contributions. These estimates are updated on an annual basis or more frequently upon the occurrence of significant events. The estimates can vary significantly from the actual results and Foster Wheeler cannot provide any assurance that the estimates used to calculate the pension and/or OPEB plan liabilities included herein will approximate actual results. The volatility between the assumptions and actual results can be significant.

The following table summarises the estimates used for Foster Wheeler's defined benefit pensions and OPEB plans for the years ended 31 December 2013, 2012 and 2011.

	Pension Plans
	United States			United Kingdom			Other			OPEB Plans
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	(%)
Net periodic benefit cost
Discount rate	5.11	4.03	3.52	5.40	4.80	4.5	5.40	5.38	5.02	3.31	3.44	2.46
Long-term rate of return	7.74	7.45	7.13	6.40	5.30	5.3	6.96	7.02	6.98	N/A	N/A	N/A
Salary growth(1)	N/A	N/A	N/A	N/A	N/A	N/A	3.59	2.26	3.19	N/A	N/A	N/A
Projected benefit obligations
Discount rate	4.03	3.52	4.41	4.80	4.50	4.45	5.18	4.47	5.51	3.85	3.28	4.16
Salary growth(1)	N/A	N/A	N/A	N/A	N/A	N/A	4.21	2.21	2.55	N/A	N/A	N/A

Note:

(1)
Salary growth is not applicable for frozen pension plans as future salary levels do not affect benefits payable.

The discount rate is developed using a market-based approach that matches its projected benefit payments to a spot yield curve of high-quality corporate bonds. Changes in the discount rate from period-to-period were generally due to changes in long-term interest rates.

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. Foster Wheeler annually reviews and adjusts, as required, the long-term rate of return for its pension plans. The weighted-average expected long-term rate of return on plan assets has ranged from 5.8 per cent. to 6.8 per cent. over the past three years.

The tables below present the sensitivities in Foster Wheeler's consolidated financial statements associated with a change in certain estimates used in relation to the US and the UK defined benefit pension plans. Each of the sensitivities below reflects an evaluation of the change based solely on a change in that particular estimate.

	Approximate Increase/ (Decrease) on
US pension plan	Pension Liability	2013 Benefit Cost
	($ thousands)
One-tenth of a percentage point increase in the discount rate	(3,865)	35
One-tenth of a percentage point decrease in the discount rate	3,933	(39)
One-tenth of a percentage point increase in the expected return on plan assets	—	(337)
One-tenth of a percentage point decrease in the expected return on plan assets	—	337

	Approximate Increase/ (Decrease) Impact on
UK pension plan	Pension Asset	2013 Benefit Cost
	($ thousands)
One-tenth of a percentage point increase in the discount rate	12,858	(324)
One-tenth of a percentage point decrease in the discount rate	(13,147)	320
One-tenth of a percentage point increase in the expected return on plan assets	—	(831)
One-tenth of a percentage point decrease in the expected return on plan assets	—	843

Accumulated net actuarial losses and prior service credits from its pension plans that will be amortised from accumulated other comprehensive loss into net periodic benefit cost over the next year are $16,900 and $2,300, respectively. Estimated amortisation of net transition obligation over the next year is inconsequential. Net actuarial losses reflect differences between expected and actual plan experience, including returns on plan assets, and changes in actuarial assumptions, all of which occurred over time. These net actuarial losses, to the extent not offset by future actuarial gains, will result in increases in its future pension costs depending on several factors, including whether such losses exceed the corridor in which losses are not amortised. The net actuarial losses outside the corridor are amortised over the expected remaining service periods of active participants (approximately 12, 24 and 19 years for the Canadian, South African and Finnish plans, respectively) and average remaining life expectancy of participants for its closed plans (approximately 22 and 29 years for the US and UK plans, respectively) since benefits are closed.

A one-tenth of a percentage point decrease or increase in the funding rates, used for calculating future funding requirements to the US plan through 2018, would not have an impact on aggregate contributions over the next five years.

A one-tenth of a percentage point decrease in the funding rates, used for calculating future funding requirements to the UK plan through 2018, would increase aggregate contributions over the next five years by approximately $4,500, while an increase by one-tenth of a percentage point would decrease aggregate contributions by approximately $4,500.

Accumulated net actuarial gains and prior service credits that will be amortised from accumulated other comprehensive loss into net periodic post-retirement benefit cost in connection with its OPEB plans over the next year are $100 and $3,500, respectively. The net actuarial losses outside the corridor are amortised over the average life expectancy of inactive participants (approximately 15 years) because benefits are closed. The prior service credits are amortised over schedules established at the date of each plan change (approximately seven years).

Share-based Compensation Plans

Foster Wheeler's share-based compensation plans include awards for stock options and restricted awards. Restricted awards consist of restricted share units and performance-based restricted share units or PRSUs. Foster Wheeler measures these awards at fair value on their grant date and recognises compensation cost in the consolidated statements of operations over their vesting period.

The table below presents Foster Wheeler's share-based compensation expense and related income tax benefit:

	Year ended 31 December
	2011	2012	2013
	($ thousands)
Share-based compensation
Share-based compensation	21,849	21,623	18,853
Related income tax benefit	413	527	819

The table below presents the breakdown of Foster Wheeler's unrecognised compensation cost and related weighted-average period for the cost to be recognised as at 31 December 2013:

	31 December 2013	Weighted- Average Period for Cost to be Recognised
	($ thousands)
Unrecognised compensation cost
Stock options	2,761	1 year
PRSUs	7,390	2 years
Restricted awards	13,363	2 years

Total unrecognised compensation cost	23,514	2 years

Foster Wheeler did not grant any stock options during the year ended 31 December 2013. During the years ended 31 December 2012 and 2011, Foster Wheeler estimated the fair value of each option award on the date of grant using the Black-Scholes option valuation model. Foster Wheeler then recognises the grant date fair value of each option as compensation expense rateably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions for the stock options granted during the years ended 31 December 2012 and 2011:

•
Expected volatility—Foster Wheeler estimated the volatility of its share price at the grant date using a "look-back" period which coincides with the expected term, defined below. Foster Wheeler believes using a "look-back" period which coincides with the expected term is the most appropriate measure for determining expected volatility.

•
Expected term—Foster Wheeler estimated the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Share-Based Payment".

•
Risk-free interest rate—Foster Wheeler estimated the risk-free interest rate using the US Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.

•
Dividends—Foster Wheeler used an expected dividend yield of zero because Foster Wheeler had not declared or paid a cash dividend since July 2001 nor had it planned to at the time of the grant.

Foster Wheeler estimates the fair value of restricted share unit awards using the market price of its shares on the date of grant. Foster Wheeler then recognises the fair value of each restricted share unit award as compensation expense rateably using the straight-line attribution method over the service period (generally the vesting period).

Under Foster Wheeler's performance RSU awards, the number of restricted share units that ultimately vest depends on its share price performance against specified performance goals, which are defined in its performance-based award agreements. Foster Wheeler estimates the grant date fair value of each performance RSU award using a Monte Carlo valuation model. Foster Wheeler then recognises the fair value of each performance RSU award as compensation expense rateably using the straight-line attribution method over the service period (generally the vesting period).

Foster Wheeler estimates pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and Foster Wheeler revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Foster Wheeler records share-based compensation expense only for those awards that are expected to vest.

If factors change and Foster Wheeler employs different assumptions in the application of current accounting guidance, the compensation expense that Foster Wheeler records for awards in future periods may differ significantly from what Foster Wheeler has recorded in the current period. There is a high degree of subjectivity involved in selecting the option pricing model assumptions used to estimate share-based compensation expense. Consequently, there is a risk that its estimates of the fair value of its share-based compensation awards on the grant dates may bear little resemblance to the actual value realised upon the exercise/vesting, expiration or forfeiture of those share-based payments in the future. Stock options and performance RSUs may expire worthless or otherwise result in zero intrinsic value compared to the fair value originally estimated on the grant date and the expense reported in Foster Wheeler's consolidated financial statements. Alternatively, value may be realised from these instruments that are significantly in excess of the fair value originally estimated on the grant date and the expense reported in Foster Wheeler's consolidated financial statements.

There are significant differences among valuation models. This may result in a lack of comparability with other companies that use different models, methods and assumptions. There is also a possibility that Foster Wheeler will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the fair value estimate of share-based payments.

Goodwill and Intangible Assets

At least annually, Foster Wheeler evaluates goodwill for potential impairment. Foster Wheeler tests goodwill for impairment at the reporting unit level, which Foster Wheeler has determined to be the components one level below its operating segments, as these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Presently, goodwill exists in five of Foster Wheeler's reporting units—one within its Global Power Group business segment and four within its Global E&C Group business segment.

Foster Wheeler first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying amount; if so, no further assessments are performed. For reporting units where that is not the case, Foster Wheeler performs a goodwill impairment test. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step compares the implied fair value of the reporting unit's goodwill, based on a hypothetical purchase price allocation, with the carrying amount of that goodwill. In the fourth quarter of each year, Foster Wheeler evaluates goodwill at each reporting unit based on assumptions used to estimate the fair value of its reporting units and assess recoverability, and impairments, if any, which are recognised in earnings. An impairment loss would be recognised in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill.

Intangible assets with determinable useful lives are amortised over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist.

Foster Wheeler determined that both the income and market valuation approaches would be considered by market participants. Under the income valuation approach, Foster Wheeler employs a discounted cash flow model to estimate the fair value of each reporting unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, capital expenditures, changes in working capital, terminal year growth rate and cost of capital. Its cash flow models are based on its forecasted results for the applicable reporting units. The models also assume a 3 per cent. growth rate in the terminal year. Actual results could differ from its projections.

Under the market valuation approach, Foster Wheeler employs the guideline publicly traded company method, which indicates the fair value of the equity of each reporting unit by comparing it to publicly traded companies in similar lines of business. After identifying and selecting guideline companies, Foster Wheeler analyses their business and financial profiles for relative similarity. Factors such as size, growth, risk and profitability are analysed and compared to each of its reporting units.

During its 2013 annual evaluation, Foster Wheeler noted that the indicated fair value was above the carrying value for each of its reporting units.

Income Taxes

Deferred tax assets and liabilities are established for tax attributes (credits or loss carry forwards) and temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates based on the date of enactment. Within each jurisdiction and taxpaying component, current deferred tax assets and liabilities and non-current deferred tax assets and liabilities are combined and presented as a net amount.

Deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carry forwards (or other deferred tax assets) will not be realised in the future. In evaluating its ability to realise its deferred tax assets within the various tax jurisdictions in which they arise, Foster Wheeler considers all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions. Foster Wheeler has a valuation allowance of approximately $420,100 recorded as at 31 December 2013 (primarily in the United States). The majority of the US federal tax benefits, against which valuation allowances have been established, do not expire until 2025 and beyond, based on current tax laws.

Foster Wheeler recognises the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognised in the financial statements from such a position are based on the largest benefit that has a greater than 50 per cent. likelihood of being realised upon ultimate settlement.

Foster Wheeler's subsidiaries file income tax returns in many tax jurisdictions, including the United States, several US states and numerous non-US jurisdictions around the world. Tax returns are also filed in jurisdictions where its subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which Foster Wheeler files tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, Foster Wheeler expects recurring changes in unrecognised tax benefits due to the expiration of the statute of limitations, none of which is expected to be individually significant. With few exceptions, Foster Wheeler is no longer subject to US (including federal, state and local) or non-US income tax examinations by tax authorities for years before 2009.

For the three months ended 31 December 2013, Foster Wheeler recorded a tax provision of approximately $10,700 related to a tax audit in a non-US jurisdiction. A number of tax years are under audit by the relevant tax authorities in various jurisdictions, including several states within the United States. Foster Wheeler anticipates that several of these audits may be concluded in the foreseeable future. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognised tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time.

As at 31 December 2013, Foster Wheeler had $68,300 of unrecognised tax benefits, all of which would, if recognised, affect its effective tax rate.

Foster Wheeler recognises interest accrued on the unrecognised tax benefits in interest expense and penalties on the unrecognised tax benefits in other deductions, net on its consolidated statement of operations. Previously accrued interest and/or penalties that are ultimately not assessed reduce current year expense.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Foster Wheeler is exposed to changes in interest rates should it need to borrow under its senior unsecured credit agreement (there were no such borrowings as at 31 December 2013 and, based on its current operating plans and cash flow forecasts, none are expected in 2014) and, to a limited extent, under its variable rate special-purpose limited recourse project debt for any portion of the debt for which Foster Wheeler has not entered into a fixed rate swap agreement. If average market rates are 100 basis points higher in the next 12 months, Foster Wheeler's interest expense for such period of time would increase, and its income before income taxes would decrease, by approximately $100. This amount has been determined by considering the impact of the hypothetical interest rates on its variable rate borrowings as at 31 December 2013 and does not reflect the impact of interest rate changes on outstanding debt held by certain of its equity interests since such debt is not consolidated on its balance sheet.

Foreign Currency Risk

Foster Wheeler operates on a worldwide basis with operations that subject it to foreign currency exchange rate risk mainly relative to the British pound sterling, Chinese yuan, euro and US dollar as at 31 December 2013. Under its risk management policies, Foster Wheeler does not hedge translation risk exposure.

All activities of Foster Wheeler's affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, Foster Wheeler's affiliates enter into transactions in currencies other than their respective functional currencies. Foster Wheeler seeks to minimise the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract.

Foster Wheeler further mitigates the risk through the use of foreign currency forward contracts to hedge the foreign currency exposure, such as anticipated foreign currency purchases or revenues, back to their functional currency. Foster Wheeler utilises all such financial instruments solely for hedging, and its company policy prohibits the speculative use of such instruments. However, for financial reporting purposes, these contracts are generally not accounted for as hedges.

The notional amount of its foreign currency forward contracts provides one measure of its transaction volume outstanding as at the balance sheet date. As at 31 December 2013, Foster Wheeler had a total gross notional amount, measured in US dollar equivalent, of approximately $399,800 related to foreign currency forward contracts and the primary currencies hedged were the British pound sterling, Chinese yuan, euro and US dollar. Amounts ultimately realised upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within its long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from 2014 through 2016.

Credit Risk

Foster Wheeler is exposed to credit loss in the event of non-performance by its counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognised credit rating agencies). Further significant deterioration of the current global economic and credit market environment could challenge its efforts to maintain its well-diversified asset allocation with credit-worthy financial institutions.

MANAGEMENT OF AMEC INTERNATIONAL INVESTMENTS BV AND AMEC

Directors and Senior Management of AMEC International Investments BV

During the past five years, AMEC International Investments BV has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining AMEC International Investments BV from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The table below details the names of, and information about, AMEC International Investments BV's directors, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years:

Name	Position	Citizenship
Ian McHoul	Director	United Kingdom
Alan Dick	Director	United Kingdom
Gert Stam	Director	Netherlands
Dilian Jansen	Director	Netherlands

The directors of AMEC International Investments BV have been appointed for an indefinite period of time. Unless otherwise indicated below, the business address of the persons noted above is Facility Point, Meander 251, 6825 MC Arnhem, the Netherlands, and their business telephone number is +31 (0) 88 2174 111.

Please refer to Ian McHoul's biography in the section entitled "—Directors of AMEC" below.

Set forth below are brief biographical descriptions of the persons named in the table above, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years.

Alan Dick (Age 50)

Director.    Alan was appointed a director on 8 April 2014. He has been the Director of Tax and Treasury at AMEC since May 2013. Prior to joining AMEC, Alan was Group Treasurer at Urenco Limited, a company whose principal business is the provision of uranium enrichment services, from October 2009 until April 2013. Between October 1995 and October 2009, he held various positions with Scottish & Newcastle plc, an alcoholic beverage producer, culminating in the appointment as Director of Group Financial Services, responsible for treasury, insurance and property. Alan has been a director of AMEC Finance Limited since February 2014 and was a director of Urenco UK Pension Trustees Limited from 2010 to 2013. Alan is a chartered accountant, and holds an M.A. in Economics and Accounting from Edinburgh University. Alan's current business address is Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom.

Addresses of past occupation or employment: Urenco Limited Head Office, Urenco Court, Sefton Park, Bells Hill, Stoke Poges, Buckinghamshire SL2 4JS, United Kingdom; Scottish & Newcastle Group Head Office, 28 St. Andrew Square, Edinburgh EH2 1AF, United Kingdom.

Gert Stam (Age 50)

Director.    Gert was appointed a director on 8 April 2014. Since October 2010, he has been the Managing Director E&I Benelux at AMEC Environment & Infrastructure GmbH, a subsidiary of AMEC principally engaged in the provision of environmental, health and safety services. Concurrently, Gert has served as Senior Environmental Consultant and Water Services Lead Europe since April 2010.

Prior to serving in these roles, Gert was Director of the Industrial Water Chains Advisory Group at Royal HaskoningDHV, an international engineering and project management consultancy company, between 2007 and 2010 and Senior Consultant, Industrial Water Chains between 2002 and 2010. Gert received an MSc in Environmental Studies from the University of Greenwich and a BSc in Chemical Technology from Saxion University of Applied Sciences.

Address of past occupation or employment: Royal HaskoningDHV, Barbarossastraat 35, 6522 DK Nijmegen, Postbus 151, 6500 AD Nijmegen, the Netherlands.

Dilian Jansen (Age 46)

Director.    Dilian was appointed a director on 8 April 2014. She has served as a Senior Environmental Consultant for AMEC Environment and Infrastructure GmbH since August 2012. Prior to this, Dilian was employed by Royal HaskoningDHV, first as Senior Adviser Water Management from 2008 to 2010, and then as Head of Discipline from 2010 until 2012. Dilian holds an MSc in Chemical Process Technology from the Technical University of Eindhoven and an MSc in Chemistry from Radboud University of Nijmegen.

Addresses of past occupation or employment: Royal HaskoningDHV, Barbarossastraat 35, 6522 DK Nijmegen, Postbus 151, 6500 AD Nijmegen, the Netherlands.

To the best knowledge of AMEC and AMEC International Investments BV, during the past five years, none of the directors of AMEC International Investments BV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

Directors of AMEC

During the past five years, AMEC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining AMEC from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

AMEC's Board currently consists of seven directors. Tim Faithfull retired from AMEC's Board at the close of AMEC's AGM on 3 April 2014. The table below details the names of, and information about, AMEC's current directors:

Name	Position	Citizenship	Term Expires(1)
John Connolly	Chairman of the Board	United Kingdom	May 2015
Samir Brikho	Executive Director and Chief Executive	Sweden & Lebanon	—
Ian McHoul	Executive Director and Chief Financial Officer	United Kingdom	—
Linda Adamany	Non-executive Director	United States	May 2016
Neil Carson	Non-executive Director	United Kingdom	May 2017
Colin Day	Non-executive Director	United Kingdom	May 2017
Simon Thompson	Non-executive Director	United Kingdom	May 2015

Note:

(1)
Terms expire on the date of the AMEC AGM in that year.

None of the current AMEC directors was selected to be a director of AMEC pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with AMEC. There are no family relationships between any of the current AMEC directors or senior management. There are no actual or potential conflicts of interests between any duties of AMEC's directors and their private interests and other duties.

Unless otherwise indicated, the business address of the persons noted above is Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom and their business telephone number is +44 (0) 20 7429 7500.

Set forth below are brief biographical descriptions of the persons named in the table above, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years.

John Connolly (Age 63)

Chairman of the Board, chairman of the nominations committee and a member of the remuneration committee.    John was appointed as non-executive chairman on 1 June 2011. John is a chartered accountant and, prior to his retirement from global professional services firm Deloitte in May 2011, was Global chairman of Deloitte between 2007 and 2011 and Global Managing Director between 2003 and 2007. He was Senior Partner and CEO of the UK partnership from 1999 until his retirement in 2011. John joined the firm in 1980, serving in various roles of increasing responsibility. During his time at Deloitte, he held a wide range of senior leadership positions in the United Kingdom and internationally. John has been the chairman of G4S plc since June 2012, the chairman of Metric Capital Partners LLP since June 2011 and the chairman of Capquest Ltd since October 2011. He is also a partner in Sports Investment Partners LLP. Beyond commercial business roles, John is on the Board of Governors of London Business School and is a member of the CBI President's Advisory Council and is also a trustee of the Great Ormond Street Hospital charity.

Address of past occupation or employment: Deloitte, 2 New Street Square, London EC4A 3BZ, United Kingdom.

Samir Brikho (Age 56)

Chief Executive.    Samir was appointed Chief Executive on 1 October 2006. Prior to joining AMEC, Samir served in various capacities at ABB Ltd., including as a member of the Group Executive Committee, Head of the Power Systems Division and chairman of ABB Lummus Global, Switzerland from 2005 to 2006, and Chief Executive of ABB Lummus Global from 2003 to 2005. Between 1999 and 2003, he was employed by Alstom S.A. in Germany, Belgium and France, first as Chief Executive Officer of ABB Alstom Kraftwerke and then as Senior Vice President, International Business and Chief International Operations Officer of Alstom, leading all of Alstom operations abroad. He began his career in 1983 and held various senior management positions in sales and project management with ABB Ltd., culminating in the role of Senior Vice President & Managing Director of ABB Kraftwerke AG. Samir holds an engineering degree, a Master of Science in Thermal Technology from the Royal Institute of Technology in Stockholm, Sweden, and completed the Young Managers Programme at INSEAD in France in 1991. In 2000, Samir also completed a senior executive programme at Stanford University.

Samir has been an independent non-executive director of Skandinaviska Enskilda Banken AB (SEB), a Swedish financial group, since March 2013 and a member of the advisory board of Stena AB, a Swedish passenger and freight ferry services company, since February 2011. Samir was appointed a UK Business Ambassador in 2010 and is co-chairman of the UAE-UK Business Council, as well as the UK-Korea CEO Forum and a director of the UK—Japan 21st Century Group. He is also the chairman of the StepChange Foundation.

Ian McHoul (Age 54)

Chief Financial Officer.    Ian was appointed Chief Financial Officer on 8 September 2008. Ian qualified as a Chartered Accountant with KPMG in 1984. From 1998 to 2008, he was employed by Scottish & Newcastle plc first as Finance Director of Scottish Courage and later as Group Finance Director of Scottish & Newcastle plc. He served as Finance & Strategy Director of Inntrepreneur Pub Company Limited from 1995 to 1998. Between 1985 and 1995, Ian was employed in various positions for Foster's Brewing Group, including as General Manager, Strategy. Prior to that, Ian was employed by KPMG from 1981 to 1985. Ian holds a BSc in Mathematics from the University of Bristol.

Ian became a director of AMEC International Investments BV on 8 April 2014. He has been an independent non-executive director of Britvic plc since March 2014 and was a non-executive director of Premier Foods plc from July 2004 to April 2013.

Linda Adamany (Age 62)

Non-executive Director, chairman of the ethics committee and member of the audit, remuneration and nominations committees.    Linda was appointed a non-executive director on 1 October 2012. Linda has over 35 years' business experience, with 27 years in the international energy sector. Between 1980 and 2007 Linda held a number of executive positions at BP plc in the United Kingdom and the United States. During that time, she held various executive roles for BP in refining and marketing, exploration and production and petrochemicals businesses, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing. In March 2013, Linda was appointed as a non-executive director of Coeur Mining, Inc., a US-based, NYSE-listed primary silver producer, where she serves as chairman of the audit committee and is a member of the environment, health, safety and social responsibility committee. On 3 March 2014, Linda was also appointed to the board of directors of Leucadia National Corporation, a US-based, NYSE-listed, diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, where she is a member of the audit and the nominating and corporate governance committees. Linda was a non-executive director of National Grid plc from 2006 to 2012 and a member of their audit, nominations and safety, environment and health committees. Linda is a qualified accountant (CPA) with a BSc in Business Administration from John Carroll University and has also undertaken post-graduate, non-degree executive programmes at Harvard, Cambridge and Tsinghua universities.

Addresses of past occupation or employment: National Grid plc, 1-3 Strand, London WC2N 5EH, United Kingdom.

Neil Carson (Age 57)

Non-executive Director, member of the audit, remuneration, nominations and ethics committees.    Neil was appointed a non-executive director on 31 August 2010. Neil was Chief Executive of Johnson Matthey plc, the FTSE100 specialty chemical company, from 2004 to June 2014 and has been a member of the board since 1999. He joined Johnson Matthey in 1980 after completing an engineering degree and has held a number of senior management positions in both the United Kingdom and United States, including Managing Director of Catalysts & Chemicals from 1999 to July 2004 and Division Director of Catalytic Systems from 1997 to 1999. In June 2014, Neil was appointed a non-executive director of PayPoint plc, with effect from the close of their annual general meeting on 23 July 2014. Neil will remain on the board of Johnson Matthey plc until the end of September 2014. Neil is a joint chairman of the Chemistry Growth Partnership, which is working with the government to stimulate growth in the industry in the United Kingdom. He was previously a founding member of the Prince of Wales' Corporate Leaders Group on Climate Change. Neil received an engineering degree from Lanchester Polytechnic (now Coventry University) and has been awarded an honorary doctor of Business Administration from Anglia Ruskin University.

Address of principal occupation or employment: Johnson Matthey plc, 25 Farringdon Street, London EC4A 4AB, United Kingdom.

Colin Day (Age 59)

Non-executive Director, chairman of the audit committee and member of the remuneration, nominations and ethics committees.    Colin was appointed a non-executive director on 14 October 2010. Colin was appointed Chief Executive Officer of Essentra plc (formerly Filtrona plc), an international supplier of specialist plastic, fibre and foam products on 1 April 2011, prior to which he was Chief Financial Officer of Reckitt Benckiser Group plc, a multinational consumer goods company, from September 2000 to March 2011. Between 1995 and 2000, he served as Group Finance Director of Aegis Group plc. He spent six years in a number of divisional finance director positions with ABB Group and served as Group Finance Director of ABB Kent Instrumentation and ABB Kent plc from 1988 to 1994. Colin has more than 25 years of experience of blue chip companies, including Aegis Group Plc, ABB Group, De La Rue Group Plc, and British Gas. He started his career in 1973 as a trainee accountant at Kodak. Colin has been a director of FM Global (USA) since 10 January 2014, a non-executive director of WPP Group plc since July 2005 and is a Fellow of the Association of Chartered Certified Accountants. Colin holds an MBA from Cranfield School of Management.

Address of principal occupation or employment: Essentra plc, Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom.

Address of past occupation or employment: Reckitt Benckiser plc, Turner House, 103-105 Bath Road, Slough, Berkshire SL1 3UH, United Kingdom.

Simon Thompson (Age 55)

Senior Independent Director, chairman of the remuneration committee, member of the audit, ethics and nominations committees.    Simon was appointed a non-executive director of AMEC in January 2009. He held a number of senior positions with the Anglo American group from 1995 to 2007 including executive director of Anglo American plc from 2005 to 2007, chairman and chief executive of the base metals division, chairman of the exploration division and chairman of the Tarmac Group. Before joining the Anglo American group, he held various investment banking positions with S. G. Warburg & Co. Ltd and N M Rothschild & Sons Limited.

Simon has been a non-executive director and chairman of Tullow Oil plc since May 2011 and January 2012 respectively, a non-executive director of Rio Tinto plc and Rio Tinto Limited since April 2014 and a non-executive director of Sandvik AB since April 2008. He was a non-executive director of Newmont Mining Corporation from 2008 to April 2014, an independent director of United Company Rusal from 2007 to 2009 and a non-executive director of AngloGold Ashanti Limited from 2004 to 2008. Simon holds an MA in Geology from University College, Oxford.

Address of principal occupation or employment: Tullow Oil plc, 9 Chiswick Park, 566 Chiswick High Road, London W4 5XT, United Kingdom.

To the best knowledge of AMEC, during the past five years, none of the directors of AMEC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

Directors of AMEC after the Offer

Following the Acquisition, AMEC's Board is expected to be composed of nine members, including two individuals designated by Foster Wheeler. Pursuant to the Implementation Agreement, two of the current directors of Foster Wheeler shall be appointed as non-executive directors of AMEC upon the closing of the Offer. Following the completion of the Offer, the newly elected directors will serve on AMEC's Board together with the current members of AMEC's Board and, at the first AMEC AGM following their appointment, shall be proposed for reelection. See "Material Agreements—Implementation Agreement—Covenants—Board Changes".

Foster Wheeler has nominated                              and                               to be appointed to AMEC's Board. It is expected that those individuals will only accept their positions upon the completion of the Offer, and at such time their appointments will become effective. All current directors will remain on AMEC's Board.

The table below details the names of, and information about, AMEC's directors following the completion of the Acquisition:

Name	Position	Citizenship	Term Expires(1)
John Connolly	Chairman of the Board	United Kingdom	May 2015
Samir Brikho	Executive Director and Chief Executive	Sweden & Lebanon	—
Ian McHoul	Executive Director and Chief Financial Officer	United Kingdom	—
Linda Adamany	Non-executive Director	United States	May 2016
Neil Carson	Non-executive Director	United Kingdom	May 2017
Colin Day	Non-executive Director	United Kingdom	May 2017
Simon Thompson	Non-executive Director	United Kingdom	May 2015
(New Director)	Non-executive Director
(New Director)	Non-executive Director

Note:

(1)
Terms expire on the date of the AMEC AGM in that year.

There are no family relationships between any of the persons who will be directors of AMEC after the Offer or AMEC's current senior management. There are no actual or potential conflicts of interests between any duties of these persons and their private interests and other duties.

Set forth below are brief biographical descriptions of the two New Directors who will be appointed as non-executive directors of AMEC's Board following the closing of the Offer.

Senior Management

AMEC considers its senior management to comprise of those persons discharging managerial responsibilities, or PDMRs, excluding those PDMRs who are non-executive directors. The table below details the names of, and information about, AMEC's senior management:

Name	Position	Citizenship
Samir Brikho	Chief Executive	Sweden & Lebanon
Ian McHoul	Chief Financial Officer	United Kingdom
Simon Naylor	Group President, Americas	United Kingdom
John Pearson	Group President, Europe	United Kingdom

None of the current members of AMEC's senior management was selected for their role at AMEC pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with AMEC. There are no actual or potential conflicts of interests between any duties of AMEC's senior management and their private interests and other duties.

Set forth below are brief biographical descriptions of the persons named in the table above, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years. For descriptions of Samir Brikho and Ian McHoul, see "—Directors of AMEC" above.

Simon Naylor (Age 53)

Group President, Americas. Simon was appointed to this role in October 2012, having previously been President of Natural Resources Americas, where he led the growth and successful development of AMEC's leading positions in the core market sectors of Mining, Oil & Gas and oil sands since August 2007. Since joining AMEC in 1993 he has worked across the project lifecycle, from consulting to engineering and project management, serving various roles including President of AMEC Paragon Inc. between 2005 and 2007 and President of AMEC Offshore Services Inc. from 2002 to 2005. Prior to joining AMEC, Simon served as a project manager at ABB Global from 1989 to 1993, a project engineer at Global Engineering from 1987 to 1988 and process engineer at Fluor Limited between 1982 and 1987. His experience includes project development, asset support, strategy, customer relationship management and operations leadership. Simon is a director of a number of AMEC entities. He received a BSc from University College London and an MBA from Cranfield School of Management.

Address of principal occupation or employment: AMEC, 10777 Clay Road, Houston, TX 77041, United States.

John Pearson (Age 51)

Group President, Europe. Appointed to this position in October 2012, John had previously held the role of Managing Director, Natural Resources Europe and West Africa, since 2007. Prior to this, John led AMEC's Oil & Gas projects and asset support business streams globally, serving first as Head of Global Oil & Gas Projects from 2001 to 2003 and Head of Global Oil & Gas Asset Support from 2004 to 2007. He joined AMEC from Chevron in 1990 and worked in a variety of engineering and project management roles in Aberdeen, Baku and London for AMEC between 1990 and 2001. Between 1985 and 1990, John served in engineering roles at Chevron in San Francisco and Aberdeen. John is and has previously been a director of a number of AMEC entities. He is co-Chairman of Oil & Gas UK and was previously Chairman of the Offshore Contractors Association. John holds a BSc (Hons) in Engineering from Aberdeen University.

Address of principal occupation or employment: AMEC, City Gate, Altens Farm Road, Aberdeen AB12 3LB, United Kingdom.

To the best of AMEC's knowledge, during the past five years, none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

Senior Management of AMEC after the Offer

AMEC expects that its management structure will be determined as part of the integration phase of the Acquisition and that the officers of the Enlarged Group will be determined in due course.

The Board

Board Composition

As at 28 July 2014, AMEC's Board comprised the non-executive Chairman (John Connolly); two executive directors: the Chief Executive (Samir Brikho) and the Chief Financial Officer (Ian McHoul); and four independent non-executive directors.

The balance of executive and non-executive directors, reinforced by adherence to sound governance procedures and the fostering of mutual respect and individual director integrity, ensures no one individual, or group of individuals, dominates AMEC's Board's decision-making process. The varied backgrounds and commercial experience provided by the non-executive directors, and their independence from management, ensure rigorous debate at meetings and the constructive challenge of the executive directors in relation to both the strategic direction and performance of the group. AMEC's Board receives a presentation on succession planning by the Group HR Director each year. In 2013, this took place in April. AMEC's Board is increasingly mindful of the need to maintain an appropriately diverse balance of skills and experience both at, and directly below, board level to ensure the delivery of the group's strategy and performance.

AMEC's Articles of Association require all directors to seek re-election by shareholders at the general meeting of shareholders following their initial appointment and every three years thereafter. In line with the recommendation of the UK Corporate Governance Code, AMEC's practice is that all directors submit themselves for re-election on an annual basis.

Attendance at Meetings

AMEC's Board holds six regular meetings throughout the year, scheduled in accordance with an annual timetable. Additional board meetings and telephone conferences are held as required to deal with specific issues. Directors are expected to attend all scheduled board and relevant committee meetings, unless they are prevented from doing so by unavoidable prior business commitments or other valid reasons. All directors are provided with full papers in advance of each meeting. In 2013, these were provided electronically for the first time. Where a director is unable to attend a meeting, they are encouraged to discuss any issues arising with the Chairman or Chief Executive as appropriate. All board directors attended all scheduled board meetings in 2013. In addition there were seven unscheduled board meetings called at short notice to consider matters such as the proposed Foster Wheeler acquisition. At least one scheduled meeting each year takes place away from AMEC's head office in London. This provides the board with an opportunity to understand more about AMEC's business and to meet employees based locally. In June 2013, the board meeting took place in Calgary, Alberta, Canada and involved a visit to AMEC's activities in the oil sands. In July 2014, the board meeting took place in Aberdeen, Scotland. In addition to the matters reserved for the board, certain items are considered at every scheduled board meeting.

The Chairman and Chief Executive

AMEC does not combine the roles of Chairman and Chief Executive. There is a clear and well established division of accountability and responsibility between the roles of the Chairman and Chief Executive and these are set out in writing and have been agreed by AMEC's Board. The consequence of this clear division of responsibility at the head of AMEC is such that no individual has unfettered powers of decision. In response to the Chief Executive's more direct involvement in the business, as a consequence of the change in organisational structure announced in 2012, the Chairman has continued to ensure that the level of challenge at board meetings is appropriately matched to the widening in the Chief Executive's role. The Chairman and Chief Executive are committed to ensuring the development and maintenance of an effective and trusting relationship with the appropriate balance between challenge and support.

The Chairman is principally responsible for the leadership and effectiveness of AMEC's Board. At a high level, he is accountable for facilitating constructive relations between, and the participation of, all board members, so as to encourage a culture of openness and debate and enable AMEC's Board to fulfil all aspects of its role. The Chairman has undertaken to ensure that AMEC's Board discharges its duties to promote the success of AMEC, and to guide AMEC's business and conduct in accordance with the highest ethical standards. In setting the agenda for AMEC's Board, the Chairman ensures sufficient time is available for discussion and meaningful challenge of all matters before the board, particularly strategy, performance, value creation and accountability.

The Chief Executive's principal responsibility is running AMEC's businesses with the primary objective of creating shareholder value. Consistent with this objective, the Chief Executive has ultimate responsibility for the proposal, development and implementation of the group's strategy. The building and maintenance of an effective executive management team, and the allocation of responsibility within it, are key components of, and essential to, the performance of the Chief Executive's role. The Chief Executive takes the lead role in the promotion of AMEC, gives personal leadership to the preservation of AMEC's culture and values and encourages the highest standards of safety, health and environmental performance.

Senior Independent Director

Until his retirement at the close of the AMEC AGM on 3 April 2014, Tim Faithfull was AMEC's Board's Senior Independent Director. With effect from the 2014 AGM, Simon Thompson has taken on this role. Simon was considered by the nominations committee and AMEC's Board to be the most appropriate candidate on account of his significant knowledge of AMEC and its operations and his experience as a director of international companies in sectors that are relevant to AMEC. In anticipation of taking on the role, Simon has confirmed that he is committed to regular interaction with shareholders to ensure their views are sought and taken into account. The Senior Independent Director is responsible for:

•
providing additional support to, and acting as a sounding board for, the Chairman;

•
acting as an additional channel of communication between the Chairman and the other directors;

•
being available to shareholders for concerns they may have that have not been resolved through the normal channels of the Chairman, Chief Executive or other executive directors, or which are not appropriate to raise through these channels;

•
acquiring an objective understanding of the issues and concerns of AMEC's shareholders through attendance at a sufficient number of meetings with AMEC's major shareholders and financial analysts;

•
at least annually establishing the views of the non-executive directors as to the performance of the Chairman as part of the board performance evaluation exercise, providing feedback to the Chairman on his performance and overseeing the recruitment of the Chairman; and

•
following the completion of the above evaluation exercise, providing feedback to the Chairman on his performance.

Non-executive Directors

AMEC's non-executive directors bring an external view and wide range of skills, experience, expertise and diversity of views to the board's deliberations and development of strategy. They constructively challenge and scrutinise the performance of management against agreed objectives and provide an invaluable contribution to the work of the board's committees. AMEC's Board benefits greatly from the contribution and balance provided by the non-executive directors. To ensure the preservation of this benefit, the Chairman holds regular meetings with the non-executive directors, without the executive directors present. Such meetings are scheduled to be held immediately following most scheduled board meetings.

The board's policy is that non-executive director appointments are normally for three consecutive three-year terms, subject to assessment by the nominations committee after the end of each term. The committee makes recommendations on reappointment to the board.

Prior to appointment and on any material changes, the external commitments of each non-executive director, including those of the Chairman, are reviewed. During 2013, Linda Adamany was appointed as a non-executive director of Coeur Mining, Inc. In 2014, she was appointed as a non-executive director of Leucadia National Corporation, Colin Day was appointed as a non-executive director of FM Global (USA) and Simon Thompson was appointed as a non-executive director of Rio Tinto plc and Rio Tinto Limited. In accordance with AMEC's Board's policy to ensure that non-executive directors are not conflicted and are able to commit sufficient time to meet their duties and responsibilities to AMEC, the prospective appointments are disclosed to AMEC's Board for approval. AMEC's Board did not consider that the external appointment would have a detrimental effect in any of these cases. Each director's undertaking as to their ongoing commitment to the role, together with an assessment of their continued independence, is reviewed as part of their performance evaluation.

Role and Responsibilities

AMEC's Board is ultimately responsible for promoting the long-term success of AMEC in accordance with the expectations of, and its obligations to, all stakeholders. In order to discharge its role AMEC's Board must provide leadership of AMEC within an entrenched system of effective controls to ensure the assessment and management of risk. It is responsible for setting AMEC's strategy and ensuring the security of the resources necessary to achieve the resulting objectives. Fundamentally, AMEC's Board must also set and guarantee the dissemination of, and adherence to, AMEC's values and standards.

In order to ensure it retains appropriate overall control of the group, AMEC's Board maintains a schedule of matters reserved for its approval. The matters reserved include the following areas:

•
annual strategic and short-range plans;

•
financial and treasury policies;

•
risk identification, risk appetite, risk management and internal control systems;

•
major acquisitions and disposals;

•
Code of Business Conduct;

•
annual and half-year accounts;

•
dividend policy;

•
succession planning for directors and senior executives;

•
group-wide policy framework; and

•
ensuring the effectiveness of governance practices.

The reserved powers of AMEC's Board are complemented by the management of AMEC's businesses on a decentralised basis. Overall operational management has been passed to the Chief Executive who has in turn delegated authorities to the Chief Financial Officer and the business unit leads. The business unit leads have further delegated authorities to their respective teams. The management philosophy is to empower the business unit leads and their teams to take the actions necessary to deliver AMEC's operational business objectives.

The Code of Business Conduct, which forms the foundation of AMEC's approach to corporate governance, is the responsibility of and upheld by AMEC's Board to ensure the operation of AMEC's businesses in accordance with AMEC's visions and values. The Code of Business Conduct ensures that those who work for and under AMEC's direction understand the behaviour that is expected of them. During 2013, to strengthen the corporate governance framework supporting the businesses, AMEC's Board launched a revised global policies document supported by a set of global mandatory procedures. Aligned with the Code of Business Conduct, the revised global policies and procedures provide a more detailed description of expected working behaviours and as such will aid consistency in the direction and management of the businesses throughout the group in accordance with AMEC's vision and values. On a day-to-day basis, AMEC's Board has delegated responsibility for the implementation of the global policies and ownership of the global mandatory procedures to the group management team. AMEC's Board is responsible for regularly reviewing the effectiveness of the new framework.

AMEC's Board is supported in its work by four board committees (audit, remuneration, nominations and ethics), chaired exclusively by either the Chairman or another non-executive director, and a number of management committees, chaired by executive directors, to which specific responsibilities have been formally delegated.

Conflicts of Interest

AMEC's Board has procedures in place for the disclosure and review of conflicts of interest. Prior to appointment, director-elects provide information on any conflicts of interest, and thereafter any potential conflicts of interest are considered at the start of each board meeting. Accordingly, each director is aware of his or her responsibility to avoid a situation where he or she has an actual or potential conflict of interest, the requirement to keep the same under review and inform the Chairman and Company Secretary of any change in his or her situation. An effective procedure is in place for AMEC's Board to authorise conflict situations, should they arise, in accordance with the Companies Act and AMEC's Articles of Association. The Company Secretary is responsible for keeping appropriate records, including the scope, of any authorisations granted by AMEC's Board, and ensures AMEC's Board undertakes regular reviews of conflict authorisations.

Executive directors are not permitted to accept external directorships without the prior approval of AMEC's Board. In March 2013, Samir Brikho was appointed as an independent non-executive director of Skandinaviska Enskilda Banken AB. Prior to accepting the appointment, AMEC's Board reviewed the nature of the position and time commitment required and concluded that it would not adversely impact on his ability to fulfil his role as Chief Executive of AMEC.

No conflicts of interest arose in 2013.

In March 2014, Ian McHoul was appointed as an independent non-executive director of Britvic plc. Prior to accepting the appointment, AMEC's Board reviewed the nature of the position and time commitment required and concluded that it would not adversely impact on his ability to fulfil his role as Chief Financial Officer of AMEC.

See "—The Board—Non-executive Directors" for information regarding the review of non-executive director appointments in 2013 and 2014.

Professional Development

A comprehensive induction programme is in place for all new directors which, taking into account their previous experience, background and role on the board, is designed to further their knowledge and understanding of the group and their associated role and responsibilities. All new directors are provided with key board, corporate and financial information; attend meetings with other members of AMEC's board, group management and their extended teams; receive briefings on governance within

AMEC; and, where possible, meet AMEC's major shareholders. Where a new director is to serve on a board committee, induction material relevant to the committee is also provided.

Ongoing training, relevant to each director's individual development needs, continues after appointment to ensure the continued enhancement of their skills and knowledge of the business, in order that they may continue to effectively fulfil their role on AMEC's Board and its committees. Internally facilitated training is arranged by the Company Secretary on topics and issues relevant to the operation of AMEC's Board and responsibilities of the directors and use is also made of external auditor and adviser training programmes. Individually the directors also from time to time attend seminars and conferences related to their areas of expertise and responsibility. AMEC's Board receives presentations from management on changes and significant developments in the business. For example, at the December 2013 board meeting, the Group HSSE Director gave a presentation on HSSE matters and security risk management. AMEC's Board also receives regular updates on changes in legislation and regular communications from the Company Secretary's office on key developments in corporate governance. To further develop the directors' understanding of the group's operations and culture, AMEC's Board undertakes visits to various places of AMEC's business. The board visited a Canada-based oil sands project site in 2013.

Evaluation

In line with the recommendations of the UK Corporate Governance Code, or the UK Code, each year a formal performance evaluation review is undertaken of AMEC's Board, its committees and the directors individually. In 2012, the evaluation process was undertaken externally by the Inzito Partnership, an independent party, which had no other connection with AMEC. In 2013, the performance evaluation was conducted internally with the assistance of the Company Secretary.

In 2013, the process involved the completion by each director of a questionnaire designed to establish their perceptions in areas such as: the current composition of AMEC's Board, board dynamics and the relationships between board members; the effectiveness of the board's processes and its interaction with its committees; and the quality and sources of information presented to the board, the board's oversight of operational matters and the support available from the Company Secretary. Views were also sought on the sufficiency of strategic and risk oversight afforded to the board and on the level of interaction and engagement with shareholders. The responses to the questionnaires were returned to the Company Secretary for analysis, who subsequently produced a report of the issues raised for discussion by AMEC's Board at its June 2013 meeting. In summary, the results were positive and demonstrated sustained progress against the outcomes of the 2012 evaluation process. Areas for improvement were again relatively minor and included the following:

•
while satisfied with the current composition and collective performance, the board considered it might be beneficial to appoint additional board members who would complement and strengthen the existing skill set and experiences, and so further improve board diversity and the effective discharge of their duties;

•
one key area of focus remains increased interaction on strategy and engagement with the group presidents of the three business units, to allow greater oversight of the direction and effectiveness of the new organisational structure; and

•
in considering the future shape of the business, the greater prioritisation of management development and succession planning was also agreed.

In accordance with the terms of the UK Code the next externally facilitated board evaluation review will be undertaken no later than 2015.

Information and Support

The Chairman's responsibilities for ensuring that the directors receive accurate, timely and clear information are, in the main, discharged by the Company Secretary, who is fundamental in ensuring the efficiency and effectiveness of AMEC's Board.

The Company Secretary is responsible for ensuring that the directors have timely access to full, accurate and relevant information. Agendas and supporting papers are circulated approximately one week prior to all meetings to allow sufficient time for digestion and reflection and to ensure informed debate and challenge at meetings. Where the directors, particularly non-executive directors, require further insight on any issue, the Company Secretary will facilitate this from the business or relevant members of the senior management team. Members of senior management are also regularly invited to attend board meetings to present on specific projects and issues as required. The Company Secretary ensures that the correct board procedures are followed and that AMEC's Board is informed on legislative, regulatory and governance matters related to its operation. In addition to the advice and services of the Company Secretary, which are available to all of the directors, a formal process exists for the directors to take independent professional advice, at AMEC's expense, where they conclude it necessary to discharge their responsibilities. The Company Secretary is responsible for the organisation and co-ordination of access to such advice. The Company Secretary is also accountable for ensuring that an accurate record is taken of all meetings of AMEC's Board and its committees. If a director had a concern about the running of AMEC or a proposed action that could not be resolved, this would be recorded in the minutes. Further, on resignation, should a director have any such concerns, they would be invited to provide the Chairman with a written statement for circulation to the board. The appointment and removal of the Company Secretary is one of the matters reserved for the board.

Board Committees

There are four board committees: audit, nominations, remuneration and ethics. All of these have appropriate terms of reference, which are regularly reviewed by AMEC's Board to ensure compliance with best practice and corporate governance requirements. All of the board's independent non-executive directors are members of each of the board committees.

AMEC's Board ensures that the committees are provided with whatever resources they need to undertake their duties and that their membership continues to be appropriate. The secretary of the committees produces timely records of all meetings, which are circulated to each member. In addition, the chairman of each board committee reports fully to AMEC's Board following each meeting.

Audit Committee

The purpose of the audit committee is to provide independent scrutiny of AMEC's financial and non-financial performance and of the adequacy of the risk management framework and the internal controls and the performance of both the external and internal audit functions.

Members

The audit committee comprises all the independent non-executive directors. The quorum for the audit committee is two members.

Colin Day is the chairman of this committee and has recent and relevant financial experience in auditing and accounting.

Key responsibilities

•
Reviewing the annual and half yearly financial statements

•
Reviewing and monitoring the internal financial controls and risk management systems

•
Overseeing the relationship with the external auditors including the approval of the engagement letter, letter of representation and statutory audit fees

•
Promoting an effective internal audit function

•
Overseeing AMEC's compliance processes

The audit committee meets at least three times a year and in addition to the committee members, the Chairman, the executive directors, the Group Financial Controller, the Head of Internal Audit and representatives of the external auditor also attend each meeting by invitation. During 2013, the audit committee had the opportunity to meet separately with the external auditor, the head of internal audit and the Chief Financial Officer, in each case without others being present to ascertain whether there were any issues that needed to be raised by any of the parties outside the more formal environment of the committee meetings and no such areas of concern were raised.

During 2013, the audit committee reviewed the terms of reference of both the audit committee itself and that of the internal audit department. The outcome of these reviews was that the audit committee's terms of reference were refreshed to reflect the additional reporting requirements under the UK Code. The terms of reference of the internal audit department were considered to continue to meet the requirements of the audit committee and the company.

Internal Controls and Risk Management

The audit committee reviews the processes by which AMEC's control environment is evaluated. A control risk assessment is undertaken every year, with comprehensive integrity checks. This process is augmented by an annual corporate assessment process whereby every year, senior management throughout AMEC are asked to provide confirmation of compliance with all AMEC's policies, procedures and codes of practice. Any areas of concern have to be fully explained and addressed.

The audit committee's primary responsibilities in relation to risk management are in ensuring that robust processes are in place for managing risk throughout AMEC.

Internal Audit

The audit committee monitors and reviews the operation of the internal audit function, and receives a full report at each meeting from the head of internal audit. The findings of each internal audit review are summarised and the audit committee focuses on unsatisfactory findings and on the action plans in place to address matters.

The head of internal audit formally reports to the audit committee chairman.

External Audit

The audit committee oversees the relationship with AMEC's external auditor, Ernst & Young. This process includes an annual assessment of relevant audit risks.

During 2013, the audit committee also conducted an internal review led by the head of internal audit, on the effectiveness of the external auditor. This identified a few minor issues that have subsequently been addressed, including some duplication of information requests and a requirement for better co-ordination in some areas. These reports are conducted annually on behalf of the audit committee by the head of internal audit and the process is overseen by the Company Secretary.

Ernst & Young were appointed as AMEC's external auditor in 2010, following a formal tender process. Both Ernst & Young and the audit partner responsible for the group audit have now been in place for four years. The audit committee takes account of and endorses the relevant provisions of the UK Code in this regard, which means that the external audit contract will be put out to tender at the latest by 2020.

AMEC has a formal procedure for the provision of non-audit and other services to ensure that such work does not impair the objectivity and independence of the external auditor. The procedure clearly outlines the category of work the external auditor is permitted to carry out and the rules governing what is not permitted, and these are aligned with both UK and US requirements. The audit committee has delegated authority to pre-approve non-audit and other services to the audit committee Chairman, who is an independent director of the board. This process is overseen and is continually monitored by the head of internal audit on behalf of the audit committee and details of all non-audit and other services performed are formally presented to the audit committee twice a year. It is the responsibility of the audit committee to monitor the overall level of non-audit and other fees in relation to audit fees from an independence point of view and to confirm that independence has been safeguarded. If there are any concerns about this, for the avoidance of doubt, the undertaking of such work would not be permitted.

The level of non-audit fee awarded to Ernst & Young is considerably higher in 2013 than would normally be the situation, as shown in the table below. In conjunction with the Chief Financial Officer, the audit committee approved the services of Ernst & Young to undertake and support management's due diligence over the proposed Acquisition of Foster Wheeler. The substantial due diligence performed by Ernst & Young primarily covered the balance sheet, profit & loss statement, accounting policies, revenues, provisions, liabilities, general accounting, tax, corporate finance and US GAAP differences. The decision to appoint Ernst & Young to undertake this work is considered by the audit committee to be in the best interest of shareholders as the firm has a deep understanding of AMEC, placing them at a distinct advantage to support AMEC's Board in this matter. In addition, should the Acquisition be successful, a sizeable portion of the work performed by Ernst & Young will not have to be repeated thereby making the most efficient and economic use of shareholders' funds.

All Ernst & Young fees for non-audit work were approved in accordance with AMEC's policy covering non-audit services.

The table below presents fees paid to Ernst & Young:

	2012	2013
	(£ thousands)
Fees
Statutory fee	1,332	1,422
Non-audit	686	448

Sub total	2,018	1,870
Proposed Foster Wheeler acquisition	—	1,600

Total	2,018	3,470

Nominations Committee

The nominations committee leads the process for identifying, and makes recommendations to AMEC's Board concerning the appointment or termination of, any new director or the Company Secretary and, in the case of non-executive directors and the Chairman, the extension of existing appointments. It makes recommendations to AMEC's Board on appointments to board committees.

Members

The nominations committee comprises all the non-executive directors including the Chairman. The quorum for the nominations committee is three members. John Connolly is the chairman of this committee.

Roles and Responsibilities

The nominations committee evaluates the structure, size and composition of AMEC's Board, including the mix of skills, experience, independence and knowledge of the directors. In considering recommendations to AMEC's Board, with regard to any changes considered necessary to maintain the appropriate balance of skills and experiences to progress the group's strategy, the nominations committee is cognisant of the benefits of diversity, including but not limited to gender.

The nominations committee also reviews board succession planning, in conjunction with reports from the Chief Executive and Group HR Director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within AMEC and on AMEC's Board.

Remuneration Committee

The remuneration committee's principal aims are to attract and retain good management and to incentivise them to increase the value of AMEC for its shareholders.

Members

The remuneration committee comprises all the non-executive directors including the Chairman. The quorum for the remuneration committee is two members.

Simon Thompson is the Chairman of this committee.

Roles and Responsibilities

In considering the matters within its remit, the remuneration committee takes account of recommendations from the Chairman in respect of the Chief Executive and from the Chief Executive in respect of other executive directors and designated executives. It is advised independently by New Bridge Street, or NBS. NBS was reappointed by the remuneration committee in 2013 and its terms of engagement are available from the Company Secretary. NBS does not undertake any material additional work for AMEC. NBS is wholly-owned by Aon Corporation and while other companies within the Aon group do undertake material work for AMEC, this is not in the area of executive remuneration and arrangements are in place within the Aon Group to ring-fence NBS from other services provided. Accordingly, the remuneration committee does not believe that the independence of its adviser is compromised in any way. NBS was paid £44,000 during the year for the advice provided to the remuneration committee on the basis of time expended and seniority of individuals providing the advice. The remuneration committee is also supported by AMEC's HR department which may from time to time use third parties to provide data and technical advice.

The remuneration committee normally meets three times a year and has an established annual agenda of items that it considers at the various meetings, the major elements of which are summarised below:

February

•
Confirmation of short- and long-term incentive outcomes

•
Approval of Directors Remuneration Report

•
New long-term incentive, or LTI, awards

August

•
Shareholder feedback/consultation

•
Remuneration policy

•
Committee processes and appointment of consultants

December

•
Review of individual base salaries and total remuneration

•
Incentive plan targets

No additional meetings were held during 2013.

Ethics Committee

The purpose of the ethics committee is to assist AMEC's Board in upholding AMEC's core value of integrity.

Members

The ethics committee comprises all the independent non-executive directors. The quorum for the ethics committee is two members. Linda Adamany is the Chairman of this committee.

Roles and Responsibilities

The ethics committee reviews and monitors business ethics within AMEC, including compliance with relevant legislation, regulation and current best practice relating to such matters as the prevention of bribery and corruption, government contracting, competition and import/export restrictions, trade compliance and discrimination or inappropriate behaviour in the workplace. It also reviews and approves AMEC's Code of Business Conduct at least annually to ensure that it addresses the above issues.

It considers and reviews the scope and planning of all compliance activity within AMEC and reviews the extent and effectiveness of AMEC's internal training and external reporting of compliance and ethics matters.

AMEC has in place arrangements with an independent third-party provider for employees to raise concerns or report compliance issues in confidence. In the event of an actual or suspected material breach of AMEC's Code of Business Conduct or any relevant legislation, a member of the ethics committee will take responsibility for and manage any investigation into the relevant matter with the support of the General Counsel and Company Secretary. The ethics committee may use internal resources and is also authorised to employ external consultants to carry out any such investigation.

Management Committees of AMEC

Corporate Transactions

Members

Chief Executive (Chairman); Chief Financial Officer; General Counsel and Company Secretary.

Responsibilities

The corporate transactions committee considers mergers, acquisitions and disposals and approves transactions where the consideration or assumption of liabilities, as appropriate, is £5 million or less, and above this level it submits recommendations to AMEC's Board for approval. In addition, it determines transaction guidelines that are in line with group policies and procedures.

Risk

Members

Chief Executive (Chairman); Chief Financial Officer; General Counsel and Company Secretary; Head of Risk Management and Insurance.

Responsibilities

The risk committee performs an integral role in the governance of risk within AMEC by helping AMEC's Board fulfil its responsibilities in determining the risk appetite of the group and ensures the soundness of risk management and internal control systems that support it. It also reviews the AMEC risk register and the potential impact of any issues on the risk appetite and the risk profile of the group.

It reports on key risk issues such as new business and geographical locations and also makes recommendations on the insurance programme for the group.

Pensions and Retirement Benefits

Members

Chief Financial Officer (Chairman); Group HR Director; Corporate Pensions Manager.

Responsibilities

The pensions and retirement benefits committee reviews and recommends the establishment of any new or replacement pension arrangements, any significant amendments to existing pension schemes, and the discontinuance, winding up or merger of any existing arrangement. It also agrees with the trustees of those pension arrangements appropriate funding plans to secure the benefits promised.

Share Allotment

Members

All directors; General Counsel and Company Secretary; Deputy Company Secretary (the chairman to be appointed from those directors present).

Responsibilities

The share allotment committee approves the allotment of new shares or the issue of existing shares held in treasury following the exercise of options under the Savings-Related Share Option Scheme, or Sharesave.

Health, Safety, Security and Environmental Review

Members

Chief Executive (Chairman); Group HR Director; General Counsel and Company Secretary.

Responsibilities

The HSSE review committee's key responsibility is to provide effective oversight of AMEC's performance and management of HSSE issues across the group. This includes the evaluation of the effectiveness of the group's policies and management systems in respect of managing health, safety, security and environmental risk in both current and future operations associated with AMEC's growth strategy.

Tender Review

Members

Chief Executive (Chairman); Chief Financial Officer; General Counsel and Company Secretary; Head of Risk Management and Insurance; Group Commercial Director; Head of Finance Operations.

Responsibilities

The tender review committee primarily reviews and approves proposed tender submissions for contracts to be undertaken by the business units that are outside the delegated authority of the business unit leaders.

Internal Control

AMEC's Board is responsible for reviewing AMEC's systems of internal control. The reviews cover the effectiveness and adequacy of financial, operational, compliance and risk management systems and are undertaken regularly. These systems can, however, only provide reasonable assurance against material misstatement or loss, as they are designed to manage rather than eliminate the risk of failure to achieve business objectives.

AMEC's Board and its committees have an ongoing process, which is reviewed regularly by AMEC's Board and accords with the UK's Turnbull guidance, for identifying, evaluating and managing significant risks faced by AMEC, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry into and exit from different markets. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any risk exposure.

The threats and opportunities associated with tender submissions are reviewed by commercial review boards at various levels in the group, in line with delegated authorities. The highest value tenders are, in addition, reviewed by the tender review committee. AMEC applies a set of contracting principles, under which the level of approval required is dependent on the contractual provision in question. The most significant issues in terms of risk require the approval of the relevant business unit lead and the Group Commercial Director.

The internal control processes are complemented by an annual control self-assessment exercise carried out by the principal businesses. This covers health, safety and environment, legal, commercial and contractual, financial, IT and human resources. The results are reviewed by AMEC's Board, through the audit committee, as part of the ongoing internal control monitoring process.

AMEC has interests in a number of joint ventures and joint arrangements where, once the joint ventures or arrangements are ongoing, controls may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities. Responsibility for such reviews rests with the joint venture boards and these are reviewed from time to time as part of AMEC's normal internal audit process.

Risk Management Process

A consistently applied methodology is used at project, operating company and group levels to identify the key risks that could have a significant impact on the ability of AMEC to achieve its objectives. These are recorded in risk registers and evaluated to determine the likely impact and probability of occurring.

Control actions are developed to mitigate or eliminate risks that are considered unacceptable. Risk owners are identified and given responsibility for ensuring actions are implemented with appropriate review dates.

The risk registers are reviewed and updated at least quarterly with the relevant risk owners. AMEC's risk management committee reports directly to AMEC's Board.

Reporting directly to the board, the risk management committee is chaired by the Chief Executive and meets at least twice each year to:

•
review risk management policies, procedures and processes;

•
review the AMEC risk register and make recommendations as appropriate;

•
review, approve and make recommendations in respect of those risks which AMEC is willing to accept or assume in the ordinary course of business, or risk appetite;

•
review any issues raised by other committees of AMEC's Board that impact on the risk profile of AMEC;

•
review any emerging risks and any potential impact they may have on risk appetite;

•
review and consider reports on key risk issues such as new business and geographical locations for operations or projects; and

•
issue risk reports and make recommendations to AMEC's Board.

Relations with Shareholders

The executive directors and senior management undertake an extensive programme of meetings with institutional shareholders during each year. Events such as results presentations and other capital market events are webcast and made available on AMEC's website for those unable to attend in person. Each year, the Chairman and Senior Independent Director write to all major shareholders, reminding them that they are available for meetings or telephone calls with them, as required. John Connolly wrote such a letter in March 2013 and, as a result, five meetings were arranged. Major UK-based shareholders were invited to join the Chairman for an informal lunch in London in December 2013. Representatives from four institutions accepted the invitation and contributed to interesting and wide-ranging discussions. The Chairman and the Senior Independent Director attend full-year results presentations. Ad hoc requests from shareholders for meetings with members of AMEC's Board are facilitated by the investor relations team. An in-depth perception study of investors' views undertaken by Clare Williams Associates, an independent third-party, was presented to AMEC's Board in February 2013. The results of the study were unsurprising, with investors seeking greater clarity on how AMEC's cash was to be used. The meeting was also attended by AMEC's brokers. AMEC's Board also receives unedited feedback reports following shareholder meetings and all material brokers' research notes on AMEC.

Corporate Governance Practices: Differences from the NYSE Listing Standards

AMEC intends to apply for the AMEC ADSs to be listed on the NYSE. AMEC ADSs will commence trading on the NYSE following completion of the Offer. AMEC will therefore be required to disclose differences in its corporate governance practices adopted as a UK listed company, compared with those of a US company.

AMEC's corporate governance practices are primarily based on the requirements of the UK Code but substantially conform to those required of US companies listed on the NYSE. The following is a summary of the significant ways in which AMEC's corporate governance practices differ from those followed by US companies under the NYSE listing standards.

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The NYSE listing standards and the Code apply different tests for the independence of Board members.

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The NYSE listing standards require a separate nominating/corporate governance committee composed entirely of independent directors. There is, however, no requirement for a separate corporate governance committee in the United Kingdom. Under AMEC's corporate governance policies, all Directors on AMEC's Board discuss and decide upon governance issues and the nominations committee makes recommendations to AMEC's Board with regard to certain of the responsibilities of a corporate governance committee.

•
The NYSE listing standards require listed companies to adopt and disclose corporate governance guidelines. While AMEC reports compliance with the UK Code in each Annual Report, the UK requirements do not require AMEC to adopt and disclose separate corporate governance guidelines.

•
The NYSE listing standards require a separate audit committee composed of at least three independent members. While AMEC's audit committee exceeds the minimum independent non-executive director membership requirements, it should be noted that the quorum for a meeting of the audit committee, of two independent non-executive directors, is less than the minimum membership requirements under the NYSE listing standards.

•
The NYSE listing standards require a compensation committee composed entirely of independent directors, and prescribe criteria to evaluate the independence of the committee's members and its ability to engage external compensation advisers. While the UK Code prescribes different independence criteria, the non-executive directors on the Remuneration Committee have each been deemed independent by AMEC's Board under the NYSE listing standards. Although the evaluation criteria for appointment of external advisers differ under the UK Code, the Remuneration Committee is solely responsible for appointment, retention and termination of such advisers.

REMUNERATION OF AMEC'S DIRECTORS AND SENIOR MANAGEMENT

Overview

The following disclosure is based on AMEC's directors' remuneration report for the year ended 31 December 2013, updated as necessary to comply with the relevant disclosure requirements. All amounts quoted are in pounds sterling.

Remuneration Policy

The following description sets out AMEC's directors' remuneration policy that was subject to the new statutory binding vote at AMEC's 2014 AGM. The policy was duly approved and took effect from the date of AMEC's 2014 AGM (save that for the purposes of Section 226D(6) of the Companies Act, the effective date is the end of the financial year starting 1 January 2014).

Components of Directors' Remuneration

The components of the directors' remuneration package are described below (except on recruitments or promotions, see "—Recruitment Pay Policy" below). As part of this policy, AMEC will honour payments or awards crystallising after the effective date of this policy but arising from commitments entered into prior to the effective date of the new policy, or at a time when the relevant individual was not a director of AMEC.

Executive Directors

Salary

Executive directors' salary enables AMEC's business to attract and retain individuals with the personal attributes, skills and experience required to deliver its strategy. This also applies to the other elements of fixed remuneration described below (pension and other benefits). Executive directors' salaries are reviewed annually from 1 January. Interim reviews are only conducted in the event of significant changes of responsibility.

Salary increases for executive directors will not normally exceed the average increase awarded to other employees based in the same country. Increases may be above this level if there is an increase in the scale, scope, complexity or responsibility of the role or to allow the base salary of newly appointed executives to move towards market norms as their experience and contribution increase. See "—Annual Report on Remuneration—Application of Remuneration Policy for the Year Ending 31 December 2014—Changes to Base Salaries of Executive Directors" below for information on the salaries for executive directors for 2014.

Pension and Related Benefits

Executive directors' pension and related benefits normally operate through a fixed allowance, some or all of which can be paid in the form of a company contribution to a defined contribution pension plan with any balance paid as a cash supplement. Where the plan permits, individuals may also sacrifice on a like-for-like basis part of base salary in return for an enhanced company contribution. Pension plan membership is available on the same basis as for senior employees generally in the country in which the individual is based and there are no special arrangements for directors. Life assurance is also provided.

Samir Brikho has an historic arrangement that provides for a pension payable from age 60 based on an accrual rate of one-thirtieth and on final pensionable salary in respect of service to 31 December 2007 and career averaged revalued earnings in respect of service thereafter. Salary and earnings for pension purposes are subject to a cap, currently £157,500 per year for UK tax year 2014/15. The cap is increased annually, broadly in line with UK inflation. Samir Brikho also receives the pension allowance on salary above this cap as a cash supplement.

To allow for the fluctuating value of defined benefit pension accrual and cost of life assurance, the aggregate value of those arrangements, company contribution to a defined contribution arrangement and cash supplement will not exceed 50 per cent. of annual salary.

Other Benefits

Standard benefits for executive directors typically include disability and healthcare insurance (including cover for eligible dependants), car/travel allowance, working lunches and tax return preparation assistance. Additional benefits may be paid where an individual is required by the company to relocate. This can include temporary housing prior to full relocation and a one-off payment to cover specific costs of moving home or an allowance of an equivalent amount paid for a fixed number of years.

Where individuals are required to work in another country on a temporary basis, housing, travel, tax equalisation and cost of living adjustments may also be paid in line with AMEC's normal policy for employees generally.

Other benefits may be provided from time to time where the remuneration committee feels it appropriate and in line with market practice to do so in the country in which the director is based.

AMEC may from time to time operate other arrangements that are open to employees in a particular country (for example, relating to savings, discounted purchase, salary sacrifice, holiday buy and sell, service recognition awards) that executive directors may participate in on the same basis as other employees in the country in which they are based.

The actual value of these benefits will vary from time to time depending, among other things, on the cost of insuring them. The intention is that the aggregate cost would be in line with market practice and will not exceed 100 per cent. of annual salary where there is a relocation/expatriate element and 20 per cent. of annual salary otherwise.

Annual Bonus

The executive directors' annual bonus rewards the achievement of annual financial and delivery of other strategic business targets. The bonus is calculated by reference to a mix of financial and other strategic and personal objectives set by the remuneration committee that vary from year to year and between individuals to reflect the business priorities associated with each role. Profit-based measures will have a weighting of not less than 50 per cent. Part of the bonus is subject to an additional stretch profit target. See "—Annual Report on Remuneration—Application of Remuneration Policy for the Year Ending 31 December 2014—Annual Bonus Measures and Targets" below for details of the measures for the year ending 31 December 2014.

The target level of bonus on the financial targets element is two-thirds of maximum excluding additional stretch and the threshold level is 25 per cent.

Payment of any bonus earned in relation to the additional stretch element is in the form of AMEC shares deferred for three years during which the bonus is subject to "bad leaver" forfeiture and claw-back in the event that the accounts for the year for which the shares were earned are required to be restated for a correction of a prior period error.

The balance of the bonus is normally paid as a cash allowance following the end of the year to which the payment relates. However, to facilitate higher levels of executive share ownership, the bonus may, at the director's option and subject to AMEC's remuneration committee's agreement, be in the form of options over AMEC shares of equivalent value instead of cash payment. The vesting is deferred for three months during which it is forfeit if the individual is a "bad leaver". Such options have a six-month exercise window.

AMEC's remuneration committee has discretion to amend performance measures and targets or adjust bonus payouts to take account of exceptional items, unbudgeted acquisitions or disposals, and other aspects of performance which have not been specifically identified in the targets.

The maximum annual bonus is 150 per cent. of annual salary for the Chief Executive and 125 per cent. for other executive directors (including the additional stretch element).

Performance Share Plan, or PSP

The PSP incentivises directors to achieve long-term value creation and alignment with long-term returns to shareholders. Under the PSP, AMEC makes annual awards of restricted shares or nil-cost options (with an 18-month exercise period after vesting). Part of the award, or the Matched Award, is conditional on the individual electing to lodge AMEC shares they beneficially own, or Investment Shares, which are then held for the three years to vesting and is awarded in proportion to the number of Investment Shares on a ratio determined by the remuneration committee at the time of each award. These shares count towards satisfying the requirements of the shareholding guidelines. See "—Annual Report on Remuneration—Directors' Share Interests and Shareholding Requirements" below.

The basic award is subject to EPS growth and relative total shareholder return, or TSR, measured over a three-year period with equal weighting on each measure. The Matched Award is subject to the same EPS measure only. Additionally, awards are subject to a provision that allows AMEC's remuneration committee to reduce vesting in the event that the accounts for any year over which the shares were earned are required to be restated for a correction of a prior period error. There is further provision to reduce leaver awards retrospectively on an individual basis. See "—Recruitment Pay Policy—Policy on Notice and Payment for Loss of Office" below.

The number of shares vesting from these awards is increased to take account of reinvested dividends during the performance period.

AMEC's remuneration committee will determine the applicable EPS range for each set of awards, with 25 per cent. of the relevant portion of the awards vesting if the bottom of the range is achieved and 100 per cent. if the top is achieved, with straight-line vesting between. EPS is adjusted for certain defined items and calculated on a consistent basis between base and final years.

AMEC's remuneration committee will determine the TSR comparator group for each set of awards with 25 per cent. of the relevant portion of the awards vesting if AMEC's ranking is at median and 100 per cent. if it is at upper quartile, with straight-line vesting between. The remuneration committee has discretion not to vest the TSR portion if it is not satisfied that there has been sustained financial growth over the period.

AMEC's remuneration committee may amend the performance conditions if an event happens which the remuneration committee considers to be of a genuine, exceptional nature so that amended performance condition(s) would be a fairer measure of performance and would be neither easier nor more difficult to satisfy.

In the event of a change of control, awards will normally vest to the extent that the performance conditions have been met at that time. The remuneration committee has discretion to measure performance based solely against one of the performance conditions or to agree an exchange of awards instead of immediate vesting.

The maximum award is an award of shares with a face value at the time of award of up to 250 per cent. of annual salary (ignoring dividend equivalents).

Savings-Related Share Option Scheme, or Sharesave

Sharesave is an employee share plan under which discounted options over AMEC shares are granted linked to a savings arrangement. The exercise price can be up to a 20 per cent. discount to the share price at the time of offer and the number of shares is that which can be bought at the exercise price with the expected proceeds of the savings contract. Executive directors are eligible to participate in this plan on the same basis as other employees in the country in which they are located. Invitations to participate may be made annually.

Sharesave is not subject to performance conditions as the terms of the plan are subject to tax legislation in the United Kingdom and certain other countries including the United States that preclude this.

The maximum monthly savings level under any concurrent Sharesave plan is determined by the directors in their discretion, and may not exceed the limit set by the UK government from time to time for such plans (currently £500 per month or the equivalent in other currencies).

Chairman and Non-executive Directors

The remuneration of non-executive directors is set by AMEC's Chairman and Chief Executive under delegated authority from AMEC's Board rather than by AMEC's remuneration committee.

Fees

In order to attract and retain individuals with the personal attributes, skills and experience required to determine strategy and governance, to apply executive oversight and to represent shareholders' interests, AMEC's non-executive directors receive only fees for their services and do not participate in any of the incentive or benefit schemes of the group. The fee structure comprises a base fee and additional fees to reflect time commitment and responsibility of specific roles (senior independent director and audit, remuneration and ethics committee chairmen). Additional fees may also be paid to directors not resident in the United Kingdom to recognise the additional travelling time in attending meetings.

Increases in the chairman's fee will not normally exceed the average increase awarded to executive directors.

AMEC's Articles of Association currently set an aggregate limit of £600,000 for base fees for non-executive directors. Total fees will not exceed market norms.

Selection of Performance Targets

Financial performance targets under the annual bonus plan are set so that the target level of bonus is paid normally for achieving AMEC's short-range plan. To achieve maximum bonus, higher targets have to be met. In determining targets, the remuneration committee takes account of the general business circumstances including the perceived difficulty inherent in the short-range plan and the need to balance stretch against risk. The additional stretch bonus is subject to a profit target and only begins to be earned for performance that exceeds the maximum target that applies to other executives. Profit is chosen as the most appropriate measure of the company's short-term performance and the cash measures are chosen both to reflect the conversion of profit to cash and the management of cash flow across the year.

EPS targets under the PSP are set to reflect AMEC's longer-term growth objectives at a level where the maximum represents genuine outperformance against expectations. EPS is chosen as the most appropriate measure of absolute growth in line with AMEC's strategy. TSR is chosen to measure relative long-term performance against a peer group comprising UK and international companies against which AMEC competes directly and other UK-listed companies of a comparable size in related sectors.

Recruitment Pay Policy

The following table sets forth AMEC's recruitment pay policy.

Item	External hire	Internal promotion to the board
Base salary	Take account of current terms and any premium required to secure high calibre appointment.	Take account of current terms, relativities with other board members and whether any previous plc board experience. If initial salary is below market benchmark for role, would expect to move progressively to that level over next 24 months based on performance in role.
Pension and related benefits	Existing arrangements may be continued, otherwise in line with standard policy.	Existing arrangements may be continued, otherwise in line with standard policy.
Other benefits	Normally in line with standard policy but may include special transitional arrangements. For example, overseas hire where dependants remain outside the United Kingdom.	Existing arrangements may be continued, otherwise in line with standard policy.
Annual bonus	Inclusion in annual bonus for year of hire based on pro-rated salary. Maximum opportunity no greater than that for Chief Executive.	Where relevant, increase existing bonus opportunity to level applicable to new role and apply pro rata from date of promotion including any amendment to performance measures.
Maximum opportunity no greater than that for Chief Executive.
PSP
Inclusion in PSP for the year of hire subject to same performance conditions as others but with three-year vesting period running from the date of joining.
Maximum opportunity in line with standard policy.
Maximum opportunity in line with standard policy allowing for an additional award to be made in the year of appointment to reflect the timing of the appointment and the extent of other enhancements to remuneration terms. Previous awards will continue on their original terms.
Sharesave	Inclusion in next offer subject to meeting any qualifying period of service that applies for new employees generally.	Inclusion in next offer subject to any restrictions as a result of savings limits.

Item	External hire	Internal promotion to the board
Notice periods	Where it is necessary to secure the services of a particular individual, AMEC's remuneration committee has discretion to agree initial notice periods of not more than 24 months reducing to normal policy level over a period of not more than 12 months.	Apply standard policy immediately including, if relevant, reducing any more favourable existing terms.
One-off arrangements
Where individuals forfeit bonus or long-term incentive payments from their former employer as a result of resigning to join AMEC, then the remuneration committee has the discretion to make additional one-off awards in the form of cash and/or shares and subject to performance and/or other conditions, including holding periods, as appropriate. The maximum amounts to be awarded would be based on an estimate of actual loss discounted for any accelerated payment and the extent to which the loss is otherwise compensated for by the new terms overall.
Individuals may be compensated for actual expenses, including temporary accommodation, in the event that they are required to relocate to take up the new role. Alternatively, a temporary cash allowance may be paid for a limited period of time which equates to the estimated relocation cost that would otherwise have been reimbursed. These amounts will include any grossing-up for tax.

Individuals may be compensated for actual expenses, including temporary accommodation, in the event that they are required to relocate to take up the new role. Alternatively, a temporary cash allowance may be paid for a limited period of time which equates to the estimated relocation cost that would otherwise have been reimbursed. These amounts will include any grossing-up for tax.

Policy on Notice and Payment for Loss of Office

Policy

AMEC's newly appointed executive directors will be employed on contracts that include the following provisions:

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The individual will be required to give six months' notice if they wish to leave and AMEC will give up to 12 months' notice of termination other than for gross misconduct or other circumstances where employment may be terminated without notice.

•
At AMEC's discretion, the individual may be placed on garden leave for some or all of the period between the giving of notice and termination in which case AMEC will continue to pay salary and benefits for the garden leave period but will not make new share or other incentive awards.

•
At any time, at AMEC's discretion, employment may be terminated before the end of the required notice period by making a payment in lieu of the balance and subject to mitigation as described more fully in the table below.

In the event of long-term incapacity, employment would not normally be terminated so long as the executive was entitled to payments under AMEC's group income protection insurance arrangements but the executive would be required to stand down from their role and as a director.

Payment

Payment for loss of office will be determined according to the following principles set out below and, for the current executive directors, having regard to their existing contractual terms as described in "—Remuneration Policy—Payment to Existing Executive Directors" below.

Notice

The executive will receive base salary, pension and other benefits for any part of the notice period worked (and any period of garden leave). On termination, the executive will be entitled to payment for any accrued but untaken holiday pay.

AMEC may elect to pay a sum in lieu of notice for all or any part of the notice period, calculated by reference to the value of salary, pension and other contractual benefits (excluding bonus). In determining the payments to be made and the structure of such payments, AMEC will have regard to the executive's ability to mitigate their loss. In respect of any defined benefit pension rights, an augmentation of benefits for the relevant part of the notice period may be made. The remuneration committee has discretion to continue to provide certain benefits to the end of the notice period rather than including them in the payment in lieu.

Where AMEC terminates the executive's employment for gross misconduct (or other circumstances entitling AMEC to treat the contract as at an immediate end) termination will be immediate and no payment in lieu of notice will be made.

Annual Bonus

No bonus will be paid in the event of termination for gross misconduct.

In all other circumstances, the remuneration committee will consider whether it is appropriate to make a bonus payment for the year in question taking into account all relevant circumstances, including performance and conduct. Payment will usually be determined and paid in cash at the normal time.

Deferred Bonus from Prior Years

Deferred bonus will be forfeit in the event of termination for gross misconduct. In the case of death it will be paid in full to the estate as soon as practicable thereafter. In other circumstances, it may be paid at the normal time at AMEC's remuneration committee's discretion depending on the circumstances of termination.

PSP

All unvested awards will lapse on leaving in the event of termination for gross misconduct or other "bad leaver" circumstances and any Investment Shares will be released. An example of a "bad leaver" would be an individual resigning in order to take up a position with a competitor.

Awards will immediately vest in full in the event of death.

In other cases, unvested basic awards will be pro-rated for service, which may include any period for which payment was made in lieu. Provided the associated Investment Shares remain lodged, Matched Awards will normally be retained in full unless the remuneration committee decide to pro-rate for service. A further reduction may be made at the remuneration committee's discretion to take account of relevant circumstances at the time of leaving. The retained awards will vest in the normal way, taking account of the relevant performance conditions, and at the normal time subject to the remuneration committee being satisfied at that time that the individual remains a good leaver.

Other

Redundancy pay in line with statutory provisions or those applying to employees generally in the country in which the director is based will be provided in the event of termination due to redundancy. The cost of legal, tax or other advice incurred by the individual in connection with the termination and/or support with seeking alternative employment may be met up to a maximum of £100,000. Additional payments may be made where required to settle legal disputes or as consideration for new or amended post-employment restrictions. Where an individual is in receipt of relocation or expatriation benefits, the costs of actual expenses incurred in relation to any arrangements that are subject to term contracts may continue to be reimbursed for up to six months or, at the company's discretion, a one-off payment made to cover the costs of premature cancellation. The cost of repatriation will also be covered where this was part of the original expatriation terms.

Sharesave options lapse unless the director leaves because of specified good leaver reasons in which case they can be exercised for a limited period, to the extent of savings made to the date of exercise.

Payment to Existing Executive Directors

Samir Brikho and Ian McHoul are both employed under contracts (dated April 2007 and September 2008 respectively) with notice periods of twelve months from AMEC and which require them to give six months' notice of resignation. The contracts permit for payment to be made in lieu of all or part of the required notice period at AMEC's discretion but there is no prescribed methodology for calculating such payment in lieu or applying mitigation. Should circumstances arise where notice is given and the executive is not required to work all or part of the notice period, the terms of the existing contracts would be honoured. The individuals may be placed on garden leave for part of the notice period in which case the remuneration committee may determine that it is appropriate to pay an element of bonus for that garden leave period.

Existing Directors' Service Contracts

The notice provisions for Samir Brikho and Ian McHoul are described above. There are no specified change-of-control provisions.

The Chairman's engagement may be terminated on six months' notice on either side.

The contracts of non-executive directors may be terminated by the individual at any time. There are no specific provisions for compensation in the event of early termination by AMEC. AMEC's practice is that all directors submit themselves for re-election on an annual basis, in line with the recommendations in the UK Code.

Consideration of Conditions Elsewhere in AMEC and Shareholder Views

AMEC's approach to the annual review of base salaries is to take account of personal performance, company performance and pay levels more broadly within the company. The increases for 2014 were within the range of increases awarded to AMEC staff in the United Kingdom generally. External benchmarking is also taken into account, particularly for new appointments.

Any proposals to change remuneration policy are considered against the "best practice" guidelines produced by shareholder bodies and major shareholders are consulted directly when formulating any proposals for significant changes. AMEC's remuneration committee did consider these guidelines as well as representations made by certain individual shareholders in formulating its policy. There was no direct consultation with employees.

The Chairman of AMEC and the Chairman of AMEC's remuneration committee make themselves available at any time and also at each AGM to discuss any issues raised by shareholders.

Differences in Policy for Directors Compared to Other Employees

The structure of remuneration for executive directors is in line with other senior management. The primary differences compared to other employees are the structure of variable pay, which for senior management is in the form of performance-related incentives and for other employees is largely in the form of overtime and allowances reflecting the different emphases of the roles, and in the level of accrual under defined benefit arrangements.

Annual Report on Remuneration

Application of Remuneration Policy for the Year Ending 31 December 2014

Changes to Base Salaries for Executive Directors

The base salaries of the two executive directors have been increased from 1 January 2014 in line with the percentage increases awarded to other employees in the United Kingdom. The following table sets forth the base salaries of Samir Brikho and Ian McHoul:

Salaries	2013	2014	Change
	(£)	(£)	(%)
Samir Brikho	927,000	954,000	2.9
Ian McHoul	515,000	530,000	2.9

Annual Bonus Measures and Targets

The annual bonus plan will operate in much the same way as in 2013 and will be consistent with the policy described above. The following table sets forth the bonus measures and their weightings

(maximum opportunity as a percentage of base salary) that have been agreed for 2014. They reflect a range of financial and strategic measures that support AMEC's key strategic objectives.

Bonus measures and targets	Samir Brikho	Ian McHoul
	(%)
Measure
Adjusted EBITA(1)	70	55
EBITA additional stretch(1)	25	25
Cash conversion—full year	18.75	15
Cash conversion—half year	6.25	5
Other strategic objectives	30	25

Totals	150	125

Note:

(1)
As reported in the UK annual report in the relevant year.

2014 targets against these measures are not disclosed because they are commercially sensitive and may be subject to revision. They will be disclosed retrospectively in AMEC's next annual report on remuneration for 2014 to the extent that they do not remain commercially sensitive at that time.

Long-term Incentive Awards Made in 2014

The PSP will operate in the manner described in the policy set out above. The following table sets forth the measures and their associated targets:

Measure	Threshold (25% vesting)	Maximum (100% vesting)
TSR ranking	Median	Upper Quartile
EPS CAGR	5%	10%

The above EPS targets will be adjusted to reflect the proposed Acquisition, assuming it proceeds. The TSR comparator group will be the same as for the 2013 awards described in "—Details of Share Awards During the Year ended 31 December 2013—Comparator Group in Respect of Awards Made in the Year Ended 31 December 2013" below. The matching ratio is two for one.

PSP awards were granted on 27 March 2014. See "Security Ownership of Certain Beneficial Holders, Directors and Management of AMEC—Outstanding Share-based Awards and Option-based Awards" for full details of the awards granted to executive directors and members of senior management.

Illustrations of Application of Policy

The following graphs show the total remuneration for each of the executive directors that could result from the proposed remuneration policy in the year ending 31 December 2014 under three different performance levels:

Samir Brikho	Ian McHoul

Notes:

(1)
Fixed pay is base salary for 2014 plus the value of pension and benefits. The value of pension and benefits in kind is taken from the single total figure of remuneration for 2013.

(2)
On target performance is the level of performance required to deliver 66.67 per cent. of the maximum annual bonus excluding the additional stretch element and 50 per cent. of the full PSP award.

(3)
Maximum performance would result in the maximum bonus payment including the additional stretch element and 100 per cent. vesting of PSP award.

(4)
PSP values ignore any change in share price or dividend equivalents.

Changes to Chairman's and Non-executive Directors' Fees

The fee for the Chairman was increased from 1 January 2014 in line with the percentage increases awarded to executive directors. Non-executive directors' fees were increased in line with the market. The following table sets forth changes to the Chairman's and non-executive directors' fees for the years beginning 1 January 2013 and 1 January 2014:

	2013	2014	% change
	(£)		(%)
Chairman	309,000	318,000	2.9
Board fee	58,000	60,500	4.3
Audit committee chairman	17,500	18,500	5.7
Remuneration committee chairman	12,500	13,000	4.0
Ethics committee chairman	6,000	6,000	n/c
Senior Independent Director	5,000	5,500	10.0
Non-UK director (additional travel time)	11,600	12,100	4.3

The information from this point onwards up to and including "—Annual Report on Remuneration—Directors' Share Interests and Shareholding Requirements" below has been audited.

Single Total Figure of Director Remuneration for 2013

During the year ended 31 December 2013, the aggregate remuneration paid or payable to directors of AMEC as a group was approximately £4,210,000, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or related benefits for directors of AMEC, of which £343,000 was due to pension scheme contributions and life assurance, £1,691,000 was due to bonus, performance-related share payments and the exercise of Sharesave options, £81,000 was due to taxable benefits and £2,095,000 was due to salary payments.

The following table shows a single total figure of remuneration in respect of qualifying services for the year ended 31 December 2013 for each director, together with comparative figures for the year ended 31 December 2012. All numbers are rounded to the nearest £1,000.

	Salary/fees		Taxable benefits(1)		Bonus		LTIP(2)		Sharesave(3)		Pension		Total
	Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December		Year ended 31 December
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	(£)
Executive
Samir Brikho	900,000	927,000	42,000	66,000	769,000	717,000	1,152,000	420,000	—	—	229,000	240,000	3,092,000	2,370,000
Ian McHoul	500,000	515,000	15,000	15,000	343,000	315,000	640,000	233,000	—	6,000	100,000	103,000	1,598,000	1,187,000
Non-executive
John Connolly	300,000	309,000	—	—	—	—	—	—	—	—	—	—	300,000	309,000
Tim Faithfull(4)	72,000	76,000	—	—	—	—	—	—	—	—	—	—	72,000	76,000
Simon Thompson	61,000	64,000	—	—	—	—	—	—	—	—	—	—	61,000	64,000
Neil Carson	56,000	58,000	—	—	—	—	—	—	—	—	—	—	56,000	58,000
Colin Day	69,000	76,000	—	—	—	—	—	—	—	—	—	—	69,000	76,000
Linda Adamany(5)	17,000	70,000	—	—	—	—	—	—	—	—	—	—	17,000	70,000

Notes:

(1)
Taxable benefits for the executive directors comprise disability and healthcare insurance, car/travel allowance, working lunches and tax return preparation assistance. Samir Brikho's 2013 figure includes an adjustment of circa £24,000 for prior years in respect of healthcare cover provided for his dependants.

(2)
The LTIP amounts included in AMEC's remuneration report were based on an estimate of the number of shares in respect of which each executive director's PSP award would vest. Awards vested on 5 April 2014 and therefore the figures included in the table above have been updated to reflect the actual vesting values based on the share price at that date (£12.25).

(3)
The Sharesave figure for Ian McHoul is the gain made on exercising an option over 1,512 shares made under the Savings-related Share Option Scheme (Sharesave) at an option price of £6.00. The closing share price on the date of exercise, 3 May 2013, was £10.25, resulting in a gain on exercise of £6,426.

(4)
Tim Faithfull retired from AMEC's Board at the close of AMEC's AGM on 3 April 2014.

(5)
Linda Adamany joined the board in October 2012.

Total Pension Entitlements

The pension amount shown under "—Single Total Figure of Director Remuneration for 2013" for the year ended 31 December 2013 comprises the following:

	Accrued DB pension at 31 December 2013	Value of DB benefit	Cash allowance	Total pension benefit
	(£)
Samir Brikho	35,000	85,000	155,000	240,000
Ian McHoul	—	—	103,000	103,000

Samir Brikho has a normal retirement age of 60 in relation to the stated defined benefit, or DB, pension. There are no additional pension benefits that become payable for either director in the event of early retirement.

The cash allowance in the case of Samir Brikho represented 20 per cent. of salary above the pension scheme cap and in the case of Ian McHoul represented 20 per cent. of full salary.

Annual Bonus

The following table sets forth the bonus payments in respect of the year ended 31 December 2013 that were made in March 2014 to the executive directors (expressed as a percentage of base salary earned during the year) reflecting the indicated outcomes against the various performance elements:

				Samir Brikho		Ian McHoul
	Target range		Percentage of max achieved
		Actual		Max	Actual	Max	Actual
	(£ millions, unless otherwise stated)		(%)
Measure
Adjusted EBITA(1)	325 - 360	343	53	70	37.1	55	29.2
EBITA additional stretch			0	25	0	25	0
Cash conversion	84 - 90%	99%	100	12.5	12.5	10	10
Average cash	108 - 138	92	0	12.5	0	10	0
Other strategic objectives(2)	—	—	—	30	27.7	25	22

Total				150	77.3	125	61.2

Notes:

(1)
As reported in the UK annual report in the relevant year. For bonus purposes, adjusted EBITA (after exceptional items which may be disallowed for bonus purposes at the remuneration committee's discretion) is normalised for exchange rate movements and cost of share-based payments: the target and actual figures shown above are before any such adjustments.

(2)
"Other strategic objectives" measures for the Chief Executive included actions to embed the new geographic structure, accelerate the development of activity in the Growth Regions, grow through acquisition, achieve appropriate settlements and cost savings, and safety leadership. For the Chief Financial Officer they included development and implementation of shared services and IT systems, achieving cost savings and delivering performance from the Investment Services activities. The remuneration committee has discretion to take other factors into account and uses its judgement in determining the amount to be paid under this item.

None of the bonus earned for the year ended 31 December 2013 is subject to compulsory deferral, as the EBITA additional stretch minimum target was not met.

The original adjusted EBITA targets were adjusted to remove a provision for contribution from small acquisitions, following a change of priorities.

PSP

The long-term incentive plan, or LTIP, amount for the year ended 31 December 2013 shown under "—Single Total Figure of Director Remuneration for 2013" is the award made under the PSP in the year ended 31 December 2011. Vesting took place on 5 April 2014 and was subject to two performance conditions each measured over three-year periods: (i) EPS growth between 2010 and 2013; and (ii) TSR relative to a comparator group based on average share prices in the first quarter of 2014 compared to those in the corresponding period in the year ended 31 December 2011 (also subject to AMEC's remuneration committee being satisfied that there has been sustained financial growth of AMEC). The two performance conditions operate independently on different parts of the award: half of the basic award is dependent on EPS and the other half on TSR; the Matched Award depends solely on EPS. EPS for this measure means the diluted earnings per share expressed to one decimal place of AMEC before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items. "Real" growth means in excess of the change in the UK Retail Prices Index for December 2013 compared to December 2010.

AMEC's remuneration committee took account of the share buyback that took place during the year ended 31 December 2012 and the year ended 31 December 2013 in determining the outcome for the EPS element. The following table sets forth the performance achieved against the EPS and TSR targets:

	Threshold— 25% vesting	Maximum— 100% vesting	Outcome	Percentage of max achieved
2011 awards performance measure
Real annual compound growth in EPS	5%	12%	5.1%	25.6%
Total shareholder return ranking	Median	Upper quartile	31st percentile (19 out of 27)	Nil

The number of shares vesting based on the performance outcomes was increased by 11.18 per cent. to take into account reinvested dividends during the period from award to vesting.

	Basic award— number of shares	Basic award— vesting percentage including dividend adjustment	Matched award— number of shares	Matched award— vesting percentage including dividend adjustment	Total number of shares vesting	Vesting value
						(£)
2011 PSP awards
Samir Brikho	128,533	14.23%	56,162	28.46%	34,275	420,000
Ian McHoul	71,449	14.23%	31,218	28.46%	19,051	233,000

These awards were originally made as restricted shares but were amended during 2013 to be awards in the form of nil cost options with an 18-month exercise period post-vesting. If the option has not been exercised before the end of that period, it will be exercised automatically at that stage.

The LTIP amount for the year ended 31 December 2012 shown under "—Single Total Figure of Director Remuneration in 2013" is the award made under the PSP in 2010 that vested in April 2013. The performance measures for these awards were the same as for those made in 2011 but in this case the full award was subject to both EPS and TSR (each applying to half of the award) and there was no adjustment for reinvested dividends. The targets set and the outcomes against them were as follows:

	Threshold— 25% vesting	Maximum— 100% vesting	Outcome	Percentage of max achieved
2010 awards performance measure
Real annual compound growth in EPS	3%	10%	14.5%	100%
Total shareholder return ranking	Median	Upper quartile	36th percentile (17 out of 26)	—
Overall	—	—	—	50%

The following table sets forth the vesting values during the year ended 31 December 2013. Vesting took place on 8 April 2013 at a share price of £10.52. The balance of the original award lapsed at the same time.

	Original award— number of shares	Total number of shares vesting	Vesting value
			(£)
2010 PSP awards
Samir Brikho	219,148	109,574	1,153,000
Ian McHoul	121,819	60,909	641,000

The TSR comparator group for the year ended 31 December 2010 awards comprised 30 UK companies, including AMEC, listed in relevant FTSE sub-sectors with market capitalisations spanning that of AMEC. For the year ended 31 December 2011, the group was amended to include a number of non-UK listed companies who are direct business competitors of AMEC and to exclude UK companies where there is little or no overlap in activities and comprised 28 companies including AMEC. Details of the specific companies included in the TSR comparator groups for both the year ended 31 December 2010 and the year ended 31 December 2011 awards were included in the directors' remuneration reports for those years and may be obtained on request from AMEC's company secretary.

Details of Share Awards During the Year ended 31 December 2013

The following table sets forth awards that were made under the PSP on 28 March 2013 that will vest three years later subject to the outcome against the performance conditions and may be exercised up to 18 months after vesting. The face value of the awards is based on the share price at the date of award which was £10.60.

	Type of interest awarded	Basis of award	Face value	Percentage vesting at threshold performance	Number of shares	End of performance period
			(£ thousands)	(%)
Samir Brikho	Nil-cost options	Basic award—175% of salary	1,622	25	153,042	31 December 2015
	Nil-cost options	Matched award—up to 75% of salary on two for one investment share match	695	25	65,588	31 December 2015

Totals		250% of salary	2,317		218,630

Ian McHoul	Nil-cost options	Basic award—175% of salary	901	25	85,023	31 December 2015
	Nil-cost options	Matched Award—up to 75% of salary on two for one investment share match	386	25	36,438	31 December 2015

Totals		250% of salary	1,287	100	121,461

Half of the basic award is subject to a TSR performance condition and the other half and all of the Matched Award is subject to an EPS performance condition.

The TSR measure is based on AMEC's ranking against the comparator group set out below based on the average share price over the final quarter of 2015 compared to the corresponding period in 2012. The threshold for any vesting to occur is that AMEC needs to be ranked at median or higher. If upper quartile ranking is achieved, full vesting will occur. Vesting is on a straight-line basis between these threshold and maximum targets.

Comparator Group in Respect of Awards Made in the Year ended 31 December 2013

Aker Solutions	Norway	Melrose	UK
AMEC	UK	Petrofac	UK
Babcock Intl.	UK	Rotork	UK
Baker Hughes	US	Saipem	Italy
Balfour Beatty	UK	Schlumberger	US
Cameron Intl.	US	Serco Group	UK
Carillion	UK	SNC-Lavalin Group	Canada
Chicago Bridge & Iron	US	Spirax-Sarco	UK
Fluor	US	Technip	France
Foster Wheeler	US	URS	US
Halliburton	US	Weir Group	UK
IMI	UK	Wood Group (John)	UK
Jacobs	US	Worley Parsons	Australia
KBR	US

The EPS measure is based on the compound annual growth, or CAGR, in excess of UK retail price index (real CAGR) to 2015 from an adjusted 2012 base of 85.7 pence. EPS for this purpose is defined as the diluted earnings per share expressed to one decimal place of AMEC before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items (at the remuneration committee's discretion). The adjustment took account of the share buyback and an accounting standard change. Threshold (25 per cent.) vesting will occur if real CAGR is 5 per cent. and maximum (100 per cent.) vesting will occur if real CAGR is 12 per cent. or higher with straight-line vesting for a result between these targets.

The number of shares vesting as determined by the performance conditions outcomes will be increased to take account of reinvested dividends including the UK tax credit in the period between award and vesting.

Directors' Share Interests and Shareholding Requirements

The following table sets forth the beneficial interests in the share capital of AMEC's directors and their connected persons as at 31 December 2013:

	Legally owned shares	Vested but unexercised share options	Unvested share options subject to performance conditions (PSP awards)	Unvested share options not subject to performance conditions (Sharesave)
John Connolly	35,538	—	—	—
Samir Brikho	1,894,682	—	600,519	1,335
Ian McHoul	318,388	—	333,679	1,046
Tim Faithfull(1)	10,000	—	—	—
Neil Carson	5,000	—	—	—
Colin Day	20,714	—	—	—
Simon Thompson	4,744	—	—	—
Linda Adamany	3,100	—	—	—

Note:

(1)
Tim Faithfull retired from AMEC's Board at the close of AMEC's AGM on 3 April 2014.

The legally-owned shares for Samir Brikho and Ian McHoul include those vesting during 2013 from the PSP awards made in 2010, see "—PSP" above, after sales to meet tax withholding requirements. Those for Mr McHoul also include those arising from the exercise of options made under Sharesave. See "—Single Total Figure of Director Remuneration for 2013" above.

The following table sets forth the details of the unvested options held by Samir Brikho and Ian McHoul as at 31 December 2013:

	Date of award	Type of award	Number of shares	Exercise price	Exercise period
				(£)
Samir Brikho	April 2011	PSP	146,893	—	5 April 2014 to 5 October 2015
	June 2011	PSP	37,802	—	5 April 2014 to 5 October 2015
	October 2011	Sharesave	1,335	6.74	2 January 2015 to 30 June 2015
	April 2012	PSP	197,194	—	3 April 2015 to 3 October 2016
	March 2013	PSP	218,630	—	28 March 2016 to 28 September 2017
Ian McHoul	April 2011	PSP	81,655	—	5 April 2014 to 5 October 2015
	June 2011	PSP	21,012	—	5 April 2014 to 5 October 2015
	April 2012	PSP	109,551	—	3 April 2015 to 3 October 2016
	March 2013	PSP	121,461	—	28 March 2016 to 28 September 2017
	October 2013	Sharesave	1,046	8.60	2 January 2017 to 30 June 2017

On 3 January 2014, Ian McHoul and Colin Day acquired 19 and 255 shares, respectively, in lieu of the interim dividend paid on 3 January 2014. There were no other changes in the directors' interests in the share capital of AMEC between 31 December 2013 and 13 February 2014. No director has used any of their shareholdings in hedging arrangements or as collateral for loans.

Guidelines are in place requiring executive directors and members of the group management team to build up, normally over a three-year period, and retain a holding of AMEC shares received from incentive plans or purchased by them. The level of targeted shareholding is 250 per cent. of salary for executive directors and 125 per cent. for other senior executives. Based on the average share price and salaries during December 2013, the legally-owned shares shown above represented the following percentages of base salary which are both considerably in excess of the shareholding requirement:

Samir Brikho:	2,204 per cent.
Ian McHoul:	667 per cent.

There is no shareholding requirement for the chairman or non-executive directors.

Total Shareholder Return

The following graph compares the TSR performance of AMEC, assuming dividends are re-invested, with the TSR performance of the FTSE 100 over the period 31 December 2008 to 31 December 2013.

Chief Executive's Pay in the Last Five Years

	Year ended 31 December
	2009	2010	2011	2012	2013
	(£, unless otherwise stated)
Single total figure of remuneration	4,103,000	9,295,000	4,590,000	3,092,000	2,370,000
Bonus awarded as % of maximum	58%	97%	64%	57%	52%
LTIP vesting as % of maximum	100%	80%	71%	50%	19%

Percentage Change in Chief Executive's Remuneration

The following table shows how the percentage change between the year ended 31 December 2012 and the year ended 31 December 2013 in the Chief Executive's salary, benefits and bonus compares with the percentage change in the average of each of those elements of pay for a comparator group of employees. AMEC's remuneration committee has selected employees in the United Kingdom as the comparator group as they have broadly the same structure of remuneration and to eliminate the impact of exchange rate movements if employees in other countries were included.

	Salary			Taxable benefits			Bonus
	2012	2013	% change	2012	2013	% change	2012	2013	% change
Chief Executive	900	927	+3%	+42	+66	+57%	+769	+717	-7%
UK staff			+1%			+11%			-12%

As noted above, Samir Brikho's year ended 31 December 2013 taxable benefits figure includes an adjustment of circa £24,000 for prior years. The underlying change from 2012 to 2013 was zero per cent.

The year-on-year change for UK staff taxable benefits is based on data for tax years ending in 2013 and 2012 averaged over the number of employees in receipt of those benefits. The year-on-year changes for UK staff salary and bonus are based on the aggregate amounts paid in each year divided by the average number of employees in that year.

Relative Importance of Spending on Pay

The following chart illustrates the relative importance of spending on pay compared to distributions to shareholders (dividends and share buy-back) and other disbursements from profit or cash flow that are considered by the directors to be the most material expenditures in relation to AMEC's strategy.

Shareholder Voting on Remuneration Policy and Report at 2013 AGM

The following table sets forth how votes were cast at AMEC's AGM held on 4 April 2013.

	Shares for (including discretionary)	% in favour	Shares against	% against	Shares abstained
Resolution
To approve the remuneration report	170,462,661	93.38	12,092,328	6.62	7,423,976
To approve the remuneration policy	179,441,880	96.54	6,440,357	3.46	4,096,728

The remuneration committee did not consider that the votes against either resolution were substantial requiring any explanation or action in response.

Shareholder Voting on Remuneration Policy and Report at 2014 AGM

The following table sets forth how votes were cast at AMEC's AGM held on 3 April 2014.

	Shares for (including discretionary)	% in favour	Shares against	% against	Shares abstained
Resolution
To approve the remuneration report	166,409,640	88.35	21,949,194	11.65	2,103,756
To approve the remuneration policy	153,158,481	81.27	35,308,450	18.73	1,995,659

Remuneration of AMEC's Senior Management

Single Total Figure of Senior Management Remuneration for 2013

Individual disclosure of the remuneration paid by AMEC to its senior management (excluding those who also serve as members of AMEC's Board) is not required in the United Kingdom and AMEC does not otherwise publicly disclose this information. In the year ended 31 December 2013, the aggregate remuneration paid or payable to the senior management of AMEC (excluding those who also serve as members of AMEC's Board) as a group was approximately £1,495,000, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or related benefits for directors of AMEC, of which £77,000 was due to provision of pension and life assurance benefits or cash alternatives, £667,000 was due to bonus and performance-related share payments, £53,000 was due to taxable benefits or cash alternatives and £698,000 was due to salary payments.

AMEC Share Plans

AMEC operates three share plans: the PSP, the Sharesave Plan and the Restricted Share Plan, or RSP. As at 28 July 2014, AMEC had 3,622,145 awards outstanding under the PSP including vested but unexercised options and 621,342 awards outstanding under the RSP. As at 30 June 2014, AMEC had 5,561,629 options outstanding under Sharesave. For a description of the PSP and Sharesave plans, see "—Remuneration Policy—Components of Directors' Remuneration" above.

Restricted Share Plan

The RSP operates primarily as a key employee retention mechanism with awards made periodically to selected employees below senior management level. Executive directors are not eligible to participate in the RSP. Awards are made in the form of restricted shares or nil cost options that vest in full, not subject to performance conditions, after a defined period, provided that the participant remains in continuous employment during that time. There are no good leaver provisions other than in the event of death. On change of control, RSP awards will normally vest. Alternatively, awards may be exchanged for equivalent awards of shares in the acquiring company. No new shares may be issued to satisfy awards under the RSP. The company may at its discretion pay the vesting/exercise value in cash rather than as shares.

Dilution

AMEC's directors must not grant an award or option under any of AMEC's employee share plans if the number of AMEC shares committed to be issued under that award exceeds 10 per cent. of AMEC's ordinary share capital in issue immediately before that day, when added to the number of shares which have been issued, or committed to be issued, to satisfy awards options under any employee share plan operated by AMEC, granted in the previous 10 years. In addition, AMEC's directors must not grant an award or option under any of AMEC's discretionary employee share plans if the number of AMEC shares committed to be issued under that award exceeds five per cent. of AMEC's ordinary share capital in issue immediately before that day, when added to the number of AMEC shares which have been issued, or committed to be issued, to satisfy awards or options under any other discretionary employee share plan operated by AMEC, granted in the previous 10 years. As at 28 July 2014, 10 per cent. of AMEC's ordinary share capital equalled 30,382,285 shares and AMEC had granted outstanding options and awards of 9,822,713 shares under its employee shares plans, which, if vested/exercised in full and satisfied with newly issued shares, would represent 3.233 per cent. of AMEC's ordinary share capital. As at 28 July 2014, five per cent. of AMEC's ordinary share capital equalled 15,191,142 shares and AMEC had granted outstanding options and awards of 3,622,145 shares under the PSP, which, if vested/exercised in full and satisfied with newly issued shares, would represent 1.192 per cent. of AMEC's ordinary share capital. However, awards granted under the PSP are satisfied using shares held in the AMEC Employee Share Trust (described further below), and there is no current intention to satisfy such awards using newly issued shares. No new shares may be issued to satisfy awards granted under the RSP. In addition, an option over 17,597 shares has been granted under a one-off recruitment arrangement. This option will be satisfied using shares from the Employee Share Trust.

Employee Share Trust

AMEC has established the AMEC Employee Share Trust for the purposes of satisfying awards granted under the PSP and RSP, as well as such other employee share plans or one-off awards as may be adopted from time to time. AMEC periodically puts the trustee of the Employee Share Trust in funds to purchase AMEC shares in the market for this purpose. As at 28 July 2014, the Employee Share Trust held 2,653,056 AMEC shares.

Defined Benefit Schemes

The group operates a number of pension schemes for UK and overseas employees. The principal defined benefit schemes are in the United Kingdom, with the main schemes being the AMEC Staff pension scheme and the AMEC Executive pension scheme. These schemes were closed to new members during 2012 but remain open to further accrual. The majority of overseas members are in defined contribution schemes.

REMUNERATION OF FOSTER WHEELER NEW DIRECTORS

Components of New Directors' Remuneration paid by Foster Wheeler

The following table describes the components of                            and                             remuneration for the year ended 31 December 2013:

Remuneration element	Remuneration value
($, unless otherwise stated)
Annual cash retainer(1)	90,000
Annual equity retainer(2)	115,000
Annual chairman fees(3)	10,000 for the Foster Wheeler Governance and Nominating Committee
Additional remuneration paid to Special Projects Committee(4)	2,000 per meeting(1)

Notes:

(1)
Payable on a quarterly basis.

(2)
Comprising 100 per cent. restricted share units, which vest in full on the first anniversary of the grant date.

(3)
Paid in full once a year.

(4)
Foster Wheeler's Board established an ad hoc Special Projects Committee, among other things, to provide tactical and strategic advice and make recommendations to its Board in relation to potential material transactions involving Foster Wheeler, including the Offer.

New Directors' Remuneration Paid by Foster Wheeler in the Year ended 31 December 2013

During the year ended 31 December 2013, the aggregate remuneration paid or payable to                            and                             in their roles as directors of Foster Wheeler was approximately $            million, including a total of $            for all fees earned or paid in cash and $            for share awards.

The table below provides information on the remuneration of                            and                             for the year ended 31 December 2013, calculated in accordance with SEC regulations. The awards, which vested on 8 March 2014, would have vested in full upon the director's death or disability or proportionately over the vesting period if the director's service was terminated other than for cause prior to 8 March 2014.

	Fees earned or paid in cash(1)	Share awards(2)	Total
($ millions)
Name
(3)
(3)

Notes:

(1)
Represents all fees earned and paid for the year ended 31 December 2013.

(2)
Represents the grant date fair values of restricted share unit awards for awards granted in 2013. Such awards have been valued in this table in accordance with US GAAP. The grant date fair value shown for restricted share units is based on the closing price of Foster Wheeler's shares on the date of grant. For more information on Foster Wheeler's valuation methodology, see "Operating and Financial Review of Foster Wheeler—Application of Critical Accounting Estimates". These values do not include any discount for possible forfeitures, pursuant to SEC rules.

(3)
On 8 March 2013,                             and                             were each awarded 5,419 restricted share units under the Foster Wheeler AG Omnibus Incentive Plan as amended from time to time, or the Foster Wheeler Omnibus Plan. As at 31 December 2013,                             and                             had the following outstanding equity awards:

Director	Outstanding Option Awards	Outstanding Restricted Share Unit Awards

Outstanding Share-based Awards and Options-based Awards for New Directors

The following table sets out the options and awards under the Foster Wheeler Omnibus Plan relating to Foster Wheeler shares held by                             and                            as at 30 June 2014:

	Date of award	Outstanding restricted share unit awards	Outstanding option awards	Option exercise price	Market price at date of award	Vested	Exercise period
($ millions)
Non-Executive Directors

Equity Remuneration

Foster Wheeler's Compensation and Executive Development Committee administers the Foster Wheeler Omnibus Plan for Foster Wheeler's employees, non-employee directors and third-party service providers. Under the terms of the Implementation Agreement, equivalent awards of AMEC shares will be granted by AMEC in replacement of Foster Wheeler awards and the terms of those replacement awards will be equivalent in all material respects to the terms of the Foster Wheeler Omnibus Plan described below. The following summary describes selected material provisions of the Foster Wheeler Omnibus Plan and may not contain all of the information that is important to you. The full text of the Foster Wheeler Omnibus Plan is filed as an appendix to Foster Wheeler's definitive proxy statement on Schedule 14A dated 26 March 2013.

General

The Foster Wheeler Omnibus Plan was approved by shareholders on 9 May 2006. The Foster Wheeler Omnibus Plan provides for the granting of Foster Wheeler options, share appreciation rights, or Foster Wheeler SARs, Foster Wheeler restricted shares, Foster Wheeler RSUs, Foster Wheeler performance-contingent shares, Foster Wheeler PRSUs, cash-based awards and other equity-based awards to Foster Wheeler's employees, non-employee directors and certain third-party service providers. All employees of Foster Wheeler and its subsidiaries and/or affiliates, its non-employee directors, and certain of its third-party service providers are eligible to participate in the Foster Wheeler Omnibus Plan. As at 30 June 2014, only Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs were outstanding under the Foster Wheeler Omnibus Plan.

The Foster Wheeler Omnibus Plan currently provides for the grant or delivery of up to 13,252,466 Foster Wheeler shares pursuant to awards granted under the plan. As at 30 June 2014, awards representing 9,102,274 Foster Wheeler shares had been granted under the plan, of which awards representing 3,161,849 Foster Wheeler shares remained outstanding and subject to future vesting.

Summary of the Plan

Administration and Duration

Foster Wheeler's Compensation and Executive Development Committee, or the Committee, is responsible for administering the Foster Wheeler Omnibus Plan. Currently, the Committee consists of four independent directors who are both non-employee directors (within the meaning of Rule 16b-3 of the Exchange Act) and outside directors (within the meaning of section 162(m) of the Code).

The Committee determines who will be granted awards, what types of awards, the number of shares subject to such awards and all other terms and conditions of the awards, except that Foster Wheeler's Board makes such determinations for awards granted to non-employee directors. The Committee interprets the terms and the intent of the Foster Wheeler Omnibus Plan and any award agreement. All determinations of the Committee are final and binding on all persons having an interest in the Foster Wheeler Omnibus Plan or in any award made under the Foster Wheeler Omnibus Plan. The costs and expenses of administering the Foster Wheeler Omnibus Plan are borne by Foster Wheeler. The Committee may delegate any or all of its authority to administer the Foster Wheeler Omnibus Plan as it deems advisable.

The Foster Wheeler Omnibus Plan will terminate on 8 May 2016, which is the day before the tenth anniversary of the date on which the Foster Wheeler Omnibus Plan was initially approved by shareholders, unless terminated earlier by the Committee.

Awards

General

Awards under the Foster Wheeler Omnibus Plan consist of, are exercisable for or relate to Foster Wheeler shares or cash. Foster Wheeler shares available for grant under the Foster Wheeler Omnibus Plan may be authorised and unissued common shares, or common shares available on the open market.

Number of Common Shares Available for Grant

The maximum number of shares as to which awards may be granted under the Foster Wheeler Omnibus Plan is 13,252,466 shares, of which 4,150,192 shares will be available after 30 June 2014 for future grants under the Foster Wheeler Omnibus Plan. Both of these figures will be increased to the extent Foster Wheeler shares which could become available for re-grant under the Foster Wheeler Omnibus Plan become available.

In the event of any corporate event or transaction (including, but not limited to, share dividend, recapitalisation, reorganisation, merger, consolidation, split-up, combination or exchange of shares, or any similar change in Foster Wheeler's capital structure), appropriate adjustments will be made to the shares subject to the Foster Wheeler Omnibus Plan and to any outstanding awards.

Limits on Individual Grants

Under the Foster Wheeler Omnibus Plan, awards designed to qualify for the performance-based exception under section 162(m) of the Code are subject to annual award limits. In particular, no participant may be granted Foster Wheeler options or Foster Wheeler SARs covering more than 1,000,000 Foster Wheeler shares in one financial year, and no participant may be granted Foster

Wheeler restricted shares, Foster Wheeler RSUs, Foster Wheeler PRSUs or performance-contingent shares or units covering more than 600,000 shares in one financial year.

Additionally, the maximum total amount awarded or credited with respect to cash-based awards to any participant in one financial year may not exceed the greater of the value of $5 million or 600,000 Foster Wheeler shares, and the maximum total grant of other share-based awards in any one financial year to any participant will be 600,000 Foster Wheeler shares.

Terminated or Expired Awards

Foster Wheeler shares covered by an award are only counted as used if they are actually issued. Any Foster Wheeler shares related to an award under the Foster Wheeler Omnibus Plan which terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such Foster Wheeler shares, are settled in cash in lieu of Foster Wheeler shares, or are exchanged with the Committee's permission, prior to the issuance of Foster Wheeler shares, for awards not involving Foster Wheeler shares, are available again for grant under the Foster Wheeler Omnibus Plan. Foster Wheeler shares tendered in payment of an option exercise price or withheld by Foster Wheeler to satisfy tax withholding obligations are not available for regrant under the Foster Wheeler Omnibus Plan. In addition, the aggregate shares exercised, rather than the number of shares actually issued, pursuant to a Foster Wheeler SAR that is settled in shares reduces the applicable limit, and shares that are reacquired by Foster Wheeler with the amount received upon the exercise of an option are not added back to the applicable limit.

Foster Wheeler Options

The Foster Wheeler Omnibus Plan provides that the Committee may grant Foster Wheeler options, which entitle the recipient to purchase a specified number of Foster Wheeler shares at a specified exercise price, which may not be less than the fair market value of the Foster Wheeler shares on the date the option is granted. Foster Wheeler options granted under the Foster Wheeler Omnibus Plan may be either non-qualified stock options or incentive stock options qualifying under section 422 of the Code, as determined by the Committee. The Committee determines the permitted methods of payment of the option price, which may include, in its discretion: cash, the tender to Foster Wheeler for repurchase of previously acquired shares of common stock, "cashless" (broker-assisted) exercise, any combination of these methods, or any other method approved or accepted by the Committee.

The per share exercise price of a Foster Wheeler option may not be less than 100 per cent. of the fair market value of a Foster Wheeler share on the date of the Foster Wheeler option's grant and the term of any such Foster Wheeler option shall expire not later than the tenth anniversary of the date of the Foster Wheeler option's grant, although the Committee may provide for a shorter term, and Foster Wheeler options may expire earlier upon certain events. In addition, the per share exercise price of any incentive stock option granted to a person who, at the time of the grant, owns shares possessing more than 10 per cent. of the total combined voting power or value of all classes of Foster Wheeler shares must be at least 110 per cent. of the fair market value of a Foster Wheeler share on the date of grant and such Foster Wheeler option shall expire on the fifth anniversary of the date of the option's grant.

Foster Wheeler options granted under the Foster Wheeler Omnibus Plan become exercisable at such times as may be specified by the Committee.

However, the aggregate value (determined as of the grant date) of the Foster Wheeler shares subject to incentive stock options that may become exercisable by a participant in any year may not exceed $100,000. Any incentive stock options that become exercisable in excess of this amount will be deemed non-qualified stock options to the extent of the excess. Under certain circumstances, Foster Wheeler options may become exercisable prior to the exercise dates established by the Committee (such as upon both a change in control and a qualifying termination of employment within 24 months of the change in control).

Share Appreciation Rights

The Foster Wheeler Omnibus Plan provides that the Committee may grant Foster Wheeler SARs. Upon the exercise of a Foster Wheeler SAR, a participant will be entitled to receive payment from Foster Wheeler in an amount determined by multiplying (i) the excess of the fair market value of a common share on the date of exercise over the Foster Wheeler SAR's grant price by (ii) the number of Foster Wheeler shares with respect to which the Foster Wheeler SAR is exercised. The grant price for each grant of a Foster Wheeler SAR shall be determined by the Committee and shall be specified in the award agreement. Distributions to the recipient upon exercise of a Foster Wheeler SAR may be made in common shares, in cash, in a combination of both or in any other manner determined by the Committee.

Foster Wheeler SARs may, but need not, be granted in tandem with Foster Wheeler options. If a Foster Wheeler SAR is granted in tandem with a Foster Wheeler option, the grant price of a Foster Wheeler SAR on the grant date will equal the exercise price of the related Foster Wheeler option. In addition, the exercise of the Foster Wheeler option will cancel the Foster Wheeler SAR, and the exercise of the Foster Wheeler SAR will cancel the Foster Wheeler option. If a Foster Wheeler SAR is not granted in tandem with a Foster Wheeler option, the grant price of the Foster Wheeler SAR will be at least equal to the greater of 100 per cent. of the fair market value of the common shares as determined on the grant date or the par value of a common share.

The Committee determines the terms of each Foster Wheeler SAR at the time of the grant. Foster Wheeler SARs cannot have a term of longer than ten years, except for Foster Wheeler SARs granted to participants outside the United States.

Foster Wheeler Restricted Shares and Foster Wheeler RSUs

The Foster Wheeler Omnibus Plan provides that the Committee may grant shares of Foster Wheeler restricted shares, which are common shares that are subject to vesting or other restrictions. In addition, the Committee may grant Foster Wheeler RSUs, which entitle the recipient to receive units with a value derived from Foster Wheeler shares subject to vesting or other restrictions. The period(s) of restriction and the number of shares of restricted shares or the number of Foster Wheeler RSUs granted is determined by the Committee. Before the end of a restricted period and/or lapse of other restrictions established by the Committee, Foster Wheeler shares received as Foster Wheeler restricted shares may not be sold, transferred or otherwise disposed of by participants, and may be forfeited in the event of termination of employment. Upon the lapse of the restrictions, the common shares subject to the award will become immediately distributable to the participant.

Subject to certain exceptions, awards of Foster Wheeler restricted shares and Foster Wheeler RSUs granted after 8 November 2012 that vest solely based on a participant's continuous service may not vest in full earlier than three years from the grant date, and awards of Foster Wheeler restricted shares and Foster Wheeler RSUs granted after 8 November 2012 that vest based on the achievement of performance objectives must be based on performance over a period of not less than one year, in each case unless accelerated in the event of both a change in control and a qualifying termination of employment within 24 months of the change in control or the participant's death, disability or retirement. Notwithstanding the foregoing, the Committee may grant a maximum of 298,469 Foster Wheeler shares as Foster Wheeler restricted shares and Foster Wheeler RSU awards without respect to these minimum vesting requirements.

Recipients of Foster Wheeler restricted shares may be granted the right to exercise voting rights with respect to restricted shares during the period of restriction.

Foster Wheeler RSUs are paid in cash, Foster Wheeler shares, or a combination of cash and Foster Wheeler shares as determined by the Committee. A recipient of Foster Wheeler RSUs has no voting rights with respect to such units.

The Committee may impose other requirements, such as a requirement that recipients pay a purchase price for each share of Foster Wheeler restricted stock (which will not be less than the par value of the share) or each Foster Wheeler RSU, time-based restrictions, restrictions based on the achievement of specific performance goals, time-based restrictions following the attainment of the performance goals, or holding requirements or sale restrictions placed on the Foster Wheeler shares by Foster Wheeler upon vesting of such Foster Wheeler restricted shares or Foster Wheeler RSUs.

Establishment of Performance Goals

For any awards designed to be performance-based, the Committee establishes performance goals at the beginning of each performance period. The performance goals are objectively measurable and are based upon the achievement of a specified percentage or level of one or more of the following criteria, as determined by the Committee in its sole discretion: net earnings or net income (before or after taxes); earnings per share (basic or fully diluted); net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); earnings before or after taxes, interest, depreciation, and/or amortisation; booking activity and backlog growth (including, but not limited to, as measured in man-hours, future revenues, Foster Wheeler scope and/or contract profit); gross or operating margins; productivity ratios; share price (including, but not limited to, growth measures and TSR); expense targets; leverage targets (including, but not limited to, absolute amount of consolidated debt, EBITDA/consolidated debt ratios and/or debt to equity ratios); credit rating targets; margins; operating efficiency; safety; market share; customer satisfaction; working capital targets; economic value added, or EVA (net operating profit after tax minus the sum of capital multiplied by the cost of capital); developing new products and lines of revenue; reducing operating expenses; developing new markets; meeting completion schedules; developing and managing relationships with regulatory and other governmental agencies; managing cash; managing claims against Foster Wheeler, including litigation; and identifying and completing strategic acquisitions.

The performance goals for any performance period may differ among participants, may be based on Foster Wheeler's performance as a whole, the performance of a subsidiary, division, department, region, function or business unit, or the performance of the individual and may be measured on an absolute basis or in relation to Foster Wheeler's peers or an index. Awards granted under the Foster Wheeler Omnibus Plan may contain such additional terms and conditions, not inconsistent with the terms of the Foster Wheeler Omnibus Plan, as the Committee may determine. The Committee may amend or adjust the performance measures or other terms and conditions of an outstanding award in recognition of unusual or non-recurring events, but in the case of an award that is intended to qualify under section 162(m) of the Code, only to the extent such adjustment would not cause any portion of the award to be nondeductible pursuant to section 162(m) of the Code.

Foster Wheeler Performance Shares and PRSUs

The Foster Wheeler Omnibus Plan provides that the Committee may grant Foster Wheeler performance shares and Foster Wheeler PRSUs, which are payable after a performance period determined by the Committee. The value of a grant of Foster Wheeler performance shares or Foster Wheeler PRSUs at the time the Foster Wheeler shares become payable is determined by the extent to which certain performance goals have been achieved. As mentioned above, the Committee sets performance goals in its discretion.

Performance shares and performance units will be payable in the form of cash or in fully paid common shares (or in a combination thereof) equal to the value of the earned performance shares or performance units at the close of the applicable performance period.

Cash-Based Awards and Other Share-Based Awards

The Committee may grant cash-based awards and other types of equity-based or equity-related awards not otherwise described by the terms of the Foster Wheeler Omnibus Plan (including the grant or offer for sale of unrestricted Foster Wheeler shares) under the Foster Wheeler Omnibus Plan in such amounts and upon such terms as the Committee may determine. Such awards may involve the transfer of actual fully paid Foster Wheeler shares or payment in cash or otherwise of amounts based on the value of Foster Wheeler shares and may include, without limitation, awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

Other share-based awards will be expressed in terms of Foster Wheeler shares or units based on Foster Wheeler shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of cash-based awards or other share-based awards that will be paid will depend on the extent to which the performance goals are met. The cash or services received by Foster Wheeler in exchange for Foster Wheeler shares shall have a value not less than the aggregate par value of any Foster Wheeler shares issued as part of such other share-based award.

Termination and Change in Control

The Committee, in its sole discretion, sets forth in the applicable award agreement the extent to which a participant will have the right to exercise an award or the extent to which an award will be settled following termination of employment or service as a director or third-party service provider. If the Committee makes no such designation, the Foster Wheeler Omnibus Plan contains provisions for how awards can be exercised or settled after termination. Such provisions need not be uniform among all awards granted pursuant to the Foster Wheeler Omnibus Plan. In general, unless otherwise provided in the award agreement or a participant's employment agreement, awards will vest in full upon the participant's death or disability, and a prorated portion of awards will vest upon termination after satisfying the requirements for retirement. If the vesting of an award is based upon the achievement of performance criteria, the portion of the award that vests will be based upon the median or target level of achievement. Vesting of awards will not be accelerated upon termination without cause or resignation for good reason.

For awards granted after 8 November 2012, awards will generally vest upon a change in control in a "double trigger" scenario. If a participant's employment or service terminates either without cause or for good reason within the 24-month period following a change in control (as defined in the Foster Wheeler Omnibus Plan), unless otherwise specifically prohibited under applicable law, or by rules and regulations of any governing governmental agencies or national securities exchanges, awards will accelerate and vest as follows:

•
Any period of restriction and other restrictions imposed on Foster Wheeler RSUs and Foster Wheeler options will lapse and such awards shall become fully vested; and

•
Unless otherwise specified in an award agreement, the target payout opportunities attainable under all outstanding performance-based awards will be deemed to have been earned as of the effective date of the change in control, and payout shall be based on assumed achievement of the median or target payout level.

Alternatively, the Compensation and Executive Development Committee may provide, on an equitable basis, for awards covering the securities of an acquiring company to be issued in replacement of all of the awards outstanding under the Foster Wheeler Omnibus Plan.

For information regarding how awards granted after 8 November 2012 will be treated in the Offer, see "Material Agreements—Implementation Agreement—Treatment of Foster Wheeler Long-Term Incentive Awards".

For awards granted on or prior to 8 November 2012, awards will generally vest upon a "single trigger" scenario. Upon the occurrence of a change in control (as defined in the Foster Wheeler Omnibus Plan), unless otherwise specifically prohibited under applicable law, or by rules and regulations of any governing governmental agencies or national securities exchanges, awards will accelerate and vest as described in the preceding paragraph. Except as required by employment or other agreements entered into prior to 8 November 2012 (or amendments thereof), no award agreement issued after 8 November 2012, or employment or other agreement entered into after 8 November 2012, may provide change in control benefits that are materially more favourable to the participant than those set forth in the Foster Wheeler Omnibus Plan.

For information regarding how awards granted on or prior to 8 November 2012 will be treated in the Offer, see "Material Agreements—Implementation Agreement—Treatment of Foster Wheeler Long-Term Incentive Awards".

Forfeiture

Awards under the Foster Wheeler Omnibus Plan may be forfeited if the recipient engages in competitive activities during employment or within six months after termination of employment or if the recipient's employment or service is terminated by Foster Wheeler for cause. Upon forfeiture, Foster Wheeler will have the right (but not the obligation) to repurchase any or all forfeited Foster Wheeler shares for $0.001 per share.

Clawback

The Foster Wheeler Omnibus Plan requires forfeiture of awards if and as required under Section 304 of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Limits on Repricing, Regranting and Repurchase

The Foster Wheeler Omnibus Plan does not permit Foster Wheeler options to be repriced, replaced, or regranted through cancellation, or by lowering the exercise price of a previously granted Foster Wheeler option, without prior shareholder approval. In addition, without prior shareholder approval the Foster Wheeler Omnibus Plan does not allow Foster Wheeler options to be repurchased or cancelled in exchange for payment if the option or grant price is less than the fair market value of the shares covered by the Foster Wheeler option. Also, the Foster Wheeler Omnibus Plan does not permit the granting of discounted Foster Wheeler options and does not contain an evergreen provision.

Transferability

Unless otherwise determined by the Committee, awards granted under the Foster Wheeler Omnibus Plan may not be transferred except by will or the laws of descent and distribution and, during his or her lifetime, any Foster Wheeler options or awards may be exercised only by the participant or his or her legal representative.

Dividends and Dividend Equivalents

The Committee determines the extent to which a participant who is granted restricted shares shall have the right to receive dividends and the extent to which participants who receive Foster Wheeler RSUs, Foster Wheeler options, Foster Wheeler SARs or other awards shall be granted the right to additional compensation, or dividend equivalents, based on the dividends declared on Foster Wheeler shares that are subject to any award. Any crediting of dividends or dividend equivalents shall be subject to the same restrictions and conditions as the underlying award. For avoidance of doubt, dividends or dividend equivalents with respect to any award subject to the achievement of performance goals are only paid to the extent the award vests and the performance goals are achieved.

Certain Adjustments

In the event of any corporate event or transaction, including, but not limited to a merger, recapitalisation, share dividend, share split, reverse share split, distribution of Foster Wheeler shares or property, combination or exchange of Foster Wheeler shares, or any similar corporate event or transaction, a change in the authorised number of Foster Wheeler shares, or a change in Foster Wheeler's capitalisation, the Committee in its discretion, in order to prevent dilution or enlargement of participants' rights under the Foster Wheeler Omnibus Plan, shall make an appropriate adjustment consistent with applicable provisions of the Code and applicable US Treasury Department rulings and regulations:

•
In the number and kind of shares for which any Foster Wheeler options or awards may thereafter be granted, both in the aggregate and as to each optionee;

•
In the number and kind of shares subject to outstanding Foster Wheeler options and awards;

•
In the Foster Wheeler option price, any restriction periods or performance goals;

•
In the annual award limits; and

•
Other adjustments as the Committee deems appropriate.

RELATED PARTY TRANSACTIONS

No AMEC director or member of senior management has or has had (i) any material interest in any transaction with AMEC or any of its subsidiaries or (ii) any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of AMEC and which was effected by AMEC or any of its subsidiaries in the preceding three financial years. There are no outstanding loans or guarantees provided by any members of the AMEC Group for the benefit of AMEC directors or senior management from during this period.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS, DIRECTORS AND
MANAGEMENT OF AMEC

Security Ownership by Major Shareholders

To the knowledge of management: (i) AMEC is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (ii) there are no arrangements the operation of which may at a subsequent date result in a change in control of AMEC. To the knowledge of AMEC's management, there is no controlling shareholder of AMEC.

As at 28 July 2014, the issued share capital of AMEC consisted of 303,822,854 ordinary shares, of which 5,491,833 were held in treasury. As at 28 July 2014, 118 record holders of AMEC shares, holding an aggregate of 138,482 AMEC shares (0.0456 per cent.), were listed as having addresses in the United States.

The table below presents, to the knowledge of AMEC's management on the basis of notification received under the UK Disclosure and Transparency Rules, or the DTRs, and other notifications received from shareholders by AMEC, information regarding the total amount of AMEC shares directly or indirectly owned by AMEC's major shareholders, including, in accordance with applicable UK regulations, each shareholder that is known to AMEC to have voting rights of 3 per cent. or more as at 28 July 2014:

Beneficial owner	Ordinary shares	Percentage
Major shareholders
Mondrian Investment Partners Limited	15,309,947	5.15

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by AMEC's other shareholders and there are no shareholdings that carry special rights relating to control of AMEC.

Significant Changes in Ownership

In accordance with the DTRs, share transfers by major shareholders of greater than 1 per cent. must be reported to AMEC. The following table presents the highest and lowest share ownership positions for each of AMEC's major shareholders during the past three years to the best of AMEC's knowledge:

	High		Low
	Ordinary shares	%	Ordinary shares	%
Year ended 31 December 2011
Blackrock, Inc.	37,437,097	11.27	33,121,639	9.97
Year ended 31 December 2013
Artisan Partner Limited Partnership.	15,566,638	5.20	n/a	<5.00
Blackrock, Inc.	33,121,639	9.97	n/a	<5.00
Legal & General Group Plc	9,158,345	3.08	n/a	<3.00
Mondrian Investment Partners Limited.	15,309,947	5.15	15,309,947	5.15

AMEC was not notified of any share transfers by major shareholders greater than 1 per cent. during the year ended 31 December 2012.

Security Ownership by Directors and Senior Management

The following table presents, to the knowledge of AMEC's management, information regarding the total amount of AMEC shares, directly or indirectly, owned by AMEC's directors (and each of their connected persons) and senior management as at 28 July 2014 (excluding shares underlying unexercised options):

	Ordinary shares	Percentage
Directors
John Connolly	35,538	0.012
Samir Brikho	1,894,682	0.635
Ian McHoul	318,443	0.107
Tim Faithfull(1)	10,000	0.003
Simon Thompson	4,744	0.002
Neil Carson	5,000	0.002
Colin Day	21,446	0.007
Linda Adamany	3,100	0.001
(New Director)
(New Director)
Senior Management
Simon Naylor	84,564	0.028
John Pearson	37,135	0.012

    Note:

(1)
Tim Faithfull retired from AMEC's Board at the close of AMEC's AGM on 3 April 2014.

Outstanding Share-based Awards and Options-based Awards

The table below presents the options and awards relating to AMEC shares held by its directors and senior management as at 28 July 2014:

Name	Date of award	Options to purchase ordinary shares (Sharesave)	PSP awards	Other restricted shares	Option Exercise Price (Sharesave)	Market Price at date of award (PSP)	Vested	Exercise period
					(£)	(£)
Executive Directors
Samir Brikho	5 April 2011	—	23,516	—	—	11.92	Vested	5 Apr 2014 to 5 Oct 2015
	1 June 2011	—	10,759	—	—	11.58	Vested	5 Apr 2014 to 5 Oct 2015
	3 April 2012	—	197,194	—	—	11.41	Unvested	3 Apr 2015 to 3 Oct 2016
	28 March 2013	—	218,630	—	—	10.60	Unvested	28 Mar 2016 to 28 Sept 2017
	21 October 2011	1,335	—	—	6.74	—	Unvested	2 Jan 2015 to 30 Jun 2015
	27 March 2014		215,835			11.05	Unvested	27 Mar 2017 to 27 Sept 2018
Ian McHoul	5 April 2011	—	13,071	—	—	11.92	Vested	5 Apr 2014 to 5 Oct 2015
	1 June 2011	—	5,980	—	—	11.58	Vested	5 Apr 2014 to 5 Oct 2015
	3 April 2012	—	109,551	—	—	11.41	Unvested	3 Apr 2015 to 3 Oct 2016
	28 March 2013	—	121,461	—	—	10.60	Unvested	28 Mar 2016 to 28 Sept 2017
	11 October 2013	1,046	—	—	8.60	—	Unvested	2 Jan 2017 to 30 Jun 2017
	27 March 2014		119,908			11.05	Unvested	27 Mar 2017 to 27 Sept 2018
Senior Management
Simon Naylor	3 April 2012	—	43,293	—	—	11.41	Unvested	3 Apr 2015 to 3 Oct 2016
	28 March 2013	—	74,102	—	—	10.60	Unvested	28 Mar 2016 to 28 Sept 2017
	21 October 2011	1,335			6.74		Unvested	2 Jan 2015 to 30 Jun 2015
	27 March 2014		71,530	—		11.05	Unvested	27 Mar 2017 to 27 Sept 2018
John Pearson	5 April 2011	—	4,698	—	—	11.92	Vested	5 Apr 2014 to 5 Oct 2015
	1 June 2011	—	2,765	—	—	11.58	Vested	5 Apr 2014 to 5 Oct 2015
	3 April 2012	—	42,066	—	—	11.41	Unvested	3 Apr 2015 to 3 Oct 2016
	28 March 2013	—	62,263	—	—	10.60	Unvested	28 Mar 2016 to 28 Sept 2017
	21 October 2011	1,335	—	—	6.74	—	Unvested	2 Jan 2015 to 30 Jun 2015
	27 March 2014	—	65,157	—	—	11.05	Unvested	27 Mar 2017 to 27 Sept 2018

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND
MANAGEMENT OF FOSTER WHEELER

Share Ownership

The following table sets forth, as at 30 June 2014, beneficial ownership of Foster Wheeler's shares by each current director, other directors who served in 2014, each named executive officer and all directors and executive officers as a group. As at 30 June 2014, there were 100,064,647 Foster Wheeler shares outstanding. As at 30 June 2014, there were 2,149 holders of record located in the United States. As at 10 June 2014, 69.9 per cent. of Foster Wheeler's outstanding share capital was beneficially held in the United States. No shares reported are subject to pledge.

The number of shares beneficially owned by each Foster Wheeler shareholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after 30 June 2014. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after 30 June 2014 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed below is Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom.

Name of beneficial owner	Shares held(1)	Shares subject to options(2)	Share units(3)	Total shares beneficially held	Per cent. of class(4)
Clayton C. Daley, Jr.	12,732	9,274	1,783	23,789	*
Umberto della Sala	1	—	—	1	*
Steven J. Demetriou	19,950	13,321	2,713	35,984	*
Edward G. Galante	15,047	2,438	1,783	19,268	*
John M. Malcolm	7,611	6,165	1,783	15,559	*
J. Kent Masters	202,347	—	—	202,347	*
Stephanie S. Newby	20,529	9,274	1,783	31,586	*
Henri Philippe Reichstul	7,826	5,432	1,783	15,041	*
Maureen B. Tart-Bezer	11,322	9,274	1,783	22,379	*
Franco Baseotto	37,980	19,203	—	57,183	*
Roberto Penno	16,146	15,798	—	31,944	*
Beth B. Sexton	15,386	30,941	—	46,327	*
All current directors, other directors who served in 2014 and executive officers as a group (18 persons)	418,077	157,616	13,411	589,104	*

Notes:

(1)
The number of shares indicated as being held by each person listed in this table (including each person comprising the group of all of Foster Wheeler's current directors, other directors who served in 2014 and executive officers) includes shares that are individually or jointly owned, as well as shares over which such person has either sole or shared investment or voting authority.

(2)
Represents shares that may be acquired currently or within 60 days after 30 June 2014 through the exercise of stock options to purchase Foster Wheeler's shares.

(3)
Includes restricted share units issued to current directors, other directors who served in 2014 and executive officers under the Foster Wheeler Omnibus Plan which may be acquired or converted into shares currently or within 60 days after 30 June 2014 due to vesting rights. Share units do not have any voting or dividend rights.

(4)
The percentages for each person and the group are calculated based on (A)(i) the number of shares held by such person or group, as the case may be, plus (ii) the number of shares that may be acquired currently or within 60 days after 30 June 2014 by such person or group, as the case may be, divided by (B)(i) the number of Foster Wheeler's outstanding shares as at 30 June 2014, plus (ii) the number of shares that may be acquired currently or within 60 days after 30 June 2014 by such person or group, as the case may be.

(*)
Less than 1 per cent.

Based upon Foster Wheeler's review of Schedule 13G or Schedule 13D filings with the SEC through 30 June 2014 and other publicly available information, the following entities are known to Foster Wheeler's management to be beneficial owners of more than 5 per cent. of Foster Wheeler's registered shares, par value CHF3.00 per share, as indicated.

Name and address of beneficial owner	Amount and nature of beneficial ownership		Percentage of class
Platinum Investment Management Limited	10,032,177	(1)	10.0%
Level 8 7 Macquarie Place Sydney NSW 2000 Australia
Abrams Bison Partners, L.P., Abrams Bison Investments, L.L.C. and Gavin Abrams	6,050,000	(2)	6.0%
4800 Hampden Lane, Suite 1050 Bethesda, MD 20814
Morgan Stanley and Morgan Stanley Capital Services LLC	5,285,515	(3)	5.3%
1585 Broadway New York, NY 10036
The Vanguard Group	5,235,231	(4)	5.2%
100 Vanguard Blvd. Malvern, PA 19355

Notes:

(1)
Platinum Investment Management Limited reported on Schedule 13G, filed with the SEC on 13 February 2014, that it held 10,032,177 registered shares.

Platinum Investment Management Limited reported that 8,333,113 of the indicated shares were subject to sole voting power and all of the indicated shares were subject to sole dispositive power.

(2)
Abrams Bison Partners, L.P., Abrams Bison Investments, L.L.C. and Gavin Abrams reported on a Schedule 13G, filed with the SEC on 18 April 2013, that they held 6,050,000 registered shares as at 1 March 2013. Each of the reporting persons had shared voting power and shared dispositive power for all of the indicated shares.

(3)
Morgan Stanley and Morgan Stanley Capital Services LLC reported on a Schedule 13G, filed with the SEC on 17 April 2014, that they held 5,258,515 registered shares as at 8 April 2014.

Morgan Stanley reported that 5,248,488 of the indicated shares were subject to sole voting power and all of the indicated shares were subject to shared dispositive power. Morgan Stanley Capital Services LLC indicated that 5,056,656 of the indicated shares were subject to sole voting power and shared dispositive power.

(4)
The Vanguard Group reported on a Schedule 13G, filed with the SEC on 11 February 2014, that it held 5,235,231 shares as at 31 December 2013.

The Vanguard Group reported that 50,900 of the indicated shares were subject to sole voting power, 5,192,031 of the indicated shares were subject to sole dispositive power and 43,200 of the indicated shares were subject to shared dispositive power.

Section 16(a) of the Exchange Act requires Foster Wheeler's directors and executive officers and any persons who own more than 10 per cent. of Foster Wheeler's outstanding shares to file reports of holdings and transactions in Foster Wheeler's shares with the SEC. Based on Foster Wheeler's records and other information, including Foster Wheeler's review of Forms 3 and 4 filed with the SEC, Foster Wheeler believes all filings required under Section 16(a) of the Exchange Act for its directors and executive officers with respect to its shares were timely filed in 2013.

Equity Compensation Plan Information

The following table sets forth, as at 31 December 2013, the number of securities outstanding under each of Foster Wheeler's equity compensation plans, the weighted-average exercise price for Foster Wheeler's outstanding stock options and the number of options available for grant under such plans. Foster Wheeler's equity compensation plans include stock options in all of the plans listed below and RSUs and PRSUs granted pursuant to the plan. RSUs and PRSUs have an exercise price of zero, which is included in the determination of the weighted average exercise price shown below.

Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
	($)
Equity Compensation Plans Approved by Security Holders: Foster Wheeler Omnibus Plan	3,559,586	10.93	4,765,902
Equity Compensation Plans Not Approved by Security Holders: None	—	—	—

Total	3,559,586	10.93	4,765,902

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is intended to illustrate the effect of the Offer assuming all Foster Wheeler shares have been exchanged in the Offer. AMEC will account for the transaction as an acquisition under IFRS 3 "Business Combinations".

Presented below is the unaudited pro forma information as follows:

•
the unaudited pro forma condensed combined income statement for the Enlarged Group for the year ended 31 December 2013, which has been prepared as if the Offer occurred on 1 January 2013; and

•
the unaudited pro forma condensed combined balance sheet as at 31 December 2013, which has been prepared as if the Offer had occurred on that date.

The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared based upon information derived from the following:

•
the audited consolidated financial statements of AMEC as at and for the year ended 31 December 2013, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU and included elsewhere in this prospectus;

•
the audited consolidated financial statements of Foster Wheeler as at and for the year ended 31 December 2013, which have been prepared in accordance with US GAAP and are included elsewhere in this prospectus. These consolidated financial statements have been converted to IFRS, restated using AMEC's accounting policies and translated to pounds sterling for purposes of presentation in the unaudited pro forma condensed combined financial information using the following historic exchange rates:

•
for the unaudited pro forma condensed combined income statement for the year ended 31 December 2013, an average exchange rate of $1.5699 per pound sterling

•
for the unaudited pro forma condensed combined balance sheet as of 31 December 2013, a closing rate of $1.6563 per pound sterling

•
the issuance of £976.0 million aggregate principal amount of debt in 2014 to finance the Acquisition.

For purposes of these pro forma financial statements, it is assumed that all of the 101,041,390 outstanding shares not currently owned by AMEC and its affiliates are exchanged pursuant to the Offer. To the extent all outstanding shares not currently owned by AMEC and its affiliates are not exchanged, the share capital, share premium and the outstanding principal amount of the bank loans would decrease proportionately.

The impact if only 80 per cent. of Foster Wheeler shares are exchanged for AMEC shares and the impact if only the minimum condition of 66 2/3 per cent. of Foster Wheeler shares are exchanged for AMEC shares is reflected in the final paragraph of this section.

The selected historical and unaudited pro forma information presented assumes the net effect of the exchange of 100 per cent. of the 101,041,390 Foster Wheeler outstanding shares and 1,157,000 of equity awards in exchange for 91,958,111 AMEC shares and £976 million of cash, which will be financed by means of bank loans.

If it is assumed that only 80 per cent. of the outstanding Foster Wheeler shareholders (80,833,112) accept the Offer in exchange for 72,733,634 AMEC shares and 1,157,000 of equity awards and cash of £781 million, the condensed combined net pro forma balance sheet effect of the transaction as of

31 December 2013 is consistent with the unaudited pro forma condensed combined balance sheet shown above other than:

•
bank loans and overdrafts would be £195 million lower at £918 million, reflecting a reduction in the bank loan pro forma adjustment from £976 million to £781 million;

•
goodwill would be £291 million lower at £1,959 million, reflecting a reduction in the pro forma goodwill adjustment from £1,390 million to £1,099 million;

•
share capital and share premium would be £9 million and £186 million lower at £36 million and £745 million, respectively, reflecting an increase in the net pro forma adjustment of (£112) million to £(121) million and £801 million to £615 million; and

•
non-controlling interest would be £100 million higher at £121 million, reflecting a reduction in the pro forma adjustment from £nil million to £100 million.

In addition, the effect on income from continuing operations is a £4 million lower pro forma adjustment to finance expense, reflecting a reduction in the pro forma adjustment from £32 million to £28 million, the recording of income attributable to non-controlling interests of £17 million; and a decrease to the basic and adjusted EPS of 0.4 pence and 0.4 pence, respectively

If it is assumed that only 66 2/3 per cent. of the outstanding shareholders (67,364,288) accept the Offer in exchange for 60,614,392 AMEC shares and 1,157,000 of equity awards and cash of £651 million, the condensed combined net pro forma balance sheet effect of the transaction as of 31 December 2013 is consistent with the unaudited pro forma condensed combined balance sheet shown above other than:

•
bank loans and overdrafts would be £325 million lower at £788 million, reflecting a reduction in the bank loan pro forma adjustment from £976 million to £651 million;

•
goodwill would be £484 million lower at £1,766 million, reflecting a reduction in the pro forma goodwill adjustment from £1,390 million to £906 million;

•
share capital and share premium would be £15 million and £310 million lower, at £30 million and £621 million, respectively, reflecting an increase in the pro forma adjustment of (£112) million to £(127) million and £801 million to £491 million; and

•
non-controlling interest would be £167 million higher at £188 million, reflecting a reduction in the pro forma adjustment from £nil million to £167 million.

In addition, the effect on income from continuing operations is a £5 million lower pro forma adjustment to finance expense from £32 million to £27 million, the recording of income attributable to non-controlling interests of £28 million, and a decrease to the basic and adjusted EPS of 1.0 pence and 1.0 pence, respectively.

The transaction will be accounted for by AMEC using the acquisition method pursuant to IFRS 3 "Business Combinations". Under the acquisition method, assets and liabilities are recorded at their fair value on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities, including contingent liabilities, assumed.

The pro forma adjustments give effect to events that are directly attributable to the Acquisition, are factually supportable and, with respect to the unaudited pro forma condensed combined income statement, are expected to have a continuing impact on the Enlarged Group. The unaudited pro forma condensed combined financial information is presented for information purposes only and reflects estimates made by AMEC's management that it considers reasonable. It does not purport to represent what AMEC's actual results of operations or financial condition would have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma condensed combined financial information does not reflect the effect of anticipated cost and revenue synergies associated with combining AMEC and Foster Wheeler.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information that AMEC's management believes are reasonable under the circumstances. The detailed valuation studies have not been finalised and, accordingly, the fair value adjustments reflect AMEC's management's best estimate and are subject to change once the detailed analyses are completed as additional information becomes available. These adjustments may be material. Since the Acquisition has not been completed, AMEC's access to information to make such estimates is limited and therefore certain market-based assumptions were used when data was not available. However, AMEC's management believes the fair values recognised are based on reasonable estimates based on currently available information. A final determination of the fair value of assets and liabilities acquired will be based on the actual assets and liabilities of Foster Wheeler that exist as of the closing date of the Acquisition and, therefore, cannot be finalised prior to the completion of the transaction. In addition, the evaluation of the consideration to be paid by AMEC upon the completion of the Acquisition will be partly determined based on the closing price of AMEC shares on the closing date of the Acquisition.

The unaudited pro forma condensed combined financial information should be read in conjunction with the information contained in the sections entitled "Risk Factors", "Cautionary Statement Regarding Forward-Looking Statements", "Selected Historical Consolidated Financial Data of AMEC", "Selected Historical Consolidated Financial Data of Foster Wheeler", "Operating and Financial Review of AMEC", "Operating and Financial Review of Foster Wheeler" and the audited consolidated financial statements of AMEC and Foster Wheeler and the accompanying notes included elsewhere in this prospectus.

Financial Statement Groupings

Certain financial statement line items from the audited consolidated financial statements of Foster Wheeler are not separately presented in the audited consolidated financial statements of AMEC and have been grouped so their presentation is consistent with the presentation of AMEC's audited consolidated financial statements. The following groupings were made to the unaudited pro forma condensed combined income statement for the year ended 31 December 2013:

	For the year ended 31 December 2013
	($ millions)	(£ millions)
Administrative expenses:
Selling, general and administrative expenses	358	228
Other income net	(8)	(5)
Other deductions	35	22
Net asbestos-related provision	30	19

Administrative expenses	415	264

The following groupings were made to the unaudited pro forma condensed combined balance sheet as at 31 December 2013:

	As at 31 December 2013
	($ millions)	(£ millions)
Other receivables:
Notes and accounts receivable—long term	15	9
Asbestos-related insurance recovery receivable	120	72
Other assets	144	87

Other receivables	279	168

Cash and cash equivalents:
Cash and cash equivalents	556	336
Restricted cash	83	50

Cash and cash equivalents	639	386

Trade and other receivables:
Accounts and notes receivable	729	440
Contracts in process	197	119
Other current assets	38	23
Less: Inventory (component of other current assets)	(12)	(7)

Trade and other receivables	952	575

Deferred tax assets:
Deferred tax assets—non-current	50	30
Deferred tax assets—current (component of prepaid deferred and refundable incomes taxes)	63	38
Less: Current tax receivable (component of prepaid deferred and refundable income taxes)	(30)	(18)

Deferred tax assets	83	50

Trade and other payables:
Accounts payable	(282)	(170)
Accrued expenses	(304)	(184)
Billings in excess of costs and estimated earnings on uncompleted contracts	(570)	(344)
Non-vested share-based compensation awards subject to redemption (temporary equity)	(16)	(10)

Trade and other payables	(1,172)	(708)

Provisions:
Asbestos-related liability	(257)	(155)
Other long-term liabilities	(211)	(127)

Provisions	(468)	(282)

Retained earnings:
Retained earnings	933	563
Accumulated other comprehensive losses	(509)	(307)
Treasury shares	(150)	(91)

Retained earnings	274	165

The current tax receivable presented as a component of prepaid, deferred and refundable income taxes in the audited consolidated financial statements of Foster Wheeler is separately presented in the unaudited pro forma condensed combined balance sheet.

The inventories balance presented as a component of other current assets in the audited consolidated financial statements of Foster Wheeler is separately presented in the unaudited pro forma condensed combined balance sheet.

The non-vested share-based compensation awards subject to redemption presented above as a component of trade and other payables in accordance with IFRS and AMEC's accounting policies are presented as temporary equity in accordance with US GAAP in the audited consolidated financial statements of Foster Wheeler.

Unaudited Pro Forma Condensed Combined Income Statement for the Year ended 31 December 2013

			Pro forma adjustments(1)
	AMEC IFRS	Foster Wheeler US GAAP	Accounting policy and IFRS adjustments		Refinancing adjustments	Acquisition adjustments		Enlarged Group pro forma total
	(£ millions, unless otherwise stated)
Continuing operations
Revenue	3,974	2,106	8	(2)	—	(3)	(2)	6,085
Cost of sales	(3,431)	(1,750)	—	(3)	—	—	(3)	(5,181)

Gross profit	543	356	8		—	(3)		904
Administrative expenses	(293)	(264)	83	(4)	—	(91)	(4)	(565)
Loss on business disposals and closures	(7)	—	—		—	—		(7)

Profit/(loss) before net financing expense	243	92	91		—	(94)		332
Financial income	12	4	1		—	—		17
Financial expense	(14)	(8)	(16)		(30)	(2)		(70)
Net financing expense	(2)	(4)	(15)	(5)	(30) (5)	(2)	(5)	(53)
Share of post-tax results of joint ventures	14	10	—		—	14	(6)	38
Profit/(loss) before income tax	255	98	76		(30)	(82)		317
Income tax	(69)	(33)	6	(7)	—	25	(7)	(71)

Profit/(loss) for the year from continuing operations	186	65	82		(30)	(57)		246
Earnings per shares
Basic (pence)(8)	63.8							64.6
Diluted (pence)(8)	62.5							63.6
Weighted average number of shares
Basic(8)	293							384

Pro Forma Adjustments

(1)
In order to appreciate the effects on the reported performance of intangible amortisation, exceptional items and certain remeasurements, AMEC presents its income statement in a format that presents intangible amortisation, exceptional items and certain remeasurements separately. The pro forma adjustments are analysed in this format as follows:

							Pro forma adjustments
	AMEC IFRS			Foster Wheeler US GAAP			Accounting policy and IFRS adjustments			Refinancing adjustments			Acquisition adjustments			Pro forma Enlarged Group
Continuing operations	Before intangible amortisation, exceptional items and certain remeasurements	Amortisation, exceptional items and certain remeasurements	Total	Before intangible amortisation, exceptional items and certain remeasurements	Amortisation, exceptional items and certain remeasurements	Total	Before intangible amortisation, exceptional items and certain remeasurements	Amortisation, exceptional items and certain remeasurements	Total	Before intangible amortisation, exceptional items and certain remeasurements	Amortisation, exceptional items and certain remeasurements	Total	Before intangible amortisation, exceptional items and certain remeasurements	Amortisation, exceptional items and certain remeasurements	Total	Before intangible amortisation, exceptional items and certain remeasurements	Amortisation, exceptional items and certain remeasurements	Total
	(£ millions)
Revenue	3,974	—	3,974	2,106	—	2,106	8	—	8	—	—	—	(3)	—	(3)	6,085	—	6,085
Cost of sales	(3,431)	—	(3,431)	(1,740)	(10)	(1,750)	(10)	10	—	—	—	—	—	—	—	(5,181)	—	(5,181)

Gross profit	543	—	543	366	(10)	356	(2)	10	8	—	—	—	(3)	—	(3)	904	—	904
Administrative expenses	(228)	(65)	(293)	(206)	(58)	(264)	13	70	83	—	—	—	—	(91)	(91)	(421)	(144)	(565)
Loss on business disposals and closures	—	(7)	(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)

Profit/(loss) before net financing expense	315	(72)	243	160	(68)	92	11	80	91	—	—	—	(3)	(91)	(94)	483	(151)	332
Financial income	12	—	12	4	—	4	1	—	1	—	—	—	—	—	—	17	—	17
Financial expense	(14)	—	(14)	(8)	—	(8)	(10)	(6)	(16)	(29)	(1)	(30)	—	(2)	(2)	(61)	(9)	(70)
Net financing expense	(2)	—	(2)	(4)	—	(4)	(9)	(6)	(15)	(29)	(1)	(30)	—	(2)	(2)	(44)	(9)	(53)
Share of post-tax results of joint ventures	14	—	14	24	(14)	10	—	—	—	—	—	—	—	14	14	38	—	38
Profit/(loss) before income tax	327	(72)	255	180	(82)	98	2	74	76	(29)	(1)	(30)	(3)	(79)	(82)	477	(160)	317
Income tax	(67)	(2)	(69)	(33)	—	(33)	6	—	6				5	20	25	(89)	18	(71)

Profit/(loss) for the year from continuing operations	260	(74)	186	147	(82)	65	8	74	82	(29)	(1)	(30)	2	(59)	(57)	388	(142)	246

(2)
Revenue—The total £5 million pro forma adjustment to revenue is comprised of a £8 million accounting policy adjustment and a £(3) million adjustment arising on acquisition accounting as further described below:

  Revenue recognition—£8 million.

  Although compliant with IFRS, Foster Wheeler has a different revenue recognition policy on lump sum work and cost reimbursable work in its Global E&C Group compared to AMEC. The calculations used by the respective entities are set out below.

  •
  Cost reimbursable:

  •
  Foster Wheeler policy—((Hours incurred) divided by total hours) multiplied by estimated revenue equals revenue recognised.

  •
  AMEC policy—Hours worked by relevant employee multiplied by charge out rate applicable to employee grade equals revenue recognised

  The Foster Wheeler policy is based on a percentage completion with reference to hours incurred for any given project. Contrastingly, the AMEC policy is calculated by reference to the hours worked by the relevant employee multiplied by the relevant employee's charge out rate.

  •
  Lump sum Work

  •
  Foster Wheeler policy—(Assessment of physical progress with reference to achievement of key milestones or external valuations) × Estimated revenue = Revenue recognised.

  •
  AMEC policy—(Cost/Total cost) × Estimated revenue = Revenue recognised.

  The Foster Wheeler policy is based on physical progress of a contract; however, the AMEC policy is to recognise revenue in proportion to the stage of completion of a contract, assessed by reference to costs incurred to date as a percentage of total forecast costs.

  •
  The Foster Wheeler revenue recognition policy for its Global Power Group is consistent with IFRS accounting standards and therefore no revenue policy adjustment arises for this division on the basis that AMEC does not have in-house manufacturing and production facilities. AMEC will adopt this policy after completion of the transaction.

  •
  Revenue recognition—£(3) million—AMEC has made an acquisition accounting adjustment to eliminate the sellers' margin from contracts already won by Foster Wheeler as at 31 December 2013. This adjustment is in respect of contracts won and reflects the seller's margin for such contracts. AMEC has ascribed a seller's margin of 2.5 per cent. based on the historically consistent customer base of Foster Wheeler. The order backlog value does have a seller's margin element, however, in light of the strength of the Foster Wheeler brand and recurring customer base, AMEC considers the up-front margin to be a small component of the overall contract value.

(3)
Cost of sales—There are two IFRS adjustments to cost of sales as further described below:

  Revenue recognition—£(10) million—The calculation of the revenue recognition accounting adjustment is described in note 2 above; and

  Redundancy costs—£10 million—As reported in Foster Wheeler's annual report filed on Form 10-K dated 27 February 2014, a provision of £11 million was recorded by Foster Wheeler for redundancy costs in the Global Power Group. This provision has been expensed under US GAAP; however, under IFRS, due to the stage of communication and advancement of this process at 31 December 2013 the required IFRS recognition criteria had not been met in respect of £10 million of this provision at 31 December 2013 and, therefore, £10 million would instead be expensed in the IFRS income statement in the year ending 31 December 2014.

(4)
Administrative expenses—The total £(8) million pro forma adjustment to administrative expenses is comprised of a £83 million IFRS adjustment and a £(91) million adjustment arising on acquisition accounting as further described below:

  The £83 million IFRS adjustment is comprised of £70 million related to asbestos and £13 million of other items:

  •
  Asbestos—The total adjustment of £70 million consists of the following:

  •
  Under IFRS, the provision for asbestos claims is extended from a forecast for the next 15 years used under Foster Wheeler's US GAAP accounting policies to a forecast for the next 37 years and is discounted back to a net present value using a US Treasury yield curve discount rate. Due to increases in the US Treasury yield curve rates from 31 December 2012 to 31 December 2013, this results in a £35 million credit to administrative expenses.

  •
  A further credit of £16 million has arisen during the period as a result of changes from 31 December 2012 to 31 December 2013 in the following assumptions: (i) the amount of average settlement values, (ii) the recorded frequency of the pay rates on claims; and (iii) the impact of a change in forecast horizon as a product of the passage of time. The filings of Foster Wheeler and its subsidiaries relate to multiple cases filed collectively, which are then settled as part of one settlement as opposed to individually; and

  •
  £19 million—This adjustment reflects the reversal of the incremental annual expense charged to the income statement by Foster Wheeler within its annual report filed on Form 10-K dated 27 February 2014, as the above adjustment reflects the year to date asbestos charge based on AMEC's accounting policies.

  •
  Other (non-exceptional)—The total adjustment of £13 million consists of the following:

  •
  Pension—£16 million—This adjustment reverses the amortisation of actuarial losses on defined benefit pension schemes which are charged to the income statement under US GAAP; however, under IFRS such amounts remain within other comprehensive income;

  •
  Stock-based compensation—£(1) million—Under US GAAP, the stock-based compensation charge has been applied on a straight line methodology; however, under IFRS this has been recorded using a graded vesting method;

  •
  Sale and leaseback—£(3) million—Under US GAAP, a credit is recognised in the income statement in respect of the deferred gain on sale and leaseback transactions. Under IFRS, this would have been recognised immediately in the income statement at the time of the sale and leaseback transaction. Therefore, the amortisation charge is reversed; and

  •
  Lease classification—£1 million—Under US GAAP, Foster Wheeler, acting as lessor, recognised an operating lease and the associated revenue and depreciation included in its income statement. Under IFRS this lease has been determined to be a finance lease and the associated finance income has been included in the pro forma income statement.

  The £(91) million acquisition accounting adjustment is comprised of the following:

  •
  Intangible amortisation—£(101) million—Adjustment to reflect increased amortisation on acquired intangibles. The acquired intangibles can be split into the following:

  •
  Customer relationships—annual amortisation charge of £26 million. The useful economic life has been identified as 18 years and 10 years for the Global E&C Group and the Global Power Group businesses, respectively (Global E&C Group $684 million divided by

      18 years equals $38 million, £24 million equivalent. Global Power Group $26 million divided by 10 years equals $3 million, £2 million equivalent).

    •
    Technology—annual amortisation charge of £14 million based on a useful economic life of 18 years ($327 million divided by 15 years equals $22 million, £14 million equivalent).

    •
    Trade name—annual amortisation charge of £9 million based on a useful economic life of 20 years ($277 million divided by 20 years equals $14 million, £9 million equivalent).

    •
    Order backlog—annual amortisation of £51 million based on a useful economic life of three years ($240 million divided by 3 years equals $80 million, £51 million equivalent); and

    •
    Favourable lease contracts—annual amortisation of £1 million based on a useful economic life of two years ($17 million divided by 7 years equals $2 million, £1 million equivalent).

  •
  A £10 million adjustment to reverse the intangible amortisation previously recorded by Foster Wheeler as the above financial adjustment reflects the year-to-date amortisation charge.

(5)
Financial expense—The total £(48) million pro forma adjustment to financial expense is comprised of a £(16) million IFRS adjustment and a £(32) million adjustment arising on acquisition accounting as further described below:

  The £(16) million IFRS adjustment consists of the following:

  •
  Pensions—£(10) million—Rather than recording an expected return on pension plan assets and a charge for the interest cost on the projected benefit obligation as components of the defined benefit pension charge recorded under US GAAP by Foster Wheeler, under IFRS AMEC recognises a net interest charge calculated based on multiplying the discount rate by the net defined benefit pension liability, resulting in a £10 million pro forma adjustment to increase the net financing expense; and

  •
  Asbestos—£(6) million—This is an IFRS only adjustment and reflects the unwind of discounting the asbestos provision. No such adjustment is made under US GAAP. The asbestos liability is discounted using the 30-Year US Treasury yield curve, which is equivalent to a fixed rate of 3.1 per cent.

  The £(32) million acquisition accounting adjustment consists of the following:

  •
  Interest on loan—£(29) million—Adjustment to reflect the interest cost on the £976 million new bank debt as part of the refinancing of the Acquisition with a weighted average interest rate of 2.57 per cent;

  •
  Loan facility fees—£(1) million—Adjustment to reflect the amortisation on the debt issuance costs of £10 million on the issuance of the £976 million debt facility entered into for purposes of the proposed transaction; and

    The table below summarises the new bank debt and the respective interest rate in connection with the various tranches.

	US dollar equivalent	Interest Rate	Interest charge	Impact of 1/8% change in the rate	Revised interest charge
	($ millions, unless otherwise stated)	(%)	($ millions, unless otherwise stated)	(%)	($ millions, unless otherwise stated)
Interest at fixed rate
American dollars	600.0	3.08	18.5	Fixed	18.5
Canadian dollars	150.0	3.36	5.0	Fixed	5.0
Euros	122.5	2.26	2.8	Fixed	2.8
Total fixed	872.5		26.3		26.3
Interest at variable rate
American dollars	600.0	1.88	11.3	2.01	12.0
Canadian dollars	150.0	2.78	4.2	2.91	4.4
Euros	122.5	1.92	2.4	2.05	2.5
Total variable	872.5		17.9		18.9
Fees			17.2		17.2

Total	1,745.0		61.4		62.4

Total (£ equivalent)	1,054.0		39.1		39.7

    The table below provides a summary of the bank loans in respect of the acquisition consideration and the balance remaining which will be used to replace existing bank loans and overdrafts in place within the Enlarged Group.

    As noted in the table above, the total fees in respect of the loans amount to $17.2 million (£10 million), which, based on the preliminary loan terms of seven years, gives rise to a loan amortisation charge of £1 million per annum.

	US dollar equivalent	Pound sterling equivalent
	($ millions)	(£ millions)
Total loans	1,745	1,054
Loans to fund acquisition	1,617	976

Balance	128	77

  •
  Asbestos—£(2) million—This adjustment relates to the impact of unwinding the discount on the changes in estimates included in purchase price allocation.

(6)
Share of post-tax results of joint ventures—Equity investment impairment—£14 million—Foster Wheeler recorded a charge for an equity interest investment impairment in the year ended 31 December 2013 in its annual report filed on Form 10-K dated 27 February 2014. Under acquisition accounting, a full provision against this investment has been made by AMEC, therefore, this impairment charge is reversed.

(7)
Taxation—The total £31 million pro forma adjustment to taxation is comprised of a £6 million IFRS adjustment and a £25 million adjustment arising on acquisition accounting as further described below:

  IFRS—£6 million tax credit consists of the following:

  •
  Sale and leaseback—£1 million—This adjustment reverses the deferred tax charge on the deferred gain on the sale and leaseback liability that exists under US GAAP but not under IFRS.

  •
  Pension—£(2) million—Under US GAAP, the amortisation of actuarial losses are debited to the income statement, while under IFRS such amounts are reported within other comprehensive income. This adjustment therefore reverses the deferred tax credit associated with the actuarial losses which are reversed out of the income statement.

  •
  Pension—£6 million—Under US GAAP, the impact of changes in tax rates on deferred tax balances are generally recognised in the income statement. Under IFRS, tax rate changes on deferred tax balances on items reported through equity are reported directly in other comprehensive income. This adjustment moves the impact of changes in tax rates on the pension equity deferred tax balance from the income statement to other comprehensive income.

  •
  Transfer of IP—£1 million—A provision for unrealised profit is held on the Foster Wheeler balance sheet. This relates to the intercompany transfer of IP in respect of technology and the Foster Wheeler trade name in 2000. A corresponding deferred tax asset is held in respect of this provision at the US tax rate. Both the provision and the deferred tax asset are amortised over the useful life of the IP (35 years). Under IFRS, the deferred tax asset in respect of the provision would be recognised at the tax rate of the acquiring entity, which is lower than the US tax rate. This adjustment therefore reduces the amortisation of the deferred tax asset.

  The £25 million acquisition accounting adjustment consists of the following:

  •
  Interest on loan—£5 million—This adjustment is to reflect the tax-related impact on the £(29) million loan interest associated with the new debt financing, as described above under note 5; and

  •
  Intangible amortisation—£20 million—This adjustment reflects the tax-related impact of the amortisation associated with the fair value of intangible assets acquired as part of the transaction. This is calculated using an effective tax rate of approximately 20 per cent.

(8)
The following table provides a reconciliation of both AMEC's pro forma earnings per share to its pro forma diluted earnings per share and its historical weighted average number of shares outstanding to the pro forma weighted average number of shares outstanding for both its basic and diluted earnings per share computations. 90,917,043 new AMEC shares will be issued pursuant to the Offer.

	Earnings		Number of shares		Earnings per share
	AMEC IFRS	Enlarged Group pro forma total	AMEC	Enlarged Group pro forma total	AMEC IFRS	Enlarged Group pro forma total
	(£ millions)				(pence)
Basic earnings from continuing operations	187	248	293	384	63.8	64.6
Share options	—	—	2	2	n/a	n/a
Employee share and incentive schemes	—	—	4	4	n/a	n/a
Diluted earnings from continuing operations	187	248	299	390	62.5	63.6

Unaudited Pro Forma Consolidated Balance Sheet as at 31 December 2013

	AMEC IFRS	Foster Wheeler US GAAP	Accounting policy and IFRS adjustments		Refinancing adjustments		Acquisition adjustments		Enlarged Group pro forma total
	(£ millions)
Assets
Non-current assets
Property, plant, and equipment	39	170	(19	)(1)	—		(10	)(2)	180
Goodwill	757	103	—		—		1,390	(3)	2,250
Intangible assets	150	68	—		—		880	(4)	1,098
Interests in joint ventures	52	110	—		—		(24	)(5)	138
Derivative financial instruments	1	—	—		—		—		1
Retirement benefit assets	102	—	—		—		—		102
Other receivables	24	168	(22	)(6)(7)	—		—		170
Deferred tax assets	35	50	(8	)(8)	—		21	(8)	98

Total non-current assets	1,160	669	(49)		—		2,257		4,037
Current assets
Inventories	3	7	—		—		—		10
Trade and other receivables	956	575	—		—		(55	)(9)	1,476
Derivative financial instruments	5	—	—		—		—		5
Current tax receivable	10	18	—		—		—		28
Bank deposits (more than three months)	18	—	—		—		—		18
Cash and cash equivalents (excluding bank overdrafts)	232	336	50	(10)	—		(88	)(11)	530
Restricted cash	—	50	(50	)(10)	—		—		—

Total current assets	1,224	986	—		—		(143)		2,067

Total assets	2,384	1,655	(49)		—		2,114		6,104
Liabilities
Current liabilities
Bank loans and overdrafts	(129)	(8)	—		(976	)(12)	—		(1,113)
Trade and other payables	(801)	(708)	(1	)(13)	—		(11	)(14)	(1,521)
Derivative financial instruments	(1)	—	—		—		—		(1)
Current tax payable	(73)	(24)	3	(8)	—		—		(94)

Total current liabilities	(1,004)	(740)	2		(976)		(11)		(2,729)
Non-current liabilities
Trade and other payables	(11)	—	—		—		—		(11)
Retirement benefit liabilities	(62)	(67)	10	(15)	—		—		(119)
Deferred tax liabilities	(20)	(24)	7	(8)	—		(145	)(8)	(182)
Provisions	(163)	(282)	(14	)(16)	—		(444	)(16)	(903)
Long term debt	—	(69)	—		—		(9	)(17)	(78)
Total non-current liabilities	(256)	(442)	3		—		(598)		(1,293)

Total liabilities	(1,260)	(1,182)	5		(976)		(609)		(4,022)
Net assets	1,124	473	(44)		(976)		1,505		2,082
Equity
Share capital	152	157	—		—		(112	)(18)	197
Share premium account	101	130	—		—		801	(18)	1,032
Hedging and translation reserves	33	—	—		—		—		33
Capital redemption reserves	34	—	—		—		—		34
Retained earnings	802	165	(44)		(976)		816		763
Total equity attributable to equity holders of the parent	1,122	452	(44)		(976)		1,505		2,059
Non-controlling interests	2	21	—		—		—		23

Total equity	1,124	473	(44)		(976)		1,505		2,082

Pro Forma Adjustments

(1)
Under US GAAP, a lease has been classified as an operating lease (where Foster Wheeler is the lessor) and the respective property, plant and equipment was capitalised. Under IFRS, this operating lease has been determined to be a finance lease (with Foster Wheeler as the lessor) and the property, plant and equipment has been derecognised and replaced with a finance lease receivable in the amount of £(19) million.

(2)
For the purposes of the unaudited pro forma condensed combined balance sheet, the property, plant and equipment of Foster Wheeler has been fair valued as part of the preliminary purchase price allocation and the net adjustment is a reduction in the net book value of the reported Foster Wheeler value.

(3)
As part of the Acquisition adjustment, AMEC has eliminated the goodwill as at 31 December 2013 reported by Foster Wheeler in its annual report filed on Form 10-K dated 27 February 2014 and included the goodwill arising from the transaction.

  Adjustments included in the column "Refinancing and Acquisition adjustments" to the accompanying unaudited pro forma condensed combined balance sheet as at 31 December 2013 are represented by the following:

Amount
(£ millions)
Calculation of consideration
Preliminary estimate of fair value of AMEC shares issued(a)	976
Preliminary estimate of fair value of purchase of Foster Wheeler shares(a)	976
Preliminary estimate of fair value of equity awards issued(a)	22
Fair value of total consideration transferred	1,974
Recognised amounts of identifiable assets acquired and liabilities assumed
Fair value of Foster Wheeler net liabilities(b)	(419)
Less transaction costs expected to incur(b)	(27)
Net liabilities to be acquired	(446)
Preliminary allocation of consideration to fair value of assets acquired
Product rights and other intangibles(c)	948
Minority interest	(21)
Goodwill(d)	1,493

Notes:

(a)
Preliminary estimate of fair value of AMEC shares issued to Foster Wheeler shareholders and cash paid to Foster Wheeler shareholders was estimated based on 101,041,390 of Foster Wheeler shares outstanding as at 31 December 2013, multiplied by the exchange ratio of 0.8998 and AMEC's share price.

Preliminary estimate of fair value of equity awards issued relates to certain options and share awards of Foster Wheeler that will be replaced with AMEC options and AMEC share awards. The fair value of AMEC options and AMEC share awards that will replace Foster Wheeler options and Foster Wheeler share awards attributable to pre-combination service is recognised as part of the purchase consideration transferred. These share awards include performance and restricted shares.

The number of AMEC shares issued to Foster Wheeler shareholders is dependent on the number of Foster Wheeler shares, Foster Wheeler share awards and Foster Wheeler options outstanding on the date of the Acquisition.

The fair value of AMEC shares and AMEC equity awards was estimated based on the closing price of Foster Wheeler shares of $32.00. An increase or decrease to the Foster Wheeler share price of 20 per cent will result in a corresponding increase or decrease in the purchase price, with a corresponding change to goodwill of £395 million.

The actual purchase price will fluctuate until the date of acquisition and therefore the final valuation could differ significantly from the current estimate.

(b)
Reflects the acquisition of the fair value of net liabilities of Foster Wheeler as at 31 December 2013 and the transaction costs expected to be incurred by Foster Wheeler.

(c)
£948 million has been included in respect of the fair value of identified intangible assets. These will be amortised over their respective economic life.

    The fair value of identifiable intangible assets is determined primarily using the "income approach", which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life.

  (d)
  Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet as at 31 December 2013 of £1,493 million represents a net increase to present AMEC's total goodwill of £1,493 million after this transaction.

(4)
Intangible assets as reported in Foster Wheeler's audited consolidated financial statements have been eliminated as part of the transaction. For the purposes of the unaudited pro forma condensed combined balance sheet, a valuation exercise of Foster Wheeler's intangible assets has been undertaken, including customer relationships, technology, trade name, order backlog and favourable contracts. These intangibles will be amortised through the income statement in accordance with their useful economic lives.

(5)
Following a review of the joint venture investments held by Foster Wheeler and their respective carrying values, AMEC has recorded a preliminary adjustment to reflect the fair value of the interest in joint ventures.

(6)
AMEC has discounted the asbestos-related insurance recovery receivable in line with IFRS accounting. The US-only asbestos-related insurance recovery amounted to £55 million as at 31 December 2013. This has been discounted using a long-term US treasury yield discount rate, which has resulted in a decrease in the receivable of £(16) million.

(7)
The £(6) million reduction in addition to the £(16) million reduction noted in note 6 above account for the £(22) million reduction in other receivables. The £(6) million reduction is held on the Foster Wheeler balance sheet with deferred tax assets. The £(6) million reduction is comprised of the following adjustments. Under US GAAP, a lease was classified as an operating lease (where Foster Wheeler is the lessor) and the respective property, plant and equipment was capitalised. Under IFRS, this operating lease has been determined to be a finance lease (with Foster Wheeler as the lessor) and the property, plant and equipment has been derecognised and replaced with a finance lease receivable in the amount of £19 million. Further, under US GAAP, a deferred tax asset of £(25) million has been recognised in respect of the intercompany transfer of IP in respect of technology and the Foster Wheeler trade name in 2000. Under IFRS, the deferred tax asset would be recognised at the tax rate of the acquiring entity and disclosed within deferred tax assets. This adjustment therefore removes the deferred tax asset reported within other assets.

(8)
AMEC has reallocated £(10) million of the deferred tax asset reported by Foster Wheeler between current tax payable (£3 million) and deferred tax liabilities (£7 million). This adjustment has been made in order to reflect the impact of jurisdictional netting of current and deferred tax balances in line with IFRS.

As described under note 7 above, under IFRS, a deferred tax asset in respect of the intercompany transfer of IP would be recognised at the tax rate of the acquiring entity. Accordingly, a deferred tax asset of £4 million has been recognised and disclosed within deferred tax assets.

A net reduction in deferred tax assets of £(2) million has been recognised in respect of deferred tax adjustments on other US GAAP to IFRS adjustments.

Foster Wheeler recognised deferred tax liabilities of £16 million on goodwill and intangibles in respect of historical acquisitions. These have been reversed as part of the fair value of identifiable intangible assets and goodwill. As identified by the fair value of identifiable intangible assets, deferred tax liabilities of £(161) million have been recognised on certain intangibles at the appropriate tax rate based on the jurisdictional split.

AMEC has performed a preliminary review of the contingent liabilities and, where appropriate, has made preliminary provisions for these on the balance sheet. Where these provisions are in the United States, AMEC has not recognised a deferred tax asset due to uncertainties over the likely future recoverability of such assets in the United States.

(9)
Following a review of the customer reserves, AMEC has recorded an increase to accounts receivable reserves to reflect AMEC's management review of the fair value of outstanding accounts receivable as at 31 December 2013.

(10)
In accordance with AMEC accounting policies, restricted cash of £50 million has been reclassified to cash and cash equivalents.

(11)
Transaction costs for both AMEC and Foster Wheeler are expected to total £88 million. This adjustment has been included as if these costs had been paid as at 31 December 2013 and the pro forma cash balance has been reduced accordingly.

(12)
This adjustment relates to new bank loans to be entered into to finance the transaction net of financing costs and the increase of Foster Wheeler's current outstanding debt to fair value.

(13)
Foster Wheeler has a different revenue recognition policy on lump sum and cost reimbursable work compared to AMEC. Foster Wheeler's policy is based on physical progress of a contract; however, AMEC's policy is to recognise revenue in proportion to the stage of completion of a contract, assessed by reference to costs incurred to date as a percentage of total forecast costs. Consequently, a pro forma adjustment arises to the liability for payments on account in excess of gross amounts due from customers. Please also refer to footnote 2 to the unaudited pro forma condensed combined income statement for the year ended 31 December 2013, which compares and contrasts the AMEC and Foster Wheeler revenue recognition policies.

(14)
Represents the £3 million fair value adjustments to deferred revenue balances in respect of uncompleted contracts and £(14) million in respect of employee liabilities.

(15)
Foster Wheeler recognised a provision of £10 million for redundancy costs in the Global Power Group in the fourth quarter of 2013. However, under IFRS, due to the stage of communication and advancement of this process at 31 December 2013, the required IFRS recognition criteria had not been met and would instead be recognised in the income statement in the year ending 31 December 2014.

(16)
For the purposes of the unaudited pro forma condensed combined balance sheet, AMEC has reviewed the contingent liabilities highlighted by Foster Wheeler and, where appropriate, made preliminary acquisition accounting provisions for these in the balance sheet including: £208 million additional asbestos-related liabilities; £131 million related to customer claims/disputes, £23 million related to environmental reserves and £82 million related to uncertain tax positions. Further detail in respect of these adjustments is set out below:

£208 million additional asbestos-related liabilities—This adjustment reflects an increase in the assumptions surrounding the average claims settlement value, an increase in the pay rate and the inclusion of group settlement claims and defence costs. The above adjustments to the asbestos provision are in addition to the IFRS adjustments.

£131 million related to customer claims / disputes and £23 million related to environmental reserves—As disclosed in its annual report filed on Form 10-K dated 27 February 2014, Foster Wheeler is exposed to a number of project claims and certain environmental matters. AMEC has considered the disclosures highlighted in Foster Wheeler's annual report filed on Form 10-K dated 27 February 2014 and other information available as part of its due diligence work. The adjustments included in the pro forma are based on AMEC's professional judgement and the reasonably possible estimate of costs associated with settling such matters. As noted in Foster Wheeler's annual report filed on Form 10-K dated 27 February 2014, Foster Wheeler cannot predict the ultimate outcome of these items at this time.

£82 million in respect of uncertain tax provisions—This adjustment reflects AMEC's review of Foster Wheeler's tax positions in the various jurisdictions in which it operates. The provision for uncertain tax positions primarily relates to uncertainties following assessments raised by tax authorities in Europe. The provision for uncertain tax positions is preliminary and will be amended as and when additional information is available.

Additionally, the IFRS related adjustment of £(14) million consists of the following:

  •
  £(32) million related to the provision for asbestos claims, which is extended from a forecast for the next 15 years used under Foster Wheeler's US GAAP accounting policies to a forecast for the next 37 years and is discounted back to a net present value using a US Treasury yield curve discount rate; and

    •
    £18 million related to the deferred gain on sale leaseback transactions that was recorded on the balance sheet and amortised to the income statement under US GAAP, for which under IFRS this would have been recognised immediately in the income statement at the time of the sale and leaseback transaction. Therefore, the amortisation charge is reversed.

(17)
As part of the review undertaken by AMEC of the Foster Wheeler leases, obligations totalling £9 million were identified relating to properties subject to sale and leaseback agreements.

(18)
For the purposes of the unaudited pro forma condensed combined financial information, this adjustment reflects new shares to be issued as consideration to Foster Wheeler shareholders in the Offer and also the elimination of the share capital and share premium of the Foster Wheeler company. AMEC has applied a total preliminary purchase price for the Acquisition of approximately £3.3 billion, which consists of cash, AMEC shares and replacement share-based payment awards. Under the terms of the transaction, the Acquisition is currently valued at $32.00 per Foster Wheeler share. Foster Wheeler shareholders are being offered $16.00 in cash and 0.8998 in AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) for each Foster Wheeler share held, which tendering Foster Wheeler shareholders may elect to receive as (i) $32.00 in cash or (ii) 1.7966 in AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholders), subject in each case to proration as described in the section entitled "The Offer—Terms of the Offer—Mix and Match Election and Proration".

MATERIAL TAX CONSEQUENCES

Material US Federal Income Tax Considerations

The following is a summary of certain US federal income tax consequences to a US Holder, as defined below, of the exchange of Foster Wheeler shares for AMEC securities, cash or both pursuant to the Acquisition, and the ownership and disposition of any AMEC securities received pursuant to the Acquisition. This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the United Kingdom, or the Treaty, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. This discussion is not binding on the US Internal Revenue Service, or the IRS, and it is not intended to be relied upon, and cannot be relied upon, by holders for the purpose of avoiding penalties that may be imposed under the Code. No ruling has been or will be sought or obtained from the IRS with respect to any of the US federal tax consequences discussed herein.

The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, a US Holder as a result of disposing of Foster Wheeler shares pursuant to the Offer or any Squeeze-Out Merger or, if applicable, the acquisition, ownership or disposition of AMEC securities by particular investors, and does not address state, local, non-US or other tax laws. This summary also does not address tax considerations applicable to investors that own or will own (directly or indirectly) 10 per cent. or more of the voting shares of Foster Wheeler or AMEC, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax or the net investment income tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the AMEC securities as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Foster Wheeler shares (or, following the completion of the Acquisition, a holder of AMEC shares or AMEC ADSs) that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or (y) the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

It is assumed for purposes of this summary that each of Foster Wheeler and AMEC is not, has not at any time been, and will not be after the Acquisition a "controlled foreign corporation", as such term is defined in Section 957(a) of the Code.

The US federal income tax treatment of a partner in an entity treated as a partnership for US federal income tax purposes that holds Foster Wheeler shares (or, following the completion of the Acquisition, holds AMEC securities) will depend on the status of the partner and the activities of the partnership. Entities treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to their partners of the Acquisition.

This discussion assumes that each of the Foster Wheeler shares is held as a capital asset, within the meaning of Section 1221 of the Code, in the hands of a US Holder at all relevant times and that each of the AMEC securities to be received by such US Holder as a result of the Acquisition will be held as a capital asset. This discussion further assumes that neither AMEC nor Foster Wheeler is a "passive foreign investment company", or PFIC, for US federal income tax purposes and that Foster Wheeler has not been a PFIC at any point in the past. AMEC does not believe that it should be treated as a PFIC, and Foster Wheeler has informed AMEC that Foster Wheeler does not believe it should be or should have been treated as a PFIC. However, the determination of whether AMEC or Foster Wheeler was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to a differing interpretation, and Foster Wheeler's and AMEC's possible status as PFICs must be determined annually and therefore may be subject to change. If Foster Wheeler or AMEC were to be a PFIC in any year, materially adverse consequences could result for US Holders.

US Holders and holders of Foster Wheeler shares that are not US Holders should consult their own tax advisers regarding the application of the US federal income tax laws to their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant non-US state, local, or other taxing jurisdiction.

Exchange of Foster Wheeler Shares for Cash Only

A US Holder who elects to receive, and in fact receives, solely cash in exchange for its Foster Wheeler shares will recognise gain or loss equal to the difference between the amount of cash received by such US Holder and such US Holder's adjusted tax basis in the Foster Wheeler shares surrendered therefor. Any gain or loss recognised by such US Holder in the exchange of Foster Wheeler shares for cash will generally be capital gain or loss, and will be long-term capital gain or loss if such US Holder's holding period in its Foster Wheeler shares exceeds one year as of the date of the Acquisition. Gain or loss, if any, realised by a US Holder in connection with the Acquisition generally will be treated as having a US source.

Exchange of Foster Wheeler Shares for AMEC Securities, or for AMEC Securities and Cash

As discussed under "Plans and Proposals for Foster Wheeler—Squeeze-Out Merger Under Swiss Law" in this prospectus, if, following completion of the Offer, AMEC has acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, collectively referred to as the Squeeze-Out Prerequisites, AMEC will initiate a Squeeze-Out Merger pursuant to Article 8, paragraph 2 and Article 18, paragraph 5 of the Swiss Merger Act, whereby Foster Wheeler will be merged with and into Swiss MergeCo (with Swiss MergeCo being the AMEC surviving entity). Certain transactions consisting of two steps may qualify as a Reorganisation if both steps are completed and are treated as having occurred pursuant to an integrated plan of reorganisation, and at least 40 per cent. of the aggregate fair market value of all outstanding target company shares are treated as having been exchanged for shares of the acquiring company. Provided the Squeeze-Out Prerequisites have been satisfied, AMEC has agreed to use all reasonable endeavours to cause the Offer and the Squeeze-Out Merger together to qualify as a Reorganisation and will not take any action for the purpose of causing the Offer and the Squeeze-Out Merger not to so qualify. If the Squeeze-Out Merger is completed and is treated as having occurred pursuant to an integrated plan and at least 40 per cent. of the aggregate fair market value of all currently outstanding Foster Wheeler shares are treated as having been exchanged for AMEC securities, then the Acquisition may qualify as a tax-deferred reorganisation under section 368(a) of the Code, or a Reorganisation. However, if the Squeeze-Out Merger does not occur, or if Foster Wheeler merges into Swiss MergeCo but such merger is not treated by the IRS (and, if such merger is challenged by the IRS, the United States courts) as having occurred pursuant to an integrated plan that includes the Offer, then the Acquisition will not qualify as a Reorganisation. Whether the Acquisition will qualify as a Reorganisation will depend on the application of complex US federal income tax laws and certain facts, some of which cannot be known until after the completion of the Offer, including whether the Squeeze-Out Merger will occur and the market value of AMEC securities at that time. Accordingly, no assurance can be provided that the Acquisition will be treated as a Reorganisation. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganisation are complex, and each US Holder should consult its own tax adviser regarding these requirements.

Taxable Transaction Treatment

If the Squeeze-Out Merger does not occur, or the Acquisition nevertheless fails to qualify as a Reorganisation, a US Holder's disposition of its Foster Wheeler shares pursuant to the Offer generally will be a taxable transaction for US federal income tax purposes. In such case, a US Holder will recognise gain or loss equal to the difference between (i) the US Holder's amount realised and (ii) the US Holder's adjusted tax basis in its Foster Wheeler shares. The US Holder's amount realised is the fair market value of the AMEC securities and/or cash received. The amount and character of any gain or loss will be computed separately for each block of Foster Wheeler shares that was purchased by the US Holder in the same transaction. The US Holder's gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such holder's Foster Wheeler shares have been held for more than one year on the date of disposition. Preferential tax rates may apply to long-term capital gains of a US Holder that is an individual, estate or trust. The deductibility of capital losses is subject to limitations under the Code. For US federal income tax purposes, a US Holder's basis in any AMEC securities received will be equal to the fair market value of such AMEC securities on the date of their acquisition, and a US Holder's holding period with respect to such AMEC securities will begin on the next day.

Tax-Deferred Reorganisation Treatment

If the Squeeze-Out Merger occurs and the Acquisition qualifies as a Reorganisation, then, except as provided below under "—Cash in Lieu of Fractional Shares", a US Holder generally will recognise gain only to the extent of the amount of any cash received in the Acquisition and will not recognise any loss. The aggregate adjusted tax basis of a US Holder in AMEC securities received in the Acquisition will equal such US Holder's aggregate adjusted tax basis in its Foster Wheeler shares exchanged therefor, increased by the amount of gain recognised and decreased by the amount of cash received by such US Holder in the Acquisition. The holding period of a US Holder in the AMEC securities received in the Acquisition will include such US Holder's holding period in its Foster Wheeler shares exchanged therefor.

If a US Holder receives any cash in exchange for its Foster Wheeler shares in the Acquisition, the amount of gain that such US Holder must recognise will equal the lesser of (i) the amount of cash received or (ii) the excess, if any, of (a) the sum of the fair market value of AMEC securities and cash received over (b) such US Holder's adjusted tax basis in its Foster Wheeler shares surrendered in the Acquisition. For this purpose, a US Holder must calculate gain or loss separately for each identifiable block of Foster Wheeler shares that such holder surrenders pursuant to the Acquisition. Unless the US Holder's receipt of cash is treated under Sections 302 and 356 of the Code as having "the effect of the distribution of a dividend", the holder's gain will be capital gain, and will be treated as long-term capital gain if such US Holder's holding period in its Foster Wheeler shares exceeds one year as of the date of the exchange. If the US Holder's receipt of cash is considered to have "the effect of the distribution of a dividend", the US Holder's gain will be treated as dividend income to the extent of the US Holder's ratable share of the undistributed accumulated earnings and profits of Foster Wheeler as of the date of the exchange, and any excess will be treated as gain from the exchange of the Foster Wheeler shares. The determination of whether a US Holder's receipt of cash is treated as having the effect of the distribution of a dividend depends upon the specific factual circumstances particular to each US Holder. US Holders are urged to consult an independent tax adviser regarding the application of the foregoing rules.

Cash in Lieu of Fractional Shares

A US Holder who receives cash in lieu of a fractional share of AMEC securities will generally be treated as having received the fractional share and then as having received cash in exchange for such fractional share. The US Holder will generally recognise capital gain or loss measured by the difference between the cash received for such fractional share and the holder's tax basis in the fractional share.

US Holders should consult their own tax advisers regarding the consequences of the Offer and, if it occurs, the Squeeze-Out Merger.

Ownership and Disposition of AMEC Securities

Dividends

General

Distributions paid by AMEC out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the shares and thereafter as capital gain. Because AMEC does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles, US Holders should assume that any distribution by AMEC with respect to AMEC securities will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from AMEC.

Dividends paid by AMEC generally will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to long-term capital gains, provided AMEC qualifies for the benefits of the Treaty, which AMEC believes to be the case. A US Holder will be eligible for this reduced rate only if it has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A US Holder will not be able to claim the reduced rate on dividends received from AMEC if AMEC is treated as a PFIC in the taxable year in which the dividends are received or in the preceding taxable year.

Foreign Currency Dividends

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. If the pounds sterling are converted at a later date, any currency gains or losses resulting from the conversion of the pounds sterling generally will be treated as ordinary income from US sources.

Sale or Other Disposition

A US Holder generally will recognise capital gain or loss upon a sale or other disposition of AMEC securities equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the AMEC securities. Any gain or loss generally will be treated as arising from US sources and will be long-term capital gain or loss if the US Holder's holding period in the AMEC securities exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under "—Dividends—General", and exceeds 10 per cent. of the US Holder's basis in its AMEC securities. The deductibility of capital losses is subject to limitations.

A US Holder that receives currency other than US dollars on the sale or other disposition of AMEC equity securities will realise an amount equal to the US dollar value of such currency at the spot rate on the date of sale or other disposition (or. in the case of a cash basis or an electing accrual basis taxpayer, the settlement date). A US Holder will recognise currency gain or loss if the US dollar value of the currency received at the spot rate on the settlement date differs from the amount realised. A US Holder will have a tax basis in the foreign currency received equal to its value at the spot rate on the settlement date. Any currency gain or loss realised on the settlement date or on a subsequent conversion of the foreign currency into US dollars generally will be US source ordinary income or loss.

Passive Foreign Investment Company Considerations

AMEC does not believe that it should be treated as a PFIC for US federal income tax purposes, and Foster Wheeler has informed AMEC that Foster Wheeler does not believe it should be or should have been treated as a PFIC, but the determination of whether AMEC or Foster Wheeler was, or will be, a PFIC for any tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations, Each company's possible status as a PFIC must be determined annually and therefore may be subject to change. If AMEC were to be treated as a PFIC, US Holders of shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by AMEC would not be eligible for the special reduced rate of tax described above under "—Dividends—General". If Foster Wheeler were to be treated as a PFIC and AMEC were not to be treated as a PFIC, regardless of whether the Acquisition qualifies as a Reorganisation, then under certain proposed regulations that would have retroactive effect if finalised in their current form, a US Holder would recognise gain on the exchange of Foster Wheeler shares for AMEC securities equal to the excess (if any) of the fair market value of the Foster Wheeler shares over the US Holder's adjusted basis in the Foster Wheeler shares, such gain (if any) would be taxed at ordinary income (rather than capital gains) rates, and such gain would be subject to a special addition to tax. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

Information Reporting and Backup Withholding

Payments of dividends and other proceeds with respect to AMEC securities or Foster Wheeler shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign Financial Asset Reporting

US taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The AMEC securities are expected to constitute foreign financial assets subject to these requirements unless the AMEC securities are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). US Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

UK Tax Considerations

The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and the practice of HM Revenue & Customs, or HMRC, (which may not be binding on HMRC), both of which may change (possibly with retrospective effect). They summarise certain limited aspects of the UK tax treatment of acceptance of the Offer and they relate only to the position of Foster Wheeler shareholders who are the beneficial owners of their Foster Wheeler shares, who hold their Foster Wheeler shares as an investment (other than under an individual savings account) and (except insofar as express reference is made to the treatment of non-UK residents) who are resident, and if an individual domiciled, in the United Kingdom for taxation purposes. They do not apply to shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment, or shareholders who are or will be officers or employees of Foster Wheeler or AMEC or a company forming part of the Foster Wheeler group or the AMEC group. Shareholders holding their AMEC shares via a depositary receipt system or clearance service should note that they may not always be the absolute beneficial owners thereof. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser immediately.

Tax Consequences of Acceptance of Offer

A Foster Wheeler shareholder's liability to UK tax on capital gains will depend on such shareholder's individual circumstances.

A Foster Wheeler shareholder who accepts the Offer will be treated as disposing of Foster Wheeler shares for a consideration equal to the value of the consideration received (whether in the form of cash or new AMEC shares) which may, depending on the shareholder's individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on capital gains.

Special rules apply to a disposal by an individual at a time when he is temporarily not resident in the United Kingdom. An individual shareholder who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five tax years and who disposes or is treated as disposing of all or part of his Foster Wheeler shares during that period may be liable to capital gains tax on his return to the United Kingdom, subject to any available exemptions or reliefs.

Tax Treatment of Holdings of New AMEC Shares

Dividends on New AMEC Shares

AMEC will not be required to withhold amounts on account of UK tax at source when paying a dividend.

A UK resident individual shareholder who receives a dividend from AMEC will be entitled to a tax credit which may be set off against the shareholder's total income tax liability. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit, or the gross dividend, which is also equal to one-ninth of the cash dividend received. Such an individual shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. In the case of such an individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the shareholder's tax liability on the gross dividend and such shareholder will have to account for additional income tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of the shareholder's income falls above the threshold for higher rate income tax. In the case of such an individual shareholder who is subject to income tax at the additional rate, the tax credit will also be set against but not fully match the shareholder's liability on the gross dividend and such shareholder will have to account for additional income tax equal to 27.5 per cent. of the gross dividend (which is also equal to approximately 30.6 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of the shareholder's income falls above the threshold for additional rate income tax.

A UK resident individual shareholder who is not liable to income tax in respect of the gross dividend and other UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by AMEC.

Shareholders who are within the charge to corporation tax will be subject to corporation tax on dividends paid by AMEC, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each shareholder's position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by AMEC would fall within an exempt class. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by AMEC. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident for tax purposes in the United Kingdom should obtain their own tax advice concerning tax liabilities on dividends received from AMEC.

Future Disposal of New AMEC Shares

A subsequent disposal of new AMEC shares may, depending on a shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK tax on capital gains.

Special rules apply to a disposal by an individual at a time when he is temporarily not resident in the United Kingdom. An individual shareholder who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five tax years and who disposes or is treated as disposing of all or part of his new AMEC shares during that period may be liable to capital gains tax on his return to the United Kingdom, subject to any available exemptions or reliefs.

Inheritance Tax

The new AMEC shares will be assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift or settlement of such assets by, or on the death of, an individual holder of such assets may (subject to certain exceptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

A charge to inheritance tax may arise in certain circumstances where new AMEC shares are held by close companies and by trustees of settlements. Shareholders who are either close companies or trustees of settlements should consult an appropriate tax adviser as to any inheritance tax implications.

UK Stamp Duty and Stamp Duty Reserve Tax, or SDRT

The statements in this section are intended as a general guide to the current UK stamp duty and SDRT position. Investors should note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

General

Acceptance of the Offer

No stamp duty or SDRT will arise on the issue of new AMEC shares in registered form by AMEC, including in relation to depositary receipt systems and clearance services (following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs, and HMRC's subsequent confirmation that 1.5 per cent. SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system).

Subsequent Transfers

An agreement to transfer shares in AMEC (including new AMEC shares) will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

Transfers of shares in AMEC will generally be subject to stamp duty at the rate of 0.5 per cent. of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, provided that a claim for repayment is made, and any SDRT charge yet to be paid is cancelled.

No stamp duty or SDRT is generally payable on agreements to transfer within a depositary receipt system or a clearance system, unless a clearance system has made and maintained an election under section 97A(1) of the Finance Act 1986 as referenced below.

CREST

Paperless transfers of shares in AMEC within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system. Any SDRT charge is normally borne by the purchaser. Deposits of shares into CREST will not generally be subject to SDRT or stamp duty, unless the transfer into CREST is itself for consideration.

Depositary Receipt Systems and Clearance Services

Where shares in AMEC (including new AMEC shares) are subsequently transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration given or, in certain circumstances, the value of the shares.

There is an exception from the 1.5 per cent. charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable for the transfer will arise on any transfer of shares in AMEC into such an account and on subsequent agreements to transfer such shares within such account.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

Material Swiss Tax Considerations

General

The following is a summary of the material Swiss tax consequences to Foster Wheeler shareholders of the Offer, the Squeeze-Out Merger and ownership and sale of AMEC securities. The following summary does not purport to address all of the tax consequences and does not take into account the specific circumstances of any particular Foster Wheeler shareholder. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Foster Wheeler shareholders and beneficial owners of Foster Wheeler shares are expressly advised to consult their own tax advisers with respect to the Swiss and foreign tax consequences of their participation in the transactions and their ownership and disposition of AMEC securities.

Material Swiss Tax Consequences of the Offer and the Squeeze-Out Merger

Tax Consequences for Foster Wheeler Shareholders who Tender their Foster Wheeler Shares into the Offer

No Swiss withholding tax will be levied on the sale of Foster Wheeler shares pursuant to the Offer.

The following Swiss individual and corporate income tax consequences will likely result for Foster Wheeler shareholders who are resident in Switzerland for tax purposes and tender their Foster Wheeler shares into the Offer:

(i)
Pursuant to general principles of Swiss income taxation, shareholders holding their Foster Wheeler shares as private assets (Privatvermögen) and who tender their Foster Wheeler shares into the Offer realise either a tax-free private capital gain or a non-tax-deductible capital loss, unless the shareholder classifies as a professional securities dealer (gewerbsmässiger Wertschriftenhändler). Furthermore, the regulations regarding an indirect partial liquidation (indirekte Teilliquidation) should be considered.

(ii)
Foster Wheeler shareholders holding their Foster Wheeler shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) who tender their Foster Wheeler shares into the Offer realise either a taxable capital gain or a tax-deductible capital loss in the difference between the consideration and the relevant income tax value of the Foster Wheeler shares pursuant to general principles of Swiss individual and corporate income taxation.

Foster Wheeler shareholders who are not tax residents of Switzerland are not subject to Swiss individual and corporate income taxes, except if their Foster Wheeler shares are attributed to a permanent establishment (Betriebsstätte) or a fixed place of business in Switzerland.

The tendering of Foster Wheeler shares into the Offer by a Foster Wheeler shareholder may be subject to Swiss transfer stamp duty at an aggregate tax rate of up to 0.15 per cent. of the consideration, if a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary or a party to the transactions, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act.

Tax Consequences for Foster Wheeler Shareholders who Do Not Tender their Foster Wheeler Shares into the Offer

If AMEC holds at least 90 per cent. of the issued Foster Wheeler voting rights after the completion of the Offer, it is intended to merge Foster Wheeler with Swiss MergeCo, whereby the remaining minority shareholders would be compensated (in cash and/or otherwise).

Unlike consideration paid to tendering Foster Wheeler shareholders in the Offer, consideration paid to remaining Foster Wheeler shareholders in the Squeeze-Out Merger may, depending on the structuring of the Squeeze-Out Merger, be subject to Swiss withholding tax of 35 per cent. on the difference between the amount of (i) the consideration and (ii) the sum of the nominal value of the Foster Wheeler shares concerned and of the proportionate part of Foster Wheeler's reserves from capital contributions (Reserven aus Kapitaleinlagen) attributable to the respective Foster Wheeler shares. Upon request, the withholding tax, if any, will generally be refunded to shareholders of Foster Wheeler who have their tax residence in Switzerland, provided that those shareholders duly declare the consideration in the tax return or, in the event of legal entities, in the profit and loss statement. Foster Wheeler shareholders who are not tax residents of Switzerland may be entitled to a partial refund of the Swiss withholding tax if the country of residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met.

Furthermore, the following individual and corporate income tax consequences may result for Foster Wheeler shareholders who are resident in Switzerland for tax purposes depending on the structure of the Squeeze-Out Merger:

(i)
Foster Wheeler shareholders holding their Foster Wheeler shares as private assets (Privatvermögen) realise a taxable income on the difference between the amount of (a) the consideration and (b) the sum of the nominal value of the Foster Wheeler shares concerned and the proportionate part of Foster Wheeler's reserves from capital contributions (Reserven aus Kapitaleinlagen) attributable to the respective Foster Wheeler shares.

(ii)
Foster Wheeler shareholders holding their Foster Wheeler shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) have the same tax consequences as if they tendered their Foster Wheeler shares into the Offer (see above).

Foster Wheeler shareholders who are not tax residents of Switzerland are not subject to Swiss individual and corporate income taxes, except if their Foster Wheeler shares are attributed to a permanent establishment (Betriebsstätte) or a fixed place of business in Switzerland.

Depending on the structure of the Squeeze-Out Merger, any consideration for Foster Wheeler shares may be subject to Swiss transfer stamp duty at an aggregate tax rate of up to 0.15 per cent., if a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary or a party to the transactions, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act.

Ownership and Disposition of AMEC Securities

Swiss Federal, Cantonal and Communal Income Tax and Swiss Cantonal and Communal Wealth and Capital Tax

AMEC Securities Held by Non-resident Shareholders

AMEC shareholders who are not tax residents of Switzerland, and who, during the relevant taxation period, do not hold the AMEC securities through a permanent establishment or fixed place of business in Switzerland, will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on AMEC securities, or capital gains realised on the sale or other disposition of AMEC securities and not be subject to Swiss cantonal and communal wealth tax or capital tax.

AMEC Securities Held by Swiss Resident Holders as Private Assets

Swiss individual shareholders who are resident in Switzerland for tax purposes and who hold their AMEC securities as private assets (Privatvermögen) are required to include dividends and similar cash or in-kind distributions on AMEC securities, but not distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves from capital contributions (Reserven aus Kapitaleinlagen), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period.

Capital gains resulting from the sale or other disposition of AMEC securities are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible, unless the AMEC shareholder classifies as a professional securities dealer (gewerbsmässiger Wertschriftenhändler).

These shareholders are required to report their AMEC securities as part of their private wealth and will be subject to Swiss cantonal and communal wealth tax on any net taxable wealth (including Shares).

AMEC Securities Held by Domestic Commercial Shareholders as Business Assets

Swiss resident corporate and individual shareholders holding their AMEC securities as part of a trade or business carried on in Switzerland, and shareholders residing abroad holding the AMEC securities through a permanent establishment or fixed place of business in Switzerland, are required to recognise any dividends and similar cash or in-kind distributions, including distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves from capital contributions (Reserven aus Kapitaleinlagen) received on AMEC securities and capital gains or losses realised on the sale or other disposition of AMEC securities in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as professional securities dealers (gewerbsmässiger Wertschriftenhändler) for reasons of, inter alia, frequent dealings or leveraged transactions in securities. AMEC shareholders who are corporate entities may be eligible for dividend relief (Beteiligungsabzug) in respect of distributions (including distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves from capital contributions (Reserven aus Kapitaleinlagen) if the AMEC securities held by them as part of a Swiss business have an aggregate market value of at least CHF1 million.

AMEC shareholders who are individuals are required to report their AMEC securities as part of their Swiss business assets and will be subject to Swiss cantonal and communal wealth tax on any net taxable wealth (including AMEC securities), to the extent the aggregate taxable wealth is allocable to Switzerland. AMEC shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Swiss Federal Stamp Duty

Any dealings in the AMEC securities, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary, or is a party, to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss transfer stamp duty at an aggregate tax rate of up to 0.3 per cent. of the consideration paid for the AMEC securities.

Swiss Cantonal and Communal Gift and Inheritance Tax

The transfer of AMEC securities for no consideration may be subject to cantonal and/or communal gift or inheritance taxes if the donor is, or the deceased was, resident for tax purposes in a canton levying such taxes.

DESCRIPTION OF AMEC SHARES AND ARTICLES OF ASSOCIATION

The following is a summary of both the material terms of the AMEC shares as set forth in AMEC's Articles of Association and the material provisions of English law and AMEC's Articles of Association.

Share Capital

As at 31 December 2013, the issued and fully paid share capital of AMEC was £151,911,427 divided into 303,822,854 AMEC shares of 50 pence each (all of which were issued fully paid or created as fully paid). Of this number, 6,186,965 were registered as treasury shares, leaving a balance of 297,635,889 shares with voting rights. AMEC does not have authorised share capital.

As at 28 July 2014, the issued and fully paid share capital of AMEC was £151,911,427 divided into 303,822,854 AMEC shares of 50 pence each (all of which were issued fully paid or created as fully paid). Of this number, 5,491,833 are registered as treasury shares, leaving a balance of 298,331,021 shares with voting rights. AMEC has neither authorised nor issued any conditional share capital. AMEC has not issued convertible or exchangeable bonds, warrants or other securities granting rights to AMEC shares, other than securities granted to AMEC's Board, senior management and employees as a component of compensation. As at 30 June 2014, there were 5,561,629 options outstanding at a weighted average exercise price of 794 pence and, as at 28 July 2014, 2,653,056 shares reserved for share awards (and held in the AMEC Employee Share Trust) under AMEC's share plans.

There are no preferential voting shares; all shares have equal voting rights and no right to a fixed income. AMEC shares carry the right to receive dividends and distributions that have been declared by AMEC. The holders of AMEC ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of AMEC. If AMEC is liquidated (whether the liquidation is voluntary or court-supervised), the liquidator is obliged to realise the assets of AMEC to its creditors, and if there is a surplus, to AMEC's shareholders according to their entitlements. Except in relation to dividends that have been declared and rights on a liquidation of AMEC, AMEC shareholders have no rights to share in the profits of AMEC. AMEC intends to ask its shareholders to authorise an increase of its share capital by up to 90,917,043 fully paid shares of 50 pence each to be delivered as part of the consideration for the Offer. Assuming full acceptance of the Offer, AMEC's issued and fully paid share capital will be £197,369,948.50 divided into 394,739,897 AMEC shares of 50 pence each.

History of AMEC's Share Capital

2011 Share Buyback Programme

During the year ended 31 December 2011, 1,000,000 shares (representing 0.30 per cent. of the total called-up share capital of the company) were purchased at a total cost of £11,536,345, none of which were cancelled, and 1,922,253 shares were utilised in satisfying awards made under the UK and international Save As You Earn, or SAYE, share option schemes. As at 31 December 2011, 5,735,806 shares remained in treasury, all of which were allocated to the group's SAYE scheme awards to date.

2012 Share Buyback Programme

Due to the strength of AMEC's balance sheet, on 21 February 2012 AMEC's Board commenced an on-market share buyback programme of £400 million. The buyback programme was completed on 8 February 2013. During the year ended 31 December 2012, 33,218,301 shares of 50 pence each (representing 10.79 per cent. of the total called up share capital of the company) were purchased at a total cost of £357,500,993, including commission and stamp duty. The average purchase price, excluding commission and stamp duty, was 1,069.44 pence, the highest price being 1,188.00 pence and the lowest 923.00 pence. During the year, 29,968,301 of the shares that had been purchased by the company (representing 9.73 per cent. of the total called up share capital of the company) were cancelled. The maximum number of shares held in treasury by AMEC at any time during the year was 7,346,420 shares. As at 31 December 2012, 7,291,522 shares (representing 2.37 per cent. of the total called up share capital of the company) remained in treasury, all of which were allocated to the group's SAYE scheme awards to date. During the year 1,694,284 shares (representing 0.55 per cent. of the total called up share capital of the company) were utilised in satisfying awards made under the UK and International SAYE share option schemes.

2013 Share Buyback Programme

During the year ended 31 December 2013, 4,174,716 shares of 50 pence each (representing 1.37 per cent. of the total called up share capital of the company) were purchased at a total cost of £45,260,627, including commission and stamp duty, all of which were cancelled. The average purchase price, excluding commission and stamp duty, was 1078.82 pence, the highest price being 1106.72 pence and the lowest 1032.02 pence. The maximum number of shares held in treasury by the company at any time during the year was 7,291,522 shares. As at 31 December 2013, 6,186,965 shares (representing 2.04 per cent. of the total called up share capital of AMEC) remained in treasury, all of which have been allocated to the group's SAYE share option scheme awards to date. During the year, 1,104,557 shares (representing 0.36 per cent. of the total called up share capital of AMEC) were utilised in satisfying awards made under the UK and International SAYE share option schemes. Since the completion of the £400 million share buyback programme, AMEC has not made any further purchases of its shares in the market.

Changes in Share Capital

Year of reduction	As at 1 January	Shares cancelled	As at 31 December	Amount of capital reduced
				(£ millions)
2011	337,965,871	—	337,965,871	—
2012	337,965,871	29,968,301	307,997,570	15
2013	307,997,570	4,174,716	303,882,854	2

Articles of Association

AMEC's Articles of Association contain, among others, provisions to the following effect:

Objects and Purpose

AMEC's objects are not restricted by its Articles of Association. Accordingly, pursuant to English law, AMEC's objects are unrestricted.

Respective Rights of Different Classes of Shares

Subject to English law requirements, any resolutions passed by AMEC and any rights attached to any existing AMEC shares. AMEC may issue shares with such rights or restrictions as determined by either AMEC by ordinary resolution or, if there is no such resolution, the AMEC directors. AMEC may also issue shares which are, or are liable to be, redeemed at the option of AMEC or the holder and the AMEC directors may determine the terms, conditions and manner of redemption of any such shares.

Voting Rights

At a general meeting, subject to AMEC's Articles of Association and any special rights or restrictions attached to any class of shares:

(i)
every member present in person and every duly appointed proxy present has, on a show of hands, one vote; and

(ii)
on a poll, every member present in person and every duly appointed proxy has one vote for every share held by him.

If any sum remains unpaid in relation to any AMEC shareholder's holding, that shareholder is not entitled to vote in relation to that holding unless the AMEC directors determine otherwise.

Neither English law nor AMEC's Articles of Association impose any limitation on the rights of non-UK residents or foreign shareholders to own AMEC shares, including the rights to hold or exercise voting rights on the AMEC shares.

Variation of Rights

Whenever the share capital of AMEC is divided into different classes of shares, the special rights attached to any class can only be changed either:

(i)
with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding shares held as treasury shares); or

(ii)
with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The special rights attached to any class of shares are not, unless otherwise expressly provided by the terms of issue, deemed to be varied by the creation or issue of further shares ranking equally with them.

Transfers of Shares

AMEC shares may be held in either certificated or uncertificated form.

The title to certificated shares is evidenced by entry into AMEC's register of members. Transfers of certificated shares must be effected in writing, signed by or on behalf of the transferor and, in case of partly paid shares, by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register of members in respect of those shares.

The AMEC directors may decline to register any transfer of a certificated share, unless (i) the instrument of transfer is in respect of only one class of share; (ii) the instrument of transfer is lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s); and (iii) when lodged in the transfer office, it is accompanied with such other evidence reasonably required by the AMEC directors to show the transferor's right to make the transfer or, if the instrument of transfer is executed by some other person on the transferor's behalf, the authority of that person to do so.

The AMEC directors may refuse to register any transfer of partly paid AMEC shares, but, because the AMEC shares are listed in the United Kingdom, AMEC directors cannot exercise discretion in a way that would prevent open and proper dealings in the shares. The AMEC directors may also refuse to register an allotment or transfer of shares in favour of more than four persons jointly.

Transfers of uncertificated shares may be effected by means of a relevant system.

The registration of the transfer of an uncertificated share may be refused in circumstances set out in the Uncertificated Securities Regulations, 2001.

Forfeiture and Lien

The AMEC directors may call for any amounts that are unpaid in respect of such shares. If a member fails to pay the amount due within the requisite time period, then, following notice by the AMEC directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such share (including all dividends declared and not paid before the forfeiture) may be forfeited by a resolution of the AMEC directors to that effect.

A member whose shares have been forfeited will cease to be a member in respect of the shares, but will remain liable to pay AMEC all monies which at the date of forfeiture were presently payable together with interest. The AMEC directors may in their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal, or waive payment in whole or part.

A share forfeited or surrendered becomes the property of AMEC and gives AMEC the right to sell, re-allot or otherwise dispose of the shares on such terms and in such manner as the AMEC directors think fit.

AMEC has a lien on every AMEC share that is not fully paid. AMEC's lien over a share takes priority over the rights of any third-party and extends to any dividends or other sums payable by AMEC in respect of that share. The AMEC directors may waive any lien which has arisen and may resolve that any share shall for some limited period either wholly or partly be exempt from such a lien.

Dividends

AMEC may, by ordinary resolution, declare final dividends to be paid to its shareholders not exceeding the amount recommended by AMEC's directors. AMEC's directors can also pay any interim dividend or fixed rate dividend if the AMEC directors believe that the profits of AMEC justify such payments. No dividends can be paid except out of AMEC's distributable reserves, as required under the Companies Act.

Unless the share rights provide otherwise, all dividends must be apportioned and paid pro rata according to the amounts paid on the shares during any portion of the period in respect of which the dividend is paid.

No dividend or other monies payable on or in respect of a share shall bear interest as against AMEC.

Any unclaimed dividends may be invested or otherwise applied for the benefit of AMEC until they are claimed. Any dividend unclaimed for 12 years from the date on which it was declared or became due for payment shall be forfeited and shall revert to AMEC.

The AMEC directors may, if authorised by ordinary resolution, offer to ordinary shareholders the right to elect to receive, in lieu of a dividend, an allotment of new ordinary shares credited as fully paid. Various provisions in relation to this are contained in AMEC's Articles of Association.

Alteration of Share Capital

AMEC can, by ordinary resolution, increase, consolidate, or consolidate and then sub-divide its shares. AMEC may also, by special resolution and after following the requirements under the Companies Act, reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Shareholder Meetings

An AGM of shareholders must be held every year within a period of six months of the day following AMEC's accounting reference date (which is 31 December), at such place or places, date and time as may be decided by the AMEC directors.

The AMEC directors may, whenever they think fit, call a general meeting. The AMEC directors are required to call a general meeting once AMEC has received requests from its members to do so in accordance with the Companies Act.

General meetings may be held at such time and place as determined by the AMEC directors. An AGM must be convened by giving at least 21 days' notice, while any other general meeting shall be called by notice of at least 21 days or, if the members have passed a special resolution under the Companies Act, at least 14 days. At AMEC's last AGM on 3 April 2014, a special resolution was passed authorising a general meeting (other than an AGM) to be called by giving at least 14 days' notice. This approval is effective until AMEC's next AGM, where it is intended that a similar resolution will be proposed.

Meetings may be called on shorter notice, in the case of an AGM, so long as 100 per cent. of the members entitled to attend and vote at that meeting so agree, or, in the case of any other general meeting, if 95 per cent. of the members entitled to attend and vote at that meeting so agree.

Notices of general meetings shall include all information required to be included by the Companies Act as well as specifying the general nature of any business that is not "routine business" (as defined in AMEC's Articles of Association).

For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, AMEC must specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy shall be a quorum.

Conditions of Admission

The AMEC directors may require attendees to submit to searches or put in place such arrangements or restrictions as they think fit to ensure the safety and security of attendees at a general meeting. Any member, proxy or other person who fails to comply with such arrangements or restrictions may be refused entry to, or removed from, the general meeting.

Share Qualification for AMEC Directors

An AMEC director is not required to hold any AMEC shares by way of qualification. However, an AMEC director who is not a member of AMEC is entitled to attend and speak at general meetings.

AMEC Directors' Fees, Expenses, Pensions and Other Benefits

AMEC directors' fees are determined by the AMEC directors from time to time except that the base fees of non-executive directors may not exceed £600,000 per annum in aggregate or such higher amount as determined by ordinary resolution of the AMEC shareholders. The remuneration of executive directors is set by the remuneration committee and the remuneration of non-executive directors is set by AMEC's Chairman and chief executive under delegated authority from the AMEC directors.

Any director who holds any executive office (including the office of chairman or deputy chairman), or who serves on any committee of the AMEC directors, or who performs services which in the opinion of the AMEC directors are outside the scope of the ordinary duties of an AMEC director, may be paid extra remuneration, including salary, commission or otherwise or may receive such other benefits as the AMEC directors may determine.

The AMEC directors may also reimburse any AMEC director for reasonable expenses incurred in attending and returning from meetings of AMEC directors, any committee of the AMEC directors or general meetings or otherwise in connection with the business of AMEC.

The AMEC directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any AMEC director or ex-AMEC director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Executive AMEC Directors

The AMEC directors may appoint one or more directors to be the holder of any executive office on such terms and for such period as they may (subject to legislation) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

The appointment of any AMEC director to the office of chairman, senior independent director or chief executive will automatically terminate if the person ceases to be an AMEC director. However, the appointment of an AMEC director to any other executive position will not automatically terminate, unless the contract or resolution under which such person is appointed expressly states otherwise. The termination of any executive position is without prejudice to any right of such person to receive damages under his or her service contract with AMEC.

The AMEC directors may delegate any powers exercisable by them to any executive AMEC director upon such terms and conditions, and with such restrictions, as they think fit. They may, at their discretion, alter or revoke any of such delegated powers.

AMEC Directors' Retirement

Under AMEC's Articles of Association, all directors retire by rotation and are eligible for re-election every three years.

Notwithstanding this provision in AMEC's Articles of Association, in line with the recommendations of the UK Code, all of the AMEC directors wishing to continue serving, and considered eligible by AMEC's Board, offer themselves for re-election at every AGM.

The retirement shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring AMEC director or a resolution for his or her re-election is put to the meeting and lost. Accordingly, a retiring AMEC director who is re-elected will continue in office without a break.

Removal of an AMEC Director by Resolution of AMEC

AMEC may, by ordinary resolution of which special notice is given, remove any director before the expiration of his or her period of office under the Companies Act, and elect another person in place of the removed director.

Such removal can take place notwithstanding any contrary provision in AMEC's Articles of Association or any contract, but is without prejudice to any claim the AMEC director may have for damages for breach of any such contract.

AMEC Directors' Interests

An AMEC director who is in any way directly or indirectly interested in a transaction or arrangement involving AMEC shall declare, in accordance with the Companies Act, the nature of his or her interest. The AMEC directors have the power to authorise (subject to any limits or conditions) such a transaction or arrangement which could give rise to a breach of the duty of an AMEC director to avoid such a conflict of interest.

Any such authorisation will be effective only if:

•
the matter in question was proposed in writing for consideration at a meeting of the AMEC directors, in accordance with AMEC's Board's normal procedures or in such other manner as the AMEC directors may resolve;

•
any requirement as to the quorum at the meeting at which the matter is considered is met without counting the AMEC director(s) who are conflicted; and

•
the matter was agreed to without such interested AMEC directors voting or would have been agreed to if their votes had not been counted.

The AMEC directors may also terminate any such authorisation at any time.

An AMEC director shall not, save as otherwise agreed by him, be accountable to AMEC for any benefit which he (or a person connected with him) derives from any matter authorised by the AMEC directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

No authorisation shall be required in the case of a matter that falls within a "permitted interest" (as defined in AMEC's Articles of Association). An AMEC director must declare the nature and extent of his or her interest, even if authorisation is not required, unless it is:

•
an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest; or

•
an interest, or a transaction or arrangement giving rise to an interest, of which the AMEC director is not aware; or

•
a matter previously authorised under AMEC's Articles of Association.

AMEC's directors also have to comply with restrictions on related party transactions discussed in "Comparison of Shareholders' Rights—Disclosure of Interests".

Duty of Confidentiality of AMEC Directors

If an AMEC director receives information while not acting in his or her position as an AMEC director, in respect of which he owes a duty of confidentiality to a person other than AMEC, he shall not be required to disclose such information to AMEC or use such confidential information for the performance of his or her duties as an AMEC director. However, where such duty of confidentiality arises out of a situation in which the AMEC director has an actual or potential conflict of interest, it must have been permitted or authorised as described in "—AMEC Directors' Interests" above.

In addition, an AMEC director would be excused or released from the duty to disclose information under AMEC's Articles of Association if required by law.

Powers of the AMEC Directors

Subject to applicable law, AMEC's Articles of Association and any resolutions of AMEC's shareholders, the business of AMEC is managed by AMEC's directors who can exercise all the powers of AMEC.

The AMEC directors may delegate any of their powers or discretions to committees appointed by them and set the terms of reference for such committees.

The committees are allowed to have non-directors with voting rights but only if:

•
the number of non-director members is less than half of the total number of members of the committee; and

•
no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are AMEC directors.

AMEC's Board has established four committees: audit, nominations, remuneration and ethics.

All acts by any meeting of AMEC directors or of any committee would be valid as regards third parties dealing in good faith with AMEC, even if there is some defect in any appointment or in the voting process of the AMEC directors or of any committee.

The AMEC directors have the power to establish any local boards or appoint managers or agents to manage any of the affairs of AMEC, both within and outside the United Kingdom.

AMEC Directors' Borrowing Powers

The AMEC directors may exercise all the powers of AMEC to borrow money, mortgage or charge any part of its business, and, subject to the Companies Act and AMEC's Articles of Association, issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of AMEC or of any third-party. The AMEC directors shall, however, restrict the borrowings of AMEC and exercise all voting and other rights in relation to its subsidiary undertakings so as to secure that amounts borrowed from and owed to persons outside the AMEC "group" (as defined in AMEC's Articles of Association) shall not, without the previous sanction of an ordinary resolution of AMEC, exceed an amount equal to two times the "adjusted capital and reserves" (as defined in AMEC's Articles of Association).

Communications with Members

Any notice, document or information (including a share certificate) which is sent or supplied by AMEC in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed, shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

Any notice, document or information which is sent or supplied by AMEC by electronic means shall be deemed to have been received by the intended recipient at 9:00 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

Any notice, document or information which is sent or supplied by AMEC by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

A shareholder who has no registered address within the United Kingdom and has not supplied to AMEC an address within the United Kingdom for the service of notices will not be entitled to receive notices from AMEC.

Disclosure of Shareholding Ownership

The DTRs require a member to notify AMEC if the voting rights held by such member (including by way of certain financial instruments) reach, exceed or fall below three per cent. and each 1 per cent. threshold thereafter up to 100 per cent.

Pursuant to the Companies Act and AMEC's Articles of Association, AMEC may send a notice to any person who appears to be interested in AMEC shares requiring such person to confirm whether he has an interest and, if so, the details of the interest. If such person fails to comply with the notice, the holder of those shares shall not be entitled to attend or vote in respect of any of his or her shares at any shareholders' meeting, unless the AMEC directors otherwise determine.

The AMEC directors may, in their absolute discretion, where those shares represent 0.25 per cent. or more of the issued shares of a relevant class, by notice to the holder direct that, subject to certain exceptions, transfers of the shares will not be registered and any dividend or payment shall be retained by AMEC without any liability for interest pending receipt of the information (i.e., whether the person has an interest and, if so, the details of the interest) requested by AMEC. AMEC shall send the notice of direction to any other person appearing to be interested in the shares to which it relates, but any failure or omission by AMEC to do so shall not invalidate such notice.

Mandatory Bids

There are no provisions in AMEC's Articles of Association that would have an effect of delaying, deferring or preventing a change in control of AMEC. However, under the City Code on Takeover and Mergers which applies to AMEC, if an acquisition of AMEC shares increases the aggregate holding of an acquirer and its concert parties (as defined in the City Code) to shares carrying 30 per cent. or more of the voting rights in AMEC, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the AMEC shares at a price not less than the highest price paid for the AMEC shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50 per cent. of the voting rights in AMEC if the effect of such acquisition were to increase that person's percentage of the voting rights.

DESCRIPTION OF AMEC AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of one AMEC share deposited with the office in Scotland of State Street Bank & Trust Company, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's principal office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, United States.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

AMEC will not treat ADS holders as its shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. English law governs shareholder rights. The depositary will be the holder of the AMEC shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among AMEC, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Additional Information for Security Holders—Where You Can Find More Information".

Holding AMEC ADSs

How will you hold your ADSs?

You may hold AMEC ADSs either:

(i)
directly (a) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS; or

(ii)
indirectly through your broker or other financial institution.

If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the AMEC shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on AMEC shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of AMEC shares your ADSs represent as of the record date (which will be as close as practicable to the record date for AMEC shares) set by the depositary with respect to the ADSs.

Cash

The depositary will convert any cash dividend or other cash distribution AMEC pays on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into US dollars if it can do so on a practicable basis, and can transfer the US dollars to the United States. If that is not practical or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary either to distribute the foreign currency to the ADS holders, or to hold the foreign currency for the account of the ADS holders, in which case it will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid will be deducted. See "Material Tax Consequences—Material US Federal Income Tax Considerations". It will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

AMEC Shares

The depositary may distribute additional ADSs representing any AMEC shares AMEC distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell AMEC shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will, to the extent permissible by law, also represent the new AMEC shares. The depositary may also sell all or a portion of the AMEC shares that it has not distributed, and distribute the net proceeds in the same way as it does with cash. Additionally, the depositary may sell a portion of the distributed AMEC shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

Elective Distributions in Cash or Shares

If AMEC offers holders of its AMEC shares the option to receive dividends in either cash or shares, the depositary, after consultation with AMEC and having received timely notice as described in the deposit agreement of such elective distribution by AMEC, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. AMEC must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the AMEC shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing AMEC shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of AMEC shares.

Rights to Purchase Additional Shares

If AMEC offers holders of its AMEC shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with AMEC and having received timely notice as described in the deposit agreement of such distribution by AMEC, make these rights available to you. AMEC must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and reasonably practicable to make the rights available, or if rights have been made available but have not been exercised and appear to be about to lapse, the depositary may, if it determines it is lawful and reasonably practicable to do so, endeavour to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

The depositary may sell a portion of the distributed rights sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of AMEC shares, or be able to exercise such rights.

US securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

Subject to receipt of timely notice, as described in the deposit agreement, from AMEC with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and in accordance with the terms of the deposit agreement, the depositary will send to you anything else AMEC distributes on deposited securities by any means it thinks is practicable. If the depositary cannot make a distribution in this way, it may endeavour to sell what AMEC distributed and distribute the net proceeds in the same way as it does with cash. If the depositary is unable to sell what AMEC distributed, it may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses and any taxes and governmental charges in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AMEC has no obligation to register ADSs, shares, rights or other securities under the Securities Act. AMEC also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions AMEC makes on its shares or any value for them if it is illegal or impractical for AMEC to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit AMEC shares or evidence of rights to receive AMEC shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do holders of AMEC ADSs cancel AMEC ADSs and obtain deposited securities?

You may turn in your ADSs at the depositary's principal office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal office, to the extent permitted by law.

How do AMEC ADS holders interchange between certificated ADRs and uncertificated ADRs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the AMEC shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the AMEC shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the AMEC shares.

If AMEC asks for your instructions and upon timely notice from AMEC as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you by regular, ordinary mail delivery, or by electronic transmission. The materials will (i) describe the matters to be voted on and (ii) explain how you may instruct the depositary to vote the AMEC shares or other deposited securities underlying your ADSs as you direct. For your voting instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of the deposit agreement, the deposited securities and our memorandum and articles of association, to vote or to have its agents vote the AMEC shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

AMEC cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the AMEC shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which any vote is cast. This means that you may not be able to exercise your right to vote and you may have no recourse if the AMEC shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 days in advance of the meeting date.

Fees, Charges and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

To any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to share dividends or other free distributions of shares, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to $0.05 per ADS issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
Distribution of cash dividends	Up to $0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to $0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to $0.05 per ADS held
Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•
Fees for the transfer and registration of AMEC shares charged by the registrar and transfer agent for the AMEC shares in England (i.e., upon deposit and withdrawal of AMEC shares).

•
Expenses incurred for converting foreign currency into US dollars.

•
Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

•
Taxes and duties upon the transfer of securities, including any applicable stamp duties, any share transfer charges or withholding taxes (i.e., when AMEC shares are deposited or withdrawn from deposit).

•
Fees and expenses incurred in connection with the delivery of ordinary shares on deposit or the servicing of AMEC shares, deposited securities and/or ADSs.

•
Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to AMEC shares, deposited securities, ADSs and ADRs.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The AMEC depositary has agreed to reimburse AMEC for a portion of certain expenses AMEC incurs that are related to establishment and maintenance of the ADR programme, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse AMEC, but the amount of reimbursement available to AMEC is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse AMEC certain fees payable to the depositary by holders of ADSs. Neither the depositary nor AMEC can determine the exact amount to be made available to AMEC because (i) the number of ADSs that will be issued and outstanding; (ii) the level of service fees to be charged to holders of ADSs; and (iii) AMEC's reimbursable expenses related to the programme are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify AMEC, the depositary, the custodian and each of AMEC's and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate or withholding or other tax benefit obtained for you.

Reclassifications, Recapitalisations and Mergers

If AMEC:	Then:
Changes the par value of its AMEC shares
Reclassifies, splits up, subdivides or consolidates
any of the deposited securities
Distributes securities on the AMEC shares that are not distributed to you
or
Recapitalises, reorganises, merges, liquidates, sells
its assets, or takes any similar action	The cash, shares or other securities received by the depositary will become deposited securities to the extent permitted by law, and each ADS will automatically represent its equal share of the new
deposited securities.
The depositary may deliver new ADSs or ask you
to surrender your outstanding ADRs in exchange
for new ADRs identifying the new deposited
securities.
If any securities received by the depositary may
not be lawfully distributed to some or all holders
of ADSs, the depositary may sell such securities
and distribute the net proceeds in the same way as it does with cash.

Amendment and Termination

How may the deposit agreement be amended?

AMEC may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, AMEC and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if AMEC asks it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told AMEC that it would like to resign, or if AMEC has removed the depositary, and in either case AMEC has not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver AMEC shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, AMEC's only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that AMEC has agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or AMEC, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of AMEC's shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on AMEC's obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits AMEC's obligations and the obligations of the depositary. It also limits AMEC's liability and the liability of the depositary. AMEC and the depositary:

•
are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or wilful misconduct;

•
are not liable if either of them is prevented or delayed by law or circumstances beyond their control from performing its obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of AMEC's Articles of Association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond their control as set forth in the deposit agreement;

•
are not liable if either AMEC or the depositary exercises, or fails to exercise, discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party if in AMEC's or the depositary's opinion such proceeding may involve AMEC or the depositary in expense or liability, unless satisfactory indemnity against all expenses and liabilities is furnished as often as may be required;

•
may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party;

•
disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting AMEC shares for deposit, holders and beneficial owners (or authorised representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the deposit agreement or otherwise.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from AMEC, the content of any information submitted to it by AMEC for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third-party, or for any tax consequences that may result from ownership of ADSs, AMEC shares or deposited securities. The depositary and its agents shall not be liable for any acts or omissions made by a successor depositary, provided that in connection with any issue out of which a potential liability arises the depositary performed its obligations without gross negligence or wilful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to AMEC's shares, the ADSs or the deposit agreement.

In the deposit agreement, AMEC and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of AMEC shares, the depositary may require:

•
payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any AMEC shares or other deposited securities and payment of the applicable fees, charges and expenses of the depositary;

•
satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•
compliance with applicable laws and governmental regulations, and such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable law, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or AMEC's transfer books are closed or at any time if the depositary or AMEC thinks it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying AMEC shares at any time except:

•
when temporary delays arise because: (i) the depositary has closed its transfer books or AMEC has closed its transfer books; (ii) the transfer of AMEC shares is blocked to permit voting at a shareholders' meeting; or (iii) AMEC is paying a dividend on its AMEC shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of AMEC shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs and cancellation of pre-released ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying AMEC shares. This is called a pre-release of the ADSs. The depositary may also deliver AMEC shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AMEC shares are delivered to the depositary. The depositary may receive ADSs instead of AMEC shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the AMEC shares or AMEC ADSs to be deposited, (b) agrees to indicate the depositary as owner of such AMEC shares or AMEC ADSs in its records and to hold such AMEC shares or AMEC ADSs in trust for the depositary until such AMEC shares or AMEC ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such AMEC shares or AMEC ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (ii) the pre-release is fully collateralised with cash, US government securities or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30 per cent. of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

The deposit agreement provides that, to the extent available by the depositary, ADSs shall be evidenced by ADRs issued through DRS/Profile unless certificated ADRs are specifically requested by the ADS holder. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. The Profile Modification System, or Profile, is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorisation from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).

Reimbursements Paid to AMEC by the Depositary

In consideration for its appointment, the depositary will make the following reimbursement, or the Closing Reimbursement to AMEC or on AMEC's behalf provided that AMEC so requests it in writing, following the execution of the deposit agreement, the declaration of effectiveness of the registration statement on Form F-6 in relation to the ADR programme by the SEC, and the provision by AMEC of all know-your customer documentation required in accordance with the depositary's internal policies (the satisfaction of these conditions being the Closing, or the Closing). During the term of the depositary's appointment, the depositary shall also reimburse, upon AMEC's written request where applicable, to AMEC or on AMEC's behalf, or the Ongoing Reimbursement, provided no event of default occurs or is subsisting and no notice of termination of the appointment of the depositary or the ADR programme has been received by AMEC. The Closing Reimbursement together with the Ongoing Reimbursement shall constitute the Reimbursement.

Any Reimbursement will be paid to AMEC or to AMEC's order following the receipt by the depositary of an original executed IRS Form W-8BEN, a list of authorised signatories and the receipt for a "letter of request for reimbursement" in original form in the form provided by the depositary to AMEC.

Closing Reimbursement

The depositary will pay the following Closing Reimbursement to AMEC on AMEC's behalf as AMEC's agent:

•
cancellation fees of the other depositary banks in converting their unsponsored ADRs of AMEC plc to sponsored depositary receipts issued by the depositary ($0.05 for each ADR transferred), or the Unsponsored Cancellation Fees;

•
all issuance fees with respect of any ADRs issued in the Offer by AMEC to acquire the issued share capital of Foster Wheeler AG;

•
the costs of the initial printing of ADR certificates, such costs expected to amount to $10,000; and

•
the costs of advertising and promoting the ADR programme, including circulating a fact sheet to the depositary's network of brokers and sending a press release announcing the establishment of the ADR programme, such costs valued at $10,000.

Ongoing Reimbursement

The depositary will pay the following Ongoing Reimbursement to AMEC on AMEC's behalf as AMEC's agent:

•
the cost of the local custody of the underlying shares;

•
on the first anniversary of the Closing, and on each of the four successive anniversaries thereafter during the term of the Appointment, provided that the depositary has first recovered from the net revenues, if any, collected as a result of charging ADR holders issuance and cancellation fees, net of custody costs, and dividend processing and annual servicing fees during the twelve-month period then ended, or Net Revenues, an amount equal to the aggregate of Unsponsored Cancellation Fees, reimburse to AMEC towards investor relations expenses or other expenses related to the maintenance of the ADR programme an amount equal to:

  •
  if Net Revenues (excluding the one-off recovery of Unsponsored Cancellation Fees) are at least $250,000 and less than or equal to $400,000, 30 per cent. of such Net Revenues;

  •
  if Net Revenues (excluding the one-off recovery of Unsponsored Cancellation Fees) are more than $400,000 and less than or equal to $750,000, 50 per cent. of such Net Revenues; or

  •
  if Net Revenues (excluding the one-off recovery of Unsponsored Cancellation Fees) are more than $750,000, 50 per cent. of such Net Revenues up to $750,000 and 75 per cent. of such Net Revenues in excess of $750,000.

  The depositary is under no obligation to make any reimbursement to AMEC under this clause if such fees are not collected.

•
waive the cost of providing the ADR programme administrative and reporting services, which include the following: (i) preparing and filing of US information returns; (ii) furnishing shareholders with payee certificates; (iii) issuing dividend checks; (iv) issuing dividend replacement checks; (v) mailing shipment of ADRs; (vi) preparing monthly reports of transfers; (vii) providing quarterly shareholder lists (DTC and physical holders); (viii) processing mergers and exchanges; (ix) storing bank and cancelled ADR certificates; (x) providing a dividend reinvestment plan; (xi) preparing and filing the Form F-6; (xii) compiling a list of brokers active in the ADR programme; (xiii) preparing a monthly ADR trading volume report; (xiv) preparing a monthly ADR status report; (xv) preparing a monthly ADR flow-back report; (xvi) preparing an ADR holder correspondence report; (xvii) preparing a monthly pre-release report; (xviii) preparing tailored reports; (xix) managing US abandoned property and escheatment to state and federal government; (xx) liaising with DTC as necessary; (xxi) coordinating and calculating ADR holder voting instructions and (xxii) distributing ADR holder communications prepared by AMEC and delivered to the New York office address nominated by Deutsche Bank, such distributions to include the distribution of AMEC's annual reports, limited to 1,000 ADR holder communications documents distributed per year.

•
waive the access charges to www.adr.db.com, such costs currently $10,000 per year.

COMPARISON OF SHAREHOLDERS' RIGHTS

The rights of AMEC shareholders are governed by English law and AMEC's Articles of Association. The rights of holders of Foster Wheeler shares are governed by Swiss law, including the Swiss Code of Obligations, Foster Wheeler's Articles of Association and NASDAQ listing rules. The following is a comparison and summary of the material differences between the rights of AMEC shareholders and those of Foster Wheeler shareholders arising from differences between English and Swiss law and between AMEC's Articles of Association and Foster Wheeler's Articles of Association.

This is a summary only and therefore does not contain all the information that may be important to you. For more complete information, you should read Foster Wheeler's and AMEC's Articles of Association. AMEC's Articles of Association are included as an exhibit to the registration statement on Form F-4 with respect to the Offer of which this prospectus is a part and which has been filed with the SEC. Foster Wheeler's Articles of Association are filed as an exhibit to Foster Wheeler's quarterly report on Form 10-Q for the quarter ended 31 March 2014, dated 7 May 2014. To learn where you may obtain this prospectus, see "Additional Information for Security Holders—Where You Can Find More Information".

Foster Wheeler Registered Shares	AMEC Ordinary Shares
CORPORATE GOVERNANCE

Governing Documents. Foster Wheeler's Amended and Restated Articles of Association, or Foster Wheeler's Articles of Association, govern the rights of holders of Foster Wheeler shares and, together with the Amended and Restated Organisational Regulations of Foster Wheeler, or the Regulations, govern the practices and processes of Foster Wheeler and Foster Wheeler's Board.
AMEC's Amended and Restated Articles of Association, or AMEC's Articles of Association, as amended from time to time, and English law govern the rights of holders of the AMEC shares.
There are no provisions in AMEC's Articles of Association that restrict non-resident shareholders from holding or exercising voting rights in relation to AMEC shares.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
SHARE CAPITAL

Registered and Issued Shares. As at 26 February 2014, Foster Wheeler's fully paid up share capital registered in the commercial register of the Canton of Zug, Switzerland, was CHF316,928,700 divided into 105,642,900 registered shares with a par value CHF3.00 each. Since 1 January 2014, Foster Wheeler has issued out of its conditional share capital 1,013,447 registered shares with a par value CHF3.00 each, which has not yet been reflected in an amendment to Foster Wheeler's Articles of Association and which has not yet been registered in the commercial register. Hence, as at 30 June 2014, Foster Wheeler's effectively issued and fully paid up share capital is CHF319,969,041 divided into 106,656,347 registered shares with a par value of CHF3.00 each.

Authorised Capital. Under the terms of Foster Wheeler's Articles of Association, Foster Wheeler's Board is authorised to increase the share capital at any time until 1 May 2015, by an amount not exceeding CHF156,662,382 through the issue of a maximum of 52,220,794 registered shares, payable in full, each with a par value of CHF3.00. Increases through firm underwriting or in partial amounts are permitted. The issue price, the period of entitlement to dividends and the type of consideration or the contribution or underwriting in kind shall be determined by Foster Wheeler's Board.

As at 28 July 2014, the issued and fully paid share capital of AMEC was £151,911,427 divided into 303,822,854 AMEC shares of 50 pence each (all of which were issued fully paid or created as fully paid). Of this number, 5,491,833 are registered as treasury shares, leaving a balance of 298,331,021 shares with voting rights.

Upon approval of the issuance of AMEC shares as part of the Offer consideration, AMEC's issued and fully paid share capital will be £197,369,948.50 divided into 394,739,897 AMEC shares of 50 pence each.
Authority was granted to the directors at AMEC's 2014 AGM to allot shares or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £49,181,027 of which up to £7,451,671 could be allotted for cash other than in connection with a pre-emptive offer. This authority extends until the end of the AGM in 2015 or 1 June 2015, whichever is earlier.
AMEC shares may be held in either certificated or uncertificated form. Shares held in certificated form are evidenced by a certificate and title is evidenced by an entry in the register of shareholders maintained by AMEC. Any member may transfer all or any of his or her certificated shares by an instrument of transfer in any usual form or a form approved by the directors.

Foster Wheeler's Board is authorised to withdraw or limit the pre-emptive rights of the shareholders and to allocate them to third parties for certain valid reasons defined in Foster Wheeler's Articles of Association.
Conditional Share Capital. Under the terms of Foster Wheeler's Articles of Association, as at 26 February 2014, the share capital of Foster Wheeler shall be increased by an amount not exceeding CHF174,505,236 through the issue of a maximum of 58,168,412 registered shares, payable in full, each with a par value of CHF3.00:
(a) in connection with the exercise of option rights granted to Directors of Foster Wheeler and employees, contractors, consultants or other persons providing services to Foster Wheeler, its subsidiaries or affiliates;

The directors may decline to register any transfer of a certificated share unless:
(i) the instrument of transfer is lodged at the specified place and accompanied by the certificate for the shares to which it relates;
(ii) the instrument of transfer is in respect of only one class of share; and
(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.
AMEC shares held in uncertificated form are held through CREST. Any member may transfer all or any of his or her uncertificated shares by means of a relevant system in the manner provided for in the Uncertificated Securities Regulations 2001 and the rules of the relevant system.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
(b) through the exercise of conversion, option, exchange, warrant or similar rights granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes or other securities newly or already issued (including rights granted to the holders of outstanding class A warrants issued by Foster Wheeler Ltd., Hamilton, Bermuda) by Foster Wheeler, by one of its subsidiaries or any of their respective predecessors.

Foster Wheeler's Board shall determine the issue conditions for the securities including the conditions for the conversion, option, exchange, warrant or similar rights.
Title to uncertificated shares is evidenced by entry in the operator register maintained by Euroclear UK (which forms part of the register of AMEC's members).
AMEC's directors may decline to register the transfer of an uncertificated share in accordance with the Uncertificated Securities Regulations 2001, and, in the case of jointly held shares, where the share is to be transferred to more than four joint holders.

Shareholders' pre-emptive rights are excluded with respect to new shares issued in accordance with Article 5 of Foster Wheeler's Articles of Association. Holders of the conversion, option, exchange, warrant or similar rights according to (b) and the persons listed in (a) of Article 5, paragraph 1 of Foster Wheeler's Articles of Association, respectively, are entitled to the new shares.

Shareholders' advance subscription rights with regard to the issuance by Foster Wheeler or one of its group companies of any new bonds, options, warrants, notes or other securities granting conversion, option, exchange, warrant or similar rights may be withdrawn or limited by decision of Foster Wheeler's Board for certain valid reasons and under certain conditions defined in Foster Wheeler's Articles of Association.

Since 1 January 2014, Foster Wheeler has issued out of its conditional share capital 1,013,447 registered shares with a par value of CHF3.00 each, which has not yet been reflected in an amendment to Foster Wheeler's Articles of Association and which has not yet been registered in the commercial register. Hence, as at 30 June 2014, Foster Wheeler's effectively remaining and unused conditional share capital amounts to CHF171,464,895 divided into 57,154,965 registered shares with a par value of CHF3.00 each.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
RIGHTS OF PURCHASE AND REDEMPTION

Under Swiss law, a company may repurchase its own shares up to a certain limit (generally 10 per cent. of its share capital with certain exceptions) under certain conditions, including that it must have freely disposable equity in the amount of the purchase price of such shares.
AMEC's Articles of Association permit the issuance of redeemable shares. AMEC's Articles of Association also authorise AMEC to purchase its own shares.
A resolution passed at AMEC's 2014 AGM provides the directors with authority to purchase up to 10 per cent. of the ordinary shares of the company in issue (excluding any treasury shares) as at 14 February 2014.
AMEC can redeem or repurchase shares only (i) if the shares are fully paid and (ii) out of (a) distributable profits or (b) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.
The UKLA requires that where a company has issued shares that are admitted to the Official List of the UKLA and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass a special resolution approving any repurchase at a separate class meeting.
The UKLA requires that purchases of 15 per cent. or more of any class of a company's share capital must be by way of a tender offer to all shareholders of that class.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
VOTING RIGHTS; ACTION BY WRITTEN CONSENT

Voting Rights. In principle, each Foster Wheeler share carries one vote at any general meeting of shareholders. Only shareholders registered in the share register with voting rights are entitled to vote their shares.
According to Foster Wheeler's Articles of Association, no person shall be registered with voting rights for 10 per cent. or more of the share capital as recorded in the commercial register (transfer restrictions). This limitation on registration also applies with respect to shares held by nominees on behalf of a person which beneficially owns 10 per cent. or more of the shares of Foster Wheeler, whether or not any such individual nominee's holdings exceed the limit set forth in the preceding sentence. Foster Wheeler's Board is authorised to grant exceptions to such limitation, including to register in particular clearing nominees with 10 per cent. or more of the shares of Foster Wheeler. The shares exceeding the above-mentioned limit shall be entered in the share register as shares without voting rights.

Also, according to Foster Wheeler's Articles of Association, if and so long as the amount of shares registered in the share register of Foster Wheeler with voting rights and controlled by any person constitute 10 per cent. or more of the registered share capital of Foster Wheeler recorded in the commercial register, such person shall be entitled to cast votes at any general meeting of shareholders only in the aggregate equal to one vote less than 10 per cent. of all the number of votes conferred by all the registered share capital recorded in the commercial register (voting limitations). Foster Wheeler's Board may by means of regulations or agreements grant exceptions from such limit, including, without limitation, to permit the exercise of voting rights in respect of shares held by nominees or to permit voting rights in special cases, including (but not limited to) in connection with the take-over of enterprises or parts of enterprises. Also, unless Foster Wheeler's Board, by means of regulations, determines otherwise, this voting limit shall not apply to clearing nominees.

The amendment of the transfer restrictions and of the voting limitations is a condition to the Offer.

Voting Rights. AMEC's Articles of Association provide that resolutions put to a vote at a shareholders' meeting will be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by:
(i) the chairman of the meeting;
(ii) not less than three members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or
(iv) a member or members present in person or by proxy and holding shares in AMEC conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.
On a vote conducted by a show of hands, each holder of AMEC shares is entitled to one vote and on a vote conducted by a poll, each holder of AMEC shares is entitled to one vote for each AMEC share held by him.
If any sum remains unpaid in relation to an AMEC shareholder's holding, that shareholder is not entitled to vote in relation to that holding unless AMEC's directors determine otherwise.
Any AMEC shareholder who is entitled to attend and vote at a shareholders meeting is entitled to appoint a proxy to exercise all or any of his or her rights to attend, speak and vote at such meeting.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
Except as otherwise provided in Foster Wheeler's Articles of Association, each shareholder recorded in the share register with voting rights is entitled to participate at the general meeting of shareholders and in any vote taken. By means of proxy, each Foster Wheeler shareholder may have his or her shares represented in a general meeting of shareholders by one or more third persons who do not need to be shareholders.
Action by written consent. Written resolutions of shareholders of a corporation are not permitted under Swiss law.	Action by written consent. Under English law, shareholders of a public company such as AMEC are not permitted to pass resolutions by written consent.
AMENDMENT TO GOVERNING PROVISIONS

Articles of Association. The general meeting of shareholders is the supreme corporate body of Foster Wheeler with the power to amend Foster Wheeler's Articles of Association. Certain provisions of Foster Wheeler's Articles of Association can only be amended by a super majority (see below).

Organisational Regulations. Any change of or amendment to the Regulations shall only be valid if Foster Wheeler's Board approved such change or amendment with the requisite attendance quorum and majority as set forth therein.

Articles of Association. Under English law, AMEC's shareholders may, by "special resolution" (see "—Resolutions of Shareholders" below), alter, delete, substitute, amend or add to its Articles of Association. AMEC's Board is not authorised to change its Articles of Association.
AMEC's Articles of Association provide that if permitted by legislation, the rights attached to any class of AMEC's shares can be varied or abrogated if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount or by a special resolution passed at a separate meeting of the holders of the relevant class of shares.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
RIGHT TO DIVIDENDS

Under Swiss law, dividends are paid if so resolved by a resolution of the general meeting of shareholders. Foster Wheeler's Board may propose to the general meeting of shareholders that a dividend be paid but cannot itself resolve on or fix the dividend. Foster Wheeler's statutory auditors must confirm that any proposal by Foster Wheeler's Board to declare a dividend is in accordance with Swiss law and Foster Wheeler's Articles of Association. Subject to certain statutory requirements for the allocation to legal reserves, dividends may be paid by the company if, based on its audited standalone financial statements prepared in accordance with the Swiss Code of Obligations, the company has sufficient distributable profits from previous business years or sufficient free reserves to allow the distribution of a dividend.

Foster Wheeler's Articles of Association provide that, subject to provisions of applicable law regarding the distribution of profits, in particular Art. 671 et seq. of the Swiss Code of Obligations, the profits as shown on the balance sheet may be allocated by the general meeting of shareholders at its discretion. The dividend may only be determined after the transfers foreseen by law to the compulsory reserve funds have been deducted. All dividends unclaimed (and which have been unclaimed in the past) within a period of five years after their due date shall be forfeited to Foster Wheeler.
Each Foster Wheeler share has the same right to dividends resolved by Foster Wheeler's general meeting of shareholders.

Pursuant to AMEC's Articles of Association, dividends not exceeding an amount recommended by AMEC's Board may be declared by "ordinary resolution" of AMEC shareholders. In addition, AMEC's directors may consider paying interim dividends at any time and of any amounts if they consider that AMEC's financial position justifies such payments. However, English law requires dividends to be paid only out of the profits of AMEC available for distribution and additionally restricts a public company from making a distribution if that would reduce the amount of net assets of the company below the aggregate amount of its called up share capital and certain undistributable reserves.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
APPRAISAL RIGHTS

Swiss law does not generally provide for appraisal rights. However, for corporate transactions effected in the form of a statutory merger, demerger (split-up), Spin-off or conversion and subject to Swiss laws, the Swiss Merger Act provides that, if the equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request a competent court to determine an adequate compensation and shareholders could, therefore, in connection with a squeeze-out merger pursuant to the Swiss Merger Act, exercise appraisal rights. A squeeze-out merger pursuant to the Swiss Merger Act is a merger where the shareholders of the transferring entity receive compensation other than in the form of shares in the surviving entity. As per article 18, paragraph 5 of the Swiss Merger Act, such a squeeze-out merger requires the approval of 90 per cent. or more of all shareholders entitled to vote of the transferring entity. Shareholders who consider the compensation to be inadequate could exercise appraisal rights in accordance with Article 105 of the Swiss Merger Act by filing a suit against the surviving company with the competent Swiss civil court at the corporate seat of the surviving company or of the transferring company. The suit must be filed within two months after the squeeze-out merger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the compensation paid or to be paid to the shareholders of the transferring company in the squeeze-out merger is adequate compensation and, should the court consider the compensation to be inadequate, determine any additional compensation. Such court's determination would benefit all shareholders of the transferring company in the same legal position. The filing of an appraisal suit will not prevent completion of the squeeze-out merger.

English law does not generally provide for appraisal rights.
However, in the event of a compulsory acquisition or "squeeze-out" under the Companies Act where (a) a takeover offer is made for the shares of a company incorporated in the United Kingdom, and (b) the offeror has acquired or unconditionally contracted to acquire at least 90 per cent. in value of the shares of any class to which the offer relates representing at least 90 per cent. of the voting rights carried by those shares, the offeror may, within three months beginning on the day after the last day on which the offer could be accepted, require shareholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the required transfer was given by the offeror.

The court may, on receiving such an application, order (a) that the offeror is not entitled and bound to acquire the shares to which the notice relates or (b) that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.
A minority shareholder is entitled, in circumstances similar to the "squeeze-out" described above, to require the offeror to acquire his or her shares on the terms of the offer.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
PRE-EMPTIVE RIGHTS

Under the Swiss Code of Obligations, the prior resolution of a general meeting of shareholders is required to authorise the issue of shares, or rights to subscribe for, or convert rights to shares into, shares of a corporation (which rights may be connected to debt instruments or other obligations). In addition, the existing shareholders have pre-emptive rights or advance subscription rights in relation to such shares or rights in proportion to the respective nominal value of their holdings. Shareholders may, with the affirmative vote of shareholders holding at least two-thirds of the voting rights and the absolute majority of the nominal value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders, limit or exclude the pre-emptive rights for valid reasons (such as a merger or an acquisition); provided, however, that no shareholder shall be advantaged or disadvantaged without good cause.
English law provides for statutory pre-emption rights that apply on an allotment of equity securities. Such rights can be disapplied by a special resolution passed by shareholders at a general meeting.
A resolution passed at AMEC's 2014 AGM disapplies pre-emption rights by providing the directors with a general and unconditional authority to allot equity securities or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £49,181,027 of which up to £7,451,671 was allocated for cash other than in connection with a pre-emptive offer. This authority extends until the end of the AGM in 2015 or on 1 June 2015, whichever is earlier.

Under Foster Wheeler's authorised capital, Foster Wheeler's Board is authorised to withdraw or limit the pre-emptive rights of the shareholders and to allocate them to third parties for certain valid reasons defined in Foster Wheeler's Articles of Association.

Under Foster Wheeler's conditional share capital, the shareholders' advance subscription rights with regard to the issuance by Foster Wheeler or one of its group companies of any new bonds, options, warrants, notes or other securities granting conversion, option, exchange, warrant or similar rights may be withdrawn or limited by decision of Foster Wheeler's Board for certain valid reasons and under certain conditions defined in Foster Wheeler's Articles of Association.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
CONVENING OF AND ATTENDANCE AT SHAREHOLDER MEETINGS

Under Swiss law, an ordinary (annual) general meeting of shareholders must be held within six months after the end of each financial year. A general meeting of shareholders may be convened by Foster Wheeler's Board or, if necessary, by the company's statutory auditors. A general meeting of shareholders is convened on at least 20 days' prior notice. The notice of a general meeting of shareholders must specify the items to be put on the agenda and the motions of Foster Wheeler's Board and the shareholders who have requested that a general meeting of shareholders be convened or an item be put on the agenda. The annual business report and the auditors' reports must be made available for inspection by the shareholders at the registered office of the company at least 20 days prior to the date of the ordinary (annual) general meeting of shareholders. The shareholders are informed of their right of inspection in the notice of the general meeting of shareholders.

EGMs shall be called as often as necessary by Foster Wheeler's Board or, if necessary, by the auditors as well as in all other cases required by law. Stating the purpose of the meeting and the agenda to be submitted, one or more shareholders representing at least 10 per cent. of the share capital may request Foster Wheeler's Board in writing to call an EGM. The request shall contain an agenda, the respective proposals as well as any other information required under applicable laws and stock exchange rules.
Under English law, a general meeting of shareholders may be called by AMEC's Board whenever they think fit.
AMEC is required to hold an AGM every year within six months from the date following AMEC's accounting reference date (i.e., 31 December).
Shareholders holding at least 10 per cent. of the paid-up capital of AMEC carrying voting rights (excluding any paid-up capital held as treasury shares) may require the directors to call a general meeting of AMEC.
The notice requirements for AGMs and other general meetings (unless the conditions in the paragraph below are satisfied) is at least 21 days' notice.
For general meetings (other than AGMs) the requirement is reduced to at least 14 days' notice if, among other conditions, a special resolution of shareholders is passed at the immediately preceding AGM or at a general meeting held since that AGM reducing the period of notice to not less than 14 days' notice.
A special resolution passed at AMEC's 2014 AGM authorises AMEC to hold general meetings by giving at least 14 clear days' notice.
General meetings may be called upon shorter notice with the agreement of (i) in the case of an AGM, all the shareholders who are permitted to attend and vote or (ii) in the case of any other general meeting, a majority of the shareholders holding at least 95 per cent. by nominal value of the shares giving the right to attend and vote at the meeting.

Presence Quorum: According to Foster Wheeler's Articles of Association, at any general meeting of shareholders, except as otherwise expressly required by law or by Foster Wheeler's Articles of Association, one or more persons representing, at the time when the general meeting of shareholders proceeds to business, in person or by proxy in excess of 50 per cent. of the total shares registered in the share register as entitled to vote shall form a quorum for the transaction of any business.	Quorum. According to AMEC's Articles of Association, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
RESOLUTIONS OF SHAREHOLDERS

Shareholder Resolutions—Majority Requirements. Under Swiss law, a resolution passed at a general meeting of shareholders with a supermajority of at least two-thirds of the votes represented and the absolute majority of the par value of the shares represented at such meeting is required for: (i) the amendment of the company's corporate purpose; (ii) the creation of shares with privileged voting rights; (iii) the restriction of the transferability of registered shares; (iv) the creation of an authorised or conditional share capital; (v) any increase in capital out of equity, against contribution in kind or for the purpose of an acquisition of assets and the grant of special benefits; (vi) the limitation or exclusion of pre-emptive rights of shareholders; (vii) the change of the registered office of the company; and (viii) the dissolution of the company through a liquidation or as a result of a statutory merger. Special quorum rules apply under the Swiss Merger Act to a merger (Fusion), demerger (split-up) (Aufspaltung) spin-off (Abspaltung) or conversion (Umwandlung) of a company.

Pursuant to Foster Wheeler's Articles of Association, a resolution of the general meeting of shareholders passed by at least two-thirds of the share votes cast and the absolute majority of the par value of the share votes cast is required for the amendment of certain provisions of Foster Wheeler's Articles of Association, such provisions primarily dealing with the registration of a shareholder in Foster Wheeler's share register as a shareholder with voting rights, with the exercise of shareholder rights and with the right of shareholders to participate and vote in general meetings of shareholders. In addition, Foster Wheeler's Articles of Association provide for a super majority of two-thirds of the votes cast at a general meeting of shareholders for the removal of directors.
"Special resolutions" generally involve proposals for major changes to the company, such as to change the name of the company, alter its capital structure, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders' pre-emptive rights, amend AMEC's Articles of Association, etc. Under English law, a special resolution means a resolution passed by a majority of not less than 75 per cent. of the shareholders or holders of 75 per cent. of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting. For a resolution to be regarded as a special resolution, the notice of the meeting must specify the intention to propose the resolution as a special resolution.

Proposals relating to the ordinary course of the company's business, such as the election of directors or payment of dividends, would generally be the subject of an "ordinary resolution". Under English law, an ordinary resolution means a resolution that is passed by a simple majority of shareholders or holders of a simple majority of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting.

Other resolutions and elections at Foster Wheeler's general meeting of shareholders require the approval of a majority of the share votes cast (broker non-votes, abstentions and blank and invalid ballots are disregarded), if applicable law or Foster Wheeler's Articles of Association do not provide otherwise.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
EXCLUSIVE AND NON-TRANSFERABLE POWERS OF SHAREHOLDERS' MEETING

The following exclusive and non-transferable powers will be vested exclusively in the shareholders' meeting:
(i) Amendments to the Articles of Association;
(ii) Approval of the annual report and of the consolidated accounts;
(iii) Approval of Foster Wheeler's annual financial statement as well as resolutions on the allocation of the balance sheet profits, in particular the determination of dividends;
(iv) Discharge of the members of Foster Wheeler's Board;
(v) Election of the members of Foster Wheeler's Board and the auditors; and
(vi) Resolutions on all other matters which, under the Articles of Association or according to the law, are in the exclusive competence of the general meeting or which have been submitted to the meeting for its decision by Foster Wheeler's Board based on article 10 of Foster Wheeler's Articles of Association.

Furthermore, the Swiss Ordinance against Excessive Compensation in Listed Companies (Verordnung gegen übermässige Vergütungen bei börsenkotierten Gesellschaften), which entered into effect, subject to certain transitional rules, as of 1 January 2014, provides for certain additional powers of the general meeting of shareholders, including but not limited to the election of the chairman of Foster Wheeler's Board, of the members of the Compensation and Executive Development Committee and of the independent proxy as well as a binding vote on aggregate compensation of Foster Wheeler's Board and the Executive Management.
The following matters, among others, require shareholder approval and for a UK listed company therefore has to be exclusively approved at a shareholders meeting:
Matters requiring special resolution:

(i) amendments to AMEC's Articles of Association;
(ii) change to AMEC's name;
(iii) reducing the notice period required to call a general meeting (other than the AGM) from 21 days to not less than 14 days;
(iv) reduction of AMEC's capital;
(v) disapplication (or renewal of disapplication) of pre-emption rights where directors are acting under a general authority to allot; and
(vi) authority (or variation, revocation or renewal of authority) to enter into a contract for an off-market purchase of AMEC's own shares.
Matters requiring ordinary resolution:

(i) removal of AMEC directors;
(ii) approval of AMEC directors' long-term service contracts;
(iii) approvals of loans, quasi-loans, credit transaction, substantial property transactions etc. with AMEC's directors;
(iv) approval of AMEC directors' remuneration report;
(v) authorisation of political donations or expenditure;
(vi) appointment and removal of AMEC's auditors;
(vii) fixing remuneration of AMEC's auditors;
(viii) authority to AMEC's directors to allot AMEC shares;
(ix) authority to AMEC's directors to determine the terms, conditions and manner of redemption of AMEC shares; and
(x) authority to AMEC's directors to make market purchase of AMEC shares.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
SHAREHOLDER PROPOSALS

Under Swiss law, shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF1,000,000 or more may request that an item be put on the agenda.
Pursuant to Foster Wheeler's Articles of Association, at any general meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of Foster Wheeler's Board or (ii) by any shareholder of the company who complies with the following: to be timely for consideration at the ordinary general meeting of shareholders, a shareholder's notice must be received by the Foster Wheeler Company Secretary at Foster Wheeler's principal executive offices not less than 45 calendar days in advance of the anniversary of the date of Foster Wheeler's proxy statement (as filed with the SEC) released to shareholders in connection with the previous year's ordinary general meeting of shareholders. To be in proper written form, a shareholder's notice to the Foster Wheeler Company Secretary shall set forth in writing as to each matter the shareholder proposes to bring before the general meeting of shareholders, containing: a) a brief description of the business desired to be brought before the ordinary general meeting of shareholders and the reasons for conducting such business at the ordinary general meeting of shareholders; b) the name and address, as they appear in the share register, of the shareholder proposing such business; and c) all other information required under the applicable laws and stock exchange rules.
Shareholders representing at least 5 per cent. of the total voting rights of all shareholders having a right to vote at the meeting can require the AMEC directors to call a general meeting of AMEC. The requirement should state the general nature of the business to be dealt with at the meeting and may include the text of the resolution to be passed at the meeting.
Shareholders representing (i) at least 5 per cent. of the total voting rights of all shareholders having a right to vote at the meeting or (ii) at least 100 shareholders who have paid up an average sum, per shareholder, of at least £100 and have a right to vote at the meeting may require AMEC to circulate a statement of not more than 1,000 words with respect to a matter referred to in a proposed resolution to be dealt with at that meeting, or other business to be dealt with at that meeting.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
SHAREHOLDER SUITS

Under the Swiss Code of Obligations, an individual shareholder may bring an action in the shareholder's own name, for the benefit of the company, against the company's directors, officers or liquidators to recover any damages the company has incurred as a result of an intentional or negligent breach of duties by such directors, officers or liquidators.
The Companies Act provides limited circumstances in which a shareholder of a company may bring a derivative claim on behalf of the company. Such a claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of the company. A person seeking to bring a derivative claim must first obtain the permission of the court to do so. There are specified grounds on which a court must refuse to grant permission to continue the claim, as well as specified grounds that the court must take into consideration.

The Companies Act also permits a shareholder to apply to a court for relief on the grounds that (i) the company's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim or (ii) an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial.
If the court is satisfied that the application is well founded, it may make such order as it thinks fit for giving relief in respect of the matters complained of.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
RIGHTS OF INSPECTION

Under Swiss law, a shareholder may, upon request, inspect the minutes of general meetings of shareholders, and the annual report and the auditors' report must be made available for inspection by shareholders at the company's registered address at least 20 days prior to each ordinary (annual) general meeting of shareholders. Any shareholder may request a copy of these reports in advance of, or after, the relevant ordinary (annual) general meeting of shareholders.

According to Foster Wheeler's Articles of Association, the annual report and the auditors' report shall be made available for inspection by the shareholders at the registered office of Foster Wheeler at least 20 days prior to the date of the ordinary (annual) general meeting of shareholders. Each shareholder is entitled to request prompt delivery of a copy of the annual report and the auditor's report free of charge. Shareholders registered in the share register shall be notified of the availability of these documents in writing.
The register and index of names of shareholders of AMEC must be open to inspection (i) for free, by its shareholders and (ii) for a fee by any other person. In both cases, the documents may be copied for a fee.
The shareholders of AMEC may also inspect, without charge, during business hours (i) minutes of meetings of the shareholders and obtain copies of the minutes for a fee, and (ii) service contracts of AMEC's directors.
In addition, the published annual accounts of AMEC are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts.
AMEC's Articles of Association provide that no member of AMEC or other person shall have any right to inspect any account or book or document of the company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the directors.
DISCLOSURE OF INTERESTS

Shareholder interests. Under the Swiss Code of Obligations, a company must disclose in the annual report the identity of shareholders and shareholder groups acting in concert who hold more than 5 per cent. of the company's voting rights. Such disclosure must be made once a year in the notes to the company's consolidated financial statements and standalone statutory financial statements, in each case, as published in the company's annual report.
The DTRs require shareholders, subject to certain exceptions, to notify AMEC in writing within two days of becoming aware that they have acquired a material interest in 3 per cent. or more shares of AMEC carrying voting rights. Thereafter, shareholders must also notify AMEC within two days of any increase or decrease of 1 per cent. as well as any decrease that reduces the shareholders' holding below the 3 per cent. threshold.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
The disclosure obligations under the Swiss Act on Stock Exchanges and Securities Trading and its implementing ordinances are not applicable to Foster Wheeler and its shareholders.
Under US federal securities laws, shareholders of Foster Wheeler reaching certain share ownership levels must disclose that fact and provide extensive background information in filings with the SEC.
Under US federal securities laws, every officer or director of Foster Wheeler, as well as every person owning more than 5 per cent. of any class of Foster Wheeler securities registered under the Exchange Act, must file with the SEC and NASDAQ, an initial report of its holdings of all of such securities, and a further report after there has been any change in such holdings.	Pursuant to the Companies Act, AMEC may also send a notice to any person whom AMEC knows or believes to be interested in AMEC's shares requiring that person to confirm whether he has such an interest and if so provide details of that interest or any other interest in AMEC's shares of which he is aware.
Directors and connected persons share ownership. AMEC is required by the listing rules of the UKLA to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the Companies Act, and of any person with an interest of 3 per cent. or more of its shares which has been notified to AMEC under the DTRs.
Persons discharging managerial responsibilities (primarily directors and some senior executives), and their connected persons, must notify AMEC in writing of the occurrence of all transactions conducted on their own account in the shares of AMEC, or derivatives or any other financial instruments relating to those shares within four Business Days of the day on which the transaction occurred. The notification must contain specified information, including the name of the person involved, the type of transaction, the date on which it occurred, and the price and volume of the transaction. AMEC must notify a RNS (which will make the information public) of any information notified to it in accordance with these provisions. The notification to a RNS must be made as soon as possible, and in any event by no later than the end of the Business Day following the receipt of the information by the company.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
BOARD OF DIRECTORS
Size and Classification of Board of Directors

According to Foster Wheeler's Articles of Association, Foster Wheeler's Board shall consist of a minimum of three and a maximum of 20 members.
Presence Quorum. According to Foster Wheeler's Regulations, the quorum necessary for the transaction of business at a meeting of Foster Wheeler's Board shall in principle be a majority of the directors.
Voting. According to Foster Wheeler's Regulations, Foster Wheeler's Board shall pass its resolutions with the majority of the votes cast by the directors present at a meeting at which the presence quorum requirement has been satisfied.
Resolutions in Writing. According to Foster Wheeler's Regulations, resolutions of Foster Wheeler's Board may be passed without a meeting by way of written consent by a majority of all directors, provided that no director requests oral deliberation.

Under English law, AMEC is required to have a single-tier Board.
Under AMEC's Articles of Association there shall be not less than three nor more than 15 directors. AMEC may by ordinary resolution from time to time vary the minimum and/or maximum number of directors.
The business and affairs of AMEC are managed by the directors, subject to the requirements of English law, AMEC's Articles of Association and any resolutions of shareholders.
AMEC's Board is headed by a non-executive chairman and has a majority of independent non-executive directors. AMEC's Board currently comprises four non-executive directors, two executive directors and a chairman.
Quorum. According to AMEC's Articles of Association, the quorum necessary for the transaction of business of AMEC's Board may be fixed from time to time by the directors and shall be two, unless fixed at any other number. AMEC's Board resolutions require the approval of a simple majority of directors present and voting. In case of an equality of votes, the chairman of the meeting has a casting vote.
Resolutions in Writing. According to AMEC's Articles of Association, resolutions of AMEC's Board may be passed without a meeting by way of written consent by a majority of all directors, provided that the number of AMEC directors who have signed it is not less than the quorum for AMEC's Board meetings.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
Committees

Foster Wheeler's Board may entrust the preparation and the execution of its decisions or the supervision of certain tasks to committees or to particular directors. It is empowered to transfer the management of the company in whole or in part to one or several of its directors or to third parties. For this purpose, Foster Wheeler's Board enacts the Regulations.
AMEC's Board governs through, and has formally allotted specific responsibilities and duties to, various committees. The chairman is responsible for ensuring AMEC's Board committees have appropriate terms of reference, which are reviewed by AMEC's Board against best practice on a regular basis.
AMEC's Board has currently delegated certain powers to the audit committee, remuneration committee, nominations committee and ethics committee.

Election

The general meeting of shareholders has the non-transferable and inalienable right to elect the directors.
Foster Wheeler's Articles of Association provide that the term of office shall not exceed three years and Foster Wheeler's Board shall determine the first term of office of each director in such a way that each year, as nearly as possible, an equal number of directors shall be newly elected or re-elected and in such manner that all directors will have been subject to re-election after a period of three years. At each ordinary general meeting of shareholders following the initial election and classification of Foster Wheeler's Board in 2009, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire three years after their election. Under the new Swiss legislation that came into effect recently, the Ordinance against Excessive Compensation in Listed Companies (Verordnung gegen übermässige Vergütungen bei börsenkotierten Gesellschaften), each member of Foster Wheeler's Board, as well as the chairman and the members of the compensation committee, must be elected annually for a one-year term. Therefore, the provisions relating to the election of directors in Foster Wheeler's Articles of Association described above do not apply any more as long as Foster Wheeler remains a listed company with its registered office in Switzerland. Such provisions will need to be adapted to the requirements of the new legislation by Foster Wheeler's 2015 ordinary (annual) general meeting of shareholders at the latest (if Foster Wheeler remains a listed company with its registered office in Switzerland).
AMEC's directors are appointed by way of ordinary resolutions of the shareholders. Resolutions to appoint AMEC directors must be put to shareholders on the basis of one resolution for each nominated director unless a resolution to nominate multiple directors by a single resolution has first been agreed to by the general meeting without any vote against it.
Under AMEC's Articles of Association, all directors retire by rotation and are eligible for re-election every three years.
Notwithstanding this provision in AMEC's Articles of Association, in line with the recommendations of the UK Code, all of the AMEC directors wishing to continue serving, and considered eligible by AMEC's Board, offer themselves for re-election at every AGM.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
Removal
A resolution of the general meeting of shareholders passed by at least two-thirds of the share votes cast is required for the removal of a director.
AMEC may by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any agreement to the contrary, but without prejudice to any claim that the director may have for the breach of such agreement) and appoint another person to fill the vacancy. In the absence of such appointment, the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

Vacancies
In order to fill any vacancy, a new member of Foster Wheeler's Board needs to be elected by the general meeting of shareholders.
AMEC may by ordinary resolution appoint any person to be a director either to fill a casual vacancy or as an additional director.
AMEC's Board has the power to appoint a director either to fill a casual vacancy or as an additional director, who can hold office until the next AGM, where he would then be eligible for election but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
Director Liability and Indemnification

According to Foster Wheeler's Articles of Association, Foster Wheeler shall indemnify and hold harmless, to the fullest extent permitted by law, its existing and former directors and officers, and their heirs, executors and administrators out of the assets of Foster Wheeler from and against all damages, losses, liabilities and expenses in connection with threatened, pending or completed actions, proceedings or investigations, whether civil, criminal, administrative or other (including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of: (i) any act done or alleged to be done, concurred or alleged to be concurred in or omitted or alleged to be omitted in or about the execution of their duty, or alleged duty; (ii) serving as director or officer of Foster Wheeler; or (iii) serving at the request of Foster Wheeler as director, officer, or employee or agent of another corporation, partnership, trust or other enterprise. This indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court, arbitral tribunal or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of said person's duties as director or officer.

Without limiting the foregoing, Foster Wheeler shall advance to existing and former directors and officers court costs and attorney fees in connection with civil, criminal, administrative or investigative proceedings as described in the preceding paragraph. Foster Wheeler may reject and/or recover such advanced costs if a court or governmental or administrative authority of competent jurisdiction not subject to appeal holds that the director or officer in question has committed an intentional or grossly negligent breach of his or her statutory duties as a director or officer.
Foster Wheeler may procure directors' and officers' liability insurance for the directors and officers of Foster Wheeler. The insurance premiums shall be charged to and paid by Foster Wheeler or its subsidiaries.
AMEC's Articles of Association provide that AMEC can indemnify all directors, former directors and officers of AMEC or any associated company to the extent permitted by law.
English law does not allow a director to be indemnified against any liability in connection with any negligence, default, breach of duty or breach of trust, except that indemnification is allowed for liabilities associated with:
(i) defending any proceeding involving a person other than the company or an associated company in which judgment is entered in favour of the director or the director is acquitted; or
(ii) proceedings in which the director is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted.
However, AMEC is allowed to maintain insurance against such liability.
AMEC maintains directors' and officers' liability insurance cover.
With the exception of the indemnities and maintenance of insurance discussed above, any provision exempting a director from liability in connection with any negligence, default, breach of duty or breach of trust in relation to AMEC is void under English law.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
DUTIES OF DIRECTORS

Foster Wheeler's Board has the following non-transferable and inalienable duties:
(i) to ultimately direct the company and issue the necessary directives;
(ii) to determine the organisation;
(iii) to organise the accounting, the internal control system, the financial control, and the financial planning as well as to perform a risk assessment;
(iv) to appoint and remove the persons entrusted with the management and representation of the company and to grant and revoke signatory powers;
(v) to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with Foster Wheeler's Articles of Association, regulations and directives;
(vi) to prepare the business report, the compensation report, as well as the general meeting of shareholders and to implement the latter's resolutions;
(vii) to inform the judge in the event of over-indebtedness;
(viii) to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;
(ix) to pass resolutions confirming increases in share capital and regarding the amendments to Foster Wheeler's Articles of Association entailed thereby;
(x) to examine compliance with the legal requirements regarding the appointment, election and the professional qualifications of the auditors; and
(xi) to execute the agreements pursuant to articles 12, 36 and 70 of the Swiss Merger Act.
To the extent legally permissible, Foster Wheeler's Board may delegate duties and powers wholly or in part to individual members of Foster Wheeler's Board, to committees of Foster Wheeler's Board and third parties in accordance with internal regulations and Foster Wheeler's Board did so in its Regulations.
Under the Companies Act, AMEC's directors must act in accordance with its Articles of Association and only exercise powers for the purposes for which they are conferred.
Each AMEC director has a duty to act in the way the director considers, in good faith, would be most likely to promote the success of AMEC for the benefit of its members as a whole.
Apart from this, each AMEC director also has the following duties:
(i) to exercise independent judgement;
(ii) to exercise the same standard of care, skill and diligence that would be exercised by a reasonably diligent person with: (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as the director in relation to AMEC; and (b) the general knowledge, skill and experience that the director actually has;

(iii) to avoid situations in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of AMEC;
(iv) to declare any of his or her direct or indirect interest in a proposed transaction or arrangement with AMEC; and
(v) not to accept a benefit from a third-party, where the benefit is given by reason of the director's position, and there is a reasonable likelihood of a conflict of interest arising.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
Generally, the members of Foster Wheeler's Board (and the other persons entrusted with the management of the company) must fulfil their duties with all due care and must safeguard the interests of the company in good faith. They have to extend equal treatment to shareholders under equal circumstances.

ANTI-TAKEOVER PROVISIONS

Under Swiss law, Foster Wheeler's directors have a fiduciary duty to take only those actions that are in the interests, and to omit those actions that are not in the interests, of the company, including anti-takeover measures.
The provisions of the Swiss Act on Stock Exchanges and Securities Trading and its implementing ordinances on public takeover offers (including on defensive measures taken or implemented against such offers) are not applicable to Foster Wheeler and its shareholders.
Foster Wheeler's Articles of Association provide for certain transfer restrictions and voting limitations (see "—Voting Rights; Action by Written Consent" above). Such provisions may have an anti-takeover effect in that an interested party acquiring shares of 10 per cent. or more of Foster Wheeler's registered share capital may not be able to exercise the voting rights otherwise attributable to the shares in excess of such threshold. For this reason, the amendment to the transfer restrictions and the voting limitations is a condition to the Offer.
Under English law, AMEC's directors have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category.
Under the UK City Code on Takeovers and Mergers, AMEC is prohibited from taking any action without the approval of its shareholders at a general meeting after:
(i) a bona fide offer has been communicated to AMEC's Board or
(ii) AMEC's Board believes that a bona fide offer is imminent, which action could effectively result in the offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

Foster Wheeler Registered Shares	AMEC Ordinary Shares
TRANSACTIONS WITH INTERESTED PARTIES

Under the Swiss Code of Obligations, except for minor business, if a company is entering into a contract with the same person who is representing the company in connection therewith, such contract must be in writing.
Usually, Swiss corporations enact rules on how to deal with conflicts of interest in their articles of association and/or their organisational regulations. Foster Wheeler's Regulations provide for certain rules in this respect.
Under US federal securities law, as a US public company, Foster Wheeler is prohibited from directly or indirectly extending or maintaining credit, or arranging for the extension of credit or renewing any extension of credit, in the form of a personal loan to or for any directors or executive officers.
Subject to certain exceptions, English law imposes various restrictions and procedural requirements on transactions between AMEC (including its subsidiaries) and a related party.
The definition of a related party includes a director of AMEC and a substantial shareholder (i.e., any person who is entitled to exercise, or to control the exercise of, 10 per cent. or more of the votes able to be cast on all or substantially all matters at general meetings of AMEC).
Certain tests are used to assess the impact of the related party transaction on the listed company, or class tests.
AMEC's obligations would depend on the result of the class tests and range from no action being required; to obtaining an independent adviser's confirmation that the terms of the transaction are fair and reasonable and disclosing the details of such transactions in AMEC's next annual published accounts; to requiring the publication of a shareholder circular and obtaining the prior consent of the shareholders before entering into such transactions.

REPORTING REQUIREMENTS

Under Swiss law, Foster Wheeler has the obligation to disclose certain information regarding the remuneration paid to directors, the members of management and certain other persons, and regarding certain other relationships with any such person (e.g., loans granted to such persons). Also, Foster Wheeler has the obligation to disclose participations of such persons in Foster Wheeler.
AMEC is required to notify the UK Listing Authority and/or the Registrar of Companies of:
(i) any major new developments relating to its business which are not public knowledge and may lead to a substantial movement in its share price;
(ii) notifications received by it from persons holding an interest in 3 per cent. or more of any class of AMEC's share capital;

Foster Wheeler Registered Shares	AMEC Ordinary Shares
The reporting requirements under the Swiss Act on Stock Exchanges and Securities Trading and its implementing ordinances are not applicable to Foster Wheeler and its shareholders, nor are any reporting requirements under any Swiss stock exchange rules, because Foster Wheeler's shares are not listed in Switzerland.
The Swiss Ordinance against Excessive Compensation in Listed Companies (Verordnung gegen übermässige Vergütungen bei börsenkotierten Gesellschaften) requires that as of the 2015 AGM (i) certain compensation elements for members of Foster Wheeler's Board and senior management (such as rules regarding the permissibility of loans, main terms of equity compensation plans and performance-based compensation plans); (ii) information regarding the maximum duration of and notice period for employment contracts of members of Foster Wheeler's Board and senior management; and (iii) the number of positions such person can hold with certain companies and organisations outside the Foster Wheeler group must be included in Foster Wheeler's Articles of Association. Further, the ordinance requires that Foster Wheeler's Board prepare a remuneration report pursuant to Swiss law, which for the first time will cover fiscal year 2014 and will be published during 2015. Such requirements apply as long as Foster Wheeler remains a listed company with its registered office in Switzerland.

Under US law, as a US reporting company, Foster Wheeler must file with the SEC, among other reports and notices:

•

an annual report on Form 10-K within 60 days after the end of each fiscal year;

•

quarterly reports on Form 10-Q within 40 days after the end of each of the first three quarters of the fiscal year; and

•

current reports on Form 8-K upon the occurrence of specified corporate events.
In addition to the foregoing, US federal securities laws require Foster Wheeler to furnish (by mail or posting on the internet) the following documents to its shareholders in advance of each annual meeting:

•

an annual report containing audited financial statements; and

•

a proxy statement that complies with the requirements of the Exchange Act.

(iii) any changes in AMEC's Board;
(iv) any purchase or redemption by it of its own equity securities;
(v) interests of directors in its shares or debentures; and
(vi) changes in its capital structure.
After completion of the Offer, under US law, as a foreign private issuer listed in the United States, AMEC must file with the SEC:

•

annual reports on Form 20-F; and

•

interim reports on Form 6-K.

Reports on Form 6-K must contain any information not included in the issuer's latest Form 20-F that the issuer: (i) makes or is required to make public in its home country; (ii) files or is required to file with a non-US securities exchange on which its securities are traded and which was made public by that securities exchange; or (iii) distributed or is required to distribute to its security holders, where, in the case of (i), (ii) or (iii), such information is material to the foreign issuer and its subsidiaries, taken as a whole.

INTERESTS OF FOSTER WHEELER, AMEC INTERNATIONAL INVESTMENTS BV AND AMEC AND THEIR DIRECTORS AND OFFICERS

Interests of Foster Wheeler's Directors and Officers in the Offer

In considering the recommendation of Foster Wheeler's Board that you tender your Foster Wheeler shares in the Offer, you should be aware that all or some of Foster Wheeler's directors and executive officers may have interests in the transaction that are different from, or in addition to, those of Foster Wheeler's shareholders generally. These interests include, but are not limited to, the treatment of Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs held by Foster Wheeler's directors and executive officers and the provision of certain compensation to Foster Wheeler's executive officers in the event of a change of control or termination of employment. The members of Foster Wheeler's Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Implementation Agreement and the Offer, and in making their recommendations to shareholders.

Consideration for Foster Wheeler Shares Tendered Pursuant to the Offer

If Foster Wheeler's directors and executive officers who own Foster Wheeler shares tender their Foster Wheeler shares in the Offer, they will receive the same Offer consideration for each Foster Wheeler share tendered, on the same terms and conditions, as the other Foster Wheeler shareholders (subject to differences arising out of the making of different elections as to the form of consideration and the related effects of proration in connection therewith, as described in further detail in "The Offer").

The following table sets forth, as at 30 June 2014, beneficial ownership of Foster Wheeler shares by each current director, other director who served in 2014 and executive officer and the total cash value each current director, other director who served in 2014 and executive officer would receive if he or she tendered all such Foster Wheeler shares in the Offer, assuming for this purpose that, as a result of proration as described above, such director or executive officer receives the Assumed Offer Price comprised of $16.00 in cash and 0.8998 AMEC securities (with such AMEC securities valued at $18.47 per AMEC security, which is the average of the closing price of AMEC shares on the LSE over the five trading days following announcement of the execution of the Implementation Agreement, converted into US dollars at a rate of $1.67 per pound sterling, the average exchange rate as published in The Financial Times over such five-day period).

As at 30 June 2014, there were 100,064,647 Foster Wheeler shares outstanding, and Foster Wheeler's current directors, other director who served in 2014 and executive officers beneficially owned, in the aggregate, 418,077 Foster Wheeler shares, excluding for this purpose, unvested restricted share units and Foster Wheeler shares subject to vested or unvested options. If Foster Wheeler's directors and executive officers were to tender all such Foster Wheeler shares pursuant to the Offer, and all such

Foster Wheeler shares were accepted for exchange, they would receive an aggregate of approximately $13,637,674.

Name	Number of Foster Wheeler shares held(1)	Value of Foster Wheeler shares held(1)
		($)
Current Directors and other Directors who served in 2014
Clayton C. Daley, Jr.	12,732	415,318
Umberto della Sala(2)	1	33
Steven J. Demetriou	19,950	650,769
Edward G. Galante	15,047	490,833
John M. Malcolm	7,611	248,271
J. Kent Masters(3)	202,347	6,600,559
Stephanie S. Newby	20,529	669,656
Henri Philippe Reichstul	7,826	255,284
Maureen B. Tart-Bezer	11,322	369,324
Executive Officers
Franco Baseotto	37,980	1,238,908
Michelle K. Davies	4,616	150,574
Rakesh K. Jindal	12,447	406,021
Gary T. Nedelka	20,859	680,421
Jonathan C. Nield	2,445	79,756
Roberto Penno(4)	16,146	526,683
Stephen Rostron	1,196	39,014
Beth B. Sexton	15,386	501,891
Lisa Z. Wood	9,637	314,359

Notes:

(1)
The number of Foster Wheeler shares indicated as being held by each person listed in this table includes Foster Wheeler shares that are individually or jointly owned, as well as Foster Wheeler shares over which such person has either sole or shared investment or voting authority.

(2)
Umberto della Sala's employment with Foster Wheeler ended with his retirement on 31 December 2013; and he served as a director of Foster Wheeler until the Foster Wheeler AGM on 7 May 2014.

(3)
In addition to serving as a director, J. Kent Masters is President and Chief Executive Officer of Foster Wheeler.

(4)
Roberto Penno assumed the position of Chief Executive Officer, E&C, formerly held by Umberto della Sala, on 11 November 2013.

Treatment of Foster Wheeler Options, Foster Wheeler RSUs and Foster Wheeler PRSUs under the Implementation Agreement

Each of Foster Wheeler's directors and executive officers holds vested and unvested equity awards. Under the terms of the Implementation Agreement, each Foster Wheeler option, Foster Wheeler RSU and Foster Wheeler PRSU granted pursuant to the Foster Wheeler Omnibus Plan will be treated as follows:

•
Awards granted on or before 8 November 2012.  All outstanding unvested Foster Wheeler options and Foster Wheeler RSUs granted on or before 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler) will vest in full on the closing of the Offer. Outstanding Foster Wheeler PRSUs granted on or before 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler) will vest on the closing of the Offer, to the extent that Foster Wheeler's Compensation and Executive Development Committee determines that the applicable performance condition has been met, and shall lapse as to the balance. Holders of Foster Wheeler options (including vested but unexercised options), Foster Wheeler RSUs and Foster Wheeler PRSUs granted on or before 8 November 2012 that are outstanding on the closing of the Offer, will, following the closing of the Offer, receive (at the election of Foster Wheeler) the relevant number of Foster Wheeler shares or a cash sum calculated by multiplying vested Foster Wheeler shares under the applicable award by the closing price of a Foster Wheeler share on the last trading day prior to the closing of the Offer, less, in the case of Foster Wheeler options only, any exercise price payable to exercise the option. Any cash sum will be paid no later than 10 Business Days after closing of the Offer and will be subject to applicable withholding taxes.

•
Awards granted after 8 November 2012.  In addition, outstanding Foster Wheeler RSUs and Foster Wheeler RSUs granted after 8 November 2012 held by non-executive directors and former executives of Foster Wheeler will vest in full on the closing of the Offer. All outstanding Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs granted after 8 November 2012 (including those held by executive directors and executive officers of Foster Wheeler who will continue with Foster Wheeler after closing of the Offer but not those Foster Wheeler RSUs or Foster Wheeler PRSUs held by non-executive directors or former executives of Foster Wheeler) which have not vested in the ordinary course prior to the closing of the Offer will not vest and instead holders of such awards will receive equivalent, replacement awards of AMEC shares. The number of AMEC shares subject to replacement awards, in the case of Foster Wheeler options and Foster Wheeler RSUs, will be calculated by multiplying the number of Foster Wheeler shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. In the case of a Foster Wheeler option, the total exercise price payable to exercise the replacement award will, to the greatest extent possible, be the same as the corresponding total exercise price for the Foster Wheeler option which it replaces. The number of AMEC shares subject to replacement awards, in the case of Foster Wheeler PRSUs, will be calculated by multiplying 50 per cent. of the maximum number of Foster Wheeler shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. The terms and conditions of the replacement awards will be equivalent in all material respects to those applicable to the Foster Wheeler awards immediately prior to closing of the Offer except that no performance conditions will apply to the replacement award in respect of Foster Wheeler PRSUs. Foster Wheeler awards of approximately 81,852 Foster Wheeler shares will vest in the ordinary course in August and September 2014. Foster Wheeler RSUs and Foster Wheeler PRSUs will be settled in Foster Wheeler shares shortly after vesting and Foster Wheeler options, if exercised, will be settled in Foster Wheeler shares upon exercise. AMEC will extend the Offer to holders of any Foster Wheeler shares obtained under Foster Wheeler RSUs and Foster Wheeler PRSUs that vest prior to the closing of the Offer and Foster Wheeler options that are exercised prior to the closing of the Offer.

The following table sets forth, as at 30 June 2014, the cash consideration that each Foster Wheeler current director, other director who served in 2014 and executive officer would be entitled to receive upon the closing of the Offer, regardless of whether the current director, other director who served in 2014 or executive officer experiences a qualifying termination event following the closing of the Offer, in respect of his or her vested Foster Wheeler options and his or her Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs that will vest upon the closing of the Offer as set forth above, after payment of any exercise price payable to exercise such Foster Wheeler options, assuming for this purpose that (i) Foster Wheeler's Compensation and Executive Development Committee has determined that the applicable performance metrics for all Foster Wheeler PRSUs have been satisfied at the maximum level and (ii) the closing price on NASDAQ of a Foster Wheeler share on the last trading day prior to the closing of the Offer is the Assumed Offer Price of $32.62.

Name	Foster Wheeler shares Subject to Foster Wheeler options	Foster Wheeler shares Subject to Foster Wheeler options	Foster Wheeler RSUs	Foster Wheeler RSUs	Foster Wheeler PRSUs	Foster Wheeler PRSUs	Total
		($)		($)		($)
Current Directors and other Directors who served in 2014
Clayton C. Daley, Jr.	9,274	38,368	—	—	—	—	38,368
Steven J. Demetriou	13,321	79,322	—	—	—	—	79,322
Umberto della Sala(1)	—	—	—	—	—	—	—
Edward G. Galante	2,438	—	—	—	—	—	—
John M. Malcolm	6,165	57,948	—	—	—	—	57,948
J. Kent Masters(2)	65,331	738,148	38,682	1,261,807	146,634	4,783,185	6,783,141
Stephanie S. Newby	9,274	38,368	—	—	—	—	38,368
Henri Philippe Reichstul	5,432	55,038	—	—	—	—	55,038
Maureen B. Tart-Bezer	9,274	38,368	—	—	—	—	38,368
Executive Officers
Franco Baseotto	29,405	95,593	6,020	196,372	27,096	883,872	1,175,837
Michelle K. Davies	14,099	98,508	1,812	59,107	8,162	266,244	423,859
Rakesh K. Jindal	6,634	22,750	1,433	46,744	6,451	210,432	279,926
Gary T. Nedelka	16,859	63,725	4,013	130,904	18,064	589,248	783,877
Jonathan C. Nield	7,966	29,138	572	18,659	2,580	84,160	131,957
Roberto Penno(3)	19,199	98,522	2,007	65,468	9,032	294,624	458,614
Stephen Rostron	—	—	—	—	—	—	—
Beth B. Sexton	34,828	119,726	2,293	74,798	10,322	336,704	531,228
Lisa Z. Wood	6,538	21,851	1,375	44,853	6,193	202,016	268,720

Notes:

(1)
Umberto della Sala's employment with Foster Wheeler ended with his retirement on 31 December 2013 and he served as a director of Foster Wheeler until the Foster Wheeler AGM on 7 May 2014.

(2)
In addition to serving as a director, J. Kent Masters is President and Chief Executive Officer of Foster Wheeler.

(3)
Roberto Penno assumed the position of Chief Executive Officer, E&C, formerly held by Umberto della Sala, on 11 November 2013.

Change in Control Agreements

Foster Wheeler's employment agreements with its executive officers provide each executive officer with certain payments and benefits if his or her employment is terminated without cause during a "change in control period" or if he or she resigns for good reason during a change in control period. A "change in control period" is defined as (i) in the case of Franco Baseotto and Beth Sexton, the 13 months following a change in control and (ii) in the case of all other executive officers, the 24 months following a change in control. The closing of the Offer will qualify as a change in control for purposes of Foster Wheeler's employment agreements with its executive officers.

The employment agreements provide for certain cash severance benefits as follows:

•
Base salary:

  •
  J. Kent Masters, Rakesh Jindal, Roberto Penno and Lisa Wood—a sum equal to two times annual base salary for the year in which the termination occurs, paid over the course of two years at the same time intervals at which active employees are paid.

  •
  Michelle Davies, Jonathan Nield and Stephen Rostron—a lump sum equal to two times annual base salary for the year in which the termination occurs, paid on the 60th day following termination.

  •
  Gary Nedelka—a sum equal to two and a half times annual base salary for the year in which the termination occurs, paid over the course of two and a half years at the same time intervals at which active employees are paid.

  •
  Beth Sexton—a lump sum equal to two and a half times annual base salary for the year in which the termination occurs, paid within 30 days following termination.

  •
  Franco Baseotto—a lump sum equal to three times annual base salary for the year in which the termination occurs, paid within 30 days following termination.

•
Bonus:

  •
  J. Kent Masters—a sum equal to two times the target short-term incentive award, or STI, paid in two payments, each equal to 100 per cent. of target STI, with the payments being made in the first and second years following termination, in each case at the same time Foster Wheeler pays annual cash incentives to its active employees. J. Kent Masters would also be paid a pro rata portion of his target STI for the year of termination (to the extent not already paid) as a lump sum within 60 days following termination.

  •
  Rakesh Jindal, Roberto Penno and Lisa Wood—a sum equal to two times target STI, paid in two payments, each equal to 100 per cent. of target STI, with the payments being made in the first and second years following termination, in each case at the same time Foster Wheeler pays annual cash incentives to its active employees.

  •
  Michelle Davies, Jonathan Nield and Stephen Rostron—a lump sum equal to (i) two times target STI, plus (ii) a pro rata portion of target STI for the year of termination (to the extent not already paid), paid on the 60th day following termination.

  •
  Gary Nedelka—a sum equal to two and a half times target STI, paid in three payments, the first two equal to 100 per cent. of target STI and the third equal to 50 per cent. of target STI, with the payments being made in the first, second and third years following termination, in each case at the same time Foster Wheeler pays annual cash incentives to its active employees. Gary Nedelka would also be paid for the year of termination a pro rata portion of the higher of (i) highest annual STI paid within the past three years and (ii) the annual STI for the most recently completed financial year, referred to as his Highest Annual Bonus (to the extent not already paid, by the Single Trigger Payment described below or otherwise) within 30 days following termination.

  •
  Beth Sexton—a lump sum equal to: (i) two and a half times her Highest Annual Bonus, plus (ii) for the year of termination a pro rata portion of her Highest Annual Bonus (to the extent not already paid, by the Single Trigger Payment described below or otherwise), paid within 30 days following termination.

    •
    Franco Baseotto—a lump sum equal to (i) three times his Highest Annual Bonus, plus (ii) for the year of termination a pro rata portion of his Highest Annual Bonus (to the extent not already paid, by the Single Trigger Payment described below or otherwise), paid within 30 days following termination.

In addition, Franco Baseotto, Gary Nedelka and Beth Sexton will each receive, as soon as possible after the change in control, a sum, referred to as the Single Trigger Payment, equal to his or her STI for the year immediately preceding the year in which the change in control occurred, which is payable on a "single-trigger" basis (i.e., upon the occurrence of a change in control, regardless of whether the executive officer experiences a qualifying termination of employment following the change in control).

Under the employment agreements and/or the Foster Wheeler Omnibus Plan, upon the termination of an executive officer during a change in control period, all unvested Foster Wheeler awards granted to the executive officer vest in full.

The employment agreements also provide for the continuation of health care benefits for specific periods of time following termination (24 months for J. Kent Masters, Roberto Penno, Rakesh Jindal, Jonathan Nield, Stephen Rostron, Michelle Davies and Lisa Wood, 30 months for Gary Nedelka and Beth Sexton, and 60 months for Franco Baseotto), as well as reimbursement of costs for career transition services up to specified amounts and, in the case of J. Kent Masters, Franco Baseotto, Rakesh Jindal and Beth Sexton, reimbursements for the reasonable costs of repatriation to the United States.

The employment agreements with Franco Baseotto, Gary Nedelka, Beth Sexton and Lisa Wood also provide for specified tax gross-up payments for excise taxes incurred under section 280G or 4999 of the Code. The employment agreements with J. Kent Masters, Rakesh Jindal, Jonathan Nield and Stephen Rostron provide that to the extent any change in control payments or benefits result in an excise tax under section 280G or 4999 of the Code, a "modified cap" would be applied, by which the executive officer would receive the greater of (i) the total parachute payments net of all income and excise taxes or (ii) the total parachute payment reduced to the amount that would result in the payment of no excise taxes, net of income taxes.

As consideration for receiving severance benefits under the employment agreement, an executive officer must execute and deliver to Foster Wheeler a waiver and release agreement. The employment agreements also contain standard non-compete and non-solicitation clauses for certain periods of time following termination during a change in control period. The non-compete and non-solicitation restrictions included in Foster Wheeler's employment agreements with its executive officers are effective for the following periods following termination during a change in control period:

Name	Non-Compete Term	Non-Solicitation Term
J. Kent Masters	24 months	24 months
Franco Baseotto	12 months	24 months
Michelle K. Davies	12 months	12 months
Rakesh K. Jindal	24 months	24 months
Gary T. Nedelka	30 months	30 months
Jonathan C. Nield	12 months	12 months
Roberto Penno	24 months	24 months
Stephen Rostron	12 months	12 months
Beth B. Sexton	30 months	30 months
Lisa Z. Wood	24 months	24 months

Termination for Cause

The employment agreements with Foster Wheeler's executive officers generally define "cause" as any felony, use of illegal drugs or act of theft, embezzlement or moral turpitude, an uncured material breach of the employment agreement or breach of a fiduciary duty to Foster Wheeler, gross negligence or wilful misconduct in the performance of the executive officer's duties or refusal to perform his or her duties, or a material violation of Foster Wheeler's Code of Business Conduct and Ethics.

Resignation for Good Reason

The employment agreements with Foster Wheeler's executive officers generally define "good reason" in the context of a termination during a change in control period as:

•
a reduction of the executive's base salary and benefits (other than as part of across-the-board changes for senior executives at Foster Wheeler);

•
exclusion from executive benefit or compensation plans;

•
a material change in the geographic location of the executive officer's principal office; or

•
a material breach of the agreement by Foster Wheeler.

Each of the current executive officers other than Rakesh Jindal, Roberto Penno and Lisa Wood can also resign for good reason following a material diminution in his or her title, duties, responsibilities or authority during a change in control period (Rakesh Jindal can resign for good reason following a material diminution in his title, duties, responsibilities or authority on or after six months following a change in control).

For Franco Baseotto, Rakesh Jindal, Gary Nedelka, Beth Sexton and Lisa Wood, good reason also includes resignation in compliance with applicable securities or corporate governance applicable law (such as the US Sarbanes-Oxley Act) or rules of professional conduct specifically applicable to him or her.

In addition, for Franco Baseotto, any termination of his employment agreement for any reason within the 30 days immediately following the first anniversary of a change in control shall be considered a termination for good reason.

The foregoing is a summary of certain material provisions of the employment agreements of Foster Wheeler's executive officers and officers. The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the employment agreements.

Information Regarding Golden Parachute Compensation

The table below sets forth the potential payments to executive officers pursuant to the terms of their respective employment agreements upon a termination of their employment following the closing of the Offer. The table below assumes that the closing of the Offer, which will qualify as a change in control of Foster Wheeler, will become effective on 30 June 2014 and that the employment of each executive officer will be involuntarily terminated without cause or that each executive officer will resign for good reason on that date. The actual date of the closing of the Offer will depend, among other things, upon the satisfaction of conditions described in "The Offer". The table excludes any base salary, short term incentive compensation and vacation earned or accrued but unpaid as of that date. It also excludes the continuation of certain employee benefits pursuant to the terms of Foster Wheeler's employee benefit plans, which is available to all salaried employees, and the reasonable repatriation costs to the United States which some of Foster Wheeler's executives are entitled to receive pursuant to their employment agreements. The value estimated to be realised upon the acceleration of unvested Foster Wheeler awards assumes (i) a price per Foster Wheeler share equal to the Assumed Offer Price of $32.62 and

(ii) that replacement awards of AMEC shares that are to be granted pursuant to the Implementation Agreement for unvested Foster Wheeler awards granted after 8 November 2012 (as described above under "—Treatment of Foster Wheeler Options, Foster Wheeler RSUs and Foster Wheeler PRSUs under the Implementation Agreement") have not been granted as of the time of termination.

	Termination in connection with a change in control
	Cash(1)	Equity(2)	Pension / Non-Qualified Deferred Compen- sation(3)	Perquisites / benefits(4)	Tax reimbursement(5)	Other	Total
	($)
J. Kent Masters	4,982,753	18,054,744	—	65,890	—	—	23,103,387
Franco Baseotto	3,635,280	3,854,565	—	87,905	—	—	7,577,750
Michelle K. Davies	1,579,332	1,250,621	—	55,260	—	—	2,885,213
Rakesh K. Jindal	1,103,977	917,652	—	48,260	—	—	2,069,889
Gary T. Nedelka	2,472,755	3,005,358	—	58,325	—	—	5,536,438
Jonathan C. Nield	997,584	430,748	—	55,260	—	—	1,483,592
Roberto Penno	2,318,093	2,287,031	—	48,606	—	—	4,653,730
Stephen Rostron	907,275	329,987	—	55,260	—	—	1,292,522
Beth B. Sexton	2,324,815	1,468,375	—	66,693	—	—	3,859,883
Lisa Z. Wood	993,871	880,979	—	48,260	—	—	1,923,110

Notes:

(1)
Cash: The amounts in this column reflect the cash severance payment to which the executive officers would be entitled under their employment agreements.

For J. Kent Masters, Roberto Penno, Rakesh Jindal, Jonathan Nield, Stephen Rostron, Michelle Davies and Lisa Wood, this amount is equal to two times the sum of his or her annual base salary for 2014 and his or her target STI for 2014, plus the pro rata portion of his or her target STI for 2014 (in this case prorated for six months), all of which is payable on a "double-trigger" basis (i.e., only if the executive officer experiences a qualifying termination of employment following the change in control).

For Gary Nedelka, this amount is equal to (i) two and a half times the sum of his annual base salary for 2014 and his target STI for 2014, all of which is payable on a double-trigger basis, plus (ii) his STI for 2013, which is payable on a "single-trigger" basis (i.e., upon the occurrence of a change in control, regardless of whether he experiences a qualifying termination of employment following the change in control).

For Beth Sexton, this amount is equal to (i) two and a half times the sum of her annual base salary for 2014 and her Highest Annual Bonus (defined above), all of which is payable on a double-trigger basis, plus (ii) her STI for 2013, which is payable on a "single-trigger" basis.

For Franco Baseotto, this amount is equal to (i) three times the sum of his annual base salary for 2014 and his Highest Annual Bonus, all of which is payable on a double-trigger basis, plus (ii) his STI for 2013, which is payable on a single-trigger basis.

(2)
Equity: The amounts in this column reflect the value of the accelerated vesting of the executive officers' unvested Foster Wheeler awards, which include Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs. The value of the unvested and accelerated Foster Wheeler options has been calculated as the difference between the Assumed Offer Price of $32.62 per Foster Wheeler share and the exercise price of the Foster Wheeler option, multiplied by the number of unvested Foster Wheeler shares underlying such Foster Wheeler option as at 30 June 2014. The value of the unvested and accelerated Foster Wheeler RSUs and Foster Wheeler PRSUs (assuming for this purpose that Foster Wheeler's Compensation and Executive Development Committee has determined that the applicable performance metrics for all Foster Wheeler PRSUs have been satisfied at the maximum level) and has been calculated at the Assumed Offer Price of $32.62 multiplied by the number of unvested Foster Wheeler shares underlying the Foster Wheeler RSUs and Foster

  Wheeler PRSUs as at 30 June 2014. The following table sets forth the value of the acceleration of unvested Foster Wheeler awards in greater detail:

	Awards granted on or before 8 November 2012(a)				Awards granted after 8 November 2012(b)
	Value of Accelerated Foster Wheeler options	Value of Accelerated Foster Wheeler RSUs	Value of Accelerated Foster Wheeler PRSUs	Total	Value of Accelerated Foster Wheeler options	Value of Accelerated Foster Wheeler RSUs	Value of Accelerated Foster Wheeler PRSUs	Total
	($)
J. Kent Masters	738,149	1,261,807	4,783,185	6,783,141	—	3,124,991	8,146,612	11,271,603
Franco Baseotto	95,593	196,372	883,872	1,175,837	—	801,330	1,877,398	2,678,728
Michelle K. Davies	32,415	59,107	266,244	357,766	—	267,083	625,772	892,855
Rakesh K. Jindal	22,750	46,744	210,432	279,926	—	190,748	446,978	637,726
Gary T. Nedelka	63,725	130,904	589,248	783,877	—	969,904	1,251,577	2,221,481
Jonathan C. Nield	9,098	18,659	84,160	111,917	—	95,366	223,465	318,831
Roberto Penno	31,867	65,468	294,624	391,959	—	872,865	1,022,207	1,895,072
Stephen Rostron	—	—	—	—	—	206,176	123,811	329,987
Beth B. Sexton	36,421	74,798	336,704	447,923	—	305,258	715,194	1,020,452
Lisa Z. Wood	21,851	44,853	202,016	268,720	—	183,152	429,107	612,259

Notes:

(a)
As described above under "—Treatment of Foster Wheeler Options, Foster Wheeler RSUs and Foster Wheeler PRSUs under the Implementation Agreement", any Foster Wheeler award granted on or before 8 November 2012 will vest in full upon the closing of the Offer, and the acceleration of these Foster Wheeler awards is a single-trigger benefit that will occur regardless of whether the executive officer experiences a qualifying termination of employment following the change in control.

(b)
The acceleration of any Foster Wheeler award granted after 8 November 2012 is a double-trigger benefit that will occur only if the executive officer experiences a qualifying termination of employment following the change in control.
(3)
Pension/Non-qualified Deferred Compensation: None of the executive officers will receive any increased pension or non-qualified deferred compensation benefits in connection with the Offer.

(4)
Perquisites/Benefits: The amounts in this column reflects the sum of the following benefits, all of which are available on a double-trigger basis:

(i)
Continuing health and welfare benefits, representing 24 months of continuing health and welfare benefits for J. Kent Masters, Roberto Penno, Rakesh Jindal, Jonathan Nield, Stephen Rostron, Michelle Davies and Lisa Wood, 30 months of continuing health and welfare benefits for Gary Nedelka and Beth Sexton, and 60 months of continuing health and welfare benefits for Franco Baseotto.

(ii)
The maximum amount of executive career transition assistance for each of the executive officers.

The following table sets forth these values in greater detail:

	Health and Welfare Benefits	Executive Career Assistance
	($)
J. Kent Masters	57,890	8,000
Franco Baseotto	79,905	8,000
Michelle K. Davies	40,260	15,000
Rakesh K. Jindal	40,260	8,000
Gary T. Nedelka	50,325	8,000
Jonathan C. Nield	40,260	15,000
Roberto Penno	40,260	8,346
Stephen Rostron	40,260	15,000
Beth B. Sexton	58.693	8,000
Lisa Z. Wood	40,260	8,000
(5)
Tax reimbursement: This column reflects the gross-up payment, if any, for excise taxes estimated to be incurred in accordance with section 280G and section 4999 of the Code. Under their employment agreements, Franco Baseotto, Gary Nedelka, Beth Sexton and Lisa Wood are entitled to receive such gross-up payments. None of these executive officers are expected to be subject to this excise tax and, therefore, Foster Wheeler does not anticipate making any tax reimbursement payments to these executive officers.

Interests of AMEC International Investments BV and AMEC in the Offer

The name, citizenship, business address, business telephone, principal occupation or employment, and five-year employment history for each of AMEC International Investments BV's directors and AMEC's current directors and executive officers and certain other information is set forth in "Management of AMEC International Investments BV and AMEC".

Agreements

The Mandate Agreements between AMEC and the New Directors

In satisfaction of one of the conditions to the completion of the Offer, see "Material Agreements—Implementation Agreement—Conditions to the Completion of the Offer", it is expected that the two New Directors,                         and                         , shall each enter into a mandate agreement with AMEC, or the Mandate Agreement. The Mandate Agreement requires that the New Director must comply with and act on the instructions provided by AMEC, provided that the New Director does not have to comply with any instruction that would result in the New Director not acting in accordance with all applicable laws and regulations including his or her fiduciary duties as a director of Foster Wheeler. If AMEC is unable to, or does not provide instructions, or a matter requires immediate action and the New Director cannot obtain instructions from AMEC, then the New Director must act, to the best of his or her knowledge, in the best interest of Foster Wheeler. The New Director will be entitled to a fee, which has yet to be determined, but will be a reasonable fee customary for mandate agreements in similar circumstances.

During the term of the Mandate Agreement and following its termination, AMEC shall not, and shall procure that Foster Wheeler will not, bring any claim for monetary damages against the New Director in his or her capacity as agent under the Mandate Agreement and/or director of Foster Wheeler except for claims for, or based upon, fraud, unlawful intent or gross negligence. In addition, under the Mandate Agreement, AMEC will waive any claims and release the New Director from any responsibility, and instruct that Foster Wheeler shall waive any claims and release the New Director from any responsibility arising out of or in connection with the New Director's actions or omissions in the direction and management of Foster Wheeler made in accordance with AMEC's instructions.

If AMEC terminates the Mandate Agreement after the completion of the Offer, the New Director shall resign from Foster Wheeler's Board in accordance with AMEC's instructions. If the New Director terminates the Mandate Agreement after the completion of the Offer, the New Director shall, unless mutually agreed otherwise, resign from Foster Wheeler's Board with immediate effect.

Letters of Appointment between AMEC and the New Directors

Pursuant to the Implementation Agreement, two of the current Directors of Foster Wheeler shall be appointed as non-executive Directors of AMEC following the closing of the Offer. AMEC expects that each of the New Directors will enter into letters of appointment with AMEC whereby they agree to their appointment as non-executive Directors of AMEC with effect from the Offer closing. The terms of the appointment of the New Directors are expected to be substantially the same as the terms of appointment of the other non-executive Directors on AMEC's Board. As part of these terms, it is expected that AMEC will provide the New Directors with customary rights to indemnification against personal liability and customary rights under directors' and officers' liability insurance, in each case on the same terms as the other non-executive Directors on AMEC's Board.

Except as described above and as set forth elsewhere in this prospectus, there have been no agreements, arrangements or understandings, nor any actual or potential conflict of interest, between AMEC, AMEC International Investments BV, or, to the best knowledge of AMEC and AMEC

International Investments BV, any of their directors or executive officers or any of their affiliates on the one hand, and Foster Wheeler, its executive officers, directors or affiliates on the other hand.

Certain Other Relationships with Foster Wheeler

Except as described in this prospectus, none of AMEC, AMEC International Investments BV, nor, to the best knowledge of AMEC and AMEC Investments International BV, any of their current directors and executive officers, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Foster Wheeler, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this prospectus, there have been no contacts, negotiations or transactions between AMEC or any of its subsidiaries, including AMEC Investments International BV, or, to the best knowledge of AMEC and AMEC International Investments BV, any of their current directors and executive officers, on the one hand, and Foster Wheeler or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Except as described in this prospectus, none of AMEC, AMEC International Investments BV, nor, to the best knowledge of AMEC and AMEC International Investments BV, any of their current directors and executive officers, has had any business relationship or transaction with Foster Wheeler or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Securities Ownership and Transactions

As of the date of this prospectus, except as described in this prospectus, none of (i) AMEC, AMEC International Investments BV, or, to the best knowledge of AMEC and AMEC International Investments BV, any of their current directors or executive officers, or any of their respective associates or majority owned subsidiaries, beneficially owns or has any right to acquire, directly or indirectly, any securities of Foster Wheeler; and (ii) in the 60 days prior to the date of this prospectus, none of AMEC, AMEC International Investments BV, or, to the best knowledge of AMEC and AMEC International Investments BV, or any of their current directors or executive officers or any of their respective associates or majority owned subsidiaries, have effected any transactions in securities of Foster Wheeler.

AMEC does not believe that the Offer and the Acquisition will result in a change of control impacting grants under any of its long-term incentive or stock option plans or a change in control under any change in control agreement between it and its employees. As a result, no options or other equity grants by such persons will vest as a result of the Offer and Acquisition.

Persons/Assets, Retained, Employed, Compensated or Used

As of the date of this prospectus and except as set forth elsewhere in this section, neither AMEC nor AMEC Investments International BV has nor expects to employ or use any officer, class of employees or corporate assets of Foster Wheeler in connection with the Offer.

MARKET PRICE AND DIVIDEND DATA

Market Prices

AMEC

AMEC shares are listed on the LSE under the symbol "AMEC". As at 28 July 2014, AMEC had 10,902 holders of record. The table below sets forth the highest and lowest quoted prices of AMEC shares on the LSE.

	AMEC shares
	High	Low
	(£ per AMEC share)
Year ended 31 December 2011
2009	8.66	4.92
2010	11.68	7.34
2011	12.51	7.41
2012	11.72	9.23
2013	12.07	9.66
Year ended 31 December 2012
First Quarter	11.71	9.33
Second Quarter	11.47	9.23
Third Quarter	11.72	10.20
Fourth Quarter	11.55	9.95
Year ended 31 December 2013
First Quarter	11.24	10.10
Second Quarter	10.98	9.66
Third Quarter	11.10	10.02
Fourth Quarter	12.07	10.40
Year ending 31 December 2014
First Quarter	11.24	10.20
Second Quarter	12.62	11.65
Third Quarter (through 28 July)	12.45	11.46
Year ended 31 December 2013
December	11.19	10.40
Year ending 31 December 2014
January	11.05	10.20
February	11.23	10.29
March	11.24	10.66
April	12.44	11.71
May	12.42	11.65
June	12.62	11.96
July (through 28 July)	12.45	11.46

As at 28 July 2014, the latest practicable trading day prior to the date of this prospectus, the quoted price of AMEC shares on the LSE was £11.46.

Foster Wheeler

Foster Wheeler shares are listed on NASDAQ under the symbol "FWLT". As at 30 June 2014, Foster Wheeler had 2,204 holders of record. The table below sets forth the reported high and low sales prices in US dollars of Foster Wheeler shares on NASDAQ for the periods indicated.

	Foster Wheeler shares
	High	Low
	($ per Foster Wheeler share)
Year ended 31 December 2011
2009	34.96	12.88
2010	35.00	20.53
2011	39.63	17.07
2012	25.67	15.60
2013	33.00	19.56
Year ended 31 December 2012
First Quarter	25.67	19.47
Second Quarter	24.05	15.87
Third Quarter	24.68	15.60
Fourth Quarter	24.76	21.12
Year ended 31 December 2013
First Quarter	27.01	19.87
Second Quarter	24.79	19.56
Third Quarter	26.52	20.40
Fourth Quarter	33.00	25.90
Year ending 31 December 2014
First Quarter	32.42	29.39
Second Quarter	34.73	32.84
Third Quarter (through 28 July 2014)	34.92	33.36
Year ended 31 December 2013
December	33.00	30.76
Year ending 31 December 2014
January	32.15	29.62
February	32.12	29.39
March	32.42	31.34
April	34.28	32.95
May	34.34	32.84
June	34.73	33.77
July (through 28 July 2014)	34.92	33.36

As at 28 July 2014, the latest practicable trading day prior to the date of this prospectus, the reported price of Foster Wheeler shares on NASDAQ was $33.36.

Dividends

AMEC

The following table sets forth the pounds sterling amount of interim and final net dividends declared on each AMEC share during the periods indicated.

	Dividend per share
	Interim	Final	Total
	(pence per AMEC share)
2009	6.1	11.6	17.7
2010	7.3	19.2	26.5
2011	10.2	20.3	30.5
2012	11.7	24.8	36.5
2013	13.5	28.5	42.0

Foster Wheeler

On 21 May 2014, Foster Wheeler distributed the Permitted Foster Wheeler Dividend to holders of Foster Wheeler shares outstanding on the date of the Foster Wheeler AGM on 7 May 2014.

LEGAL MATTERS

Linklaters LLP, One Silk Street, London EC2Y 8QH, United Kingdom will pass on the validity of the AMEC shares to be issued pursuant to the offer.

 EXPERTS

The annual consolidated financial statements of AMEC as at and for each of the years in the three-year period ended 31 December 2013 included in this prospectus have been included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

The financial statements of Foster Wheeler as at 31 December 2013 and 2012 and for each of the three years in the period ended 31 December 2013 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 ADDITIONAL INFORMATION FOR SECURITY HOLDERS

Where You Can Find More Information

Foster Wheeler files reports with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public from commercial prospectus retrieval services and at the internet website maintained by the SEC at www.sec.gov. You may also inspect certain reports and other information concerning Foster Wheeler at the offices of NASDAQ, One Liberty Plaza, 165 Broadway, 50th Floor, New York, New York 10006. You can also get more information by visiting Foster Wheeler's website (www.fwc.com). Website materials are not part of this prospectus.

AMEC has filed a registration statement on Form F-4 with the SEC (SEC file no. 333-        ) to register the AMEC shares that will underlie the AMEC ADSs that holders of Foster Wheeler shares will receive following completion and acceptance of the Offer. This document is part of that registration statement on Form F-4 and is a prospectus of AMEC. This prospectus does not contain all the information set forth in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the SEC. Deutsche Bank Trust Company Americas, as the AMEC depositary, has filed a separate registration statement on Form F-6 (Registration No. 333-        ) with the SEC for the registration of the AMEC ADSs that Foster Wheeler shareholders will receive in connection with the Offer. For further information, you should read the two registration statements on Form F-4 and Form F-6 and the exhibits and schedules filed with those registration statements as they contain important information about AMEC and Foster Wheeler and the AMEC shares and AMEC ADSs. AMEC has filed with the SEC a tender offer statement on Schedule TO, which AMEC may amend from time to time during the pendency of the Offer, as required by US law and regulations. Foster Wheeler has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, which Foster Wheeler may amend from time to time during the pendency of the Offer, as required by US law and regulations. The proposed offer is being made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch.

You should rely only on the information contained in this prospectus in deciding whether to accept this Offer. AMEC has not authorised anyone to provide you with information that is different than what is contained in this prospectus. This prospectus is accurate as at its date. You should not assume that the information contained in this prospectus is accurate as at any date other than that date, and neither the mailing of this prospectus to you nor the issuance of AMEC shares in the Offer shall create any implication to the contrary.

 SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES UNDER
US SECURITIES LAWS

AMEC is a public limited company incorporated under the laws of England and Wales. Other than one PDMR, all of AMEC's directors, executive officers and PDMRs, and certain experts named in this prospectus, reside outside the United States. All or a substantial portion of AMEC's assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon AMEC or those persons or to enforce against AMEC or them, either inside or outside the United States, judgments obtained in US courts, or to enforce in US courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon civil liability provisions of the federal securities laws of the United States. AMEC has been advised by its English solicitors, Linklaters LLP (as to English law), that, both in original actions and in actions for the enforcement of judgments of US courts, there is doubt as to whether civil liabilities predicated solely upon the US federal securities laws are enforceable in England.

WHO CAN HELP ANSWER MY QUESTIONS?

AMEC

The exchange agent is:
American Stock Transfer & Trust Company, LLC

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	For Notice of Guaranteed Delivery By Facsimile: 1-781-234-5001	By Hand or Overnight Courier, or Other Expedited Service: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The information agent is:

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this prospectus:

•
"Acquisition" refers to the proposed acquisition of Foster Wheeler by AMEC pursuant to the Offer and the Squeeze-Out Merger, if initiated;

•
"ADR" refers to American Depositary Receipt;

•
"ADR programme" refers to the American Depositary Receipt programme;

•
"AMEC" refers to AMEC plc;

•
"AMEC ADSs" refers to AMEC American depositary shares, each of which represents one AMEC share;

•
"AMEC's Board" refers to the board of directors of AMEC plc;

•
"AMEC securities" refers to the AMEC shares and AMEC ADSs;

•
"AMEC shares" refers to the ordinary shares of AMEC, nominal value £0.50 per share;

•
"ARPC" refers to Analysis Research Planning Corporation;

•
"Business Day" refers to any day other than a Saturday or Sunday on which banks in the City of London, New York and Zurich are generally open for business;

•
"CFIUS" refers to the Committee on Foreign Investment in the United States;

•
"CHF" refers to the lawful currency of the Swiss Confederation;

•
"Depositary" refers to Deutsche Bank Trust Company Americas;

•
"DTC" refers to The Depository Trust Company;

•
"DTR" refers to the UK Disclosure and Transparency Rules;

•
"E&I" refers to Environment & Infrastructure;

•
"Enlarged Group" refers to the AMEC group as enlarged by the Acquisition;

•
"EPC" refers to engineering, procurement and construction;

•
"EPS" refers to earnings per share;

•
"Exchange Act" refers to the Securities Exchange Act of 1934, as amended;

•
"Exchange agent" refers to American Stock Transfer & Trust Company, LLC;

•
"FCA" refers to the UK Financial Conduct Authority;

•
"Foster Wheeler" refers to Foster Wheeler AG; except as the context requires, "Foster Wheeler" refers to Foster Wheeler and its direct and indirect subsidiaries for the period after 9 February 2009, and Foster Wheeler Ltd., its former parent company, and its direct and indirect subsidiaries for the period prior to 9 February 2009;

•
"Foster Wheeler's Board" refers to the board of directors of Foster Wheeler AG;

•
"Foster Wheeler shares" refers to the registered shares of Foster Wheeler, par value CHF3.00 per share;

•
"IAE" refers to the International Energy Agency (World Energy Outlook © OECD/IEA, 2013);

•
"IFBC" refers to IFBC AG;

•
"IFRS" refers to International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted for use in the European Union as at 31 December 2013;

•
"Information agent" refers to            ;

•
"Lenders" refers to Bank of America Merrill Lynch International Limited, Bank of Tokyo Mitsubishi UFJ, Ltd., Barclays Bank PLC and The Royal Bank of Scotland plc;

•
"Longstop Date" refers to 31 October 2014, beyond which neither AMEC nor AMEC International Investments BV will be required to extend the Offer;

•
"LSE" refers to the London Stock Exchange;

•
"minimum tender condition" refers to the condition requiring receipt of valid acceptances for at least 80 per cent. of the Foster Wheeler shares by the expiration of the Offer, which is subject to AMEC's right to waive down to 66 2/3 per cent.;

•
"NASDAQ" refers to NASDAQ Stock Market LLC;

•
"New Directors" refers to the two non-executive directors of Foster Wheeler to be appointed as non-executive directors of AMEC after the closing of the Offer;

•
"NMP" refers to Nuclear Management Partners Limited;

•
"NYSE" refers to the New York Stock Exchange;

•
"Offer" refers to the exchange offer for all of the Foster Wheeler shares by AMEC;

•
"OPEB plan" refers to other post-retirement benefit plans;

•
"pounds", "pounds sterling" or "£" refers to the lawful currency of the United Kingdom;

•
"PRSU" refers to performance-related restricted share unit;

•
"qedi" refers to QED International Limited;

•
"RNS" refers to Regulatory News Service;

•
"RSU" refers to restricted share unit;

•
"SDRT" refers to Stamp Duty Reserve Tax;

•
"SEC" refers to the US Securities and Exchange Commission;

•
"Securities Act" refers to the Securities Act of 1933, as amended;

•
"Settlement of the offers" refers to the payment of cash and issuance of AMEC shares as consideration for the Foster Wheeler shares exchanged in the Offer;

•
"Squeeze-Out Merger" refers to a statutory squeeze-out under Swiss law to cause any remaining Foster Wheeler shares to be transferred to AMEC and any remaining holders of Foster Wheeler shares to be compensated (in cash or otherwise) as required pursuant to article 8, paragraph 2 of the Swiss Merger Act;

•
"Swiss MergeCo" refers to the wholly-owned subsidiary of AMEC International Investments BV that will be the AMEC surviving entity in the Squeeze-Out Merger;

•
"UK Code" refers to the UK Corporate Governance Code;

•
"UKLA" refers to the UK Listing Authority;

•
"United Kingdom" or "UK" refers to the United Kingdom of Great Britain and Northern Ireland;

•
"United States" or "US" refers to the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

•
"US business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time;

•
"US dollars" or "$" refers to the lawful currency of the United States;

•
"US GAAP" refers to United States generally accepted accounting principles; and

•
"VWAP" refers to volume-weighted average price.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of AMEC plc

We have audited the accompanying consolidated balance sheets of AMEC plc as of December 31, 2013, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMEC plc at December 31, 2013, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
London, England
April 28, 2014

Consolidated income statement
For the year ended 31 December 2013

		2013				2012				2011
	Note	Before amortisation, impairment and exceptional items	Amortisation, impairment and exceptional items (note 5)	Total		Before amortisation, impairment and exceptional items (restated)	Amortisation, impairment and exceptional items (note 5)	Total (restated)		Before amortisation, impairment and exceptional items (restated)	Amortisation, impairment and exceptional items (note 5)	Total (restated)
		£ million	£ million	£ million		£ million	£ million	£ million		£ million	£ million	£ million
Continuing operations
Revenue	2,3	3,974	—	3,974		4,088	—	4,088		3,133	—	3,133
Cost of sales		(3,431)	—	(3,431)		(3,556)	—	(3,556)		(2,641)	—	(2,641)

Gross profit		543	—	543		532	—	532		492	—	492
Administrative expenses		(228)	(65)	(293)		(221)	(68)	(289)		(206)	(47)	(253)
(Loss)/profit on business disposals and closures		—	(7)	(7)		—	—	—		—	2	2

Profit/(loss) before net financing (expense)/income	4	315	(72)	243		311	(68)	243		286	(45)	241
Financial income		12	—	12		10	—	10		10	—	10
Financial expense		(14)	—	(14)		(11)	—	(11)		(2)	—	(2)
Net financing (expense)/income	7	(2)	—	(2)		(1)	—	(1)		8	—	8
Share of post-tax results of joint ventures	2,13	14	—	14		12	—	12		15	—	15

Profit/(loss) before income tax	2	327	(72)	255		322	(68)	254		309	(45)	264
Income tax	8	(67)	(2)	(69)		(68)	21	(47)		(70)	17	(53)

Profit/(loss) for the year from continuing operations		260	(74)	186		254	(47)	207		239	(28)	211
(Loss)/profit for the year from discontinued operations	9	(8)	—	(8)		(3)	5	2		(9)	25	16

Profit/(loss) for the year		252	(74)	178		251	(42)	209		230	(3)	227

Attributable to:
Equity holders of the parent				179				208				227
Non-controlling interests				(1)				1				—

				178				209				227

Basic earnings/(loss) per share	10
Continuing operations				63.8	p			65.2	p			64.4	p
Discontinued operations				(2.7	)p			0.6	p			4.8	p

				61.1	p			65.8	p			69.2	p

Diluted earnings/(loss) per share	10
Continuing operations				62.5	p			64.0	p			63.1	p
Discontinued operations				(2.7	)p			0.6	p			4.7	p

				59.8	p			64.6	p			67.8	p

Consolidated statement of comprehensive income
For the year ended 31 December 2013

	Note	2013	2012 (restated)	2011 (restated)
		£ million	£ million	£ million
Profit for the year		178	209	227
Other comprehensive income
Items that may be reclassified to profit and loss
Exchange movements:
Exchange movements on translation of foreign subsidiaries		(70)	(34)	—
Net (loss)/gain on hedges of net investment in foreign subsidiaries	19	(1)	1	4
Tax on exchange movements		1	(1)	—
Cash flow hedges:
Effective portion of changes in fair value		3	3	—
Tax on effective portion of changes in fair value		(1)	(1)	—
Transferred to the income statement		1	—	—

		(67)	(32)	4

Items that will not be reclassified to profit and loss
Actuarial gains/(losses) on defined benefit pension schemes	14	40	37	(64)
Tax on actuarial gains/(losses)		(20)	(24)	21

		20	13	(43)

Other comprehensive income		(47)	(19)	(39)

Total comprehensive income		131	190	188

Attributable to:
Equity holders of the parent		133	189	188
Non-controlling interests		(2)	1	—

Total comprehensive income		131	190	188

Consolidated balance sheet
As at 31 December 2013

	Note	2013	2012	2011
		£ million	£ million	£ million
ASSETS
Non-current assets
Property, plant and equipment	11	39	43	35
Intangible assets	12	907	969	848
Interests in joint ventures	13	52	47	41
Derivative financial instruments	19	1	—	—
Retirement benefit assets	14	102	86	32
Other receivables	20	24	27	23
Deferred tax assets	15	35	42	72

Total non-current assets		1,160	1,214	1,051

Current assets
Inventories	16	3	4	4
Trade and other receivables	17	956	1,014	844
Derivative financial instruments	19	5	1	4
Current tax receivable		10	10	31
Bank deposits (more than three months)	23	18	17	28
Cash and cash equivalents (excluding bank overdrafts)	23	232	258	493

Total current assets		1,224	1,304	1,404

Total assets		2,384	2,518	2,455

LIABILITIES
Current liabilities
Bank loans and overdrafts	23	(129)	(176)	—
Trade and other payables	18	(801)	(905)	(758)
Derivative financial instruments	19	(1)	(4)	(15)
Current tax payable		(73)	(66)	(55)

Total current liabilities		(1,004)	(1,151)	(828)

Non-current liabilities
Trade and other payables	20	(11)	(11)	—
Derivative financial instruments	19	—	—	(3)
Retirement benefit liabilities	14	(62)	(93)	(81)
Deferred tax liabilities	15	(20)	(9)	—
Provisions	21	(163)	(171)	(169)

Total non-current liabilities		(256)	(284)	(253)

Total liabilities		(1,260)	(1,435)	(1,081)

Net assets		1,124	1,083	1,374

EQUITY
Share capital	22	152	154	169
Share premium account	22	101	101	101
Hedging and translation reserves	22	33	99	131
Capital redemption reserve	22	34	32	17
Retained earnings	22	802	693	955

Total equity attributable to equity holders of the parent		1,122	1,079	1,373
Non-controlling interests		2	4	1

Total equity		1,124	1,083	1,374

The accounts on pages F-3 to F-68 were authorised for issue by the board of directors on 28 April 2014 and were signed on its behalf by:

Samir Brikho	Ian McHoul
Chief Executive	Chief Financial Officer

Consolidated statement of changes in equity

For the year ended 31 December 2013

	Share capital	Share premium	Hedging reserve	Translation reserve	Capital redemption reserve	Retained earnings	Total	Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
As at 1 January 2013	154	101	(2)	101	32	693	1,079	4	1,083

Profit for the year	—	—	—	—	—	179	179	(1)	178

Exchange movements on translation of foreign subsidiaries	—	—	—	(69)	—	—	(69)	(1)	(70)
Net loss on hedges of net investment in foreign subsidiaries	—	—	—	(1)	—	—	(1)	—	(1)
Tax on exchange movements	—	—	—	1	—	—	1	—	1
Effective portion of changes in fair value of cash flow hedges	—	—	3	—	—	—	3	—	3
Tax on effective portion of changes in fair value of cash flow hedges	—	—	(1)	—	—	—	(1)	—	(1)
Cash flow hedges transferred to the income statement	—	—	1	—	—	—	1	—	1
Actuarial gains on defined benefit pension schemes	—	—	—	—	—	40	40	—	40
Tax on actuarial gains	—	—	—	—	—	(20)	(20)	—	(20)

Other comprehensive income for the year	—	—	3	(69)	—	20	(46)	(1)	(47)

Total comprehensive income for the year	—	—	3	(69)	—	199	133	(2)	131
Dividends	—	—	—	—	—	(108)	(108)	—	(108)
Equity-settled share-based payments	—	—	—	—	—	14	14	—	14
Tax on equity-settled share-based payments	—	—	—	—	—	(1)	(1)	—	(1)
Acquisition of shares by trustees of the Performance Share Plan	—	—	—	—	—	(2)	(2)	—	(2)
Utilisation of treasury shares	—	—	—	—	—	7	7	—	7
Acquisition of shares under the buyback programme	(2)	—	—	—	2	—	—	—	—

As at 31 December 2013	152	101	1	32	34	802	1,122	2	1,124

Consolidated statement of changes in equity (continued)

For the year ended 31 December 2012

	Share capital	Share premium	Hedging reserve	Translation reserve	Capital redemption reserve	Retained earnings (restated)	Total (restated)	Non- controlling interests	Total equity (restated)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
As at 1 January 2012	169	101	(4)	135	17	955	1,373	1	1,374

Profit for the year	—	—	—	—	—	208	208	1	209

Exchange movements on translation of foreign subsidiaries	—	—	—	(34)	—	—	(34)	—	(34)
Net gain on hedges of net investment in foreign subsidiaries	—	—	—	1	—	—	1	—	1
Tax on exchange movements	—	—	—	(1)	—	—	(1)	—	(1)
Effective portion of changes in fair value of cash flow hedges	—	—	3	—	—	—	3	—	3
Tax on effective portion of changes in fair value of cash flow hedges	—	—	(1)	—	—	—	(1)	—	(1)
Actuarial gains on defined benefit pension schemes	—	—	—	—	—	37	37	—	37
Tax on actuarial gains	—	—	—	—	—	(24)	(24)	—	(24)

Other comprehensive income for the year	—	—	2	(34)	—	13	(19)	—	(19)

Total comprehensive income for the year	—	—	2	(34)	—	221	189	1	190
Dividends	—	—	—	—	—	(98)	(98)	—	(98)
Equity-settled share-based payments	—	—	—	—	—	15	15	—	15
Acquisition of shares by trustees of the Performance Share Plan	—	—	—	—	—	(6)	(6)	—	(6)
Utilisation of treasury shares	—	—	—	—	—	9	9	—	9
Acquisition of treasury shares	—	—	—	—	—	(36)	(36)	—	(36)
Acquisition of shares under the buyback programme	(15)	—	—	—	15	(322)	(322)	—	(322)
Forward share purchase agreement as at 31 December 2012*	—	—	—	—	—	(45)	(45)	—	(45)
Arising on business combinations	—	—	—	—	—	—	—	2	2

As at 31 December 2012	154	101	(2)	101	32	693	1,079	4	1,083

*
See note 22 for further details.

Consolidated statement of changes in equity (continued)

For the year ended 31 December 2011

	Share capital	Share premium	Hedging reserve	Translation reserve	Capital redemption reserve	Retained earnings (restated)	Total (restated)	Non- controlling interests	Total equity (restated)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
As at 1 January 2011	169	101	(4)	131	17	858	1,272	3	1,275

Profit for the year	—	—	—	—	—	227	227	—	227

Actuarial losses on defined benefit pension schemes	—	—	—	—	—	(64)	(64)	—	(64)
Tax on actuarial losses	—	—	—	—	—	21	21	—	21
Net gain on hedges of net investment in foreign subsidiaries	—	—	—	4	—	—	4	—	4

Other comprehensive income for the year	—	—	—	4	—	(43)	(39)	—	(39)

Total comprehensive income for the year	—	—	—	4	—	184	188	—	188
Dividends	—	—	—	—	—	(86)	(86)	—	(86)
Equity-settled share based payments	—	—	—	—	—	11	11	—	11
Acquisition of shares by trustees of the Performance Share Plan	—	—	—	—	—	(11)	(11)	—	(11)
Utilisation of treasury shares	—	—	—	—	—	11	11	—	11
Acquisition of treasury shares	—	—	—	—	—	(12)	(12)	—	(12)
Business disposal	—	—	—	—	—	—	—	(2)	(2)

As at 31 December 2011	169	101	(4)	135	17	955	1,373	1	1,374

Consolidated cash flow statement
For the year ended 31 December 2013

	Note	2013	2012 (restated)	2011 (restated)
		£ million	£ million	£ million
Cash flow from operating activities
Profit before income tax from continuing operations		255	254	264
(Loss)/profit before income tax from discontinued operations	9	(16)	2	(14)

Profit before income tax		239	256	250
Financial income	7	(12)	(10)	(10)
Financial expense	7	14	11	2
Share of post-tax results of joint ventures	2,13	(14)	(12)	(15)
Intangible amortisation and goodwill impairment	5,12	47	44	39
Impairment of joint venture investment	13	—	3	—
Depreciation	11	12	11	10
Loss on disposal of businesses	5,9	6	11	2
Difference between contributions to retirement benefit schemes and current service cost		—	(5)	(8)
Profit on disposal of property, plant and equipment		(1)	(2)	—
Loss on disposal of intangible assets		—	1	—
Equity-settled share-based payments		14	15	11

		305	323	281
Decrease/(increase) in inventories		1	—	(3)
Decrease/(increase) in trade and other receivables		66	(154)	(62)
(Decrease)/increase in trade and other payables and provisions		(80)	102	(7)

Cash generated from operations		292	271	209
Tax paid		(52)	(29)	(36)

Net cash flow from operating activities		240	242	173

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)		(20)	(159)	(254)
Funding of joint ventures		(7)	(11)	(12)
Purchase of property, plant and equipment		(10)	(19)	(12)
Purchase of intangible assets		(13)	(15)	(11)
Movements in bank deposits (more than three months)		(1)	11	168
Disposal of businesses (net of cash disposed of)		(4)	(6)	(9)
Disposal of property, plant and equipment		1	4	1
Interest received		9	8	6
Dividends received from joint ventures	13	8	11	17
Amounts paid on maturity of net investment hedges		(3)	(7)	(20)

Net cash flow from investing activities		(40)	(183)	(126)

Net cash flow before financing activities		200	59	47

Cash flow from financing activities
(Repayments of)/proceeds from other borrowings		(30)	150	—
Interest paid		(11)	(9)	—
Dividends paid		(108)	(98)	(86)
Acquisition of shares for cancellation		(45)	(322)	—
Cash flows in respect of treasury shares (net)*		7	(27)	(1)
Acquisition of shares by trustees of the Performance Share Plan		(2)	(6)	(11)

Net cash flow from financing activities		(189)	(312)	(98)

Increase/(decrease) in cash and cash equivalents		11	(253)	(51)
Cash and cash equivalents as at the beginning of the year		232	493	544
Exchange losses on cash and cash equivalents		(20)	(8)	—

Cash and cash equivalents as at the end of the year	23	223	232	493

Cash and cash equivalents consist of:
Cash at bank and in hand	23	153	169	130
Bank deposits (less than three months)	23	79	89	363
Bank overdrafts	23	(9)	(26)	—

Cash and cash equivalents as at the end of the year	23	223	232	493
Bank deposits (more than three months)	23	18	17	28
Bank loans	23	(120)	(150)	—

Net cash as at the end of the year		121	99	521

*
Net of £7 million (2012: £9 million; 2011: £11 million) received from SAYE option holders on exercise of options

Notes to the consolidated accounts

1      Significant accounting policies

AMEC plc is a public limited company, which is listed on the London Stock Exchange and incorporated and domiciled in the UK.

Statement of compliance

The consolidated accounts include the accounts of AMEC plc (AMEC) and all of its subsidiaries made up to 31 December each year, and the group's share of the profit after interest and tax and net assets of joint ventures based on the equity method of accounting.

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the group have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU as at 31 December 2013 (adopted IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements of AMEC are also prepared in accordance with IFRS as issued by the IASB.

Accounting standards adopted in the year

The following new accounting standards and amendments to existing standards have been adopted during the year.

IAS 19 'Employee Benefits' was amended in June 2011. The impact on the group has been to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit asset/liability.

The group's reported results and financial position have been restated as a result of the adoption of IAS 19 (2011). The impact on the results for the year ended 31 December 2011 is a decrease in cost of sales of £1 million, a reduction in net financing income of £8 million and a reduction in the income tax charge of £2 million, resulting in a lower profit after tax of £5 million. Within the consolidated statement of other comprehensive income, the impact is an decrease of £7 million to the actuarial losses on defined benefit schemes and an decrease of £2 million in the tax on actuarial losses resulting in an increased total comprehensive income of £5 million. There is no impact on either the net retirement benefit liability or related deferred tax balance within the balance sheet.

The impact on the results for the year ended 31 December 2012 is an increase in cost of sales of £1 million, a reduction in net financing income of £12 million and a reduction in the income tax charge of £5 million, resulting in a lower profit after tax of £8 million. Within the consolidated statement of other comprehensive income, the impact is an increase of £13 million to the actuarial gains on defined benefit schemes and an increase of £5 million in the tax on actuarial gains resulting in an increased total comprehensive income of £8 million. There is no impact on either the net retirement benefit liability or related deferred tax balance within the balance sheet.

The impact of IAS 19 (2011) on the results for the year ended 31 December 2013 has been a reduction in profit before tax of £19 million and a reduction in the income tax charge of £4 million, resulting in a lower profit after tax of £15 million. Within the consolidated statement of other comprehensive income, the impact is an increase of £19 million to the actuarial gains on defined benefit schemes and an increase of £4 million in the tax on actuarial gains resulting in an increased total comprehensive income of £15 million. There is no impact on either the net retirement benefit liability or related deferred tax balance within the balance sheet.

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

IAS 36 'Recoverable Amount Disclosures for Non-financial Assets' was amended in May 2013 to clarify certain disclosure requirements following the issue of IFRS 13 'Fair Value Measurement'.

IFRS 10 'Consolidated Financial Statements' builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated accounts of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 'Joint Arrangements' replaces IAS 31 'Interests in Joint Ventures'. IFRS 11 considers the classification of joint arrangements in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements.

IFRS 12 'Disclosures of Interests in Other Entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 'Fair Value Measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.

Adoption of IAS 36 (revised), IFRS 10, 11, 12 and 13 have no impact on the group's reported results or financial position.

New standards, amendments and interpretations issued but not effective which have not been early adopted by the group

There are no IFRS, IAS amendments or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

Basis of preparation

The accounts are presented in Sterling, rounded to the nearest million. All calculated numbers, for example earnings per share, are calculated on the underlying numbers to one decimal place precision. They are prepared on the historical cost basis except that derivative financial instruments and retirement benefit assets and liabilities are stated at fair value.

During 2012, AMEC announced a new organisation structure, to be adopted on 1 January 2013, designed to more fully support the future needs of its customers. The group is now managed geographically and the segmental analysis, as presented in note 2, has been restated to reflect the new structure of Americas, Europe and Growth Regions, together with Investment Services.

For a number of years, AMEC has been taking a more selective approach to the bidding of contracts in the former Power and Process (P&P) division in the UK, most notably in the area of conventional power. During 2013, all revenue-generating activity ceased. The UK conventional power business was considered to be a major line of business and is now reported as a discontinued business and the 2012 and 2011 comparatives have been restated accordingly.

The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Some of these policies require a high level of judgement, and AMEC believes that the most critical accounting policies and significant areas of judgement and estimation arise from the accounting for long-term contracts under IAS 11 'Construction Contracts', for provisions under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets', and for defined benefit pension schemes under IAS 19 (revised) 'Employee Benefits'. In addition judgement has also been applied in determining the appropriate presentation of the UK conventional power business and certain research and development government credits.

A significant amount of the group's activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 'Construction Contracts' which requires estimates to be made for contract costs and revenues.
Management bases its judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period. Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in accounting estimates is then reflected in the ongoing results.

When accounting for provisions for litigation and other items the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed.

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation and member life expectancy that underpin their valuations. For AMEC, these assumptions are important given the relative size of the schemes that remain open.

In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

Discontinued operations include the non-core Built Environment businesses, which were sold during 2007, SPIE, which was sold in 2006, and the UK conventional power business that was discontinued in 2013. The cash flows of discontinued operations are fully consolidated within AMEC up to the date of sale. The results and other disclosures in respect of discontinued operations are shown in note 9.

Going concern

The directors are satisfied that the group has adequate resources to operate for the foreseeable future. As at 31 December 2013 the group held net cash of £121 million and had committed banking facilities of £477 million.

The group will finance operations and growth from its existing cash resources and its committed banking facilities. The group's policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the group's budget and strategic plans.

Accounting policies

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated accounts.

Basis of consolidation

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

The group's investments in its joint ventures are accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the group's share of net assets of the joint venture since the acquisition date. The results of the joint ventures are included in the consolidated accounts from the date the joint control commences until the date that it ceases.

The aggregate of the group's share of profit or loss of a joint venture is shown on the face of the income statement and represents profit or loss after tax and non-controlling interests in the joint venture.

Losses of a joint venture are recognised only to the extent of the group's interest in the joint venture, unless the group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

When a group entity undertakes its activities under joint operations, the group as a joint operator recognises in relation to its interest in a joint operation:

•
its assets and liabilities, including its share of any assets and liabilities held jointly

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

•
its revenue from the sale of its share of the output arising from the joint operation

•
its share of the revenue from the sale of the output by joint operation

•
its expenses, including its share of any expenses incurred jointly.

Bid costs

Bid costs are expensed as incurred until the group is appointed as the preferred bidder. Subsequent to appointment as preferred bidder, bid costs are capitalised and held on the balance sheet provided the award of the contract is virtually certain and it is expected to generate sufficient net cash flow to allow recovery of the bid costs. Where bid costs are reimbursed at financial close, the proceeds are applied first against the balance of costs included in the balance sheet, with any additional amounts treated as deferred income and released to profit over the period of the contract.

Business combinations and goodwill

The purchase method is used to account for all business combinations.

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the assets, liabilities and contingent liabilities acquired.

Goodwill arising on acquisitions since 1 January 2004 is capitalised and subject to an impairment review, both annually and when there are indications that its carrying value may not be recoverable. Goodwill is not amortised.

Cash and cash equivalents and short-term investments

Cash comprises cash balances and deposits repayable on demand and available within one working day without penalty.

Cash equivalents are other deposits with a maturity period of three months or less from date of acquisition; convertible without an undue period of notice and not subject to a significant risk of changes in value.

Bank overdrafts that are repayable on demand and form an integral part of AMEC's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

In the consolidated balance sheet, bank overdrafts are shown within borrowings in current liabilities.

Deposits with a maturity period of more than three months at inception are classified as bank deposits (more than three months).

Development expenditure

Expenditure that is directly attributable to the development of wind farm projects is recognised as an intangible asset when the group can demonstrate it is probable that the wind farm development will generate future economic benefits in excess of the amounts capitalised and other relevant criteria for capitalising such costs in accordance with IAS 38 'Intangible Assets' have been met.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

when the wind farm development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is reviewed for impairment annually.

Discontinued operations and assets and liabilities held for sale

A discontinued operation is a separate major line of business or geographic area of operations that has either been disposed of, abandoned or is part of a plan to dispose of a major line of business or geographic area. An operation is classified as a discontinued operation in the year that the above criteria are met.

Certain legacy settlements and relevant provision adjustments are allocated to discontinued operations when appropriate.

Dividend income

Dividend income is recognised when the right to receive payment is established.

Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised in the income statement as incurred.

Defined benefit plans

The group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value; and the fair value of any plan assets (at bid price) is deducted. The liability discount rate is the yield at the balance sheet date on AA-rated corporate bonds that have maturity dates approximating to the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.

Actuarial gains and losses are recognised in other comprehensive income in the year in which they arise.

Exceptional items

As permitted by IAS 1 'Presentation of Financial Statements', certain items are presented separately as exceptional on the face of the consolidated income statement. In the opinion of the directors, these exceptional items require separate disclosure by virtue of their nature, size or incidence in order to obtain a clear and consistent presentation of the group's underlying performance and to provide consistency with internal management reporting. Exceptional items may include, but are not restricted to: profits or losses arising on disposal of businesses or on closure of businesses; business restructuring charges; and profits or losses arising on the disposal of fixed assets. In addition, acquisition-related costs including transaction costs, changes in deferred consideration and elements of deferred

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

compensation (those dependent on continued employment) which, in line with IFRS 3 'Business Combinations', are required to be charged to the income statement are also classified as exceptional.

Financial instruments

Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instrument.

Cash, bank deposits, borrowings and trade receivables and payables are held at amortised cost.

Derivative financial instruments are recognised initially and subsequently at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments or by discounting the expected future cash flows at prevailing interest rates.

The sale and purchase of derivative financial instruments are non-speculative.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge against the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, any gain or loss on the effective part of the derivative financial instrument is recognised in other comprehensive income and accumulated within the hedging reserve. The gain or loss on any ineffective portion of the hedge is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold, terminated or exercised. The cumulative gain or loss previously recognised in the hedging reserve remains there until the forecast transaction occurs. The cumulative gain or loss in the hedging reserve is transferred to the income statement in the same period that the hedged item affects profit or loss.

Foreign currencies

The group's consolidated accounts are presented in Sterling, which is also the parent company's functional currency. Each entity in the group determines its own functional currency and items included in the accounts of each entity are measured using that functional currency. An entity's functional currency reflects the underlying transactions, events and conditions that are relevant to it.

At an individual entity level, transactions in a currency other than the functional currency of the entity are translated to the functional currency at the exchange rate ruling at the day of the transaction. Entities which have multiple foreign currency transactions apply the average rate for the month as an approximation of the exchange rate on the day of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange ruling at the balance sheet date and any foreign exchange differences arising are recognised in the income statement except those arising on intra-group balances, settlement of which is neither planned nor probable to occur, which are recognised in other comprehensive income. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction.

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

On consolidation, the results of entities with a functional currency other than Sterling are translated into Sterling using a monthly average exchange rate. The net assets of such entities are translated into Sterling at the closing exchange rate.

Exchange differences arising on the translation of foreign currency net investments and any foreign currency borrowings, or forward contracts used to hedge those investments, are taken to a translation reserve. They are recycled and recognised as a profit or loss on the disposal or closure of a business. The cumulative translation difference for all foreign operations was deemed to be zero as at 1 January 2004, the date of transition to adopted IFRS.

Impairment

The carrying values of all of the group's assets other than inventories, balances on long-term contracts and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there are indications of an impairment in the carrying value then the recoverable amount is estimated and compared to the carrying amount.

For goodwill and assets not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.

Intangible assets other than goodwill

Intangible assets acquired by the group, which include software, customer relationships, trademarks and order backlogs, are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is fair value at date of acquisition.

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use.

The estimated lives of intangible assets held at 31 December 2013 are as follows:

Software	Three to seven years
Customer relationships	Two to ten years
Brand/trademarks	Up to five years
Other	Up to six years

Inventories

Inventories, including land held for and in the course of development, are stated at the lower of cost and net realisable value.

Development land and work in progress is included at cost less any losses foreseen in completing and disposing of the development. Cost includes cost of acquisition and development to date, including directly attributable fees and expenses net of rental and other income attributable to the development.

Leases

Operating lease costs, including incentives received, are charged to the income statement on a straight line basis over the period of the lease.

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

Long-term contracts

As soon as the outcome of a long-term contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to costs incurred to date as a percentage of total forecast costs. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable, and contract costs are expensed as incurred. An expected loss on a contract is recognised immediately in the income statement.

Revenue in respect of variations to the contract scope and claims is recognised when it is probable that it will be received and is capable of being reliably measured. Incentive payments are recognised when a contract is sufficiently far advanced that it is probable that the required conditions will be met and the amount of the payment can be reliably measured.

The gross amounts due from customers under long-term contracts are stated at cost plus recognised profits, less provision for recognised losses and progress billings. These amounts are reported in trade and other receivables.

Payments on account in excess of the gross amounts due from customers are included in trade and other payables.

Net financing expense

Net financing expense comprises interest receivable on funds invested, interest payable, pension financing income, the unwinding of discounted balances and foreign exchange gains and losses. Interest income and interest payable are recognised in the income statement as they accrue, using the effective interest method.

Directly attributable finance costs are capitalised in the cost of purchased and constructed property, plant and equipment, until the relevant assets are brought into operational use.

Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment as at 1 January 2004, the date of transition to adopted IFRS, was determined by reference to its fair value at that date.

Depreciation is provided on all property, plant and equipment, with the exception of freehold land, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. Reviews are made annually of the estimated remaining lives and residual values of individual assets.

The estimated lives used are:

Freehold buildings	Up to 50 years
Leasehold land and buildings	The shorter of the lease term or 50 years
Plant and equipment	Mainly three to five years

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

Provisions for liabilities and charges

Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

The group has taken internal and external advice in considering known and reasonably likely legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed. These possible but not probable liabilities are disclosed in note 26 as contingent liabilities.

Research and development government credits

The group claims research and development government credits in the UK, US and Canada. These are judged to have characteristics more akin to grants than income taxes and are offset against the relevant expenditure caption. Credits are recognised to the extent there is reasonable assurance they will be received which, given the necessary claims processes, can be some time after the original expense is incurred.

Revenue

Revenue is measured at the fair value of consideration received or receivable, excluding value added tax, for goods and services supplied to external customers. It includes the group's share of revenue from work carried out under jointly controlled operations.

Revenue from services and construction contracts is recognised by reference to the stage of completion of the contract, as set out in the accounting policy for long-term contracts.

Share-based payments

There are various share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due to total shareholder return not achieving the threshold for vesting.

Taxation

Income tax expense comprises the sum of the current tax charge and the movement in deferred tax.

Current tax payable or recoverable is based on taxable profit for the year using tax rates and laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or equity, in which case it is recognised in other comprehensive income or equity as appropriate.

Notes to the consolidated accounts (continued)

1      Significant accounting policies (continued)

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities in the accounts and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences with deferred tax assets being recognised where it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjustments made to the extent that it is no longer probable that sufficient profits will be available.

Assets and liabilities are not recognised if the temporary differences arise from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted to apply when the deferred tax asset is realised or the liability is settled.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and it is intended that they will be settled on a net basis.

2      Segmental analysis of continuing operations

AMEC is a focused supplier of consultancy, engineering and project management services to customers in the world's oil and gas, mining, clean energy, and environment and infrastructure markets. Following a restructure in late 2012, the group's results are now reported on a geographic, rather than divisional basis. This reflects the new structure, introduced to strengthen customer focus and so maximise potential growth opportunities. Each of the three geographies is considered to be a reportable segment.

AMEC's Chief Executive together with the senior management team constitute the chief operating decision maker and they regularly review the performance of these three geographies, as well as the Investment Services segment. Details of the services offered by each business unit and the end markets in which they operate are given in the strategic report.

Notes to the consolidated accounts (continued)

2      Segmental analysis of continuing operations (continued)

Revenue and results

	Revenue			Profit/(loss)
	2013	2012 (restated)	2011 (restated)	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Americas	2,247	2,500	1,807	241	233	200
Europe	1,227	1,080	899	93	95	95
Growth Regions	536	531	442	33	32	46
Investment Services	6	9	6	11	7	4

	4,016	4,120	3,154	378	367	345
Internal revenue	(42)	(32)	(21)	—	—	—

External revenue	3,974	4,088	3,133	—	—	—

Corporate costs(1)				(35)	(33)	(33)

EBITA(2)				343	334	312
Net financing (expense)/income(3)				(11)	(7)	4

Adjusted profit before tax				332	327	316
Tax on results of joint ventures(4)				(5)	(5)	(7)

				327	322	309
Intangible amortisation and goodwill impairment				(47)	(44)	(39)
Exceptional items				(25)	(24)	(6)

Profit before income tax				255	254	264

Notes:

(1)
Corporate costs comprise the costs of operating central corporate functions and certain regional overheads

(2)
EBITA is earnings from continuing operations before net financing (expense)/income, tax, intangible amortisation and goodwill impairment and pre-tax exceptional items of £315 million (2012: £311 million; 2011: £286 million), but including joint venture EBITA of £28 million (2012: £23 million; 2011 £26 million)

(3)
Net financing (expense)/income includes AMEC's share of net interest payable of joint ventures

(4)
The share of post-tax results of joint ventures is further analysed as follows:

	2013	2012	2011
	£ million	£ million	£ million
EBITA	28	23	26
Net financing expense	(9)	(6)	(4)
Tax	(5)	(5)	(7)

	14	12	15

Notes to the consolidated accounts (continued)

2      Segmental analysis of continuing operations (continued)

Transactions between reportable segments are conducted on an arm's length basis. Internal revenue arises in the segments as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Americas	18	15	3
Europe	17	8	13
Growth Regions	7	9	5

	42	32	21

Other information

	Share of post-tax results of joint ventures			Depreciation			Intangible amortisation
	2013	2012 (restated)	2011 (restated)	2013	2012 (restated)	2011 (restated)	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Americas	2	1	1	7	6	6	18	18	15
Europe	7	12	15	3	3	2	17	16	15
Growth Regions	2	2	1	2	2	2	12	10	9
Investment Services	3	(3)	(2)	—	—	—	—	—	—

	14	12	15	12	11	10	47	44	39

Geographical origin

	Revenue			Non-current assets
	2013	2012 (restated)	2011 (restated)	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million	£ million	£ million	£ million
United Kingdom	1,112	1,030	848	326	336	173
Canada	1,104	1,260	929	188	211	222
United States	1,070	1,097	844	284	278	313
Rest of the world	688	701	512	225	261	239

	3,974	4,088	3,133	1,023	1,086	947

The non-current assets analysed by geography include property, plant and equipment, intangible assets, interests in joint ventures, derivative financial instruments and long-term receivables.

3      Revenue

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Construction contracts	342	414	271
Services	3,632	3,674	2,862

	3,974	4,088	3,133

Notes to the consolidated accounts (continued)

3      Revenue (continued)

The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if AMEC's role is as a service provider, for example project management.

4      Profit/(loss) before net financing (expense)/income—continuing operations

	2013	2012	2011
	£ million	£ million	£ million
Depreciation of property, plant and equipment	12	11	10
Minimum payments under operating leases	96	92	79
Research and development government credits	(22)	(5)	—

There are no material receipts from subleases.

	2013	2012	2011
	£ million	£ million	£ million
Fees paid to the auditor and its associates:
The auditing of the accounts	0.3	0.3	0.3
The auditing of accounts of any subsidiaries of the company	1.1	1.0	1.0
Taxation compliance services	0.3	0.3	0.4
All taxation advisory services other than compliance	0.1	0.1	—
All services relating to corporate finance transactions entered into, or proposed to be entered into, by or on behalf of the company or any of its associates	1.6	0.2	—
All other non-audit services	0.1	0.1	—

	3.5	2.0	1.7

5      Amortisation, impairment and exceptional items

	2013	2012	2011
	£ million	£ million	£ million
Continuing operations:
Administrative expenses—exceptional items	(18)	(24)	(8)
Administrative expenses—intangible amortisation and goodwill impairment	(47)	(44)	(39)
	(65)	(68)	(47)
(Loss)/profit on business disposals and closures	(7)	—	2

	(72)	(68)	(45)
Taxation (charge)/credit on exceptional items of continuing operations	(6)	9	6
Taxation charge on restructuring	(16)	—	—
Taxation credit on intangible amortisation and goodwill impairment	20	12	11
	(2)	21	17

Post-tax amortisation, impairment and exceptional items of continuing operations	(74)	(47)	(28)
Exceptional items of discontinued operations (post—tax)	—	5	25

Post-tax amortisation, impairment and exceptional items	(74)	(42)	(3)

Notes to the consolidated accounts (continued)

5      Amortisation, impairment and exceptional items (continued)

Post-tax exceptional items for 2013 are further analysed as follows:

2013

	Loss on disposals	Loss in respect of business closures	Loss on business disposals and closures	Other exceptional items	Total
	£ million	£ million	£ million	£ million	£ million
Continuing operations	—	(7)	(7)	(18)	(25)
Discontinued operations	(6)	—	(6)	—	(6)

Loss before tax	(6)	(7)	(13)	(18)	(31)
Taxation charge on restructuring	—	—	—	(16)	(16)
Taxation on exceptional items	6	—	6	(6)	—

Loss after tax	—	(7)	(7)	(40)	(47)

Additional indemnity provisions of £10 million and costs in respect of businesses sold in prior years (and classified as discontinued) were offset by the release of a £5 million litigation provision and indemnity provisions no longer required, and give a pre-tax exceptional loss on disposals of £6 million.

There were additional litigation provisions of £9 million offset by releases of £2 million in respect of businesses closed in a prior year and classified as continuing.

Exceptional costs of £18 million in continuing operations includes £14 million restructuring costs associated with the management reorganisation into geographic business units and transaction costs of £4 million which, in line with IFRS 3, are charged to the income statement.

A tax provision of £16 million has been established for potential withholding tax following a group restructuring that resulted in a significant amount of cash being repatriated from foreign subsidiaries.

Post-tax exceptional items for 2012 are further analysed as follows:

2012

	Loss on disposals	Loss in respect of business closures	Loss on business disposals and closures	Other exceptional items	Total
	£ million	£ million	£ million	£ million	£ million
Continuing operations	—	—	—	(24)	(24)
Discontinued operations	(11)	—	(11)	17	6

Loss before tax	(11)	—	(11)	(7)	(18)
Taxation on exceptional items	3	—	3	5	8

Loss after tax	(8)	—	(8)	(2)	(10)

A loss on disposals of £11 million arose from adjustments to provisions held in respect of a business sold in prior years (and classified as discontinued) and foreign exchange movements on provisions established on the disposal of SPIE.

Notes to the consolidated accounts (continued)

5      Amortisation, impairment and exceptional items (continued)

Exceptional costs of £24 million in continuing operations included the £11 million costs of funding a joint venture which was part of a recent acquisition, costs of £11 million associated with restructuring following the management reorganisation into geographic business units and transaction and deferred compensation costs which, in line with IFRS 3, are charged to the income statement. Transaction costs of £2 million were incurred in the year.

The exceptional gain in discontinued operations of £17 million arises from the recognition of an insurance receivable following the Supreme Court judgement on mesothelioma liability, a provision against which was established a number of years ago.

Post-tax exceptional profits for 2011 are further analysed as follows:

2011

	Profit/(loss) on disposals	Profit in respect of business closures	Profit/(loss) on business disposals and closures	Other exceptional items	Total
	£ million	£ million	£ million	£ million	£ million
Continuing operations	—	2	2	(8)	(6)
Discontinued operations	(2)	—	(2)	—	(2)

(Loss)/profit before tax	(2)	2	—	(8)	(8)
Tax	27	1	28	5	33

Profit/(loss) after tax	25	3	28	(3)	25

Adjustments to provisions held in respect of businesses sold in prior years, including the release of a tax provision relating to the disposal of AMEC's Built Environment businesses in 2007, resulted in a post-tax profit on disposal and closures of £28 million.

Other exceptional losses of £8 million include IFRS 3 acquisition, transaction and deferred compensation costs along with the costs of exiting the group's activities in Libya and restructuring costs in the Environment & Infrastructure division following the acquisition of MACTEC. Transaction costs of £3 million have been incurred in the year.

6      Staff costs and employee numbers—continuing operations

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Wages and salaries	1,459	1,424	1,269
Social security costs	98	94	83
Equity-settled share-based payments (note 22)	14	15	11
Contributions to defined contribution schemes	36	34	30
Defined benefit pension scheme expense (note 14)	32	32	19

	1,639	1,599	1,412

Notes to the consolidated accounts (continued)

6      Staff costs and employee numbers—continuing operations (continued)

	2013	2012 (restated)	2011 (restated)
	number	number	number
The average number of people employed was as follows:
Americas	13,046	13,516	11,926
Europe	7,216	7,294	7,010
Growth Regions	3,070	2,348	2,237
Investment Services/Centre	240	221	249

	23,572	23,379	21,422

Details of directors' remuneration are provided in the Directors' remuneration report.

The average number of employees as stated above excludes agency staff.

7      Net financing (expense)/income—continuing operations

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Financial income
Interest income on bank deposits	7	7	4
Other interest and similar income	3	2	2
Pension financing income	1	—	1
Foreign exchange gains	1	1	3

	12	10	10

Financial expense
Interest payable on bank loans and overdrafts	(9)	(5)	—
Other interest and similar expense	(3)	(2)	—
Pension finance expense	—	(3)	—
Foreign exchange losses	(2)	(1)	(2)

	(14)	(11)	(2)

Net financing (expense)/income	(2)	(1)	8

Notes to the consolidated accounts (continued)

8      Income tax—continuing operations

Income tax arises in respect of the different categories of income and expenses as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Income tax expense on continuing operations before exceptionals, intangible amortisation and goodwill impairment	67	68	70
Income tax credit on intangible amortisation and goodwill impairment	(20)	(12)	(11)
Income tax charge on restructuring	16	—	—
Income tax charge/(credit) in respect of other exceptional items	6	(9)	(6)

Total income tax expense from continuing operations in the income statement	69	47	53

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Current tax
UK corporation tax at 23.25 per cent (2012: 24.5 per cent; 2011: 26.5 per cent)	18	16	12
Double tax relief	(3)	(4)	(2)
Overseas tax	80	56	47
Adjustments in respect of prior years	(26)	(7)	(2)

	69	61	55

Deferred tax
UK deferred tax at 20.0 per cent (2012: 23.0 per cent; 2011: 25.0 per cent), pension surplus at 20.0 per cent (2012: 35.0 per cent; 2011: 35.0 per cent)—origination and reversal of temporary differences	(16)	4	12
Overseas deferred tax	14	(15)	(11)
Adjustments in respect of prior years	2	(3)	(3)

	—	(14)	(2)

Total income tax expense for continuing operations	69	47	53

In his budget speeches on 21 March 2012 and 20 March 2013, the UK chancellor of the exchequer announced reductions in the rate of corporation tax to 23 per cent from 1 April 2013, 21 per cent from 1 April 2014 and 20 per cent from 1 April 2015.

As at 31 December 2013, the reduction in the rate of corporation tax to 20 per cent had been substantively enacted.

Notes to the consolidated accounts (continued)

8      Income tax—continuing operations (continued)

Factors affecting the tax expense for the year are explained as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Profit before income tax from continuing operations	255	254	264

Expected income tax expense	59	62	70
Non-deductible expenses—pre-exceptional	12	9	6
Non-deductible expenses—exceptional	—	1	2
Non-taxable income—pre-exceptional	(6)	(5)	(8)
Non-taxable income—exceptional	—	—	(4)
Impact of providing deferred tax on pension surplus at 20.0 per cent (2012: 35.0 per cent; 2011: 35.0 per cent)	(21)	(1)	1
Impact of change in UK tax rate to 20.0 per cent (2012: 23.0 per cent; 2011: 25.0 per cent) on deferred tax	—	3	2
Overseas income and expenses taxed at rates other than 23.25 per cent (2012: 24.5 per cent; 2011: 26.5 per cent)	25	3	3
Change in recognition of deferred tax assets	28	(11)	(9)
Utilisation of current year tax losses	—	—	(1)
Other adjustments in respect of prior years	(24)	(10)	(5)
Effects of results of joint ventures	(4)	(4)	(4)

Total income tax expense for the year for continuing operations	69	47	53

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Tax recognised directly in equity
Current tax	—	(1)	(3)
Deferred tax (note 15)	21	27	(18)

Tax charge recognised directly in equity	21	26	(21)

As at 31 December 2013, the deferred tax liability arising on the UK pension surplus has been measured at the substantively enacted UK tax rate of 20 per cent. It was previously measured at 35 per cent being the tax rate that would be applied if the surplus was refunded. The change in the year reflects the fact there is no longer any reasonable expectation of a refund of the pension surplus in advance of anything that may become due on the eventual winding-up of the scheme. The impact of the change is a deferred tax credit in respect of continuing operations of £21 million, a deferred tax credit in respect of discontinued operations of £4 million and a deferred tax charge of £12 million recognised in other comprehensive income.

9      (Loss)/profit for the year from discontinued operations

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business, which was discontinued in the year.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

Notes to the consolidated accounts (continued)

9      (Loss)/profit for the year from discontinued operations (continued)

The results of the discontinued operations are as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Revenue	15	70	128
Cost of sales and net operating expenses	(25)	(74)	(140)

Loss before exceptional items and income tax	(10)	(4)	(12)
Attributable tax	2	1	3

	(8)	(3)	(9)
Loss on disposal	(6)	(11)	(2)
Tax on disposals	6	3	3
Other exceptional items	—	17	—
Tax on exceptional items	—	(4)	—
Adjustments in respect of prior years—release of tax provision on disposal of business	—	—	24

(Loss)/profit for the year from discontinued operations	(8)	2	16

Other exceptional items in 2012 related to the recognition of an insurance receivable, following the Supreme Court judgement on mesothelioma liability.

10    Earnings per share

Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and those held in treasury by the company.

	2013			2012			2011
	Earnings	Weighted average shares number	Earnings per share	Earnings (restated)	Weighted average shares number	Earnings per share (restated)	Earnings (restated)	Weighted average shares number	Earnings per share (restated)
	£ million	million	pence	£ million	million	pence	£ million	million	pence
Basic earnings from continuing operations	187	293	63.8	206	315	65.2	211	327	64.4
Share options	—	2	(0.4)	—	2	(0.4)	—	3	(0.5)
Employee share and incentive schemes	—	4	(0.9)	—	4	(0.8)	—	4	(0.8)

Diluted earnings from continuing operations	187	299	62.5	206	321	64.0	211	334	63.1

Basic earnings from discontinued operations	(8)	293	(2.7)	2	315	0.6	16	327	4.8
Share options	—	2	—	—	2	—	—	3	—
Employee share and incentive schemes	—	4	—	—	4	—	—	4	(0.1)

Diluted earnings from discontinued operations	(8)	299	(2.7)	2	321	0.6	16	334	4.7

Notes to the consolidated accounts (continued)

10    Earnings per share (continued)

Basic and diluted profit from continuing operations is calculated as set out below:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Profit for the year from continuing operations	186	207	211
Loss/(profit) attributable to non-controlling interests	1	(1)	—

Basic and diluted profit from continuing operations	187	206	211

In order to appreciate the effects on the reported performance of intangible amortisation, goodwill impairment and exceptional items, additional calculations of earnings per share are presented.

	2013			2012			2011
	Earnings	Weighted average shares number	Earnings per share	Earnings (restated)	Weighted average shares number	Earnings per share (restated)	Earnings (restated)	Weighted average shares number	Earnings per share (restated)
	£ million	million	pence	£ million	million	pence	£ million	million	pence
Basic earnings from continuing operations	187	293	63.8	206	315	65.2	211	327	64.4
Exceptional items (post-tax)	47	—	16.0	15	—	4.7	—	—	0.1
Amortisation and impairment (post-tax)	27	—	9.2	32	—	10.2	28	—	8.6

Basic earnings from continuing operations before amortisation, impairment and exceptional items	261	293	89.0	253	315	80.1	239	327	73.1
Share options	—	2	(0.6)	—	2	(0.5)	—	3	(0.6)
Employee share and incentive schemes	—	4	(1.2)	—	4	(1.0)	—	4	(0.9)

Diluted earnings from continuing operations before amortisation, impairment and exceptional items	261	299	87.2	253	321	78.6	239	334	71.6

Basic (loss)/earnings from discontinued operations	(8)	293	(2.7)	2	315	0.6	16	327	4.8
Exceptional items (post-tax)	—	—	—	(5)	—	(1.4)	(25)	—	(7.5)

Basic loss from discontinued operations before amortisation, impairment and exceptional items	(8)	293	(2.7)	(3)	315	(0.8)	(9)	327	(2.7)
Share options	—	2	—	—	2	—	—	3	—
Employee share and incentive schemes	—	4	—	—	4	—	—	4	—

Diluted loss from discontinuing operations before amortisation, impairment and exceptional items	(8)	299	(2.7)	(3)	321	(0.8)	(9)	334	(2.7)

Notes to the consolidated accounts (continued)

11    Property, plant and equipment

	Land and buildings	Plant and equipment	Total
	£ million	£ million	£ million
Cost
As at 1 January 2013	32	103	135
Exchange and other movements	(2)	(4)	(6)
Additions	2	8	10
Disposals	(2)	(12)	(14)

As at 31 December 2013	30	95	125

Depreciation
As at 1 January 2013	17	75	92
Exchange and other movements	(1)	(3)	(4)
Provided during the year	3	9	12
Disposals	(2)	(12)	(14)

As at 31 December 2013	17	69	86

Cost
As at 1 January 2012	31	106	137
Acquired through business combinations	—	2	2
Additions	4	15	19
Disposals	(3)	(20)	(23)

As at 31 December 2012	32	103	135

Depreciation
As at 1 January 2012	16	86	102
Provided during the year	3	8	11
Disposals	(2)	(19)	(21)

As at 31 December 2012	17	75	92

Cost
As at 1 January 2011	28	104	132
Exchange and other movements	—	(1)	(1)
Acquired through business combinations	1	3	4
Additions	4	8	12
Disposals	(1)	(6)	(7)
Disposal of businesses	(1)	(2)	(3)

As at 31 December 2011	31	106	137

Depreciation
As at 1 January 2011	15	85	100
Exchange and other movements	—	(1)	(1)
Provided during the year	2	8	10
Disposals	(1)	(5)	(6)
Disposal of businesses	—	(1)	(1)

As at 31 December 2011	16	86	102

Net book value
As at 31 December 2013	13	26	39

As at 31 December 2012	15	28	43

As at 31 December 2011	15	20	35

As at 1 January 2011	13	19	32

Notes to the consolidated accounts (continued)

11    Property, plant and equipment (continued)

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
The net book value of land and buildings comprised:
Freehold	5	5	6
Short leasehold	8	10	9

	13	15	15

Notes to the consolidated accounts (continued)

12    Intangible assets

	Goodwill	Software	Customer relationships	Other	Total
	£ million	£ million	£ million	£ million	£ million
Cost
As at 1 January 2013	831	53	188	56	1,128
Exchange and other movements	(52)	(1)	(4)	(2)	(59)
Acquired through business combinations	13	—	4	2	19
Additions	—	15	—	—	15
Disposals and retirements	—	(1)	(4)	(16)	(21)

As at 31 December 2013	792	66	184	40	1,082

Amortisation
As at 1 January 2013	40	21	58	40	159
Exchange and other movements	(5)	(1)	(3)	(1)	(10)
Provided during the year	—	10	29	8	47
Disposals and retirements	—	(1)	(4)	(16)	(21)

As at 31 December 2013	35	29	80	31	175

Cost
As at 1 January 2012	764	46	107	57	974
Exchange and other movements	(20)	(3)	(3)	(1)	(27)
Acquired through business combinations	87	1	85	5	178
Additions	—	12	—	—	12
Disposals and retirements	—	(3)	(1)	(5)	(9)

As at 31 December 2012	831	53	188	56	1,128

Amortisation
As at 1 January 2012	39	19	36	32	126
Exchange and other movements	1	(2)	(1)	(1)	(3)
Provided during the year	—	6	24	14	44
Disposals and retirements	—	(2)	(1)	(5)	(8)

As at 31 December 2012	40	21	58	40	159

Cost
As at 1 January 2011	597	27	57	48	729
Exchange and other movements	5	—	(1)	4	8
Acquired through business combinations	164	5	53	21	243
Additions	—	14	—	—	14
Disposals and retirements	(2)	—	(2)	(16)	(20)

As at 31 December 2011	764	46	107	57	974

Amortisation
As at 1 January 2011	40	15	21	32	108
Exchange and other movements	(1)	—	—	—	(1)
Provided during the year*	2	4	17	16	39
Disposals and retirements	(2)	—	(2)	(16)	(20)

As at 31 December 2011	39	19	36	32	126

Net book value
As at 31 December 2013	757	37	104	9	907

As at 31 December 2012	791	32	130	16	969

As at 31 December 2011	725	27	71	25	848

As at 1 January 2011	557	12	36	16	621

*
Amounts provided during the year include £2 million of goodwill allocated to a small business divested during the year.

Notes to the consolidated accounts (continued)

12    Intangible assets (continued)

The net book value of other intangible assets is analysed as follows:

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
Brand/trademarks	4	8	15
Order backlog	2	2	4
Non-compete agreement	1	3	3
Licences	2	3	3

	9	16	25

The group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist.

The review of goodwill for indications of impairment by management is performed against the three core geographies of Americas, Europe and Growth Regions, being the lowest level of cash-generating units (CGU) monitored for goodwill purposes. This is consistent with the integration of acquisitions into the three segments in order to generate synergies. Goodwill has been allocated between geographic segments on a relative fair value basis.

The recoverable amount of the CGU has been based on value-in-use calculations. These calculations use cash flow projections included in the financial budgets approved by management covering a two-year period and pre-tax discount rates as set out in the table below. Given the current market conditions, management believe that the discount rates chosen are conservative. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the two-year period include 2 per cent growth per annum (2012: 2 per cent; 2011: 2 per cent), which is in line with long-term average growth rates for the regions in which the CGUs operate. The value in use has been compared to the carrying value for each CGU and no impairment is required nor has been charged in respect of any of the CGUs.

The financial budgets reflect management's judgement of the future cash flows which includes past experience and expectations of future performance. The most significant assumptions relate to EBITA margin1 and the conversion of EBITA into cash (cash conversion). Revenue is underpinned by a secure order book for each CGU and the order book remains strong at £4.1 billion as at 31 December 2013 (2012: £3.6 billion; 2011: £3.7 billion). The selection of EBITA margin takes into account the margins being generated on contracts in progress and management's view of the margin on orders received, and is consistent with Vision 2015 objectives. The cash conversion reflects past experience and current contract mix.

A sensitivity analysis has been performed, at the individual CGU level, in order to review the impact of changes in key assumptions. For example, a 10 per cent decrease in volume, with all other assumptions held constant, or a 1 per cent decrease in margin, with all other assumptions held constant, did not identify any impairments. Similarly, zero growth after the initial two-year period, with all other assumptions held constant or a 1 per cent increase in discount rate, did not identify any impairments.

Goodwill of £2 million was allocated to a small business divested during 2011.

Notes to the consolidated accounts (continued)

12    Intangible assets (continued)

Goodwill is as follows:

	Goodwill 31 December 2013	Pre-tax discount rate 2013
	£ million	per cent
Americas	431	12
Europe	250	12
Growth Regions	76	12

(1)
Before intangible amortisation and exceptional items but including joint venture EBITA, as a percentage of revenue

13    Interests in joint ventures

Interests in joint ventures

The group does not hold any individual material interests in joint ventures in either 2013, 2012 or 2011.

Details in aggregate of the group's interests in all individually immaterial joint ventures that are accounted for using the equity method are as follows:

£ million
Net book value
As at 1 January 2013	47
Exchange and other movements	(1)
Additions	1
Reclassifications	(1)
Total comprehensive income	14
Dividends received	(8)

As at 31 December 2013	52

As at 1 January 2012	41
Exchange and other movements	2
Additions	6
Impairment of investment	(3)
Total comprehensive income	12
Dividends received	(11)

As at 31 December 2012	47

As at 1 January 2011	43
Exchange and other movements	(1)
Additions	2
Disposals	(1)
Total comprehensive income	15
Dividends received	(17)

As at 31 December 2011	41

Notes to the consolidated accounts (continued)

13    Interests in joint ventures (continued)

Total comprehensive income of £14 million (2012: £12 million; 2011: £15 million) is net of provisions of £15 million (2012: £4 million; 2011: £nil) taken against the comprehensive income of one joint venture entity, where the corresponding increase in the carrying value of the joint venture is not recoverable.

PPP service concessions

Details of the PPP service concessions are as follows:

		Financial close	Equity stake	Concession period	Net equity invested
Transport	A13 Thames Gateway	2000	25%	30 years	—
	Incheon Bridge, Korea	2005	23%	30 years	£15m
Waste management	Lancashire Waste Project	2007	50%	25 years	£2m

Interests in joint operations

The group does not hold any individual material interests in joint operations in either 2013, 2012 or 2011.

14    Retirement benefit assets and liabilities

Defined benefit schemes

The group operates a number of pension schemes for UK and overseas employees. The principal defined benefit schemes are in the UK, with the main schemes being the AMEC Staff pension scheme and the AMEC Executive pension scheme. These schemes were closed to new members during 2012 but remain open to further accrual. The majority of overseas members are in defined contribution schemes. Contributions by the group into defined contribution schemes are disclosed in note 6.

IAS 19 'Employee Benefits' was amended in June 2011. The impact on the group has been to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit asset/liability. Details of the restatement are included in note 1.

The group's main defined benefit plans are average salary plans for UK employees (the AMEC Staff pension scheme and the AMEC Executive pension scheme), which require contributions to be made to a separately administered fund. These schemes are governed by the employment laws of the UK. The level of benefits provided depends on the member's length of service and salary each year. Once the benefits are in payment, the pension is adjusted each year relative to the UK's Retail Prices Index. The defined benefit plans require contributions to be made to a separately administered fund. The fund is established under trust law and is governed by a Board of Trustees, which consists of employers' and employees' representatives together with two independent trustees. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Every three years, the Board of Trustees is required to review the level of funding in the pension plans as required by legislation. The Board of Trustees decides the contribution levels in consultation with the employers' based on the results of this triennial review. In the event that there is a funding deficit, the Trustees and employers' will agree a recovery plan to eliminate that deficit over as short a period as is reasonably affordable.

Notes to the consolidated accounts (continued)

14    Retirement benefit assets and liabilities (continued)

Due to the nature of the liabilities, the pension plans are exposed to inflation, interest rate risk and changes in the life expectancy for pensioners. As the plan assets include significant investments in quoted equities, the group is also exposed to equity market risk.

The valuations used have been based on the most recent valuation of the two major UK schemes as at 31 March 2011 and updated by the schemes' actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2013. The assets of the schemes are stated at their aggregate market value as at 31 December 2013.

The principal assumptions made by the actuaries in relation to the main UK schemes are as follows:

	31 December 2013	31 December 2012	31 December 2011
	per cent	per cent	per cent
Rate of discount	4.6	4.5	4.7
Rate of inflation	3.3	2.9	3.0
Rate of increase in salaries	3.3	2.9	4.0
Rate of increase in pensions in payment (service before/after 1 January 2008)	3.2/2.2	2.8/2.0	3.0/2.3

The main overseas schemes as at 31 December 2013 consist of three funded defined benefit schemes held in Canada and The Law Companies Group, Inc Pension Plan that was acquired as part of the acquisition of MACTEC. A discount rate of 4.9 per cent (2012: 4.3 per cent; 2011: 4.6 per cent) and salary inflation rate of 2.75 per cent (2012: 2.75 per cent; 2011: 2.75 per cent) have been used for the three defined benefit schemes held in Canada. A discount rate of 4.7 per cent (2012: 3.7 per cent; 2011: 4.6 per cent) has been used for the Law Companies Group, Inc. Pension Plan retirement scheme. No further benefits are being accrued in this scheme.

For the main UK pension schemes, the assumed life expectancy is as follows:

	31 December 2013	31 December 2013	31 December 2012	31 December 2012	31 December 2011	31 December 2011
	Male years	Female years	Male years	Female years	Male years	Female years
Member aged 65 (current life expectancy)	22.9	24.4	22.8	24.3	22.7	24.1
Member aged 45 (life expectancy at 65)	24.7	26.3	24.6	26.2	24.5	26.1

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

The amounts recognised in the balance sheet are as follows:

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
Retirement benefit assets	102	86	32
Retirement benefit liabilities	(62)	(93)	(81)

Retirement benefit net asset/(liability)	40	(7)	(49)

Notes to the consolidated accounts (continued)

14    Retirement benefit assets and liabilities (continued)

The retirement benefit liabilities of £62 million (2012: £93 million; 2011: £81 million) reflect primarily the deficits on the overseas schemes.

The major categories of scheme assets as a percentage of total scheme assets are as follows:

	31 December 2013	31 December 2012	31 December 2011
	per cent	per cent	per cent
Equities	41.3	39.8	37.6
Bonds (including gilts)	47.6	51.8	55.1
Property	8.8	8.2	7.1
Other	2.3	0.2	0.2

	100.0	100.0	100.0

The equities and bonds as listed above are predominantly quoted investments. There is a small investment in privately held pooled fund investments and the property/other investments are unquoted.

The amounts recognised in the income statement are as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Current service cost and administrative expenses	33	29	19
Interest cost	72	75	79
Interest income	(73)	(72)	(79)

Total amount recognised in the income statement and included within staff costs (note 6)	32	32	19

Settlement gain	—	(4)	—

Total amount recognised in the income statement	32	28	19

The total amount is recognised in the income statement as follows:
Cost of sales	19	15	10
Administrative expenses	14	10	10
Net financing (income)/expense	(1)	3	(1)

Total amount recognised in the income statement	32	28	19

Notes to the consolidated accounts (continued)

14    Retirement benefit assets and liabilities (continued)

Changes in the present value of the defined benefit liability are as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
As at 1 January	1,652	1,618	1,408
Exchange and other movements	(14)	(6)	(1)
Current service cost	31	29	19
Interest cost	72	75	79
Plan participants' contributions	12	12	10
Actuarial charges arising from changes in financial assumptions	58	8	100
Actuarial charges arising from changes in demographic assumptions	7	—	—
Settlements	(4)	(13)	—
Acquired through business combinations	—	—	59
Benefits paid	(71)	(71)	(56)

As at 31 December	1,743	1,652	1,618

The defined benefit obligation can be allocated to the plans' participants as follows:

	2013	2012
	per cent	per cent
Active plan participants	25.2	23.4
Deferred plan participants	33.8	32.5
Retirees	41.0	44.1

	100.0	100.0

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18.7 years.

Changes in the fair value of scheme assets are as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
As at 1 January	1,645	1,569	1,435
Exchange and other movements	(8)	(3)	—
Interest income	73	72	79
Actuarial gains	105	45	36
Employer contributions	29	30	28
Plan participants' contributions	12	12	10
Administrative expenses	(2)	—	—
Settlements	—	(9)	—
Acquired through business combinations	—	—	37
Benefits paid	(71)	(71)	(56)

As at 31 December	1,783	1,645	1,569

Notes to the consolidated accounts (continued)

14    Retirement benefit assets and liabilities (continued)

The movement in the scheme net asset/(liability) during the year is as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Scheme net (liability)/asset as at 1 January	(7)	(49)	27
Exchange and other movements	6	3	1
Total charge as above	(32)	(32)	(19)
Employer contributions	29	30	28
Settlements	4	4	—
Acquired through business combinations	—	—	(22)
Actuarial gains/(losses) recognised in other comprehensive income	40	37	(64)

Scheme net asset/(liability) as at 31 December	40	(7)	(49)

The impact on the defined benefit obligation of the main UK schemes of changes in the most significant assumptions as at 31 December 2013 is shown below:

£ million
Discount rate
-10 bps	(29)
+10 bps	29

Inflation
-10 bps	22
+10 bps	(24)

Salary increase
-10 bps	3
+10 bps	(3)

Mortality
+1 year	(46)
-1 year	46

The sensitivity analysis above is based on a method that extrapolates the impact on the defined benefit obligation of reasonable changes in key assumptions occurring as at 31 December 2013.

The defined benefit obligations of the overseas schemes are significantly lower than those of the main UK schemes. Sensitivity analysis of reasonable changes in the key assumptions as at 31 December did not indicate any significant changes to the defined benefit obligations of those schemes.

Notes to the consolidated accounts (continued)

14    Retirement benefit assets and liabilities (continued)

Expected benefit payments from the defined benefit plans in future years are as follows:

£ million
Year 1	75
Year 2	76
Year 3	81
Year 4	85
Year 5	91
Next five years	540

948

The group expects to contribute £32 million to its defined benefit pension schemes in 2014. This includes special contributions of £5 million.

15    Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Recognised deferred tax assets and liabilities

	Assets			Liabilities
	31 December 2013	31 December 2012	31 December 2011	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million	£ million	£ million	£ million
Property, plant and equipment	15	14	15	(2)	(4)	—
Intangible assets	—	—	—	(33)	(48)	(37)
Retirement benefits	8	19	25	(20)	(30)	(11)
Derivative financial instruments	1	1	2	(1)	(1)	(1)
Provisions	46	60	57	—	—	—
Employee share schemes	3	4	6	—	—	—
Other items	13	13	8	(18)	(10)	(9)
Tax losses carried forward	3	15	17	—	—	—

Deferred tax assets/(liabilities)	89	126	130	(74)	(93)	(58)
Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority	(54)	(84)	(58)	54	84	58

Net deferred tax assets/(liabilities)	35	42	72	(20)	(9)	—

Notes to the consolidated accounts (continued)

15    Deferred tax assets and liabilities (continued)

	As at 1 January 2013	Exchange and other movements	Acquisitions	Recognised in income	Recognised in equity	As at 31 December 2013
	£ million	£ million	£ million	£ million	£ million	£ million
Property, plant and equipment	10	(1)	—	4	—	13
Intangible assets	(48)	1	—	14	—	(33)
Retirement benefits	(11)	(2)	—	21	(20)	(12)
Provisions	60	(2)	—	(12)	—	46
Employee share schemes	4	—	—	—	(1)	3
Other items	3	2	—	(10)	—	(5)
Tax losses carried forward	15	(1)	—	(11)	—	3

	33	(3)	—	6	(21)	15

	As at 1 January 2012	Exchange and other movements	Acquisitions	Recognised in income (restated)	Recognised in equity (restated)	As at 31 December 2012
	£ million	£ million	£ million	£ million	£ million	£ million
Property, plant and equipment	15	—	(3)	(2)	—	10
Intangible assets	(37)	1	(22)	10	—	(48)
Retirement benefits	14	(1)	—	—	(24)	(11)
Derivative financial instruments	1	—	—	—	(1)	—
Provisions	57	(2)	—	5	—	60
Employee share schemes	6	—	—	—	(2)	4
Other items	(1)	—	—	4	—	3
Tax losses carried forward	17	—	—	(2)	—	15

	72	(2)	(25)	15	(27)	33

	As at 1 January 2011	Exchange and other movements	Acquisitions	Recognised in income (restated)	Recognised in equity (restated)	As at 31 December 2011
	£ million	£ million	£ million	£ million	£ million	£ million
Property, plant and equipment	15	—	—	—	—	15
Intangible assets	(13)	—	(29)	5	—	(37)
Retirement benefits	(13)	—	8	(2)	21	14
Derivative financial instruments	1	—	—	—	—	1
Provisions	48	—	1	8	—	57
Employee share schemes	12	—	—	(3)	(3)	6
Other items	(4)	—	4	(1)	—	(1)
Tax losses carried forward	14	—	2	1	—	17

	60	—	(14)	8	18	72

The deferred tax credit of £6 million (2012: £15 million; 2011: £8 million) recognised in income consists of a credit of £nil (2012: £14 million; 2011: £2 million) relating to continuing operations and a £6 million credit (2012: £1 million; 2011: £6 million) in respect of discontinued operations.

Notes to the consolidated accounts (continued)

15    Deferred tax assets and liabilities (continued)

Factors affecting the tax charge in future years

There are a number of factors that may affect the group's future tax charge including the resolution of open issues with tax authorities, corporate acquisitions and disposals, the use of brought-forward losses and changes in tax legislation and tax rates.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
Deductible temporary differences	33	20	15
Tax losses	20	14	20

	53	34	35

Tax losses and deductible temporary differences not recognised by the group do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the group can utilise these assets.

In addition, claims have been made to HM Revenue & Customs (HMRC) to offset tax losses of up to £79 million against the group's UK taxable profits. These losses were generated in a legacy German business in accounting periods up to 31 December 2002. If successful, the claims will result in a refund of UK corporation tax. The amount and availability of the refund depends on a number of factors which are currently being discussed with HMRC. This potential refund is not included as an asset in the accounts.

Unrecognised deferred tax liabilities

No deferred tax liability has been recognised in respect of £355 million (2012: £551 million; 2011: £474 million) of unremitted earnings of subsidiaries and joint ventures because the group is in a position to control the timing of the reversal of the temporary difference and it is not probable that such differences will reverse in the foreseeable future.

The amount of unrecognised deferred tax liabilities in respect of these unremitted earnings is estimated to be £16 million (2012: £29 million; 2011: £24 million).

16    Inventories

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
Development land and work in progress	3	4	4

Notes to the consolidated accounts (continued)

17    Current trade and other receivables

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
Amounts expected to be recovered within one year
Gross amounts due from customers	385	451	348
Trade receivables	471	482	418
Amounts owed by joint ventures	22	13	12
Other receivables	18	12	23
Prepayments and accrued income	56	48	36

	952	1,006	837

Amounts expected to be recovered after more than one year
Trade receivables	2	7	6
Amounts owed by joint ventures	2	1	1

	4	8	7

	956	1,014	844

Trade receivables expected to be recovered within one year include retentions of £34 million (2012: £35 million; 2011: £15 million) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £2 million (2012: £7 million; 2011: £5 million) relating to contracts in progress.

The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all long-term contracts in progress for continuing businesses at the balance sheet date was £4,960 million (2012: £4,504 million; 2011: £4,645 million).

Trade receivables, amounts owed by joint ventures and other receivables are classified as loans and receivables.

Notes to the consolidated accounts (continued)

18    Current trade and other payables

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
Amounts expected to be settled within one year
Trade payables	449	500	416
Gross amounts due to customers	76	77	82
Other taxation and social security costs	59	53	57
Other payables	134	156	123
Accruals	75	67	76
Forward share purchase agreement	—	45	—

	793	898	754

Amounts expected to be settled after more than one year
Other payables	3	2	2
Accruals	5	5	2

	8	7	4

	801	905	758

Gross amounts due to customers include advances received of £3 million (2012: £26 million; 2011: £26 million).

Trade payables, other payables and accruals are classified as other financial liabilities.

19    Capital and financial risk management

Capital management

The objective of the group's capital management is to ensure that it has a strong financial position from which to grow the business to meet its Vision 2015 targets and is able to maximise shareholder value. The appropriate capital structure for the group comprises of a mix of debt and equity. The mix is determined by considering business profile and strategy, financial policies and availability and cost of funding.

The group is currently in a net cash position. The long-term net debt is expected to be no more than two times EBITDA. The group may exceed this operating parameter should the business profile require it. However, it is expected that any increases would be temporary given the net operational cash flows of the group.

The group has committed banking facilities of £477 million (2012: £377 million; 2011: £nil). This consists of a £377 million multi-currency revolving facility that was taken out on 18 July 2012. The facility is committed for five years and is available for general corporate purposes. In addition on 9 April 2013 the group entered into a £100 million Sterling term loan for a period of 12 months. As at 31 December 2013, £120 million (2012: £150 million; 2011: £nil) of the loans and facilities had been utilised.

In February 2012, the board approved a share buyback programme of £400 million. During the year a total of 4 million shares (31 December 2012: 33 million shares) have been purchased under this programme. During 2012 this included the use of forward share purchase contracts through close periods. The group completed the buyback programme on 8 February 2013.

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

No changes were made to the objectives, policies or processes for managing capital during 2013, 2012 or 2011.

Financial risk management

The principal financial risks to which the group is exposed are: foreign currency exchange risk; funding and liquidity risk; counterparty credit risk; and interest rate risk. The board has approved policies for the management of these risks.

The group's treasury department manages funding, liquidity, credit risk and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the board, most recently in October 2013.

Foreign currency exchange risk

The group publishes its consolidated accounts in Sterling. The majority of the group's trading income is denominated in the local currency of the business operations which provides a natural hedge against the currency of its cost base. Where commercial contracts are undertaken which are denominated in foreign currencies, the group seeks to mitigate the foreign exchange risk, when the cash flow giving rise to such exposure becomes certain or highly probable. This is achieved through the use of forward currency arrangements, which may include the purchase of currency options. There are currently no material transactional exposures which have been identified and remain unhedged. AMEC has no reason to believe that any outstanding forward contract will not be able to be settled from the underlying commercial transactions.

A portion of the group's earnings is generated in non-Sterling currencies. Such overseas profits are translated into Sterling at the average exchange rate prevailing throughout the year. There is currently no hedging in place for profits generated in non-Sterling currencies but the impact on group profits is monitored on an ongoing basis. In addition, the group has various assets denominated in foreign currencies, principally US Dollars and Canadian Dollars. A proportion of these assets, including unamortised goodwill, had been designated in net investment hedges using cross-currency instruments. The policy was changed in 2009 to cease translation hedging for core assets of the business and the remaining hedging contracts matured during the year. In specific circumstances, for example the planned repatriation of foreign assets, the group may from time to time enter into new net investment hedges to manage foreign exchange risks.

Hedging of foreign currency exchange risk—cash flow hedges

The group looks to mitigate the foreign exchange risk typically arising where contracts are awarded in, or involve costs in, non-local currency. Forward foreign exchange contracts and foreign exchange swaps are used for this purpose and are designated as cash flow hedges. The notional contract amount,

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

carrying amount and fair values of forward contracts and swaps designated as cash flow hedges are as follows:

	2013 Notional contract amount	2012 Notional contract amount	2011 Notional contract amount	2013 Carrying amount and fair value	2012 Carrying amount and fair value	2011 Carrying amount and fair value
	£ million	£ million	£ million	£ million	£ million	£ million
Current assets	56	13	4	3	—	—
Current liabilities	12	13	39	—	—	(4)

	68	26	43	3	—	(4)

The following tables indicate the periods in which the cash flows associated with the forward foreign exchange contracts designated as cash flow hedges are expected to occur and the periods in which they are expected to impact profit or loss:

	2013
	Carrying amount	Expected cash flows	12 months or less	1 to 2 years	2 to 5 years
	£ million	£ million	£ million	£ million	£ million
Forward exchange contracts
Assets	3	56	55	1	—
Liabilities	—	12	12	—	—

	3	68	67	1	—

	2012
	Carrying amount	Expected cash flows	12 months or less	1 to 2 years	2 to 5 years
	£ million	£ million	£ million	£ million	£ million
Forward exchange contracts
Assets	—	13	12	1	—
Liabilities	—	13	9	3	1

	—	26	21	4	1

	2011
	Carrying amount	Expected cash flows	12 months or less	1 to 2 years	2 to 5 years
	£ million	£ million	£ million	£ million	£ million
Forward exchange contracts
Assets	—	4	4	—	—
Liabilities	(4)	39	38	1	—

	(4)	43	42	1	—

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

There was no charge for ineffectiveness recognised in either 2013, 2012 or 2011.

Hedging of foreign currency exchange risk—fair value through income statement

Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows:

	2013 Notional contract amount	2012 Notional contract amount	2011 Notional contract amount	2013 Carrying amount and fair value	2012 Carrying amount and fair value	2011 Carrying amount and fair value
	£ million	£ million	£ million	£ million	£ million	£ million
Current assets	36	71	76	2	—	2
Current liabilities	13	73	125	—	—	(3)

	49	144	201	2	—	(1)

Hedging of foreign currency exchange risk—net investment hedges

The group previously had forward foreign exchange contracts which had been designated as hedges of the net investments in core subsidiaries in Canada and the US. The group revised its policy and the existing hedging contracts were not replaced when they matured. All such remaining hedging contracts matured during the year. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows:

	2013 Notional contract amount	2012 Notional contract amount	2011 Notional contract amount	2013 Carrying amount and fair value	2012 Carrying amount and fair value	2011 Carrying amount and fair value
	£ million	£ million	£ million	£ million	£ million	£ million
Current assets	—	—	118	—	—	2
Non-current assets	—	—	—	—	—	—
Current liabilities	—	14	33	—	(3)	(8)
Non-current liabilities	—	—	14	—	—	(3)

	—	14	165	—	(3)	(9)

A net foreign exchange loss for the year of £1 million (2012: gain of £1 million; 2011: gain of £4 million) was recognised in the translation reserve in respect of these forward foreign exchange contracts and currency interest rate swaps.

Other financial derivative assets and liabilities

The group has other financial derivative assets of £1 million (2012: £1 million; 2011: £nil) and financial derivative liabilities of £1 million (2012: £1 million; 2011: £nil).

Sensitivity analysis

The group hedges its material transaction-related exposures and hence has no material transactional profit or loss sensitivity.

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

Funding and liquidity risk

The group's policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the group's budget and strategic plans. The group will finance operations and growth from its existing cash resources and the £477 million committed banking facilities. The requirement to enter into additional external facilities has been kept under review during the year.

Appropriate facilities will be maintained to meet ongoing requirements for bank guarantees and letters of credit.

Counterparty credit risk

The group is exposed to credit risk to the extent of non-payment by either its customers or the counterparties of its financial instruments. The effective monitoring and controlling of credit risk is a key component of the group's risk management activities.

The credit risk associated with customers is considered as part of each tender review process and is addressed initially through contract payment terms. Where appropriate, payment security is sought. Credit control practices are applied thereafter during the project execution phase. A right to interest and suspension is normally sought in all contracts.

Credit risks arising from treasury activities are managed by a central treasury function in accordance with the board approved treasury policy. The objective of the policy is to diversify and minimise the group's exposure to credit risk from its treasury activities by ensuring that surplus funds are placed with a diversified range of 25 to 30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on credit ratings set by Moody's, Standard & Poor's and Fitch. Credit ratings are monitored continually by the group treasury department.

The group treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty.

The ageing of trade receivables at the year end was:

	Gross receivables 31 December 2013	Impairment 31 December 2013	Gross receivables 31 December 2012	Impairment 31 December 2012	Gross receivables 31 December 2011	Impairment 31 December 2011
	£ million	£ million	£ million	£ million	£ million	£ million
Not past due	234	—	271	—	238	—
Past due 0 to 30 days	107	—	106	—	102	—
Past due 31 to 120 days	79	(1)	65	(3)	54	(1)
Past due 121 to 365 days	28	(10)	14	(6)	15	(6)
More than one year	5	(5)	6	(6)	15	(13)

	453	(16)	462	(15)	424	(20)

The above analysis excludes retentions relating to contracts in progress of £34 million (2012: £35 million; 2011: £15 million) expected to be recovered within one year and £2 million (2012: £7 million; 2011: £5 million) expected to be recovered after one year.

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

Net receivables as at 31 December 2013 include £nil (2012: £nil; 2011: £2 million) in respect of amounts overdue by more than one year. The group believes there is no material exposure in respect of these balances.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013	2012	2011
	£ million	£ million	£ million
As at 1 January	(15)	(20)	(22)
Net impairment allowance (charged)/credited	(1)	5	2

As at 31 December	(16)	(15)	(20)

Based on past experience, the group believes that no material impairment allowance is necessary in respect of trade receivables not past due.

Trade receivable exposures are typically with large companies and government-backed organisations and the credit ratings of these organisations are monitored. Credit risks are minimised through the use of letters of credit, parent company guarantees, insurance instruments and forward funding where achievable.

The group's most significant customer in 2013 accounted for around 8 per cent (2012: 15 per cent; 2011: 14 per cent) of continuing revenues, and around 4 per cent (2012 and 2011: similar percentage) of current trade and other receivables. The revenue was generated in the Americas.

Interest rate risk

The group was in both a net cash and net deficit position during the year. When the group is in a net cash position long-term interest rate hedging (for periods beyond three to six months) is not considered appropriate as the surplus cash is viewed as temporary.

The £377 million multi-currency revolving credit facility is subject to an interest rate of LIBOR plus a margin depending on leverage. The £100 million Sterling term loan is subject to an interest rate of LIBOR plus a fixed margin.

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

Interest rate risk—contractual maturity and effective interest rates

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature:

	2013
	Effective interest rate	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years
	per cent	£ million	£ million	£ million	£ million	£ million
Bank deposits
(more than three months)	0.56	18	13	3	1	1
Cash and cash equivalents
(excluding bank overdrafts)	0.82	232	232	—	—	—
Bank overdrafts	0.21	(9)	(9)	—	—	—
Bank loans	1.25	(120)	(120)	—	—	—

		121	116	3	1	1

	2012
	Effective interest rate	Total	6 months or less
	per cent	£ million	£ million
Bank deposits (more than three months)	0.94	17	17
Cash and cash equivalents (excluding bank overdrafts)	0.98	258	258
Bank overdrafts	0.53	(26)	(26)
Bank loans	1.67	(150)	(150)

		99	99

	2011
	Effective interest rate	Total	6 months or less
	per cent	£ million	£ million
Bank deposits (more than three months)	1.15	28	28
Cash and cash equivalents	0.99	493	493

		521	521

Group borrowing

The group's bank overdrafts are all denominated in US Dollars (2012: Sterling) and the bank loans are all denominated in Sterling (2012: Sterling).

All covenants attached to borrowings have been complied with throughout the current and prior years.

Notes to the consolidated accounts (continued)

19    Capital and financial risk management (continued)

Fair values

Fair values are determined using observable market prices (level 2 as defined by IFRS 13 'Fair Value Measurement') as follows:

The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

20    Other non-current receivables and payables

Other non-current receivables of £24 million (2012: £27 million; 2011: £23 million) represent indemnities received on the acquisition of MACTEC and certain insurance receivables, both of which are matched by liabilities included within provisions.

Trade and other payables of £11 million (2012: £11 million; 2011 £nil) represents lease incentives received which are being amortised over the period of the lease and deferred consideration on acquisitions payable in more than one year.

Notes to the consolidated accounts (continued)

21    Provisions

	Litigation settlement and future legal costs	Indemnities granted and retained obligations on disposed businesses	Insurance	Onerous property contracts and provisions to fund joint ventures	Total
	£ million	£ million	£ million	£ million	£ million
As at 1 January 2013	40	69	36	26	171
Exchange and other movements	(1)	1	—	—	—
Utilised	(4)	(3)	(2)	(10)	(19)
Charged/(credited) to the income statement:
Additional provisions	9	10	4	2	25
Unused amounts reversed	(7)	(6)	(1)	—	(14)

As at 31 December 2013	37	71	37	18	163

As at 1 January 2012	54	66	37	12	169
Exchange and other movements	(2)	(1)	—	—	(3)
Utilised	(12)	(6)	—	(4)	(22)
Charged/(credited) to the income statement:
Additional provisions	2	12	—	17	31
Unused amounts reversed	(2)	(2)	(1)	—	(5)
Arising on business combinations	—	—	—	1	1

As at 31 December 2012	40	69	36	26	171

As at 1 January 2011	50	66	44	27	187
Utilised	(6)	(12)	(4)	(14)	(36)
Charged/(credited) to the income statement:
Additional provisions	3	21	—	—	24
Unused amounts reversed	(16)	(9)	(3)	(1)	(29)
Arising on business combinations	23	—	—	—	23

As at 31 December 2011	54	66	37	12	169

Provision was made during 2006 and prior for the estimated litigation, settlement and future legal costs in connection with the group's ongoing major litigation. To the extent that these provisions were charged as exceptional items, any reversals are also included as exceptional items.

The provision for indemnities relates to the indemnification of the purchasers of SPIE in 2006, purchasers of the Built Environment businesses and other peripheral businesses in 2007. These businesses are reported as discontinued operations and any adjustments to the provisions are treated as adjustments to the profits on disposal which were treated as exceptional items.

The insurance provision relates to the potential liabilities in the group's captive insurance entity and provisions in relation to risks associated with insurance claims. These potential liabilities and risks relate predominantly to industrial disease of former employees.

Provision has also been made for AMEC's potential liability to fund loss-making joint venture entities. The increase in the provision in 2012 includes an exceptional charge of £11 million in respect of finding a joint venture that was part of a recent acquisition.

Notes to the consolidated accounts (continued)

21    Provisions (continued)

Future outflows in respect of the onerous property contracts are expected to occur over the next several years.

Due to the nature of the other liabilities, the timing of any potential future outflows is uncertain.

22    Share capital and reserves

Movements in share capital and reserves are shown in the consolidated statement of changes in equity on pages F-6, F-7 and F-8.

Share capital

The share capital of the company comprises ordinary shares of 50 pence each. All the ordinary shares rank pari passu in all respects. To the company's knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares.

The movement in issued share capital during the year was as follows:

	Number	£ million
As at 1 January 2011, 31 December 2011 and 1 January 2012	337,965,871	169
Cancellation of shares acquired under the buyback programme	(29,968,301)	(15)

As at 31 December 2012	307,997,570	154

As at 1 January 2013	307,997,570	154
Cancellation of shares acquired under the buyback programme	(4,174,716)	(2)

As at 31 December 2013	303,822,854	152

Share buyback programme

During the year, 4 million ordinary shares (2012: 33 million ordinary shares) were purchased at an average price of £10.84 (2012: £10.76) and a total cost of £45 million (2012: £358 million). Of the total shares purchased under this buyback programme, 34 million shares (2012: 30 million shares) have subsequently been cancelled.

As at 31 December 2012 the company was party to an irrevocable closed season buyback agreement for the purchase of its own ordinary shares for a maximum total cost of £45 million. The purchase of these shares was dependent upon the company's share price not reaching a pre-determined level during the remainder of the contract period. The outstanding share purchase mandate liability of £45 million was presented as a current liability in accordance with IAS 32.23. The company was not party to any such contracts as at 31 December 2013 or 31 December 2011.

Reserves

As at 1 January 2013, there were 7,291,522 shares held in treasury (2012: 5,735,806; 2011: 6,658,059). All of the shares purchased during 2013 have subsequently been cancelled, but 3,250,000 of the shares purchased during 2012 are held in treasury. The group acquired 1,000,000 shares during 2011 which are held in treasury. During the year, 1,104,557 shares were transferred to share scheme participants (2012: 1,694,284; 2011: 1,922,253), leaving a balance held in treasury as at 31 December 2013 of 6,186,965

Notes to the consolidated accounts (continued)

22    Share capital and reserves (continued)

shares (2012: 7,291,522; 2011: 5,735,806). £62 million (2012: £71 million; 2011: £49 million) has been deducted from equity in respect of these shares.

A qualifying share ownership trust ('the Quest') was established on 26 August 1999. The Quest holds shares issued by the company in connection with the savings related share option scheme. As at 31 December 2011 the Quest held 259 shares; these shares were sold during 2012 and the funds remitted to the company.

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations, as well as from the translation of liabilities and the cumulative net change in the fair value of instruments that hedge the company's net investment in foreign subsidiaries, that have arisen since 1 January 2004, being the date of transition to adopted IFRS.

Share-based payments

Offers are made periodically in certain countries under the UK and International Savings-related Share Option Schemes which are open to all employees in those countries who meet minimum service criteria. Grants of share options are made to participating employees that entitle them to buy shares in the company normally after three years at up to 20 per cent discount to the market price of the shares at the time of offer. In the US, to conform with the relevant tax rules, options are granted at a maximum discount of 15 per cent to the share price at the time of grant and are normally exercisable after two years. Detailed terms of this plan are included in the Directors' Remuneration report.

Under the Performance Share Plan, annual awards are made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three-year period.

Under the Restricted Share Plan, awards are made to selected employees as restricted shares which vest in full after three years provided the employee has remained in continuous employment.

The company has a further scheme in place, the Executive Share Option Scheme. AMEC's policy is to grant share options under this scheme only selectively and in exceptional circumstances such as recruitment. No awards have been made under this scheme since 2004 and authority for its use lapsed in 2012.

The share-based payment arrangements operated by the group are equity settled and, other than in defined good leaver circumstances, require participants to be still in employment with the group at the time of vesting.

Notes to the consolidated accounts (continued)

22    Share capital and reserves (continued)

The number and weighted average exercise price of share options under the Savings-related Share Option Scheme are as follows:

	Weighted average exercise price 2013	Number of options 2013	Weighted average exercise price 2012	Number of options 2012	Weighted average exercise price 2011	Number of options 2011
	pence		pence		pence
Outstanding on 1 January	751	6,954,967	643	7,646,883	601	6,361,127
Lapsed/cancelled	789	(901,776)	645	(839,094)	656	(654,060)
Exercised	644	(1,127,999)	525	(1,752,145)	577	(1,929,259)
Granted	866	1,766,691	927	1,899,323	682	3,869,075

Outstanding on 31 December	794	6,691,883	751	6,954,967	643	7,646,883

Exercisable on 31 December	760	283,867	772	131,041	685	72,559

Options were exercised on a regular basis during the year and the average share price for the year was 1,070 pence (2012: 1,066 pence; 2011: 1,042 pence).

Options outstanding on 31 December 2013 have weighted average remaining contractual lives as follows:

	Weighted average remaining contractual life 2013	Number of options 2013	Weighted average remaining contractual life 2012	Number of options 2012	Weighted average remaining contractual life 2011	Number of options 2011
	years		years		years
500.00 pence to 599.99 pence	—	—	—	—	—	1,812,188
600.00 pence to 699.99 pence	0.4	2,711,612	0.9	3,988,698	1.5	4,497,993
700.00 pence to 799.99 pence	—	683,313	0.1	1,021,906	0.3	1,224,593
800.00 pence to 899.99 pence	0.7	1,488,608	—	54,032	—	112,109
Over 900.00 pence	0.4	1,808,350	0.8	1,890,331	—	—

		6,691,883		6,954,967		7,646,883

Notes to the consolidated accounts (continued)

22    Share capital and reserves (continued)

The numbers of shares held under the Performance Share Plan and Restricted Share Plan are as follows:

	Number of shares 2013	Number of shares 2012	Number of shares 2011
As at 1 January	3,923,198	3,931,369	4,059,359
Lapsed	(766,743)	(584,809)	(444,298)
Vested	(591,863)	(1,144,754)	(933,045)
Granted	1,629,656	1,721,392	1,249,353

As at 31 December	4,194,248	3,923,198	3,931,369

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding year, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows:

	Savings-related Share Option Scheme (Black-Scholes model)			Performance Share Plan (Monte Carlo model)			Restricted Share Plan (Monte Carlo model)
	2013	2012	2011	2013	2012	2011	2013	2012
Weighted average fair value at measurement date	217p	239p	285p	948p	1,053p	937p	960p	990p
Weighted average share price at measurement date	1,061p	1,103p	909p	1,060p	1,139p	1,184p	1,070p	1,106p
Exercise price	866p	927p	682p	n/a	n/a	n/a	n/a	n/a
Expected share price volatility	27%	28%	34%	28%	29%	33%	n/a	n/a
Option life	3.3 years	3.3 years	3.3 years	2.8 years	3.0 years	n/a	2.7 years	2.7 years
Expected dividend yield	4.0%	3.3%	2.5%	n/a	n/a	n/a	3.0%	3.0%
Risk-free interest rate	1.0%	1.0%	1.1%	n/a	n/a	n/a	n/a	n/a
Comparator share price volatility	n/a	n/a	n/a	33%	35%	42%	n/a	n/a
Correlation between two companies in comparator group	n/a	n/a	n/a	50%	50%	50%	n/a	n/a

The expected share price volatility is based on the historical volatility of the company's share price.

The performance conditions attaching to the Performance Share Plan involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award. There are no performance conditions attached to the Restricted Share Plan.

Dividends

The directors are proposing a final dividend in respect of the financial year ended 31 December 2013 of 28.5 pence per share, which will absorb an estimated £84 million of equity. Subject to approval, it will be paid on 2 July 2014 to shareholders on the register of members on 30 May 2014. This dividend has not been provided for and there are no income tax consequences for the company. This final dividend together with the interim dividend of 13.5 pence (2012: 11.7 pence; 2011: 10.2 pence) per

Notes to the consolidated accounts (continued)

22    Share capital and reserves (continued)

share results in a total dividend for the year of 42.0 pence per share (2012: 36.5 pence; 2011: 30.5 pence).

	2013	2012	2011
	£ million	£ million	£ million
Dividends charged to reserves and paid
Interim dividend in respect of 2012 of 11.7 pence (2012: interim dividend in respect of 2011 of 10.2 pence; 2011: interim dividend in respect of 2010 of 7.3 pence) per share	36	34	24
Final dividend in respect of 2012 of 24.8 pence (2012: final dividend in respect of 2011 of 20.3 pence; 2011: final dividend in respect of 2010 of 19.2 pence) per share	72	64	62

	108	98	86

The amount waived by trustees of the Performance Share Plan in respect of the interim and final dividends was £1 million (2012: £1 million; 2011: £1 million).

23    Analysis of cash, cash equivalents, bank loans and net cash

	As at 1 January 2013 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	As at 31 December 2013 £ million
Cash at bank and in hand	169	5	(21)	153
Bank deposits (less than three months)	89	(11)	1	79

Cash and cash equivalents (excluding bank overdrafts)	258	(6)	(20)	232
Bank overdrafts	(26)	17	—	(9)

Cash and cash equivalents	232	11	(20)	223
Bank deposits (more than three months)	17	1	—	18
Bank loans	(150)	30	—	(120)

Net cash as at the end of the year	99	42	(20)	121

	As at 1 January 2012 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	As at 31 December 2012 £ million
Cash at bank and in hand	130	46	(7)	169
Bank deposits (less than three months)	363	(273)	(1)	89

Cash and cash equivalents (excluding bank overdrafts)	493	(227)	(8)	258
Bank overdrafts	—	(26)	—	(26)

Cash and cash equivalents	493	(253)	(8)	232
Bank deposits (more than three months)	28	(11)	—	17
Bank loans	—	(150)	—	(150)

Net cash as at the end of the year	521	(414)	(8)	99

Notes to the consolidated accounts (continued)

23    Analysis of cash, cash equivalents, bank loans and net cash (continued)

	As at 1 January 2011 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	As at 31 December 2011 £ million
Cash at bank and in hand	177	(49)	2	130
Bank deposits (less than three months)	367	(2)	(2)	363

Cash and cash equivalents	544	(51)	—	493
Bank deposits (more than three months)	196	(168)	—	28

Net cash as at the end of the year	740	(219)	—	521

Cash and cash equivalents as at 31 December 2013 includes £25 million (2012: £30 million; 2011: £22 million) that is held in countries from which prior approval is required to transfer funds abroad. There are restrictions on the use of £7 million (2012: £9 million; 2011: £4 million) of cash held on behalf of joint venture arrangements. In addition, there are restrictions on the use of a further £16 million (2012: £13 million; 2011: £19 million) of cash and cash equivalents in respect of commitments of the group's captive insurance subsidiary to certain insurers.

All bank loans and overdrafts are repayable within one year.

24    Acquisitions and disposals

Acquisitions in 2013

The following purchase has been accounted for as an acquisition. The business acquired did not make a material contribution to consolidated revenue and profit in the period from its acquisition to 31 December 2013, nor would it have done in the year ended 31 December 2013 had it been acquired on 1 January 2013.

Intangible assets recognised at fair value on the acquisition of these businesses included trade names, order backlogs, customer relationships and non-compete agreements.

Automated Engineering Services Corp.

On 15 November 2013, the group acquired all of the shares in Automated Engineering Services Corp. (AES) for up to US$35 million, with US$29 million paid on completion and up to $6 million deferred for three years dependent of the achievement of certain performance targets.

AES is a 175-person professional design engineering nuclear services firm based in Naperville, Illinois, US. It provides plant design/modification engineering, engineering analysis, safety, licensing and regulatory services, and engineering programme support to existing nuclear utilities, primarily in the US.

The acquisition is fully aligned with AMEC's Vision 2015 strategy and builds on AMEC's nuclear position in the US, allowing AMEC to better serve its clients and providing a strong platform from which to achieve further growth.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of AES were as follows:

Recognised value
£ million
Intangible assets	6
Trade and other receivables	6
Trade and other payables	(2)

Net identifiable assets and liabilities	10
Goodwill on acquisition	12

22

Consideration
Cash—paid on completion	18
—deferred	4

22

Goodwill has arisen on the acquisition of AES primarily due to its skilled workforce which did not meet the criteria for recognition as intangible assets as at the date of acquisition.

Other acquisitions

A further £2 million was paid in the period in respect of business acquired in 2012 and prior years.

Acquisitions in 2012

Unidel

On 30 May 2012, the group acquired all of the shares in Unidel Group Pty Limited (Unidel).

Unidel is a 260-person company working in Australia's energy, resources and infrastructure sectors which provides a range of environmental and infrastructure services similar to those of AMEC. Its experience includes projects involving gas field exploration, development, production and transmission, water pipelines and coal seam methane.

The acquisition is fully aligned with AMEC's Vision 2015 strategy and built AMEC's presence in Australia to some 1,500 employees. It also expands the group's capabilities in one of the key growth regions and allows the group to better serve customers in the oil & gas, mining, and clean energy markets.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Unidel were as follows:

Recognised value
£ million
Intangible assets	11
Trade and other receivables	7
Cash and cash equivalents	1
Trade and other payables	(5)
Deferred tax liability	(3)

Net identifiable assets and liabilities	11
Goodwill on acquisition	5

16

Consideration
Cash—paid on completion	16

16

Goodwill has arisen on the acquisition of Unidel primarily due to its skilled workforce positioned within the Australian market which did not meet the criteria for recognition as intangible assets as at the date of acquisition.

Energy, Safety and Risk Consultants

On 29 June 2012, the group acquired all of the shares in Energy, Safety and Risk Consultants (UK) Limited (ESRC). ESRC was Serco Group plc's nuclear technical services business. It is based at a number of sites in the UK and has around 600 people providing consultancy and project solutions for customers including the Ministry of Defence, EDF, Magnox and the Nuclear Decommissioning Authority. The acquisition is fully aligned with AMEC's Vision 2015 growth strategy and further builds AMEC's footprint and capabilities in the clean energy market. The team of highly skilled professionals will complement AMEC's existing expertise in nuclear support activities and enable AMEC to better service its customers.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

The amounts recognised in respect of identifiable assets and liabilities relating to the ESRC acquisition were as follows:

Recognised value
£ million
Property, plant and equipment	1
Intangible assets	74
Cash and cash equivalents	1
Trade and other receivables	13
Trade and other payables	(7)
Deferred tax liability	(20)

Net identifiable assets and liabilities	62
Goodwill on acquisition	75

137

Consideration
Cash—paid on completion	137

137

Goodwill has been recognised on this acquisition as a result of the value of its skilled workforce which did not meet the criteria for recognition as intangible assets as at the date of acquisition. The acquisition also provides significant opportunities for the combined business to grow due to the complementary skills.

Other acquisitions

Other acquisitions were made in the year for a total consideration of £8 million of which £6 million was paid on completion with the balance of £2 million dependent on the achievement of set earnings targets. The aggregate fair value of identifiable net assets was £4 million, and there was a non-controlling interest of £2 million created. Goodwill arising was £6 million and has been recognised as a result of the value of its skilled workforce which did not meet the criteria for recognition as intangible assets as at the date of acquisition.

A further £2 million was paid in the period in respect of businesses acquired in 2011 and prior years.

Acquisitions in 2011

The following purchases have been accounted for as acquisitions. MACTEC, Inc contributed £126 million to consolidated revenue and £10 million to consolidated EBITA in the period from the date of its acquisition to 31 December 2011. If the acquisition had taken place at the beginning of the year, the EBITA of the group would have been £320 million and consolidated revenue would have been £3,258 million. None of the other businesses acquired made a material contribution to consolidated revenue and profit in the period from their acquisition to 31 December 2011, nor would they have done in the year ended 31 December 2011 if they had been acquired on 1 January 2011.

Intangible assets recognised at fair value on the acquisition of these businesses included brands, trade names, customer relationships, order backlogs and non-compete agreements.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

QED International Limited

On 21 February 2011, the group acquired all of the shares in QED International Limited (qedi). qedi is a market-leading project delivery company, focused on delivering specialist completion and commissioning services for major projects in the oil and gas industry. The acquisition strengthens AMEC's project delivery capability across its key sectors, supports the Vision 2015 strategy, and reinforces AMEC's excellent track record through commissioning into operation.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of qedi were as follows:

Recognised value
£ million
Intangible assets	14
Trade and other receivables	10
Bank loans	(1)
Trade and other payables	(4)
Deferred tax liability	(3)

Net identifiable assets and liabilities	16
Goodwill on acquisition	17

33

Consideration
Cash—paid on completion	28
—paid to repay debt	5

33

Goodwill has arisen on the acquisition of qedi primarily through the recognition of the specialist expertise of its workforce in completion and commissioning services for major projects in the oil and gas industry, which did not meet the criteria for recognition as intangible assets at the date of acquisition. The acquisition also provides opportunities for expansion of the qedi business utilising AMEC's geographic coverage.

Zektin Group Pty Limited

On 28 February 2011, the group acquired all of the shares in Zektin Group Pty Limited (Zektingroup). Zektingroup is an Australian-based specialist engineering consultancy for the oil and gas and resources industries. The acquisition provides AMEC with oil and gas capability on the east coast of Australia, as well as access to the coal seam methane sector. This is fully aligned with AMEC's Vision 2015 strategy of assured growth through a strengthened geographic footprint and enhanced capabilities in key sectors.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Zektingroup were as follows:

Recognised value
£ million
Intangible assets	5
Trade and other receivables	7
Cash and cash equivalents	1
Current tax payable	(1)
Trade and other payables	(3)
Deferred tax liability	(1)

Net identifiable assets and liabilities	8
Goodwill on acquisition	25

33

Consideration
Cash—paid on completion	26
Contingent consideration	7

33

Goodwill has arisen on the acquisition of Zektingroup through recognition of the value of its workforce of circa 220 which has strong capabilities and experience in target markets which did not meet the criteria for recognition as intangible assets at the date of acquisition. The acquisition also provides opportunities for synergies with and cross-selling for existing AMEC businesses.

At December 2011, the latest forecasts indicate that due to events that have occurred since the acquisition, the contingent consideration will not be payable and the provision has been released to the income statement. The latest forecasts in 2012 supported this position. The measurement period ended in 2013 with no contingent consideration payable.

MACTEC, Inc

On 3 June 2011, the group acquired all of the shares in MACTEC, Inc (MACTEC). MACTEC is a leading US engineering and environmental services company which provides a similar wide range of services to the group's existing Environment & Infrastructure business. The acquisition provides greater access to new customers and regions, is fully aligned with the Vision 2015 strategy and provides the group with the right scale to service the important and growing environmental and infrastructure engineering services market.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of MACTEC were as follows:

Recognised value
£ million
Property, plant and equipment	4
Intangible assets	54
Indemnities received	23
Trade and other receivables	65
Cash and cash equivalents	14
Current tax payable	(2)
Trade and other payables	(46)
Deferred tax liability	(7)
Retirement benefit liabilities	(20)
Provisions	(23)

Net identifiable assets and liabilities	62
Goodwill on acquisition	121

183

Consideration
Cash—paid on completion	123
—paid to repay debt	60

183

Goodwill has been recognised on this acquisition through recognition of the value of its workforce of circa 2,600 mostly highly skilled technical professionals which did not meet the criteria for recognition as intangible assets as at the date of acquisition. MACTEC's 70 offices are mainly based in eastern USA, complementing the strength of the existing AMEC Environment & Infrastructure business in western USA and Canada. The acquisition also provides significant opportunities for synergy benefits and cost savings.

Other acquisitions

Other acquisitions were made in the year for a total consideration of £14 million of which £11 million was paid on completion with the balance of £3 million dependent on the achievement of set targets for labour revenue growth. The aggregate fair value of identifiable net assets was £6 million, which consisted of £6 million relating to other intangible assets, cash and cash equivalents of £1 million and other net liabilities of £1 million. Goodwill arising was £8 million and has been recognised as a result of expected synergies.

A further £16 million was paid in the period in respect of businesses acquired in 2010 and prior years.

Disposal in 2011

There was one small disposal made during the year. In addition, there were various cash payments in respect of businesses sold in prior years and adjustments to provisions held in respect of prior year disposals resulting in a net loss of £2 million and a net cash outflow of £9 million.

Notes to the consolidated accounts (continued)

24    Acquisitions and disposals (continued)

Net cash flows attributable to discontinued operations

The net cash flows attributable to discontinued operations during the year were as follows:

	2013	2012 (restated)	2011 (restated)
	£ million	£ million	£ million
Net cash flow from operating activities	(12)	(12)	(36)
Net cash flow from investing activities	(2)	(4)	(7)

	(14)	(16)	(43)

25    Operating leases

The total obligations under non-cancellable operating lease rentals for continuing operations are as follows:

	31 December 2013	31 December 2012	31 December 2011
	£ million	£ million	£ million
In one year or less	66	71	71
Between one and five years	157	168	145
Over five years	61	66	56

	284	305	272

AMEC enters into the following types of lease: short-term plant hires; leases for motor vehicles and office equipment with lease periods of two to five years; and longer-term property leases. None of the leases include any contingent rentals.

26    Contingent liabilities

Guarantees and indemnities

The borrowings of joint ventures are generally without recourse to AMEC.

Legal claims and actions

AMEC has taken internal and external legal advice in considering known or reasonably likely legal claims and actions by or against the company. Consequently, it carefully assesses the likelihood of the success of a claim or action. AMEC makes an appropriate provision for those legal claims or actions against the company on the basis of the likely outcome but makes no provision for those which are, in its view, unlikely to succeed. Provisions of £37 million (2012: £40 million; 2011: £54 million) are shown in note 21 in respect of these claims.

Known and reasonably likely legal claims or actions for which a provision has not been established are not expected to have a material impact on the group. The possibility of other claims being made in the future is considered by AMEC, but in general their occurrence or outcome cannot be predicted within any degree of certainty.

Notes to the consolidated accounts (continued)

27    Related party transactions

During 2013 there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

Transactions with the senior management group

Following the restructure in late 2012, the senior management group now consists of AMEC plc board members and the presidents of the Americas, Europe and Growth Regions geographies. In 2012 and 2011 the senior management group consisted of AMEC plc board members.

The senior management group and relatives controlled 0.81 per cent of the voting rights of the company as at 31 December 2013.

In addition to their salaries, the company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Performance Share Plan. The company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows:

	2013	2012	2011
	£ million	£ million	£ million
Short-term employee benefits	6	4	4
Pension costs	—	—	—
Equity-settled share-based payments	3	3	2

	9	7	6

Transactions and related balances outstanding with joint ventures

The transactions and related balances outstanding with joint venture entities are as follows:

	Value of transactions in the year			Outstanding balance as at 31 December
	2013	2012	2011	2013	2012	2011
	£ million	£ million	£ million	£ million	£ million	£ million
Services rendered	38	28	41	15	14	16
Provision of finance	8	5	12	41	35	31

In September 2012, the UK government's Department for Business, Innovation and Skills announced a change to UK legislation with respect to the requirement for a UK company to be subject to annual audit. An additional audit exemption has been introduced, such that for a subsidiary of a parent established in a European Economic Area state, that subsidiary can be exempt from annual audit if certain conditions are met. The principal conditions are the requirement for the subsidiary's shareholders to agree to the exemption and a guarantee to be issued to the subsidiary by the parent undertaking, guaranteeing all of the subsidiary's outstanding liabilities at the year end, until they are satisfied in full.

The group will be exempting the following companies from an audit in 2013 under Section 479A of the Companies Act 2006, all of which are fully consolidated in these accounts:

•
AMEC Canada Limited (Registered number: 3941785)

•
AMEC Finance Asia Limited (Registered number: 6205760)

Notes to the consolidated accounts (continued)

27    Related party transactions (continued)

•
AMEC Hedge Co 1 Limited (Registered number: 07870120)

•
AMEC Kazakhstan Holdings Limited (Registered number: 4530056)

•
AMEC Property and Overseas Investments Limited (Registered number: 1580678)

•
AMEC USA Finance Limited (Registered number: 5299446)

•
AMEC USA Holdings Limited (Registered number: 4041261)

•
AMEC USA Limited (Registered number: 4044800)

•
Amplemark Limited (Registered number: 4530054)

•
PI Energy & Emissions Limited (Registered number: SC209704)

•
Sandiway Solutions (No 3) Limited (Registered number: 5318249)

•
Sigma Financial Facilities Limited (Registered number: 3863449)

28    Post balance sheet event

On 13 February 2014, AMEC announced that it had entered into a definitive agreement with Foster Wheeler AG (Foster Wheeler) under which AMEC will make a recommended offer to acquire the entire issued and to be issued share capital of Foster Wheeler.

Under the terms of the acquisition, Foster Wheeler shareholders would receive 0.8998 new AMEC securities and $16.00 in cash for each Foster Wheeler share (representing approximately $3.3 billion, or £2.0 billion* in aggregate).

Due to its size, the acquisition is a class 1 transaction under the UK listing rules and therefore requires the approval of AMEC shareholders. Completion of the transaction will also be subject to AMEC having received valid acceptance to the offer from holders of Foster Wheeler shares holding a minimum of 80 per cent of the total issued share capital of Foster Wheeler, regulatory and anti-trust approvals, a Foster Wheeler shareholder vote, and the satisfaction of other customary closing conditions.

The transaction is expected to close in the second half of 2014.

On 19 March 2014 AMEC disposed of its investment in Lancashire Waste Project resulting in an estimated loss on disposal of £20 million.

*
Calculated using the AMEC share price of 1092 pence and a pound sterling to US$ exchange rate of 1:1.658, both as at the close on 12 February 2014. The recommended offer value has been calculated using a Foster Wheeler diluted share count of approximately 99.9 million shares (based on treasury share method) that will be settled in new AMEC securities and cash, plus approximately 1.2 million of shares currently in Foster Wheeler award schemes that are expected to be rolled into new AMEC awards.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of dollars, except per share amounts)

(unaudited)

	Three Months Ended March 31,
	2014	2013
Operating revenues	$733,699	$790,144
Cost of operating revenues	618,164	670,698

Contract profit	115,535	119,446
Selling, general and administrative expenses	82,047	90,332
Other income, net	(6,140)	(4,751)
Other deductions, net	10,703	5,312
Interest income	(1,403)	(1,462)
Interest expense	3,662	2,672
Net asbestos-related provision	2,008	2,000

Income from continuing operations before income taxes	24,658	25,343
Provision for income taxes	9,718	5,160

Income from continuing operations	14,940	20,183

Discontinued operations:
Loss from discontinued operations before income taxes	—	(3,878)
Provision for income taxes from discontinued operations	—	—

Loss from discontinued operations	—	(3,878)

Net income	14,940	16,305

Less: Net (loss)/income attributable to noncontrolling interests	(2,127)	3,279

Net income attributable to Foster Wheeler AG	$17,067	$13,026

Amounts attributable to Foster Wheeler AG:
Income from continuing operations	$17,067	$16,904
Loss from discontinued operations	—	(3,878)

Net income attributable to Foster Wheeler AG	$17,067	$13,026

Basic earnings per share attributable to Foster Wheeler AG:
Income from continuing operations (see Note 1)	$0.17	$0.16
Loss from discontinued operations	—	(0.04)

Net income attributable to Foster Wheeler AG	$0.17	$0.12

Diluted earnings per share attributable to Foster Wheeler AG:
Income from continuing operations (see Note 1)	$0.17	$0.16
Loss from discontinued operations	—	(0.04)

Net income attributable to Foster Wheeler AG	$0.17	$0.12

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands of dollars)

(unaudited)

	Three Months Ended March 31,
	2014	2013
Net income	$14,940	$16,305
Other comprehensive loss, net of tax:
Foreign currency translation adjustments:
Foreign currency translation adjustments	(3,288)	(14,413)
Tax impact	(7)	—

Foreign currency translation adjustments, net of tax	(3,295)	(14,413)

Cash flow hedges adjustments:
Unrealized loss	(2,368)	(818)
Tax impact	820	208

Unrealized loss, net of tax	(1,548)	(610)

Reclassification for losses included in net income (see Note 8 for further information)	1,020	1,135
Tax impact	(347)	(288)

Reclassification for losses included in net income, net of tax	673	847

Total cash flow hedges adjustments, net of tax	(875)	237

Pension and other postretirement benefits adjustments, net of tax:
Net actuarial loss	(3,980)	—
Tax impact	498	—

Net actuarial loss, net of tax	(3,482)	—

Amortization included in net periodic pension cost (see Note 6 for further information):
Net actuarial loss	4,115	4,664
Tax impact	(456)	(449)

Net actuarial loss, net of tax	3,659	4,215

Prior service credit	(1,445)	(1,264)
Tax impact	114	91

Prior service credit, net of tax	(1,331)	(1,173)

Transition obligation	5	14
Tax impact	—	3

Transition obligation, net of tax	5	17

Total pension and other postretirement benefits adjustments, net of tax	(1,149)	3,059

Other comprehensive loss, net of tax	(5,319)	(11,117)

Comprehensive income	9,621	5,188
Less: Comprehensive (loss)/income attributable to noncontrolling interests	(2,693)	2,492

Comprehensive income attributable to Foster Wheeler AG	$12,314	$2,696

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands of dollars, except share data and per share amounts)

(unaudited)

	March 31, 2014	December 31, 2013
ASSETS
Current Assets:
Cash and cash equivalents	$527,867	$556,190
Accounts and notes receivable, net:
Trade	715,360	671,770
Other	60,581	57,262
Contracts in process	201,034	197,232
Prepaid, deferred and refundable income taxes	61,391	62,856
Other current assets	39,070	38,431

Total current assets	1,605,303	1,583,741

Land, buildings and equipment, net	274,667	279,981
Restricted cash	53,580	82,867
Notes and accounts receivable—long-term	14,645	15,060
Investments in and advances to unconsolidated affiliates	181,736	181,315
Goodwill	169,377	169,801
Other intangible assets, net	108,235	113,463
Asbestos-related insurance recovery receivable	118,711	120,489
Other assets	148,031	143,848
Deferred tax assets	47,710	49,707

TOTAL ASSETS	$2,721,995	$2,740,272

LIABILITIES, TEMPORARY EQUITY AND EQUITY
Current Liabilities:
Current installments on long-term debt	$12,696	$12,513
Accounts payable	248,442	282,403
Accrued expenses	261,640	304,312
Billings in excess of costs and estimated earnings on uncompleted contracts	635,383	569,652
Income taxes payable	36,657	39,078

Total current liabilities	1,194,818	1,207,958

Long-term debt	113,030	113,719
Deferred tax liabilities	40,680	39,714
Pension, postretirement and other employee benefits	109,077	111,221
Asbestos-related liability	248,670	257,180
Other long-term liabilities	206,308	210,651
Commitments and contingencies

TOTAL LIABILITIES	1,912,583	1,940,443

Temporary Equity:
Non-vested share-based compensation awards subject to redemption	10,632	15,664

TOTAL TEMPORARY EQUITY	10,632	15,664

Equity:
Registered shares:
CHF 3.00 par value; authorized: 158,256,236 shares and 157,863,694 shares; conditionally authorized: 57,775,870 shares and 58,168,412 shares; issued: 106,035,442 shares and 105,642,900 shares; outstanding: 99,443,742 shares and 99,051,200 shares.	261,278	259,937
Paid-in capital	226,769	216,450
Retained earnings	950,227	933,160
Accumulated other comprehensive loss	(514,070)	(509,317)
Treasury shares (outstanding: 6,591,700 shares and 6,591,700 shares)	(150,131)	(150,131)

TOTAL FOSTER WHEELER AG SHAREHOLDERS' EQUITY	774,073	750,099

Noncontrolling interests	24,707	34,066

TOTAL EQUITY	798,780	784,165

TOTAL LIABILITIES, TEMPORARY EQUITY AND EQUITY	$2,721,995	$2,740,272

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of dollars)

(unaudited)

	Registered Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares	Total Foster Wheeler AG Shareholders' Equity	Noncontrolling Interests	Total Equity
Three Months Ended March 31, 2013
Balance at December 31, 2012	$269,633	$266,943	$835,993	$(567,603)	$(90,976)	$713,990	$43,403	$757,393
Net income	—	—	13,026	—	—	13,026	3,279	16,305
Other comprehensive loss, net of tax	—	—	—	(10,330)	—	(10,330)	(787)	(11,117)
Issuance of registered shares upon exercise of stock options	97	546	—	—	—	643	—	643
Issuance of registered shares upon vesting of restricted awards	449	(449)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(10,514)	(10,514)
Share-based compensation expense	—	4,992	—	—	—	4,992	—	4,992
Excess tax shortfall related to share-based compensation	—	(85)	—	—	—	(85)	—	(85)
Repurchase of registered shares	—	—	—	—	(33,948)	(33,948)	—	(33,948)

Balance at March 31, 2013	$270,179	$271,947	$849,019	$(577,933)	$(124,924)	$688,288	$35,381	$723,669

Three Months Ended March 31, 2014
Balance at December 31, 2013	$259,937	$216,450	$933,160	$(509,317)	$(150,131)	$750,099	$34,066	$784,165
Net income	—	—	17,067	—	—	17,067	(2,127)	14,940
Other comprehensive loss, net of tax	—	—	—	(4,753)	—	(4,753)	(566)	(5,319)
Issuance of registered shares upon exercise of stock options	245	1,475	—	—	—	1,720	—	1,720
Issuance of registered shares upon vesting of restricted awards	1,096	(1,096)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(6,666)	(6,666)
Share-based compensation expense	—	9,649	—	—	—	9,649	—	9,649
Excess tax benefit related to share-based compensation	—	291	—	—	—	291	—	291
Repurchase of registered shares	—	—	—	—	—	—	—	—

Balance at March 31, 2014	$261,278	$226,769	$950,227	$(514,070)	$(150,131)	$774,073	$24,707	$798,780

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

(unaudited)

	Three Months Ended March 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,940	$16,305
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	14,315	15,342
Net non-cash asbestos-related provision	2,008	2,000
Share-based compensation expense	4,617	4,590
Excess tax (benefit)/shortfall related to share-based compensation	(291)	85
Deferred income tax provision	1,079	4,218
Equity in earnings of unconsolidated affiliates, net of dividends	(4,275)	(2,023)
Other noncash items, net	(41)	30
Changes in assets and liabilities, net of effects from acquisitions:
(Increase)/decrease in receivables	(45,104)	38,631
Net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts	60,826	(36,132)
Decrease in accounts payable and accrued expenses	(71,038)	(52,280)
Net change in other current assets and liabilities	1,530	(11,929)
Net change in other long-term assets and liabilities	(22,241)	(14,951)

Net cash used in operating activities—continuing operations	(43,675)	(36,114)

Net cash used in operating activities—discontinued operations	—	(331)

Net cash used in operating activities	(43,675)	(36,445)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments related to acquisition of businesses, net of cash acquired	—	(24,895)
Change in restricted cash	29,285	17,598
Capital expenditures	(5,769)	(7,862)
Return of investment from unconsolidated affiliates	—	82
Proceeds from sale of short-term investments	—	121
Other investing activities	61	—

Net cash provided by/(used in) investing activities—continuing operations	23,577	(14,956)

Net cash provided by investing activities—discontinued operations	—	331

Net cash provided by/(used in) investing activities	23,577	(14,625)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares	—	(33,948)
Distributions to noncontrolling interests	(6,666)	(10,514)
Proceeds from stock options exercised	1,720	643
Excess tax benefit/(shortfall) related to share-based compensation	291	(85)
Repayment of debt and capital lease obligations	(646)	(632)

Net cash used in financing activities	(5,301)	(44,536)

Effect of exchange rate changes on cash and cash equivalents	(2,924)	(11,000)

Decrease in cash and cash equivalents	(28,323)	(106,606)
Less: Increase/(decrease) in cash and cash equivalents—discontinued operations	—	—

Decrease in cash and cash equivalents—continuing operations	(28,323)	(106,606)

Cash and cash equivalents at beginning of year	556,190	582,322

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$527,867	$475,716

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies

Basis of Presentation—The fiscal year of Foster Wheeler AG ends on December 31 of each calendar year. Foster Wheeler AG's fiscal quarters end on the last day of March, June and September. The fiscal years of our non-U.S. operations are the same as the parent's. The fiscal year of our U.S. operations is the 52- or 53-week annual accounting period ending on the last Friday in December.

The accompanying consolidated financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments only consisted of normal recurring items. Interim results are not necessarily indicative of results for a full year.

The consolidated financial statements and notes are presented in accordance with the requirements of Form 10-Q and do not contain certain information included in our Annual Report on Form 10-K for the year ended December 31, 2013 ("2013 Form 10-K"), filed with the Securities and Exchange Commission on February 27, 2014. The consolidated balance sheet as of December 31, 2013 was derived from the audited financial statements included in our 2013 Form 10-K, but does not include all disclosures required by accounting principles generally accepted in the United States of America for annual consolidated financial statements.

Certain prior period amounts have been reclassified to conform to the current period presentation. Reclassifications also include the presentation of our former waste-to-energy business as a result of its classification as held-for-sale and, in turn, discontinued operations. Please refer to Note 14 for further information.

The consolidated financial statements include the accounts of Foster Wheeler AG and all U.S. and non-U.S. subsidiaries, as well as certain entities in which we have a controlling interest. Intercompany transactions and balances have been eliminated. See "—Variable Interest Entities" below for further information related to the consolidation of variable interest entities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used in accounting for long-term contracts including estimates of total costs, progress toward completion and customer and vendor claims, employee benefit plan obligations and share-based compensation plans. In addition, we also use estimates when accounting for uncertain tax positions and deferred taxes, asbestos liabilities and expected recoveries and when assessing goodwill for impairment, among others.

Revenue Recognition on Long-Term Contracts—Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed-price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognized on a percentage-of-completion basis when the realization of an incentive is assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any time, we have numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. These estimates may be revised as additional information becomes available or as specific project circumstances change. We review all of our material contracts on a monthly basis and revise our estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognized, the cumulative impact of that change is recorded based on progress achieved through the period of change. The following table summarizes the number of separate projects that experienced final estimated contract profit revisions with an impact on contract profit in excess of $1,000 relating to the revaluation of work performed in prior periods:

	Three Months Ended March 31,
	2014	2013
Number of separate projects	6	11
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions	$13,200	$19,000

Please see Note 12 for further information related to changes in final estimated contract profit and the impact on business segment results.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, disputed or unapproved change orders as to both scope and price or other causes of unanticipated additional costs. We record claims as additional contract revenue if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. These two requirements are satisfied by the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim may be recorded only to the extent that contract costs relating to the claim have been incurred, which can include amounts from unapproved change orders when the two requirements described above are met. Unapproved change orders or similar items subject to uncertainty that do not meet the two requirements described above are expensed without the recognition of additional contract revenue. Costs attributable to claims are treated as costs of contract performance as incurred and are recorded in contracts in process. Our consolidated financial statements included commercial claims of $6,600 and $4,500 as of March 31, 2014 and December 31, 2013, respectively, of which substantially all costs had been incurred as of March 31, 2014 and December 31, 2013.

In certain circumstances, we may defer pre-contract costs when it is probable that these costs will be recovered under a future contract. Such deferred costs would then be included in contract costs upon execution of the anticipated contract. In the event that we defer pre-contract costs and we are not successful in obtaining the contract, we write off the deferred costs through our consolidated statement of operations in the period when we no longer assess recoverability of such costs as probable. Deferred pre-contract costs were inconsequential as of March 31, 2014 and December 31, 2013.

Certain special-purpose subsidiaries in our Global Power Group business segment are reimbursed by customers for their costs of building and operating certain facilities over the lives of the corresponding service contracts. Depending on the specific legal rights and obligations under these arrangements, in some cases those reimbursements are treated as operating revenues at gross value and other cases as a reduction of cost.

Trade Accounts Receivable—Trade accounts receivable represent amounts billed to customers. We assess the need for an allowance for doubtful accounts on a project-by-project basis, which includes the consideration of security instruments that provide us protection in the event of non-payment. When there is a risk of non-payment related to customer credit risk, we record an allowance for doubtful accounts. Because of the nature of our customer base and our rigorous customer credit risk assessment process prior to entering into contracts, the level of our allowance for doubtful accounts is typically a very small percentage of our gross accounts receivable balance. To the extent that there is a risk of non-payment related to commercial or performance issues, we record an allowance against the valuation of contract work in progress within the contract.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

In accordance with terms under our long-term contracts, our customers may withhold certain percentages of such billings until completion and acceptance of the work performed, which we refer to as retention receivables. Final payment of retention receivables might not be received within a one-year period. In conformity with industry practice, however, the full amount of accounts receivable, including such amounts withheld, are included in current assets on the consolidated balance sheet. We have not recorded a provision for the outstanding retention receivable balances as of March 31, 2014 or December 31, 2013.

Trade accounts receivable are continually evaluated for collectability. Provisions are established on a project-specific basis when there is an issue associated with the client's ability to make payments or there are circumstances where the client is not making payment due to contractual issues.

Variable Interest Entities—We sometimes form separate legal entities such as corporations, partnerships and limited liability companies in connection with the execution of a single contract or project. Upon formation of each separate legal entity, we perform an evaluation to determine whether the new entity is a variable interest entity, or VIE, and whether we are the primary beneficiary of the new entity, which would require us to consolidate the new entity in our financial results. We reassess our initial determination on whether the entity is a VIE upon the occurrence of certain events and whether we are the primary beneficiary as outlined in current accounting guidelines. If the entity is not a VIE, we determine the accounting for the entity under the voting interest accounting guidelines.

An entity is determined to be a VIE if either (a) the total equity investment is not sufficient for the entity to finance its own activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (such as the ability to make decisions through voting or other rights or the obligation to absorb losses or the right to receive benefits), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb losses of the entity and/or their rights to receive benefits of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As of March 31, 2014 and December 31, 2013, we participated in certain entities determined to be VIEs, including a gas-fired cogeneration facility in Martinez, California and a refinery/electric power generation project in Chile. We consolidate the operations of the Martinez project while we record our participation in the project in Chile on the equity method of accounting.

Please see Note 3 for further information regarding our participation in these projects.

Fair Value Measurements—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, 820-10 defines fair value, establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value and provides guidance on required disclosures about fair value measurements. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

Our financial assets and liabilities that are recorded at fair value on a recurring basis consist primarily of the assets or liabilities arising from derivative financial instruments and defined benefit pension plan assets. See Note 8 for further information regarding our derivative financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Financial instruments valued independent of the fair value hierarchy:

•
Cash, Cash Equivalents and Restricted Cash—The carrying value of our cash, cash equivalents and restricted cash approximates fair value because of the demand nature of many of our deposits or short-term maturity of these instruments.

Financial instruments valued within the fair value hierarchy:

•
Long-term Debt—We estimate the fair value of our long-term debt (including current installments) based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities using level 2 inputs.

•
Foreign Currency Forward Contracts—We estimate the fair value of foreign currency forward contracts by obtaining quotes from financial institutions or market transactions in either the listed or over-the-counter markets. Our estimate of the fair value of foreign currency forward contracts also includes an assessment of non-performance by our counterparties. We further corroborate the valuations with observable market data using level 2 inputs.

•
Interest Rate Swaps—We estimate the fair value of our interest rate swaps based on quotes obtained from financial institutions, which we further corroborate with observable market data using level 2 inputs.

•
Defined Benefit Pension Plan Assets—We estimate the fair value of investments in equity securities at each year-end based on quotes obtained from financial institutions. The fair value of investments in commingled funds, invested primarily in debt and equity securities, is based on the net asset values communicated by the respective asset manager. We further corroborate the above valuations with observable market data using level 1 and 2 inputs. Additionally, we hold

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

  investments in private investment funds that are valued at net asset value as communicated by the asset manager using level 2 or 3 unobservable market data inputs.

	March 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fair value measurements:
Assets:
Assets measured at fair value on a recurring basis:
Foreign currency forward contracts	$—	$1,330	$—	$—	$7,361	$—
Assets measured at fair value on a non-recurring basis:
Investment in an unconsolidated affiliate	$—	$—	$—	$—	$—	$35,096
Liabilities:
Liabilities measured at fair value on a recurring basis:
Foreign currency forward contracts	$—	$1,512	$—	$—	$2,405	$—
Interest rate swap contracts	—	8,757	—	—	7,866	—

Total liabilities measured at fair value on a recurring basis	$—	$10,269	$—	$—	$10,271	$—

Retirement of Shares under Share Repurchase Program—Under Swiss law, the cancellation of shares previously repurchased under our share repurchase program must be approved by our shareholders. Repurchased shares remain as treasury shares on our balance sheet until cancellation.

Any repurchases will be made at our discretion in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The program does not obligate us to acquire any particular number of shares. The program has no expiration date and may be suspended or discontinued at any time.

All treasury shares are carried at cost on the consolidated balance sheet until the cancellation of the shares has been approved by our shareholders and the cancellation is registered with the commercial register of the Canton of Zug in Switzerland. Upon the effectiveness of the cancellation of the shares, the cost of the shares cancelled will be removed from treasury shares on the consolidated balance sheet, the par value of the cancelled shares will be removed from registered shares on the consolidated balance sheet, and the excess of the cost of the treasury shares above par value will be removed from paid-in capital on the consolidated balance sheet.

Once repurchased, treasury shares are no longer considered outstanding, which results in a reduction to the weighted-average number of shares outstanding during the reporting period when calculating earnings per share, as described below.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

Earnings per Share—Basic earnings per share amounts have been computed based on the weighted-average number of shares outstanding during the reporting period.

Diluted earnings per share amounts have been based on the combination of the weighted-average number of shares outstanding during the reporting period and the impact of dilutive securities, if any, such as outstanding stock options and the non-vested portion of restricted stock units and performance-based restricted stock units (collectively, "restricted awards") to the extent such securities are dilutive.

In profitable periods, outstanding stock options have a dilutive effect under the treasury stock method when the average share price for the period exceeds the assumed proceeds from the exercise of the option. The assumed proceeds include the exercise price, compensation cost, if any, for future service that has not yet been recognized in the consolidated statement of operations, and any tax benefits that would be recorded in paid-in capital when the option is exercised. Under the treasury stock method, the assumed proceeds are assumed to be used to repurchase shares in the current period. The dilutive impact of the non-vested portion of restricted awards is determined using the treasury stock method, but the proceeds include only the unrecognized compensation cost and tax benefits as assumed proceeds.

The computations of basic and diluted earnings per share from continuing operations were as follows:

	Three Months Ended March 31,
	2014	2013
Income from continuing operations attributable to Foster Wheeler AG	$17,067	$16,904

Basic weighted-average number of shares outstanding	99,147,429	104,386,669
Effect of dilutive securities	1,263,233	253,330

Diluted weighted-average number of shares outstanding	100,410,662	104,639,999

Income from continuing operations per share:
Basic	$0.17	$0.16

Diluted	$0.17	$0.16

The following table summarizes share-based compensation awards not included in the calculation of diluted earnings per share as the assumed proceeds from those awards, on a per share basis, were

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

1.     Summary of Significant Accounting Policies (continued)

greater than the average share price for the period, which would result in an antidilutive effect on diluted earnings per share:

	Three Months Ended March 31,
	2014	2013
Stock options	527,547	1,574,710

Performance-based restricted share units	432,445	1,132,649

Pending Exchange Offer and Our Acquisition by AMEC plc—On February 13, 2014, we entered into an Implementation Agreement (the "Implementation Agreement") with AMEC plc ("AMEC") relating to the acquisition of all of the issued and to be issued registered shares, par value CHF 3.00 per share, of Foster Wheeler AG (the "FW shares") by AMEC. On the terms and subject to the conditions of the Implementation Agreement, AMEC will commence an exchange offer (the "Offer") to acquire all of the FW shares, pursuant to which each validly tendered FW share will be exchanged for a combination (subject to election by each Foster Wheeler shareholder as described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2014) of (a) $16.00 in cash plus (b) 0.8998 ordinary shares, par value £0.50 per share, of AMEC ("AMEC shares") or, at the election of such holder, American Depositary Shares representing such number of AMEC shares.

The closing of the Offer is subject to, among other things, approval by our shareholders of certain amendments to our articles of association to remove certain transfer restrictions and certain voting limitations with respect to the FW shares.

For a full description of the Offer, see our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2014.

Proposed Dividend—On February 26, 2014, our Board of Directors approved a proposal to our shareholders for a one-time dividend of $0.40 per share. We intend to ask our shareholders to approve this dividend at our Annual General Meeting on May 7, 2014 and, subject to shareholder approval, this dividend will be paid shortly after our Annual General Meeting. This dividend is not linked to, and not conditional on, the closing of the Offer. The covenants of our senior unsecured credit agreement do not limit our ability to pay this proposed dividend and we expect that there will be no Swiss withholding taxes on the dividend.

2.     Business Combinations

2014 Acquisition Activity

In April 2014, we acquired certain assets of the Siemens Environmental Systems and Services ("SESS") business from Siemens Energy, Inc. in a cash transaction for a nominal amount. The SESS business supplies and services clean air technologies for use in power plants and industrial facilities with locations in Pittsburgh, Pennsylvania and Branchburg, New Jersey. The assets, liabilities and results of operations from this acquisition will be included within our Global Power Group business segment.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

2.     Business Combinations (continued)

In March 2014, we entered into a merger implementation agreement with MDM Engineering Group Limited ("MDM Engineering") to acquire all of the ordinary shares and options of MDM Engineering in a cash transaction valued at approximately $109,000 (the "MDM Transaction"). The MDM Transaction is subject to MDM Engineering shareholder approval and other closing conditions. The MDM Transaction closing is expected to occur in the latter half of 2014. MDM Engineering Group is based in South Africa and is a minerals process and project management company focused on the mining industry. The company provides a wide range of services from preliminary and final feasibility studies, through to plant design, construction and commissioning. The assets, liabilities and results of operations of this business will be included within our Global Engineering and Construction Group ("Global E&C Group") business segment.

2013 Acquisition Activity

In June 2013, we acquired all of the outstanding shares of a privately held upstream consultancy business located in the United Kingdom and additional related assets in the Middle East. This acquired business specializes in field development and project decision support, focused on the evaluation and implementation of oil and gas field developments covering greenfield and brownfield assets. We paid cash consideration net of cash acquired of £6,000 (approximately $9,300 based on the exchange rates in effect on the payment dates). The sale and purchase agreement also included an earnout provision for additional consideration with an estimated maximum of £3,000 (approximately $5,000 based on the exchange rate in effect on March 31, 2014), depending on the acquired business' performance, as defined in the sale and purchase agreement, over a period of approximately 3 and a half years subsequent to the acquisition date. Any amounts recognized under the earnout will be reported as compensation expense in periods subsequent to the acquisition date rather than as part of the purchase price for the business. The purchase price allocation and pro forma impact assuming the acquisition had occurred as of the beginning of 2012 were not significant to our consolidated financial statements. As a result of the purchase price allocation, we recognized goodwill of $4,465 and other intangible assets of $5,307 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global E&C Group business segment.

Also in June 2013, we acquired all of the outstanding shares of a privately held engineering and project management business located in Mexico with experience in both offshore and onshore upstream oil and gas, downstream oil and gas and power projects. We paid cash consideration net of cash acquired of approximately $15,700. The purchase price allocation and pro forma impact assuming the acquisition had occurred as of the beginning of 2012 were not significant to our consolidated financial statements. As a result of the purchase price allocation, we recognized goodwill of $18,143 and other intangible assets of $7,100 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global E&C Group business segment.

During our U.S. operations' fiscal first quarter of 2013, we acquired all of the outstanding shares of a privately held U.S.-based business that specializes in the management of construction and commissioning of pharmaceutical and biotech facilities and which also has the capabilities to manage the full engineering, procurement and construction of such facilities. In addition, the acquired business has the ability to provide modular project delivery services on a worldwide basis through its

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

2.     Business Combinations (continued)

participation in a business partnership. We paid cash consideration net of cash acquired of approximately $25,100, which includes a working capital adjustment paid subsequent to the three months ended March 31, 2013. The sale and purchase agreement also included an earnout provision for additional consideration with an estimated maximum of approximately $6,600, depending on the acquired business' performance, as defined in the sale and purchase agreement, over a period of approximately 5 years subsequent to the acquisition date. Any amounts recognized under the earnout will be reported as compensation expense in periods subsequent to the acquisition date rather than as part of the purchase price for the business. The purchase price allocation and pro forma impact assuming the acquisition had occurred as of the beginning of 2012 were not significant to our consolidated financial statements. As a result of the purchase price allocation, we recognized goodwill of $10,571 and other intangible assets of $13,980 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global E&C Group business segment.

3.     Investments

Investment in Unconsolidated Affiliates

We own a noncontrolling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, which are all located in Italy, and in a refinery/electric power generation project, which is located in Chile. We also own a 50% noncontrolling interest in a project in Italy which generates earnings from royalty payments linked to the price of natural gas. Based on the outstanding equity interests of these entities, we own 41.65% of each of the two electric power generation projects in Italy, 39% of the waste-to-energy project and 50% of the wind farm project. We have a notional 85% equity interest in the project in Chile; however, we are not the primary beneficiary as a result of participation rights held by the minority shareholder. In determining that we are not the primary beneficiary, we considered the minority shareholder's right to approve activities of the project that most significantly impact the project's economic performance which include the right to approve or reject the annual financial (capital and operating) budget and the annual operating plan, the right to approve or reject the appointment of the general manager and senior management, and approval rights with respect to capital expenditures beyond those included in the annual budget.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

3.     Investments (continued)

We account for these investments in Italy and Chile under the equity method. The following is summarized financial information for these entities (each as a whole) based on where the projects are located:

	March 31, 2014		December 31, 2013
	Italy	Chile	Italy	Chile
Balance Sheet Data:
Current assets	$171,591	$74,166	$156,844	$66,867
Other assets (primarily buildings and equipment)	250,729	86,532	259,392	88,936
Current liabilities	112,781	26,086	108,769	25,643
Other liabilities (primarily long-term debt)	149,785	14,482	149,578	14,482

Net assets	$159,754	$120,130	$157,889	$115,678

	Three Months Ended March 31,
	2014		2013
	Italy	Chile	Italy	Chile
Income Statement Data:
Total revenues	$33,279	$20,105	$33,009	$17,593
Gross profit	15,450	8,718	196	9,215
Income/(loss) before income taxes	7,641	5,566	(1,653)	8,885
Net earnings/(loss)	2,365	4,452	(1,271)	6,868

Our investment in these unconsolidated affiliates is recorded within investments in and advances to unconsolidated affiliates on the consolidated balance sheet and our equity in the net earnings of these unconsolidated affiliates is recorded within other income, net on the consolidated statement of operations. The investments and equity earnings of our unconsolidated affiliates in Italy and Chile are included in our Global E&C Group and Global Power Group business segments, respectively.

Our consolidated financial statements reflect the following amounts related to our unconsolidated affiliates in Italy and Chile:

	Three Months Ended March 31,
	2014	2013
Equity in the net earnings of unconsolidated affiliates	$3,921	$4,104
Distributions from equity affiliates	$—	$1,943

	March 31, 2014	December 31, 2013
Investments in unconsolidated affiliates	$154,258	$150,558

Our equity earnings from our projects in Italy were $1,161 in the first three months of 2014 and were inconsequential in the first three months of 2013.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

3.     Investments (continued)

Our equity earnings from our project in Chile were $2,760 and $4,227 in the first three months of 2014 and 2013, respectively. The decrease in equity earnings in the first three months of 2014, compared to the same period in 2013, was primarily driven by a reversal of a risk contingency in the first quarter of 2013 associated with the insurance proceeds received by our project in Chile in connection with its 2010 earthquake loss. Excluding this item, equity earnings would have shown an increase when comparing the first three months of 2014 to the same period in 2013.

We have guaranteed certain performance obligations of our project in Chile. We have a contingent obligation, which is measured annually based on the operating results of our project in Chile for the preceding year and is shared equally with our minority interest partner. We did not have a current payment obligation under this guarantee as of March 31, 2014 or December 31, 2013.

We also have a wholly-owned subsidiary that provides operations and maintenance services to our project in Chile. We record the fees for operations and maintenance services in operating revenues on our consolidated statement of operations and the corresponding receivable in trade accounts and notes receivable on our consolidated balance sheet.

Our consolidated financial statements include the following balances related to our project in Chile:

	Three Months Ended March 31,
	2014	2013
Fees for operations and maintenance services (included in operating revenues)	$2,728	$2,804

	March 31, 2014	December 31, 2013
Receivable from our unconsolidated affiliate in Chile (included in trade receivables)	$13,904	$7,866

We also have guaranteed the performance obligations of our wholly-owned subsidiary under the operations and maintenance agreement governing our project in Chile. The guarantee is limited to $20,000 over the life of the operations and maintenance agreement, which extends through 2016. No amounts have ever been paid under the guarantee.

Other Investments

We are the majority equity partner and general partner of a gas-fired cogeneration project in Martinez, California, which we have determined to be a VIE as of March 31, 2014 and December 31, 2013. We are the primary beneficiary of the VIE, since we have the power to direct the activities that most significantly impact the VIE's performance. These activities include the operations and maintenance of

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

3.     Investments (continued)

the facilities. Accordingly, as the primary beneficiary of the VIE, we have consolidated this entity. The aggregate net assets of this entity are presented below.

	March 31, 2014	December 31, 2013
Balance Sheet Data (excluding intercompany balances):
Current assets	$5,395	$5,897
Other assets (primarily buildings and equipment)	35,084	36,118
Current liabilities	2,637	3,024
Other liabilities	4,657	4,819

Net assets	$33,185	$34,172

4.     Goodwill and Other Intangible Assets

We have tracked accumulated goodwill impairments since the beginning of fiscal year 2002, our date of adoption of the accounting guidelines related to the assessment of goodwill for impairment. There were no accumulated goodwill impairment losses since that date. The following table provides our net carrying amount of goodwill by geographic region in which our reporting units are located:

	Global E&C Group		Global Power Group
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Geographic Regions:
North America	$83,845	$84,447	$4,266	$4,266
Asia	786	761	—	—
Europe	6,835	6,787	73,060	72,959
Middle East	585	581	—	—

Total	$92,051	$92,576	$77,326	$77,225

The changes in each of the regions during the three months ended March 31, 2014 were the result of the impact of foreign currency translation adjustments.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

4.     Goodwill and Other Intangible Assets (continued)

The following table sets forth amounts relating to our identifiable intangible assets:

	March 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$41,539	$(34,973)	$6,566	$41,526	$(34,477)	$7,049
Trademarks	66,322	(34,682)	31,640	66,320	(34,113)	32,207
Customer relationships, pipeline and backlog	93,824	(28,475)	65,349	95,199	(25,911)	69,288
Technology	6,897	(2,217)	4,680	6,887	(1,968)	4,919

Total	$208,582	$(100,347)	$108,235	$209,932	$(96,469)	$113,463

As of March 31, 2014, the net carrying amounts of our identifiable intangible assets were $44,103 for our Global Power Group and $64,132 for our Global E&C Group. Amortization expense related to identifiable intangible assets is recorded within cost of operating revenues on the consolidated statement of operations. Amortization expense related to assets other than identifiable intangible assets was not material in the three months ended March 31, 2014 and 2013.

The following table details amortization expense related to identifiable intangible assets by period:

	Three Months Ended March 31,
	2014	2013
Amortization expense	$4,108	$4,054
Approximate full year amortization expense for years:
2014		$16,300
2015		11,900
2016		9,600
2017		9,200
2018		9,000

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

5.     Borrowings

The following table shows the components of our long-term debt:

	March 31, 2014			December 31, 2013
	Current	Long- term	Total	Current	Long- term	Total
Capital Lease Obligations	$3,212	$50,593	$53,805	$3,040	$51,359	$54,399
Special-Purpose Limited Recourse Project Debt:
FW Power S.r.l.	7,444	55,799	63,243	7,433	55,722	63,155
Energia Holdings, LLC at 11.443% interest, due April 15, 2015	2,040	5,355	7,395	2,040	5,355	7,395
Subordinated Robbins Facility Exit Funding Obligations: 1999C Bonds at 7.25% interest, due October 15, 2024	—	1,283	1,283	—	1,283	1,283

Total	$12,696	$113,030	$125,726	$12,513	$113,719	$126,232

Estimated fair value			$140,130			$139,912

Senior Credit Agreement—On August 3, 2012, we entered into a new five-year senior unsecured credit agreement, which replaced our amended and restated senior unsecured credit agreement from July 2010. Our senior credit agreement provides for an unsecured revolving line of credit of $750,000 and contains an increase option permitting us, subject to certain requirements, to arrange with existing lenders and/or new lenders to provide up to an aggregate of $300,000 in additional commitments. During the term of this senior credit agreement, we may request, subject to certain requirements, up to two one-year extensions of the contractual termination date.

We can issue up to $750,000 under the letter of credit portion of the facility. Letters of credit issued under our senior credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in our corporate credit ratings, as defined in the senior credit agreement. Based on our current credit ratings, letter of credit fees for performance and non-performance letters of credit issued under our senior credit agreement are 0.75% and 1.50% per annum of the outstanding amount, respectively, excluding a nominal fronting fee. We also have the option to use up to $250,000 of the $750,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the senior credit agreement, plus 1.50%, subject also to the performance pricing noted above.

Fees and expenses incurred in conjunction with the execution of our senior credit agreement were approximately $4,000 and, along with a portion of the remaining unamortized fees from our July 2010 agreement, are being amortized to expense over the five-year term of the agreement, which commenced in the third quarter of 2012.

Our senior credit agreement contains various customary restrictive covenants. In addition, our senior credit agreement contains financial covenants relating to leverage and interest coverage ratios. Our

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

5.     Borrowings (continued)

total leverage ratio compares total indebtedness to EBITDA, as defined in the credit agreement, and our total interest coverage ratio compares EBITDA, as defined in the credit agreement, to interest expense. Both the leverage and interest coverage ratios are measured quarterly. In addition, the leverage ratio is measured as of any date of determination for certain significant events. All such terms are defined in our senior credit agreement. We have been in compliance with all financial covenants and other provisions of our senior credit agreement during the three months ended March 31, 2014 and 2013.

We had approximately $304,500 and $253,900 of letters of credit outstanding under our senior credit agreement as of March 31, 2014 and December 31, 2013, respectively. The letter of credit fees under our senior credit agreement as of March 31, 2014 and December 31, 2013 ranged from 0.75% to 1.50% of the outstanding amount, excluding fronting fees. There were no funded borrowings outstanding under our senior credit agreement as of March 31, 2014 and December 31, 2013.

6.     Pensions and Other Postretirement Benefits

We have defined benefit pension plans in the United States, or U.S., the United Kingdom, or U.K., Canada, Finland, France, India and South Africa, and we have other postretirement benefit plans, which we refer to as OPEB plans, for health care and life insurance benefits in the U.S. and Canada.

Defined Benefit Pension Plans—Our defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The U.K. pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Based on the minimum statutory funding requirements for 2014, we are not required to make any mandatory contributions to our U.S. pension plans. The following table provides details on 2014 mandatory contribution activity for our non-U.S. pension plans:

Contributions in the three months ended March 31, 2014	$5,400
Remaining contributions expected for the year 2014	17,900

Contributions expected for the year 2014	$23,300

We did not make any discretionary contributions during the first three months of 2014; however, we may elect to make discretionary contributions to our U.S. and/or non-U.S. pension plans during the remainder of 2014.

Other Postretirement Benefit Plans—Certain employees in the U.S. and Canada may become eligible for other postretirement benefit plans such as health care and life insurance benefits if they qualify for and commence normal or early retirement pension benefits as defined in the U.S. and Canada pension plans while working for us. Additionally, one of our subsidiaries in the U.S. also has a benefit plan which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

6.     Pensions and Other Postretirement Benefits (continued)

Components of net periodic benefit cost/(credit) include:

	Defined Benefit Pension Plans		OPEB Plans
	Three Months Ended March 31,		Three Months Ended March 31,
	2014	2013	2014	2013
Net periodic benefit (credit)/cost:
Service cost	$298	$300	$12	$18
Interest cost	14,020	12,829	588	859
Expected return on plan assets	(18,127)	(16,291)	—	—
Amortization of loss/(gain)	4,144	4,474	(29)	190
Amortization of prior service credit	(571)	(390)	(874)	(874)
Amortization of transition obligation	5	14	—	—

Net periodic benefit (credit)/cost	$(231)	$936	$(303)	$193

The components of net periodic benefit (credit)/cost are recognized within cost of operating revenues and selling, general and administrative expenses on our consolidated statement of operations. Please refer to Note 1 for further discussion on the timing of when items in cost of operating revenues are recognized on our consolidated statement of operations under our accounting policy for revenue recognition on long-term contracts, which utilizes the percentage-of-completion method. The offsetting effect of the amortization components of net periodic benefit cost listed above are included in other comprehensive income on our consolidated statement of comprehensive income along with their corresponding tax effects. Also refer to Note 10 for the related tax effect on pension and other postretirement benefit adjustments that are recognized in other comprehensive loss.

7.        Guarantees and Warranties

We have agreed to indemnify certain third parties relating to businesses and/or assets that we previously owned and sold to such third parties. Such indemnifications relate primarily to breach of covenants, breach of representations and warranties, as well as potential exposure for retained liabilities, environmental matters and third party claims for activities conducted by us prior to the sale of such businesses and/or assets. It is not possible to predict the maximum potential amount of future payments under these or similar indemnifications due to the conditional nature of the obligations and the unique facts and circumstances involved in each particular indemnification; however many of our indemnification obligations, including for environmental matters, are capped. Historically, our payments under these indemnification obligations have not had a significant effect on our business, financial condition, results of operations or cash flows. We believe that if we were to incur a loss related to any of these matters, such loss would not have a significant effect on our business, financial condition, results of operations or cash flows.

We maintain liabilities for environmental matters for properties owned and for properties covered under the indemnification obligations described above for businesses and/or assets that we previously

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

7.        Guarantees and Warranties (continued)

owned and sold to third parties. As of March 31, 2014 and December 31, 2013, the carrying amounts of our environmental liabilities were $6,700 and $6,800, respectively.

We also maintain contingencies for warranty expenses on certain of our long-term contracts. Generally, warranty contingencies are accrued over the life of the contract so that a sufficient balance is maintained to cover our aggregate exposure at the conclusion of the project.

	Three Months Ended March 31,
Warranty Liability:	2014	2013
Balance at beginning of year	$73,500	$90,100
Accruals	5,500	6,100
Settlements	(1,600)	(2,000)
Adjustments to provisions*	(5,500)	(3,700)
Foreign currency translation	900	(2,200)

Balance at end of period	$72,800	$88,300

*
Adjustments to the provisions represent reversals of warranty provisions that are no longer required.

We are contingently liable under standby letters of credit, bank guarantees and surety bonds, totaling $1,036,500 and $960,500 as of March 31, 2014 and December 31, 2013, respectively, primarily for guarantees of our performance on projects currently in execution or under warranty. These amounts include the standby letters of credit issued under our senior unsecured credit agreement discussed in Note 5 and under other facilities worldwide. No material claims have been made against these guarantees, and based on our experience and current expectations, we do not anticipate any material claims.

We have also guaranteed certain performance obligations in a refinery/electric power generation project located in Chile in which we hold a noncontrolling interest. See Note 3 for further information.

8.        Derivative Financial Instruments

We are exposed to certain risks relating to our ongoing business operations. The risks managed by using derivative financial instruments relate primarily to foreign currency exchange rate risk and, to a significantly lesser extent, interest rate risk. Derivative financial instruments held by our consolidated entities are recognized as assets or liabilities at fair value on our consolidated balance sheet. Our proportionate share of the fair value of derivative financial instruments held by our equity method investees is included in investments in and advances to unconsolidated affiliates on our consolidated

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

8.        Derivative Financial Instruments (continued)

balance sheet. The fair values of derivative financial instruments held by our consolidated entities were as follows:

Fair Values of Derivative Financial Instruments
		Asset Derivatives			Liability Derivatives
	Balance Sheet Location	March 31, 2014	December 31, 2013	Balance Sheet Location	March 31, 2014	December 31, 2013
Derivatives designated as hedging instruments:
Interest rate swap contracts	Other assets	$—	$—	Other long-term liabilities	$8,757	$7,866
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	1,266	7,157	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	1,406	2,018
Foreign currency forward contracts	Other accounts receivable	64	204	Accounts payable	106	387

Total derivatives		$1,330	$7,361		$10,269	$10,271

Foreign Currency Exchange Rate Risk

We operate on a worldwide basis with operations that subject us to foreign currency exchange rate risk mainly relative to the British pound, Chinese yuan, Euro and U.S. dollar as of March 31, 2014. Under our risk management policies, we do not hedge translation risk exposure. All activities of our affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, our affiliates enter into transactions in currencies other than their respective functional currencies. We seek to minimize the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract. We further mitigate the risk through the use of foreign currency forward contracts to hedge the exposed item, such as anticipated purchases or revenues, back to their functional currency.

The notional amount of our foreign currency forward contracts provides one measure of our transaction volume outstanding as of the balance sheet date. As of March 31, 2014, we had a total gross notional amount, measured in U.S. dollar equivalent, of approximately $277,200 related to foreign currency forward contracts. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from the remainder of 2014 through 2016.

We are exposed to credit loss in the event of non-performance by the counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognized credit rating agencies).

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

8.        Derivative Financial Instruments (continued)

Increases in the fair value of the currencies sold forward result in losses while increases in the fair value of the currencies bought forward result in gains. For foreign currency forward contracts used to mitigate currency risk on our projects, the gain or loss from the portion of the mark-to-market adjustment related to the completed portion of the underlying project is included in cost of operating revenues at the same time as the underlying foreign currency exposure occurs. The gain or loss from the remaining portion of the mark-to-market adjustment, specifically the portion relating to the uncompleted portion of the underlying project is reflected directly in cost of operating revenues in the period in which the mark-to-market adjustment occurs. We also utilize foreign currency forward contracts to mitigate non-project related currency risks, which are recorded in other deductions, net.

The gain or loss from the remaining uncompleted portion of our projects and other non-project related transactions were as follows:

		Amount of Gain/ (Loss) Recognized in Income on Derivatives
		Three Months Ended March 31,
	Location of Gain/(Loss) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments		2014	2013
Foreign currency forward contracts	Cost of operating revenues	$(828)	$(7,320)
Foreign currency forward contracts	Other deductions, net	116	(1,276)

Total		$(712)	$(8,596)

The mark-to-market adjustments on foreign currency forward exchange contracts for these unrealized gains or losses are primarily recorded in either contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts on the consolidated balance sheet.

During the three months ended March 31, 2014 and 2013, we included net cash inflows/(outflows) on the settlement of derivatives of $3,711 and $(889), respectively, within the "net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts," a component of cash flows from operating activities on the consolidated statement of cash flows.

Interest Rate Risk

We use interest rate swap contracts to manage interest rate risk associated with a portion of our variable rate special-purpose limited recourse project debt. The aggregate notional amount of the receive-variable/pay-fixed interest rate swaps for our consolidated entities was $56,900 as of March 31, 2014.

Upon entering into the swap contracts, we designate the interest rate swaps as cash flow hedges. We assess at inception, and on an ongoing basis, whether the interest rate swaps are highly effective in offsetting changes in the cash flows of the project debt. Consequently, we record the fair value of interest rate swap contracts on our consolidated balance sheet at each balance sheet date. Changes in

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

8.        Derivative Financial Instruments (continued)

the fair value of the interest rate swap contracts are recorded as a component of other comprehensive income. Amounts that are reclassified from accumulated other comprehensive loss are recognized within interest expense on the consolidated statement of operations.

The impact from interest rate swap contracts in cash flow hedging relationships for our consolidated entities was as follows:

	Three Months Ended March 31,
	2014	2013
Unrealized loss recognized in other comprehensive income	$(1,456)	$(448)
Loss reclassified from accumulated other comprehensive loss to interest expense	585	625

The above balances for our consolidated entities and our proportionate share of the impact from interest rate swap contracts in cash flow hedging relationships held by our equity method investees are included on our consolidated statement of comprehensive income net of tax. See Note 10 for the related tax effect on cash flow hedges that are recognized in other comprehensive income.

9.        Share-Based Compensation Plans

Our share-based compensation plans include both stock options and restricted awards. The following table summarizes our share-based compensation expense and related income tax benefit:

	Three Months Ended March 31,
	2014	2013
Share-based compensation	$4,617	$4,590
Related income tax benefit	300	185

As of March 31, 2014, we had total unrecognized compensation cost related to restricted share units, or RSUs, performance-based restricted share units, or performance RSUs, and stock options of $21,667, $14,612 and $1,977, respectively. Those amounts are expected to be recognized as expense over a weighted-average period of approximately two years.

We estimate the fair value of RSU awards using the market price of our shares on the date of grant. We then recognize the fair value of each RSU award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

Under our performance RSU awards, the number of restricted share units that ultimately vest depend on our share price performance against specified performance goals, which are defined in our performance RSU award agreements. We estimate the grant date fair value of each performance RSU award using a Monte Carlo valuation model. We then recognize the fair value of each performance RSU award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

9.     Share-Based Compensation Plans (continued)

We did not grant any stock options during the three months ended March 31, 2014 or 2013.

Our share-based compensation plan includes a "change in control" provision, which provides for cash redemption of equity awards issued thereunder in certain limited circumstances. In accordance with Securities and Exchange Commission Accounting Series Release No. 268, "Presentation in Financial Statements of Redeemable Preferred Stocks," we present the redemption amount of these equity awards as temporary equity on the consolidated balance sheet as the equity award is amortized during the vesting period. The redemption amount represents the intrinsic value of the equity award on the grant date. In accordance with current accounting guidance regarding the classification and measurement of redeemable securities, we do not adjust the redemption amount each reporting period unless and until it becomes probable that the equity awards will become redeemable (upon a change in control event). Upon vesting of the equity awards, we reclassify the intrinsic value of the equity awards, as determined on the grant date, to permanent equity.

Reconciliations of temporary equity for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31,
	2014	2013
Balance at beginning of year	$15,664	$8,594
Compensation cost during the period for those equity awards with intrinsic value on the grant date	3,833	3,392
Intrinsic value of equity awards vested during the period for those equity awards with intrinsic value on the grant date	(8,865)	(3,794)

Balance at end of period	$10,632	$8,192

Our articles of association provide for conditional capital for the issuance of shares under our share-based compensation plan and other convertible or exercisable securities we may issue in the future. Conditional capital decreases upon issuance of shares in connection with the exercise of outstanding stock options or vesting of restricted awards, with an offsetting increase to our issued and authorized share capital. As of March 31, 2014, our remaining available conditional capital was 57,775,870 shares.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

10.   Accumulated Other Comprehensive Loss

Below are the adjustments included in other comprehensive loss related to foreign currency translation, cash flow hedges and pension and other postretirement benefits and their related tax provision/(benefit) and balances attributable to noncontrolling interests and Foster Wheeler AG:

	Three Months Ended March 31,
	2014	2013
Foreign currency translation	$(3,288)	$(14,413)
Tax impact	(7)	—

Foreign currency translation, net of tax	(3,295)	(14,413)
Less: Attributable to noncontrolling interests	(570)	(789)

Attributable to Foster Wheeler AG	$(2,725)	$(13,624)

Cash flow hedges*	$(1,348)	$317
Tax impact	473	(80)

Attributable to Foster Wheeler AG	$(875)	$237

Pension and other postretirement benefits	$(1,305)	$3,414
Tax impact	156	(355)

Pension and other postretirement benefits, net of tax	(1,149)	3,059

Less: Attributable to noncontrolling interests	4	2

Attributable to Foster Wheeler AG	$(1,153)	$3,057

Other comprehensive loss attributable to Foster Wheeler AG	$(4,753)	$(10,330)

*
Cash flow hedges include the impact of our proportionate share from unconsolidated affiliates accounted for under the equity method of accounting.

No tax is provided on foreign currency translation adjustments in comprehensive income to the extent the related earnings are indefinitely reinvested in each subsidiary's country of domicile.

Reclassifications from accumulated other comprehensive loss related to cash flow hedges included amounts related to our consolidated entities and our proportionate share of the impact from interest rate swap contracts in cash flow hedging relationships held by our equity method investees. Amounts that are reclassified from accumulated other comprehensive loss related to cash flow hedges from our consolidated entities are recognized within interest expense on the consolidated statement of operations, whereas amounts related to our equity method investees are recognized within equity earnings in other income, net on the consolidated statement of operations. Please refer to Note 8 for further information.

Reclassifications from accumulated other comprehensive loss related to pension and other postretirement benefits are included as a component of net periodic pension cost. Please refer to Note 6 for further information.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

10.   Accumulated Other Comprehensive Loss (continued)

Below is a rollforward of accumulated other comprehensive loss adjusted for other comprehensive income/(loss) items attributable to Foster Wheeler AG (all amounts net of tax):

	Accumulated Other Comprehensive Loss
	Accumulated Foreign Currency Translation	Cash Flow Hedges	Pension and Other Postretirement Benefits	Total Accumulated Other Comprehensive Loss
Balance at December 31, 2012	$(86,729)	$(12,412)	$(468,462)	$(567,603)
Other comprehensive (loss)/income	(13,624)	237	3,057	(10,330)

Balance at March 31, 2013	$(100,353)	$(12,175)	$(465,405)	$(577,933)

Balance at December 31, 2013	$(92,017)	$(8,845)	$(408,455)	$(509,317)
Other comprehensive loss	(2,725)	(875)	(1,153)	(4,753)

Balance at March 31, 2014	$(94,742)	$(9,720)	$(409,608)	$(514,070)

11.   Income Taxes

Although we are a Swiss corporation, our shares are listed on a U.S. exchange; therefore, we reconcile our effective tax rate to the U.S. federal statutory rate of 35% to facilitate meaningful comparison with peer companies in the U.S. capital markets. Our effective tax rate can fluctuate significantly from period to period and may differ considerably from the U.S. federal statutory rate as a result of (i) income taxed in various non-U.S. jurisdictions with rates different from the U.S. statutory rate, (ii) our inability to recognize a tax benefit for losses generated by certain unprofitable operations and (iii) the varying mix of income earned in the jurisdictions in which we operate. In addition, our deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carryforwards (or other deferred tax assets) will not be realized in the future. In periods when operating units subject to a valuation allowance generate pre-tax earnings, the corresponding reduction in the valuation allowance favorably impacts our effective tax rate. Conversely, in periods when operating units subject to a valuation allowance generate pre-tax losses, the corresponding increase in the valuation allowance has an unfavorable impact on our effective tax rate.

Effective Tax Rate for 2014

Our effective tax rate for the first three months of 2014 was greater than the U.S. statutory rate of 35% primarily because of the disproportionately higher share of losses from jurisdictions where we are unable to recognize a tax benefit because of a valuation allowance. However, we expect the effective tax rate for the first quarter to be an exception and not indicative of the remaining quarters in 2014.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

11.     Income Taxes (continued)

The increase in our effective tax rate for the first three months of 2014 was higher than the U.S. statutory rate of 35% primarily due to the net impact of the following:

•
During the first three months of 2014, income earned in non-U.S. jurisdictions contributed to an approximate 11-percentage point reduction in our effective tax rate, primarily because of tax rates lower than the U.S. statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items. We anticipate a similar impact on our 2014 full-year effective tax rate; and

•
During the first three months of 2014, we were unable to recognize a tax benefit for year-to-date losses subject to a valuation allowance in certain jurisdictions (primarily in the U.S.), which contributed to an approximate 16-percentage point increase in our effective tax rate. We do not anticipate this adjustment to be representative of the impact on our 2014 full-year effective tax rate. We expect the impact of losses subject to a valuation allowance to have a minimal impact on our 2014 full-year effective tax rate.

Effective Tax Rate for 2013

Our effective tax rate for the first three months of 2013 was lower than the U.S. statutory rate of 35% due principally to the net impact of the following:

•
Income earned in non-U.S. jurisdictions which contributed to an approximate 17-percentage point reduction in our effective tax rate, primarily because of tax rates lower than the U.S. statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items; and

•
A valuation allowance increase because we were unable to recognize a tax benefit for year-to-date losses subject to a valuation allowance in certain jurisdictions (primarily in the U.S.), which contributed to an approximate six-percentage point increase in our effective tax rate.

We monitor the jurisdictions for which valuation allowances against deferred tax assets were established in previous years, and we evaluate, on a quarterly basis, the need for the valuation allowances against deferred tax assets in those jurisdictions. Such evaluation includes a review of all available evidence, both positive and negative, in determining whether a valuation allowance is necessary.

The majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until 2025 and beyond, based on current tax laws.

Our subsidiaries file income tax returns in many tax jurisdictions, including the U.S., several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

11.     Income Taxes (continued)

to U.S. (including federal, state and local) or non-U.S. income tax examinations by tax authorities for years before 2009.

A number of tax years are under audit by the relevant tax authorities in various jurisdictions, including the U.S. and several states within the U.S. We anticipate that several of these audits may be concluded in the foreseeable future, including during the remainder of 2014. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time. We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions, net on our consolidated statement of operations.

12.     Business Segments

We operate through two business segments, or groups: our Global E&C Group and our Global Power Group.

Global E&C Group

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction export facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group owns and operates electric power generating wind farms in Italy and also owns a noncontrolling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, all of which are located in Italy, and a noncontrolling interest in a joint venture company that is fully licensed to engineer, procure and construct processing facilities in China. Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts which generally span up to approximately four years in duration and from returns on its equity investments in various power production facilities.

Global Power Group

Our Global Power Group designs, manufactures and installs steam generating and auxiliary equipment for electric power generating stations, district heating and industrial facilities worldwide. Additionally, our Global Power Group holds a controlling interest and operates a combined-cycle gas turbine facility; owns a noncontrolling interest in a petcoke-fired circulating fluidized-bed facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation. Our Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, royalties from licensing its technology, and from returns on its investments in various power production facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

12.     Business Segments (continued)

Our Global Power Group's steam generating equipment includes a broad range of steam generation and environmental technologies, offering independent power producers, utilities, municipalities and industrial clients high-value technology solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases into steam, which can be used for power generation, district heating or industrial processes.

Corporate and Finance Group

In addition to our Global E&C Group and Global Power Group, which represent two of our operating segments for financial reporting purposes, we report the financial results associated with the management of entities which are not managed by one of our two business groups, which include corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which also represents an operating segment for financial reporting purposes and which we refer to as the C&F Group.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

12.     Business Segments (continued)

Operating Revenues from Continuing Operations

We conduct our business on a global basis. Operating revenues for our continuing operations by industry, business segment and geographic region, based upon where our projects are being executed, were as follows:

	Three Months Ended March 31,
	2014	2013
Operating Revenues (Third-Party) by Industry:
Power generation	$182,855	$182,464
Oil refining	203,034	323,738
Pharmaceutical	20,499	37,846
Oil and gas	103,774	85,258
Chemical/petrochemical	152,344	102,179
Power plant design, operation and maintenance	54,639	44,627
Environmental	1,670	1,224
Other, net of eliminations	14,884	12,808

Total	$733,699	$790,144

Operating Revenues (Third-Party) by Business Segment:
Global E&C Group	$553,261	$587,974
Global Power Group	180,438	202,170

Total	$733,699	$790,144

Operating Revenues (Third-Party) by Geographic Region:
Africa	$13,169	$18,912
Asia Pacific	221,827	193,013
Europe	144,446	188,189
Middle East	114,397	64,923
North America	185,960	241,594
South America	53,900	83,513

Total	$733,699	$790,144

EBITDA

EBITDA is the primary measure of operating performance used by our chief operating decision maker. We define EBITDA as net income attributable to Foster Wheeler AG before interest expense, income taxes and depreciation and amortization.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

12.     Business Segments (continued)

A reconciliation of EBITDA to net income attributable to Foster Wheeler AG is shown below:

	Three Months Ended March 31,
	2014	2013
EBITDA:
Global E&C Group	$40,054	$35,188
Global Power Group	28,726	24,687
C&F Group*	(24,018)	(19,797)
Discontinued operations	—	41

Total EBITDA	44,762	40,119

Less: Discontinued operations	—	41

EBITDA from continuing operations	44,762	40,078

Add: Net (loss)/income attributable to noncontrolling interests	(2,127)	3,279
Less: Interest expense	3,662	2,672
Less: Depreciation and amortization	14,315	15,342

Income from continuing operations before income taxes	24,658	25,343

Less: Provision for income taxes	9,718	5,160

Income from continuing operations	14,940	20,183

Loss from discontinued operations**	—	(3,878)

Net income	14,940	16,305

Less: Net (loss)/income attributable to noncontrolling interests	(2,127)	3,279

Net income attributable to Foster Wheeler AG	$17,067	$13,026

*
Includes general corporate income and expense, our captive insurance operation and the elimination of transactions and balances related to intercompany interest.

**
Loss from discontinued operations for the three months ended March 31, 2013 included an impairment charge of $3,919 recognized in connection with our Camden, New Jersey waste-to-energy facility. Please refer to Note 14 for further information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

12.     Business Segments (continued)

EBITDA in the above table includes the following:

	Three Months Ended March 31,
	2014	2013
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions:(1)
Global E&C Group	$3,300	$10,500
Global Power Group	9,900	8,500

Total	$13,200	$19,000

Net asbestos-related provision in our C&F Group(2)	$2,000	$2,000
Charges for severance-related postemployment benefits:
Global E&C Group	$900	$1,200
Global Power Group	100	400
C&F Group	—	400

Total	$1,000	$2,000

(1)
Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.

(2)
Please refer to Note 13 for further information regarding the revaluation of our asbestos liability and related asset.

During 2013, we initiated restructuring actions relating to ongoing cost reduction efforts within our Global Power Group, including severance-related postemployment benefits and consolidation of manufacturing operations. We recorded net pre-tax restructuring costs totaling $19,100 for restructuring actions initiated in 2013.

We are expecting to complete the severance-related postemployment benefits activities in 2014 and the majority of facility-related cost reduction actions in 2015. No specific plans for significant other actions have been finalized at this time. The following table summarizes the liability balances and utilization by cost type related to the 2013 restructuring actions:

Net pre-tax restructuring costs	Severance	Facility exit, lease termination & other costs	Total
Balance as of December 31, 2013	$11,400	$2,100	$13,500
2014 charge	—	—	—
Utilization and foreign exchange	(1,827)	(47)	(1,874)

Balance as of March 31, 2014	$9,573	$2,053	$11,626

The accounting policies of our business segments are the same as those described in our summary of significant accounting policies as disclosed in our 2013 Form 10-K. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

12.     Business Segments (continued)

as if they were third-party transactions (i.e., at current market rates) and we include the elimination of that activity in the results of the C&F Group.

Loss from discontinued operations included the following:

	Three Months Ended March 31,
	2014	2013
EBITDA from discontinued operations	$—	$41
Less: Interest expense	—	—
Less: Depreciation and amortization*	—	3,919

Loss from discontinued operations before income taxes*	—	(3,878)
Less: Provision for income taxes	—	—

Loss from discontinued operations*	$—	$(3,878)

*
During 2013, we recorded an impairment charge of $3,919 in connection with our Camden, New Jersey waste-to-energy facility which was recorded as depreciation expense within income/(loss) from discontinued operations. Please refer to Note 14 for further information.

13.     Litigation and Uncertainties

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the U.S. and the U.K. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier.

United States

A summary of our U.S. claim activity is as follows:

	Three Months Ended March 31,
Number of Claims by period:	2014	2013
Open claims at beginning of period	125,240	125,310
New claims	990	1,210
Claims resolved	(1,950)	(1,040)

Open claims at end of period	124,280	125,480

We had the following U.S. asbestos-related assets and liabilities recorded on our consolidated balance sheet as of the dates set forth below. Total U.S. asbestos-related liabilities are estimated through the first quarter of 2029. Although it is likely that claims will continue to be filed after that date, the

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.     Litigation and Uncertainties (continued)

uncertainties inherent in any long-term forecast prevent us from making reliable estimates of the indemnity and defense costs that might be incurred after that date.

U.S. Asbestos	March 31, 2014	December 31, 2013
Asbestos-related assets recorded within:
Accounts and notes receivable-other	$20,621	$20,256
Asbestos-related insurance recovery receivable	90,831	91,225

Total asbestos-related assets	$111,452	$111,481

Asbestos-related liabilities recorded within:
Accrued expenses	$46,900	$52,600
Asbestos-related liability	218,459	225,600

Total asbestos-related liabilities	$265,359	$278,200

Liability balance by claim category:
Open claims	$42,793	$46,800
Future unasserted claims	222,566	231,400

Total asbestos-related liabilities	$265,359	$278,200

We have worked with Analysis, Research & Planning Corporation, or ARPC, nationally recognized consultants in the U.S. with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at each year-end based on a forecast for the next 15 years. Each year we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate. Our estimated asbestos liability decreased during the first three months of 2014 as a result of indemnity and defense cost payments totaling approximately $14,800, partially offset by the impact of an increase in the liability related to our rolling 15-year asbestos-related liability estimate of approximately $2,000. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future unasserted claims through the first quarter of 2029.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type—mesothelioma, lung cancer and non-malignancies—and the breakdown of known and future claims into disease type—mesothelioma, lung cancer and non-malignancies, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through the first quarter of 2029, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after the first quarter of 2029, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after the first quarter of 2029.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.     Litigation and Uncertainties (continued)

Through March 31, 2014, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $835,900 and total cumulative defense costs paid were approximately $414,600, or approximately 33% of total defense and indemnity costs. The overall historic average combined indemnity and defense cost per resolved claim through March 31, 2014 has been approximately $3.3. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. As our subsidiaries reach agreements with their insurers to settle their disputed asbestos-related insurance coverage, we increase our asbestos-related insurance asset and record settlement gains.

Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Asbestos-related insurance recovery receivable also includes our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through the first quarter of 2029. Our asbestos-related assets have not been discounted for the time value of money.

Our insurance recoveries may be limited by future insolvencies among our insurers. We have not assumed recovery in the estimate of our asbestos-related insurance asset from any of our currently insolvent insurers. We have considered the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. As of March 31, 2014 and December 31, 2013, we have not recorded an allowance for uncollectible balances against our asbestos-related insurance assets. We write off receivables from insurers that have become insolvent; there were no such write-offs during the three months ended March 31, 2014 or 2013. Insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize the expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our net asbestos-related provision during the three months ended March 31, 2014 and 2013 was approximately $2,000 in both periods and the provision in each period was the result of the accrual of our rolling 15-year asbestos liability estimate.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.     Litigation and Uncertainties (continued)

The following table summarizes our approximate U.S. asbestos-related net cash impact for indemnity and defense cost payments and collection of insurance proceeds:

	Three Months Ended March 31,
	2014	2013
Asbestos litigation, defense and case resolution payments	$14,800	$14,600
Insurance proceeds	—	(8,900)

Net asbestos-related payments	$14,800	$5,700

We expect to have net cash outflows of $32,100 during the full year 2014 as a result of asbestos liability indemnity and defense payments in excess of insurance proceeds. This estimate assumes no settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

Based on our December 31, 2013 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $40,300 and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge on our consolidated statement of operations of approximately 85% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries will decline.

United Kingdom

Some of our subsidiaries in the U.K. have also received claims alleging personal injury arising from exposure to asbestos. To date, 1,059 claims have been brought against our U.K. subsidiaries, of which 278 remained open as of March 31, 2014. None of the settled claims have resulted in material costs to us.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.     Litigation and Uncertainties (continued)

The following table summarizes our asbestos-related liabilities and assets for our U.K. subsidiaries based on open (outstanding) claims and our estimate for future unasserted claims through the first quarter of 2029:

U.K. Asbestos	March 31, 2014	December 31, 2013
Asbestos-related assets:
Accounts and notes receivable-other	$1,493	$1,483
Asbestos-related insurance recovery receivable	27,880	29,264

Total asbestos-related assets	$29,373	$30,747

Asbestos-related liabilities:
Accrued expenses	$1,493	$1,483
Asbestos-related liability	30,211	31,580

Total asbestos-related liabilities	$31,704	$33,063

Liability balance by claim category:
Open claims	$6,955	$8,487
Future unasserted claims	24,749	24,576

Total asbestos-related liabilities	$31,704	$33,063

The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury. If this ruling is reversed by legislation, the total asbestos liability recorded in the U.K. would increase to approximately $51,200, with a corresponding increase in the asbestos-related asset.

Project Claims

In addition to the specific matters described below, in the ordinary course of business, we are parties to litigation involving clients and subcontractors arising out of project contracts. Such litigation includes claims and counterclaims by and against us for canceled contracts, for additional costs incurred in excess of current contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. If we were found to be liable for any of the claims/counterclaims against us, we would incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts or if the liability exceeds established reserves.

Due to the inherent commercial, legal and technical uncertainties underlying the estimation of our project claims, the amounts ultimately realized or paid by us could differ materially from the balances, if any, included in our financial statements, which could result in additional material charges against earnings, and which could also materially adversely impact our financial condition and cash flows.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

Power Plant Arbitration—United States

In June 2011, a demand for arbitration was filed with the American Arbitration Association by our client's erection contractor against our client and us in connection with a power plant project in the U.S. At that time, no details of the erection contractor's claims were included with the demand. The arbitration panel was formed on September 26, 2012 and a detailed Statement of Claim from the erection contractor was delivered to the panel on October 24, 2012. According to the claim, the erection contractor is seeking unpaid contract amounts from our client and additional compensation from our client and us for alleged delays, disruptions, inefficiencies, and extra work in connection with the erection of the plant. We supplied the steam generation equipment for the project under contract with our client, the power plant owner. The turbine contractor, who supplied the turbine, electricity generator and other plant equipment under a separate contract with the power plant owner, has also been included as a party in the arbitration. The erection contractor is seeking approximately $240,000 in damages, exclusive of interest, from our client. Of this amount, the statement of claim asserts that approximately $150,000 is related to the steam generation equipment, and alleges failure on our part in connection with our performance under our steam generation equipment supply contract; those damages are claimed jointly against us and our client. The claims against us by the erection contractor allege negligence and, in its purported capacity as a third party beneficiary and assignee of our steam generation equipment supply contract, breach of contract.

Responsive pleadings to the erection contractor's pleading were filed by the other parties, including us, on November 28, 2012. Our pleading denies the erection contractor's claims against us and asserts cross claims against our client seeking over $14,800 in damages related to delays, out of scope work, and improperly assessed delay liquidated damages. In its pleading, the turbine contractor asserts claims against our client for unpaid contract amounts and additional compensation for extra work and delays. In its capacity as a purported co-assignee of the steam generation equipment supply contract, the turbine contractor joins in the erection contractor's claims against us for delay-related damages and asserts cross claims against us seeking over $5,000 in non-delay related damages.

In its pleading, our client asserts counter and cross claims for breach of contract and gross negligence against the erection contractor and the turbine contractor. Our client also asserts cross claims against us for any damages our client has incurred, and for indemnification of any damages our client may be required to pay to the erection and turbine contractors, arising out of alleged failures of performance on our part under our steam generation supply contract. We have denied our client's and the turbine contractor's cross claims against us.

On August 30, 2013, our client filed a petition with the U.S. Bankruptcy Court for the District of Delaware seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The filing automatically stayed all proceedings against our client, including the four-party arbitration discussed above. Our client's filing included a motion seeking authorization for the use of cash collateral to fund its activities during the bankruptcy proceedings. In its motion, our client indicated its intent to draw on performance and retention letters of credit we previously issued in connection with the contract totaling approximately $59,000, contending that the funds were needed to fund operations during the bankruptcy and make repairs to the power plant. We opposed the motion on various grounds, including

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

that any such draw would be unsupported and wrongful, and applied for an order temporarily restraining our client from drawing on the letters of credit, lifting the automatic stay of the arbitration proceeding and transferring the question of our client's right to draw on our letters of credit back to the arbitration for resolution in the context of the overall dispute. The bankruptcy court granted our application for temporary restraint and scheduled a further hearing on the issue, which on successive applications by our client was adjourned to November 21, 2013.

On November 1, 2013, our client filed a motion seeking the bankruptcy court's approval of proposed debtor-in-possession financing. On November 13, 2013, our client filed its plan of reorganization. The confirmation hearing for the plan of reorganization is currently scheduled for May 21, 2014. On November 15, 2013, our client signed a stipulation to modify and lift the automatic stay of the arbitration proceedings by the bankruptcy filing to permit the arbitration to proceed as to all issues other than issues related to our letters of credit, which stipulation was approved by the bankruptcy court. The court-approved stipulation also provided for the withdrawal of our client's motion to draw on our letters of credit and a bar to re-filing such motion prior to March 1, 2014, absent exigent circumstances. Following the lifting of the bankruptcy stay, a scheduling conference was held by the arbitration panel in December 2013 and the panel extended the various procedural deadlines in the case. The final hearing is now set for the first and second quarters of 2015.

The debtor-in-possession financing facility was approved by the court on November 21, 2013. The plan of reorganization contemplates, and any funding from the debtor-in-possession financing is conditioned upon, the achievement of various milestones by specified dates. One of the milestones is the reduction to zero by the bankruptcy court of the value of our mechanics lien and the mechanics liens of the turbine and erection contractors through a "claims estimation" proceeding. Our client moved to compel claims estimation on December 11, 2013. We and the turbine and erection contractors opposed the motion on various grounds. The motion was set to be heard on February 7, 2014 but adjourned at the request of our client to February 12, 2014. On February 10, 2014, we agreed to a partial settlement of the outstanding claims under our supply contract with our client. Under the agreement, we will perform certain new work on the steam generation equipment in exchange for (i) a release from our client of liability for alleged defects in the steam generation equipment, (ii) restriction of our client's right to draw on our letters of credit to disputes involving the new work, and (iii) a court-approved assignment of our client's right to seek indemnification for the cost of the new work from the erection and turbine contractors. Also, under the agreement we will release our client from liability for our $14,800 in project claims related to delays, out of scope work, and improperly assessed delay liquidated damages in exchange for a court-approved assignment of our client's right to seek indemnification for these claims from the turbine and erection contractors. The settlement agreement is subject to bankruptcy court approval, which approval was granted on March 7, 2014. The erection contractor has appealed the approval order, but has not applied to stay its enforcement during the pendency of the appeal. Accordingly, we are proceeding with the new work and intend to vigorously pursue in the arbitration our claims for the $14,800 in project claims and for the cost of the new work against the turbine and erection contractors. Our client's claims estimation motion, which was adjourned pending approval by the agreement of the bankruptcy court, has now been withdrawn as against us.

Our letters of credit remain in place and we will vigorously oppose any attempt to draw down on them.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

We cannot predict the ultimate outcome of this matter at this time.

Refinery and Petrochemicals Project Arbitration—India

In November 2012, we commenced arbitration in India against our client seeking collection of unpaid receivables in excess of £52,000 (approximately $86,600 based on the exchange rate in effect as of March 31, 2014), arising from services performed on a reimbursable basis for our client in connection with our client's grass roots refinery and petrochemicals project in northeastern India. Our client rejected the claims and notified us of various potential counterclaims that it may be asserting in the arbitration, purportedly totaling in excess of £55,000 (approximately $91,600 based on the exchange rate in effect as of March 31, 2014). In June 2013, we submitted our detailed statement of claim, and in July 2013 our client submitted its detailed statement of defense and counterclaim. The amount of the counterclaim was increased to approximately £620,000 (approximately $1,032,200 based on the exchange rate in effect as of March 31, 2014) in damages, including among other claims a claim for lost profits due to delay in the execution of the project. The counterclaim concerns a number of alleged issues arising in connection with our execution of the engineering, procurement, and construction management scope of our contract, from the period from contract award until the subsequent transfer by our client of our remaining engineering, procurement and construction management scope to certain lump sum turnkey contractors hired directly by our client. Our client further contends that we are liable for delays to the project and has withheld payment on account of delay liquidated damages and, out of the total claim of £620,000 (approximately $1,032,200 based on the exchange rate in effect as of March 31, 2014) cited above, is seeking damages for lost profits in the amount of £555,000 (approximately $924,000 based on the exchange rate in effect as of March 31, 2014). We strongly dispute these contentions. Any liability for delay damages is capped under the contract at a specified percentage of our contract value, currently equivalent to approximately £11,500 (approximately $19,100 based on the exchange rate in effect as of March 31, 2014), an amount already retained by our client. The contract also excludes liability for consequential damages, including lost profits, and contains an overall cap on liability for claims in the aggregate of up to a specified percentage of our contract value, currently equivalent to approximately £28,800 (approximately $47,900 based on the exchange rate in effect as of March 31, 2014). The unpaid amount for which we are seeking reimbursement in the arbitration may increase should our client continue to withhold amounts from our invoices, as the project is still in execution. The arbitration panel has been formed. Our client moved to dismiss the arbitration as premature under the terms of the contract, and we opposed that motion. The motion has been denied by the panel. Also, pursuant to our request, the panel scheduled a hearing early in the first quarter of 2014 for our claims for unpaid receivables, along with our client's counterclaim for a deductive change order in the amount of approximately £21,600 (approximately $36,000 based on the exchange rate in effect as of March 31, 2014). An initial session of that hearing took place in January 2014 and a further session is scheduled for May 2014. The remaining claims and counterclaims, including our client's counterclaim for lost profits, are scheduled to be heard late in the fourth quarter of 2014. We cannot predict the ultimate outcome of this matter at this time.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

Environmental Matters

CERCLA and Other Remedial Matters

Under U.S. federal statutes, such as the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Clean Water Act and the Clean Air Act, and similar state laws, the current owner or operator of real property and the past owners or operators of real property (if disposal of toxic or hazardous substances took place during such past ownership or operation) may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law or whether the owner or operator knew of, or was responsible for, the presence of such substances. Moreover, under CERCLA and similar state laws, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be jointly and severally liable for the costs of the removal or remediation of such substances at a disposal or treatment site, whether or not such site was owned or operated by such person, which we refer to as an off-site facility. Liability at such off-site facilities is typically allocated among all of the financially viable responsible parties based on such factors as the relative amount of waste contributed to a site, toxicity of such waste, relationship of the waste contributed by a party to the remedy chosen for the site and other factors.

We currently own and operate industrial facilities and we have also transferred our interests in industrial facilities that we formerly owned or operated. It is likely that as a result of our current or former operations, hazardous substances have affected the facilities or the real property on which they are or were situated. We also have received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation.

We are currently engaged in the investigation and/or remediation under the supervision of the applicable regulatory authorities at four of our or our subsidiaries' former facilities (including Mountain Top, which is described below). In addition, we sometimes engage in investigation and/or remediation without the supervision of a regulatory authority. Although we do not expect the environmental conditions at our present or former facilities to cause us to incur material costs in excess of those for which reserves have been established, it is possible that various events could cause us to incur costs materially in excess of our present reserves in order to fully resolve any issues surrounding those conditions. Further, no assurance can be provided that we will not discover additional environmental conditions at our currently or formerly owned or operated properties, or that additional claims will not be made with respect to formerly owned properties, requiring us to incur material expenditures to investigate and/or remediate such conditions.

We have been notified that we are a potentially responsible party ("PRP") under CERCLA or similar state laws at three off-site facilities. At each of these sites, our liability should be substantially less than the total site remediation costs because the percentage of waste attributable to us compared to that attributable to all other PRPs is low. We do not believe that our share of cleanup obligations at any of the off-site facilities as to which we have received a notice of potential liability will exceed $500 in the aggregate. We have also received and responded to a request for information from the United States

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

Environmental Protection Agency ("USEPA") regarding a fourth off-site facility. We do not know what, if any, further actions USEPA may take regarding this fourth off-site facility.

Mountain Top

In February 1988, one of our subsidiaries, Foster Wheeler Energy Corporation ("FWEC"), entered into a Consent Agreement and Order with the USEPA and the Pennsylvania Department of Environmental Protection ("PADEP") regarding its former manufacturing facility in Mountain Top, Pennsylvania. The order essentially required FWEC to investigate and remediate as necessary contaminants, including trichloroethylene ("TCE"), in the soil and groundwater at the facility. Pursuant to the order, in 1993 FWEC installed a "pump and treat" system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain this system.

In the fall of 2004, FWEC sampled the private domestic water supply wells of certain residences in Mountain Top and identified approximately 30 residences whose wells contained TCE at levels in excess of Safe Drinking Water Act standards. The subject residences are located approximately one mile to the southwest of where the TCE previously was discovered in the soils at the former FWEC facility. Since that time, FWEC, USEPA and PADEP have cooperated in responding to the foregoing. Although FWEC believed the evidence available was not sufficient to support a determination that FWEC was responsible for the TCE in the residential wells, FWEC immediately provided the affected residences with bottled water, followed by water filters, and, pursuant to a settlement agreement with USEPA, it hooked them up to the public water system. Pursuant to an amendment of the settlement agreement, FWEC subsequently agreed with USEPA to arrange and pay for the hookup of several additional residences, even though TCE has not been detected in the wells at those residences. The hookups to the agreed upon residences have been completed, and USEPA has provided FWEC with a certificate that FWEC has completed its obligations related to the above-described settlement agreement (as amended). FWEC may be required to pay the agencies' costs in overseeing and responding to the situation.

FWEC is also incurring further costs in connection with a Remedial Investigation / Feasibility Study ("RI/FS") that in March 2009 it agreed to conduct. During the fourth quarter of 2012, FWEC received a USEPA demand under the foregoing agreement for payment of $1,040 of response costs USEPA claims it incurred from the commencement of the RI/FS in April 2009 through February 2012. FWEC questioned the amount of the invoice and based upon discussions with the USEPA, a revised invoice was received on June 17, 2013 for the reduced amount of $1,004. During the third quarter of 2013, FWEC received a USEPA invoice under the foregoing agreement for payment of $258 of response costs USEPA claims it incurred from March 2012 to February 2013. In April 2009, USEPA proposed for listing on the National Priorities List ("NPL") an area consisting of FWEC's former manufacturing facility and the affected residences, but it also stated that the proposed listing may not be finalized if FWEC complies with its agreement to conduct the RI/FS. FWEC submitted comments opposing the proposed listing.

FWEC has accrued its best estimate of the cost of all of the foregoing, and it reviews this estimate on a quarterly basis.

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

Other costs to which FWEC could be exposed could include, among other things, FWEC's counsel and consulting fees, further agency oversight and/or response costs, costs and/or exposure related to potential litigation, and other costs related to possible further investigation and/or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some or all of the items described in this paragraph or to reliably estimate the potential liability associated with the items. If one or more third-parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the potential recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be a source.

Other Environmental Matters

Our operations, especially our manufacturing and power plants, are subject to comprehensive laws adopted for the protection of the environment and to regulate land use. The laws of primary relevance to our operations regulate the discharge of emissions into the water and air, but can also include hazardous materials handling and disposal, waste disposal and other types of environmental regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from the applicable regulatory agencies. Noncompliance with these laws can result in the imposition of material civil or criminal fines or penalties. We believe that we are in substantial compliance with existing environmental laws. However, no assurance can be provided that we will not become the subject of enforcement proceedings that could cause us to incur material expenditures. Further, no assurance can be provided that we will not need to incur material expenditures beyond our existing reserves to make capital improvements or operational changes necessary to allow us to comply with future environmental laws.

Shareholder Class Action Lawsuits

Four putative class action lawsuits have been filed on behalf of Foster Wheeler AG shareholders against Foster Wheeler AG, or the Company, and the Board of Directors of Foster Wheeler AG, or the Board, seeking to enjoin the proposed acquisition of the Company by AMEC from proceeding. The first of such lawsuits was filed on March 4, 2014. Two of the lawsuits are pending in Texas state court and the other two lawsuits are pending in the United States District Court for the District of New Jersey. AMEC is named as a co-defendant in the two Texas state court lawsuits. The complaints contain similar, standardized allegations. Plaintiffs allege that the directors breached fiduciary duties owed to plaintiff and the Company's other shareholders in pursuing the plan to sell the Company, and that the Company aided and abetted the defendant directors in committing such breach. In particular, plaintiffs allege that AMEC's per share exchange offer to acquire all of the Company's shares does not adequately compensate the Company's shareholders for their investment and significantly undervalues the Company's prospects as a standalone entity, that the consideration fails to take into account the value expected to be realized by AMEC as a result of the proposed acquisition, that the Board permitted Company management to lead the negotiations with AMEC when management was improperly incentivized to pursue the proposed acquisition, and that the Implementation Agreement improperly contains a number of deal protection devices designed to preclude any competing bids from emerging during the period following the announcement of the proposed acquisition in the Company's

FOSTER WHEELER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(amounts in thousands of dollars, except share data and per share amounts)

(unaudited)

13.   Litigation and Uncertainties (continued)

Form 8-K filing. Plaintiffs are in the process of serving summonses and complaints upon the Company and its Board. No class has been constituted yet. The Company believes that the allegations are without merit and intends to vigorously oppose the lawsuits on behalf of itself and on behalf of its Board.

14.   Discontinued Operations

During the first quarter of 2013, we recorded an impairment charge of $3,919 at our waste-to-energy facility in Camden, New Jersey within our Global Power Group business segment. This charge was in addition to an impairment charge of $11,455 recorded during the fourth quarter of 2012. The impairment charges in both periods included estimates related to the continued operation of the facility and potential sale of the facility. The charge in the first quarter of 2013 was the result of updating our estimate related to the potential sale of the facility and the impairment charge was recorded within income from discontinued operations on our consolidated statement of operations. After recording the impairment charge and after approval of the plan to sell the facility, discussed below, the carrying value of the facility's fixed assets approximated fair value less estimated costs to sell the facility.

On April 17, 2013, our Board of Directors approved a plan to sell our Camden facility and we completed the sale of the facility in August 2013. The presentation of the financial results and asset and liability balances of this business for the periods prior to the completion of the sale have been reclassified on our consolidated statement of operations, consolidated balance sheet and consolidated statement of cash flows under the respective captions related to discontinued operations, and these reclassifications have been made in the notes to our consolidated financial statements. Prior to the sale, the business had been classified on our consolidated balance sheet as of June 30, 2013 under the respective current and non-current captions of assets held for sale and liabilities held for sale as a result of our Board of Directors' approval of our plan to sell the facility, which met the accounting criteria as a business held for sale and the criteria for classification as a discontinued operation. We did not recognize depreciation on long-lived assets while held for sale. Our Camden facility was formerly included in our Global Power Group business segment.

We completed the sale of our Camden facility in August 2013. Based on the proceeds received and costs of disposal, we recognized a gain of $300 within income/(loss) from discontinued operations before income taxes on the consolidated statement of operations during the quarter and nine months ended September 30, 2013.

Operating revenues related to our discontinued operations, which were exclusively in the U.S., were $6,144 during the three months ended March 31, 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Foster Wheeler AG:

We have audited the accompanying consolidated balance sheets of Foster Wheeler AG and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foster Wheeler AG and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 27, 2014

Foster Wheeler AG and Subsidiaries

Consolidated statement of operations

(in thousands of dollars, except per share amounts)

	2013	2012	2011
Operating revenues	$3,306,450	$3,391,394	$4,458,108
Cost of operating revenues	2,747,401	2,801,351	3,918,440

Contract profit	559,049	590,043	539,668
Selling, general and administrative expenses	357,682	334,075	309,380
Other income, net	(23,424)	(37,490)	(51,457)
Other deductions, net	34,615	34,601	43,968
Interest income	(6,272)	(10,801)	(18,913)
Interest expense	13,227	13,797	12,876
Net asbestos-related provision	30,213	30,505	9,901

Income from continuing operations before income taxes	153,008	225,356	233,913
Provision for income taxes	52,166	62,267	58,514

Income from continuing operations	100,842	163,089	175,399

Discontinued operations:
Income/(loss) from discontinued operations before income taxes	265	(13,193)	1,329
Provision for income taxes from discontinued operations	—	—	—

Income/(loss) from discontinued operations	265	(13,193)	1,329

Net income	101,107	149,896	176,728

Less: Net income attributable to noncontrolling interests	3,940	13,874	14,345

Net income attributable to Foster Wheeler AG	$97,167	$136,022	$162,383

Amounts attributable to Foster Wheeler AG:
Income from continuing operations	$96,902	$149,215	$161,054
Income/(loss) from discontinued operations	265	(13,193)	1,329

Net income attributable to Foster Wheeler AG	$97,167	$136,022	$162,383

Basic earnings per share attributable to Foster Wheeler AG:
Income from continuing operations (see Note 1)	$0.97	$1.39	$1.34
Income/(loss) from discontinued operations	—	(0.12)	0.01

Net income attributable to Foster Wheeler AG	$0.97	$1.27	$1.35

Diluted earnings per share attributable to Foster Wheeler AG:
Income from continuing operations (see Note 1)	$0.96	$1.39	$1.34
Income/(loss) from discontinued operations	—	(0.12)	0.01

Net income attributable to Foster Wheeler AG	$0.96	$1.27	$1.35

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries

Consolidated statement of comprehensive income

(in thousands of dollars)

	2013	2012	2011
Net income	$101,107	$149,896	$176,728
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments:
Foreign currency translation adjustments	(5,851)	8,044	(24,489)
Tax impact	(8)	(384)	—

Foreign currency translation adjustments, net of tax	(5,859)	7,660	(24,489)

Cash flow hedges adjustments, net of tax:
Unrealized gain/(loss)	687	(6,153)	(7,404)
Tax impact	(261)	2,309	2,531

Unrealized gain/(loss), net of tax	426	(3,844)	(4,873)

Reclassification for losses included in net income	4,546	3,862	4,240
Tax impact	(1,405)	(1,395)	(1,069)

Reclassification for losses included in net income, net of tax	3,141	2,467	3,171

Total cash flow hedges adjustments, net of tax	3,567	(1,377)	(1,702)

Pension and other postretirement benefits adjustments, net of tax:
Net actuarial gain/(loss)	28,338	(66,477)	(93,645)
Tax impact	(1,662)	12,320	8,395

Net actuarial gain/(loss), net of tax	26,676	(54,157)	(85,250)

Prior service credit/(cost)	17,428	(25)	48,056
Tax impact	—	—	(12,494)

Prior service credit/(cost), net of tax	17,428	(25)	35,562

Amortization included in net periodic pension cost (see Note 6 for further information):
Net actuarial loss	18,921	17,308	13,626
Tax impact	1,628	(2,430)	(1,963)

Net actuarial loss, net of tax	20,549	14,878	11,663

Prior service credit	(5,106)	(5,075)	(4,480)
Tax impact	311	401	243

Prior service credit, net of tax	(4,795)	(4,674)	(4,237)

Transition obligation	56	52	46
Tax impact	(13)	13	15

Transition obligation, net of tax	43	65	61

Total pension and other postretirement benefits adjustments, net of tax	59,901	(43,913)	(42,201)

Other comprehensive income/(loss), net of tax	57,609	(37,630)	(68,392)

Comprehensive income	158,716	112,266	108,336
Less: Comprehensive income attributable to noncontrolling interests	3,263	13,779	11,517

Comprehensive income attributable to Foster Wheeler AG	$155,453	$98,487	$96,819

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries

Consolidated balance sheet

(in thousands of dollars, except share data and per share amounts)

	December 31, 2013	December 31, 2012
ASSETS
Current Assets:
Cash and cash equivalents	$556,190	$582,322
Accounts and notes receivable, net:
Trade	671,770	609,213
Other	57,262	86,981
Contracts in process	197,232	228,979
Prepaid, deferred and refundable income taxes	62,856	57,404
Other current assets	38,431	47,138
Current assets of discontinued operations	—	1,505

Total current assets	1,583,741	1,613,542

Land, buildings and equipment, net	279,981	285,402
Restricted cash	82,867	62,189
Notes and accounts receivable—long-term	15,060	14,119
Investments in and advances to unconsolidated affiliates	181,315	205,476
Goodwill	169,801	133,518
Other intangible assets, net	113,463	105,100
Asbestos-related insurance recovery receivable	120,489	132,438
Long-term assets of discontinued operations	—	49,579
Other assets	143,848	90,509
Deferred tax assets	49,707	42,052

TOTAL ASSETS	$2,740,272	$2,733,924

LIABILITIES, TEMPORARY EQUITY AND EQUITY
Current Liabilities:
Current installments on long-term debt	$12,513	$13,672
Accounts payable	282,403	298,411
Accrued expenses	304,312	231,602
Billings in excess of costs and estimated earnings on uncompleted contracts	569,652	564,356
Income taxes payable	39,078	64,992
Liabilities of discontinued operations	—	3,154

Total current liabilities	1,207,958	1,176,187

Long-term debt	113,719	124,034
Deferred tax liabilities	39,714	40,889
Pension, postretirement and other employee benefits	111,221	177,345
Asbestos-related liability	257,180	259,350
Other long-term liabilities	210,651	190,132
Commitments and contingencies

TOTAL LIABILITIES	1,940,443	1,967,937

Temporary Equity:
Non-vested share-based compensation awards subject to redemption	15,664	8,594

TOTAL TEMPORARY EQUITY	15,664	8,594

Equity:
Registered shares:
CHF 3.00 par value; authorized: 157,863,694 shares and 171,018,974 shares; conditionally authorized: 58,168,412 shares and 59,369,723 shares; issued: 105,642,900 shares and 108,701,018 shares; outstanding: 99,051,200 shares and 104,441,589 shares.	259,937	269,633
Paid-in capital	216,450	266,943
Retained earnings	933,160	835,993
Accumulated other comprehensive loss	(509,317)	(567,603)
Treasury shares (outstanding: 6,591,700 shares and 4,259,429 shares)	(150,131)	(90,976)

TOTAL FOSTER WHEELER AG SHAREHOLDERS' EQUITY	750,099	713,990

Noncontrolling interests	34,066	43,403

TOTAL EQUITY	784,165	757,393

TOTAL LIABILITIES, TEMPORARY EQUITY AND EQUITY	$2,740,272	$2,733,924

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries

Consolidated statement of changes in equity

(in thousands of dollars, except share data)

								Total Foster Wheeler AG Shareholders' Equity
	Shares					Accumulated Other Comprehensive Loss
			Registered Shares Value	Paid-in Capital	Retained Earnings		Treasury Shares Value		Non- controlling Interests	Total Equity
	Registered	Treasury
Balance at December 31, 2010	128,948,622	4,312,710	$334,052	$659,739	$537,588	$(464,504)	$(99,182)	$967,693	$47,656	$1,015,349
Net income	—	—	—	—	162,383	—	—	162,383	14,345	176,728
Other comprehensive loss, net of tax	—	—	—	—	—	(65,564)	—	(65,564)	(2,828)	(68,392)
Issuance of registered shares upon exercise of stock options	414,361	—	1,334	9,557	—	—	—	10,891	—	10,891
Issuance of registered shares upon vesting of restricted awards	479,150	—	1,570	(1,570)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(11,373)	(11,373)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	125	125
Share-based compensation expense	—	—	—	21,791	—	—	—	21,791	—	21,791
Excess tax shortfall related to share-based compensation	—	—	—	(57)	—	—	—	(57)	—	(57)
Repurchase of registered shares	—	17,240,420	—	—	—	—	(409,390)	(409,390)	—	(409,390)
Retirement of registered shares	(4,312,710)	(4,312,710)	(15,775)	(83,407)	—	—	99,182	—	—	—

Balance at December 31, 2011	125,529,423	17,240,420	$321,181	$606,053	$699,971	$(530,068)	$(409,390)	$687,747	$47,925	$735,672

Net income	—	—	—	—	136,022	—	—	136,022	13,874	149,896
Other comprehensive loss, net of tax	—	—	—	—	—	(37,535)	—	(37,535)	(95)	(37,630)
Issuance of registered shares upon exercise of stock options	48,623	—	158	649	—	—	—	807	—	807
Issuance of registered shares upon vesting of restricted awards	363,392	—	1,179	(1,179)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(18,301)	(18,301)
Share-based compensation expense	—	—	—	18,023	—	—	—	18,023	—	18,023
Excess tax shortfall related to share-based compensation	—	—	—	(98)	—	—	—	(98)	—	(98)
Repurchase of registered shares	—	4,259,429	—	—	—	—	(90,976)	(90,976)	—	(90,976)
Retirement of registered shares	(17,240,420)	(17,240,420)	(52,885)	(356,505)	—	—	409,390	—	—	—

Balance at December 31, 2012	108,701,018	4,259,429	$269,633	$266,943	$835,993	$(567,603)	$(90,976)	$713,990	$43,403	$757,393

Net income	—	—	—	—	97,167	—	—	97,167	3,940	101,107
Other comprehensive income/(loss), net of tax	—	—	—	—	—	58,286	—	58,286	(677)	57,609
Issuance of registered shares upon exercise of stock options	882,830	—	2,889	16,267	—	—	—	19,156	—	19,156
Issuance of registered shares upon vesting of restricted awards	318,481	—	1,023	(1,023)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(12,600)	(12,600)
Share-based compensation expense	—	—	—	11,783	—	—	—	11,783	—	11,783
Excess tax shortfall related to share-based compensation	—	—	—	(152)	—	—	—	(152)	—	(152)
Repurchase of registered shares	—	6,591,700	—	—	—	—	(150,131)	(150,131)	—	(150,131)
Retirement of registered shares	(4,259,429)	(4,259,429)	(13,608)	(77,368)	—	—	90,976	—	—	—

Balance at December 31, 2013	105,642,900	6,591,700	$259,937	$216,450	$933,160	$(509,317)	$(150,131)	$750,099	$34,066	$784,165

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries

Consolidated statement of cash flows

(in thousands of dollars)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$101,107	$149,896	$176,728
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	57,574	50,234	44,551
Net non-cash asbestos-related provision	45,957	30,505	9,915
Share-based compensation expense	18,853	21,623	21,849
Shortfall in tax benefit related to share-based compensation	151	98	57
Deferred income tax benefit	(6,752)	(9,669)	(16,316)
Gain on sale of assets	—	(173)	(974)
Dividends, net of equity in earnings of unconsolidated affiliates	40,621	3,012	8,017
Other noncash items, net	283	936	—
Changes in assets and liabilities, net of effects from acquisitions and divestiture:
(Increase)/decrease in receivables	(8,962)	(154,035)	128,672
Net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts	29,832	(57,247)	(127,789)
(Decrease)/increase in accounts payable and accrued expenses	(15,417)	44,845	9,085
(Decrease)/increase in income taxes payable	(34,032)	23,082	(5,192)
Net change in other current assets and liabilities	4,010	385	(3,356)
Decrease in pension, postretirement and other employee benefits	(22,668)	(23,850)	(73,464)
Net change in asbestos-related assets and liabilities	(18,162)	(8,993)	(7,898)
Net change in other long-term assets and liabilities	10	21,720	20,061

Net cash provided by operating activities—continuing operations	192,405	92,369	183,946

Net cash (used in)/provided by operating activities—discontinued operations	(385)	932	1,800

Net cash provided by operating activities	192,020	93,301	185,746

CASH FLOWS FROM INVESTING ACTIVITIES
Payments related to acquisition of businesses, net of cash acquired	(52,127)	(69,675)	(29,376)
Proceeds from disposition of business	48,600	—	—
Change in restricted cash	(17,413)	(18,135)	(18,707)
Capital expenditures	(27,725)	(34,687)	(26,219)
Investments in and advances to unconsolidated affiliates	(11,618)	(2,003)	—
Return of investment from unconsolidated affiliates	87	6,207	2
Purchase of short-term investments	—	—	(1,546)
Proceeds from sale of short-term investments	—	1,255	—
Other investing activities	1,176	578	2,157

Net cash used in investing activities—continuing operations	(59,020)	(116,460)	(73,689)

Net cash provided by/(used in) investing activities—discontinued operations	385	(932)	(1,800)

Net cash used in investing activities	(58,635)	(117,392)	(75,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares	(150,131)	(90,976)	(409,390)
Distributions to noncontrolling interests	(12,600)	(18,301)	(11,373)
Proceeds from capital contribution from noncontrolling interests	—	—	138
Proceeds from stock options exercised	19,156	807	11,910
Shortfall in tax benefit related to share-based compensation	(151)	(98)	(57)
Payment of deferred financing costs	—	(3,993)	—
Repayment of debt and capital lease obligations	(14,856)	(13,017)	(12,530)

Net cash used in financing activities	(158,582)	(125,578)	(421,302)

Effect of exchange rate changes on cash and cash equivalents	(935)	13,942	(28,069)

Decrease in cash and cash equivalents	(26,132)	(135,727)	(339,114)
Less: Decrease in cash and cash equivalents—discontinued operations	—	—	—

Decrease in cash and cash equivalents—continuing operations	(26,132)	(135,727)	(339,114)

Cash and cash equivalents at beginning of year	582,322	718,049	1,057,163

CASH AND CASH EQUIVALENTS AT END OF YEAR	$556,190	$582,322	$718,049

Cash paid during the year for:
Interest (net of amount capitalized)	$10,382	$10,724	$12,193

Income taxes	$98,197	$62,919	$82,265

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies

Basis of Presentation—The fiscal year of Foster Wheeler AG ends on December 31 of each calendar year. Foster Wheeler AG's fiscal quarters end on the last day of March, June and September. The fiscal years of our non-U.S. operations are the same as the parent's. The fiscal year of our U.S. operations is the 52- or 53-week annual accounting period ending on the last Friday in December.

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications include the presentation of our Statement of Comprehensive Income as a result of our adoption of "ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", or ASU No. 2013-02. ASU No. 2013-02 was issued by the Financial Accounting Standards Board in February 2013. The standard requires disclosure of the effects on the line items of net income for significant amounts reclassified out of accumulated other comprehensive income and a cross-reference to other disclosures when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts for pension-related amounts) instead of directly to income or expense. The adoption of this standard did not have an impact on our results of operations, financial position or cash flows.

Reclassifications also include the presentation of our former waste-to-energy business as a result of its classification as held-for-sale and, in turn, discontinued operations. Please refer to Note 18 for further information.

The consolidated financial statements include the accounts of Foster Wheeler AG and all U.S. and non-U.S. subsidiaries as well as certain entities in which we have a controlling interest. Intercompany transactions and balances have been eliminated. See "—Variable Interest Entities" below for further information related to the consolidation of variable interest entities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used in accounting for long-term contracts including estimates of total costs, progress toward completion and customer and vendor claims, employee benefit plan obligations and share-based compensation plans. In addition, we also use estimates when accounting for uncertain tax positions and deferred taxes, asbestos liabilities and expected recoveries and when assessing goodwill for impairment, among others.

Revenue Recognition on Long-Term Contracts—Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed-price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognized on a percentage-of-completion basis when the realization of an incentive is assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any time, we have numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. These estimates may be revised as additional information becomes available or as specific project circumstances change. We review all of our material contracts on a monthly basis and revise our estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognized, the cumulative impact of that change is recorded based on progress achieved through the period of change. The following table summarizes the number of separate projects that experienced final estimated contract profit revisions with an impact on contract profit in excess of $1,000 relating to the revaluation of work performed in prior periods:

	2013	2012	2011
Number of separate projects	36	33	43
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions	$98,900	$66,000	$35,200

The changes in final estimated contract profit revisions for our Global Power Group were increased during 2012 for a favorable settlement with a subcontractor of approximately $6,900. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global Engineering and Construction Group ("Global E&C Group") and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

statements. Please see Note 14 for further information related to changes in final estimated contract profit and the impact on business segment results.

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, disputed or unapproved change orders as to both scope and price or other causes of unanticipated additional costs. We record claims as additional contract revenue if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. These two requirements are satisfied by the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim may be recorded only to the extent that contract costs relating to the claim have been incurred, which can include amounts from unapproved change orders when the two requirements described above are met. Unapproved change orders or similar items subject to uncertainty that do not meet the two requirements described above are expensed without the recognition of additional contract revenue. Costs attributable to claims are treated as costs of contract performance as incurred and are recorded in contracts in process. Our consolidated financial statements included commercial claims of $4,500 and $8,800 as of December 31, 2013 and 2012, respectively, of which substantially all costs had been incurred as of December 31, 2013 and 2012.

In certain circumstances, we may defer pre-contract costs when it is probable that these costs will be recovered under a future contract. Such deferred costs would then be included in contract costs upon execution of the anticipated contract. In the event that we defer pre-contract costs and we are not successful in obtaining the contract, we write off the deferred costs through our consolidated statement of operations in the period when we no longer assess recoverability of such costs as probable. Deferred pre-contract costs were inconsequential as of December 31, 2013 and 2012.

Certain special-purpose subsidiaries in our Global Power Group business segment are reimbursed by customers for their costs of building and operating certain facilities over the lives of the corresponding service contracts. Depending on the specific legal rights and obligations under these arrangements, in some cases those reimbursements are treated as operating revenues at gross value and other cases as a reduction of cost.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid short-term investments with original maturities of three months or less at the date of acquisition. We are dependent on cash repatriations from our subsidiaries to cover payments and expenses of our parent holding company in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, at our discretion, specific liquidity needs, such as funding acquisitions and our share repurchase program. Cash and cash equivalents of $416,657 and $470,546 were held by our non-U.S. entities as of December 31, 2013 and 2012, respectively. These entities require a portion of these funds to support their liquidity and working capital needs, as well as to comply with required minimum capitalization requirements and, in some cases, contractual restrictions. Accordingly, a portion of these funds may not be readily available for repatriation to our entities in Switzerland or the U.S.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

Trade Accounts Receivable—Trade accounts receivable represent amounts billed to customers. In accordance with terms under our long-term contracts, our customers may withhold certain percentages of such billings until completion and acceptance of the work performed, which we refer to as retention receivables. Final payment of retention receivables might not be received within a one-year period. In conformity with industry practice, however, the full amount of accounts receivable, including such amounts withheld, are included in current assets on the consolidated balance sheet. Please see Note 3 for more detailed information regarding our retention receivable balances.

Trade accounts receivable are continually evaluated for collectibility. Provisions are established on a project-specific basis when there is an issue associated with the client's ability to make payments or there are circumstances where the client is not making payment due to contractual issues.

Contracts in Process and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts —Under long-term contracts, amounts recorded in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts may not be realized or paid, respectively, within a one-year period. In conformity with relevant industry accounting standards, however, the full amount of contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts is included in current assets and current liabilities, respectively on the consolidated balance sheet.

	December 31, 2013	December 31, 2012
Costs and estimated earnings on uncompleted contracts:
Cost incurred on uncompleted contracts	$15,787,814	$16,159,666
Estimated earnings on uncompleted contracts	2,625,264	2,887,117

Gross cost incurred and estimated earnings on uncompleted contracts	18,413,078	19,046,783
Less: Billings to date	18,785,498	19,382,160

Net liability position of contract portfolio	$(372,420)	$(335,377)

Balances included on the consolidated balance sheet:
Contracts in process	$197,232	$228,979
Billings in excess of costs and estimated earnings on uncompleted contracts	569,652	564,356

Net liability position of contract portfolio	$(372,420)	$(335,377)

Inventories—Inventories, principally materials and supplies, are stated at the lower of cost or market, determined primarily on the average-cost method. We had inventories of $11,998 and $18,414 as of December 31, 2013 and 2012, respectively. Such amounts are recorded within other current assets on the consolidated balance sheet.

Land, Buildings and Equipment—Depreciation is computed on a straight-line basis using estimated lives ranging from 10 to 50 years for buildings, from 20 to 35 years for power generation facilities and related equipment and from 3 to 15 years for other equipment. Depreciation expense is allocated to cost of operating revenues or selling, general and administrative expenses based on the manner in which the underlying assets are deployed. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses, if any, are reflected in earnings.

Restricted Cash—The following table details our restricted cash balances held by our entities:

	December 31, 2013			December 31, 2012
	Non-U.S.	U.S.	Total	Non-U.S.	U.S.	Total
Held by special-purpose entities and restricted for debt service payments	$5,303	$275	$5,578	$17,970	$273	$18,243
Held to collateralize letters of credit and bank guarantees	887	6,200	7,087	1,542	7,101	8,643
Client dedicated accounts	70,202	—	70,202	32,225	3,078	35,303

Total	$76,392	$6,475	$82,867	$51,737	$10,452	$62,189

Investments in and Advances to Unconsolidated Affiliates—We use the equity method of accounting for affiliates in which our investment ownership ranges from 20% to 50% unless significant economic or governance considerations indicate that we are unable to exert significant influence in which case the cost method is used. The equity method is also used for affiliates in which our investment ownership is greater than 50% but we do not have a controlling interest. Currently, all of our investments in affiliates in which our investment ownership is 20% or greater and that are not consolidated are recorded using the equity method. Affiliates in which our investment ownership is less than 20% are carried at cost.

Variable Interest Entities—We sometimes form separate legal entities such as corporations, partnerships and limited liability companies in connection with the execution of a single contract or project. Upon formation of each separate legal entity, we perform an evaluation to determine whether the new entity is a variable interest entity, or VIE, and whether we are the primary beneficiary of the new entity, which would require us to consolidate the new entity in our financial results. We reassess our initial determination on whether the entity is a VIE upon the occurrence of certain events and whether we are the primary beneficiary as outlined in current accounting guidelines. If the entity is not a VIE, we determine the accounting for the entity under the voting interest accounting guidelines.

An entity is determined to be a VIE if either (a) the total equity investment is not sufficient for the entity to finance its own activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (such as the ability to make decisions through voting or other rights or the obligation to absorb losses or the right to receive benefits), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb losses of the entity and/or their rights to receive benefits of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As of December 31, 2013 and 2012, we participated in certain entities determined to be VIEs, including a gas-fired cogeneration facility in Martinez, California and a refinery/electric power generation project in Chile. We consolidate the operations of the Martinez project while we record our participation in the project in Chile on the equity method of accounting.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

Please see Note 5 for further information regarding our participation in these projects.

Goodwill and Other Intangible Assets—Goodwill arising from business acquisitions is allocated to the appropriate reporting unit on a relative fair value basis at the time of acquisition. Other intangible assets consist principally of patents, trademarks, customer relationships, pipeline, backlog and technology and are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist. The estimated remaining useful lives of our other intangible assets as of December 31, 2013 ranged from: patents 3 to 10 years; trademarks 1 to 22 years; customer relationships, pipeline and backlog 2 to 14 years; and technology up to 6 years.

We test goodwill for impairment at the reporting unit level, which we have determined to be the components one level below our operating segments, as these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Presently, goodwill exists in four of our reporting units—one within our Global Power Group business segment and three within our Global E&C Group business segment.

We first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount; if so, no further assessments are performed. For reporting units where that is not the case, we perform a goodwill impairment test. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step compares the implied fair value of the reporting unit's goodwill, based on a hypothetical purchase price allocation, with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill at each reporting unit based on assumptions used to estimate the fair value of our reporting units and assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. As of December 31, 2013 and 2012, the estimated fair value of each of the reporting units was sufficiently in excess of its carrying values even after conducting various sensitivity analyses on key assumptions, such that no adjustment to the carrying values of goodwill was required.

Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist.

Income Taxes—Deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates as of the date of enactment.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to realize our deferred tax assets within the various tax jurisdictions in which they

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

arise, we consider all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions.

We make no provision for incremental income taxes on subsidiary earnings, which have been retained in the subsidiary's country of domicile, if we expect such earnings to be indefinitely reinvested in that jurisdiction. Unremitted earnings of our subsidiaries, that have been, or are intended to be, permanently reinvested (and for which no incremental income tax has been provided) aggregated $337,257 as of December 31, 2013. We are unable to precisely estimate the additional tax that would be incurred, if these amounts were repatriated due to the complexity in (i) calculating the potential foreign tax credit or other relief mechanisms from double taxation available with respect to the distributions, (ii) the effect of the adjusted tax bases of our several subsidiaries on the determination of the income subject to tax as well as (iii) the impact that such a significant distribution would have on rationalizing the mix of the debt and equity capital of our intermediary subsidiaries. Subject to the foregoing limitations, were our indefinitely reinvested earnings as of the balance sheet date to be distributed all in one year, we currently estimate the amount of tax due to be within the range of approximately $10,000 to $30,000. Given that the unremitted earnings are intended to be invested indefinitely, the amount of additional tax can fluctuate significantly from period to period as a result of several additional factors such as future changes in tax rates, the continuing availability of tax attributes such as tax losses or tax credit carryovers of our intermediary subsidiaries and potential changes to our legal entity ownership structure.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We recognize interest accrued on the potential tax liability related to unrecognized tax benefits in interest expense, and we recognize any potential penalties in other deductions, net on our consolidated statement of operations.

Foreign Currency—The functional currency of Foster Wheeler AG is the U.S. dollar. The functional currency of our non-U.S. operations is typically the local currency of their country of domicile. Assets and liabilities of non-U.S. entities are translated into U.S. dollars, our reporting currency, at period-end exchange rates with the resulting translation adjustment recorded as a separate component within accumulated other comprehensive loss. Income and expense accounts and cash flows are translated at weighted-average exchange rates for the period.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other deductions, net on our consolidated

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

statement of operations. The net balance of our foreign currency transaction gains and losses for 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Net foreign currency transaction gains/(losses)	$(273)	$874	$1,105

Net foreign currency transaction gains/(losses), net of tax	$(180)	$617	$830

Fair Value Measurements—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, 820-10 defines fair value, establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value and provides guidance on required disclosures about fair value measurements. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial assets and liabilities that are recorded at fair value on a recurring basis consist primarily of the assets or liabilities arising from derivative financial instruments and defined benefit pension plan assets. See Note 10 for further information regarding our derivative financial instruments and Note 8 for further information regarding our defined benefit pension plan assets.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Financial instruments valued independent of the fair value hierarchy:

•
Cash, Cash Equivalents and Restricted Cash—The carrying value of our cash, cash equivalents and restricted cash approximates fair value because of the demand nature of many of our deposits or short-term maturity of these instruments.

Financial instruments valued within the fair value hierarchy:

•
Long-term Debt—We estimate the fair value of our long-term debt (including current installments) based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities using level 2 inputs.

•
Foreign Currency Forward Contracts—We estimate the fair value of foreign currency forward contracts by obtaining quotes from financial institutions or market transactions in either the listed or over-the-counter markets. Our estimate of the fair value of foreign currency forward contracts also includes an assessment of non-performance by our counterparties. We further corroborate the valuations with observable market data using level 2 inputs.

•
Interest Rate Swaps—We estimate the fair value of our interest rate swaps based on quotes obtained from financial institutions, which we further corroborate with observable market data using level 2 inputs.

•
Defined Benefit Pension Plan Assets—We estimate the fair value of investments in equity securities at each year-end based on quotes obtained from financial institutions. The fair value of

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

  investments in commingled funds, invested primarily in debt and equity securities, is based on the net asset values communicated by the respective asset manager. We further corroborate the above valuations with observable market data using level 1 and 2 inputs. Additionally, we hold investments in private investment funds that are valued at net asset value as communicated by the asset manager using level 2 or 3 unobservable market data inputs.

Our assets and liabilities that are measured at fair value in our statement of financial position as of December 31, 2013 and 2012 include the following:

	2013			2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fair value measurements:
Assets:
Assets measured at fair value on a recurring basis:
Foreign currency forward contracts	$—	$7,361	$—	$—	$7,397	$—

	2013			2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets measured at fair value on a non-recurring basis:
Long-lived assets included in discontinued operations	$—	$—	$—	$—	$—	$48,739
Investment in an unconsolidated affiliate	—	—	35,096	—	—	—

Total assets measured at fair value on a non-recurring basis	$—	$—	$35,096	$—	$—	$48,739

Liabilities:
Contingent consideration liability	$—	$—	$—	$—	$—	$1,012
Liabilities measured at fair value on a recurring basis:
Foreign currency forward contracts	$—	$2,405	$—	$—	$4,924	$—
Interest rate swap contracts	—	7,866	—	—	10,490	—

Total liabilities measured at fair value on a recurring basis	$—	$10,271	$—	$—	$15,414	$—

The long-lived assets included in discontinued operations, presented in the table above, relate to our waste-to-energy facility in Camden, New Jersey which was sold during 2013. Please refer to Note 18 for additional information.

The investment in an unconsolidated affiliate, presented in the table above, relates to our equity interest investment in a waste-to-energy project where the carrying value of our investment approximated fair value at December 31, 2013 as a result of an impairment charge at the investee level. Please see Note 5 for further information.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

The contingent consideration liability, presented in the table above, was paid during 2013 and the payment amount equaled the fair value of contingent consideration liability as of December 31, 2012.

Please see Note 7 for the fair value of our long-term debt, which is held at carrying amount on our consolidated balance sheet, and Note 8 for the fair value of our defined benefit pension plan assets included in each of our plans' funded status on our consolidated balance sheet.

External Legal Fees—External legal fees are expensed as incurred and recorded in other deductions, net on our consolidated statement of operations with the exception of external legal fees associated with asbestos defense costs (please refer to Note 16 for further information related to our accounting for asbestos defense costs). We incurred external legal fees, excluding asbestos defense costs, of approximately $22,700, $16,100 and $17,800 for 2013, 2012 and 2011, respectively, which include external legal fees related to project claims.

Restrictions on Shareholders' Dividends—We have not declared or paid a cash dividend since July 2001. Our current senior unsecured credit agreement contains limitations on cash dividend payments.

On February 26, 2014, our Board of Directors approved a proposal to our shareholders for a one-time dividend of $0.40 per share. Please refer to Note 19 for further information regarding our proposed dividend.

Retirement of Shares under Share Repurchase Program—Under Swiss law, the cancellation of shares previously repurchased under our share repurchase program must be approved by our shareholders. Repurchased shares remain as treasury shares on our balance sheet until cancellation.

Any repurchases will be made at our discretion in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The program does not obligate us to acquire any particular number of shares. The program has no expiration date and may be suspended or discontinued at any time.

All treasury shares are carried at cost on the consolidated balance sheet until the cancellation of the shares has been approved by our shareholders and the cancellation is registered with the commercial register of the Canton of Zug in Switzerland. Upon the effectiveness of the cancellation of the shares, the cost of the shares cancelled will be removed from treasury shares on the consolidated balance sheet, the par value of the cancelled shares will be removed from registered shares on the consolidated balance sheet, and the excess of the cost of the treasury shares above par value will be removed from paid-in capital on the consolidated balance sheet.

Once repurchased, treasury shares are no longer considered outstanding, which results in a reduction to the weighted-average number of shares outstanding during the reporting period when calculating earnings per share, as described below.

Earnings per Share—Basic earnings per share amounts have been computed based on the weighted-average number of shares outstanding during the reporting period.

Diluted earnings per share amounts have been based on the combination of the weighted-average number of shares outstanding during the reporting period and the impact of dilutive securities, if any,

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

1.     Summary of Significant Accounting Policies (continued)

such as outstanding stock options and the non-vested portion of restricted stock units and performance-based restricted stock units (collectively, "restricted awards") to the extent such securities are dilutive.

In profitable periods, outstanding stock options have a dilutive effect under the treasury stock method when the average share price for the period exceeds the assumed proceeds from the exercise of the option. The assumed proceeds include the exercise price, compensation cost, if any, for future service that has not yet been recognized in the consolidated statement of operations, and any tax benefits that would be recorded in paid-in capital when the option is exercised. Under the treasury stock method, the assumed proceeds are assumed to be used to repurchase shares in the current period. The dilutive impact of the non-vested portion of restricted awards is determined using the treasury stock method, but the proceeds include only the unrecognized compensation cost and tax benefits as assumed proceeds.

The computations of basic and diluted earnings per share from continuing operations were as follows:

	2013	2012	2011
Income from continuing operations attributable to Foster Wheeler AG	$96,902	$149,215	$161,054

Basic weighted-average number of shares outstanding	100,301,834	107,054,284	120,085,704
Effect of dilutive securities	1,084,839	259,255	418,779

Diluted weighted- average number of shares outstanding	101,386,673	107,313,539	120,504,483

Income from continuing operations per share:
Basic	$0.97	$1.39	$1.34

Diluted	$0.96	$1.39	$1.34

The following table summarizes share-based compensation awards not included in the calculation of diluted earnings per share as the assumed proceeds from those awards, on a per share basis, were greater than the average share price for the period, which would result in an antidilutive effect on diluted earnings per share:

	2013	2012	2011
Stock options	1,288,446	1,860,018	1,304,190

Performance-based restricted share units	124,625	195,430	230,337

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

2.     Business Combinations

2013 Acquisitions:

In June 2013, we acquired all of the outstanding shares of a privately held upstream consultancy business located in the United Kingdom and additional related assets in the Middle East. This acquired business specializes in field development and project decision support, focused on the evaluation and implementation of oil and gas field developments covering greenfield and brownfield assets. We paid cash consideration net of cash acquired of £6,000 (approximately $9,300 based on the exchange rates in effect on the payment dates). The sale and purchase agreement also included an earnout provision for additional consideration with an estimated maximum of £3,000 (approximately $4,600 based on the exchange rate in effect on December 31, 2013), depending on the acquired business' performance, as defined in the sale and purchase agreement, over a period of approximately 3 and a half years subsequent to the acquisition date. Any amounts recognized under the earnout will be reported as compensation expense in periods subsequent to the acquisition date rather than as part of the purchase price for the business. Our consolidated balance sheet as of December 31, 2013 included a preliminary purchase price allocation for this acquisition as we are in process of finalizing the valuation of the individual assets acquired and liabilities assumed. The preliminary purchase price allocation was based on the best estimate of management and we expect to finalize the purchase price allocation upon completion of an independent appraisal over the next several months, but no later than one year from the acquisition date. The preliminary purchase price allocation and pro forma impact assuming the acquisition had occurred as of the beginning of 2012 were not significant to our consolidated financial statements. As a result of the preliminary purchase price allocation, we recognized goodwill of $4,465 and other intangible assets of $5,307 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global Engineering and Construction Group ("Global E&C Group") business segment.

Also in June 2013, we acquired all of the outstanding shares of a privately held engineering and project management business located in Mexico with experience in both offshore and onshore upstream oil and gas, downstream oil and gas and power projects. We paid cash consideration net of cash acquired of approximately $15,700. Our consolidated balance sheet as of December 31, 2013 included a preliminary purchase price allocation for this acquisition as we are in process of finalizing the valuation of the individual assets acquired and liabilities assumed. The preliminary purchase price allocation was based on the best estimate of management and we expect to finalize the purchase price allocation upon completion of an independent appraisal over the next several months, but no later than one year from the acquisition date. The preliminary purchase price allocation and pro forma impact assuming the acquisition had occurred as of the beginning of 2012 were not significant to our consolidated financial statements. As part of our post-acquisition valuation of assets and liabilities acquired, we recorded additional assets and liabilities of $20,782 and $32,647, respectively, and recorded a corresponding net increase to goodwill of $11,865. As a result of the preliminary purchase price allocation, we recognized goodwill of $18,143 and other intangible assets of $7,100 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global E&C Group business segment.

During our U.S. operations' fiscal first quarter of 2013, we acquired all of the outstanding shares of a privately held U.S.-based business that specializes in the management of construction and commissioning of pharmaceutical and biotech facilities and which also has the capabilities to manage

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

2.     Business Combinations (continued)

the full engineering, procurement and construction of such facilities. In addition, the acquired business has the ability to provide modular project delivery services on a worldwide basis through its participation in a business partnership. We paid cash consideration net of cash acquired of approximately $25,100. The sale and purchase agreement also included an earnout provision for additional consideration with an estimated maximum of approximately $6,600, depending on the acquired business' performance, as defined in the sale and purchase agreement, over a period of approximately 5 years subsequent to the acquisition date. Any amounts recognized under the earnout will be reported as compensation expense in periods subsequent to the acquisition date rather than as part of the purchase price for the business. The purchase price allocation and pro forma impact assuming the acquisition had occurred as of the beginning of 2012 were not significant to our consolidated financial statements. As a result of the purchase price allocation, we recognized goodwill of $10,571 and other intangible assets of $13,980 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global E&C Group business segment.

2012 Acquisition:

In November 2012, we acquired all of the outstanding shares of a privately held multi-discipline full service engineering, procurement, and construction management business located in North America. We paid cash consideration net of cash acquired of approximately $68,500. The sale and purchase agreement also included an earnout provision for additional consideration with an estimated maximum of approximately $20,000, depending on the acquired business' performance, as defined in the sale and purchase agreement, over a period of approximately 5 years subsequent to the acquisition date. The earnout will be reported as compensation expense in periods subsequent to the acquisition date rather than as part of the purchase price for the business. As a result of the purchase price allocation, we recognized goodwill of $18,708 and other intangible assets of $42,921 related to this acquisition. The assets, liabilities and results of operations of the acquired business are included within our Global E&C Group business segment.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

2.     Business Combinations (continued)

Allocation of purchase price:

The following table presents the allocation of the purchase price for the aggregate assets acquired, liabilities assumed and goodwill for the acquisitions described above:

	For the Years Ended
	December 31, 2013	December 31, 2012
Number of businesses acquired	3	2
Allocation of Purchase Price:
Assets
Cash and cash equivalents	$1,515	$2,717
Trade and other receivables	41,091	25,125
Contracts in process	2,438	1,598
Other current assets	1,125	655
Land, buildings and equipment	1,408	7,749
Other assets *	24,229	535
Identifiable intangible assets:
Customer relationships and backlog	23,843	40,396
Trademarks	1,220	606
Other	1,365	1,919

Total amount allocated to identifiable intangible assets	26,428	42,921

Liabilities
Accounts payable and accrued expenses	31,942	12,390
Billings in excess of costs and estimated earnings on uncompleted contracts	5,558	17
Income taxes payable	19,858	802
Other current liabilities	16,713	250
Deferred tax liabilities	3,151	10,730
Other long-term liabilities	2,548	3,954

Total identifiable net assets acquired	18,464	53,157

Goodwill**	33,179	21,261

Total purchase price**	$51,643	$74,418

*
The balance related to other assets for our acquisitions for the year ended December 31, 2013 included a receivable for indemnification rights from a seller of an acquired business.

**
The total purchase price for our acquisitions for the year ended December 31, 2012 was increased by a working capital adjustment of $2,026 paid in 2013, which also resulted in a corresponding increase to goodwill.

As noted above, the amounts for two of the acquisitions that occurred in the year ended December 31, 2013 are based on preliminary estimates of the fair value of the identifiable assets acquired and liabilities assumed. These estimates are subject to revision, which may result in adjustments to the amounts presented. We expect to finalize these amounts within 12 months from the respective acquisition dates. We do not expect any adjustments to be material.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

2.     Business Combinations (continued)

Pro forma results have not been presented because the pro forma effect of these acquisitions is not material to our consolidated financial results for any periods presented.

Goodwill:

The factors contributing to a purchase price that resulted in the recognition of goodwill include (i) the opportunity to expand our product offerings; (ii) the opportunity to enter new geographic markets; (iii) the opportunity of achieving operating synergies; and (iv) acquiring a workforce with capabilities in the engineering, procurement, and construction management business to expand capabilities.

During 2013, we recognized goodwill of $10,571 that is expected to be deductible for income tax purposes. None of the goodwill recognized in 2012 is expected to be deductible for income tax purposes.

Intangible Assets:

Intangible assets are amortized based on the period over which the economic benefits of the intangible assets are expected to be realized. Our intangibles assets include the following:

•
Customer relationships and backlog have estimated useful lives ranging from two to 13 years and two to 15 years for acquisitions in the years ended December 31, 2013 and 2012, respectively;

•
Trademarks have estimated useful lives ranging from two to 12 years for acquisitions in the year ended December 31, 2013 and an estimated useful life of five years for the acquisition in the year ended December 31, 2012; and

•
Other intangible assets represent the fair values of the existing non-compete agreements and software, which have estimated useful lives ranging from five to six years for acquisitions in the year ended December 31, 2013 and an estimated useful lives ranging from four to seven years for the acquisition in the year ended December 31, 2012.

2011 Acquisition:

In December 2011, we acquired the stock of Graf-Wulff GmbH, a company based in Germany, for a purchase price of approximately €22,300 (approximately $29,400 at the exchange rate on the date of the acquisition), net of cash acquired. The acquired company designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors. The purchase price allocation for this acquisition was not significant to our consolidated financial statements. This company's financial results are included within our Global Power Group business segment.

Operating Revenues and Performance:

We utilize EBITDA, defined in Note 14, as the primary measure of operating performance.

The table below presents the third-party operating revenues and EBITDA balances included in our consolidated financial results for the above acquisitions during the respective year of their acquisition.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

2.     Business Combinations (continued)

The impact of each acquired company is only included in the respective year of their acquisition and the impact is not included in the subsequent year(s) presented below.

Operating revenues and EBITDA for the above acquisitions, which were included in our consolidated financial results, during their respective year of acquisition were:

	2013	2012	2011
Operating revenues	$110,094	$11,687	$—
EBITDA	$(1,407)	$1,106	$—

There were no third-party operating revenues or EBITDA in 2011 as Graf-Wulff GmbH was acquired on December 31, 2011, the last day of 2011.

3.     Accounts and Notes Receivable, net

The following table shows the components of trade accounts and notes receivable:

	December 31, 2013	December 31, 2012
Receivables from long-term contracts due within one year	$664,691	$601,249

Retention receivables estimated to be due in:
One year	13,315	18,028
Two years and thereafter	1,207	560

Total retention receivables	14,522	18,588

Trade accounts and notes receivable, gross	679,213	619,837

Less: Allowance for doubtful accounts	(7,443)	(10,624)

Trade accounts and notes receivable, net	$671,770	$609,213

We assess the need for an allowance for doubtful accounts on a project-by-project basis. When there is a risk of non-payment related to customer credit risk, we record an allowance for doubtful accounts. Because of the nature of our customer base and our rigorous customer credit risk assessment process prior to entering into contracts, the level of our allowance for doubtful accounts is typically a very small percentage of our gross accounts receivable balance. To the extent that there is a risk of non-payment related to commercial or performance issues, we record an allowance against the valuation of contract work in progress within the contract. We have not recorded a provision for the outstanding retention receivable balances as of December 31, 2013 or 2012.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

3.     Accounts and Notes Receivable, net (continued)

The following table shows the components of other accounts and notes receivable, net:

	December 31, 2013	December 31, 2012
Asbestos insurance receivable	$21,739	$34,648
Refundable value-added tax	20,267	21,712
Other	15,256	30,621

Other accounts and notes receivable, net	$57,262	$86,981

4.     Land, Buildings and Equipment

Land, buildings and equipment are stated at cost and are set forth below:

	December 31, 2013	December 31, 2012
Land and land improvements	$19,420	$19,168
Buildings	320,315	303,636
Furniture, fixtures and equipment	359,497	342,605
Construction in progress	1,066	3,886

Land, buildings and equipment, gross	700,298	669,295
Less: Accumulated depreciation	(420,317)	(383,893)

Land, buildings and equipment, net	$279,981	$285,402

Depreciation expense for 2013, 2012 and 2011 was $40,280, $38,013 and $37,168, respectively.

We own certain office and manufacturing facilities in Finland that contain asbestos. We are required to remove the asbestos from such facilities if such facilities are significantly renovated or demolished. At present, there are no plans to undertake a major renovation that would require the removal of the asbestos or the demolition of the facilities. We do not have sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates has not been specified and information is not currently available to apply an expected present value technique. We will recognize a liability in the period in which sufficient information is available to reasonably estimate the fair value of the asset retirement obligation.

5.     Investments

Investment in Unconsolidated Affiliates

We own a noncontrolling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, which are all located in Italy, and in a refinery/electric power generation project, which is located in Chile. We also own a 50% noncontrolling interest in a project in Italy which generates earnings from royalty payments linked to the price of natural gas. Based on the outstanding equity interests of these entities, we own 41.65% of each of the two electric power generation projects in Italy, 39% of the waste-to-energy project and 50% of the wind farm project. We have a notional 85% equity interest in the project in Chile; however, we are not the primary beneficiary as a result of

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

5.     Investments (continued)

participation rights held by the minority shareholder. In determining that we are not the primary beneficiary, we considered the minority shareholder's right to approve activities of the project that most significantly impact the project's economic performance which include the right to approve or reject the annual financial (capital and operating) budget and the annual operating plan, the right to approve or reject the appointment of the general manager and senior management, and approval rights with respect to capital expenditures beyond those included in the annual budget.

The summarized financial information presented below for the project in Chile includes an estimated recovery under a property damage insurance policy and an estimated recovery under a business interruption insurance policy for the income statement data for 2011.

We account for these investments in Italy and Chile under the equity method. The following is summarized financial information for these entities (each as a whole) based on where the projects are located:

	December 31, 2013		December 31, 2012
	Italy	Chile	Italy	Chile
Balance Sheet Data:
Current assets	$156,844	$66,867	$142,584	$137,626
Other assets (primarily buildings and equipment)	259,392	88,936	358,366	98,550
Current liabilities	108,769	25,643	91,085	60,082
Other liabilities (primarily long-term debt)	149,578	14,482	214,025	23,061

Net assets	$157,889	$115,678	$195,840	$153,033

	2013		2012		2011
	Italy	Chile	Italy	Chile	Italy	Chile
Income Statement Data:
Total revenues	$148,971	$75,265	$147,200	$93,460	$157,411	$80,692
Gross profit/(loss)	(46,487)	41,811	13,223	54,350	49,520	33,284
(Loss)/income before income taxes	(53,730)	39,358	3,726	58,093	37,728	57,594
Net (loss)/earnings	(35,864)	31,860	2,743	42,048	22,238	44,230

Our investment in these unconsolidated affiliates is recorded within investments in and advances to unconsolidated affiliates on the consolidated balance sheet and our equity in the net earnings of these unconsolidated affiliates is recorded within other income, net on the consolidated statement of operations. The investments and equity earnings of our unconsolidated affiliates in Italy and Chile are included in our Global E&C Group and Global Power Group business segments, respectively.

Our consolidated financial statements reflect the following amounts related to our unconsolidated affiliates in Italy and Chile:

	2013	2012	2011
Equity in the net earnings of unconsolidated affiliates	$15,001	$23,012	$40,615
Distributions from equity affiliates	$55,933	$31,917	$47,659

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

5.     Investments (continued)

	December 31, 2013	December 31, 2012
Investments in unconsolidated affiliates	$150,558	$187,363

Our share of the undistributed retained earnings of our equity investees amounted to approximately $68,200 and $110,200 as of December 31, 2013 and 2012, respectively.

During 2013, our Global E&C Group's projects in Italy experienced an equity loss of $12,541, inclusive of the impact of an impairment charge of $22,400 on one of our projects discussed below. Our equity earnings from our projects in Italy were $2,725 and $9,744 in 2012 and 2011, respectively.

Our equity earnings in 2013 included the impact of an impairment charge of $22,400 on our equity interest investment in a waste-to-energy project in Italy. The reduction in fair value of our investment resulted from changed market conditions with respect to waste tariffs and the type of waste delivered to the plant, coupled with reduced operating performance of the plant compared to projected performance. We and our partner in the investment have concluded that we will continue to operate the plant and may consider future capital investments to improve its operating performance including a potential increase to the overall waste treatment and electric production compared to current levels. This impairment was recorded at the investee level. As a result of the foregoing, the carrying value of our investment approximated fair value at December 31, 2013.

Also during 2013, our equity earnings were favorably impacted by two items which occurred in 2013: a governmental authority mandated rate change for energy generated prior to 2013, that favorably impacted three of our projects by an aggregate amount of $4,900, and a governmental return on investment credit received by one of our projects, that was deemed a critical energy producing facility, that favorably impacted that project by $2,200. Additionally, our equity earnings from our projects in Italy were favorably impacted by the inclusion of two items recognized in 2012: a charge to establish a reserve against its receivable for emission rights and the impact of an extended facility maintenance shutdown during 2012. Our equity earnings during 2012, compared to 2011, were unfavorably impacted by the above two items recognized in 2012.

On February 27, 2010, an earthquake occurred off the coast of Chile that caused significant damage to our unconsolidated affiliate's facility in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date and subsequently filed a claim with its insurance carrier for property damage and business interruption recoveries. The property damage and business interruption insurance recoveries were sufficient to cover the costs of repairing the facility and to substantially compensate our unconsolidated affiliate for the loss of profits while the facility suspended normal operating activities. Our unconsolidated affiliate collected substantially all of the remaining amounts due under its property damage and business interruption insurance claims during the third quarter of 2012. The facility achieved normal operating activities in the third quarter of 2011.

Our equity earnings from our project in Chile were $27,542, $20,287 and $30,871 in 2013, 2012 and 2011, respectively. The increase in equity earnings in 2013, compared to the same period in 2012, was primarily driven by two items: a $3,200 increase in our share of the project's 2012 earnings recognized as a result of a revised earnings allocation for 2012 that was approved in connection with the approval by the project's governing board of the 2012 earnings distribution in the second quarter of 2013, and a

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

5.     Investments (continued)

$3,000 increase from the reversal of an insurance-related contingency during the second quarter of 2013.

The decrease in equity earnings in 2012, compared to 2011, was primarily driven by the impact of lower marginal rates for electrical power generation and the impact of a higher statutory tax rate in Chile, partially offset by an increase in the project's volume of electricity produced in 2012.

Equity earnings in 2011 included our equity interest in the after tax estimated recovery under our project in Chile's business interruption insurance policy which covered the period from the date of the earthquake through the period when the facility resumed normal operating activities.

We have guaranteed certain performance obligations of our project in Chile. We have a contingent obligation, which is measured annually based on the operating results of our project in Chile for the preceding year and is shared equally with our minority interest partner. We did not have a current payment obligation under this guarantee as of December 31, 2013.

In addition, we have provided a $10,000 debt service reserve letter of credit to cover debt service payments in the event that our project in Chile does not generate sufficient cash flows to make such payments. We are required to maintain the debt service reserve letter of credit during the term of our project in Chile's debt, which matures in 2014. As of December 31, 2013, no amounts have been drawn under this letter of credit and we do not anticipate any amounts being drawn under this letter of credit.

We also have a wholly-owned subsidiary that provides operations and maintenance services to our project in Chile. We record the fees for operations and maintenance services in operating revenues on our consolidated statement of operations and the corresponding receivable in trade accounts and notes receivable on our consolidated balance sheet.

Our consolidated financial statements include the following balances related to our project in Chile:

	2013	2012	2011
Fees for operations and maintenance services (included in operating revenues)	$11,198	$10,514	$10,655

	December 31, 2013	December 31, 2012
Receivable from our unconsolidated affiliate in Chile (included in trade receivables)	$7,866	$16,933

We also have guaranteed the performance obligations of our wholly-owned subsidiary under the operations and maintenance agreement governing our project in Chile. The guarantee is limited to $20,000 over the life of the operations and maintenance agreement, which extends through 2016. No amounts have ever been paid under the guarantee.

During the third quarter of 2013, we acquired a 49% interest in a joint venture company that is fully licensed to engineer, procure and construct process facilities in China. We paid cash consideration of approximately CNY 72,000 (approximately $11,600 based on the exchange rate in effect on the closing date). This investment is included in investments in and advances to unconsolidated affiliates on our consolidated balance sheet.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

5.     Investments (continued)

Other Investments

We are the majority equity partner and general partner of a gas-fired cogeneration project in Martinez, California, which we have determined to be a VIE as of December 31, 2013 and 2012. We are the primary beneficiary of the VIE, since we have the power to direct the activities that most significantly impact the VIE's performance. These activities include the operations and maintenance of the facilities. Accordingly, as the primary beneficiary of the VIE, we have consolidated this entity. The aggregate net assets of this entity are presented below.

	December 31, 2013	December 31, 2012
Balance Sheet Data (excluding intercompany balances):
Current assets	$5,897	$15,610
Other assets (primarily buildings and equipment)	36,118	39,194
Current liabilities	3,024	4,825
Other liabilities	4,819	5,452

Net assets	$34,172	$44,527

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

6.     Goodwill and Other Intangible Assets

We have tracked accumulated goodwill impairments since the beginning of fiscal year 2002, our date of adoption of the accounting guidelines related to the assessment of goodwill for impairment. There were no accumulated goodwill impairment losses as of that date.

The following table provides the rollforward of our goodwill balances:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Global E&C Group:
Balance at beginning of year	$59,430	$(42)	$59,388	$40,286	$(42)	$40,244
Goodwill acquired during the year	35,205	—	35,205	19,235	—	19,235
Foreign currency translation adjustment	(2,017)	—	(2,017)	(91)	—	(91)

Balance at end of year	$92,618	$(42)	$92,576	$59,430	$(42)	$59,388

Global Power Group:
Balance at beginning of year	$153,531	$(79,401)	$74,130	$151,277	$(79,401)	$71,876
Goodwill acquired during the year	—	—	—	—	—	—
Foreign currency translation adjustment	3,095	—	3,095	2,254	—	2,254

Balance at end of year	$156,626	$(79,401)	$77,225	$153,531	$(79,401)	$74,130

Total:
Balance at beginning of year	$212,961	$(79,443)	$133,518	$191,563	$(79,443)	$112,120
Goodwill acquired during the year	35,205	—	35,205	19,235	—	19,235
Foreign currency translation adjustment	1,078	—	1,078	2,163	—	2,163

Balance at end of year	$249,244	$(79,443)	$169,801	$212,961	$(79,443)	$133,518

In December 2013, our Global E&C Group's goodwill balance included increases related to our acquisitions located in the U.S. and Mexico of $10,571 and $18,143, respectively, which were included in the North America geographic region in the table below, and the U.K. of $4,465, portions of which were included in both the Europe and Middle East geographic regions in the table below. Our Global E&C Group's goodwill balance also includes an increase during 2013 related to a customary working capital adjustment of $2,026 for our 2012 acquisition, which is included in the North America geographic region in the table below. The remaining changes in each of the regions were the result of the impact of foreign currency translation adjustments. In December 2012, we acquired a multi-discipline full service engineering, procurement, and construction management company located in North America, which is included within our Global E&C Group business segment. Please refer to Note 2 for further information regarding these acquisitions.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

6.     Goodwill and Other Intangible Assets (continued)

The following table provides our net carrying amount of goodwill by geographic region in which our reporting units are located:

	Global E&C Group		Global Power Group
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Goodwill Net Carrying Amount:
North America	$84,447	$55,962	$4,266	$4,266
Asia	761	858	—	—
Europe	6,787	2,568	72,959	69,864
Middle East	581	—	—	—

Total	$92,576	$59,388	$77,225	$74,130

The following table sets forth amounts relating to our identifiable intangible assets:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$41,526	$(34,477)	$7,049	$41,103	$(32,273)	$8,830
Trademarks	66,320	(34,113)	32,207	64,582	(31,483)	33,099
Customer relationships, pipeline and backlog	95,199	(25,911)	69,288	72,050	(14,531)	57,519
Technology	6,887	(1,968)	4,919	6,594	(942)	5,652

Total	$209,932	$(96,469)	$113,463	$184,329	$(79,229)	$105,100

As of December 31, 2013, the net carrying amounts of our identifiable intangible assets were $45,635 for our Global Power Group and $67,828 for our Global E&C Group. Amortization expense related to identifiable intangible assets is recorded within cost of operating revenues on the consolidated statement of operations. Amortization expense related to assets other than identifiable intangible assets was not material in 2013, 2012 and 2011. The following table details amortization expense related to identifiable intangible assets by period:

	2013	2012	2011
Amortization expense	$16,531	$11,440	$6,574
Approximate full year amortization expense for years:
2014			$16,800
2015			12,400
2016			9,800
2017			9,400
2018			9,200

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

7.     Borrowings

The following table shows the components of our long-term debt:

	December 31, 2013			December 31, 2012
	Current	Long-term	Total	Current	Long-term	Total
Capital Lease Obligations	$3,040	$51,359	$54,399	$2,545	$53,780	$56,325
Special-Purpose Limited Recourse Project Debt:
FW Power S.r.l.	7,433	55,722	63,155	9,215	61,575	70,790
Energia Holdings, LLC at 11.443% interest, due April 15, 2015	2,040	5,355	7,395	1,912	7,396	9,308
Subordinated Robbins Facility Exit Funding Obligations:
1999C Bonds at 7.25% interest, due October 15, 2024	—	1,283	1,283	—	1,283	1,283

Total	$12,513	$113,719	$126,232	$13,672	$124,034	$137,706

Estimated fair value			$139,912			$155,718

Interest Costs—Interest costs incurred in 2013, 2012, and 2011 were $11,297, $10,894, and $12,859, respectively.

Capital Lease Obligations—We have entered into a series of capital lease obligations, primarily for office buildings. Assets under capital lease obligations are summarized as follows:

	December 31, 2013	December 31, 2012
Buildings and improvements	$38,696	$37,944
Furniture, fixtures and equipment	2,114	2,344

Capital lease assets, gross	40,810	40,288
Less: Accumulated depreciation	(19,698)	(18,062)

Net assets under capital lease obligations	$21,112	$22,226

The following are the minimum lease payments to be made in each of the years indicated for our capital lease obligations as of December 31, 2013:

Years:
2014	$8,265
2015	8,289
2016	8,286
2017	8,634
2018	8,993
Thereafter	43,566

Total minimum lease payments under capital lease obligations	$86,033

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

7.     Borrowings (continued)

Special-Purpose Limited Recourse Project Debt—Special-purpose limited recourse project debt represents debt incurred to finance the construction of a cogeneration facility and wind farm projects in which we are the owner or majority-owner. Certain assets of each project collateralize the notes and/or bonds. Our obligations with respect to this debt are limited to contributing project equity during the construction phase of the projects and the guarantee of the operating performance of our project in Chile, described in Note 5.

FW Power S.r.l., which is the owner of certain electric power generating wind farms in Italy, has project financing for two wind farm projects under base facilities. The base facilities bear interest at variable rates based upon 6-month Euribor plus a spread varying from 0.9% to 1.0% throughout the life of the debt and are repayable semi-annually based upon a pre-defined payment schedule through December 31, 2022.

The debt is collateralized by certain revenues and assets of FW Power S.r.l. Our total borrowing capacity under the FW Power S.r.l. credit facilities is €75,300 (approximately $103,700 at the exchange rate as of December 31, 2013).

We have executed interest rate swap contracts that effectively convert approximately 90% of the base facilities to a weighted-average fixed interest rate of 4.48%. The swap contracts are in place through the life of the facilities. See Note 10, "Derivative Financial Instruments—Interest Rate Risk," for our accounting policy related to these interest rate swap contracts. The interest rate on the portion of the base facilities not subject to the interest rate swap contracts was 0.331% as of December 31, 2013.

The Energia Holdings, LLC notes are collateralized by certain revenues and assets of a special-purpose subsidiary, which has an indirect ownership interest in our project in Chile, described in Note 5.

Subordinated Robbins Facility Exit Funding Obligations ("Robbins bonds")—In connection with the restructuring of debt incurred to finance construction of a waste-to-energy facility in the Village of Robbins, Illinois in the U.S., we assumed certain subordinated obligations. The 1999C Bonds due October 15, 2024 (the "1999C bonds") are the only Robbins bonds outstanding as of December 31, 2013, as the remaining subordinated obligations were paid off in full at their scheduled maturity dates. The 1999C bonds are subject to mandatory sinking fund reduction prior to maturity at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date. On October 3, 2008, we acquired a portion of our 1999C bonds, plus accrued and unpaid interest to date.

Aggregate Maturities—Aggregate principal repayments and sinking fund requirements of long-term debt, excluding payments on capital lease obligations, over the next five years are as follows:

Aggregate maturities by year:
2014	$9,473
2015	13,363
2016	8,249
2017	8,694
2018	6,275
Thereafter	25,779

Total long-term debt payments, excluding capital lease obligations	$71,833

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

7.     Borrowings (continued)

Senior Credit Agreements—On August 3, 2012, we entered into a new five-year senior unsecured credit agreement, which replaced our amended and restated senior unsecured credit agreement from July 2010. Our new senior credit agreement provides for an unsecured revolving line of credit of $750,000 and contains an increase option permitting us, subject to certain requirements, to arrange with existing lenders and/or new lenders to provide up to an aggregate of $300,000 in additional commitments. During the term of this senior credit agreement, we may request, subject to certain requirements, up to two one-year extensions of the contractual termination date.

We can issue up to $750,000 under the letter of credit portion of the facility. Letters of credit issued under our new senior credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in our corporate credit ratings, as defined in the senior credit agreement. Based on our current credit ratings, letter of credit fees for performance and non-performance letters of credit issued under our new senior credit agreement are 0.75% and 1.50% per annum of the outstanding amount, respectively, excluding a nominal fronting fee. We also have the option to use up to $250,000 of the $750,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the senior credit agreement, plus 1.50%, subject also to the performance pricing noted above.

Fees and expenses incurred in conjunction with the execution of our new senior credit agreement were approximately $4,000 and, along with a portion of the remaining unamortized fees from our July 2010 agreement, are being amortized to expense over the five-year term of the agreement, which commenced in the third quarter of 2012. We also recorded an $800 charge in 2012 to write-off a portion of the unamortized fees and expenses paid in conjunction with our July 2010 agreement.

Our new senior credit agreement contains various customary restrictive covenants. In addition, our new senior credit agreement contains financial covenants relating to leverage and interest coverage ratios. Our total leverage ratio compares total indebtedness to EBITDA, as defined in the credit agreement, and our total interest coverage ratio compares EBITDA, as defined in the credit agreement, to interest expense. Both the leverage and interest coverage ratios are measured quarterly. In addition, the leverage ratio is measured as of any date of determination for certain significant events. All such terms are defined in our new senior credit agreement. We have been in compliance with all financial covenants and other provisions of both our August 2012 and our July 2010 senior credit agreements, while the respective agreements were in effect during the year ended December 31, 2013 or 2012.

We had approximately $253,900 and $250,600 of letters of credit outstanding under our senior credit agreement in effect as of December 31, 2013 and 2012, respectively. The letter of credit fees under our senior credit agreement in effect as of December 31, 2013 and 2012 ranged from 0.75% to 1.50% of the outstanding amount, excluding fronting fees. There were no funded borrowings outstanding under our senior credit agreement in effect as of December 31, 2013 or 2012.

8.     Pensions and Other Postretirement Benefits

We have defined benefit pension plans in the United States, or U.S., the United Kingdom, or U.K., Canada, Finland, France, India and South Africa, and we have other postretirement benefit plans, which we refer to as OPEB plans, for health care and life insurance benefits in the U.S. and Canada.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

We also have defined contribution retirement plans in the U.S. and the U.K. Finally, we have certain other benefit plans including government mandated postretirement programs.

We recognize the funded status of each of our defined benefit pension and OPEB plans on our consolidated balance sheet. We recognize any gains or losses, which are not recognized as a component of annual service cost, as a component of other comprehensive income, net of tax. We record net actuarial losses, prior service cost/(credits) and net transition obligations/(assets) within accumulated other comprehensive loss on the consolidated balance sheet.

Defined Benefit Pension Plans—Our defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The U.K. pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Effective March 31, 2010, we closed the U.K. pension plan for future defined benefit accrual. On that date, all active members became deferred, but they maintained a salary link to retail prices index, or RPI, for inflation in the calculation of members' benefits. For inactive members, the U.K. governmental standard, which was RPI at the time of the plan closure, would continue to be utilized to determine the inflation index in the calculation of inactive members' benefits.

As a result of a change in the U.K. governmental standard for pension plan inflationary increases, during 2011 our U.K. pension plan adopted the use of the U.K. consumer prices index, or CPI, as a basis for inflationary increases in the calculation of pension benefits for all members, with the exception active members which still maintained a salary link to RPI. The U.K. RPI was the former U.K. governmental standard that was used by our U.K. pension plan. We accounted for this change as a plan amendment as of May 31, 2011 and based on the remeasurement of the obligation at that time, we recognized a decrease in the pension plan liability on our consolidated balance sheet and a corresponding pre-tax prior service credit in comprehensive income during 2011 of approximately £29,600 (approximately $48,100 at the exchange rate in effect at the time of the change).

On November 29, 2013, our U.K. pension plan announced that the salary limiter would, in the future, be linked to CPI for inflation, therefore resulting in active members' salaries being linked to CPI for inflation in the calculation of active members' benefits. We have accounted for the change from RPI to CPI for inflation on active members' benefits as a plan amendment and based on the remeasurement of the obligation at that time, we recognized a decrease in the pension plan liability on our consolidated balance sheet and a corresponding pre-tax prior service credit in comprehensive income of £10,900 (approximately $17,400 at the exchange rate in effect at the time of the change).

Other Postretirement Benefit Plans—Certain employees in the U.S. and Canada may become eligible for health care and life insurance benefits if they qualify for and commence normal or early retirement pension benefits as defined in the U.S. and Canada pension plans while working for us.

Additionally, one of our subsidiaries in the U.S. also has a benefit plan, referred to as the Survivor Income Plan ("SIP"), which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988. Total liabilities under the SIP, which

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

were $16,213 and $18,273 as of December 31, 2013 and 2012, respectively, are reflected in the other postretirement benefit obligation and funded status information below. The assets held to fund the benefits provided by the SIP, which reflect the cash surrender value of insurance policies purchased to cover obligations under the SIP, totaled $5,781 and $6,033 as of December 31, 2013 and 2012, respectively. The assets are recorded in other assets on the consolidated balance sheet and are not reflected in the OPEB funded status information below.

Components of net periodic benefit cost/(credit) and changes recognized in other comprehensive income include:

	Defined Benefit Pension Plans			OPEB Plans
	2013	2012	2011	2013	2012	2011
Net periodic benefit cost/(credit)
Service cost	$1,148	$1,025	$1,438	$55	$71	$93
Interest cost	51,234	52,819	59,570	2,354	2,641	3,223
Expected return on plan assets	(64,899)	(64,325)	(70,213)	—	—	—
Amortization of net actuarial loss	18,041	16,882	13,486	880	426	140
Amortization of prior service credit	(1,609)	(1,561)	(915)	(3,497)	(3,514)	(3,565)
Amortization of transition obligation	56	52	46	—	—	—
Settlement charges	—	89	—	—	—	—

Net periodic benefit cost/(credit)	$3,971	$4,981	$3,412	$(208)	$(376)	$(109)

Changes recognized in other comprehensive income:
Net actuarial (gain)/loss	$(17,248)	$62,512	$90,715	$(11,090)	$3,965	$2,930
Prior service (credit)/cost(1)(2)	(17,428)	25	(48,056)	—	—	—
Amortization of net actuarial loss	(18,041)	(16,882)	(13,486)	(880)	(426)	(140)
Amortization of prior service credit	1,609	1,561	915	3,497	3,514	3,565
Amortization of transition obligation	(56)	(52)	(46)	—	—	—

Total recognized in other comprehensive income—before tax(3)	$(51,164)	$47,164	$30,042	$(8,473)	$7,053	$6,355

(1)
During 2013, our U.K. pension plan adopted the use of the U.K. consumer prices index as a basis for future inflationary increases in the calculation of pension benefits for active members, which was accounted for as a plan amendment.

(2)
During 2011, our U.K. pension plan adopted the use of the U.K. consumer prices index as a basis for future inflationary increases in the calculation of pension benefits for inactive members, which was accounted for as a plan amendment.

(3)
Please refer to Note 12 for the related tax effect recognized in other comprehensive income.

The components of net periodic benefit cost/(credit) are recognized within cost of operating revenues and selling, general and administrative expenses on our consolidated statement of operations. Please refer to Note 1 for further discussion on the timing of when items in cost of operating revenues are recognized on our consolidated statement of operations under our accounting policy for revenue recognition on long-term contracts, which utilizes the percentage-of-completion method.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

The following is a summary of our net periodic benefit cost/(credit) by defined benefit pension plan:

	2013	2012	2011
Net periodic benefit cost/(credit) by plan:
United States	$1,987	$2,594	$2,403
United Kingdom	129	478	(885)
Other	1,855	1,909	1,894

Net periodic benefit cost/(credit)	$3,971	$4,981	$3,412

Estimated amortization expense/(benefit) to be recognized in net periodic benefit cost over the next year includes:

	Pension Plans	OPEB Plans
Net actuarial loss/(gain)	$16,900	$(100)
Prior service credit	$(2,300)	$(3,500)
Transition obligation	$100	$—

The following table summarizes the weighted-average assumptions used to estimate our net periodic benefit cost/(credit) and projected benefit obligation by year:

	Defined Benefit Pension Plans
										Other Postretirement Benefit Plans
	United States			United Kingdom			Other
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net periodic benefit cost/(credit):
Discount rate	3.52%	4.03%	5.11%	4.50%	4.80%	5.40%	5.02%	5.38%	5.40%	2.46%	3.44%	3.31%
Long-term rate of return	7.13%	7.45%	7.74%	5.30%	5.30%	6.40%	6.98%	7.02%	6.96%	N/A	N/A	N/A
Salary growth*	N/A	N/A	N/A	N/A	N/A	N/A	3.19%	2.26%	3.59%	N/A	N/A	N/A
Projected benefit obligations:
Discount rate	4.41%	3.52%	4.03%	4.45%	4.50%	4.80%	5.51%	4.47%	5.18%	4.16%	3.28%	3.85%
Salary growth*	N/A	N/A	N/A	N/A	N/A	N/A	2.55%	2.21%	4.21%	N/A	N/A	N/A

*
Salary growth is not applicable for frozen pension plans as future salary levels do not affect benefits payable.

N/A—Not
applicable.

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the pension plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. We annually review and adjust, as required, the long-term rate of return for our pension plans. The weighted-average expected long-term rate of return on plan assets has ranged from 5.8% to 6.8% over the past three years.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

Assumed healthcare cost trend rates for the OPEB plans were:

	Pre- Medicare Eligible	Medicare Eligible
Healthcare cost trend rate used for next year:
2012	7.80%	8.60%
2013	6.40%	11.20%
Rate to which the healthcare cost trend rate will ultimately decline	5.70%	5.90%
Year that the cost trend rate will reach its ultimate rate	2015	2029

Assumed healthcare cost trend rates have a significant effect on the costs and obligations reported for the other postretirement benefit plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point
	Increase	Decrease
Effect on total of service and interest cost components	$100	$(100)
Effect on accumulated postretirement benefit obligation	$1,500	$(1,300)

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

Projected benefit obligations and funded status for the years ended December 31, 2013 and 2012:

	Pension Plans		OPEB Plans
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$1,291,737	$1,177,078	$72,956	$72,173
Service cost	1,148	1,025	55	71
Interest cost	51,234	52,819	2,354	2,641
Plan participants' contributions	160	121	1,582	1,662
Plan amendments	(16,903)	25	—	—
Actuarial gain/(loss)	8,102	91,836	(11,093)	3,965
Benefits paid	(66,199)	(64,565)	(6,601)	(7,573)
Other	—	(160)	—	—
Foreign currency exchange rate changes	16,253	33,556	(40)	16

Projected benefit obligations at end of year	$1,285,532	$1,291,735	$59,213	$72,955

Change in plan assets:
Fair value of plan assets at beginning of year	$1,216,634	$1,130,652	$—	$—
Actual return on plan assets	91,014	94,431	—	—
Employer contributions	21,372	21,670	5,019	5,911
Plan participants' contributions	160	121	1,582	1,662
Benefits paid	(66,199)	(64,565)	(6,601)	(7,573)
Other	—	(160)	—	—
Foreign currency exchange rate changes	17,537	34,483	—	—

Fair value of plan assets at end of year	1,280,518	1,216,632	—	—

Funded status at end of year	$(5,014)	$(75,103)	$(59,213)	$(72,955)

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

	Pension Plans		OPEB Plans
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Funded status by plan:
United States	$(26,424)	$(77,641)	$(58,718)	$(72,251)
United Kingdom	33,786	15,513	—	—
Other	(12,376)	(12,975)	(495)	(704)

Funded status at end of year	$(5,014)	$(75,103)	$(59,213)	$(72,955)

Funded status recognized on the consolidated balance sheet:
Other non-current assets	$33,786	$15,973	$—	$—
Current liabilities	(1,499)	(1,008)	(4,955)	(5,071)
Non-current liabilities	(37,301)	(90,068)	(54,258)	(67,884)

Funded status at end of year	$(5,014)	$(75,103)	$(59,213)	$(72,955)

Amounts recognized in accumulated other comprehensive loss:
Net actuarial gain/(loss)	$(593,292)	$(628,583)	$201	$(11,768)
Prior service credit	61,057	45,239	18,084	21,580
Net transition asset	313	257	—	—

Total before tax and allocation to noncontrolling interests	$(531,922)	$(583,087)	$18,285	$9,812

Accumulated benefit obligation at end of year	$1,236,923	$1,190,637

Defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2013*	December 31, 2012*
Projected benefit obligation	$407,558	$454,633
Accumulated benefit obligation	401,748	449,454
Fair value of plan assets	368,998	363,557

*
Balances for the years ended December 31, 2013 and 2012 do not include information for plans in the United Kingdom and South Africa since the plan assets of those plans exceeded the accumulated benefit obligation.

Contributions:

Based on the minimum statutory funding requirements for 2014, our mandatory contributions to our U.S. pension plans will be insignificant. Based on the minimum statutory funding requirements for 2014, we expect to contribute total mandatory contributions of approximately $22,900 to our non-U.S. pension plans and approximately $5,100 to our other postretirement benefit plans.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

Estimated future benefit payments:

We expect to make the following benefit payments:

	2014	2015	2016	2017	2018	2019-2023
Pension plans	$69,700	$69,800	$69,700	$71,200	$71,700	$364,500
OPEB plans	5,100	5,000	4,900	4,700	4,500	20,600

Plan Assets:

Each of our defined benefit pension plans in the U.S., U.K., Canada, India and South Africa is governed by a written investment policy. The pension plans in Finland and France have no plan assets.

The investment policy of each of our pension plans allocates assets in accordance with policy guidelines. These guidelines identify target and/or maximum and minimum allocations by asset class. Our guidelines vary by pension plan for each asset class, but generally range between 30% and 40% for equities, 50% and 60% for fixed income, 0% and 10% for alternative investments, such as hedge funds, and 0% and 10% for cash, with the exception of plan contributions temporarily awaiting longer-term investment. Some of the guidelines expressly endorse +/- ranges, which ranges are generally 10% or less.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of uncertainty related to certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the fair value of our defined benefit plan assets, which in turn, would result in a change to our net pension benefit liability on our consolidated balance sheet. Accordingly, the valuation of investments at each year end may not be indicative of future valuations or the amounts that could be realized upon future liquidation. We develop investment policies for each of our pension plans which take these risks into account and we continually review the investment policies to ensure that the investment strategy is aligned with pension plan liabilities and projected pension plan benefit payments. Based on our current holdings, we believe that our individual pension plans are not exposed to a significant concentration of risk in any particular sector or asset class.

Our pension plan assets are valued under the established framework for measuring fair value in accordance with U.S. generally accepted accounting principles. See Note 1 for further information regarding the measurement of fair value under U.S. generally accepted accounting principles and our accounting policy. Our pension plan assets measured within the fair value framework primarily consist of investments in U.S. treasury securities, commingled funds and private investment fund assets. Quoted prices in active markets are used to value investments when available. Investments are valued at their closing price or, when not available, the last reported bid price. In accordance with current accounting guidance, our valuations include the use of the funds' reported net asset values for our commingled fund investments and our private investment funds. Commingled funds are valued at the net asset value for their underlying securities. We further corroborate the above valuations with observable market data using level 1 and 2 inputs within the fair value framework. The fair value of our private investment fund assets are based on the net asset value of their investments in other funds, including hedge funds, as communicated by the asset manager. The net asset values of the underlying

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

funds, in turn, are valued based on the net asset values of their investments in equity securities, commingled funds, investments in debt and equity securities and limited partnerships and similar pooled investment vehicles. Our investments in private investment fund assets are valued using level 2 and 3 unobservable market data inputs. Additionally, private investment fund assets that are in "lock-up" periods, typically upon initial investment, which exceeded 90 days, are classified as level 3 unobservable market data inputs. These assets can be transferred to level 2 inputs at the expiration of the "lock-up" period, so long as the asset can be liquidated at net asset value at the end of a notice period of less than 90 days.

The fair values of our defined benefit pension plan assets as of December 31, 2013 and 2012 by asset category are as follows:

	Fair Value Measurements as of
	December 31, 2013				December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
U.S. Treasury Securities(1)	$60,482	$—	$—	$60,482	$—	$—	$—	$—
Commingled Funds:
Equity(2)	—	473,139	7,404	480,543	—	513,669	7,037	520,706
Corporate fixed income(3)	16,534	202,204	280	219,018	—	276,942	—	276,942
Government fixed income(4)	—	317,046	220	317,266	—	329,016	268	329,284
Mortgage Backed Securities	—	18,720	—	18,720	—	—	—	—
Money market(5)	—	3,051	—	3,051	—	3,911	—	3,911
Cash equivalents	—	40,227	—	40,227	—	42,799	—	42,799
Private investment funds(6)	—	127,289	7,153	134,442	—	—	37,997	37,997
Other(7)	64	2,671	1,332	4,067	—	—	—	—

Subtotal	$77,080	$1,184,347	$16,389	$1,277,816	$—	$1,166,337	$45,302	$1,211,639

Cash and cash equivalents				2,704				4,993

Total plan assets				$1,280,520				$1,216,632

(1)
Publicly traded U.S. government treasury notes and bonds.

(2)
Primarily equity securities with a focus on long-term returns.

(3)
Primarily corporate fixed income securities with a focus on intermediate-term and long-term maturities.

(4)
Primarily government fixed-income securities with a focus on current income and capital preservation with varying maturities.

(5)
Primarily short-term maturities of two years or less from various issuers with a focus on preservation of capital.

(6)
Private investment funds which primarily invest in funds, including hedge funds, which, in turn, invest in equity securities, commingled funds, investments in debt and equity securities and limited partnerships and similar pooled investment vehicles.

(7)
Investments in publicly traded futures contracts, corporate floating rate loan funds and credit default swaps.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

8.     Pensions and Other Postretirement Benefits (continued)

Level 3 Gains and Losses:

The table below provides a summary of the changes in the fair value of our level 3 plan assets during 2013, 2012 and 2011:

	2013	2012	2011
Balance at beginning of year	$45,302	$41,667	$—
Purchases	1,980	260	43,429
Unrealized gains/(losses)	(638)	3,375	(1,762)
Transfers out of Level 3 to Level 2	(30,255)	—	—

Balance at end of year	$16,389	$45,302	$41,667

During 2013, we transferred the value of an investment in one of our private investment funds, valued at net asset value, from level 3 to level 2 as the "lock-up" period of the fund had expired and we had the ability to liquidate the asset at net asset value at the end of a notice period of less than 90 days.

Defined Contribution Plans—Our U.S. subsidiaries have a 401(k) plan for salaried employees. We match 100% of the employee contributions on the first 6% of eligible base pay, subject to the annual limit on eligible earnings under the Internal Revenue Code. In total, our U.S. subsidiaries contributed approximately $10,000, $10,900, and $9,400 to the 401(k) plan in 2013, 2012, and 2011, respectively. Our U.S. subsidiaries also have a Roth 401(k) plan for salaried employees.

Our U.K. subsidiaries offer a defined contribution plan for salaried employees. Under the defined contribution plan, amounts are credited as a percentage of earnings which percentage can be increased within prescribed limits after five years of membership in the fund if matched by the employee. At termination (up to two years' service only), an employee may receive the balance in the account. Otherwise, at termination or at retirement, an employee receives an annuity or a combination of lump-sum and annuity. Our U.K. subsidiaries contributed approximately $10,000, $9,700, and $10,500 in 2013, 2012, and 2011, respectively, to the defined contribution plan.

Other Benefits—Certain of our non-U.S. subsidiaries participate in government-mandated indemnity and postretirement programs for their employees. Liabilities of $19,662 and $19,393 were recorded within pension, postretirement and other employee benefits on the consolidated balance sheet at December 31, 2013 and 2012, respectively, related to such benefits.

9.     Guarantees and Warranties

We have agreed to indemnify certain third parties relating to businesses and/or assets that we previously owned and sold to such third parties. Such indemnifications relate primarily to breach of covenants, breach of representations and warranties, as well as potential exposure for retained liabilities, environmental matters and third party claims for activities conducted by us prior to the sale of such businesses and/or assets. It is not possible to predict the maximum potential amount of future payments under these or similar indemnifications due to the conditional nature of the obligations and the unique facts and circumstances involved in each particular indemnification; however many of our indemnification obligations, including for environmental matters, are capped. Historically, our payments

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

9.     Guarantees and Warranties (continued)

under these indemnification obligations have not had a significant effect on our business, financial condition, results of operations or cash flows. We believe that if we were to incur a loss related to any of these matters, such loss would not have a significant effect on our business, financial condition, results of operations or cash flows.

We maintain liabilities for environmental matters for properties owned and for properties covered under the indemnification obligations described above for businesses and/or assets that we previously owned and sold to third parties. As of December 31, 2013 and 2012, the carrying amounts of our environmental liabilities were $6,800 and $8,500, respectively.

We also maintain contingencies for warranty expenses on certain of our long-term contracts. Generally, warranty contingencies are accrued over the life of the contract so that a sufficient balance is maintained to cover our aggregate exposure at the conclusion of the project.

Warranty Liability:	2013	2012	2011
Balance at beginning of year	$90,100	$93,000	$100,300
Accruals	22,900	29,100	31,000
Settlements	(11,200)	(13,000)	(19,600)
Adjustments to provisions*	(28,800)	(21,500)	(17,800)
Foreign currency translation	500	2,500	(900)

Balance at end of year	$73,500	$90,100	$93,000

*
Adjustments to the provisions represent reversals of warranty provisions that are no longer required.

We are contingently liable under standby letters of credit, bank guarantees and surety bonds, totaling $960,500 and $1,015,900 as of December 31, 2013 and 2012, respectively, primarily for guarantees of our performance on projects currently in execution or under warranty. These amounts include the standby letters of credit issued under our senior unsecured credit agreement discussed in Note 7 and under other facilities worldwide. No material claims have been made against these guarantees, and based on our experience and current expectations, we do not anticipate any material claims.

We have also guaranteed certain performance obligations in a refinery/electric power generation project located in Chile in which we hold a noncontrolling interest. See Note 5 for further information.

10.   Derivative Financial Instruments

We are exposed to certain risks relating to our ongoing business operations. The risks managed by using derivative financial instruments relate primarily to foreign currency exchange rate risk and, to a significantly lesser extent, interest rate risk. Derivative financial instruments held by our consolidated entities are recognized as assets or liabilities at fair value on our consolidated balance sheet. Our proportionate share of the fair value of derivative financial instruments held by our equity method investees is included in investments in and advances to unconsolidated affiliates on our consolidated balance sheet.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

10.   Derivative Financial Instruments (continued)

The fair values of derivative financial instruments held by our consolidated entities were as follows:

	Fair Values of Derivative Financial Instruments
		Asset Derivatives			Liability Derivatives
	Balance Sheet Location	December 31, 2013	December 31, 2012	Balance Sheet Location	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments
Interest rate swap contracts	Other assets	$—	$—	Other long-term liabilities	$7,866	$10,490
Derivatives not designated as hedging instruments
Foreign currency forward contracts	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	7,157	6,040	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	2,018	4,895
Foreign currency forward contracts	Other accounts receivable	204	1,357	Accounts payable	387	29

Total derivatives		$7,361	$7,397		$10,271	$15,414

Foreign Currency Exchange Rate Risk

We operate on a worldwide basis with operations that subject us to foreign currency exchange rate risk mainly relative to the British pound, Chinese yuan, Euro and U.S. dollar as of December 31, 2013. Under our risk management policies, we do not hedge translation risk exposure. All activities of our affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, our affiliates enter into transactions in currencies other than their respective functional currencies. We seek to minimize the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract. We further mitigate the risk through the use of foreign currency forward contracts to hedge the exposed item, such as anticipated purchases or revenues, back to their functional currency.

The notional amount of our foreign currency forward contracts provides one measure of our transaction volume outstanding as of the balance sheet date. As of December 31, 2013, we had a total gross notional amount, measured in U.S. dollar equivalent, of approximately $399,800 related to foreign currency forward contracts. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from 2014 through 2016.

We are exposed to credit loss in the event of non-performance by the counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognized credit rating agencies).

Increases in the fair value of the currencies sold forward result in losses while increases in the fair value of the currencies bought forward result in gains. For foreign currency forward contracts used to

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

10.   Derivative Financial Instruments (continued)

mitigate currency risk on our projects, the gain or loss from the portion of the mark-to-market adjustment related to the completed portion of the underlying project is included in cost of operating revenues at the same time as the underlying foreign currency exposure occurs. The gain or loss from the remaining portion of the mark-to-market adjustment, specifically the portion relating to the uncompleted portion of the underlying project is reflected directly in cost of operating revenues in the period in which the mark-to-market adjustment occurs. We also utilize foreign currency forward contracts to mitigate non-project related currency risks, which are recorded in other deductions, net.

The gain or loss from the remaining uncompleted portion of our projects and other non-project related transactions were as follows:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
	Location of Gain/(Loss) Recognized in Income on Derivative
Derivatives Not Designated as Hedging Instruments		2013	2012	2011
Foreign currency forward contracts	Cost of operating revenues	$(1,592)	$5,722	$(3,726)
Foreign currency forward contracts	Other deductions, net	(1,438)	1,245	(318)

Total		$(3,030)	$6,967	$(4,044)

The mark-to-market adjustments on foreign currency forward exchange contracts for these unrealized gains or losses are primarily recorded in either contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts on the consolidated balance sheet.

In 2013, 2012 and 2011, we included net cash inflows on the settlement of derivatives of $10,864, $4,073 and $315, respectively, within the "net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts," a component of cash flows from operating activities on the consolidated statement of cash flows.

Interest Rate Risk

We use interest rate swap contracts to manage interest rate risk associated with a portion of our variable rate special-purpose limited recourse project debt. The aggregate notional amount of the receive-variable/pay-fixed interest rate swaps for our consolidated entities was $56,800 as of December 31, 2013.

Upon entering into the swap contracts, we designate the interest rate swaps as cash flow hedges. We assess at inception, and on an ongoing basis, whether the interest rate swaps are highly effective in offsetting changes in the cash flows of the project debt. Consequently, we record the fair value of interest rate swap contracts in our consolidated balance sheet at each balance sheet date. Changes in the fair value of the interest rate swap contracts are recorded as a component of other comprehensive income. Amounts that are reclassified from accumulated other comprehensive loss are recognized within interest expense on the consolidated statement of operations.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

10.   Derivative Financial Instruments (continued)

The impact from interest rate swap contracts in cash flow hedging relationships for our consolidated entities was as follows:

	2013	2012	2011
Unrealized gain/(loss) in other comprehensive income	$456	$(3,670)	$(4,371)
Loss reclassified from accumulated other comprehensive loss to interest expense	2,524	2,091	2,230

The above balances for our consolidated entities and our proportionate share of the impact from interest rate swap contracts in cash flow hedging relationships held by our equity method investees are included on our consolidated statement of comprehensive income net of tax. See Note 12 for the related tax benefits on cash flow hedges that are recognized in other comprehensive income for the years ended December 31, 2013, 2012 and 2011.

11.   Share-Based Compensation Plans

Our share-based compensation plans include both stock options and restricted awards. The following table summarizes our share-based compensation expense and related income tax benefit:

	2013	2012	2011
Share-based compensation	$18,853	$21,623	$21,849
Related income tax benefit	819	527	413

We did not grant any stock options during 2013. During 2012 and 2011, we estimated the fair value of each option award on the date of grant using the Black-Scholes option valuation model. We then recognize the grant date fair value of each option as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions for the stock options granted during 2012 and 2011:

•
Expected volatility—we estimated the volatility of our share price at the date of grant using a "look-back" period which coincided with the expected term, defined below. We believe using a "look-back" period which coincides with the expected term is the most appropriate measure for determining expected volatility.

•
Expected term—we estimated the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Share-Based Payment."

•
Risk-free interest rate—we estimated the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.

•
Dividends—we used an expected dividend yield of zero because we had not declared or paid a cash dividend since July 2001, nor had we planned to at the time of grant.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

11.   Share-Based Compensation Plans (continued)

We used the following weighted-average assumptions to estimate the fair value of the options granted for the years indicated:

	2013	2012	2011
Expected volatility	—	67%	66%
Expected term	—	4.5 years	4.4 years
Risk-free interest rate	—	0.76%	1.49%
Expected dividend yield	—	0.0%	0.0%

We estimate the fair value of restricted share unit awards using the market price of our shares on the date of grant. We then recognize the fair value of each restricted share unit award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

Under our performance RSU awards, the number of restricted share units that ultimately vest depend on our share price performance against specified performance goals, which are defined in our performance RSU award agreements. We estimate the grant date fair value of each performance RSU award using a Monte Carlo valuation model. We then recognize the fair value of each performance RSU award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

As of December 31, 2013, the breakdown of our unrecognized compensation cost and related weighted-average period for the cost to be recognized were as follows:

	December 31, 2013	Weighted- Average Period for Cost to be Recognized
Unrecognized compensation cost:
Stock options	$2,761	1 year
Performance RSUs	7,390	2 years
Restricted share units	13,363	2 years

Total unrecognized compensation cost	$23,514	2 years

Omnibus Incentive Plan

On May 9, 2006, our shareholders approved the Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan allows for the granting of stock options, stock appreciation rights, restricted stock, restricted share units, performance-contingent shares, performance-contingent units, including performance RSUs, cash-based awards and other equity-based awards to our employees, non-employee

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

11.   Share-Based Compensation Plans (continued)

directors and third-party service providers. The Omnibus Plan effectively replaced our prior share-based compensation plans, and no further options or equity-based awards will be granted under any of the prior share-based compensation plans. The maximum number of shares as to which stock options and restricted stock awards may be granted under the Omnibus Plan is 9,560,000 shares, plus shares that become available for issuance pursuant to the terms of the awards previously granted under the prior compensation plans and outstanding as of May 9, 2006 and only if those awards expire, terminate or are otherwise forfeited before being exercised or settled in full (but not to exceed 10,000,000 shares). Shares awarded pursuant to the Omnibus Plan are issued out of our conditionally authorized shares.

The Omnibus Plan includes a "change in control" provision, which provides for cash redemption of equity awards issued under the Omnibus Plan in certain limited circumstances. In accordance with Securities and Exchange Commission Accounting Series Release No. 268, "Presentation in Financial Statements of Redeemable Preferred Stocks," we present the redemption amount of these equity awards as temporary equity on the consolidated balance sheet as the equity award is amortized during the vesting period. The redemption amount represents the intrinsic value of the equity award on the grant date. In accordance with current accounting guidance regarding the classification and measurement of redeemable securities, we do not adjust the redemption amount each reporting period unless and until it becomes probable that the equity awards will become redeemable (upon a change in control event). Upon vesting of the equity awards, we reclassify the intrinsic value of the equity awards, as determined on the grant date, to permanent equity.

Reconciliations of temporary equity for the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Balance at beginning of year	$8,594	$4,993	$4,935
Compensation cost during the period for those equity awards with intrinsic value on the grant date	14,911	13,288	12,540
Intrinsic value of equity awards vested during the period for those equity awards with intrinsic value on the grant date	(7,841)	(9,687)	(12,482)

Balance at end of year	$15,664	$8,594	$4,993

Our articles of association provide for conditional capital for the issuance of shares under our share-based compensation plans and other convertible or exercisable securities we may issue in the future. Conditional capital decreases upon issuance of shares in connection with the exercise of outstanding stock options or vesting of restricted awards, with an offsetting increase to our issued and authorized share capital. As of December 31, 2013, our remaining available conditional capital was 58,168,412 shares.

Prior Share-Based Compensation Plan:

Our remaining outstanding prior share-based compensation plan consists of the Stock Option Plan for Directors of Foster Wheeler, which was approved by our shareholders. No further awards will be granted under this plan. In connection with our redomestication to Switzerland, Foster Wheeler AG

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

11.   Share-Based Compensation Plans (continued)

assumed Foster Wheeler Ltd.'s obligations under Foster Wheeler Ltd.'s share-based incentive award programs and similar employee share-based awards.

Stock Option Awards

A summary of employee stock option activity for 2013, 2012 and 2011 is presented below:

	2013		2012		2011
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding at beginning of year	2,680,241	$28.26	2,381,479	$31.42	2,736,997	$32.19
Options exercised	(882,830)	21.70	(42,655)	18.38	(414,361)	26.28
Options granted	—	—	608,495	23.18	493,913	29.77
Options cancelled, forfeited or expired	(370,099)	47.83	(267,078)	46.37	(435,070)	39.32

Options outstanding at end of year	1,427,312	$27.25	2,680,241	$28.26	2,381,479	$31.42

Options available for grant at end of year	4,765,902		2,254,134		3,251,123

Weighted-average fair value of options granted*	$—		$12.24		$15.79

*
Based on grant date fair value of options.

The following table summarizes our stock options outstanding and exercisable as of December 31, 2013:

			Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price
$19.31	to	$21.30	154,076	4.9	$20.57	101,623	4.9	$20.56
23.17	to	23.25	490,361	5.2	23.25	175,691	5.1	23.25
23.48	to	26.07	194,005	1.5	25.93	187,111	1.3	26.02
28.11	to	29.24	90,856	3.2	28.96	90,856	3.2	28.96
31.96	to	31.96	260,964	1.0	31.96	260,964	1.0	31.96
33.18	to	35.20	237,050	4.2	35.12	163,471	4.2	35.12

$19.31	to	$35.20	1,427,312	3.6	$27.25	979,716	2.9	$28.34

As of December 31, 2013, the aggregate intrinsic value of outstanding options and exercisable options was $8,706 and $4,921, respectively. The exercise date intrinsic value of options exercised during 2013, 2012 and 2011 totaled $6,146, $335 and $4,250, respectively.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

11.   Share-Based Compensation Plans (continued)

Restricted Awards

Restricted awards consist of restricted share units and performance RSUs. A summary of restricted awards activity for 2013, 2012 and 2011 is presented below:

	2013		2012		2011
	Units	Weighted- Average Grant Date Fair Value	Units	Weighted- Average Grant Date Fair Value	Units	Weighted- Average Grant Date Fair Value
Restricted Share Units:
Non-vested at beginning of year	732,573	$24.21	670,347	$26.62	737,755	$27.07
Granted	632,923	21.71	463,479	22.83	482,194	25.43
Vested	(318,481)	24.62	(363,392)	26.66	(479,150)	26.05
Cancelled or forfeited	(80,325)	22.60	(37,861)	26.54	(70,452)	27.03

Non-vested at end of year	966,690	$22.58	732,573	$24.21	670,347	$26.62

Performance RSUs:*
Non-vested at beginning of year	460,291	$16.15	230,337	$16.92	—	$—
Granted	785,566	10.43	239,329	15.76	244,186	17.38
Vested	—	—	—	—	—	—
Cancelled or forfeited	(80,273)	12.86	(9,375)	25.08	(13,849)	25.08

Non-vested at end of year	1,165,584	$12.52	460,291	$16.15	230,337	$16.92

*
Represents the maximum number of shares that could be awarded based on the performance criteria specified in the award.

The vesting date fair value of restricted awards vested during 2013, 2012 and 2011 totaled $7,410, $8,381 and $11,303, respectively.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

12.   Accumulated Other Comprehensive Loss

Below are the adjustments included in other comprehensive loss related to foreign currency translation, cash flow hedges and pension and other postretirement benefits and their related tax provision/(benefit) and balances attributable to noncontrolling interests and Foster Wheeler AG:

	2013	2012	2011
Foreign currency translation	$(5,851)	$8,044	$(24,489)
Tax impact	(8)	(384)	—

Foreign currency translation, net of tax	(5,859)	7,660	(24,489)
Less: Attributable to noncontrolling interests	(571)	81	(2,795)

Attributable to Foster Wheeler AG	$(5,288)	$7,579	$(21,694)

Net loss on cash flow hedges*	$5,233	$(2,291)	$(3,164)
Tax impact	(1,666)	914	1,462

Attributable to Foster Wheeler AG	$3,567	$(1,377)	$(1,702)

Pension and other postretirement benefits	$59,637	$(54,217)	$(36,397)
Tax impact	264	10,304	(5,804)

Pension and other postretirement benefits, net of tax	59,901	(43,913)	(42,201)

Less: Attributable to noncontrolling interests	(106)	(176)	(33)

Attributable to Foster Wheeler AG	$60,007	$(43,737)	$(42,168)

Other comprehensive loss attributable to Foster Wheeler AG	$58,286	$(37,535)	$(65,564)

*
Cash flow hedges include the impact of our proportionate share from unconsolidated affiliates accounted for under the equity method of accounting.

No tax is provided on foreign currency translation adjustments in comprehensive income to the extent the related earnings are indefinitely reinvested in each subsidiary's country of domicile.

Reclassifications from accumulated other comprehensive loss related to cash flow hedges included amounts related to our consolidated entities and our proportionate share of the impact from interest rate swap contracts in cash flow hedging relationships held by our equity method investees. Amounts that are reclassified from accumulated other comprehensive loss related to cash flow hedges from our consolidated entities are recognized within interest expense on the consolidated statement of operations, whereas amounts related to our equity method investees are recognized within equity earnings in other income, net on the consolidated statement of operations. Please refer to Note 10 for further information.

Reclassifications from accumulated other comprehensive loss related to pension and other postretirement benefits are included as a component of net periodic pension cost. Please refer to Note 8 for further information.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

12.   Accumulated Other Comprehensive Loss (continued)

Below is a rollforward of accumulated other comprehensive loss adjusted for other comprehensive income/(loss) items attributable to Foster Wheeler AG (all amounts net of tax):

	Accumulated Other Comprehensive Loss
	Accumulated Foreign Currency Translation	Net Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total Accumulated Other Comprehensive Loss
Balance at December 31, 2010	$(72,614)	$(9,333)	$(382,557)	$(464,504)
Other comprehensive loss	(21,694)	(1,702)	(42,168)	(65,564)

Balance at December 31, 2011	(94,308)	(11,035)	(424,725)	(530,068)
Other comprehensive income/(loss)	7,579	(1,377)	(43,737)	(37,535)

Balance at December 31, 2012	(86,729)	(12,412)	(468,462)	(567,603)
Other comprehensive (loss)/income	(5,288)	3,567	60,007	58,286

Balance at December 31, 2013	$(92,017)	$(8,845)	$(408,455)	$(509,317)

13.   Income Taxes

Below are the components of income/(loss) from continuing operations before income taxes for 2013, 2012 and 2011 under the following tax jurisdictions:

	2013	2012	2011
U.S.	$(37,379)	$(6,360)	$(48,018)
Switzerland	6,337	16,592	7,171
All other non-U.S.	184,050	215,124	274,760

Total	$153,008	$225,356	$233,913

The provision for income taxes was as follows:

	2013	2012	2011
Current tax expense:
U.S.	$2,471	$2,840	$963
Switzerland	490	1,176	1,238
All other non-U.S.	55,957	67,920	72,629

Total current	58,918	71,936	74,830

Deferred tax expense/(benefit):
U.S.	331	—	—
Switzerland	—	—	—
All other non-U.S.	(7,083)	(9,669)	(16,316)

Total deferred	(6,752)	(9,669)	(16,316)

Total provision for income taxes	$52,166	$62,267	$58,514

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

13.   Income Taxes (continued)

Deferred tax assets/(liabilities) consist of the following:

	December 31, 2013	December 31, 2012
Deferred tax assets:
Pensions	$5,990	$31,855
Accrued costs on long-term contracts	20,205	34,284
Accrued expenses	93,320	73,679
Postretirement benefits other than pensions	18,703	23,751
Asbestos claims	70,856	59,043
Net operating loss carryforwards and other tax attributes	331,821	283,904
Asset impairments and other reserves	26	1,011
Other	4,894	8,349

Total gross deferred tax assets	545,815	515,876
Valuation allowance	(420,056)	(413,983)

Total deferred tax assets	125,759	101,893

	December 31, 2013	December 31, 2012
Deferred tax liabilities:
Property, plant and equipment	(17,852)	(14,107)
Goodwill and other intangible assets	(26,699)	(27,835)
Investments	(21,421)	(13,847)
Accrued income	(16,049)	(6,096)
Unremitted earnings of foreign subsidiaries	(5,991)	(5,719)

Total gross deferred tax liabilities	(88,012)	(67,604)

Net deferred tax assets	$37,747	$34,289

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of the various attributes. We believe that it is more likely than not that the remaining net deferred tax assets (after consideration of the valuation allowance) will be realized through future earnings and/or tax planning strategies. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed. We have reduced our U.S. and certain non-U.S. deferred tax assets by a valuation allowance based on a consideration of all available evidence, which indicates that it is more likely than not that some or all of the deferred tax assets will not be realized. During 2013, the aggregate worldwide valuation allowance increased by a net of $6,073, primarily as a result of losses in jurisdictions where a full valuation allowance was previously recorded (primarily in the U.S.), partially offset by the release of the valuation allowance in territories where, as a result of updated forecast of taxable income in the future periods, we concluded that it is now more likely than not that such deferred tax assets will be realized.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

13.   Income Taxes (continued)

The majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until 2025 and beyond, based on current tax laws.

Our subsidiaries file income tax returns in many tax jurisdictions, including the U.S., several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to U.S. (including federal, state and local) or non-U.S. income tax examinations by tax authorities for years before 2009.

During the fourth quarter of 2013, we recorded a tax provision of approximately $10,700 related to a tax audit in a non-U.S. jurisdiction. During 2011, we settled a tax audit in a non-U.S. jurisdiction, which resulted in a reduction of unrecognized tax benefits and a corresponding reduction in the provision for income taxes of $1,450.

A number of tax years are under audit by the relevant tax authorities in various jurisdictions, including the U.S. and several states within the U.S. We anticipate that several of these audits may be concluded in the foreseeable future, including in 2014. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time.

The following table summarizes the activity related to our unrecognized tax benefits which, if recognized, would affect our effective tax rate:

	2013	2012	2011
Balance at beginning of year	$57,059	$53,682	$54,870
Additions for tax positions related to the current year	4,475	6,524	4,319
Additions for tax positions related to prior years	19,559	3,355	843
Reductions for tax positions related to prior years	(9,010)	(2,435)	(4,822)
Settlements	(1,609)	(1,450)	(178)
Reductions for lapse of statute of limitations	(2,172)	(2,617)	(1,350)

Balance at end of year	$68,302	$57,059	$53,682

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions, net on our consolidated statement of operations. Previously accrued interest and/or penalties that are ultimately not assessed reduce current year

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

13.   Income Taxes (continued)

expense. The table below summarizes our activity for interest and penalties on unrecognized tax benefits for 2013, 2012 and 2011:

	2013	2012	2011
Interest expense accrued on unrecognized tax benefits	$3,672	$3,651	$859
Previously accrued interest that was ultimately not assessed	(1,743)	(748)	(842)

Net interest expense on unrecognized tax benefits	$1,929	$2,903	$17

Penalties on unrecognized tax benefits	$4,923	$4,395	$4,823
Previously accrued tax penalties that were ultimately not assessed	(3,622)	(725)	(811)

Net penalties on unrecognized tax benefits	$1,301	$3,670	$4,012

The provision for income taxes differs from the amount of income tax computed by applying the U.S. federal statutory rate of 35% to income before income taxes, as a result of the following:

	2013	2012	2011
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Valuation allowance	4.1%	2.2%	6.0%
Non-U.S. statutory tax rates different than U.S. statutory rate(1)	(8.3)%	(11.8)%	(13.3)%
Equity earnings from joint ventures(2)	0.2%	(0.9)%	(2.2)%
Nondeductible loss/nontaxable income	4.3%	7.1%	2.0%
Tax credits and incentives(3)	(5.9)%	(3.9)%	(3.8)%
Impact of changes in tax rate on deferred taxes	2.9%	(1.1)%	0.5%
Other	1.8%	1.0%	0.8%

Total	34.1%	27.6%	25.0%

(1)
Tax rate differential on non-U.S. earnings representing the difference between the tax accrued by our non-U.S. subsidiaries based on local statutory income tax rates and the tax that would have been accrued by our non-U.S. subsidiaries had they been subject to the U.S. federal statutory income tax rate.

(2)
Impact of earnings from non-U.S. joint ventures, which are presented net of investee-level tax as a component of pre-tax income when using the equity method of accounting.

(3)
Impact of the utilization of various tax incentives and/or credits in non-U.S. jurisdictions.

Although we are a Swiss Corporation, our shares are listed on a U.S. exchange; therefore, we reconcile our effective tax rate to the U.S. federal statutory rate of 35% to facilitate meaningful comparison with peer companies in the U.S. capital markets.

14.   Business Segments and Geographic Areas

Business Segments

We operate through two business segments: our Global E&C Group and our Global Power Group.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

Global E&C Group

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group owns and operates electric power generating wind farms in Italy and also owns a noncontrolling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, all of which are located in Italy, and a noncontrolling interest in a joint venture company that is fully licensed to engineer, procure and construct processing facilities in China. Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts which generally span up to approximately four years in duration and from returns on its equity investments in various power production facilities.

Global Power Group

Our Global Power Group designs, manufactures and installs steam generating and auxiliary equipment for electric power generating stations, district heating and industrial facilities worldwide. Additionally, our Global Power Group holds a controlling interest and operates a combined-cycle gas turbine facility; owns a noncontrolling interest in a petcoke-fired circulating fluidized-bed facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation. Our Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, royalties from licensing its technology, and from returns on its investments in various power production facilities.

Our Global Power Group's steam generating equipment includes a broad range of steam generation and environmental technologies, offering independent power producers, utilities, municipalities and industrial clients high-value technology solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases into steam, which can be used for power generation, district heating or industrial processes.

Corporate and Finance Group

In addition to our Global E&C Group and Global Power Group, which represent two of our operating segments for financial reporting purposes, we report the financial results associated with the management of entities which are not managed by one of our two business groups, which include corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which also represents an operating segment for financial reporting purposes and which we refer to as the C&F Group.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

Operating Revenues from Continuing Operations

We conduct our business on a global basis. In 2013, our Global E&C Group accounted for 76% of our total operating revenues, while our Global Power Group accounted for 24% of our total operating revenues. Operating revenues for our continuing operations by industry, business segment and geographic region, based upon where our projects are being executed, were as follows:

	2013	2012	2011
Operating Revenues (Third-Party) by Industry:
Power generation	$764,724	$948,716	$954,417
Oil refining	1,309,429	1,394,224	1,473,894
Pharmaceutical	133,090	54,375	54,132
Oil and gas	335,959	503,195	1,306,916
Chemical/petrochemical	540,522	328,427	495,784
Power plant design, operation and maintenance	172,015	109,942	108,647
Environmental	6,270	8,560	10,904
Other, net of eliminations	44,441	43,955	53,414

Total	$3,306,450	$3,391,394	$4,458,108

Operating Revenues (Third-Party) by Business Segment:
Global E&C Group	$2,512,587	$2,419,327	$3,443,079
Global Power Group	793,863	972,067	1,015,029

Total	$3,306,450	$3,391,394	$4,458,108

Operating Revenues (Third-Party) by Geographic Region:
Africa	$70,008	$83,723	$158,599
Asia Pacific	839,632	1,060,157	2,011,021
Europe	782,788	859,843	918,197
Middle East	345,080	249,447	270,934
North America	922,247	772,688	747,280
South America	346,695	365,536	352,077

Total	$3,306,450	$3,391,394	$4,458,108

During 2013 and 2012, one client of our Global E&C Group accounted for approximately 12% of our consolidated operating revenues (inclusive of flow-through revenues) in both years; however, the associated flow-through revenues included in this percentage accounted for approximately 11% of our consolidated operating revenues in both years. A second client of our Global E&C Group accounted for approximately 26% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011; however, the associated flow-through revenues included in this percentage accounted for approximately 25% of our consolidated operating revenues in 2011. No other single client accounted for ten percent or more of our consolidated revenues in 2013, 2012 or 2011.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

EBITDA

EBITDA is the primary measure of operating performance used by our chief operating decision maker. We define EBITDA as net income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization.

A reconciliation of EBITDA to net income attributable to Foster Wheeler AG is shown below:

	2013	2012	2011
EBITDA:
Global E&C Group	$183,911	$192,208	$210,541
Global Power Group	147,227	204,758	178,233
C&F Group*	(111,269)	(121,453)	(111,779)
Discontinued operations	4,184	3,104	6,234

Total EBITDA	224,053	278,617	283,229
Less: Discontinued operations	4,184	3,104	6,234

EBITDA from continuing operations	219,869	275,513	276,995

Add: Net income attributable to noncontrolling interests	3,940	13,874	14,345
Less: Interest expense	13,227	13,797	12,876
Less: Depreciation and amortization	57,574	50,234	44,551

Income from continuing operations before income taxes	153,008	225,356	233,913
Less: Provision for income taxes	52,166	62,267	58,514

Income from continuing operations	100,842	163,089	175,399
Income/(loss) from discontinued operations	265	(13,193)	1,329

Net income	101,107	149,896	176,728
Less: Net income attributable to noncontrolling interests	3,940	13,874	14,345

Net income attributable to Foster Wheeler AG	$97,167	$136,022	$162,383

*
Includes general corporate income and expense, our captive insurance operation and the elimination of transactions and balances related to intercompany interest. EBITDA in the above table includes the following:

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

	2013	2012	2011
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions:(1)
Global E&C Group(2)	$47,000	$7,700	$13,200
Global Power Group(2)	51,900	58,300	22,000

Total(2)	$98,900	$66,000	$35,200

Net asbestos-related provisions:(3)
Global E&C Group	$—	$2,400	$—
C&F Group	30,200	28,100	9,900

Total	$30,200	$30,500	$9,900

Charges for severance-related postemployment benefits:
Global E&C Group	$4,900	$2,300	$2,200
Global Power Group	17,000	3,700	—
C&F Group	400	200	500

Total	$22,300	$6,200	$2,700

Charge for equity interest investment impairmentin our Global E&C Group(4)	$22,400	$—	$—
Charges for facility shutdown costs in our Global Power Group(5)	$2,100	$—	$—

(1)
Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.

(2)
The changes in final estimated contract profit revisions for our Global Power Group were increased during 2012 for a favorable claim settlement with a legacy project subcontractor of approximately $6,900 recognized in the first quarter of 2012. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements.

(3)
Please refer to Note 16 for further information regarding the revaluation of our asbestos liability and related asset.

(4)
Impairment charge related to our equity interest investment in a waste-to-energy project in Italy. Please refer to Note 5 for further information.

(5)
Charges for facility shutdown costs included facility exit, lease termination and other costs for facilities in our Global Power Group.

During 2013, we initiated restructuring actions relating to ongoing cost reduction efforts within our Global Power Group, including severance-related postemployment benefits and consolidation of manufacturing operations. We recorded net pre-tax restructuring costs totaling $19,100 for restructuring actions initiated in 2013, consisting of $11,700 in cost of operating revenues, $5,300 in SG&A and $2,100 in other deductions, net.

We are targeting to complete in 2014 the severance-related postemployment benefits activities and the majority of facility-related cost reduction actions, which we anticipate will be completed by 2015. No

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

specific plans for significant other actions have been finalized at this time. The following table summarizes the liability balances and utilization by cost type for the 2013 restructuring actions:

Net pre-tax restructuring costs	Severance	Facility exit, lease termination & other costs	Total
2013 charge	$17,000	$2,100	$19,100
Utilization and foreign exchange	(5,600)	—	(5,600)

Ending liability balance	$11,400	$2,100	$13,500

Identifiable Assets from Continuing Operations

Identifiable assets by group are those assets that are directly related to and support the operations of each group. Assets of our C&F Group are principally cash, investments, real estate and insurance receivables.

The accounting policies of our business segments are the same as those described in our summary of significant accounting policies. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements as if they were third-party transactions (i.e., at current market rates) and we include the elimination of that activity in the results of the C&F Group.

	Equity in Earnings/(Loss) of Unconsolidated Subsidiaries			Capital Expenditures
	2013	2012	2011	2013	2012	2011
Global E&C Group	$(12,207)	$2,560	$9,056	$16,282	$18,239	$10,087
Global Power Group	27,568	20,486	31,069	11,318	14,841	15,124
C&F Group	—	—	—	125	1,607	1,008

Total	$15,361	$23,046	$40,125	$27,725	$34,687	$26,219

	Investments In and Advances to Unconsolidated Subsidiaries		Total Assets
	December 31,		December 31,
	2013	2012	2013	2012
Global E&C Group	$93,520	$94,277	$1,738,692	$1,534,840
Global Power Group	87,795	111,199	884,325	1,016,185
C&F Group	—	—	117,255	182,899

Total	$181,315	$205,476	$2,740,272	$2,733,924

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

Geographic Areas

Third-party operating revenues as presented below are based on the geographic region in which the contracting subsidiary is located and not the location of the client or job site.

	2013	2012	2011
Geographic Region Concentration by Subsidiary Location:
Africa	$47,695	$70,933	$117,683
Asia Pacific	439,802	637,133	1,748,384
Europe	1,339,042	1,265,239	1,307,139
Middle East	111,555	81,047	74,163
United States	1,117,377	1,212,282	1,108,466
Other locations in North America	192,765	25,591	14,487
South America	58,214	99,169	87,786

Total	$3,306,450	$3,391,394	$4,458,108

Additional country detail for third-party revenues, determined based upon the location of the contracting subsidiary, are presented below and these balances represent a portion of the total operating revenues presented in the table above:

	2013	2012	2011
Geographic Country Concentration by Subsidiary Location:
Australia	$—	$283,520	$1,180,721
United Kingdom	460,256	280,725	267,162
Switzerland*	6,476	3,583	2,165

*
Switzerland is the country of domicile of Foster Wheeler AG.

Long-lived assets as presented below are based on the geographic region in which the contracting subsidiary is located:

	December 31, 2013	December 31, 2012
Long-Lived Assets:
Africa & Middle East	$3,895	$2,970
Asia Pacific	39,547	32,568
Europe	342,781	340,170
United States	276,025	285,979
Other locations in North America	81,718	66,701
South America	594	1,108

Total	$744,560	$729,496

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

14.   Business Segments and Geographic Areas (continued)

As of December 31, 2013 and 2012, our contracting subsidiaries in Switzerland, the Foster Wheeler AG country of domicile, had long-lived assets of $525 and $2,576, respectively.

Income/(loss) from discontinued operations included the following:

	2013	2012	2011
EBITDA from discontinued operations	$4,184	$3,104	$6,234
Less: Interest expense	—	—	—
Less: Depreciation and amortization*	3,919	16,297	4,905

Income/(loss) from discontinued operations before income taxes*	265	(13,193)	1,329
Less: Provision for income taxes	—	—	—

Income/(loss) from discontinued operations*	$265	$(13,193)	$1,329

*
During 2013 and 2012, we recorded impairment charges of $3,919 and $11,455, respectively, at our Camden, New Jersey waste-to-energy facility which were recorded as depreciation expense within income/(loss) from discontinued operations. Please refer to Note 18 for further information.

15.   Operating Leases

Certain of our subsidiaries are obligated under operating lease agreements, primarily for office space. In many instances, our subsidiaries retain the right to sub-lease the office space. Rental expense for these leases was as follows:

	2013	2012	2011
Rental expense for leases	$56,600	$53,600	$59,300

Future minimum rental commitments on non-cancelable leases are as follows:

Years:
2014	$59,800
2015	53,100
2016	42,400
2017	34,400
2018	29,300
Thereafter	133,700

Total Future minimum rental commitments	$352,700

We entered into sale/leaseback transactions for an office building in Spain in 2000 and an office building in the United Kingdom in 1999. In connection with these transactions, we recorded deferred gains, which are being recognized into income over the term of the respective leases. The gain recognized was $4,149, $4,099 and $4,202 for 2013, 2012 and 2011, respectively. As of December 31, 2013 and 2012, the balance of the deferred gains was $30,780 and $34,279, respectively, and is included in other long-term liabilities on the consolidated balance sheet. The year-over-year change in the deferred gain balance includes the impact of changes in foreign currency exchange rates.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the U.S. and the U.K. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier.

United States

A summary of our U.S. claim activity is as follows:

	2013	2012	2011
Number of Claims:
Open claims at beginning of year	125,310	124,540	124,420
New claims	4,390	4,800	4,670
Claims resolved	(4,460)	(4,030)	(4,550)

Open claims at end of year	125,240	125,310	124,540
Claims not valued in the liability(1)	(106,820)	(105,130)	(103,170)

Open claims valued in the liability at end of year	18,420	20,180	21,370

(1)
Claims not valued in the liability include claims on certain inactive court dockets, claims over six years old that are considered abandoned and certain other items.

Of the approximately 125,200 open claims, our subsidiaries are respondents in approximately 32,800 open claims wherein we have administrative agreements and are named defendants in lawsuits involving approximately 92,400 plaintiffs.

All of the open administrative claims have been filed under blanket administrative agreements that we have with various law firms representing claimants and do not specify monetary damages sought. Based on our analysis of lawsuits, approximately 54% do not specify the monetary damages sought or merely recite that the amount of monetary damages sought meets or exceeds the required minimum in the jurisdiction in which suit is filed. The following table summarizes the range of requested monetary damages sought by asbestos lawsuits:

		Range of Requested Monetary Damages
	No specified damages(1)	$1 to $50	$51 to $1,000	$1,001 to $10,000	$10,001+(2)	Total
Asbestos lawsuit monetary damages sought	54%	10%	29%	5%	2%	100%

(1)
No specified monetary damages sought or recited amount of monetary damages sought meets or exceeds the required minimum in the jurisdiction in which suit is filed.

(2)
Very small number of cases range to $50,000.

The majority of requests for monetary damages are asserted against multiple named defendants in a single complaint.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

We had the following U.S. asbestos-related assets and liabilities recorded on our consolidated balance sheet as of the dates set forth below. Total U.S. asbestos-related liabilities are estimated through December 31, 2028. Although it is likely that claims will continue to be filed after that date, the uncertainties inherent in any long-term forecast prevent us from making reliable estimates of the indemnity and defense costs that might be incurred after that date.

U.S. Asbestos	December 31, 2013	December 31, 2012
Asbestos-related assets recorded within:
Accounts and notes receivable—other	$20,256	$33,626
Asbestos-related insurance recovery receivable	91,225	102,751

Total asbestos-related assets	$111,481	$136,377

U.S. Asbestos	December 31, 2013	December 31, 2012
Asbestos-related liabilities recorded within:
Accrued expenses	$52,600	$47,900
Asbestos-related liability	225,600	227,400

Total asbestos-related liabilities	$278,200	$275,300

Liability balance by claim category:
Open claims	$46,800	$42,700
Future unasserted claims	231,400	232,600

Total asbestos-related liabilities	$278,200	$275,300

We have worked with Analysis, Research & Planning Corporation, or ARPC, nationally recognized consultants in the U.S. with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at each year-end based on a forecast for the next 15 years. Each year we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the 2013 activity, ARPC recommended that certain assumptions used to estimate our future asbestos liability be updated as of December 31, 2013. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through December 31, 2028 considering the advice of ARPC. In 2013, we revalued our liability for asbestos indemnity and defense costs through December 31, 2028 to $278,200, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a net charge of $45,963 in 2013, which is described further below. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future unasserted claims through December 31, 2028.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type—mesothelioma, lung cancer and non-malignancies—and the breakdown of known and future claims into

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

disease type—mesothelioma, lung cancer and non-malignancies, claim filings which result in no monetary payments, which we refer to as our zero-pay rate, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through December 31, 2028, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after December 31, 2028, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after December 31, 2028.

Through year-end 2013, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $825,900 and total cumulative defense costs paid were approximately $409,700, or approximately 33% of total defense and indemnity costs. The overall historic average combined indemnity and defense cost per resolved claim through December 31, 2013 has been approximately $3.3. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. As our subsidiaries reach agreements with their insurers to settle their disputed asbestos-related insurance coverage, we increase our asbestos-related insurance asset and record settlement gains.

Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Asbestos-related insurance recovery receivable also includes our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through December 31, 2028. Our asbestos-related assets have not been discounted for the time value of money.

Our insurance recoveries may be limited by future insolvencies among our insurers. Other than receivables related to bankruptcy court-approved settlements during liquidation proceedings, we have not assumed recovery in the estimate of our asbestos-related insurance asset from any of our currently insolvent insurers. We have considered the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. As of December 31, 2013 and 2012, we have not recorded an allowance for uncollectible balances against our asbestos-related insurance assets. We write off receivables from insurers that have become insolvent; there were no such write-offs during 2013, 2012 or 2011. Insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize the expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected. During 2013, we recognized a gain as the result of the collection of a $15,750 insurance receivable related to an insolvent insurance carrier, which we had previously written-off. The proceeds were received as a result

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

of a bankruptcy court-approved settlement during liquidation proceedings related to the insolvent insurance carrier.

The following table summarizes our net asbestos-related provision:

	2013	2012	2011
Provision for revaluation	$45,963	$28,127	$16,001
Gain on the settlement of coverage litigation	(15,750)	—	(6,100)

Net asbestos-related provision	$30,213	$28,127	$9,901

Our net asbestos-related provision was the net result of our revaluation of our asbestos liability and related asset resulting from:

•
a charge related to the impact of an increase in our estimate of new claim filings,

•
a decrease in our estimate of claim filings which result in a zero-pay rate, over our 15-year estimate, and partially offset by

•
the favorable impact of the inclusion of a gain recognized in 2013 upon collection of an insurance receivable of $15,750 related to an insolvent insurance carrier, which had been previously written-off, as discussed above.

Our net asbestos-related provision was also impacted, to a lesser extent, by:

•
an adjustment for actual claim settlement experience during the year, and

•
an accrual of another year of estimated claims under our rolling 15-year asbestos-related liability estimate.

We believe the increase in our estimate of new claim filings and decrease in the zero-pay rate are short-term in nature and that the longer-term trend will revert to our previous forecast. We will continue to monitor these parameters and adjust our forecasts if actual results differ from our assumptions.

The following table summarizes our approximate U.S. asbestos-related net cash impact for indemnity and defense cost payments and collection of insurance proceeds:

	2013	2012	2011
Asbestos litigation, defense and case resolution payments	$51,400	$52,000	$62,200
Insurance proceeds	(49,000)	(43,200)	(54,300)

Net asbestos-related payments	$2,400	$8,800	$7,900

We expect to have net cash outflows of $32,000 as a result of asbestos liability indemnity and defense payments in excess of insurance proceeds during 2014. This estimate assumes no settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability,

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

Based on our December 31, 2013 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $40,300 and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge on our consolidated statement of operations of approximately 85% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries will decline.

United Kingdom

Some of our subsidiaries in the U.K. have also received claims alleging personal injury arising from exposure to asbestos. To date, 1,052 claims have been brought against our U.K. subsidiaries of which 290 remained open as of December 31, 2013. None of the settled claims have resulted in material costs to us. The following table summarizes our asbestos-related liabilities and assets for our U.K. subsidiaries based on open (outstanding) claims and our estimate for future unasserted claims through 2027:

U.K. Asbestos	December 31, 2013	December 31, 2012
Asbestos-related assets recorded within:
Accounts and notes receivable—other	$1,483	$1,022
Asbestos-related insurance recovery receivable	29,264	29,687

Total asbestos-related assets	$30,747	$30,709

Asbestos-related liabilities recorded within:
Accrued expenses	$1,483	$1,022
Asbestos-related liability	31,579	31,950

Total asbestos-related liabilities	$33,062	$32,972

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

U.K. Asbestos	December 31, 2013	December 31, 2012
Liability balance by claim category:
Open claims	$8,486	$7,843
Future unasserted claims	24,576	25,129

Total asbestos-related liabilities	$33,062	$32,972

The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury and accordingly, we have reduced our liability assessment. If this ruling is reversed by legislation, the total asbestos liability recorded in the U.K would increase to approximately $52,400, with a corresponding increase in the asbestos-related asset.

Project Claims

In addition to the specific matters described below, in the ordinary course of business, we are parties to litigation involving clients and subcontractors arising out of project contracts. Such litigation includes claims and counterclaims by and against us for canceled contracts, for additional costs incurred in excess of current contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. If we were found to be liable for any of the claims/counterclaims against us, we would incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts or if the liability exceeds established reserves.

Due to the inherent commercial, legal and technical uncertainties underlying the estimation of our project claims, the amounts ultimately realized or paid by us could differ materially from the balances, if any, included in our financial statements, which could result in additional material charges against earnings, and which could also materially adversely impact our financial condition and cash flows.

Power Plant Arbitration—United States

In June 2011, a demand for arbitration was filed with the American Arbitration Association by our client's erection contractor against our client and us in connection with a power plant project in the U.S. At that time, no details of the erection contractor's claims were included with the demand. The arbitration panel was formed on September 26, 2012 and a detailed Statement of Claim from the erection contractor was delivered to the panel on October 24, 2012. According to the claim, the erection contractor is seeking unpaid contract amounts from our client and additional compensation from our client and us for alleged delays, disruptions, inefficiencies, and extra work in connection with the erection of the plant. We supplied the steam generation equipment for the project under contract with our client, the power plant owner. The turbine contractor, who supplied the turbine, electricity generator and other plant equipment under a separate contract with the power plant owner, has also been included as a party in the arbitration. The erection contractor is seeking approximately $240,000 in damages, exclusive of interest, from our client. Of this amount, the statement of claim asserts that approximately $150,000 is related to the steam generation equipment, and alleges failure on our part in connection with our performance under our steam generation equipment supply contract; those damages are claimed jointly against us and our client. The claims against us by the erection contractor

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

allege negligence and, in its purported capacity as a third party beneficiary and assignee of our steam generation equipment supply contract, breach of contract.

Responsive pleadings to the erection contractor's pleading were filed by the other parties, including us, on November 28, 2012. Our pleading denies the erection contractor's claims against us and asserts cross claims against our client seeking over $14,800 in damages related to delays, out of scope work, and improperly assessed delay liquidated damages. In its pleading, the turbine contractor asserts claims against our client for unpaid contract amounts and additional compensation for extra work and delays. In its capacity as a purported co-assignee of the steam generation equipment supply contract, the turbine contractor joins in the erection contractor's claims against us for delay-related damages and asserts cross claims against us seeking over $5,000 in non-delay related damages. In its pleading, our client asserts counter and cross claims for breach of contract and gross negligence against the erection contractor and the turbine contractor. Our client also asserts cross claims against us for any damages our client has incurred, and for indemnification of any damages our client may be required to pay to the erection and turbine contractors, arising out of alleged failures of performance on our part under our steam generation supply contract. We have denied our client's and the turbine contractor's cross claims against us.

On August 30, 2013, our client filed a petition with the U.S. Bankruptcy Court for the District of Delaware seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The filing automatically stayed all proceedings against our client, including the four-party arbitration discussed above. Our client's filing included a motion seeking authorization for the use of cash collateral to fund its activities during the bankruptcy proceedings. In its motion, our client indicated its intent to draw on performance and retention letters of credit we previously issued in connection with the contract totaling approximately $59,000, contending that the funds were needed to fund operations during the bankruptcy and make repairs to the power plant. We opposed the motion on various grounds, including that any such draw would be unsupported and wrongful, and applied for an order temporarily restraining our client from drawing on the letters of credit, lifting the automatic stay of the arbitration proceeding and transferring the question of our client's right to draw on our letters of credit back to the arbitration for resolution in the context of the overall dispute. The bankruptcy court granted our application for temporary restraint and scheduled a further hearing on the issue, which on successive applications by our client was adjourned to November 21, 2013.

On November 1, 2013, our client filed a motion seeking the bankruptcy court's approval of proposed debtor-in-possession financing. On November 13, 2013, our client filed its plan of reorganization. The confirmation hearing for the plan of reorganization is currently scheduled for March 10, 2014. On November 15, 2013, our client signed a stipulation to modify and lift the automatic stay of the arbitration proceedings by the bankruptcy filing to permit the arbitration to proceed as to all issues other than issues related to our letters of credit, which stipulation was approved by the bankruptcy court. The court-approved stipulation also provided for the withdrawal of our client's motion to draw on our letters of credit and a bar to re-filing such motion prior to March 1, 2014, absent exigent circumstances. Following the lifting of the bankruptcy stay, a scheduling conference was held by the arbitration panel in December 2013 and the panel extended the various procedural deadlines in the case. The final hearing is now set for the first and second quarters of 2015.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

The debtor-in-possession financing facility was approved by the court on November 21, 2013. The plan of reorganization contemplates, and any funding from the debtor-in-possession financing is conditioned upon, the achievement of various milestones by specified dates. One of the milestones is the reduction to zero by the bankruptcy court of the value of our mechanics lien and the mechanics liens of the turbine and erection contractors through a "claims estimation" proceeding. Our client moved to compel claims estimation on December 11, 2013. We and the turbine and erection contractors opposed the motion on various grounds. The motion was set to be heard on February 7, 2014 but adjourned at the request of our client to February 12, 2014. On February 10, 2014, we agreed to a partial settlement of the outstanding claims under our supply contract with our client. The settlement agreement is subject to bankruptcy court approval, which approval has been requested by our client and is pending. Our client's claims estimation motion has been adjourned and will be withdrawn against us upon approval of the agreement of the bankruptcy court. Under the agreement, we will perform certain new work on the steam generation equipment in exchange for (i) a release from our client of liability for alleged defects in the steam generation equipment, (ii) restriction of our client's right to draw on our letters of credit to disputes involving the new work, and (iii) a court-approved assignment of our client's right to seek indemnification for the cost of the new work from the erection and turbine contractors. Also, under the agreement we will release our client from liability for our $14,800 in project claims related to delays, out of scope work, and improperly assessed delay liquidated damages in exchange for a court-approved assignment of our client's right to seek indemnification for these claims from the turbine and erection contractors. Upon bankruptcy court approval of the agreement with our client, we intend to vigorously pursue our claims for the $14,800 in project claims and for the cost of the new work against the turbine and erection contractors.

Our letters of credit remain in place and we will vigorously oppose any attempt to draw down on them.

We cannot predict the ultimate outcome of this matter at this time.

Refinery and Petrochemicals Project Arbitration—India

In November 2012, we commenced arbitration in India against our client seeking collection of unpaid receivables in excess of £52,000 (approximately $86,000 based on the exchange rate in effect as of December 31, 2013), arising from services performed on a reimbursable basis for our client in connection with our client's grass roots refinery and petrochemicals project in northeastern India. Our client rejected the claims and notified us of various potential counterclaims that it may be asserting in the arbitration, purportedly totaling in excess of £55,000 (approximately $90,900 based on the exchange rate in effect as of December 31, 2013). In June 2013, we submitted our detailed statement of claim, and in July 2013 our client submitted its detailed statement of defense and counterclaim. The amount of the counterclaim was increased to approximately £620,000 (approximately $1,024,900 based on the exchange rate in effect as of December 31, 2013) in damages, including among other claims a claim for lost profits due to delay in the execution of the project. The counterclaim concerns a number of alleged issues arising in connection with our execution of the engineering, procurement, and construction management scope of our contract, from the period from contract award until the subsequent transfer by our client of our remaining engineering, procurement and construction management scope to certain lump sum turnkey contractors hired directly by our client. Our client further contends that we are liable for delays to the project and has withheld payment on account of delay liquidated damages and,

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

out of the total claim of £620,000 (approximately $1,024,900 based on the exchange rate in effect as of December 31, 2013) cited above, is seeking damages for lost profits in the amount of £555,000 (approximately $917,500 based on the exchange rate in effect as of December 31, 2013). We strongly dispute these contentions. Any liability for delay damages is capped under the contract at a specified percentage of our contract value, currently equivalent to approximately £11,500 (approximately $19,000 based on the exchange rate in effect as of December 31, 2013), an amount already retained by our client. The contract also excludes liability for consequential damages, including lost profits, and contains an overall cap on liability for claims in the aggregate of up to a specified percentage of our contract value, currently equivalent to approximately £28,800 (approximately $47,600 based on the exchange rate in effect as of December 31, 2013). The unpaid amount for which we are seeking reimbursement in the arbitration may increase should our client continue to withhold amounts from our invoices, as the project is still in execution. The arbitration panel has been formed. Our client moved to dismiss the arbitration as premature under the terms of the contract, and we opposed that motion. The motion was denied by the panel. Also, pursuant to our request, the panel scheduled a hearing early in the first quarter of 2014 for our claims for unpaid receivables, along with our client's counterclaim for a deductive change order in the amount of approximately £21,600 (approximately $35,700 based on the exchange rate in effect as of December 31, 2013). An initial session of that hearing took place in January 2014 and a further session is scheduled for May 2014. The remaining claims and counterclaims, including our client's counterclaim for lost profits, are scheduled to be heard late in the fourth quarter of 2014. We cannot predict the ultimate outcome of this matter at this time.

Environmental Matters

CERCLA and Other Remedial Matters

Under U.S. federal statutes, such as the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Clean Water Act and the Clean Air Act, and similar state laws, the current owner or operator of real property and the past owners or operators of real property (if disposal of toxic or hazardous substances took place during such past ownership or operation) may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law or whether the owner or operator knew of, or was responsible for, the presence of such substances. Moreover, under CERCLA and similar state laws, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be jointly and severally liable for the costs of the removal or remediation of such substances at a disposal or treatment site, whether or not such site was owned or operated by such person, which we refer to as an off-site facility. Liability at such off-site facilities is typically allocated among all of the financially viable responsible parties based on such factors as the relative amount of waste contributed to a site, toxicity of such waste, relationship of the waste contributed by a party to the remedy chosen for the site and other factors.

We currently own and operate industrial facilities and we have also transferred our interests in industrial facilities that we formerly owned or operated. It is likely that as a result of our current or former operations, hazardous substances have affected the facilities or the real property on which they are or were situated. We also have received and may continue to receive claims pursuant to indemnity

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation.

We are currently engaged in the investigation and/or remediation under the supervision of the applicable regulatory authorities at four of our or our subsidiaries' former facilities (including Mountain Top, which is described below). In addition, we sometimes engage in investigation and/or remediation without the supervision of a regulatory authority. Although we do not expect the environmental conditions at our present or former facilities to cause us to incur material costs in excess of those for which reserves have been established, it is possible that various events could cause us to incur costs materially in excess of our present reserves in order to fully resolve any issues surrounding those conditions. Further, no assurance can be provided that we will not discover additional environmental conditions at our currently or formerly owned or operated properties, or that additional claims will not be made with respect to formerly owned properties, requiring us to incur material expenditures to investigate and/or remediate such conditions.

We have been notified that we are a potentially responsible party ("PRP") under CERCLA or similar state laws at three off-site facilities. At each of these sites, our liability should be substantially less than the total site remediation costs because the percentage of waste attributable to us compared to that attributable to all other PRPs is low. We do not believe that our share of cleanup obligations at any of the off-site facilities as to which we have received a notice of potential liability will exceed $500 in the aggregate. We have also received and responded to a request for information from the United States Environmental Protection Agency ("USEPA") regarding a fourth off-site facility. We do not know what, if any, further actions USEPA may take regarding this fourth off-site facility.

Mountain Top

In February 1988, one of our subsidiaries, Foster Wheeler Energy Corporation ("FWEC"), entered into a Consent Agreement and Order with the USEPA and the Pennsylvania Department of Environmental Protection ("PADEP") regarding its former manufacturing facility in Mountain Top, Pennsylvania. The order essentially required FWEC to investigate and remediate as necessary contaminants, including trichloroethylene ("TCE"), in the soil and groundwater at the facility. Pursuant to the order, in 1993 FWEC installed a "pump and treat" system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain this system.

In the fall of 2004, FWEC sampled the private domestic water supply wells of certain residences in Mountain Top and identified approximately 30 residences whose wells contained TCE at levels in excess of Safe Drinking Water Act standards. The subject residences are located approximately one mile to the southwest of where the TCE previously was discovered in the soils at the former FWEC facility. Since that time, FWEC, USEPA and PADEP have cooperated in responding to the foregoing. Although FWEC believed the evidence available was not sufficient to support a determination that FWEC was responsible for the TCE in the residential wells, FWEC immediately provided the affected residences with bottled water, followed by water filters, and, pursuant to a settlement agreement with USEPA, it hooked them up to the public water system. Pursuant to an amendment of the settlement agreement, FWEC subsequently agreed with USEPA to arrange and pay for the hookup of several additional residences, even though TCE has not been detected in the wells at those residences. The hookups to the agreed upon residences have been completed, and USEPA has provided FWEC with a

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

16.   Litigation and Uncertainties (continued)

certificate that FWEC has completed its obligations related to the above-described settlement agreement (as amended). FWEC may be required to pay the agencies' costs in overseeing and responding to the situation.

FWEC is also incurring further costs in connection with a Remedial Investigation/Feasibility Study ("RI/FS") that in March 2009 it agreed to conduct. During the fourth quarter of 2012, FWEC received a USEPA demand under the foregoing agreement for payment of $1,040 of response costs USEPA claims it incurred from the commencement of the RI/FS in April 2009 through February 2012. FWEC questioned the amount of the invoice and based upon discussions with the USEPA, a revised invoice was received on June 17, 2013 for the reduced amount of $1,004. During the third quarter of 2013, FWEC received a USEPA invoice under the foregoing agreement for payment of $258 of response costs USEPA claims it incurred from March 2012 to February 2013. In April 2009, USEPA proposed for listing on the National Priorities List ("NPL") an area consisting of FWEC's former manufacturing facility and the affected residences, but it also stated that the proposed listing may not be finalized if FWEC complies with its agreement to conduct the RI/FS. FWEC submitted comments opposing the proposed listing.

FWEC has accrued its best estimate of the cost of all of the foregoing, and it reviews this estimate on a quarterly basis.

Other costs to which FWEC could be exposed could include, among other things, FWEC's counsel and consulting fees, further agency oversight and/or response costs, costs and/or exposure related to potential litigation, and other costs related to possible further investigation and/or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some or all of the items described in this paragraph or to reliably estimate the potential liability associated with the items. If one or more third-parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the potential recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be a source.

Other Environmental Matters

Our operations, especially our manufacturing and power plants, are subject to comprehensive laws adopted for the protection of the environment and to regulate land use. The laws of primary relevance to our operations regulate the discharge of emissions into the water and air, but can also include hazardous materials handling and disposal, waste disposal and other types of environmental regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from the applicable regulatory agencies. Noncompliance with these laws can result in the imposition of material civil or criminal fines or penalties. We believe that we are in substantial compliance with existing environmental laws. However, no assurance can be provided that we will not become the subject of enforcement proceedings that could cause us to incur material expenditures. Further, no assurance can be provided that we will not need to incur material expenditures beyond our existing reserves to make capital improvements or operational changes necessary to allow us to comply with future environmental laws.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

17.   Quarterly Financial Data (Unaudited)

	Quarters Ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Operating revenues	$851,073	$801,826	$863,407	$790,144
Contract profit	132,530	153,466	153,607	119,446
Selling, general and administrative expenses	92,028	85,521	89,801	90,332
(Loss)/income from continuing operations attributable to Foster Wheeler AG	(37,171)	48,853	68,316	16,904
(Loss)/earnings per share from continuing operations:
Basic	$(0.38)	$0.50	$0.68	$0.16
Diluted	$(0.38)	$0.50	$0.68	$0.16
Shares outstanding:
Basic weighted-average number of shares outstanding	98,732,423	98,172,200	100,001,580	104,386,669
Effect of dilutive securities	—	431,386	253,172	253,330

Diluted weighted-average number of shares outstanding	98,732,423	98,603,586	100,254,752	104,639,999

	Quarters Ended
	December 31, 2012(1)	September 30, 2012	June 30, 2012	March 31, 2012(2)
Operating revenues	$730,046	$797,296	$936,462	$927,590
Contract profit	156,807	154,220	138,933	140,083
Selling, general and administrative expenses	88,150	77,495	85,289	83,141
Income from continuing operations attributable to Foster Wheeler AG	18,637	58,667	30,421	41,490
Earnings per share from continuing operations:
Basic	$0.18	$0.55	$0.29	$0.38
Diluted	$0.18	$0.55	$0.29	$0.38
Shares outstanding:
Basic weighted-average number of shares outstanding	105,552,630	107,065,999	107,840,679	107,774,203
Effect of dilutive securities	418,228	253,963	2,576	107,604

Diluted weighted-average number of shares outstanding	105,970,858	107,319,962	107,843,255	107,881,807

(1)
Contract profit and income from continuing operations attributable to Foster Wheeler AG during the quarter ended December 31, 2012 included the pre-tax impact of an out-of-period correction for an increase of final estimated profit of $5,280 in our Global E&C Group. The after-tax impact was $4,012. The correction was recorded in the quarter ended

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

17.   Quarterly Financial Data (Unaudited) (continued)

  December 31, 2012 as it was not material to results for the quarter ended September 30, 2012(the period in which it should have been recorded), nor was it material to the 2012 financial statements as a whole.

(2)
Contract profit and income from continuing operations attributable to Foster Wheeler AG during the quarter ended March 31, 2012 included a favorable pre-tax settlement with a subcontractor of approximately $6,900.

(Loss)/income from continuing operations attributable to Foster Wheeler AG for the fourth quarter in the above table includes the following pre-tax amounts:

	Quarters Ended
	December 31, 2013	December 31, 2012
Net increase/(decrease) in contract profit from the regular revaluation of final estimated contract profit revisions:(1)
Global E&C Group	$9,700	$(1,600)
Global Power Group	13,000	14,900

Total	$22,700	$13,300

Net asbestos-related provisions:(2)
Global E&C Group	$—	$700
C&F Group	40,000	22,100

Total	$40,000	$22,800

Charges for severance-related postemployment benefits:
Global E&C Group	$1,000	$800
Global Power Group	13,000	900
C&F Group	—	300

Total	$14,000	$2,000

Charge for equity interest investment impairment in our Global E&C Group(3)	$22,400	$—
Charges for facility shutdown costs in our Global Power Group(4)	$2,100	$—

(1)
Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.

(2)
Please refer to Note 16 for further information regarding the revaluation of our asbestos liability and related asset.

(3)
Impairment charge related to our equity interest investment in a waste-to-energy project in Italy. Please refer to Note 5 for further information.

(4)
Charges for facility shutdown costs included facility exit, lease termination and other costs for facilities in our Global Power Group.

18.   Discontinued Operations

During the first quarter of 2013, we recorded an impairment charge of $3,919 at our waste-to-energy facility in Camden, New Jersey within our Global Power Group business segment. This charge was in addition to an impairment charge of $11,455 recorded during the fourth quarter of 2012. The impairment charges in both periods included estimates related to the continued operation of the facility

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

18.   Discontinued Operations (continued)

and potential sale of the facility. The charge in the first quarter of 2013 was the result of updating our estimate related to the potential sale of the facility and the impairment charge was recorded within income from discontinued operations on our consolidated statement of operations. After recording the impairment charge and after approval of the plan to sell the facility, discussed below, the carrying value of the facility's fixed assets approximated fair value less estimated costs to sell the facility.

On April 17, 2013, our Board of Directors approved a plan to sell our Camden facility and we completed the sale of the facility in August 2013. The presentation of the financial results and asset and liability balances of this business for the periods prior to the completion of the sale have been reclassified on our consolidated statement of operations, consolidated balance sheet and consolidated statement of cash flows under the respective captions related to discontinued operations, and these reclassifications have been made in the notes to our consolidated financial statements. Prior to the sale, the business had been classified on our consolidated balance sheet as of June 30, 2013 under the respective current and non-current captions of assets held for sale and liabilities held for sale as a result of our Board of Directors' approval of our plan to sell the facility, which met the accounting criteria as a business held for sale and the criteria for classification as a discontinued operation. We did not recognize depreciation on long-lived assets while held for sale. Our Camden facility was formerly included in our Global Power Group business segment.

We completed the sale of our Camden facility in August 2013. Based on the proceeds received and costs of disposal, we recognized a gain of $300 within income/(loss) from discontinued operations before income taxes on the consolidated statement of operations during the quarter and nine months ended September 30, 2013.

The following are the main classes of assets and liabilities that were associated with our discontinued operations as of December 31, 2012:

December 31, 2012
Assets:
Trade accounts and notes receivable, net	$1,482
Other current assets	23

Current assets of discontinued operations	1,505

Land, buildings and equipment, net	48,739
Restricted cash	840

Long-term assets of discontinued operations	$49,579

Liabilities:
Accounts payable	$1,814
Accrued expenses	595
Advance payments	745

Liabilities of discontinued operations	$3,154

Operating revenues related to our discontinued operations, which were exclusively in the U.S., were $17,053, $23,241 and $22,621 in 2013, 2012 and 2011, respectively.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

19.   Subsequent Events

Pending Exchange Offer and Our Acquisition by AMEC plc

On February 13, 2014, we entered into an Implementation Agreement (the "Implementation Agreement") with AMEC plc ("AMEC") relating to the acquisition of all of the issued and to be issued registered shares, par value CHF 3.00 per share, of Foster Wheeler AG (the "FW share" or "FW shares") by AMEC. On the terms and subject to the conditions of the Implementation Agreement, AMEC will commence an exchange offer (the "Offer") to acquire all of the FW shares, pursuant to which each validly tendered FW share will be exchanged for a combination (subject to election by each Foster Wheeler shareholder as described in our Current Report on Form 8-K filed on February 13, 2014) of (a) $16.00 in cash plus (b) 0.8998 ordinary shares, par value £0.50 per share, of AMEC ("AMEC shares") or, at the election of such holder, American Depositary Shares ("ADSs") representing such number of AMEC shares, less any taxes required to be withheld.

The closing of the Offer is subject to, among other things, approval by our shareholders of certain amendments to our articles of association to remove certain transfer restrictions and certain voting limitations with respect to the FW shares.

For a fuller description of the Offer, see our Current Report on Form 8-K filed on February 13, 2014.

Proposed Dividend

On February 26, 2014, our Board of Directors approved a proposal to our shareholders for a one-time dividend of $0.40 per share. We intend to ask our shareholders to approve this dividend at our Annual General Meeting on May 7, 2014 and, subject to shareholder approval, this dividend will be paid shortly after our Annual General Meeting. This dividend is not linked to, and not conditional on, the closing of the Offer. The covenants of our senior unsecured credit agreement do not limit our ability to pay this proposed dividend and we expect that there will be no Swiss withholding taxes on the dividend.

Foster Wheeler AG and Subsidiaries

Notes to consolidated financial statements (continued)

(amounts in thousands of dollars, except share data and per share amounts)

19.   Subsequent Events (continued)

Foster Wheeler AG

Schedule II: Valuation and Qualifying Accounts

(amounts in thousands)

	2013
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Description
Allowance for doubtful accounts	$10,624	$3,218	$—	$(6,399)	$7,443

Deferred tax valuation allowance	$413,983	$37,870	$205	$(32,002)	$420,056

	2012
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Description
Allowance for doubtful accounts	$13,272	$5,635	$—	$(8,283)	$10,624

Deferred tax valuation allowance	$410,494	$8,835	$3,951	$(9,297)	$413,983

	2011
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Description
Allowance for doubtful accounts	$15,719	$6,751	$—	$(9,198)	$13,272

Deferred tax valuation allowance	$385,560	$16,787	$24,977	$(16,830)	$410,494

UNAUDITED RECONCILIATION OF FOSTER WHEELER'S FINANCIAL INFORMATION

Basis of Preparation

The following unaudited reconciliations summarise the material adjustments which reconcile Foster Wheeler's unaudited consolidated profit for the three months ended 31 March 2014, consolidated total equity as at 31 March 2014 and consolidated balance sheet as at 31 March 2014 and Foster Wheeler's audited consolidated profit for each of the years ended 31 December 2013, 2012 and 2011, consolidated total equity as at 31 December 2013, 2012 and 2011 and consolidated balance sheet as at 31 December 2013 to those which would have been reported had Foster Wheeler applied the accounting policies applied by AMEC in the preparation of its unaudited consolidated financial statements for the three months ended 31 March 2014 and its audited consolidated financial statements for the year ended 31 December 2013, respectively.

Unaudited Reconciliation of Foster Wheeler's Consolidated Profit for the Three Months ended 31 March 2014 and the Three Years ended 31 December 2013, 2012 and 2011

		Year ended 31 December
	Three months ended 31 March 2014
		2013	2012	2011
		($ millions)
Consolidated profit for the year attributable to Foster Wheeler as reported by Foster Wheeler(1)	17.1	97.2	136.0	162.4
Adjusted for differences from AMEC accounting policies:
Revenue recognition(2)	2.7	(2.3)	(3.8)	(6.0)
Asbestos-related claims(3)	17.7	100.1	44.0	(51.3)
Defined benefit pension scheme expense, net(4)	2.1	9.7	(2.2)	32.7
Share based compensation(5)	—	(1.4)	(0.2)	1.5
Gain on sale and leaseback(6)	(1.0)	(4.1)	(4.1)	(4.2)
Redundancy(7)	(15.0)	15.0	—	—
Lease classification(8)	—	0.7	—	—
Taxation(9)	(0.1)	10.6	9.3	0.1

Consolidated profit for the year attributable to Foster Wheeler under AMEC accounting policies	23.5	225.5	179.0	135.2

Notes:

(1)
The consolidated profit of Foster Wheeler for the three months ended 31 March 2014 has been extracted from the Foster Wheeler consolidated financial statements included within the quarterly report on Form 10-Q dated 7 May 2014. The consolidated profit of Foster Wheeler for the years ended 31 December 2013, 2012 and 2011 has been extracted from the Foster Wheeler consolidated financial statements included within the respective Form 10-K.

(2)
Revenue recognition: Foster Wheeler has a different revenue recognition policy on lump sum work and cost reimbursable work compared to AMEC. Foster Wheeler's policy is based on physical progress of a contract; however, AMEC's policy is to recognise revenue in proportion to the stage of completion of a contract, assessed by reference to costs incurred to date as a percentage of total forecast costs.

(3)
Asbestos-related claims: Under AMEC's IFRS accounting policies, the provision for asbestos claims is extended from a forecast for the next 15 years used under Foster Wheeler US GAAP policies to 37 years and is discounted back to a net present value using a US Treasury yield curve discount rate. Additionally, the adjustment above includes the reversal of the amount previously expensed by Foster Wheeler for the three months ended 31 March 2014 and the years ended 31 December 2013, 2012 and 2011 within the respective Form 10-Q or Form 10-K.

(4)
Defined benefit pension scheme expense, net: Under US GAAP, actuarial gains and losses are amortised into the income statement. Under IFRS, such amounts remain within other comprehensive income.

Foster Wheeler recognises an expected return on plan assets within its periodic pension cost in the income statement and a charge for the interest cost on the projected benefit obligation. Under IFRS, a net interest charge is calculated based on multiplying the net defined benefit liability/(asset) by the discount rate.

(5)
Share based compensation: Under IFRS, a graded vesting method has been applied in accordance with AMEC policy to the share-based compensation charge as opposed to the straight line methodology under US GAAP.

(6)
Gain on Sale and Leaseback: Under US GAAP, a credit is recognised in the income statement in respect of the amortisation on the gain on sale and leaseback relating to prior years. Under IFRS, this would have been all recognised immediately in the income statement at the time of the sale and leaseback transaction, and thus the amortisation needs to be reversed.

(7)
Redundancy Global Power Group: As reported in Foster Wheeler's annual report filed on Form 10-K dated 27 February 2014 a provision of $17 million has been recorded by Foster Wheeler for redundancy costs in the Global Power Group. This provision has been expensed under US GAAP however, under IFRS, due to the stage of communication and advancement of this process at 31 December 2013, the required recognition criteria had not been met in respect of $15 million of this provision at 31 December 2013 and $15 million would instead be expensed in the three months ended 31 March 2014, as the required criteria has been met.

(8)
Lease classification: Under US GAAP, a lease has been classified as an operating lease (where Foster Wheeler is the lessor) and the respective property, plant and equipment was capitalised. Under IFRS, this operating lease has been determined to be a finance lease (with Foster Wheeler as the lessor) and the property, plant and equipment has been derecognised and replaced with a finance lease receivable. The $0.7 million adjustment reflects the difference between the US GAAP revenue and depreciation and the IFRS finance income.

(9)
Taxation: The taxation adjustments relate to the IFRS taxation accounting in respect of the adjustments highlighted above.

Unaudited Reconciliation of Foster Wheeler's Consolidated Total Equity as at 31 March 2014 and 31 December 2013, 2012 and 2011

		As at 31 December
	As at 31 March 2014
		2013	2012	2011
		($ millions)
Consolidated total equity as reported by Foster Wheeler(1)	798.8	784.2	757.4	735.7
Adjusted for differences from AMEC accounting policies:
Non-current assets
Land, buildings and equipment, net(2)	(30.6)	(30.6)	—	—
Asbestos-related insurance recovery(3)	(25.0)	(26.0)	(23.8)	(26.9)
Other assets(2)(4)	(10.5)	(10.4)	(43.7)	(45.6)
Deferred tax assets(4)	18.8	20.1	15.0	33.7

	(47.3)	(46.9)	(52.5)	(38.8)

Current assets
Prepaid, deferred and refundable income taxes(4)	(32.7)	(32.7)	(33.1)	(43.0)
Current liabilities
Billings in excess of costs and estimated earnings on uncompleted contracts(5)	2.7	(2.3)	(3.8)	(6.0)
Income taxes payable(4)	5.0	5.0	—	—

	7.7	2.7	(3.8)	(6.0)

Non-current liabilities
Deferred tax liabilities(4)	11.3	11.3	15.6	15.1
Pension, post-retirement and other employee benefits(6)	—	15.0	—	—
Asbestos-related liability(7)	(54.0)	(54.0)	(114.0)	(125.5)
Other long-term liabilities(8)	30.5	30.5	34.3	37.0

	(12.2)	2.8	(64.1)	(73.4)

Consolidated total equity of Foster Wheeler under AMEC accounting policies	714.30	710.1	603.9	574.5

Notes:

(1)
The consolidated total equity of Foster Wheeler as at 31 March 2014 has been extracted from the Foster Wheeler quarterly report on Form 10-Q dated 7 May 2014. The consolidated total equity of Foster Wheeler as at 31 December 2013, 2012 and 2011 have been extracted from the Foster Wheeler consolidated financial statements included within Foster Wheeler's annual report filed on Form 10-K dated 27 February 2014.

(2)
Land, buildings and equipment net: Under US GAAP, a lease has been classified as an operating lease (where Foster Wheeler is the lessor) and the respective property, plant and equipment was capitalised. Under IFRS, this operating lease has been determined to be a finance lease (with Foster Wheeler as the lessor) and the property, plant and equipment has been derecognised and replaced with a finance lease receivable included within 2014 and 2013 other assets in the above reconciliation.

(3)
Asbestos-related insurance recovery: Under US GAAP the insurance recovery is not discounted. To conform with IFRS and AMEC accounting policies the insurance recovery reported has been discounted.

(4)
Other assets: Under US GAAP a deferred taxation charge has been recognised within other assets. To conform with IFRS and AMEC policies this amount has been re-classified to deferred tax assets and deferred tax liabilities. The taxation of adjustments relate to the IFRS taxation accounting in respect of the adjustments highlighted above.

(5)
Billings in excess of cost: Foster Wheeler has a different revenue recognition policy on lump sum work and cost reimbursable work compared to AMEC. Foster Wheeler's policy is based on physical progress of a contract; however, AMEC's policy is to recognise revenue in proportion to the stage of completion of a contract, assessed by reference to costs incurred to date as a percentage of total forecast costs.

(6)
Pension, post-retirement and other employee benefits: This provision has been expensed under US GAAP however, under IFRS, due to the limited communication and advancement of this process, $15 million will be expensed in the three months ended 31 March 2014, as the required criteria has been met.

(7)
Asbestos-related liability: Under AMEC's IFRS accounting policies, the provision for asbestos claims is extended from a forecast for the next 15 years used under Foster Wheeler US GAAP policies to 37 years and is discounted back to a net present value using a US Treasury yield curve discount rate.

(8)
Other long-term liabilities: Under US GAAP deferred gains on certain sale and leaseback transactions were deferred for future periods. Under IFRS and AMEC accounting policies such gains would have been recognised in full at the date of the transaction and therefore the adjustment above is to reverse the deferred gains within Foster Wheeler's annual report filed on Form 10-K dated 27 February 2014 and Foster Wheeler's quarterly report on Form 10-Q dated 7 May 2014.

Unaudited Reconciliation of Foster Wheeler's Consolidated Balance Sheet as at 31 March 2014

	Balance sheet as reported by Foster Wheeler	Accounting policy adjustments	Alignment of balance sheet presentation	Foster Wheeler balance sheet under AMEC accounting policies and presentation
	($ millions, except share data and per share amounts)
Assets
Current Assets:
Inventory(1)	—	—	11.9	11.9
Cash and cash equivalents(2)	527.9	53.6	—	581.5
Accounts and notes receivable, net:
Trade	715.4	—	—	715.4
Other(1)	60.6	—	27.2	87.8
Contracts in process	201.0	—	—	201.0
Prepaid, deferred and refundable income taxes(3)	61.4	(32.7)	—	28.7
Other current assets(1)	39.1	—	(39.1)	—

Total current assets	1,605.4	20.9	—	1,626.3

Land, buildings and equipment, net(4)	274.7	(30.6)	—	244.1
Restricted cash(2)	53.6	(53.6)	—	—
Notes and accounts receivable—long-term(5)	14.6	—	(14.6)	—
Investments in and advances to unconsolidated affiliates	181.7	—	—	181.7
Goodwill	169.4	—	—	169.4
Other tangible assets, net	108.2	—	—	108.2
Asbestos-related insurance recovery receivable(5)	118.7	(25.0)	(93.7)	—
Other assets(3)(4)	148.0	(10.4)	108.3	245.9
Deferred tax assets(3)	47.7	20.1	—	67.8

Total Assets	2,722.0	(78.6)	—	2,643.4

	Balance sheet as reported by Foster Wheeler	Accounting policy adjustments	Alignment of balance sheet presentation	Foster Wheeler balance sheet under AMEC accounting policies and presentation
	($ millions, except share data and per share amounts)
Liabilities, Temporary Equity and Equity
Current Liabilities:
Current instalments on long-term debt	12.7	—	—	12.7
Accounts payable(9)	248.4	10.6	261.6	520.6
Accrued expenses	261.6	—	(261.6)	—
Billings in excess of costs and estimated earnings on uncompleted contracts(6)	635.4	(2.7)	—	632.7
Income taxes payable(3)	36.7	5.0	—	41.7

Total current liabilities	1,194.8	12.9	—	1,207.7

Long-term debt	113.0	—	—	113.0
Deferred tax liabilities(3)	40.7	(11.3)	—	29.4
Pensions, post-retirement and other employee benefits	109.1	—	—	109.1
Asbestos-related liability(7)	248.7	54.0	—	302.7
Other long-term liabilities(8)	206.3	(30.5)	——	175.8

Total Liabilities	1,912.6	25.1	—	1,937.7

Temporary Equity:
Non-vested share-based compensation awards subject to redemption(9)	10.6	(10.6)	—	—

Total Temporary Equity	10.6	(10.6)	—	—

Notes:

(1)
Other current assets: The $39.1 million of other current assets presented on Foster Wheeler's balance sheet consists of inventory of $11.9 million and other receivables of $27.2 million. These components of other current assets of Foster Wheeler were reclassified to their respective separate balance sheet accounts under AMEC accounting policies.

(2)
Cash: In accordance with AMEC accounting policies, restricted cash of $53.6 million has been reclassified to cash and cash equivalents.

(3)
Taxation: Under IFRS, AMEC has re-allocated $(32.7) million of the current deferred tax asset recorded by Foster Wheeler to the following categories:

•
$16.4 million—Non-current deferred tax assets

•
$5.0 million—Current tax payable

•
$11.3 million—Non-current deferred tax liabilities

This adjustment has been made in order to reflect the impact of jurisdictional netting of current and deferred tax balances and reflecting all deferred tax balances as non-current in line with IFRS.

A provision for unrealised profit is held on the Foster Wheeler consolidated balance sheet. This relates to the intercompany transfer of IP in respect of technology and the Foster Wheeler trade name in 2000. Under US GAAP, a deferred tax asset of $41.8 million is held in respect of this provision at the US tax rate and is disclosed within other assets. Under IFRS, the deferred tax asset would be recognised at the tax rate of the acquiring entity and disclosed within deferred tax assets. Accordingly an asset of $41.8 million has been removed from other assets and a deferred tax asset of $6.6 million has been recognised and disclosed within deferred tax assets.

A net reduction in deferred tax assets of $(3.0) million has been recognised in respect of deferred tax adjustments on other US GAAP to IFRS adjustments.

(4)
Lease classification: Under US GAAP, a lease has been classified as an operating lease (where Foster Wheeler is the lessor) and the respective property, plant and equipment was capitalised. Under IFRS, this operating lease has been determined to be a finance lease (with Foster Wheeler as the lessor) and the property, plant and equipment has been derecognised and replaced with a finance lease receivable.

(5)
Asbestos-related insurance recovery: Under US GAAP the insurance recovery is not discounted. To conform with IFRS and AMEC accounting policies the insurance recovery receivable reported has been discounted.

(6)
Billings in excess of cost: Foster Wheeler has a different revenue recognition policy on lump sum work and cost reimbursable work compared to AMEC. Foster Wheeler's policy is based on physical progress of a contract; however, AMEC's policy is to recognise revenue in proportion to the stage of completion of a contract, assessed by reference to costs incurred to date as a percentage of total forecast costs. Consequently, an adjustment arises to the liability for billings in excess of costs and estimated earnings on uncompleted contracts.

(7)
Asbestos: US GAAP provision 15 year outlook and not discounted under Foster Wheeler's policies in accordance with Financial Accounting Standard 5 (FAS5). AMEC has applied a risk free discount rate to the provision, which is updated annually and extended the 15 year outlook to 37 years.

(8)
Other long-term liabilities: Under US GAAP deferred gains on certain sale and leaseback transactions were deferred for future periods. Under IFRS and AMEC's accounting policies such gains would have been recognised in full at the date of the transaction and therefore the adjustment above is to reverse the deferred gains within Foster Wheeler's unaudited consolidated balance sheet as at 31 March 2014.

(9)
Non-vested share-based compensation awards subject to redemption: The non-vested share-based compensation awards subject to redemption are presented above as a component of accounts payable in accordance with AMEC's accounting policies.

Unaudited Reconciliation of Foster Wheeler's Consolidated Balance Sheet as at 31 December 2013

	Balance sheet as reported by Foster Wheeler	Accounting policy adjustments	Alignment of balance sheet presentation	Foster Wheeler balance sheet under AMEC accounting policies and presentation
	($ millions, except share data and per share amounts)
Assets
Current Assets:
Inventory(1)	—	—	12.0	12.0
Cash and cash equivalents(2)	556.2	82.9	—	639.1
Accounts and notes receivable, net:
Trade	671.8	—	—	671.8
Other(1)	57.3	—	26.4	83.7
Contracts in process	197.2	—	—	197.2
Prepaid, deferred and refundable income taxes(3)	62.9	(32.7)	—	30.2
Other current assets(1)	38.4	—	(38.4)	—

Total current assets	1,583.8	50.2	—	1,634.0

Land, buildings and equipment, net(4)	280.0	(30.6)	—	249.4
Restricted cash(2)	82.9	(82.9)	—	—
Notes and accounts receivable—long-term(5)	15.1	—	(15.1)	—
Investments in and advances to unconsolidated affiliates	181.3	—	—	181.3
Goodwill	169.8	—	—	169.8
Other tangible assets, net	113.5	—	—	113.5
Asbestos-related insurance recovery receivable(5)	120.5	(26.0)	(94.5)	—
Other assets(3)(4)	143.8	(10.4)	109.6	243.0
Deferred tax assets(3)	49.7	20.1	—	69.8

Total Assets	2,740.4	(79.6)	—	2,660.8

	Balance sheet as reported by Foster Wheeler	Accounting policy adjustments	Alignment of balance sheet presentation	Foster Wheeler balance sheet under AMEC accounting policies and presentation
	($ millions, except share data and per share amounts)
Liabilities, Temporary Equity and Equity
Current Liabilities:
Current instalments on long-term debt	12.5	—	—	12.5
Accounts payable(10)	282.4	15.7	304.3	602.4
Accrued expenses	304.3	—	(304.3)	—
Billings in excess of costs and estimated earnings on uncompleted contracts(6)	569.7	2.3	—	572.0
Income taxes payable(3)	39.1	(5.0)	—	34.1

Total current liabilities	1,208.0	13.0	—	1,221.0

Long-term debt	113.7	—	—	113.7
Deferred tax liabilities(3)	39.7	(11.3)	—	28.4
Pensions, post-retirement and other employee benefits(7)	111.2	(15.0)	—	96.2
Asbestos-related liability(8)	257.2	54.0	—	311.2
Other long-term liabilities(9)	210.7	(30.5)	—	180.2

Total Liabilities	1,940.5	10.2	—	1,950.7

Temporary Equity:
Non-vested share-based compensation awards subject to redemption(10)	15.7	(15.7)	—	—

Total Temporary Equity	15.7	(15.7)	—	—

Notes:

(1)
Other current assets: The $38.4 million of other current assets presented on Foster Wheeler's balance sheet consists of inventory of $12 million and other receivables of $26.4 million. These components of other current assets of Foster Wheeler were reclassified to their respective separate balance sheet accounts under AMEC accounting policies.

(2)
Cash: In accordance with AMEC accounting policies, restricted cash of $82.9 million has been reclassified to cash and cash equivalents.

(3)
Taxation: Under IFRS, AMEC has re-allocated $(32.7) million of the current deferred tax asset recorded by Foster Wheeler to the following categories:

•
$16.4 million—Non-current deferred tax assets

•
$5.0 million—Current tax payable

•
$11.3 million—Non-current deferred tax liabilities

This adjustment has been made in order to reflect the impact of jurisdictional netting of current and deferred tax balances and reflecting all deferred tax balances as non-current in line with IFRS.

A provision for unrealised profit is held on the Foster Wheeler consolidated balance sheet. This relates to the intercompany transfer of IP in respect of technology and the Foster Wheeler trade name in 2000. Under US GAAP, a deferred tax asset of $41.8 million is held in respect of this provision at the US tax rate and is disclosed within other assets. Under IFRS, the deferred tax asset would be recognised at the tax rate of the acquiring entity and disclosed within deferred tax assets. Accordingly an asset of $41.8 million has been removed from other assets and a deferred tax asset of $6.7 million has been recognised and disclosed within deferred tax assets.

A net reduction in deferred tax assets of $(3.0) million has been recognised in respect of deferred tax adjustments on other US GAAP to IFRS adjustments.

(4)
Lease classification: Under US GAAP, a lease has been classified as an operating lease (where Foster Wheeler is the lessor) and the respective property, plant and equipment was capitalised. Under IFRS, this operating lease has been determined to be a finance lease (with Foster Wheeler as the lessor) and the property, plant and equipment has been derecognised and replaced with a finance lease receivable.

(5)
Asbestos-related insurance recovery: Under US GAAP the insurance recovery is not discounted. To confirm with IFRS and AMEC accounting policies the insurance recovery receivable reported has been discounted.

(6)
Billings in excess of cost: Foster Wheeler has a different revenue recognition policy on lump sum work and cost reimbursable work compared to AMEC. Foster Wheeler's policy is based on physical progress of a contract; however, AMEC's policy is to recognise revenue in proportion to the stage of completion of a contract, assessed by reference to costs incurred to date as a percentage of total forecast costs. Consequently, an adjustment arises to the liability for billings in excess of costs and estimated earnings on uncompleted contracts.

(7)
Pension, post-retirement and other employee benefits (redundancy): Foster Wheeler has recognised a provision of US$15 million in the fourth quarter of the fiscal year ended 31 December 2013 for redundancy costs in the Global Power Group. This provision has been expensed under US GAAP however, under IFRS, due to the stage of communication and advancement of this process at 31 December 2013, the required IFRS recognition criteria had not been met and this would instead be recognised in the fiscal year ended 31 December 2014.

(8)
Asbestos: US GAAP provision 15 year outlook and not discounted under Foster Wheeler's policies in accordance with Financial Accounting Standard 5 (FAS5). AMEC has applied a risk free discount rate to the provision, which is updated annually and extended the 15 year outlook to 37 years.

(9)
Other long-term liabilities: Under US GAAP deferred gains on certain sale and leaseback transactions were deferred for future periods. Under IFRS and AMEC's accounting policies such gains would have been recognised in full at the date of the transaction and therefore the adjustment above is to reverse the deferred gains within Foster Wheeler's Form 10-K.

(10)
Non-vested share-based compensation awards subject to redemption: The non-vested share-based compensation awards subject to redemption are presented above as a component of accounts payable in accordance with AMEC's accounting policies.

Annex A

200 West Street | New York, New York 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

February 13, 2014

Board of Directors
Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug)
Switzerland

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than AMEC plc ("AMEC") and its affiliates) of the outstanding registered shares of capital stock, par value CHF 3.00 per share (the "Company Shares"), of Foster Wheeler AG (the "Company") of the Aggregate Consideration (as defined below) to be paid to the holders of Company Shares in the Exchange Offer (as defined below) pursuant to the Implementation Agreement, dated as of February 13, 2014 (the "Agreement"), by and between AMEC and the Company. The Agreement provides for an exchange offer for Company Shares (the "Exchange Offer") pursuant to which AMEC will exchange each Company Share accepted for, at the election of the holder thereof, either (a) $32.00 in cash (the "Cash Consideration") or (b) at the election of the holder thereof, either 1.7996ordinary shares, par value £0.50 per share (the "AMEC Shares"), of AMEC or 1.7996 American Depositary Shares of AMEC ("ADSs"), each representing one AMEC Share (the "Share Consideration; taken in the aggregate with the Cash Consideration, the "Aggregate Consideration"), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. In addition, pursuant to the Agreement, the Company may declare and pay, at any time prior to the Offer Closing Date (as defined in the Agreement), a dividend, not conditioned on the completion of the Exchange Offer, in an amount up to $0.40 per Company Share (the "Dividend") to the holders of record of the issued and outstanding Company Shares as of the applicable record date. The Agreement further provides that, following completion of the Exchange Offer and the satisfaction of certain other conditions, including the absence of any legal impediments and the acquisition or control by AMEC of 90% of the outstanding Company Shares, AMEC shall use reasonable endeavors to cause the Company to be merged with and into a wholly owned subsidiary of AMEC and each outstanding Company Share (other than Company Shares already owned by AMEC) will receive consideration pursuant to a merger agreement to be prepared, executed and delivered by AMEC and the Company after the completion of the Exchange Offer, as to which agreement and the transaction contemplated thereby we are expressing no opinion.

Securities and Investment Services Provided by Goldman, Sachs & Co.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, AMEC, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Agreement (collectively, the "Transaction") for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Exchange Offer, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide investment banking services to the Company, AMEC and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company and annual reports to shareholders of AMEC for the five years ended December 31, 2012; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and interim reports to shareholders of AMEC; certain other communications from the Company and AMEC to their respective shareholders; certain publicly available research analyst reports for the Company and AMEC; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for AMEC, in each case, as prepared by the management of the Company and approved for our use by the Company (the "Forecasts"), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the "Synergies"). We have also held discussions with members of the senior managements of the Company and AMEC regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and AMEC; reviewed the reported price and trading activity of the Company Shares and of the AMEC Shares; compared certain financial and stock market information for the Company and AMEC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the engineering and construction and power industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or AMEC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or AMEC or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we have assumed, with your consent, that the Dividend, in an amount equal to $0.40 per Company Share, will be paid prior to the Offer Closing Date to the holders of record of the issued and outstanding Company Shares as of the applicable record date.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than AMEC and its affiliates) of Company Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders in the Exchange Offer pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including provisions in the Agreement for adjustment of the Cash Consideration or payments of dividends by the Company in each case as a result of dividends paid by AMEC, or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than AMEC and its affiliates) of Company Shares in the Exchange Offer pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the AMEC Shares, the ADSs or the Company Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or AMEC or the ability of the Company or AMEC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Exchange Offer or as to how any holder of Company Shares should vote or make any election with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than AMEC and its affiliates) of Company Shares in the Exchange Offer pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex B

February 13, 2014

STRICTLY CONFIDENTIAL

The Board of Directors
Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug)
Switzerland

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value CHF 3.00 per share (the "Company Common Stock"), of Foster Wheeler AG (the "Company") of the consideration to be paid to such holders in the proposed Exchange Offer and Merger (each as defined below) pursuant to the Implementation Agreement, dated as of February 13, 2014 (the "Agreement"), between the Company and AMEC plc (the "Acquiror"). Pursuant to the Agreement, the Acquiror will commence, or will cause a direct wholly-owned subsidiary to commence, an exchange offer for all the shares of the Company Common Stock (the "Exchange Offer") for consideration per share equal to, at the election of the holder, either $32.00 in cash (the "Cash Consideration") or 1.7996 shares (the "Stock Consideration", and, together with the Cash Consideration, the "Merger Consideration") of the Acquiror's common stock, par value £0.50 per share (the "Acquiror Common Stock"), or the Acquiror's American Depositary Shares, with each American Depositary Share representing one share of Acquiror Common Stock (the "ADSs"); provided, that the Cash Consideration and the Stock Consideration will be subject to certain limitations and proration procedures set forth in the Agreement. The Agreement also permits the payment by the Company, at any time prior to the Offer Closing Date (as defined in the Agreement), of a cash dividend in an amount up to $0.40 per share of Company Common Stock to the holders of record of the issued and outstanding shares of Company Common Stock as of the applicable record date (the "Special Dividend", and, together with the Merger Consideration, the "Total Per Share Payments"). The Agreement further provides that, following completion of the Exchange Offer, and subject to certain other conditions, the Company will be merged with and into a wholly-owned subsidiary of Acquiror (the "Merger") and each outstanding share of Company Common Stock, if any, will be converted into the right to receive consideration pursuant to article 8 para 2 of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities. The Exchange Offer and Merger, together and not separately, are referred to herein as the "Transaction".

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the Company's and the Acquiror's businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the

Transaction (the "Synergies"); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the Merger shall occur following the Exchange Offer and each outstanding share of Company Common Stock will be converted in the Merger into the right to receive an amount equal to the Merger Consideration. We have further assumed that the Special Dividend of $0.40 per share of Company Common Stock shall be paid prior to the Offer Closing Date. We have also assumed that the payment of any Permitted AMEC Dividend (as defined in the Agreement) shall not affect our analysis in any material respect. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Total Per Share Payments to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Total Per Share Payments to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, the Acquiror Common Stock or the ADSs will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, all of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as the Company's financial advisor from the second half of 2011 through 2012 in connection with the Company's analysis and consideration of various alternative potential transactions. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Total Per Share Payments to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares in the Exchange Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex C

Foster Wheeler AG
Lindenstrasse 10
6340 Baar
Switzerland

Zurich, 13 February 2013

Dear Members of the Board

We understand that Foster Wheeler AG (the "Company") and AMEC plc (the "Buyer", together with the Company, the "Parties") have entered into an Implementation Agreement dated 13 February 2014 (the "Agreement") relating to the proposed acquisition by the Buyer of the outstanding registered capital stock, par value CHF 3.00 per share, of the Company (the "Company Shares"). The Agreement provides that the Buyer will commence an exchange offer to acquire the Company Shares (the "Transaction") pursuant to which the Buyer will exchange for each Company Share, in proportions elected by the holder thereof subject to certain procedures, conditions and limitations contained in the Agreement, (a) USD 16.00 (the "Cash Consideration") and (b) at the election of the holder, 0.8998 ordinary shares, par value GBP 0.50 per share, in the capital of the Buyer (the "AMEC Shares") or American Depositary Shares representing an equivalent number of AMEC Shares, (the "Share Consideration", together with the Cash Consideration, the "Aggregate Consideration").

In addition, the Board of the Company intends to recommend to the shareholders of the Company the approval of a one-time dividend of up to USD 0.40 per share prior to the closing, the payment of which (assuming shareholder approval) is not conditioned on the Transaction and will not lead to an adjustment of the Aggregate Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Aggregate Consideration to be received by the Company's shareholders in the Transaction pursuant to the Agreement is fair from a financial point of view. We have prepared this Fairness Opinion according to the standards typically applied to Fairness Opinions in tender offers governed by Swiss takeover law.

In establishing the Fairness Opinion, we

  i.
  Reviewed the financial terms and conditions of the Agreement;

  ii.
  Reviewed certain publicly available historical business and financial information relating to the Company's and the Buyer's performance;

  iii.
  Reviewed certain historical business and financial information made available by the management of the Company;

  iv.
  Reviewed various financial forecasts and other data provided to IFBC or approved for IFBC's use by the Company's management relating to the Company's businesses;

  v.
  Reviewed publicly available financial estimates relating to the Company's and the Buyer's business;

  vi.
  Held discussions with the representatives of the Company with respect to the businesses and prospects of the Company and Buyer;

  vii.
  Reviewed public information of companies conducting similar business as the Parties;

  viii.
  Compared the financial performance of the Parties and their stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

  ix.
  Reviewed the financial terms and conditions of similar transactions, of which we believe to be generally relevant for assessing the transaction;

  x.
  Reviewed historical stock prices and trading volumes of the Company's shares;

  xi.
  Reviewed historical stock prices and trading volumes of the Buyer's shares; and

  xii.
  Conducted other financial studies, analyses and investigations as deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefore. With respect to the projected financial data relating to the Company and the Buyer referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the Buyer under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company and the Buyer or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that the Parties will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Transaction or materially reduce the benefits to the shareholders of the Company.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Buyer nor the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company and the Buyer under any laws or regulation relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter relating to the Transaction other than the fairness of the Aggregate Consideration to be received by the holders of the Company Shares, from a financial point of view. We do not express any view on, and our opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities (such as the holders of Buyer shares), creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Aggregate Consideration or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board or to any other persons in respect of the Transaction, including as to how any shareholder of the Company should act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company or the Buyer will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

IFBC is acting as an independent fairness opinion provider to the Board of the Company in connection with the Transaction and will receive usual marketable fees for its services, payable on the completion of our fairness opinion analysis. IFBC does not receive any compensation that depends on the statements in this fairness opinion or in relation to the successful completion of the transaction.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of the Company in connection with their evaluation of the proposed Transaction. This opinion may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make in connection with the Transaction if such inclusion is required by applicable law. The issuance of this opinion has been approved by an Opinion Committee of IFBC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received by the shareholders of the Company in the Transaction is fair, from a financial point of view.

Very truly yours,

IFBC AG

Dr. Thomas Vettiger	Dr. Rudolf Volkart
Managing Partner	Senior Partner

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Except as hereinafter set forth, there is no provision of AMEC's Articles of Association or any contract, arrangement or statute under which any director or officer of AMEC is insured or indemnified in any manner against any liability that he may incur in his or her capacity as such.

Article 131 of AMEC's Articles of Association provides:

131.1  Subject to the provision of, and so far as may be permitted by and consistent with the Statutes and rules made by the UKLA, the Company may indemnify any Director, former Director, Secretary or other officer of the Company and each of the Associated Companies of the Company out of the assets of the Company against:

(a)
any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than:

(i)
any liability to the Company or any Associated Company; and

(ii)
any liability of any kind referred to in Section 234(3) of the Companies Act 2006; and

(b)
any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

131.2  Subject to the Companies Act and rules made by the UKLA the Company shall indemnify a Director of the Company and any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6)) of the Companies Act 2006).

131.3  Where a Director, former Director, Secretary or other officer is indemnified against any liability in accordance with this Article 131, such indemnity may extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

131.4  In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

Article 132 of AMEC's Articles of Association provides:

132.1  Without prejudice to Article 131, the Directors shall have the power to purchase and maintain insurance for or for the benefit of:

(a)
any person who is or was at any time a Director, officer or employee of any Relevant Company (as defined in Article 132.2 below); or

(b)
any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested,

including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

132.2  For the purpose of Article 132.1 above, "Relevant Company" shall mean:

(a)
the Company;

(b)
any holding company of the Company;

(c)
any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company; or

(d)
any subsidiary undertaking of the Company or of such other body.

Article 133 of AMEC's Articles of Association provides:

133.1  Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UKLA, the Company:

(a)
may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company with funds to meet expenditure incurred or to be incurred by him in defending himself in any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company or in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and

(b)
may do anything to enable any such Director, Secretary or other officer to avoid incurring such expenditure.

133.2  The terms set out in Section 205(2) of the Companies Act 2006; shall apply to any provision of funds or other things done under Article 133.1.

133.3  Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UKLA, the Company:

(a)
may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and

(b)
may do anything to enable any such Director, former Director, Secretary or other officer to avoid incurring such expenditure.

133.4  In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

133.5  Where AMEC's Board considers it appropriate, the Company may grant a documentary indemnity in any form in favour of any Director, former Director, Secretary or other officer of the Company.

Chapter 7 (Directors' Liabilities) of Part X of the Companies Act 2006 provides as follows:

232. Provisions protecting directors from liability

(1)
Any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

(2)
Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or of an Associated Company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void, except as permitted by—

(a)
section 233 (provision of insurance),

(b)
section 234 (qualifying third-party indemnity provision), or

(c)
section 235 (qualifying pension scheme indemnity provision).

(3)
This section applies to any provision, whether contained in a company's articles or in any contract with the company or otherwise.

(4)
Nothing in this section prevents a company's articles from making such provision as has previously been lawful for dealing with conflicts of interest.

233. Provision of insurance

Section 232(2) (voidness of provisions for indemnifying directors) does not prevent a company from purchasing and maintaining for a director of the company, or of an Associated Company, insurance against any such liability as is mentioned in that subsection.

234. Qualifying third-party indemnity provision

(1)
Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying third-party indemnity provision.

(2)
Third-party indemnity provision means provision for indemnity against liability incurred by the director to a person other than the company or an Associated Company.

Such provision is qualifying third-party indemnity provision if the following requirements are met.

(3)
The provision must not provide any indemnity against—

(a)
any liability of the director to pay—

(i)
a fine imposed in criminal proceedings, or

(ii)
a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

(b)
any liability incurred by the director—

(i)
in defending criminal proceedings in which he is convicted, or

(ii)
in defending civil proceedings brought by the company, or an Associated Company, in which judgment is given against him, or

(iii)
in connection with an application for relief (see subsection (6)) in which the court refuses to grant him relief.

(4)
The references in subsection (3)(b) to a conviction, judgment or refusal of relief are to the final decision in the proceedings.

(5)
For this purpose—

(a)
a conviction, judgment or refusal of relief becomes final—

(i)
if not appealed against, at the end of the period for bringing an appeal, or

(ii)
if appealed against, at the time when the appeal (or any further appeal) is disposed of; and

  (b)
  an appeal is disposed of—

  (i)
  if it is determined and the period for bringing any further appeal has ended, or

  (ii)
  if it is abandoned or otherwise ceases to have effect.

(6)
The reference in subsection (3)(b)(iii) to an application for relief is to an application for relief under—

section 661(3) or (4) (power of court to grant relief in case of acquisition of shares by innocent nominee), or section 1157 (general power of court to grant relief in case of honest and reasonable conduct).

235. Qualifying pension scheme indemnity provision

(1)
Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying pension scheme indemnity provision.

(2)
Pension scheme indemnity provision means provision indemnifying a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company's activities as trustee of the scheme.

Such provision is qualifying pension scheme indemnity provision if the following requirements are met.

(3)
The provision must not provide any indemnity against—

(a)
any liability of the director to pay—

(i)
a fine imposed in criminal proceedings, or

(ii)
a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

(b)
any liability incurred by the director in defending criminal proceedings in which he is convicted.

(4)
The reference in subsection (3)(b) to a conviction is to the final decision in the proceedings.

(5)
For this purpose—

(a)
a conviction becomes final—

(i)
if not appealed against, at the end of the period for bringing an appeal, or

(ii)
if appealed against, at the time when the appeal (or any further appeal) is disposed of; and

(b)
an appeal is disposed of—

(i)
if it is determined and the period for bringing any further appeal has ended, or

(ii)
if it is abandoned or otherwise ceases to have effect.

(6)
In this section "occupational pension scheme" means an occupational pension scheme as defined in section 150(5) of the Finance Act 2004 (c. 12) that is established under a trust.

1157. Power of court to grant relief in certain cases

(1)
If in proceedings for negligence, default, breach of duty or breach of trust against—

(a)
an officer of a company, or

(b)
a person employed by a company as auditor (whether he is or is not an officer of the company),

  it appears to the court hearing the case that the officer or person is or may be liable but that he acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused, the court may relieve him, either wholly or in part, from his liability on such terms as it thinks fit.

(2)
If any such officer or person has reason to apprehend that a claim will or might be made against him in respect of negligence, default, breach of duty or breach of trust—

(a)
he may apply to the court for relief, and

(b)
the court has the same power to relieve him as it would have had if it had been a court before which proceedings against him for negligence, default, breach of duty or breach of trust had been brought.

(3)
Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant (in Scotland, the defender) ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case from the jury and forthwith direct judgment to be entered for the defendant (in Scotland, grant decree of absolvitor) on such terms as to costs (in Scotland, expenses) or otherwise as the judge may think proper.

AMEC will agree to indemnify AMEC's authorised representative in the United States from and against certain directors' and officers' liabilities.

In addition, AMEC has obtained directors' and officers' insurance coverage, which, subject to policy terms and limitations, includes coverage to reimburse AMEC for amounts that it may be required or permitted by law to pay directors or officers of AMEC and its consolidated subsidiaries.

AMEC has also entered into deeds of indemnity in the form of an individual agreement with each director, including the New Directors with effect from completion of the Offer, providing a qualifying third-party indemnity in favour of each director to the extent permitted by the UK Companies Act 2006 or other applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.    Exhibits and Financial Statements Schedules

(a)
The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description
2.1	Implementation Agreement, dated 13 February 2014, between AMEC plc and Foster Wheeler AG*
2.2	Letter agreement, dated 28 March 2014, between AMEC plc and Foster Wheeler AG**
2.3	Deed of Amendment, dated 28 May 2014, between AMEC plc and Foster Wheeler AG**
3.1	AMEC's Articles of Association*
4.1	Form of Deposit Agreement among AMEC, Deutsche Bank Trust Company Americas, as depositary and the owners and beneficial owners of AMEC ADSs***
5.1	Form of opinion of Linklaters LLP regarding legality of securities being registered
8.1	Form of opinion of Linklaters LLP regarding certain US federal income tax matters**
8.2	Form of opinion of Linklaters LLP regarding certain UK tax matters**
8.3	Form of opinion of Homburger AG regarding certain Swiss tax matters**
10.1
Credit Facilities Agreement, dated 13 February 2014, between, among others, AMEC plc, and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank PLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as original mandated lead arrangers, and Bank of America Merrill Lynch International Limited, as facility agent*
10.2	Global Transfer and Amendment Agreement, dated 28 March 2014, relating to the Credit Facilities Agreement, dated 13 February 2014*
10.3	Rules of the AMEC Performance Share Plan, dated 5 May 2011*
10.4	Rules of the AMEC Savings Related Share Option Scheme 2005, amended on 24 October 2013 and effective from 17 July 2013*
10.5	Rules of the AMEC International Savings Related Share Option Scheme 2005, dated 9 August 2007*
10.6	Rules of the AMEC Restricted Share Plan, dated 5 August 2013*
10.7	Foster Wheeler AG Omnibus Incentive Plan, Amended and Restated Effective as of 2 May 2013*
10.8	Form of Indemnification Agreement for directors of AMEC plc, dated 1 October 2012*
10.9	Form of Indemnification Agreement for directors of AMEC plc, dated ***
10.10	Simon Naylor Letter of Indemnity, dated 11 January 2012*
10.11	John Pearson Letter of Indemnity, dated 11 January 2012*
10.12	Employment Agreement between AMEC plc and Samir Brikho, dated 25 April 2007*
10.13	Employment Agreement between AMEC plc and Ian McHoul, dated 2 July 2008*
10.14	Employment Agreement between AMEC plc and Simon Naylor, dated 20 December 2012*
10.15	Employment Agreement between AMEC plc and John Pearson, dated 11 July 2006*

Exhibit Number	Description
10.16	AMEC Group Management Team Bonus Plan Rules 2013, dated 13 February 2013*
10.17	AMEC Group Management Team Bonus Plan Rules 2014, dated 5 March 2014*
10.18	Form of Mandate Agreement between AMEC and the new non-executive directors of AMEC**
10.19	Amendment and Restatement Agreement, dated 14 July 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014)
10.20	Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014 and as amended and restated on 14 July 2014)
21.1	Subsidiaries of AMEC*
23.1	Consent of Ernst & Young LLP as auditors of the financial statements of AMEC***
23.2	Consent of PricewaterhouseCoopers LLP as auditors of the financial statements of Foster Wheeler***
23.3	Consent of Linklaters LLP for opinion regarding the legality of securities being registered (included in the opinion filed as Exhibit 5.1 to this Registration Statement)
23.4	Consent of Linklaters LLP for opinion regarding certain US federal income tax matters (included in the opinion filed as Exhibit 8.1 to this Registration Statement)**
23.5	Consent of Linklaters LLP for opinion regarding certain UK tax matters (included in the opinion filed as Exhibit 8.2 to this Registration Statement)**
23.6	Consent of Homburger AG for opinion regarding certain Swiss tax matters (included in the opinion field as Exhibit 8.3 to this Registration Statement)**
24.1	Powers of Attorney of Directors of AMEC signing by an attorney-in-fact (included on the signature page of this Registration Statement)*
99.1	Letter of Transmittal***
99.2	Notice of Guaranteed Delivery***
99.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees***
99.4	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients***
99.5	Fairness opinion of Goldman, Sachs & Co., dated 13 February 2014 (included as Annex A to the prospectus forming part of this registration statement)*
99.6	Fairness opinion of J.P. Morgan Securities LLC, dated 13 February 2014 (included as Annex B to the prospectus forming part of this registration statement)*
99.7	Fairness opinion of IFBC AG, dated 13 February 2014 (included as Annex C to the prospectus forming part of this registration statement)*
99.8	Consent of Goldman, Sachs & Co.***
99.9	Consent of J.P. Morgan Securities LLC***
99.10	Consent of IFBC AG**
99.11	Consent of Persons Named to Become Directors***

Exhibit Number	Description
99.12	Subsidiaries of Foster Wheeler*

*
Submitted as an exhibit to the Draft Registration Statement on Form F-4 confidentially submitted to the Securites and Exchange Commission by AMEC on 28 April 2014.

**
Submitted as an exhibit to the Draft Registration Statement on Form F-4 confidentially submitted to the Securities and Exchange Commission by AMEC on 8 July 2014.

***
To be filed by amendment

Item 22.    Undertakings

(a)
In accordance with Item 512 of Regulation S-K, the undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total US dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 per cent. change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering;

(5)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(6)
That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)
That, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d)

    of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (8)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference into the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X under the Exchange Act is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest interim report that is specifically incorporated by reference into the prospectus to provide such interim financial information.

(b)
The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one Business Day of receipt of such request, and to send the incorporated prospectus by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in prospectus filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised, in London, England, on                        2014.

AMEC PLC
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Samir Brikho, Ian McHoul and Alison Yapp, and each of them acting individually, as true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this registration statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto and to file the same, with all exhibits thereto, and other prospectus in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature/Name	Title	Date

John Connolly	Chairman of the Board
Samir Brikho	Executive Director and Chief Executive
Ian McHoul	Executive Director and Chief Financial Officer
Linda Adamany	Non-executive Director
Neil Carson	Non-executive Director
Colin Day	Non-executive Director
Simon Thompson	Non-executive Director
Donald J. Puglisi	Authorised Representative in the United States